4/12

06019473

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Norske Skogindustrier ASA

*CURRENT ADDRESS: Oksenøyveien 80 PO Box 329
N-1326
Lysaker Norway

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JAN 04 2007
THOMSON FINANCIAL

FILE NO. 82- 5226

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 12/22/06

Norske Skogindustrier ASA

Application to Reinstate Exemption
Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

File No. 82-5226

Documents Relating to Schedule II
(Volume I of III)

December 8, 2006

A.1

B.1

Norske Skog

Results for the first quarter

- **Results remain unsatisfactory**
- **Strong Norwegian krone presents a challenge**
- **Lost-time injuries at record low**

Results for the first quarter of 2005
Key figures, group:

	1/05	1/04	4/04	2004
Operating revenues NOK mill	5 761	6 075	6 608	25 302
Gross op earnings[1] NOK mill	1 016	1 141	1 041	4 303
Net op earnings[1] NOK mill	260	338	315	1 210
(Loss)/gain curr hedging NOK mill	(128)	(121)	165	128
Pre-tax earnings[2] NOK mill	(85)	(57)	320	210
Net earnings NOK mill	(42)	(57)	545	621
Cash flow NOK mill	524	844	872	2 948
Earnings per share NOK	(0.32)	(0.43)	4.12	4.69
Cash flow per share NOK	3.94	6.37	6.55	22.04
Gross op margin[1] %	17.6	18.8	15.8	17.0
Net op margin[1] %	4.5	5.6	4.8	4.8
Return on capital employed %	2.9	3.5	3.4	3.2
Deliveries 1 000 t	1 234	1 267	1 460	5 480
Production 1 000 t	1 338	1 336	1 392	5 476

[1] Before impairments and provision for restructuring.
[2] After restructuring costs.

Group earnings

Financial results remained weak in the first quarter. The positive effect from newsprint price increases in Europe has been offset by cost increases on energy and other input factors. Compared with first quarter 2004, the stronger NOK has impacted operating earnings by approximately NOK 95 million. The first quarter is a season for low deliveries, and that effect was reinforced this year by unusually high volumes in the fourth quarter of 2004.

International Financial Reporting Standards (IFRS)

Norske Skog has adopted IFRS from 1 January 2005, and the financial results are compared with restated financial results for 2004. The effects of the conversion to IFRS are described in Norske Skog's annual report for 2004, and in separate stock exchange announcements issued on 3 February and 19 April 2005. The most important change for the profit and loss account compared with earlier accounting standards is that goodwill will no longer be amortised.

According to International Accounting Standard (IAS 39), embedded derivatives must be recorded at their fair value from 2005. For Norske Skog, this relates primarily to electricity contracts in which the price of the power depends to some extent on exchange rate developments.

Norske Skog has valued these embedded derivatives at market value on 1 January 2005, which has had a positive effect of NOK 315 million on group equity. In the future, fluctuations in the value of derivatives will be recorded in the profit and loss account. Implementing IAS 39 also reduces the value of interest and currency hedging instruments by NOK 150 million, which reduces equity.

Comparison with Q1 04

Operating revenue and earnings were down when comparing the first quarter with the same period of 2004 because the Norwegian krone strengthened by approximately six per cent against Norske Skog's trade-weighted basket of currencies, and because of lower prices in Australasia from 1 July 2004. Reduced deliveries largely reflect the continued weakness of the Korean market.

Comparison with Q4 04

Lower operating revenue so far this year largely reflects seasonal variations. Reduced demand in the first quarter had a stronger impact than earlier, particularly in Europe where demand was very high towards 31 December ahead of price rises. Gross operating earnings declined marginally, in part because of a NOK 24 million reduction in the value of embedded derivatives in long-term electricity contracts.

NOK 35 million in special items were recorded as revenue in Australasia in the fourth quarter of 2004, as well as NOK 57 million in reversed restructuring provisions.

Financial items (NOK mill)

	1/05	1/04	4/04	2004
Net interest exp	(155)	(182)	(228)	(829)
Gain/(loss) currency	(128)	(121)	165	128
Other financial items	(12)	(15)	(19)	(81)
Total financial items	(295)	(318)	(82)	(783)

Net interest expenses were positively affected in the first quarter by a NOK 27 million change in the value of interest derivatives. The loss on currency hedging arose because the Norwegian krone was weaker on 31 March 2005 compared with 31 December 2004.

Affiliated companies

The bulk of the overall loss of NOK 39 million for the quarter derives from Norske Skog's NOK 34 million share of the net loss in NorskeCanada. The corresponding share of the loss in the first quarter of 2004 was NOK 74 million, while Norske Skog's share of NorskeCanada's fourth-quarter profit last year was NOK 20 million.

Tax

Tax was positive at NOK 47 million for the first quarter. This primarily reflects the refunding of tax deducted at source.

Net result

The net loss for the first quarter was NOK 42 million, a marginal improvement on the same period of last year. The net result for the fourth quarter of 2004 was influenced by several special items with a positive effect.

Cash flow

Cash flow from operations was NOK 524 million in the first quarter. The reduction compared with the same period of 2004 largely related to a somewhat greater seasonal increase in working capital.

Investment

Capitalised investment amounted to NOK 450 million in the first quarter, including NOK 100 million for Norske Skog's share of the newsprint mill in China's Hebei province. This project is approaching completion, with commercial production set to start in the third quarter.

NOK 100 million was capitalised for the restructuring project in Australasia during the first quarter.

Liabilities and equity

Currency effects, with a weaker Norwegian krone during the first quarter, increased the value of assets in foreign currencies by about NOK 700 million, debt in foreign currencies by roughly NOK 400 million and equity by approximately NOK 300 million. Net interest bearing debt increased by NOK 323 million in the first quarter.

Equity rose by NOK 500 million in the first quarter as a result of currency effects and changes arising from the implementation of IFRS (IAS 39). Equity per share was NOK 147.50 at 31 March.

Gearing – net interest-bearing debt divided by equity – was 0.88 at 31 March, compared with 0.89 at 31 December 2004. Dividend for fiscal 2004 will increase gearing by 0.08 percentage points in the second quarter compared with the first quarter of 2005.

Share development

Share prices for Norske Skog and several other companies in the sector declined during the first quarter. The price at 31 March was NOK 126.50 as against NOK 134 at 1 January. A total of 35 million Norske Skog shares were traded in the first quarter, and the proportion owned by foreigners was 40 per cent at 31 March.

The annual sale of stock to employees totalled 219 085 shares, a slight decline from last year. These shares are taken from the company's own holding and sold at a discount of 20 per cent on the market price.

Operations and market

General comments

Global market developments for newsprint are characterised by increased demand in most regions and countries, but by decline in North America and Korea. As expected, however, growth is not as strong as it was in 2004. Seasonally, the first quarter is always significantly weaker than the fourth quarter of the preceding year. This effect was stronger than usual in Europe in 2005 reflecting the very high demand in the fourth quarter of 2004 ahead of price rises.

When assessing first-quarter demand, one must take into the fact that Easter was in March this year as against April in 2004.

Europe – newsprint

Key figures:

	1/05	1/04	4/04	2004
Op revenues NOK mill	2 092	1 956	2 213	8 319
Gross op earnings NOK mill	349	321	312	1 239
Net op earnings NOK mill	87	62	62	222
Gross op margin %	16.7	16.4	14.1	14.9
Deliveries 1 000 t	535	512	619	2 241
Production 1 000 t	561	532	575	2 216
Production/capacity %	92	91	99	95

Results improved somewhat in relation to the first quarter of 2004 because of higher volumes and increased prices in local currencies. However, these positive effects were reduced by the stronger Norwegian krone and higher energy costs in Norway and continental Europe. The production increase reflects the fact that Norske Skog Parenco in the Netherlands is exclusively producing newsprint from 2005.

European demand for standard and upgraded newsprint rose by just under two per cent from the same period of 2004. Deliveries in the former East European bloc rose by more than 10 per cent.

Europe – magazine paper

Key figures:

	1/05	1/04	4/04	2004
Op revenues NOK mill	1 510	1 716	1 894	7 287
Gross op earnings NOK mill	266	321	270	1 221
Net op earnings NOK mill	90	108	98	425
Gross op margin %	17.6	18.7	14.3	16.8
Deliveries 1 000 t	284	306	373	1 379
Production 1 000 t	328	335	348	1 386
Production/capacity %	94	90	93	93

Results were somewhat weaker than in the first quarter of 2004. Although prices increased in Europe, the average price measured in Norwegian kroner was lower because this currency strengthened. Production volumes were maintained despite the cessation of magazine paper output at Norske Skog Parenco. The unchanged production volume reflects conversion shutdowns at two of the mills last year.

Demand in Europe declined by 1.5 per cent compared with the same period of 2004. US demand remains high, and a price increase of USD 60 per tonne is currently being implemented for all types of magazine paper.

South America

Key figures*:

	1/05	1/04	4/04	2004
Op revenues NOK mill	271	253	315	1 146
Gross op earnings NOK mill	75	61	114	346
Net op earnings NOK mill	29	9	63	142
Gross op margin %	27.7	24.1	36.2	30.2
Deliveries 1 000 t	69	76	77	297
Production 1 000 t	72	76	76	296
Production/capacity %	93	98	98	96

* Only from mills in the region.

Reduced volumes compared with 2004 reflect technical production problems at Norske Skog Pisa in Brazil. Viewed overall, Norske Skog maintained its market share in that a rather larger quantity was shipped from the European mills. Results improved from the first quarter of 2004, primarily as a result of higher prices.

Newsprint demand in South America rose by just over two per cent during the first two months of 2005. The increase in Brazil, which is the most important single market, was four per cent.

Australasia

Key figures:

	1/05	1/04	4/04	2004
Op revenues NOK mill	919	1 068	1 015	4 194
Gross op earnings NOK mill*	229	351	269	1 143
Net op earnings NOK mill*	48	156	99	406
Gross op margin %*	24.9	32.9	26.5	27.3
Deliveries 1 000 t	198	206	214	868
Production 1 000 t	221	221	221	881
Production/capacity %	98	9	98	98

* Full year 2004: before impairments and provision for restructuring.

The reduced result for the first quarter compared with the same period of 2004 primarily reflects the seven per cent price decline in Australia from 1 July 2004. A strengthening of the New Zealand dollar against the Australian dollar also had a negative effect. When comparing with the fourth quarter of 2004, account must be taken of the NOK 35 million in positive one-off effects during the latter period. Production has been maintained at a high level.

Demand for newsprint and magazine paper in the region increased by five per cent compared with the first quarter of 2004.

Pan Asia Paper

Key figures (Norske Skog's 50 per cent share):

	1/05	1/04	4/04	2004
Op revenues NOK mill	561	610	650	2 603
Gross op earnings NOK mill	101	112	109	443
Net op earnings NOK mill	27	41	45	165
Gross op margin %	18.0	18.4	16.8	17.0
Deliveries 1 000 t	148	167	177	695
Production 1 000 t	156	172	172	697

The weak result for the first quarter reflects continued low demand in Korea, where substantial production cut-backs have been necessary.

As expected, demand developed well in China and India at the beginning of 2005. It declined in certain other markets because of stock downsizing by customer.

NorskeCanada

Key figures:

	1/05	1/04	4/04	2004
Op revenues CAD mill*	462.6	399.2	477.4	1 878.3
Gross op earnings CAD mill*	33.6	5.7	45.3	152.8
Net op earnings/(loss) CAD mill*	(10.7)	(39.4)	(1.0)	(31.3)
Net earnings/(loss) CAD mill*	(21.8)	(47.4)	13.7	(28.6)
Gross op margin %*	7.3	1.4	9.5	8.1
Share net result NOK mill**	(34)	(74)	20	(48)

* NorskeCanada's official accounts on a 100 per cent basis, presented in accordance with Canadian GAAP.
** Recorded under associated companies in Norske Skog's consolidated accounts.

NorskeCanada's results were better than in the first quarter of 2004 as a result of higher prices, operational improvements and the cost of conversions and maintenance shutdowns at two of the mills last year. The company has shut down a paper machine with a capacity of 140 000 tonnes at Port Alberni.

The North American market for standard newsprint remains weak, but upgraded newsprint and magazine paper are showing good progress.

Health and safety

The lost-time injury frequency per million working hours was 1.2 for the 12 months from 31 March 2004 to 31 March 2005. This is the best result ever for Norske Skog. Ten of the mills had no lost-time injuries during this period.

Lysaker, 4 May 2005

The board of directors of Norske Skogindustrier ASA

NORSKE SKOG GROUP ACCOUNTS

Profit and loss account

NOK million	Jan-Mar 05	Jan-Mar 04	2004
Operating revenue	5 761	6 075	25 302
Distribution costs	(539)	(548)	(2 294)
Other operating expenses	(4 206)	(4 386)	(18 705)
Provision for restructuring costs	-	-	(63)
Operating earnings before depreciation	1 016	1 141	4 240
Depreciation and amortisation	(756)	(803)	(3 093)
Impairments	(11)	-	(110)
Operating earnings	249	338	1 037
Earnings from affiliated companies [1]	(39)	(77)	(44)
Financial items	(295)	(318)	(783)
Earnings before taxation	(85)	(57)	210
Taxation	47	1	419
Net earnings	(38)	(56)	629
The minority's share of net earnings	4	1	8
The majority's share of net earnings	(42)	(57)	621
Earnings per share	(0.32)	(0.43)	4.69
Earnings per share fully diluted	(0.32)	(0.43)	4.69

1) Earnings from affiliated companies are included after taxation

Balance sheet

NOK million	31.03.2005	31.03.2004	31.12.2004
ASSETS			
Fixed assets			
	4 791	4 827	4 745
Biological assets	265	416	252
Operational fixed assets	30 086	31 824	29 753
Investments in affiliated companies	1 883	2 068	1 858
Deferred tax asset	118	54	58
Other long-term receivables	678	367	391
	37 821	39 556	37 057
Current assets			
Inventory	2 724	2 719	2 299
Receivables	3 837	3 724	4 050
Short-term investments	454	499	470
Cash and cash equivalents	385	613	419
	7 400	7 555	7 238
Total assets	45 221	47 111	44 295
EQUITY			
Equity	19 517	19 758	19 009
Minority interests	192	204	186
	19 709	19 962	19 195
LIABILITIES			
Long-term liabilities			
Deferred tax	2 408	3 038	2 419
Interest-bearing long-term debt	17 000	17 831	17 291
Interest-free long-term liabilities	1 040	998	1 032
	20 448	21 867	20 742
Current liabilities			
Interest-bearing current debt	1 033	1 021	469
Tax liabilities	59	231	31
Trade and other payables	3 972	4 030	3 858
	5 064	5 282	4 358
Total liabilities	25 512	27 149	25 100
Total liabilities and shareholders' equity	45 221	47 111	44 295

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by area

Operating Revenue

NOK million	Jan-Mar 05	Jan-Mar 04	2004
Europe			
Newsprint	2 092	1 956	8 319
Magazine paper	1 510	1 716	7 287
Total Europe	3 602	3 672	15 606
South America			
Newsprint	271	253	1 146
Australasia			
Newsprint	919	1 068	4 194
Asia			
Newsprint	561	610	2 603
Other activities			
Other industry in Norway	145	150	596
Other revenues	399	434	1 637
Total other activities	544	584	2 233
Staff/eliminations	(136)	(112)	(480)
Total group	5 761	6 075	25 302

Operating Earnings before Depreciation

NOK million	Jan-Mar 05	Jan-Mar 04	2004
Europe			
Newsprint	349	321	1 239
	266	321	1 221
Total Europe	615	642	2 460
South America			
Newsprint	75	61	346
Australasia			
Newsprint	229	351	1 143
Asia			
Newsprint	101	112	443
Other activities			
Other industry in Norway	16	14	60
Other revenues	-	-	-
Total other activities	16	14	60
Staff/eliminations	(20)	(39)	(149)
Restructuring costs	-	-	(63)
Total group	1 016	1 141	4 240

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by area

Operating earnings

NOK million	Jan-Mar 05	Jan-Mar 04	2004
Europe			
Newsprint	87	62	222
Magazine paper	90	108	425
Total Europe	177	170	647
South America			
Newsprint	29	9	142
Australasia			
Newsprint	48	156	406
Asia			
Newsprint	27	41	165
Other activities			
Other industry in Norway	8	6	25
Other revenues	-	-	-
Total other activities	8	6	25
Staff/eliminations	(29)	(44)	(175)
Impairments	(11)	-	(110)
Restructuring costs	-	-	(63)
Total group	249	338	1 037

Production by Product/Area

(1,000 tonnes)	Jan-Mar 05	Jan-Mar 04	2004
Newsprint	561	532	2 216
Magazine paper	328	335	1 386
South America			
Newsprint	72	76	296
Australasia			
Newsprint	221	221	881
Asia			
Newsprint	156	172	697
Norske Skog total:			
Total newsprint	1 010	1 001	4 090
Total magazine paper	328	335	1 386
Total publication paper	1 338	1 336	5 476

Deliveries by Product/Area

(1,000 tonnes)	Jan-Mar 05	Jan-Mar 04	2004
Europe			
Newsprint	535	512	2 241
Magazine paper	284	306	1 379
South America			
Newsprint	69	76	297
Australasia			
Newsprint	198	206	868
Asia			
Newsprint	148	167	695
Norske Skog total:			
Total newsprint	950	961	4 101
Total magazine paper	284	306	1 379
Total publication paper	1 234	1 267	5 480

NORSKE SKOG GROUP ACCOUNTS

Quarterly comparison [1)]

NOK million	1Q05	4Q04	3Q04	2Q04	1Q04	4Q03	3Q03	2Q03	1Q03
Operating revenue	5 761	6 608	6 380	6 239	6 075	6 571	6 115	5 826	5 555
Operating earnings before depreciation	1 016	1 041	1 072	1 050	1 141	1 158	1 221	1 123	1 183
Depreciation and amortisation	(756)	(726)	(785)	(779)	(803)	(815)	(849)	(818)	(803)
Operating earnings before impairments and provision for restructuring costs	260	315	287	271	338	343	372	305	380
Impairments	(11)	57	-	(167)	-	-	-	-	-
Restructuring costs	-	-	-	(63)	-	135	-	-	-
Operating earnings	249	372	287	41	338	478	372	305	380
Earnings before taxation	(85)	320	160	(212)	(57)	44	173	(160)	710
The majority's share of net earnings	(42)	545	224	(91)	(57)	255	45	(190)	290

[1)] The quarterly numbers for 2004 and 2005 are under IFRS. The quarterly numbers for 2003 are under NGAAP.

Quarterly comparison

NOK million	1Q05	4Q04	3Q04	2Q04	1Q04	4Q03	3Q03	2Q03	1Q03
Operating revenue									
Europe	3 602	4 107	3 951	3 875	3 672	4 087	3 810	3 538	3 347
South America	271	315	313	265	253	272	271	297	254
Australasia	919	1 015	1 065	1 046	1 068	1 100	1 078	963	890
Asia	561	650	640	703	610	637	587	569	572
Other activities	544	634	530	486	584	574	466	537	570
Staff/eliminations	(136)	(113)	(119)	(136)	(112)	(99)	(97)	(78)	(78)
Total operating revenue	5 761	6 608	6 380	6 239	6 075	6 571	6 115	5 826	5 555
Operating earnings before depreciation									
Europe	615	582	663	574	642	656	786	647	749
South America	75	114	99	73	61	87	53	115	75
Australasia	229	269	221	302	351	341	297	276	261
	101	109	110	112	112	93	108	129	150
Other activities	16	29	8	9	14	30	13	6	4
Staff/eliminations	(20)	(62)	(29)	(20)	(39)	(49)	(36)	(50)	(56)
Total operating earnings before depr.	1 016	1 041	1 072	1 050	1 141	1 158	1 221	1 123	1 183
Operating earnings									
Europe	177	160	200	117	170	206	324	195	308
South America	29	63	49	21	9	36	-	63	13
Australasia	48	99	35	116	156	143	112	103	97
Asia	27	45	39	40	41	41	25	53	81
Other activities	8	21	(1)	(1)	6	21	3	(3)	(6)
Impairments	(11)	57	-	(167)	-	-	-	-	-
Restructuring costs	-	-	-	(63)	-	135	-	-	-
Staff/eliminations	(29)	(73)	(35)	(22)	(44)	(104)	(92)	(106)	(113)
Total operating earnings	249	372	287	41	338	478	372	305	380

[1)] The quarterly numbers for 2004 and 2005 are under IFRS. The quarterly numbers for 2003 are under NGAAP.

NORSKE SKOG GROUP ACCOUNTS

Financial key figures

	Definitions:	Jan-Mar 05	Jan-Mar 04	2004
Net operating margin before impairments and restructuring costs %	1	4,5	5,6	4,8
Net operating margin after impairments and restructuring costs %	1	4,3	5,6	4,1
Gross operating margin before restructuring costs %	2	17,6	18,8	17,0
Gross operating margin after restructuring costs %	2	17,6	18,8	16,8
Return on capital employed		2,9	3,5	3,2
Equity ratio %	3	43,6	42,4	43,3
Equity ratio excl. minority interests %	4	43,2	41,9	42,9
Net interest bearing debt		17 194	17 740	16 871
Net debt equity		0,87	0,89	0,88
Net debt equity excl. minority interests		0,88	0,90	0,89
Earnings per share after taxes	5	(0,32)	(0,43)	4,69
Earning per share - fully diluted		(0,32)	(0,43)	4,69
Cash flow per share after taxes	6	3,94	6,37	22,04
Cash flow per share - fully diluted		3,94	6,37	22,04

Definitions:

1 : Net operating margin = operating earnings : operating revenue
2 : Gross operating margin = operating earnings before depreciation : operating revenue
3 : Equity ratio = shareholders' equity : total assets
4 : Equity ratio excl. minority interests = (shareholders' equity - minority interests) : total assets
5 : Earnings per share = net earnings : average number of shares
6 : Cash flow per share = net cash flow from operating activities : average number of shares

Statement of cash flow

NOK million	Jan-Mar 05	Jan-Mar 04	2004
Cash flow from operating activities			
Cash generated from operations	5 948	6 259	25 312
Cash used in operations	(5 269)	(5 236)	(21 044)
	(132)	(170)	(1 067)
Taxes paid	(23)	(9)	(69)
Net cash flow from operating activities	524	844	3 132
Cash flow from investment activities			
Investments in operational fixed assets	(450)	(277)	(1 981)
Sales of operational fixed assets	-	2	49
Other investments	-	-	-
Net cash from sold shares in subsidiaries 1)			153
Taxes paid	-	-	(184)
Net cash flow from investment activities	(450)	(275)	(1 963)
Cash flow from financial activities			
Net change in long-term liabilities	(717)	(813)	(323)
Net change in short-term liabilities	580	432	(33)
Dividend paid 2)	-	(12)	(817)
New equity 3)	-	-	10
Net cash flow from financial activities	(137)	(393)	(1 163)
Translation difference	33	6	(47)
Total change in liquid assets	(50)	182	(41)

1) In 2004 the amount consists of sale of forests in Mid-Norway. In 2003 the amount mainly consists of cash from sale of power stations in Norway.
2) For 2004 the amount includes dividend paid to minority shareholders in PanAsia
3) Minority interest funding in Hebei Long Teng Paper

NORSKE SKOG GROUP ACCOUNTS
Change in equity

	Share capital	Other equity	Retained earnings	Total
Total equity excluding minority interests 31 December 2004	1 331	7 105	10 573	19 009
Effect of implementing IAS 39	-	-	165	165
Total equity excluding minority interests 1 January 2005	1 331	7 105	10 738	19 174
Currency translation adjustments and other	-	-	385	385
Share issues	-	-	-	-
Change in holding of own shares	-	-	-	-
Dividend paid	-	-	-	-
Net profit for the period	-	-	(42)	(42)
Total equity excluding minority interests 31 March	1 331	7 105	11 081	19 517

Accounting principles

The consolidated accounts for the first quarter of 2005 are presented in accordance with IAS 34 Interim Financial Statements. The quarterly accounts including comparable figures are based on today's IFRS standards and interpretations. Changes in the standards and interpretations may lead to changes in the accounts.

For specifications of the effects of implementing IFRS, please refer to the company's annual report for 2004.

Compared to NGAAP, new accounting principles are implemented in the following areas as a result of the implentation IFRS:

Taxes

The tax cost consists of tax payable and change in deferred tax. Tax payable is calculated based on taxable income, and change in deferred tax is calculated based on the period's change in temporary differences. Deferred tax in the balance sheet is calculated based on temporary differences between accounting values and tax values and losses carried forward at period end.

netting is possible. Deferred tax is presented at nominal value.

The tax cost of the period is calculated based on the best estimate for the average annual tax-rate.

Pensions

As under NGAAP the periods net pension costs under IFRS are included in "personnel costs", and consists of the present value of the pensions earned in the period, interest costs on the pension obligations, anticipated returns on pension scheme funds, the effect included in the profit and loss account for changes in estimates and pension plans, the change included in the profit and loss account for the difference between actual and anticipated returns, and accrued payroll tax.
The effect of changes in estimates and pension plans and the difference between actual and anticipated returns are spread forward over the average remaining service life of employees when the calculated effect exceeds 10 per cent of whichever is higher of the pension scheme funds or the pension obligations. This is evaluated separately for each pension scheme.

Share based payments

Norske Skog has an option programme which involves cash settlement if the options are exercised. The value of the options is recognised in the profit and loss at the date when the options are issued. From the date of issue to the date when the options are exercised, changes in the value of the options are recognised in the profit and loss as they occur.

Goodwill
Goodwill is not amortised periodically under IFRS. The goodwill will be evaluated for impairment at least annually.

Assets and liabilities in foreign currencies
Balance sheet items in foreign currencies which are hedged against fluctuations in foreign exchange rates are valued at the exchange rates of the closing date. Balance sheet items in foreign currencies which hedge each other are valued at the exchange rates of the closing date. Gains and losses from exchange rate differences on debt in foreign currencies which are hedging the value of independent subsidiaries in foreign currencies are recognised directly in the group's equity together with the exchange rate differences from the translation of the independent subsidiaries in foreign currencies. Gains and losses from exchange rate differences on short term balance sheet items are recognised directly in the operating profit.
Gains and losses from exchange rate differences on other balance sheet items are classified as financial items.

Goodwill from acquisitions of foreign entities is treated as a group asset when the goodwill is related to global synergies, and is reported at the exchange rate at the date of acquisition. Other goodwill is reported as part of the foreign entity's balance sheet and translated at the exchange rate of the balance sheet date.

Financial instruments in foreign currencies are valued at fair value.

All forward contracts and foreign currency options relates to hedging of net investments in foreign entities, hedging of future cash flow in foreign currencies or trade. Financial instruments which are used for hedging of future cash flow in foreign currencies are for accounting purposes not considered to qualify for hedge accounting, and gains and losses are classified as financial items in the profit and loss account as they occur.

Financial instruments
Financial instruments are valued at fair value.

The different types of financial instruments which are used for hedging of interest rate risk are valued at fair value. The underlying hedging objects are also valued at fair value as a result of fair value hedging. In cases of interrupted hedging the hedging result is amortised over the remaining time to maturity for the hedging instrument. In cases where transactions are treated as hedging deals, the income and costs are recognised and classified in the same way as the underlying balance sheet items.

Shares, obligations and certificates
Shares, obligations and certificates classified as current assets are recognised at market value.

Shares classified as fixed assets which are not attributed to affiliated companies, are strategic investments where the group can not be said to have any significant influence. These shareholdings are valued at cost. The book value of the investments are evaluated for impairments.

Biological assets
Biological assets are recognised at fair value.

Emission rights
Emission rights are recognised in the balance sheet at the date the rights are granted. The contra entry on the balance sheet is recognised as a deferred income. The use of emission rights is recognised in the profit and loss at the value on the date of usage. The use of emission rights is accounted for as a liability to deliver emission rights. The deferred income is recognised in the profit and loss as the emission rights are used at the value on the granting date. At the time of settlement of the emission rights, the difference between the capitalised value of the granted emission rights and liability to deliver emission rights is recognised in the profit and loss account.

Reconciliation of profit and loss for the first quarter 2004 under NGAAP against profit and loss for the first quarter 2004 under IFRS [1]

NOK million	Profit and loss Q1 2004 NGAAP	Effect of transition to IFRS	Profit and loss Q1 2004 IFRS
Operating revenue	6 075		6 075
Distribution costs	-548		-548
Other operating expenses	-4 386		-4 386
Provision for restructuring costs	-		-
Operating earnings before depreciation	1 141		1 141
Depreciation and amortisation [2]	-874	71	-803
Impairments	-		-
Operating earnings	267		338
Earnings from affiliated companies [3]	-84	7	-77
Financial items [3]	-326	8	-318
Other items	-		-
Earnings before taxation	-143		-57
Taxation [4]	4	-3	1
Net earnings	-139		-56
The minority's share of net earnings	-1		-1
The majority's share of net earnings	-140		-57

[1] For further information on the effects of implementing IFRS, please refer to the annual report for 2004 and press releases of 3 February 2005 and 19 April 2005.

[2] Goodwill is not amortised under IFRS. Under NGAAP the goodwill amortisation amounted to NOK 71 million for Q1 2004.

[3] Under NGAAP deferred tax on some acquisitions has been presented at net present value when this gives a better reflection of the reality of the transactions. Under IFRS, all deferred tax should be presented at nominal value.
million
on earnings from affiliated companies and NOK 8 million on other financial items.

[4] Effect on the tax cost for Q1 2004 of eliminating goodwill amortisation under IFRS.

Reconciliation of balance sheet and shareholders' equity as of 31.03.2004 under NGAAP against balance sheet and equity as of 31.03.2004 under IFRS [1]

NOK million	Balance sheet as of 31.03.2004 NGAAP	Effect of transition to IFRS	Balance sheet as of 31.03.2004 IFRS
ASSETS			
Fixed assets			
Intangible fixed assets	4 673	154	4 827
Biological assets	237	179	416
Operational fixed assets	31 850	-26	31 824
Investments in affiliated companies	2 304	-236	2 068
Deferred tax asset	4	58	54
Other long-term receivables	367		367
	39 427		39 556
Current assets			
Inventory	2 719		2 719
Receivables	3 724		3 724
Short-term investments	499		499
Cash and cash equivalents	613		613
	7 555		7 555
Total assets	46 982		47 111
EQUITY			
Equity	19 515	243	19 758
Minority interests	204		204
	19 719		19 962
LIABILITIES			
Long-term liabilities			
Deferred tax	2 493	545	3 038
Interest-bearing long-term debt	17 831		17 831
Interest-free long-term liabilities	862	136	998
	21 186		21 867
Current liabilities			
Interest bearing-current debt	1 021		1 021
Tax liabilities	231		231
Trade and other payables	4 825	-795	4 030
	6 077		5 282
Total liabilities	27 263		27 149
Total liabilities and shareholders' equity	46 982		47 111

[1] For further information on the effects of implementing IFRS, please refer to the annual report for 2004 and press releases of 3 February 2005 and 19 april 2005.

[2] Reversal of goodwill amortisation NOK 71 million and reversal of negative goodwill

[3] Biological assets adjusted to fair value. Increases value of biological assets with NOK 179 million.

[4] Adjustment of the value of selected items of property, plant and equipment to fair value. Increases value of operational fixed assets with NOK 26 million.

[5] Revaluation of deferred tax from net present value to nominal value. Increases the value of investments in affiliated companies by NOK 236 million.

[6] Deferred tax assets netted against deferred tax liabilities under NGAAP which can not be netted under IFRS amounts to NOK 58 million.

[7] Effects on deferred tax includes the following:

Revaluation from net present value to nominal value	510
Tax effects from pensions	26
Deferred tax assets which can no longer be netted	58
Tax effects from reversal of negative goodwill	23
Tax effects from environmental provisions	-75
Reversal of tax effects from goodwill amortisations	3
Total	545

[8] The effect on interest-free long-term liabilities consists of a negative NOK 21 million from reversal of equalisation reserve in Norske Skog Insurance, reset of corridor from defined benefit plans of a negative NOK 93 million, and provision for environmental clean up of NOK 250 million.

[9] Reversal of dividend provision of NOK 795 million.

[10] The net effect on shareholders' equity from the above changes amounts to NOK 243 million.

NORSKE SKOG GROUP ACCOUNTS
Special items

NOK million	1/05	4/04	3/04	2/04	1/04
Restructuring provision (op earnings)	-	-	-	(63)	-
Impairments in Australasia (op earnings)	(11)	57	-	(167)	-
Power trading gain (op earnings)	-	19	(2)	13	18
Translation effects on accounts receivable and payable (op earnings	16	(55)	(19)	(4)	36
Currency hedging gain/(loss) (financial items)	(128)	165	56	28	(121)
Tax revenue/(cost)	47	324	70	125	4
Change in value of embedded derivatives	(24)	-	-	-	-
Change in market value of interest rate derivatives	27	-	-	-	-

B.2

Norske Skog

Results for the second quarter of 2005

- **Some improvement in pre-tax result, but influenced positively by IFRS-related value changes and other factors**
- **Underlying operations weaker because of increased energy costs and stronger Norwegian krone**
- **Price increases announced for magazine paper in Europe for the second half**
- **Record low for lost-time injuries**
- **Successful start-up of Hebei mill in China**
- **First stage of the Australasian restructuring project completed**
- **Restructuring of European operations**

Results for the second quarter of 2005 and year to date

Key figures, group – IFRS:

	Q2/05	Q2/04	Q1/05	YTD 05	YTD 04
Operating revenues NOK mill	6 433	6 239	5 761	12 194	12 314
Gross op earnings NOK mill	1 062	987	1 016	2 078	2 128
Gross operating margin %	16.5	15.8	17.6	17.0	17.3
Net op earnings NOK mill	256	41	249	505	379
Net operating margin %	4.0	0.7	4.3	4.1	3.1
Pre-tax earnings/(loss) NOK mill	31	(212)	(85)	(54)	(269)
Earnings per share NOK	(8)	(91)	(42)	(50)	(148)
Cash flow NOK mill	(0.06)	(0.69)	(0.32)	(0.38)	(1.12)
Cash flow per share NOK	587	712	524	1 111	1 556
Return on capital employed %	4.43	5.37	3.94	8.38	11.74
Deliveries 1 000 t	3.4	2.8	2.9	3.1	3.1
Production 1 000 t	1 350	1 367	1 234	2 584	2 634

Norske Skog's results were again weak in the second quarter. Changes totalling NOK 92 million in the value of embedded derivatives in power contracts and of financial hedging contracts for power had a positive effect on operating earnings for the period. Forest properties (biological assets) in Australia were written down by NOK 51 million. These corrections follow from the International Financial Reporting Standards (IFRS), which Norske Skog adopted with effect from 2004. A total of NOK 230 million in impairments and provisions relating to the restructuring project in Australasia was recorded in the second quarter of last year. Excluding these factors, the operating result for the second quarter was slightly weaker than in the previous three months and in the same period of 2004. This development is largely a consequence of foreign currency developments and higher costs, particularly for energy.

Comparison with Q2 04

Gross operating earnings before IFRS-related value changes and other corrections were NOK 80 million lower than in the second quarter of 2004. Sales prices in local currencies were higher in Europe and some other markets, but that was offset by lower sales prices in Australasia from 1 July 2004, cost increases and a strengthening of about 4% in the Norwegian krone against Norske Skog's trade-weighted basket of currencies. The negative effect of currency changes is estimated at NOK 45 million in the second quarter compared with the same period of last year, and NOK 140 million for the first half-year as against the same period of 2004.

Comparison with Q1 05

A seasonal increase in demand led to an 11.7% growth in operating revenues compared with the first quarter of this year. Gross operating earnings before IFRS-related value changes and other corrections decreased by NOK 70 million. This primarily reflected higher energy costs in all regions as well as increased fixed costs relating to planned maintenance projects at a number of the mills.

Financial items (NOK mill)

	Q2/05	Q2/04	Q1/05	YTD 05	YTD 04
Net interest exp	(173)	(207)	(182)	(355)	(389)
Interest hedging	(29)	-	27	(2)	-
Gain/(loss) currency	28	28	(128)	(100)	(93)
Other financial items	(17)	(36)	(12)	(29)	(67)
Total financial items	(191)	(215)	(295)	(486)	(549)

Currency gain/loss reflects a weakening of the Norwegian krone against Norske Skog's trade-weighted currency basket in the first quarter, followed by a strengthening in the second quarter. This figure also includes changes in the value of bank deposits in foreign currencies and certain other items.

Affiliated companies

Norske Skog's share of the net loss in NorskeCanada was NOK 47 million of the overall NOK 34 million loss for the second quarter, while the share of net earnings at Malaysian Newsprint Industries was positive NOK 8 million.

Tax

There were no special tax considerations in the second quarter, other than the fact that the change in value for forest properties in Australia is not tax deductible.

Net result

The net loss was NOK 8 million for the second quarter and NOK 50 million for the first half of 2005. The corresponding losses for 2004 were NOK 91 million and NOK 148 million.

Cash flow

Cash flow from operations was NOK 1.1 billion in the first half. This was lower than in 2004, and reflects a larger seasonal build-up in working capital.

Balance sheet

Currency effects during the second quarter had no significant effect on balance sheet values at 30 June compared with 31 March. Net interest-bearing debt increased by NOK 547 million during the quarter, primarily because of the NOK 797 million dividend payment during April. For the same reason, gearing – net interest-bearing debt divided by equity – increased to 0.95 from 0.88. Equity per share was NOK 146.10 at 30 June.

Investment

Capitalised investment was NOK 569 million in the second quarter and just over NOK 1 billion for the first half. The two biggest capital outlays during the first half were NOK 185 million on the restructuring project in Australasia and NOK 260 million for Norske Skog's share of the newsprint mill in China's Hebei province.

Share development

The share price at 30 June was NOK 107.75 as against NOK 134 at 1 January. A total of 85 million Norske Skog shares were traded during the first half. The proportion owned by foreigners was 44% at 30 June, its highest-ever level.

Health and safety

The lost-time injury frequency per million working hours was 1.1 for the 12 months from 30 June 2004 to 30 June 2005. This is the best result ever for Norske Skog. Seven of the mills had no lost-time injuries during this period.

Operations and market

General comments

As expected, there was a seasonal increase in European demand in the second quarter. The lengthy labour dispute in the Finnish paper industry resulted in stocks at 30 June being low for all types of

publication paper. Stocks of magazine paper, in particular, were 30% below the level regarded as normal. Developments in the other regions were by and large unchanged from the first quarter.

Norske Skog's overall sales and production volumes for the first half were not significantly different from the same period of last year.

Europe – newsprint

Key figures:

	Q2/05	Q2/04	Q1/05	YTD 05	YTD 04
Op revenues NOK mill	2 152	2 043	2 092	4 244	3 999
Gross op earnings NOK mill	311	266	364	675	587
Net op earnings NOK mill	53	15	102	155	77
Gross op margin %	14.5	13.0	17.4	15.9	14.7
Deliveries 1 000 t	563	557	535	1 098	1 069
Production 1 000 t	566	541	561	1 127	1 073
Production/capacity %	93	93	92	93	92

Gross operating earnings and margin increased by comparison with last year, primarily as a result of higher prices. However, this was offset to a great extent by a stronger Norwegian krone and cost increases – particularly for energy. Currency effects and maintenance project costs had a negative impact on results compared with the first quarter.

Overall European demand for standard and improved newsprint in the first half was just over 2% higher than in the same period of 2004. Developments remained good in the former East European bloc, with an increase of 11%.

Europe – magazine paper

Key figures:

	Q2/05	Q2/04	Q1/05	YTD 05	YTD 04
Op revenues NOK mill	1 772	1 832	1 510	3 282	3 549
Gross op earnings NOK mill	268	308	275	543	628
Net op earnings NOK mill	95	102	99	194	210
Gross op margin %	15.1	16.8	18.2	16.5	17.7
Deliveries 1 000 t	334	341	284	618	647
Production 1 000 t	337	347	328	665	682
Production/capacity %	97	93	94	95	91

Lower sales and production volumes compared with 2004 largely reflect the conversion of Norske Skog Parenco's magazine paper output to newsprint from January. Results are similar to the previous quarter, but lower than in the second quarter of 2004. This reflects a stronger Norwegian krone and higher costs for input factors. Norske Skog has announced a 6-8% price increase for magazine paper in Europe from August for customers without annual contracts.

Demand in Europe declined by 1.4% during the first half compared with the same period of 2004. The labour dispute in the Finnish paper industry meant low figures for June viewed in isolation. US demand remains high, and price increases were implemented during the summer.

South America

Key figures*:

	Q2/05	Q2/04	Q1/05	YTD 05	YTD 04
Op revenues NOK mill	300	265	271	571	518
Gross op earnings NOK mill	74	73	75	149	133
Net op earnings NOK mill	26	21	29	55	30
Gross op margin %	24.7	27.5	27.7	26.1	25.7
Deliveries 1 000 t*	68	73	69	137	149
Production 1 000 t	70	72	72	142	147
Production/capacity %	90	93	93	92	95

* Only from mills in the region.

A provision of NOK 12 million has been made in the second quarter for on-going negotiations over power supplies for Norske Skog Pisa. Despite this, the region's results are roughly in line with the preceding quarter and with the same period of 2004. Production volumes were affected by a maintenance shutdown at Norske Skog Pisa in June.

Newsprint demand in Brazil, the most important single market in the region, grew by just under 2% during January-June compared with the same five months of 2004. The overall increase for South America was 1%.

Australasia

Key figures:

	Q2/05	Q2/04	Q1/05	YTD 05	YTD 04
Op revenues NOK mill	1 056	1 046	919	1 975	2 114
Gross op earnings NOK mill*	196	302	229	425	652
Net op earnings NOK mill*	22	116	48	70	272
Gross op margin %*	18.6	28.9	24.9	21.5	30.8
Deliveries 1 000 t	224	215	198	422	421
Production 1 000 t	211	217	221	432	439
Production/capacity %	94	96	98	96	98

* Q2/05: before changes to the value of forest properties. 2004: before impairments and depreciation.

Deliveries from Norske Skog's mills in the region recovered from a relatively weak first quarter, and were comparable with 2004 at the end of June. Production volumes declined as a result of a brief labour dispute at Norske Skog Tasman in New Zealand and a maintenance shutdown at Australia's Norske Skog Albury. The shutdown related partly to the restructuring project in the region, which will boost capacity at Norske Skog Albury by 50 000 tonnes when it is completed in 2006. The first part of the restructuring project, covering the conversion of PM 3 at Norske Skog Tasman, has been finished.

Demand in Australasia was unchanged compared with the first half of 2004 for newsprint and increased by more than 4% for publication paper as a whole.

Geothermal power station in New Zealand

Norske Skog has a signed a 15-year contract to buy electricity from a geothermal power station for Norske Skog Tasman. This station will have a generating capacity of 70 MW, corresponding to roughly 50 per cent of total power consumption at the mill. The contract is very significant for Norske Skog Tasman because it ensures a long-term competitive energy price.

Pan Asia Paper

Key figures (Norske Skog's 50% share):

	Q2/05	Q2/04	Q1/05	YTD 05	YTD 04
Op revenues NOK mill	636	703	561	1 197	1 313
Gross op earnings NOK mill	132	112	101	233	224
Net op earnings NOK mill	56	40	27	83	81
Gross op margin %	20.8	15.9	18.0	19.5	17.1
Deliveries 1 000 t	161	181	148	309	348
Production 1 000 t	166	181	156	322	353

PanAsia again delivered a weak result for the second quarter, but the figures were better than in the same period of last year because of higher average prices. The improvement from the first quarter of 2005 largely reflected increased volumes.

Newsprint demand remains good in the important markets of China and India, increasing by around 5% in January-June compared with the same period of 2004. Demand was unchanged in Japan but declined in Korea and Taiwan. A marginal increase is estimated for the region as a whole in January-June.

NorskeCanada

Key figures:

	Q2/05	Q2/04	Q1/05	YTD 05	YTD 04
Op revenues CAD mill*	439.0	479.6	462.7	901.7	934.1
Gross op earnings CAD mill*	25.4	43.8	33.6	59.0	51.2
Net op earnings/(loss) CAD mill*	(19.6)	(2.6)	(10.7)	(30.3)	(40.2)
Net earnings/(loss) CAD mill*	(30.0)	(24.0)	(21.8)	(51.8)	(70.3)
Gross op margin %*	5.8	9.1	7.3	6.5	5.5
Share net result NOK mill**	(47)	(36)	(34)	(81)	(110)

* NorskeCanada's official accounts on a 100% basis, presented in accordance with Canadian GAAP.

** Recorded under associated companies in Norske Skog's consolidated accounts.

NorskeCanada had a weak result in the second quarter, primarily because of maintenance shutdowns which were taken during the first quarter in 2004 as well as lower prices for the company's sales of market pulp. The strengthening of the Canadian dollar against the US dollar also had a substantial negative effect compared with the second quarter of 2004.

Price increases were implemented during the second quarter for both standard newsprint and magazine paper in the North American market.

Strategic projects

Successful start-up of PanAsia's new mill in Hebei, China

The mill produced its first reel of newsprint on 31 May, a month earlier than originally planned. Tests were conducted with good results during June at several printing works in Beijing and other Chinese cities. Commercial production began at the end of June, and the paper quality is very high. The paper machine, which ranks as the largest of its kind for newsprint in Asia, has a design speed of 2 000 metres/minute and is now operating stably at around 1 500 m/min. Production at full capacity is 330 000 tonnes per year. The total investment will be below the budget of USD 300 million.

The mill in Hebei is owned 80% by PanAsia, and its start-up makes this company the largest newsprint manufacturer in Asia, with an overall capacity of 1.8 million tonnes.

Restructuring existing mills

The European newsprint market has excess capacity, and Norske Skog has accepted the consequences of this by shutting down PM 2 at Norske Skog Follum for the second half of 2005.

In addition, the company needs to improve its earnings by removing capacity on a permanent basis at facilities with high fixed costs. Work has been under way for some time on various options and, on the basis of financial and strategic assessments, a closure of Norske Skog Union is the recommended choice. Further work will be pursued in close cooperation with the unions, and with the aim of securing a decision by Norske Skog's corporate assembly at the end of September or in early October and closure during the first quarter of 2006.

Lysaker, 2 August 2005
The board of directors of Norske Skogindustrier ASA

NORSKE SKOG GROUP ACCOUNTS

Profit and loss account

NOK million	Apr-Jun 05	Apr-Jun 04	Jan-Jun 05	Jan-Jun 04	2004
Operating revenue	6 433	6 239	12 194	12 314	25 302
Distribution costs	(594)	(571)	(1 133)	(1 119)	(2 294)
Other operating expenses	(4 777)	(4 618)	(8 953)	(9 004)	(18 705)
Provision for restructuring costs	-	(63)	-	(63)	(63)
Gross operating earnings	1 062	987	2 078	2 128	4 240
Depreciation and amortisation	(748)	(779)	(1 504)	(1 582)	(3 093)
Impairments	(58)	(167)	(69)	(167)	(110)
Operating earnings	256	41	505	379	1 037
Earnings (loss) from affiliated companies [1]	(34)	(38)	(73)	(115)	(44)
Financial items	(191)	(215)	(486)	(533)	(783)
Earnings/(loss) before taxation	31	(212)	(54)	(269)	210
Taxation	(36)	122	11	123	419
Net earnings/(loss)	(5)	(90)	(43)	(146)	629
Minority's share of net earnings (loss)	3	1	7	2	8
Majority's share of net earnings/(loss)	(8)	(91)	(50)	(148)	621
Earnings per share	(0.06)	(0.69)	(0.38)	(1.12)	4.69
Earnings per share fully diluted	(0.06)	(0.69)	(0.38)	(1.12)	4.69

[1] Earnings (loss) from affiliated companies are included after taxation

Balance sheet

NOK million	30.06.2005	30.06.2004	31.12.2004
ASSETS			
Intangible fixed assets	4 784	4 791	4 745
Biological assets	236	250	252
Operational fixed assets	29 730	30 852	29 753
Investments in affiliated companies	1 910	1 902	1 858
Deferred tax asset	89	43	58
Other long-term receivables	687	450	391
Interest rate swaps fair value hedge	400	-	-
Total fixed assets	37 836	38 288	37 057
Inventory	2 738	2 650	2 299
Receivables	4 299	4 089	4 050
Current investments	445	525	470
Cash and cash equivalents	369	532	419
Total current assets	7 851	7 796	7 238
Total assets	45 687	46 084	44 295
EQUITY			
Equity	18 765	18 591	19 009
Minority interests	190	229	186
Total equity	18 955	18 820	19 195
LIABILITIES			
Deferred tax	2 396	2 831	2 419
Interest-bearing long-term debt	17 953	17 354	17 291
Interest-free long-term liabilities	1 019	1 045	1 032
Total long-term liabilities	21 368	21 230	20 742
Interest-bearing current debt	1 002	1 691	469
Tax liabilities	84	138	31
Trade and other payables	4 278	4 205	3 858
Total current liabilities	5 364	6 034	4 358
Total liabilities	26 732	27 264	25 100
Total liabilities and shareholders' equity	45 687	46 084	44 295

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by area

Operating Revenue

NOK million	Apr-Jun 05	Apr-Jun 04	Jan-Jun 05	Jan-Jun 04	2004
Europe					
Newsprint	2 152	2 043	4 244	3 999	8 319
Magazine paper	1 772	1 832	3 282	3 549	7 287
Total Europe	3 924	3 875	7 526	7 548	15 606
South America					
Newsprint	300	265	571	518	1 146
Australasia					
Newsprint	1 056	1 046	1 975	2 114	4 194
Asia					
Newsprint	636	703	1 197	1 313	2 603
Other activities					
Other industry in Norway	151	135	296	284	596
Other revenues	446	351	845	785	1 637
Total other activities	597	486	1 141	1 069	2 233
Staff/eliminations	(80)	(136)	(216)	(248)	(480)
Total group	6 433	6 239	12 194	12 314	25 302

Operating earnings before depreciation

NOK million	Apr-Jun 05	Apr-Jun 04	Jan-Jun 05	Jan-Jun 04	2004
Europe					
Newsprint	311	266	675	587	1 239
	268	308	543	628	1 221
Total Europe	579	574	1 218	1 215	2 460
South America					
Newsprint	74	73	149	133	346
Australasia					
Newsprint	196	302	425	652	1 143
Asia					
Newsprint	132	112	233	224	443
Other activities					
Other industry in Norway	12	9	28	23	60
Other revenues	-	-	-	-	-
Total other activities	12	9	28	23	60
Staff/eliminations	(23)	(20)	(43)	(56)	(149)
Gain on power trading and energy hedging	92	-	68	-	-
Restructuring costs	-	(63)	-	(63)	(63)
Total group	1 062	987	2 078	2 128	4 240

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by area

Operating earnings

NOK million	Apr-Jun 05	Apr-Jun 04	Jan-Jun 05	Jan-Jun 04	2004
Europe					
Newsprint	53	15	155	77	222
Magazine paper	95	102	194	210	425
Total Europe	148	117	349	287	647
South America					
Newsprint	26	21	55	30	142
Australasia					
Newsprint	22	116	70	272	406
Asia					
Newsprint	56	40	83	81	165
Other activities					
Other industry in Norway	4	(1)	12	5	25
Other revenues	-	-	-	-	-
Total other activities	4	(1)	12	5	25
Staff/eliminations	(34)	(22)	(63)	(66)	(175)
Gain on power trading and energy hedging	92	-	68	-	-
Impairments	(58)	(167)	(18)	(167)	(110)
Restructuring costs	-	(63)	-	(63)	(63)
Total group	256	41	556	379	1 037

Production by product/area

(1 000 tonnes)	Apr-Jun 05	Apr-Jun 04	Jan-Jun 05	Jan-Jun 04	2004
Europe					
Newsprint	566	541	1 127	1 073	2 216
Magazine paper	337	347	665	682	1 386
South America					
Newsprint	70	72	142	147	296
Australasia					
Newsprint	211	217	432	439	881
Asia					
Newsprint	166	181	322	353	697
Norske Skog total:					
Total newsprint	1 013	1 011	2 023	2 012	4 090
Total magazine paper	337	347	665	682	1 386
Total publication paper	1 350	1 358	2 688	2 694	5 476

Deliveries by product/area

(1 000 tonnes)	Apr-Jun 05	Apr-Jun 04	Jan-Jun 05	Jan-Jun 04	2004
Europe					
Newsprint	563	557	1 098	1 069	2 241
Magazine paper	334	341	618	647	1 379
South America					
Newsprint	68	73	137	149	297
Australasia					
Newsprint	224	215	422	421	868
Asia					
Newsprint	161	181	309	348	695
Norske Skog total:					
Total newsprint	1 016	1 026	1 966	1 987	4 101
Total magazine paper	334	341	618	647	1 379
Total publication paper	1 350	1 367	2 584	2 634	5 480

NORSKE SKOG GROUP ACCOUNTS

Quarterly comparison[1]

NOK million	2Q05	1Q05	4Q04	3Q04	2Q04	1Q04	4Q03	3Q03	2Q03
Operating revenue	6 433	5 761	6 608	6 380	6 239	6 075	6 571	6 115	5 826
Restructuring costs	-	-	-	-	(63)	-	135	-	-
Operating earnings before depreciation	1 062	1 016	1 041	1 072	987	1 141	1 158	1 221	1 123
Depreciation and amortisation	(748)	(756)	(726)	(785)	(779)	(803)	(815)	(849)	(818)
Operating earnings before impairments, gain/(loss) revaluation of biological assets	314	260	315	287	208	338	343	372	305
Impairments	(58)	(11)	57	-	(167)	-	-	-	-
Operating earnings	256	249	372	287	41	338	478	372	305
Earnings/(loss) before taxation	31	(85)	320	160	(212)	(57)	44	173	(160)
Majority's share of net earnings/(loss)	(8)	(42)	545	224	(91)	(57)	255	45	(190)

[1] The quarterly figures for 2004 and 2005 are under IFRS. The quarterly figures for 2003 are under NGAAP.

Quarterly comparison[1]

NOK million	2Q05	1Q05	4Q04	3Q04	2Q04	1Q04	4Q03	3Q03	2Q03
Operating revenue									
Europe	3 924	3 602	4 107	3 951	3 875	3 672	4 087	3 810	3 538
South America	300	271	315	313	265	253	272	271	297
Australasia	1 056	919	1 015	1 065	1 046	1 068	1 100	1 078	963
Asia	636	561	650	640	703	610	637	587	569
Other activities	597	544	634	530	486	584	574	466	537
Staff/eliminations	(80)	(136)	(113)	(119)	(136)	(112)	(99)	(97)	(78)
Total operating revenue	6 433	5 761	6 608	6 380	6 239	6 075	6 571	6 115	5 826
Operating earnings before depreciation									
Europe	579	639	582	663	574	642	656	786	647
South America	74	75	114	99	73	61	87	53	115
Australasia	196	229	269	221	302	351	341	297	276
Asia	132	101	109	110	112	112	93	108	129
Other activities	12	16	29	8	9	14	30	13	6
Gain on power trading and energy hedging	92	(24)	-	-	-	-	-	-	-
Restructuring costs	-	-	-	-	(63)	-	-	-	-
Staff/eliminations	(23)	(20)	(62)	(29)	(20)	(39)	(49)	(36)	(50)
Total operating earnings before depr	1 062	1 016	1 041	1 072	987	1 141	1 158	1 221	1 123
Operating earnings									
Europe	148	201	160	200	117	170	206	324	195
South America	26	29	63	49	21	9	36	-	63
Australasia	22	48	99	35	116	156	143	112	103
Asia	56	27	45	39	40	41	41	25	53
Other activities	4	8	21	(1)	(1)	6	21	3	(3)
Impairments	(58)	(11)	57	-	(167)	-	-	-	-
Gain on power trading and energy hedging	92	(24)	-	-	-	-	-	-	-
Restructuring costs	-	-	-	-	(63)	-	135	-	-
Staff/eliminations	(34)	(29)	(73)	(35)	(22)	(44)	(104)	(92)	(106)
Total operating earnings	256	249	372	287	41	338	478	372	305

[1] The quarterly figures for 2004 and 2005 are under IFRS. The quarterly figures for 2003 are under NGAAP.

NORSKE SKOG GROUP ACCOUNTS

Financial key figures

	Definitions:	Jan-Jun 05	Jan-Jun 04	2004
Net operating margin before impairments and restructuring costs %	1	4,7	4,9	4,8
Net operating margin after impairments and restructuring costs %	1	4,1	3,1	4,1
Gross operating margin before restructuring costs %	2	17,0	17,8	17,0
Gross operating margin after restructuring costs %	2	17,0	17,3	16,8
Return on capital employed		3,1	3,1	3,2
Equity ratio %	3	41,5	40,8	43,3
Equity ratio excl minority interests %	4	41,1	40,3	42,9
Net interest-bearing debt	5	17 741	17 988	16 871
Net debt equity		0,94	0,96	0,88
Net debt equity excl minority interests		0,95	0,97	0,89
Earnings per share after taxes	6	(0,38)	(1,12)	4,69
Earning per share - fully diluted		(0,38)	(1,12)	4,69
Cash flow per share after taxes	7	8,38	11,74	22,04
Cash flow per share - fully diluted		8,38	11,74	22,04

Definitions:

1: Net operating margin = operating earnings/operating revenue
2: Gross operating margin = operating earnings before depreciation/operating revenue
3: Equity ratio = shareholders' equity/total assets
4: Equity ratio excl minority interests = (shareholders' equity - minority interests)/total assets
5: Net interest-bearing debt = interest bearing debt - cash and cash equivalents - current investments - fair value interest rate swaps
6: Earnings per share = net earnings/average number of shares
7: Cash flow per share = net cash flow from operating activities/average number of shares

Cash flow statement

NOK million	Jan-Jun 05	Jan-Jun 04	2004
Cash flow from operating activities			
Cash generated from operations	11 946	12 286	25 312
Cash used in operations	(10 451)	(10 248)	(21 044)
Cash from net financial activities	(433)	(464)	(1 067)
Taxes paid	49	(18)	(69)
Net cash flow from operating activities	1 111	1 556	3 132
Cash flow from investment activities			
Investments in operational fixed assets	(1 019)	(716)	(1 981)
Sales of operational fixed assets	6	2	49
Net cash from sold shares in subsidiaries[1]	-	-	153
Taxes paid	-	-	(184)
Net cash flow from investment activities	(1 013)	(714)	(1 963)
Cash flow from financial activities			
Net change in long-term liabilities	(130)	(722)	(323)
Net change in current liabilities	738	789	(33)
Dividend paid[2]	(797)	(807)	(817)
New equity[3]	-	24	10
Net cash flow from financial activities	(189)	(716)	(1 163)
Translation difference	17	1	(47)
Total change in liquid assets	(74)	127	(41)

[1] In 2004, the amount consists of sale of forests in mid-Norway.

[2] The amounts include dividend paid to minority shareholders in PanAsia.

[3] Minority-interest funding in Hebei Long Teng Paper.

NORSKE SKOG GROUP ACCOUNTS

Change in equity

	Share capital	Other equity	Retained earnings	Total
Total equity excluding minority interests 31 December 2004	1 331	7 105	10 573	19 009
Effect of implementing IAS 39	0	0	165	165
Total equity excluding minority interests 1 January 2005	1 331	7 105	10 738	19 174
Currency translation adjustments and other	0	0	406	406
Share issues	0	0	0	0
Change in holding of own shares	2	15	13	30
Dividend paid	0	0	(795)	(795)
Net earnings/(loss) for the period	0	0	(50)	(50)
Total equity excluding minority interests 30 June	1 333	7 120	10 312	18 765

Accounting principles

The consolidated accounts for the second quarter of 2005 are presented in accordance with IAS 34 on interim financial statements. The quarterly accounts, including comparable figures, are based on today's IFRS standards and interpretations. Changes in the standards and interpretations may lead to changes in the accounts.

For specifications of the effects of implementing IFRS, please refer to the company's annual report for 2004.

Compared with NGAAP, new accounting principles have been implemented in the following areas as a result of the adoption of IFRS:

Taxes

Tax cost consists of tax payable and change in deferred tax. Tax payable is calculated on the basis of taxable income, and change in deferred tax is calculated on the basis of the period's change in temporary differences. Deferred tax in the balance sheet is calculated on the basis of temporary differences between accounting values and tax values and losses carried forward at period end. Tax-reducing temporary differences and loss carried forward will be netted against tax-increasing temporary differences where such netting is possible. Deferred tax is presented at nominal value.

The tax cost for the period is calculated on the basis of the best estimate for the average annual tax rate.

Pensions

As under NGAAP, net pension cost for the period under IFRS is included in payroll costs and consists of the present value of pensions earned in the period, interest costs for the pension obligations, anticipated returns on pension scheme funds, the effect included in the profit and loss account for changes in estimates and pension plans, the change included in the profit and loss account for the difference between actual and anticipated returns, and accrued payroll tax.
The effect of changes in estimates and pension plans and the difference between actual and anticipated returns are spread forward over the average remaining service life of employees when the calculated effect exceeds 10 per cent of whichever is higher of pension scheme funds or pension obligations. This is evaluated separately for each pension scheme.

Share-based payments

Norske Skog has an option programme which involves cash settlement if the options are exercised. The value of the options is recognised in the profit and loss account at the date when the options are issued. From the date of issue to the date when the options are exercised, changes in the value of the options are recognised in the profit and loss account as they occur.

Goodwill
Goodwill is not amortised periodically under IFRS. It will be evaluated for impairment at least annually.

Assets and liabilities in foreign currencies
Balance sheet items in foreign currencies which are hedged against fluctuations in exchange rates are valued at the rates prevailing on the closing date. Balance sheet items in foreign currencies which hedge each other are valued at the rates prevailing on the closing date. Gains and losses from exchange rate differences on debt in foreign currencies which hedge the value of independent subsidiaries in foreign currencies are recognised directly in the group's equity together with the exchange rate differences from the translation of the independent subsidiaries in foreign currencies. Gains and losses from exchange rate differences on current balance sheet items are recognised directly in operating earnings. Gains and losses from exchange rate differences on other balance sheet items are classified as financial items.

Goodwill arising from acquisitions of foreign entities is treated as a group asset when it relates to global synergies, and is reported at the exchange rate prevailing on the date of acquisition. Other goodwill is reported as part of the foreign entity's balance sheet and translated at the exchange rate prevailing on the balance sheet date.

Financial instruments in foreign currencies are valued at fair value.

All forward contracts and foreign currency options relate to hedging net investments in foreign entities, hedging future cash flow in foreign currencies or trade. Financial instruments used to hedge future cash flow in foreign currencies are not considered to qualify as hedge accounting for accounting purposes, and gains and losses are classified as financial items in the profit and loss account as they occur.

Financial instruments
Financial instruments are valued at fair value.

The different types of financial instruments used for hedging interest rate risk are valued at fair value. The underlying hedging objects are also valued at fair value as a result of fair value hedging. In cases of interrupted hedging, the hedging result is amortised over the remaining time to maturity for the hedging instrument. In cases where transactions are treated as hedging deals, the income and costs are recognised and classified in the same way as the underlying balance sheet items.

Shares, bonds and certificates
Shares, bonds and certificates classified as current assets are recognised at market value.

Shares classified as fixed assets which are not attributed to affiliated companies are strategic investments where the group cannot be said to have any significant influence. These shareholdings are valued at cost. The book value of the investments is evaluated for impairments.

Biological assets
Biological assets are recognised at fair value.

Reconciliation of profit and loss account for the second quarter of 2004 under NGAAP against profit and loss account for the second quarter of 2004 under IFRS

NOK million	Profit and loss Q2 2004 NGAAP	Effect of transition to IFRS	Profit and loss Q2 2004 IFRS
Operating revenue	6 239		6 239
Distribution costs	(571)		(571)
Other operating expenses	(4 618)		(4 618)
Provision for restructuring costs	(63)		(63)
Operating earnings before depreciation	987		987
Depreciation and amortisation[1]	(849)	70	(779)
Impairments	(167)		(167)
Operating earnings/(loss)	(29)		41
Earnings (loss) from affiliated companies[2]	(45)	7	(38)
Financial items[2]	(223)	8	(215)
Other items[3]	142	(142)	-
Earnings/(loss) before taxation	(155)		(212)
Taxation[4]	125	(3)	122
Net earnings/(loss)	(30)		(90)
Minority's share of net earnings (loss)	(1)		(1)
Majority's share of net earnings/(loss)	(31)		(91)

[1] Goodwill is not amortised under IFRS. Goodwill amortisation under NGAAP amounted to NOK 70 million for Q2 2004.

[2] Under NGAAP, deferred tax on some acquisitions has been presented at net present value when this gives a better reflection of the reality of the transactions. Under IFRS, all deferred tax should be presented at nominal value.
The effect on the Q2 2004 profit and loss account of restating the deferred tax from net present value to nominal value was NOK 7 million on earnings from affiliated companies and NOK 8 million on other financial items.

[3] The gain from the sale of the forests in mid-Norway was recognised in the profit and loss account for Q2 2004 under NGAAP. In the IFRS opening balance, biological assets are recognised at market value. With the market value recognised in the opening balance, the sale of the forests gave no profit and loss effect in 2004 under IFRS.

[4] Effect on the tax cost for Q2 2004 of eliminating goodwill amortisation under IFRS.

Reconciliation of profit and loss account for the period 1 January to 30 June 2004 under NGAAP against profit and loss account for the period 1 January to 30 June 2004 under IFRS

NOK million	NGAAP	transition to	IFRS[1]
Operating revenue	12 314		12 314
Distribution costs	(1 119)		(1 119)
Other operating expenses	(9 004)		(9 004)
Provision for restructuring costs	(63)		(63)
Operating earnings before depreciation	2 128		2 128
Depreciation and amortisation[1]	(1 723)	141	(1 582)
Impairments	(167)		(167)
Operating earnings/(loss)	238		379
Earnings/(loss) from affiliated companies[2]	(129)	14	(115)
Financial items[2]	(549)	16	(533)
Other items[3]	142	(142)	-
Earnings/(loss) before taxation	(298)		(269)
Taxation[4]	129	(6)	123
Net earnings/(loss)	(169)		(146)
Minority's share of net earnings (loss)	(2)		(2)
Majority's share of net earnings/(loss)	(171)		(148)

[1] Goodwill is not amortised under IFRS. Goodwill amortisation under NGAAP amounted to NOK 141 million for the period 1 January to 30 June 2004.

[2] Under NGAAP, deferred tax on some acquisitions has been presented at net present value when this gives a better reflection of the reality of the transactions. Under IFRS, all deferred tax should be presented at nominal value. The effect on the profit and loss account for the period 1 January to 30 June 2004 of restating the deferred tax from net present value to nominal value was NOK 14 million on earnings from affiliated companies and NOK 16 million on other financial items.

[3] The gain from the sale of the forests in mid-Norway was recognised in the profit and loss account for Q2 2004 under NGAAP. In the IFRS opening balance, biological assets are recognised at market value. With the market value recognised in the opening balance, the sale of the forests gave no profit and loss effect in 2004 under IFRS.

[4] Effect on the tax cost for the period 1 January to 30 June 2004 of eliminating goodwill amortisation under IFRS.

Reconciliation of balance sheet and shareholders' equity at 30.06.04 under NGAAP against balance sheet and equity at 30.06.04 under IFRS

NOK million	Balance sheet 30.06.04 NGAAP	Effect of transition to IFRS	Balance sheet 30.06.04 IFRS
ASSETS			
Intangible fixed assets[1]	4 567	224	4 791
Biological assets[2]	213	37	250
Operational fixed assets[3]	30 878	(26)	30 852
Investments in affiliated companies[4]	2 124	(222)	1 902
Deferred tax asset[5]	(15)	58	43
Other long-term receivables	450		450
Total fixed assets	**38 217**		**38 288**
Inventory	2 650		2 650
Receivables	4 089		4 089
Current investments	525		525
Cash and cash equivalents	532		532
Total current assets	**7 796**		**7 796**
Total assets	**46 013**		**46 084**
EQUITY			
Equity[8]	19 188	(597)	18 591
Minority interests	229		229
Total equity	**19 417**		**18 820**
LIABILITIES			
Deferred tax[6]	2 299	532	2 831
Interest-bearing long-term debt	17 354		17 354
Interest-free long-term liabilities[7]	909	136	1 045
Total long-term liabilities	**20 562**		**21 230**
Interest-bearing current debt	1 691		1 691
Tax liabilities	138		138
Trade and other payables	4 205		4 205
Total current liabilities	**6 034**		**6 034**
Total liabilities	**26 596**		**27 264**
Total liabilities and shareholders' equity	**46 013**		**46 084**

[1] Reversal of goodwill amortisation by NOK 141 million and reversal of negative goodwill.

[2] Biological assets adjusted to fair value. Increases the value of biological assets by NOK 37 million.

[3] Adjustment of the value of selected items of property, plant and equipment to fair value. Decreases the value of operational fixed assets by NOK 26 million.

[4] Revaluation of deferred tax from net present value to nominal value. Increases the value of investments in affiliated companies by NOK 222 million.

[5] Deferred tax asset netted against deferred tax liabilities under NGAAP which cannot be netted under IFRS amounts to NOK 58 million.

[6] Effects on deferred tax include the following:

Revaluation from net present value to nominal value	494
Tax effects from pensions	26
Deferred tax assets which can no longer be netted	58
Tax effects from reversal of negative goodwill	23
Tax effects from environmental provisions	(75)
Reversal of tax effects from goodwill amortisation	6
Total	532

[7] The effect on interest-free long-term liabilities consists of a negative NOK 21 million from reversal of the equalisation reserve in Norske Skog Insurance, a negative NOK 93 million from resetting the corridor for defined benefit plans, and NOK 250 million in provision for environmental clean-up.

[8] The net negative effect on shareholders' equity from the above changes amounts to NOK 597 million.

For further information on the effects of implementing IFRS, please refer to the annual report for 2004 and the press releases of 3 February 2005 and 19 April 2005.

NORSKE SKOG GROUP ACCOUNTS
Special items

NOK million	2/05	1/05	4/04	3/04	2/04
Restructuring provision (op earnings)	-	-	-	-	(63)
Impairments in Australasia (op earnings)	(58)	(11)	57	-	(167)
Power trading gain (op earnings)	(11)	-	19	(2)	13
Translation effects on accounts receivable and payable (op earnings)	13	16	(55)	(19)	(4)
Change in value of embedded derivatives	17	(24)			
Change in value of financial contracts	86	-	-	-	-
Change in market value of interest rate derivatives (financial items)	(29)	27	-	-	-
Currency hedging gain/(loss) (financial items)	28	(128)	165	56	28

NORSKE SKOG GROUP ACCOUNTS
EBITDA/EBIT

NOK mill	2/05	2/04	1/05	YTD 05	YTD 04
Gross op earnings IFRS	**1 062**	**987**	**1 016**	**2 078**	**2 128**
Value changes power contracts	(92)	-	+24	(68)	-
Restructuring costs	-	+63	-	-	+63
Gross op earnings, corrected	970	1 050	1 040	2 010	2 191
Gross op margins, corrected	15,1	16,8	18,1	16,5	17,8

NOK mill	2/05	2/04	1/05	YTD 05	YTD 04
Net op earnings IFRS	**256**	**41**	**249**	**505**	**379**
Value changes power contracts	(92)	-	+24	(68)	-
Restructuring costs	-	+63	-	-	+63
Impairments	+58	+167	+11	+69	+167
Net op earnings, corrected	222	271	284	506	609
Net op margin, corrected	3,5	4,3	4,9	4,2	5,0

B.3

RECEIVED
2006 DEC 12 P 2:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Norske Skog

Report for the third quarter of 2005

- **Agreement reached on buying the remaining 50% of PanAsia**
- **Share issue raised approximately NOK 4 billion**
- **Successful start-up period for Hebei mill in China**
- **Decision to close Norske Skog Union**
- **Third quarter: Operating results in line with second quarter and with 2004, but still unsatisfactory**

Results for the third quarter of 2005

Key figures, group – IFRS:

	Q3/05	Q3/04	Q2/05	YTD 05	YTD 04
Operating revenues NOK mill	6 425	6380	6 433	18 619	18 694
Gross op earnings NOK mill	1 059	1072	1 062	3 137	3 200
Gross operating margin %	16.5	16.8	16.5	16.8	17.1
Net op earnings NOK mill	319	287	256	824	666
Net operating margin %	5.0	4.5	4.0	4.4	3.6
Pre-tax earnings/(loss) NOK mill	177	160	31	123	(109)
Net earnings/(loss) NOK mill	193	224	(8)	143	76
Earnings per share NOK	1.46	1.69	(0.06)	1.08	0.57
Cash flow NOK mill	923	507	587	2 034	2 063
Cash flow per share NOK	6.96	3.83	4.43	15.35	15.57
Return on capital employed %	3.6	3.0	3.4	3.2	3.1
Deliveries 1 000 t	1 380	1 386	1 350	3 964	4 019
Production 1 000 t	1 387	1 390	1 350	4 075	4 083

Operating earnings under International Financial Reporting Standards (IFRS) include value changes to such items as power contracts as well as various other items which could affect comparison between the quarters. Such items were negative NOK 12 million in the third quarter, compared with a positive NOK 34 million for the second quarter. PM 2 at Norske Skog Follum,

with an annual capacity of 125 000 tonnes of standard newsprint, was shut down on 1 July and remained out of operation throughout the third quarter.

Comparison with Q3 04

The positive effect of higher prices in local European currencies was offset by increased energy costs and a strengthening of about 5.5% in the Norwegian krone against Norske Skog's trade-weighted basket of currencies. The negative effect of currency changes is estimated at NOK 75 million in the third quarter, and more than NOK 200 million in the first nine months. Increased energy costs amount to approximately NOK 130 million in Q3 and approximately NOK 350 million year to date.

Comparison with Q2 05

The results in Q3 were a little better owing to higher volumes in most regions and small but positive cost effects. Currency changes had no substantial significance for the comparison between these two quarters.

Financial items (NOK mill)

	Q3/05	Q3/04	Q2/05	YTD 05	YTD 04
Net interest exp	(190)	(212)	(173)	(545)	(601)
Interest hedging	1	–	(29)	(1)	–
Gain/(loss) currency	8	56	28	(92)	(37)
Other financial items	(19)	(12)	(17)	(48)	(63)
Total financial items	(200)	(168)	(191)	(686)	(701)

The increase in interest expenses compared with the second quarter relates to higher rates on debt denominated in USD.

Affiliated companies

Norske Skog's share of the net result in Catalyst Paper (formerly NorskeCanada) accounted for NOK 53 million of an overall NOK 58 million for the third quarter, while the share of net earnings from Malaysian Newsprint Industries was NOK 8 million. Net earnings for Catalyst

Paper showed a marked improvement from the second quarter, largely because the continued strengthening of the CAD against the USD has yielded conversion gains on long-term debt. Operating earnings were also slightly better.

Tax

The tax item for the quarter was a positive figure of NOK 18 million, owing to a reassessment of deferred tax as well as a number of minor corrections.

Net result

Net earnings were NOK 193 million in the third quarter and NOK 143 million for the first nine months. The corresponding figures for 2004 were NOK 224 million and NOK 76 million.

Cash flow

Norske Skog generates a substantial cash flow even in periods with low paper prices. Cash flow from operations was NOK 923 million in the third quarter and just over NOK 2 billion for the first nine months, similar to last year.

Balance sheet

Currency changes during the third quarter had no significant effect on balance sheet values at 30 September compared with 30 June. Net interest-bearing debt declined by NOK 464 million during the quarter, and gearing – net interest-bearing debt divided by equity – was reduced to 0.91. Equity per share was NOK 143.30 at 30 September, calculated by the number of shares before the share offering.

Investment and financing

Acquisition of Pan Asia Paper

Norske Skog reached agreement in early September on acquiring the remaining 50% of the shares in Pan Asia Paper from Abitibi-Consolidated. The agreed purchase price is USD 600 million for the shares, plus a possible earn-out of up to USD 30 million which depends on EBITDA in 2006. Norske Skog will also take over the other 50% of PanAsia's net interest-bearing debt, which

totalled USD 275 million at 30 June 2005. The overall value comes to about USD 1 000 per tonne of capacity, which is a favourable price considering that it involves modern, highly efficient plants in the part of the world with the strongest growth in consumption. PanAsia has five mills in all and a total annual production capacity of 1.8 million tonnes of newsprint and other publication paper.

This acquisition places about 25% of Norske Skog's overall production capacity in Asia, and puts 30% of the company's newsprint capacity in this part of the world. All formal requirements are expected to be in place for finalising the acquisition before 31 December. The purchase has been financed through a rights issue which raised approximately NOK 4 billion. Shares corresponding to 97.4% of the total amount were subscribed during the subscription period. The remaining shares were subscribed by the coordinators and thereafter sold on the market. The issue was carried out in October and had no accounting effect in the third quarter.

Changed outlook from Moody's

The Moody's rating agency assessed all the pulp and paper companies in the Nordic region during October and changed the rating outlook for four of them. This action was prompted by the continued weak market for the paper industry. The outlook on Norske Skog's credit rating was amended to Negative from Stable, but the actual rating remains Baa3 underpinned by the company's global structure with strong market positions in various parts of the world and decisive management. The acquisition of PanAsia is also a positive feature. The change in outlook has no consequences for interest rates on Norske Skog's existing debt or lines of credit.

Other investment

Capitalised investment was NOK 400 million in the third quarter and NOK 1.4 billion for the first nine months. The latter sum includes NOK 260 million related to the 50% holding in the new Hebei mill. This facility began commercial production in early July and the running-in period has been successful, with high productivity and stable good quality.

NOK 500 million was capitalised in the first nine months for the restructuring project in Australasia, which includes capacity increases for PM2 and PM3 at Norske Skog Tasman in New

Zealand and at the Albury mill in Australia. These expansions replace PM1 at Norske Skog Tasman, which will be shut down next year.

Closure of Norske Skog Union

The board of Norske Skog resolved at its meeting on 2 August to initiate a process for the possible closure of Norske Skog Union at Skien south of Oslo. This proposal was prompted by Norske Skog's need to improve earnings by closing down mills with high fixed costs and transferring production to other mills with excess capacity. The closure was given final approval by the corporate assembly on 4 October. Production will cease at Norske Skog Union during the first quarter of 2006, and the accounting effect of the closure is due to be booked in the fourth quarter this year.

An agreement has been concluded between the company and the workforce on a package of measures for Norske Skog Union employees. Developed in cooperation with the unions, this package will cost roughly NOK 190 million. The measures will protect employees financially during a transitional phase. In addition to an extended period of notice, severance payments of four to 12 months pay will be made on the basis of seniority and age.

Norske Skog is collaborating closely with the Aetat employment service and a career advice consultancy to ensure that all employees receive personal advice and support relating to job-seeking, finance, pensions and legal rights.

Personnel at Norske Skog Union will be given priority for job vacancies in other parts of the group. Special measures will be established for older employees, and everyone aged 55 or above is assured continued work with Norske Skog if they so wish.

To help ensure stable operation until the final shutdown, an extra compensation has been given. This applies from the decision to close the mill on 4 October until the planned date for the shutdown on 1 March 2006.

The decision by the corporate assembly gives weight to the creation of new jobs in connection with subsequent use of the mill site. A separate steering group has been established under the leadership of chief financial officer Christian Rynning-Tønnesen for this purpose. The group is broadly based, with representatives from Norske Skog, local government, Norske Skog

Union employees and Innovation Norway. It is working to identify opportunities for new and forward-looking activities on the site.

Share development

Because of the rights issue at a price of NOK 70 per share, the share price prior to 23 September has been adjusted by a factor of 0.9048 in order to provide a comparison with today's share price. The adjusted price on 30 September was NOK 96.75 compared with an adjusted NOK 121.25 on 1 January. A total of 125 million Norske Skog shares were traded during the first nine months of this year. The proportion owned by foreigners was 46% at 30 September.

The new shares from the rights issue were traded with effect from 26 October. After the issue, Norske Skog has 189 945 626 shares with a par value of NOK 10. The foreign shareholding at 28 October was 53%.

Health and safety

The lost-time injury frequency per million working hours was 1.3 for the 12 months from 30 September 2004 to 30 September 2005. Seven mills had zero injuries during this period. In October, a tragic accident occurred at Norske Skog Golbey, when a contracted mechanic died from injuries resulting from a fall.

Operations and market

General comments

No significant changes have occurred in the markets since the previous quarter. In general, prices for newsprint in Europe are substantially lower than in most other markets. The price for newsprint in the USA has increased because producers have adjusted capacity to the reduced demand over a long time. Since 1997, newsprint capacity has decreased by 3.3 million tonnes or 20% in North America. Norske Skog's overall deliveries for the first nine months were marginally lower than in the same period of last year, primarily because of the weak Korean market.

Europe – newsprint

Key figures:

	Q3/05	Q3/04	Q2/05	YTD 05	YTD 04
Op revenues NOK mill	2 164	2 107	2 152	6 408	6 106
Gross op earnings NOK mill	337	340	311	1 012	927
Net op earnings NOK mill	82	84	53	237	161
Gross op margin %	15.6	16.1	14.5	15.8	15.2
Deliveries 1 000 t	569	554	563	1 667	1 622
Production 1 000 t	572	568	566	1 699	1 640
Production/capacity %	94	98	93	93	94

Production and sales volumes were up from earlier quarters, despite the closure of PM2 at Norske Skog Follum. Earnings in the third quarter were similar to the same period last year, and slightly better than in the previous quarter.

Overall European demand for standard and upgraded newsprint in the first nine months was 1.5% higher than in the same period of 2004. Progress during the third quarter was best for standard newsprint.

Europe – magazine paper

Key figures:

	Q3/05	Q3/04	Q2/05	YTD 05	YTD 04
Op revenues NOK mill	1 826	1 844	1 772	5 108	5 393
Gross op earnings NOK mill	326	323	268	869	951
Net op earnings NOK mill	159	116	95	353	326
Gross op margin %	17.9	17.5	15.1	17.0	17.6
Deliveries 1 000 t	348	358	334	966	1 005
Production 1 000 t	340	356	337	1 005	1 038
Production/capacity %	97	95	97	96	93

Lower volumes compared with 2004 largely reflect the conversion of Norske Skog Parenco's magazine paper output to newsprint from January.

European demand for magazine paper during the first nine months was unchanged from the same period of 2004. For the third quarter alone, demand was up by 3% from last year and developments were better for lightweight coated (LWC) than super-calendared (SC) paper.

South America

Key figures*:

	Q3/05	Q3/04	Q2/05	YTD 05	YTD 04
Op revenues NOK mill	320	313	300	891	831
Gross op earnings NOK mill	77	99	74	226	232
Net op earnings NOK mill	29	49	26	84	79
Gross op margin %	24.1	31.6	24.7	25.4	27.9
Deliveries 1 000 t*	73	71	68	210	220
Production 1 000 t	74	73	70	216	220
Production/capacity %	95	94	90	93	95

* Only from mills in the region.

Gross margins remain high in the South America region. Prices are increasing, but this has largely been offset by a strengthening of the BRL and CHP. The BRL has strengthened by 6% against the NOK in Q3, and by 30% year to date. The demand for newsprint in South America has increased by 2% this year, and prices are increasing.

Australasia

Key figures:

	Q3/05	Q3/04	Q2/05	YTD 05	YTD 04
Op revenues NOK mill	1 028	1 065	1 056	3 003	3 179
Gross op earnings NOK mill*	215	221	196	640	874
Net op earnings NOK mill*	39	35	22	109	307
Gross op margin %*	20.9	20.8	18.6	21.3	27.5
Deliveries 1 000 t	217	233	224	639	654
Production 1 000 t	218	221	211	650	660
Production/capacity %	97	98	94	96	98

* Q2/05: before changes to the value of forest properties. 2004: before impairments and depreciation.

Operating earnings increased from the previous quarter, when production was low because of stops in connection with maintenance and the restructuring project in the region. However, results for the first nine months were significantly down from last year because newsprint prices in Australia declined by 7% from 1 July 2004.

Demand for standard and improved newsprint in Australasia declined marginally over the first nine months compared with the same period of 2004. This was mainly due to a slightly weaker market in New Zealand. Publication paper as a whole experienced a 2.6% increase in demand over the period. Newsprint prices in Australia were increased by 1% from 1 July 2005.

Pan Asia Paper

Key figures (Norske Skog's 50% share):

	Q3/05	Q3/04	Q2/05	YTD 05	YTD 04
Op revenues NOK mill	658	640	636	1 855	1 953
Gross op earnings NOK mill	119	110	132	352	334
Net op earnings NOK mill	43	39	56	126	120
Gross op margin %	18.1	17.2	20.8	19.0	17.1
Deliveries 1 000 t	173	170	161	482	518
Production 1 000 t	183	172	166	505	525

PanAsia's new Chinese newsprint mill in Hebei province began commercial production at the beginning of July, and produced just over 40 000 tonnes during the quarter. Start-up has proceeded very well, but as expected, lower operating rates than full capacity have had a negative effect on net operating results.

The estimated increase in demand for newsprint over the first nine months was 3.5% in China and almost 10% in India. Developments were also good in Thailand. For Asia as a whole, the overall estimate is a marginal reduction in demand because markets in Korea and Taiwan remained weak.

Catalyst Paper (formerly NorskeCanada)

Key figures:

	Q3/05	Q3/04	Q2/05	YTD 05	YTD 04
Op revenues CAD mill*	450.2	466.8	439.0	1351.9	1400.9
Gross op earnings CAD mill*	47.9	56.3	25.4	106.9	107.5
Net op earnings/(loss) CAD mill*	2.8	10.0	(19.5)	(27.4)	(30.2)
Net earnings/(loss) CAD mill*	34.2	28.0	(30.0)	(17.6)	(42.3)
Gross op margin %*	10.6	12.1	5.8	7.9	7.7
Share net result NOK mill**	53	42	(47)	(28)	(68)

* Catalyst Paper's official accounts on a 100% basis, presented in accordance with Canadian GAAP.

** Recorded under associated companies in Norske Skog's consolidated accounts.

Operating earnings for Catalyst Paper in the third quarter were better than in the previous three-month period as a result of higher volumes and favourable cost developments. This was partially offset by the continued strength of the CAD against the USD. A strengthened CAD also provides the main explanation for a weaker operating result than in the third quarter of 2004, despite higher prices.

No significant changes occurred in North American market developments. Demand for standard newsprint declined by about 6% over the first nine months, but good demand for improved qualities and coated magazine paper was maintained.

Lysaker, 1 November 2005

The board of directors of Norske Skogindustrier ASA

NORSKE SKOG GROUP ACCOUNTS

Profit and loss account

NOK million	Jul-Sep 05	Jul-Sep 04	Jan-Sep 05	Jan-Sep 04	2004
Operating revenue	6 425	6 380	18 619	18 694	25 302
Distribution costs	(600)	(598)	(1 733)	(1,717)	(2 294)
Other operating expenses	(4 766)	(4 710)	(13 749)	(13 714)	(18 705)
Provision for restructuring costs	-	-	-	(63)	(63)
Gross operating earnings	1 059	1 072	3 137	3 200	4 240
Depreciation and amortisation	(740)	(785)	(2 244)	(2 367)	(3 093)
Impairments	-	-	(69)	(167)	(110)
Operating earnings	319	287	824	666	1 037
Earnings/(loss) from affiliated companies[1]	58	41	(15)	(74)	(44)
Financial items	(200)	(168)	(686)	(701)	(783)
Earnings/(loss) before taxation	177	160	123	(109)	210
Taxation	18	67	29	190	419
Net earnings/(loss)	195	227	152	81	629
Minority's share of net earnings/(loss)	2	3	9	5	8
Majority's share of net earnings/(loss)	193	224	143	76	621
Earnings per share	1.46	1.69	1.08	0.57	4.69
Earnings per share fully diluted	1.46	1.69	1.08	0.57	4.69

[1] Earnings/(loss) from affiliated companies are included after taxation

Balance sheet

NOK million	30.09.2005	30.09.2004	31.12.2004
ASSETS			
Intangible fixed assets	4 776	4 771	4 745
Biological assets	254	251	252
Operational fixed assets	29 307	30 262	29 753
Investments in affiliated companies	2 066	1 965	1 858
Deferred tax asset	93	54	58
Other long-term receivables	709	408	391
Interest rate swaps fair value hedge	209	-	-
Total fixed assets	37 414	37 711	37 057
Inventory	2 668	2 597	2 299
Receivables	4 151	3 856	4 050
Current investments	510	471	470
Cash and cash equivalents	225	477	419
Total current assets	7 554	7 401	7 238
Total assets	44 968	45 112	44 295
EQUITY			
Equity	18 980	18 781	19 009
Minority interests	186	201	186
Total equity	19 166	18 982	19 195
LIABILITIES			
Deferred tax	2 334	2 794	2 419
Interest-bearing long-term debt	17 543	17 270	17 291
Interest-free long-term liabilities	1 021	1 017	1 032
Total long-term liabilities	20 898	21 081	20 742
Interest-bearing current debt	678	1 152	469
Tax liabilities	90	82	31
Trade and other payables	4 136	3 815	3 858
Total current liabilities	4 904	5 049	4 358
Total liabilities	25 802	26 130	25 100
Total liabilities and shareholders' equity	44 968	45 112	44 295

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by area

Operating Revenue

NOK million	Jul-Sep 05	Jul-Sep 04	Jan-Sep 05	Jan-Sep 04	2004
Europe					
Newsprint	2 164	2 107	6 408	6 106	8 319
Magazine paper	1 826	1 844	5 108	5 393	7 287
Total Europe	3 990	3 951	11 516	11 499	15 606
South America					
Newsprint	320	313	891	831	1 146
Australasia					
Newsprint	1 028	1 065	3 003	3 179	4 194
Asia					
Newsprint	658	640	1 855	1 953	2 603
Other activities					
Other industry in Norway	133	132	429	417	596
Other revenues	372	398	1 217	1 183	1 637
Total other activities	505	530	1 646	1 600	2 233
Staff/eliminations	(76)	(119)	(292)	(368)	(480)
Total group	6 425	6 380	18 619	18 694	25 302

Gross operating earnings

NOK million	Jul-Sep 05	Jul-Sep 04	Jan-Sep 05	Jan-Sep 04	2004
Europe					
Newsprint	337	340	1 012	927	1 239
Magazine paper	326	323	869	951	1 221
Total Europe	663	663	1 881	1 878	2 460
South America					
Newsprint	77	99	226	232	346
Australasia					
Newsprint	215	221	640	874	1 143
Asia					
Newsprint	119	110	352	334	443
Other activities					
Other industry in Norway	12	8	40	31	60
Other revenues	-	-	-	-	-
Total other activities	12	8	40	31	60
Staff/eliminations	(15)	(29)	(58)	(86)	(149)
Gain on power trading and energy hedging	(12)	-	56	-	-
Restructuring costs	-	-	-	(63)	(63)
Total group	1 059	1 072	3 137	3 200	4 240

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by area

Operating earnings

NOK million	Jul-Sep 05	Jul-Sep 04	Jan-Sep 05	Jan-Sep 04	2004
Europe					
Newsprint	82	84	237	161	222
Magazine paper	159	116	353	326	425
Total Europe	241	200	590	487	647
South America					
Newsprint	29	49	84	79	142
Australasia					
Newsprint	39	35	109	307	406
Asia					
Newsprint	43	39	126	120	165
Other activities					
Other industry in Norway	4	(1)	16	4	25
Other revenues	-	-	-	-	-
Total other activities	4	(1)	16	4	25
Staff eliminations	(25)	(35)	(88)	(101)	(175)
Gain on power trading and energy hedging	(12)	-	56	-	-
Impairments	-	-	(69)	(167)	(110)
Restructuring costs	-	-	-	(63)	(63)
Total group	319	287	824	666	1 037

Production by product/area

(1 000 tonnes)	Jul-Sep 05	Jul-Sep 04	Jan-Sep 05	Jan-Sep 04	2004
Europe					
Newsprint	572	568	1 699	1 640	2 216
Magazine paper	340	356	1 005	1 038	1 386
South America					
Newsprint	74	73	216	220	296
Australasia					
Newsprint	218	221	650	660	881
Asia					
Newsprint	183	172	505	525	697
Norske Skog total:					
Total newsprint	1 047	1 034	3 070	3 045	4 090
Total magazine paper	340	356	1 005	1 038	1 386
Total publication paper	1 387	1 390	4 075	4 083	5 476

Deliveries by product/area

(1 000 tonnes)	Jul-Sep 05	Jul-Sep 04	Jan-Sep 05	Jan-Sep 04	2004
Europe					
Newsprint	569	554	1 667	1 622	2 241
Magazine paper	348	358	966	1 005	1 379
South America					
Newsprint	73	71	210	220	297
Australasia					
Newsprint	217	233	639	654	868
Asia					
Newsprint	173	170	482	518	695
Norske Skog total:					
Total newsprint	1 032	1 028	2 998	3 014	4 101
Total magazine paper	348	358	966	1 005	1 379
Total publication paper	1 380	1 386	3 964	4 019	5 480

NORSKE SKOG GROUP ACCOUNTS

Quarterly comparison[1]

NOK million	3Q05	2Q05	1Q05	4Q04	3Q04	2Q04	1Q04	4Q03	3Q03
Operating revenue	6 425	6 433	5 761	6 608	6 380	6 239	6 075	6 571	6 115
Restructuring costs	-	-	-	-	-	(63)	-	135	-
Gross operating earnings	1 059	1 062	1 016	1 041	1 072	987	1 141	1 158	1 221
Depreciation and amortisation	(740)	(748)	(756)	(726)	(785)	(779)	(803)	(815)	(849)
Impairments	-	(58)	(11)	57	-	(167)	-	-	-
Operating earnings	319	(58)	249	372	287	41	338	478	372
Earnings/(loss) before taxation	177	31	(85)	320	160	(212)	(57)	44	173
Majority's share of net earnings/(loss)	193	(8)	(42)	545	224	(91)	(57)	255	45

[1] The quarterly figures for 2004 and 2005 are prepared according to IFRS. The quarterly figures for 2003 are under NGAAP.

Quarterly comparisons[1]

NOK million	3Q05	2Q05	1Q05	4Q04	3Q04	2Q04	1Q04	4Q03	3Q03
Operating revenue									
Europe	3 990	3 924	3 602	4 107	3 951	3 875	3 672	4 087	3 810
South America	320	300	271	315	313	265	253	272	271
Australasia	1 028	1 056	919	1 015	1 065	1 046	1 068	1 100	1 078
Asia	658	636	561	650	640	703	610	637	587
Other activities	505	597	544	634	530	486	584	574	466
Staff/eliminations	(76)	(80)	(136)	(113)	(119)	(136)	(112)	(99)	(97)
Total operating revenue	6 425	6 433	5 761	6 608	6 380	6 239	6 075	6 571	6 115
Gross operating earnings									
Europe	663	579	639	582	663	574	642	656	786
South America	77	74	75	114	99	73	61	87	53
Australasia	215	196	229	269	221	302	351	341	297
Asia	119	132	101	109	110	112	112	93	108
Other activities	12	12	16	29	8	9	14	30	13
Gain on power trading and energy hedging	(12)	92	(24)	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	(63)	-	-	-
Staff/eliminations	(15)	(23)	(20)	(62)	(29)	(20)	(39)	(49)	(36)
Total gross operating earnings	1 059	1 062	1 016	1 041	1 072	987	1 141	1 158	1 221
Operating earnings									
Europe	241	148	201	160	200	117	170	206	324
South America	29	26	29	63	49	21	9	36	-
Australasia	39	22	48	99	35	116	156	143	112
Asia	43	56	27	45	39	40	41	41	25
Other activities	4	4	8	21	(1)	(1)	6	21	3
Impairments	-	(58)	(11)	57	-	(167)	-	-	-
Gain on power trading and energy hedging	(12)	92	(24)	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	(63)	-	135	-
Staff/eliminations	(25)	(34)	(29)	(73)	(35)	(22)	(44)	(104)	(92)
Total operating earnings	319	256	249	372	287	41	338	478	372

[1] The quarterly figures for 2004 and 2005 are prepared according to IFRS. The quarterly figures for 2003 are under NGAAP.

NORSKE SKOG GROUP ACCOUNTS

Financial key figures

	Definitions:	Jan-Sep 05	Jan-Sep 04	2004
Net operating margin	1	4,4	3,6	4,1
Gross operating margin	2	16,8	17,1	16,8
Return on capital employed		3,2	3,1	3,2
Equity ratio %	3	42,6	42,1	43,3
Equity ratio excl minority interests %	4	42,2	41,7	42,9
Net interest-bearing debt	5	17 277	17 474	16 871
Net interest-bearing debt equity		0,90	0,92	0,88
Net interest-bearing debt equity excl minority interests		0,91	0,93	0,89
Earnings per share after taxes	6	1,08	0,57	4,69
Earning per share - fully diluted		1,08	0,57	4,69
Cash flow per share after taxes	7	15,35	15,57	22,04
Cash flow per share - fully diluted		15,35	15,57	22,04

Definitions

1: Net operating margin = operating earnings/operating revenue
2: Gross operating margin = gross operating earnings/operating revenue
3: Equity ratio = shareholders' equity/total assets
4: Equity ratio excl minority interests = (shareholders' equity - minority interests)/total assets
5: Net interest-bearing debt = interest-bearing debt - cash and cash equivalents - current investments - Interest rate swaps fair value hedge
6: Earnings per share after taxation = net earnings/average number of shares
7: Cash flow per share after taxes = net cash flow from operating activities/average number of shares

Cash flow statement

NOK million	Jul-Sep 05	Jul-Sep 04	Jan-Sep 05	Jan-Sep 04	2004
Cash flow from operating activities					
Cash generated from operations	6 614	6 417	18 560	18 703	25 312
Cash used in operations	(5 501)	(5 523)	(15 952)	(15 771)	(21 044)
Cash from net financial activities	(163)	(357)	(596)	(821)	(1 067)
Taxes paid	(27)	(30)	22	(48)	(69)
Net cash flow from operating activities	923	507	2 034	2 063	3 132
Cash flow from investment activities					
Investments in operational fixed assets	(404)	(385)	(1 423)	(1 101)	(1 981)
Sales of operational fixed assets	3	2	9	4	49
Net cash from sold shares in subsidiaries [1]	4	153	4	153	153
Taxes paid	-	-	-	-	(184)
Net cash flow from investment activities	(397)	(230)	(1 410)	(944)	(1 963)
Cash flow from financial activities					
Net change in long-term liabilities	(257)	(175)	(388)	(897)	(323)
Net change in current liabilities	(338)	(205)	400	584	(33)
Dividend paid [2]	(10)	-	(807)	(807)	(817)
New equity [3]	-	-	-	24	10
Net cash flow from financial activities	(605)	(380)	(795)	(1 096)	(1 163)
Translation difference	-	(8)	17	(7)	(47)
Total change in liquid assets	(79)	(111)	(154)	16	(41)

[1] In 2004 the amount consists of sale of forests in mid-Norway.

[2] The amounts include dividend paid to minority shareholders in PanAsia.

[3] Minority-interest funding in Hebei Long Teng Paper.

NORSKE SKOG GROUP ACCOUNTS

Change in equity

	Share capital	Other equity	Retained earnings	Total
Total equity excluding minority interests 31 December 2004	1 331	7 105	10 573	19 009
Effect of implementing IAS 39	-	-	165	165
Total equity excluding minority interests 1 January 2005	1 331	7 105	10 738	19 174
Currency translation adjustments and other	-	-	438	428
Share issues	-	-	-	-
Change in holding of own shares	2	15	13	30
Dividend paid	-	-	(795)	(795)
Net earnings/(loss) for the period	-	-	143	143
Total equity excluding minority interests 30 September 2005	1 333	7 120	10 537	18 980

Accounting principles

The consolidated accounts for the third quarter of 2005 are presented in accordance with IAS 34 on interim financial statements. The quarterly accounts, including comparable figures, are based on today's IFRS standards and interpretations. Changes in the standards and interpretations may lead to changes in the accounts.

For specifications of the effects of implementing IFRS, please refer to the company's annual report for 2004.

Compared with NGAAP, new accounting principles have been implemented in the following areas as a result of the adoption of IFRS:

Taxes

Tax cost consists of tax payable and change in deferred tax. Tax payable is calculated on the basis of taxable income, and change in deferred tax is calculated on the basis of the period's change in temporary differences. Deferred tax in the balance sheet is calculated on the basis of temporary differences between accounting values and tax values and losses carried forward at period end. Tax-reducing temporary differences and loss carried forward will be netted against tax-increasing temporary differences where such netting is possible. Deferred tax is presented at nominal value.

The tax cost for the period is calculated on the basis of the best estimate for the average annual tax rate.

Pensions

As under NGAAP, net pension cost for the period under IFRS is included in payroll costs and consists of the present value of pensions earned in the period, interest costs for the pension obligations, anticipated returns on pension scheme funds, the effect included in the profit and loss account for changes in estimates and pension plans, the change included in the profit and loss account for the difference between actual and anticipated returns, and accrued payroll tax.
The effect of changes in estimates and pension plans and the difference between actual and anticipated returns are spread forward over the average remaining service life of employees when the calculated effect exceeds 10 per cent of whichever is higher of pension scheme funds or pension obligations. This is evaluated separately for each pension scheme.

Share-based payments

Norske Skog has an option programme which involves cash settlement if the options are exercised. The value of the options is recognised in the profit and loss account at the date when the options are issued. From the date of issue to the date when the options are exercised, changes in the value of the options are recognised in the profit and loss account as they occur.

Goodwill
Goodwill is not amortised periodically under IFRS. It will be evaluated for impairment at least annually.

Assets and liabilities in foreign currencies
Balance sheet items in foreign currencies which are hedged against fluctuations in exchange rates are valued at the rates prevailing on the closing date. Balance sheet items in foreign currencies which hedge each other are valued at the rates prevailing on the closing date. Gains and losses from exchange rate differences on debt in foreign currencies which hedge the value of independent subsidiaries in foreign currencies are recognised directly in the group's equity together with the exchange rate differences from the translation of the independent subsidiaries in foreign currencies. Gains and losses from exchange rate differences on current balance sheet items are recognised directly in operating earnings. Gains and losses from exchange rate differences on other balance sheet items are classified as financial items.

Goodwill arising from acquisitions of foreign entities is treated as a group asset when it relates to global synergies, and is reported at the exchange rate prevailing on the date of acquisition. Other goodwill is reported as part of the foreign entity's balance sheet and translated at the exchange rate prevailing on the balance sheet date.

Financial instruments in foreign currencies are valued at fair value.

All forward contracts and foreign currency options relate to hedging net investments in foreign entities, hedging future cash flow in foreign currencies or trade. Financial instruments used to hedge future cash flow in foreign currencies are not considered to qualify as hedge accounting for accounting purposes, and gains and losses are classified as financial items in the profit and loss account as they occur.

Financial instruments
Financial instruments are valued at fair value.

The different types of financial instruments used for hedging interest rate risk are valued at fair value. The underlying hedging objects are also valued at fair value as a result of fair value hedging. In cases of interrupted hedging, the hedging result is amortised over the remaining time to maturity for the hedging instrument. In cases where transactions are treated as hedging deals, the income and costs are recognised and classified in the same way as the underlying balance sheet items.

Shares, bonds and certificates
Shares, bonds and certificates classified as current assets are recognised at market value.

Biological assets
Biological assets are recognised at fair value.

Reconciliation of profit and loss account for the third quarter of 2004 under NGAAP against profit and loss account for the third quarter of 2004 under IFRS

NOK million	Profit and loss Q3 2004 NGAAP	Effect of transition to IFRS	Profit and loss Q3 2004 IFRS
Operating revenue	**6 380**	-	**6 380**
Distribution costs	(598)	-	(598)
Other operating expenses	(4 710)	-	(4 710)
Provision for restructuring costs	-	-	-
Gross operating earnings	**1 072**		**1 072**
Depreciation and amortisation[1]	(855)	70	(785)
Impairments	-	-	-
Operating earnings	**217**		**287**
Earnings (loss) from affiliated companies[2]	34	7	41
Financial items[2]	(176)	8	(168)
Other items	-	-	-
Earnings/(loss) before taxation	**75**		**160**
Taxation[3]	70	(3)	67
Net earnings/(loss)	**145**		**227**
Minority's share of net earnings (loss)	3	-	3
Majority's share of net earnings/(loss)	**142**		**224**

[1] Goodwill is not amortised under IFRS. Goodwill amortisation under NGAAP amounted to NOK 70 million for Q3 2004.

[2] Under NGAAP, deferred tax on some acquisitions has been presented at net present value.
Under IFRS, all deferred tax is presented at nominal value.
The effect on the Q3 2004 profit and loss account of restating the deferred tax from net present value to nominal value was NOK 7 million on earnings from affiliated companies and NOK 8 million on other financial items.

[3] Effect on the tax cost for Q3 2004 of eliminating goodwill amortisation under IFRS.

Reconciliation of profit and loss account for the period 1 January to 30 September 2004 under NGAAP against profit and loss account for the period 1 January to 30 September 2004 under IFRS

NOK million	Profit and loss Jan-Sep 2004 NGAAP	Effect of transition to IFRS	Profit and loss Jan-Sep 2004 IFRS
Operating revenue	**18 694**	-	**18 694**
Distribution costs	(1 717)	-	(1 717)
Other operating expenses	(13 714)	-	(13 714)
Provision for restructuring costs	(63)	-	(63)
Gross operating earnings	**3 200**		**3 200**
Depreciation and amortisation[1]	(2 577)	210	(2 367)
Impairments	(167)	-	(167)
Operating earnings	**456**		**666**
Earnings (loss) from affiliated companies[2]	(96)	22	(74)
Financial items[2]	(725)	24	(701)
Other items[3]	142	(142)	-
Earnings/(loss) before taxation	**(223)**		**(109)**
Taxation[4]	199	(9)	190
Net earnings/(loss)	**(24)**		**81**
Minority's share of net earnings (loss)	5	-	5
Majority's share of net earnings/(loss)	**(29)**		**76**

[1] Goodwill is not amortised under IFRS. Goodwill amortisation under NGAAP amounted to NOK 210 million for the period 1 January to 30 September 2004.

[2] Under NGAAP, deferred tax on some acquisitions has been presented at net present value.
Under IFRS, all deferred tax is presented at nominal value. The effect on the profit and loss account for the period 1 January to 30 September 2004 of restating the deferred tax from net present value to nominal value was NOK 22 million on earnings from affiliated companies and NOK 24 million on other financial items.

[3] The gain from the sale of the forests in mid-Norway was recognised in the profit and loss account for Q2 2004 under NGAAP. In the IFRS opening balance, biological assets are recognised at market value. With the market value recognised in the opening balance, the sale of the forests gave no profit and loss effect in 2004 under IFRS.

[4] Effect on the tax cost for the period 1 January to 30 September 2004 of eliminating goodwill amortisation under IFRS.

Reconciliation of balance sheet and shareholders' equity at 30.09.04 under NGAAP against balance sheet and equity at 30.09.04 under IFRS

NOK million	Balance sheet 30.09.04 NGAAP	Effect of transition to IFRS	Balance sheet 30.09.04 IFRS
ASSETS			
Intangible fixed assets[1]	4 478	293	4 771
Biological assets[2]	214	37	251
Operational fixed assets[3]	30 288	(26)	30 262
Investments in affiliated companies[4]	2 194	(229)	1 965
Deferred tax asset[5]	(39)	93	54
Other long-term receivables	408	-	408
Total fixed assets	**37 543**		**37 711**
Inventory	2 597	-	2 597
Receivables	3 856	-	3 856
Current investments	471	-	471
Cash and cash equivalents	477	-	477
Total current assets	**7 401**		**7 401**
Total assets	**44 944**		**45 112**
EQUITY			
Equity[8]	19 327	(546)	18 781
Minority interests	201	-	201
Total equity	**19 528**		**18 982**
LIABILITIES			
Deferred tax[6]	2 216	578	2 794
Interest-bearing long-term debt	17 270	-	17 270
Interest-free long-term liabilities[7]	881	136	1 017
Total long-term liabilities	**20 367**		**21 081**
Interest-bearing current debt	1 152	-	1 152
Tax liabilities	82	-	82
Trade and other payables	3 815	-	3 815
Total current liabilities	**5 049**		**5 049**
Total liabilities	**25 416**		**26 130**
Total liabilities and shareholders' equity	**44 944**		**45 112**

[1] Reversal of goodwill amortisation by NOK 210 million and reversal of negative goodwill of NOK 83 millions.

[2] Biological assets adjusted to fair value. Increases the value of biological assets by NOK 37 million.

[3] Adjustment of the value of selected items of property, plant and equipment to fair value. Decreases the value of operational fixed assets by NOK 26 million.

[4] Revaluation of deferred tax from net present value to nominal value. Decreases the value of investments in affiliated companies by NOK 229 million.

[5] Deferred tax asset netted against deferred tax liabilities under NGAAP which cannot be netted under IFRS amounts to NOK 93 million.

[6] Effects on deferred tax include the following:

Revaluation from net present value to nominal value	502
Tax effects from pensions	26
Deferred tax assets which can no longer be netted	93
Tax effects from reversal of negative goodwill	23
Tax effects from environmental provisions	(75)
Reversal of tax effects from goodwill amortisation	9
Total	578

[7] The effect on interest-free long-term liabilities consists of a negative NOK 21 million from reversal of the equalisation reserve in Norske Skog Insurance, a negative NOK 93 million from resetting the corridor for defined benefit plans, and NOK 250 million in provision for environmental clean-up.

[8] The net negative effect on shareholders' equity from the above changes amounts to NOK 546 million

For further information on the effects of implementing IFRS, please refer to the annual report for 2004 and the press releases of 3 February 2005 and 19 April 2005.

NORSKE SKOG GROUP ACCOUNTS

Special items

NOK million	3/05	2/05	1/05	4/04	3/04
Restructuring provision	-	-	-	-	-
Impairments in Australasia (op earnings)	-	(58)	(11)	57	-
Power trading gain (op earnings)	(2)	(11)	-	19	(2)
Translation effects on accounts receivable and payable (op earnings)	6	13	16	(55)	(19)
Change in value of embedded derivatives (op earnings)	18	17	(24)	-	-
Change in value of financial contracts (op earnings)	(21)	86	-	-	-
Change in market value of interest rate derivatives (financial items)	1	(29)	27	-	-
Currency hedging gain/(loss) (financial items)	8	28	(128)	165	56

NORSKE SKOG GROUP ACCOUNTS
EBITDA / EBIT

NOK mill	3/05	3/04	2/05	YTD 05	YTD 04
Gross op earnings IFRS	**1 059**	**1 072**	**1 062**	**3 137**	**3200**
Reversals:					
Value changes power contracts	+ 12	-	-92	- 56	-
Restructuring costs	-	-	-	-	+ 63
Gross op earnings, corrected	1 071	1 072	970	3 081	3 263
Gross op margins, corrected	**16.7**	**16.8**	**15.1**	**16.5**	**17.5**

NOK mill	3/05	3/04	2/05	YTD 05	YTD 04
Net op earnings IFRS	**319**	**287**	**256**	**824**	**666**
Reversals:					
Value changes power contracts	+ 12	-	-92	-56	0
Restructuring costs	-	-	-	-	+63
Impairments	-	-	+58	+ 69	+167
Net op earnings, corrected	331	287	222	837	896
Net op margin, corrected	**5.2**	**4.5**	**3.5**	**4.5**	**4.8**

B.4

RECEIVED
2005 DEC 12 P 2:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NORSKE SKOG 2005

Q4 report


Norske Skog
2006 新年联欢会
New Year Party & Launch Day

Sale of shares in Catalyst Paper

Strategic investments in Norway

Norske Skog

New Year outlook for Norske Skog PanAsia

Integration of Norske Skog PanAsia in the group is in full swing, and has so far been successful. Our units have changed their visual identity, and the Norske Skog spirit is being entrenched throughout the organisation.

Although competition in Asia is tough, our market position and machines mean we are equipped to compete in this region.

Greater profitability is a key target for our continuous improvement efforts with business processes and the operation of our five mills. This is a demanding job, where motivated employees are essential.

Economic growth in the Asian region will continue in 2006, but with substantial variations from one country to another.

Chinese developments represent the most important driver, but India is also enjoying strong and lasting growth. Other Asian countries depend on Chinese and Indian progress to develop their own exports and industry. Generally speaking, domestic consumption in these nations is rising faster than in western countries but far more slowly than in China and India.

The position is the same for the industry in which we operate. Our principal market, South Korea, has experienced a big fall in newsprint consumption over the past three years, but this decline appears to have halted. China's growth is expected to continue, but competition has increased significantly with new capacity being brought on line in 2005-06. Growth is also low in Thailand, our third domestic market.

Where our export sales are concerned, India represents a particular potential for increased sales from our South Korean mills. Indian consumption of newsprint increased by more than 10% in 2005.

While spare capacity is available in South Korea following the fall in domestic consumption, exports are less profitable because of high distribution costs. Our business in this country will need to be restructured over time to meet the new market conditions.

We are the market leader in the region, with a share of roughly 20%. The rest of the industry is fragmented, with many medium-sized players. Quality standards are high, since market expansion in recent years has led to a substantial renewal of printing presses and newspapers by our customers.

Dag Tørvold,
executive vice president,
Norske Skog PanAsia

Focus on Norway:

STRATEGIC INVESTMENTS BOOST COMPETITIVENESS

Norske Skog is investing around NOK 700 million at Norske Skog Saugbrugs in Halden to make the mill more competitive and achieve further quality gains.

This spending underlines the company's ambition to develop its operations in Norway while being a world leader in the global paper industry.

Trends at Norske Skog's European customers involve ever-larger printing presses and rising standards for paper quality. The thermo-mechanical pulp (TMP) plant at Norske Skog Saugbrugs is to be substantially expanded to meet the higher quality requirements. In addition, the mill will be converted to deliver reels that are 4.3 metres wide and weigh seven tonnes.

NEW JOBS FOR MILL EMPLOYEES

One hundred employees from Norske Skog Union have already found outside jobs, while another 116 have been secured continued employment in the company or are completing their education. Work on finding future uses for the mill site is in full swing.

Norske Skog's principal focus after the decision to close down Norske Skog Union has been to help the workforce find new jobs. Most of the employees can stay at the mill until the end of May, with older workers able to remain to 31 August.

As early as the beginning of February, however, many of the employees have secured new jobs either with the company or outside. All 50 workers aged between 55 and 60 will also be offered employment at other Norske Skog mills in Norway. And every apprentice has been found a place at another company in the local region.

Norske Skog's severance for employees at Norske Skog Union has an overall budget of NOK 190 million.

FOLLUM BACK IN FULL OPERATION

Norske Skog Follum's paper machine 2 (PM2) resumed operation on 9 January after standing idle for six months. The workforce used the shutdown to pursue professional training.

The market for Norske Skog's products is expected to show some improvement, while the permanent closure of Norske Skog Union will help to reduce the company's excess capacity. Orders can now be transferred from the closed mill to Norske Skog Follum and other units in the company.

When the decision to halt PM2 was taken last year, management and unions agreed to avoid layoffs by devoting the time to further education. Good use was made of the six months, and the result is a substantial improvement in expertise at Norske Skog Follum. The number of employees with a skill qualification in the actual paper mill will rise from 36% to about 70%, and roughly 80% for the whole facility.



CEO Jan Oksum and operator Christina O. Hansen checking the paper quality during startup at Follum PM 2.



COMMITTED COOPERATION: Peter Rice, head of Barrelfield Property Publishing, is full of praise for the sole supplier of paper to the Moveto papers.

A highly satisfied customer

People at Britain's Barrelfield Property Publishing Ltd are so impressed with Norske Skog that they resolved to write about us in their own customer magazine.

Text and photo: Kaia Means

Barrelfield has made a strong impression on the market in and around London with its series of weekly Moveto newspapers for property advertising. Norske Skog is the sole newsprint supplier to these publications, which have a combined circulation of 450 000 copies.

The first six Moveto titles were launched on the same day in Surrey south of London during April 2002.

"These papers are selling like hot cakes," says Barrelfield boss Peter Rice. He reports that the launch was prepared in the greatest secrecy and took the competition completely by surprise. They suddenly faced six new freesheets delivered directly to the reader's doormat.

"We're now the market leader by a wide margin," Rice reports. Barrelfield also broke into the London market in 2004, where Moveto now appears under seven weekly titles. On average, the papers provide 350 pages of property ads per week, and some editions run to 48 pages or more.

They are printed on 48.8 g and 52 g NorX paper and 65 g Norset.

"We like these grades," says Rice, and adds that they give first-class colour reproduction when printed in heatset.

This is the first time Barrelfield has written about a supplier in its own customer magazine.

"I think it's interesting for our readers," says Rice, and points to Norske Skog's commitment to sustainable development and forest certification.

"Such aspects are important today. I know Norske Skog recognises its environmental responsibility, and I want to tell our customers that this is something we also acknowledge."

Barrelfield also publishes Real Estates in cooperation with the Guardian Media Group for the quality London market. Printed on 80 g NorCote, it only carries ads for properties costing above GBP 750 000.

BPP

- **Barrelfield Property Publishing buys about 3 000 tonnes of paper from Norske Skog every year.**
- **The company's annual turnover is roughly GBP 6 million.**

www.moveto.co.uk

Norske Skog sells shares in Catalyst Paper

Norske Skog has agreed to sell all its 63 million shares, corresponding to the 29.4% holding in Catalyst Paper.

Proceeds are expected to be in the region of NOK 1 084 million and yield an accounting loss of roughly NOK 729 million on the book value. An impairment loss will be recognised in the accounts for the fourth quarter of 2005.

The shares will be acquired in a transaction in Canada by a syndicate headed by a subsidiary of UBS Securities Canada Inc (UBS) at the agreed price of CAD 2.98 each. Closing of this transaction is expected in mid-February.

The Catalyst shares have not been registered under the United States Securities Act of 1933 and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of that Act.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Catalyst shares in any jurisdication in which such offer, solicitation or sale would be unlawful.

Norske Skog's gearing (net interest-bearing debt divided by equity) and certain other key figures will be improved by the disposal of the Catalyst Paper shares. The accounting loss has no effect on tax cost.

"Even if this transaction causes a significant loss, it is the right thing to do for Norske Skog, says Jan Oksum. "Through this, we will improve our possibilites to strengthen our activities in Europe, Asia, Australasia and South America."

Norske Skog originally held 50.8% of the Catalyst Paper shares, acquired through the purchase of Fletcher Challenge Paper in 2000. The company was then called Fletcher Challenge Canada.

Norske Skog has since then successively reduced its holding to 29.4%. Catalyst Paper ranks today as the third largest manufacturer of publication paper in North America, with four mills located close to each other in Brit-

Report for the fourth quarter of 2005

- Gross operating earnings before special items were NOK 975 million for the quarter and NOK 4 056 million for the full year
- The net loss after NOK 1 178 million in impairments and depreciation was NOK 997 million for the quarter. Impairments/ depreciation for the full year totalled NOK 1 247 million, yielding a net loss of NOK 854 million
- The decision has been taken to sell the holding in Catalyst Paper, and a provision of NOK 729 million has been made for the loss on this sale
- Impairment of fixed assets and provision for restructuring at Norske Skog Union, and estimated loss on the sale of Forestia, totalled NOK 449 million
- The remaining 50% holding acquired in PanAsia was consolidated from 18 November
- The board proposes a dividend of NOK 5.50 per share

RESULTS FOR THE FOURTH QUARTER AND FULL 2005

KEY FIGURES, GROUP – IFRS:

		Q4/05	Q3/05	Q4/04	2005	2004
Operating revenues	NOK mill	7 107	6 425	6 608	25 726	25 302
Gross op earnings	NOK mill	813	1 059	1 041	3 950	4 240
Gross operating margin	%	11.4	16.5	15.8	15.4	16.8
Net op earnings/(loss)	NOK mill	(194)	319	372	630	1 037
Net operating margin	%	(2.7)	5.0	5.6	2.4	4.1
Pre-tax earnings/(loss)	NOK mill	(1 127)	177	320	(1 004)	210
Net earnings/(loss)	NOK mill	(997)	193	545	(854)	621
Earnings per share	NOK	(5.75)	1.46	4.12	(5.98)	4.69
Cash flow	NOK mill	1 027	923	1 069	3 061	3 132
Cash flow per share	NOK	5.92	6.96	8.08	21.42	22.04
Return on capital employed	%	2.4	3.6	3.4	2.8	3.2
Deliveries	1 000 t	1 473	1 380	1 460	5 437	5 480
Production	1 000 t	1 428	1 387	1 392	5 503	5 476

Group earnings

The weak results for the fourth quarter of 2005 reflect a number of factors outside normal operations:

- Operating earnings under International Financial Reporting Standards (IFRS) include value changes to such items as power contracts, as well as various other items which could affect comparison between the quarters. The effect on power contracts in the fourth quarter was positive at NOK 208 million. This has not been included in the regional operating results. Much of this value change derives from realised gains on hedging transactions in New Zealand, and is partly offset by an increase of NOK 50 million in energy costs in the Australasian region. The accounting regulations prevent these items being netted against each other.

– Fixed assets in Norske Skog Union have been written down by NOK 155 million, and a provision of NOK 270 million made for redundancy pay and so forth. These amounts have not been included in the regional operating results either.

– A loss related to the sale of shares in Forestia has been included in the operating result as an impairment of NOK 24 million, and this will free up approx. NOK 350 million in capital for 2006.

– A provision of NOK 50 million has been made in respect of an unresolved dispute over grid hire in Brazil. This amount is included in the operating result for the region.

Excluding these and certain other effects, gross operating earnings amounted to NOK 975 million for the fourth quarter, compared with NOK 1 071 million in the third quarter of 2005 and NOK 1 041 million for the last three months of 2004. Correspondingly, net operating earnings came to NOK 147 million for the fourth quarter compared with NOK 331 million in the third quarter and NOK 315 million in the fourth quarter of 2004.

The remaining 50% share of Norske Skog PanAsia has been incorporated in the accounts for 1.5 months. This affects the comparison with earlier quarters through a positive effect of NOK 55 million on gross and net operating earnings compared with the third quarter, and also explains why the volume increased in the fourth quarter. Depreciation of the new Hebei mill has been incorporated for the whole quarter compared with just one month in the third quarter. That increases depreciation in such a way that the effect on net operating earnings is marginal.

In addition to the conditions mentioned above, the continued shut-down of PM 2 at Norske Skog Follum – with an annual capacity of 125 000 tonnes of standard newsprint – had a negative effect in the fourth quarter. This machine resumed operation in January 2006. Shut-downs for planned maintenance or market-related reasons also occurred at several of the mills in continental Europe. These shutdowns resulted in lower volumes and higher fixed costs during the quarter.

NOK 729 million has been charged as a loss on the sale of shares in Catalyst Paper under "affiliated companies" in the profit and loss account. Agreement was reached on 30 January 2006 with a syndicate on the sale of all Norske Skog's shares in Catalyst Paper, corresponding to a 29.4% holding. This disposal is expected to bring in NOK 1 084 million in cash and improve Norske Skog's key financial figures. Norske Skog originally owned 50.8% of the shares in Catalyst Paper, acquired in connection with the acquisition of Fletcher Challenge Paper in 2000. The company had successively reduced its holding to 29.4% before the January sale.

COMPARISON WITH Q3 05

Comparable gross operating earnings were down by NOK 96 million from the third quarter. The main reason was some NOK 80 million in further cost increases for energy, seasonal maintenance and reduced production volumes in the European region. Currency effects during the quarter were small.

COMPARISON WITH Q4 04

Comparable gross operating earnings were NOK 66 million lower. The main reason was increased energy costs, which offset the effect of higher prices in Europe. The rise in energy costs totalled around NOK 150 million over this period. Results in South America were negatively affected by a stronger Brazilian real (BRL).

FULL YEAR 2005 COMPARED WITH FULL YEAR 2004

Comparable gross operating earnings were NOK 247 million lower. Measured against Norske Skog's trade-weighted basket of currencies, the Norwegian krone was 4.3% stronger on average in 2005. This had an estimated negative effect of roughly NOK 160 million. For the year as a whole, energy costs increased by about NOK 500 million. Energy costs totalling about NOK 150 million in provision for a dispute over grid hire in Brazil, special cost increases in New Zealand and the conversion of PanAsia to a subsidiary from mid-December were also charged in the fourth quarter.

The biggest decline in earnings for 2005 compared with the year before was recorded by the Australasian region. This was primarily because Australian prices were higher until 1 July 2004 and because of a substantial increase in energy prices. Conversion shut-downs related to the restructuring project in the region also had a negative effect.

FINANCIAL ITEMS (NOK MILL)

	Q4/05	Q3/05	Q4/04	2005	2004
Net interest exp	(187)	(190)	(228)	(733)	(829)
Interest hedging	24	1	-	23	-
Gain/(loss) currency	15	8	165	(76)	128
Other financial items	(49)	(19)	(19)	(97)	(81)
Total financial items	**(197)**	**(200)**	**(82)**	**(883)**	**(783)**

The increase in interest expenses compared with the third quarter relates primarily to an interest element of NOK 30 million on the provision for possible environmental obligations. A provision made in connection with the transition to the IFRS was charged at the discounted net present value. Over time, this provision will increase to its nominal value.

AFFILIATED COMPANIES

Norske Skog's share of the net loss in Catalyst Paper amounted to NOK 15 million for the fourth quarter, while the share of net earnings at other affiliated companies was NOK 8 million. As mentioned above, a loss of NOK 729 million on the sale of the shares in Catalyst Paper has been charged to this item.

TAX

A positive tax cost of NOK 127 million was recorded in the fourth quarter and NOK 156 million for the full year. The impairment of the shareholding in Catalyst Paper has no tax effect.

Cash flow

The various costs incurred during the quarter to improve operations had little effect on cash flow. Cash flow from operations totalled NOK 3 061 million for 2005, which is similar to 2004.

Balance sheet

Assets at 31 December 2005 totalled NOK 52 billion, an increase of NOK 7.7 billion from the year before. This largely reflects consolidation of the remaining 50% of Norske Skog PanAsia. The share issue carried out in connection with the purchases means that the company's gearing – net interest-bearing debt divided by equity – declined to 0.86. That includes the loss on the sale of the Catalyst Paper shares, but not the positive effect of the payment due. Equity per share was NOK 116.30 at 31 December.

Investment

ACQUISITION OF PANASIA PAPER

After the competition authorities had given their consent, USD 600 million was transferred as settlement for Abitibi Consolidated's shares on 18 November 2005, and PanAsia became thereafter a wholly-owned subsidiary of the Norske Skog group. Debt taken over at the consolidation date totalled USD 285 million. Assets related to the 50% interest owned by Norske Skog before have been written up to reflect the same value as the remaining 50% share. Totalling NOK 474 million, this write-up is a consequence of the IFRS rules.

The process of integrating PanAsia began immediately, with a formal kick-off at the beginning of January. Teams have been established in the areas of accounting/finance, procurement, strategy/development, the environment and communication. Dag Torvold, who previously led the Korean business, has been appointed an executive vice president and head of Norske Skog PanAsia.

OTHER INVESTMENT

Capitalised investment in new facilities came to NOK 800 million in the fourth quarter and NOK 2.2 billion for the full year. The main items are the restructuring project in Australasia and Norske Skog's 50% holding in the Hebei newsprint mill, which became operational before the company acquired the remaining shares in PanAsia.

The board of Norske Skog resolved in December to invest some NOK 700 million at Norske Skog Saugbrugs, which produces super-calendared (SC) magazine paper. This expenditure covers an upgrade of the thermomechanical pulp (TMP) plant and PM 6 to improve paper quality, as well as modifications to produce larger reels. Roughly half the investment will fall in 2006, and the remainder in the following year.

DISPOSAL OF OPERATIONS

Agreement was reached in December on the sale of forest properties in New South Wales in Australia. This disposal, which had no effect on results, embraces 5 000 hectares owned by Norske Skog and another 1 500 hectares belonging to a partnership. Long-term agreements have been concluded on the purchase of pulpwood extracted from the sold properties.

Norske Skog and M Peterson & Son A/S concluded an agreement in January on the sale of the Nordic Paper company, which has been owned 45% by Norske Skog and 55% by Peterson. The buyers are two senior personnel at Nordic Paper as well as external investors. This sale will be recorded in the first quarter of 2006 and yields a small gain in the Norske Skog accounts. Nordic Paper is the world's largest producer of greaseproof paper.

Agreement has also been reached by Norske Skog on the sale of its shares in fibreboard manufacturer Forestia AS to Byggma, a

listed Norwegian company with activities in a number of building materials and outfitting segments. Due to be completed during February, the transaction involves a small loss for which a provision has been made in the accounts for the fourth quarter.

As a result of these disposals, Norske Skog no longer has any production activities outside its core business of newsprint and magazine paper.

Financing

The PanAsia acquisition was financed through a rights issue which raised NOK 3 840 million net. This issue was registered with the Norwegian Central Securities Depository on 25 October 2005.

Norske Skog's net interest-bearing debt totalled NOK 19.1 million at 31 December, an increase of NOK 2.2 billion over the year. That primarily reflects the acquisition of the remaining share of debt in PanAsia. The loan portfolio had an average term of 5.8 years at 31 December, a reduction compared with the earlier position which reflects the fact that debt in PanAsia had a shorter term than in Norske Skog. Liquidity in Norske Skog totalled NOK 6.9 billion at 31 December.

Closure of Norske Skog Union

The final decision on closing this mill was taken by the corporate assembly at its meeting of 4 October 2005. PM 7 at Norske Skog Union was shut down on 1 February 2006, while PM 6 will continue operating to the end of this month.

Of the roughly 380 employees at the mill, about 125 have so far found new work externally and 40 have been offered jobs at other Norske Skog companies. All employees aged 60 and above will remain employed. A package of measures developed in cooperation with the unions will cost about NOK 195 million in all. The financial measures will protect employees financially during a transitional phase. In addition to an extended period of notice, a redundancy payment will be made. This comprises four to 12 months' pay, depending on seniority and age.

The decision by the corporate assembly emphasised that priority would be given to creating new jobs through subsequent use of the mill site. A special project established for this purpose has started its work by surveying opportunities for new and forward-looking activities on the property. A plan for demolishing buildings and plant which prevent redevelopment of the site will be drawn up during the first quarter, and the management committee is due to present a plan in June for developing the site in a long-term perspective.

In addition to the package of measures mentioned above, a provision of NOK 75 million has been made for demolition and clearance on the site – include the possible costs of any environmental clean-up.

Share development

Following the rights issue in the autumn of 2005, Norske Skog has 189 945 626 shares. The company bought back 262 700 shares during the fourth quarter and held 846 531 of its own shares at 31 December. These will be used in connection with share sales to employees and for partial payment of bonus agreements with senior executives.

At 31 December 2005, the foreign shareholding was 56.9% compared with 38.2% a year earlier. This increase reflects both net purchases by foreign investors in large parts of the year and a preponderance of international investors subscribing to shares in the rights issue. The Capital International investment fund (including Capital Guardian) owned 10% of the shares in Norske Skog at 31 December. The company had 23 645 shareholders at that date, including 1 435 with an address outside Norway.

The Norske Skog share gave a negative return of 7% in the 2005 calendar year when the value of subscription rights and dividend are included. This return was rather weaker than for most other Nordic companies in the industry, but far better than for the North American companies.

A total of 191.4 million Norske Skog shares were traded over the Oslo Stock Exchange during 2005. In relation to the average number of shares (excluding those held by the company), this represented a turnover of 134% compared with 119% in 2004.

Health and safety

The lost-time injury frequency per million working hours was 1.3 for the 12 months from 1 January 2005 to 31 December 2005. Six of the mills had no injuries in that period.

Operations and market

Norske Skog's overall deliveries of newsprint and magazine paper were marginally lower in 2005 than the year before. The principal reason was lower deliveries of magazine paper towards the end of 2005.

EUROPE – NEWSPRINT

KEY FIGURES:

		Q4/05	Q3/05	Q4/04	2005	2004
Op revenues	NOK mill	2 186	2 164	2 213	8 594	8 319
Gross op earn	NOK mill	309	337	312	1 321	1 239
Net op earn	NOK mill	37	82	61	274	222
Gross op margin	%	14.1	15.6	14.1	15.4	14.9
Deliveries	1 000 t	568	569	619	2 235	2 241
Production	1 000 t	529	572	575	2 228	2 216
Production/capacity	%	87	94	99	92	95

Norske Skog's volumes for 2005 as a whole were roughly on a par with the year before. Exports declined in the fourth quarter, but deliveries in Europe increased from the previous quarter. Reduced production was the main reason for the weak result in the fourth quarter.

European demand for standard and upgraded newsprint increased by just under 1% during 2005.

EUROPE – MAGAZINE PAPER

KEY FIGURES:

		Q4/05	Q3/05	Q4/04	2005	2004
Op revenues	NOK mill	1 776	1 826	1 894	6 884	7 287
Gross op earn	NOK mill	220	326	270	1 089	1 221
Net op earn	NOK mill	93	159	99	446	425
Gross op margin	%	12.4	17.9	14.3	15.8	16.8
Deliveries	1 000 t	334	348	373	1 300	1 379
Production	1 000 t	325	340	348	1 330	1 386
Production/capacity	%	93	97	93	95	93

Lower volumes compared with 2004 reflect the conversion of Norske Skog Parenco's magazine paper output to newsprint from January 2005.

Norske Skog experienced high volumes in the second and third quarters, partly because of the lock-out in Finland's forest industry. Because of annual contracts with volume clauses, this led to relatively low volumes in the fourth quarter although demand was seasonally high

European demand for magazine paper during 2005 was unchanged from the year before. It increased by roughly 10% in the former East European countries, but declined slightly in western Europe.

SOUTH AMERICA

KEY FIGURES:

		Q4/05	Q3/05	Q4/04	2005	2004
Op revenues	NOK mill	339	320	315	1 230	1 146
Gross op earn	NOK mill	43	77	114	269	346
Net op earn	NOK mill	(5)	29	63	79	142
Gross op margin	%	12.7	24.1	36.2	21.9	30.2
Deliveries *	1 000 t	76	73	77	286	297
Production	1 000 t	74	74	76	290	296
Production/capacity	%	95	95	98	94	95

* Only from mills in the region.

Gross and net operating earnings are somewhat higher than in the previous quarter when the NOK 50 million provision relating to grid hire is excluded.

The comparable result for the full year was weaker than in 2004, largely because local currencies strengthened. The BRL rose by 11% against the USD and almost 30% against the NOK.

Newsprint demand in South America grew by about 1% in 2005, and several price increases were implemented.

AUSTRALASIA

KEY FIGURES:

		Q4/05	Q3/05	Q4/05	2005	2004
Op revenues	NOK mill	1 019	1 028	1 015	4 022	4 194
Gross op earn*	NOK mill	164	215	269	804	1 143
Net op earn*	NOK mill	(39)	39	99	70	406
Gross op margin*	%	16.1	20.9	26.5	20.0	27.3
Deliveries	1 000 t	214	217	214	853	868
Production	1 000 t	226	218	221	876	881
Production/capacity	%	100	97	98	97	98

* 2004: before impairments and provision for restructuring.

Results for the region were weak in the fourth quarter, primarily because of exceptionally high electricity prices in New Zealand where precipitation was the lowest for 70 years. Because of long-term hedging, this effect was offset by realised gain on power contracts included in the profit and loss account under financial items. Increased depreciation in the fourth quarter reflects impairment of production materials in connection with paper machine conversions.

Demand was more or less unchanged in 2005 from the year before for standard and upgraded newsprint, and rose by roughly 5% for magazine paper.

NORSKE SKOG PANASIA

KEY FIGURES (NORSKE SKOG'S 50% SHARE):

		Q4/05	Q3/05	Q4/04	2005	2004
Op revenues	NOK mill	1 107	658	650	2 962	2 603
Gross op earn	NOK mill	170	119	109	522	443
Net op earn	NOK mill	23	43	45	149	165
Gross op margin	%	15.4	18.1	16.8	17.6	17.0
Deliveries	1 000 t	281	173	177	763	695
Production	1 000 t	274	183	172	779	697

Because PanAsia became a subsidiary during the fourth quarter, the figures are not comparable. Results for the quarter were influenced by a continued rise in energy costs. Net operating earnings were affected by increased depreciation related to the new mill in Hebei.

Demand in Asia outside Japan is estimated to have increased by just under 1% over the full year. The most positive development was in India, with an estimated increase of more than 10%. Demand rose by roughly 5% in China and Thailand, and declined in Korea and Taiwan.

CATALYST PAPER

KEY FIGURES:

		Q4/05	Q3/05	Q4/04	2005	2004
Op revenues	CAD mill*	471.9	450.3	477.3	1 823.9	1 878.2
Gross op earn	CAD mill*	48.3	47.9	45.3	155.2	152.8
Net op earn/(loss)	CAD mill*	2.3	2.8	(1.1)	(25.1)	(31.3)
Net earn/(loss)	CAD mill*	(8.0)	34.2	13.7	(25.6)	(28.6)
Gross op margin	%*	10.2	10.6	9.5	8.5	8.1
Share net result	NOK mill**	(15)	53	20	(43)	(48)

* Catalyst Paper's official accounts on a 100% basis, presented in accordance with Canadian GAAP.
** Recorded under associated companies in Norske Skog's consolidated accounts

Catalyst Paper implemented an improvement programme in 2005 which yielded realised effects of CAD 84 million. This was offset by a steady strengthening of the Canadian dollar to its highest level against the USD for 14 years.

Norske Skog reached agreement on a sale of its shares in Catalyst Paper on 30 January.

North American demand for standard and upgraded newsprint declined by just under 4% during 2005. However, capacity reductions meant that several price increases were implemented.

Dividend for 2005

The board has proposed a dividend of NOK 5.50 per share for 2005, which is virtually unchanged from the 2004 figure when adjusted for last autumn's share issue. This gives a payout ratio of 25.7% in relation to cash flow per share for 2005. The dividend totals NOK 1 040 million and will be paid to shareholders registered at 20 April 2006, the date of the annual general meeting.

Lysaker, 2 February 2006
The board of directors of Norske Skogindustrier ASA

Profit and loss account

NOK million	Oct - Dec 05	Oct - Dec 04	2005	2004
Operating revenue	7 107	6 608	25 726	25 302
Distribution costs	(616)	(576)	(2 349)	(2 294)
Other operating expenses	(5 408)	(4 991)	(19 157)	(18 705)
Provision for restructuring costs	(270)	-	(270)	(63)
Gross operating earnings	813	1 041	3 950	4 240
Depreciation and amortisation	(828)	(726)	(3 072)	(3 093)
Impairments	(179)	57	(248)	(110)
Operating earnings	(194)	372	630	1 037
Earnings/(loss) from affiliated companies [1]	(736)	30	(751)	(44)
Financial items	(197)	(82)	(883)	(783)
Earnings/(loss) before taxation	(1 127)	320	(1 004)	210
Taxation	127	229	156	419
Net earnings/(loss)	(1 000)	549	(848)	629
The minority's share of net earnings/(loss)	(3)	4	6	8
The majority's share of net earnings/(loss)	(997)	545	(854)	621
Earnings per share	(5.75)	4.12	(5.98)	4.69
Earnings per share fully diluted	(5.75)	4.12	(5.98)	4.69

[1] Earnings/(loss) from affiliated companies are included after taxation.

Cash flow statement

NOK million	Oct - Dec 05	Oct - Dec 04	2005	2004
Cash flow from operating activities				
Cash generated from operations	7 317	6 609	25 877	25 312
Cash used in operations	(5 954)	(5 273)	(21 906)	(21 044)
Cash from net financial items	(249)	(246)	(845)	(1 067)
Taxes paid	(87)	(21)	(65)	(69)
Net cash flow from operating activities	1 027	1 069	3 061	3 132
Cash flow from investment activities				
Investments in operational fixed assets	(807)	(880)	(2 230)	(1 981)
Sales of operational fixed assets	12	45	21	49
Net cash from sold shares in other companies [1]	96	-	100	153
Net cash used on acquisitions of shares in other companies [2]	(3 905)	-	(3 905)	-
Taxes paid	-	(184)	-	(184)
Net cash flow from investment activities	(4 604)	(1 019)	(6 014)	(1 963)
Cash flow from financial activities				
Net change in long-term liabilities	40	574	(348)	(323)
Net change in current liabilities	(143)	(617)	257	(33)
Dividend paid [3]	-	(10)	(807)	(817)
New equity [4]	3 840	(14)	3 840	10
Net cash flow from financial activities	3 737	(67)	2 942	(1 163)
Translation difference	7	(40)	24	(47)
Total change in liquid assets	167	(57)	13	(41)

[1] In 2004, the amount consists of sale of forests in mid-Norway. In 2005, 95 million are related to sale of forests in Australia.
[2] The amount is related to the aquisition of the remaining 50% of the shares in Pan Asia Paper Company
[3] The amounts include dividend paid to minority shareholders in PanAsia.
[4] The amount is related to the aquisition of the remaining 50% of the shares in Pan Asia Paper Company.

Balance sheet

NOK million	2005	2004	2003*
ASSETS			
Intangible fixed assets	4 837	4 745	4 727
Biological assets	191	252	221
Operational fixed assets	35 799	29 753	31 775
Investments in affiliated companies	1 415	1 858	2 228
Deferred tax asset	324	58	-
Other long-term receivables	670	391	394
Interest rate swaps fair value hedge	147	-	-
Total fixed assets	43 383	37 057	39 345
Inventory	2 860	2 299	2 321
Receivables	4 888	4 050	3 868
Current investments	494	470	596
Cash and cash equivalents	408	419	334
Total current assets	8 650	7 238	7 119
Total assets	52 033	44 295	46 464
EQUITY			
Equity	22 091	19 009	19 125
Minority interests	713	186	197
Total equity	22 804	19 195	19 322
LIABILITIES			
Deferred tax	2 776	2 419	2 460
Interest-bearing long-term debt	19 181	17 291	18 290
Interest-free long-term liabilities	1 247	1 032	872
Total long-term liabilities	23 204	20 742	21 622
Interest-bearing current debt	931	469	656
Tax liabilities	15	31	216
Trade and other payables	5 079	3 858	4 648
Total current liabilities	6 025	4 358	5 520
Total liabilities	29 229	25 100	27 142
Total liabilities and shareholders' equity	52 033	44 295	46 464

* The figures for 2004 and 2005 are reported according to IFRS, while the figure for 2003 are reported according to NGAAP.
In 2004, Norske Skog reclassified the leasing agreement of the headquarter office facilities at Lysaker from operational leasing to financial leasing. The effect of the reclassification is reflected in the figures presented for 2003.

Financial key figures

	Definitions	2005	2004	2003
Net operating margin	1	2.4	4.1	6.3
Gross operating margin	2	15.4	16.8	20.0
Return on capital employed		2.8	3.2	3.6
Equity ratio %	3	43.8	43.3	41.6
Equity ratio excl minority interests %	4	42.5	42.9	41.2
Net interest-bearing debt	5	19 063	16 871	18 016
Net interest-bearing debt/equity		0.84	0.88	0.93
Net interest-bearing debt/equity excl minority interests		0.86	0.89	0.94
Earnings per share after taxes	6	(5.98)	4.69	3.04
Earning per share - fully diluted		(5.98)	4.69	3.04
Cash flow per share after taxes	7	21.42	22.04	22.45
Cash flow per share - fully diluted		21.42	22.04	22.45

Definitions:
1 : Net operating margin = operating earnings/operating revenue
2 : Gross operating margin = gross operating earnings/operating revenue
3 : Equity ratio = shareholders' equity/total assets
4 : Equity ratio excl minority interests = (shareholders' equity - minority interests)/total assets
5 : Net interest bearing debt = interest bearing debt - cash and cash equivalents - current investments - Interest rate swaps fair value hedge
6 : Earnings per share after taxation = net earnings/average number of shares
7 : Cash flow per share after taxes = net cash flow from operating activities/average number of shares

Revenue and profit by area

OPERATING REVENUE

NOK million	Oct - Dec 05	Oct - Dec 04	2005	2004
Europe				
Newsprint	2 186	2 213	8 594	8 319
Magazine paper	1 776	1 894	6 884	7 287
Total Europe	3 962	4 107	15 478	15 606
South America				
Newsprint	339	315	1 230	1 146
Australasia				
Newsprint	1 019	1 015	4 022	4 194
Asia				
Newsprint	1 107	650	2 962	2 603
Other activities				
Other industry in Norway	157	179	586	596
Other revenues	623	455	1 840	1 637
Total other activities	780	634	2 426	2 233
Staff/eliminations	(100)	(113)	(392)	(480)
Total group	7 107	6 608	25 726	25 302

GROSS OPERATING EARNINGS

NOK million	Oct - Dec 05	Oct - Dec 04	2005	2004
Europe				
Newsprint	309	312	1 321	1 239
Magazine paper	220	270	1 089	1 221
Total Europe	529	582	2 410	2 460
South America				
Newsprint	43	114	269	346
Australasia				
Newsprint	164	269	804	1 143
Asia				
Newsprint	170	109	522	443
Other activities				
Other industry in Norway	25	29	65	60
Other revenues	-	-	-	-
Total other activities	25	29	65	60
Staff/eliminations	(56)	(62)	(114)	(149)
Gain on power trading and energy hedging	208	-	264	-
Restructuring costs	(270)	-	(270)	(63)
Total group	813	1 041	3 950	4 240

OPERATING EARNINGS

NOK million	Oct - Dec 05	Oct - Dec 04	2005	2004
Europe				
Newsprint	37	61	274	222
Magazine paper	93	99	446	425
Total Europe	130	160	720	647
South America				
Newsprint	(5)	63	79	142
Australasia				
Newsprint	(39)	99	70	406
Asia				
Newsprint	23	45	149	165
Other activities				
Other industry in Norway	17	21	33	25
Other revenues	-	-	-	-
Total other activities	17	21	33	25
Staff/eliminations	(79)	(73)	(167)	(175)
Gain on power trading and energy hedging	208	-	264	-
Impairments	(179)	57	(248)	(110)
Restructuring costs	(270)	-	(270)	(63)
Total group	(194)	372	630	1 037

PRODUCTION BY PRODUCT/AREA

1 000 tonnes	Oct - Dec 05	Oct - Dec 04	2005	2004
Europe				
Newsprint	529	575	2 228	2 216
Magazine paper	325	348	1 330	1 386
South America				
Newsprint	74	76	290	296
Australasia				
Newsprint	226	221	876	881
Asia				
Newsprint	274	172	779	697
Norske Skog total				
Total newsprint	1 103	1 044	4 173	4 090
Total magazine paper	325	348	1 330	1 386
Total publication paper	1 428	1 392	5 503	5 476

DELIVERIES BY PRODUCT/AREA

1 000 tonnes	Oct - Dec 05	Oct - Dec 04	2005	2004
Europe				
Newsprint	568	619	2 235	2 241
Magazine paper	334	373	1 300	1 379
South America				
Newsprint	76	77	286	297
Australasia				
Newsprint	214	214	853	868
Asia				
Newsprint	281	177	763	695
Norske Skog total				
Total newsprint	1 139	1 087	4 137	4 101
Total magazine paper	334	373	1 300	1 379
Total publication paper	1 473	1 460	5 437	5 480

EBITDA / EBIT

These tables show gross and net operating earnings under IFRS, adjusted for impairments, changes in the value of power contracts, and restructuring costs (- equals gain, + equals loss).

NOK mill	Q4/05	Q4/04	Q3/05	2005	2004
Gross op earnings IFRS	813	1 041	1 059	3 950	4 240
Reversals:					
Prov. for energy cost S.America	+50	-	-	+50	-
Value changes power contracts	-208	-	+12	-264	-
Restructuring costs	+270	-	-	+270	+ 63
Electricity costs New Zealand*	+50	-	-	+50	-
Gross op earnings, adjusted	975	1 041	1 071	4 056	4 303
Gross op margin, adjusted %	13.7	15.8	16.7	15.8	17.0

* To be seen in connection with "value changes power contract".

NOK mill	Q4/05	Q4/04	Q3/05	2005	2004
Net op earnings IFRS	-194	372	319	630	1 037
Reversals:					
Prov. for energy cost S.America	+50	-	-	+50	-
Value changes power contracts	-208	-	+12	-264	-
Restructuring costs	+270	-	-	+270	+63
Impairments	+179	-57	-	+248	+110
Electricity costs New Zealand*	+50	-	-	+50	-
Net op earnings, adjusted	147	315	331	984	1 210
Net op margins, adjusted %	2.1	4.8	5.2	3.8	4.8

Change in equity

NOK million	Share capital	Other equity	Retained earnings	Total
Total equity excluding minority interests 31 Dec 2004	1 331	7 105	10 573	19 009
Effect of implementing IAS 39	-	-	165	165
Total equity excluding minority interests 1 Jan 2005	1 331	7 105	10 738	19 174
Currency translation adjustments and other	-	-	723	723
Share issues	568	3 266	-	3 834
Change in holding of own shares	-	15	(6)	9
Dividend paid	-	-	(795)	(795)
Net earnings/(loss) for the period	-	-	(854)	(854)
Total equity excluding minority interests 30 September 2005	**1 899**	**10 386**	**9 806**	**22 091**

Quarterly comparisons [1]

NOK million	4Q05	3Q05	2Q05	1Q05	4Q04	3Q04	2Q04	1Q04	4Q03
Operating revenue	7 107	6 425	6 433	5 761	6 608	6 380	6 239	6 075	6 571
Restructuring costs	(270)	-	-	-	-	-	(63)	-	135
Gross operating earnings	813	1 059	1 062	1 016	1 041	1 072	987	1 141	1 158
Depreciation and amortisation	(828)	(740)	(748)	(756)	(726)	(785)	(779)	(803)	(815)
Impairments	(179)	-	(58)	(11)	57	-	(167)	-	-
Operating earnings	(194)	319	256	249	372	287	41	338	478
Earnings/(loss) before taxation	(1 127)	177	31	(85)	320	160	(212)	(57)	44
Majority's share of net earn/(loss)	(997)	193	(8)	(42)	545	224	(91)	(57)	255

[1] The quarterly figures for 2004 and 2005 are prepared according to IFRS. The quarterly figures for 2003 are under NGAAP.

QUARTERLY COMPARISONS [1]

NOK million	4Q05	3Q05	2Q05	1Q05	4Q04	3Q04	2Q04	1Q04	4Q03
Operating revenue									
Europe	3 962	3 990	3 924	3 602	4 107	3 951	3 875	3 672	4 087
South America	339	320	300	271	315	313	265	253	272
Australasia	1 019	1 028	1 056	919	1 015	1 065	1 046	1 068	1 100
Asia	1 107	658	636	561	650	640	703	610	637
Other activities	780	505	597	544	634	530	486	584	574
Staff/eliminations	(100)	(76)	(80)	(136)	(113)	(119)	(136)	(112)	(99)
Total operating revenue	7 107	6 425	6 433	5 761	6 608	6 380	6 239	6 075	6 571
Gross operating earnings									
Europe	529	663	579	639	582	663	574	642	656
South America	43	77	74	75	114	99	73	61	87
Australasia	164	215	196	229	269	221	302	351	341
Asia	170	119	132	101	109	110	112	112	93
Other activities	25	12	12	16	29	8	9	14	30
Gain on power trading and energy hedging	208	(12)	92	(24)	-	-	-	-	-
Restructuring costs	(270)	-	-	-	-	-	(63)	-	-
Staff/eliminations	(56)	(15)	(23)	(20)	(62)	(29)	(20)	(39)	(49)
Total gross operating earn	813	1 059	1 062	1 016	1 041	1 072	987	1 141	1 158
Operating earnings									
Europe	130	241	148	201	160	200	117	170	206
South America	(5)	29	26	29	63	49	21	9	36
Australasia	(39)	39	22	48	99	35	116	156	143
Asia	23	43	56	27	45	39	40	41	41
Other activities	17	4	4	8	21	(1)	(1)	6	21
Impairments	(179)	-	(58)	(11)	57	-	(167)	-	-
Gain on power trading and energy hedging	208	(12)	92	(24)	-	-	-	-	-
Restructuring costs	(270)	-	-	-	-	-	(63)	-	135
Staff/eliminations	(79)	(25)	(34)	(29)	(73)	(35)	(22)	(44)	(104)
Total operating earnings	(194)	319	256	249	372	287	41	338	478

[1] The quarterly figures for 2004 and 2005 are are prepared according to IFRS. The quarterly figures for 2003 are under NGAAP.

Price development newsprint, SC, LWC - Germany


Euro
1000
800
600
400
1/94
1/95
1/96
1/97
1/98
1/99
1/00
1/01
1/02
1/03
1/04
4/05
Newsprint 45g
SC roto 56g
LWC offset 60g

Share price development 2000-2005


NOK
200
150
100
50
Oslo Stock Exchange index
Norske Skog

ACCOUNTING PRINCIPLES

The consolidated accounts for the fourth quarter of 2005 are presented in accordance with IAS 34 on interim financial statements. The quarterly accounts, including comparable figures, are based on today's IFRS standards and interpretations. Changes in the standards and interpretations may lead to changes in the accounts.

For specifications of the effects of implementing IFRS, please refer to the company's annual report for 2004. Compared with NGAAP, new accounting principles have been implemented in the following areas as a result of the adoption of IFRS:

TAXES

Tax cost consists of tax payable and change in deferred tax. Tax payable is calculated on the basis of taxable income, and change in deferred tax is calculated on the basis of the period's change in temporary differences. Deferred tax in the balance sheet is calculated on the basis of temporary differences between accounting values and tax values and losses carried forward at period end.

Tax-reducing temporary differences and loss carried forward will be netted against tax-increasing temporary differences where such netting is possible. Deferred tax is presented at nominal value.

The tax cost for the period is calculated on the basis of the best estimate for the average annual tax rate.

PENSIONS

As under NGAAP, net pension cost for the period under IFRS is included in payroll costs and consists of the present value of pensions earned in the period, interest costs for the pension obligations, anticipated returns on pension scheme funds, the effect included in the profit and loss account for changes in estimates and pension plans, the change included in the profit and loss account for the difference between actual and anticipated returns, and accrued payroll tax.

The effect of changes in estimates and pension plans and the difference between actual and anticipated returns are spread forward over the average remaining service life of employees when the calculated effect exceeds 10 per cent of whichever is higher of pension scheme funds or pension obligations. This is evaluated separately for each pension scheme.

SHARE-BASED PAYMENTS

Norske Skog has an option programme which involves cash settlement if the options are exercised. The value of the options is recognised in the profit and loss account at the date when the options are issued. From the date of issue to the date when the options are exercised, changes in the value of the options are recognised in the profit and loss account as they occur.

GOODWILL

Goodwill is not amortised periodically under IFRS. It will be evaluated for impairment at least annually.

ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

Balance sheet items in foreign currencies which are hedged against fluctuations in exchange rates are valued at the rates prevailing on the closing date. Balance sheet items in foreign currencies which hedge each other are valued at the rates prevailing on the closing date. Gains and losses from exchange rate differences on debt in foreign currencies which hedge the value of independent subsidiaries in foreign currencies are recognised directly in the group's equity together with the exchange rate differences from the translation of the independent subsidiaries in foreign currencies. Gains and losses from exchange rate differences on current balance sheet items are recognised directly in operating earnings. Gains and losses from exchange rate differences on other balance sheet items are classified as financial items.

Goodwill arising from acquisitions of foreign entities is treated as a group asset when it relates to global synergies, and is reported at the exchange rate prevailing on the date of acquisition. Other goodwill is reported as part of the foreign entity's balance sheet and translated at the exchange rate prevailing on the balance sheet date.

Financial instruments in foreign currencies are valued at fair value.

All forward contracts and foreign currency options relate to hedging net investments in foreign entities, hedging future cash flow in foreign currencies or trade. Financial instruments used to hedge future cash flow in foreign currencies are not considered to qualify as hedge accounting for accounting purposes, and gains and losses are classified as financial items in the profit and loss account as they occur.

FINANCIAL INSTRUMENTS

Financial instruments are valued at fair value.

The different types of financial instruments used for hedging interest rate risk are valued at fair value. The underlying hedging objects are also valued at fair value as a result of fair value hedging. In cases of interrupted hedging, the hedging result is amortised over the remaining time to maturity for the hedging instrument. In cases where transactions are treated as hedging deals, the income and costs are recognised and classified in the same way as the underlying balance sheet items.

SHARES, BONDS AND CERTIFICATES

Shares, bonds and certificates classified as current assets are recognised at market value.

BIOLOGICAL ASSETS

Biological assets are recognised at fair value.

The Norske Skog share

Key figures

	January-December 2005						At 30.01.06	
	03.01.05	31.12.05	High	Low	Earnings per share	Booked equity per share	Share price	Market value NOK mill
NOK	**121,24**	**107,25**	**124,86**	**86,50**	**6,13**	**116,30**	**109,50**	**20 799**

IFRS

RECONCILIATION OF PROFIT AND LOSS ACCOUNT FOR THE FOUTH QUARTER OF 2004 UNDER NGAAP AGAINST PROFIT AND LOSS ACCOUNT FOR THE FOURTH QUARTER OF 2004 UNDER IFRS

NOK million	Profit and loss Q4 2004 NGAAP	Effect of transition to IFRS	Profit and loss Q4 2004 IFRS
Operating revenue	6 608	-	6 608
Distribution costs	(576)	-	(576)
Other operating expenses	(4 991)	-	(4 991)
Provision for restructuring costs	-	-	-
Gross operating earnings	1 041		1 041
Depreciation and amortisation [1]	(795)	69	(726)
Impairments	57	-	57
Operating earnings	303		372
Earnings/(loss) from affiliated companies [2]	54	(24)	30
Financial items [2]	7	(89)	(82)
Other items	-	-	-
Earnings/(loss) before taxation	364		320
Taxation [3]	324	(95)	229
Net earnings/(loss)	688		549
The minority's share of net earnings/(loss)	4	-	4
The majority's share of net earnings/(loss)	684		545

[1] Goodwill is not amortised under IFRS. Goodwill amortisation under NGAAP amounted to NOK 69 million for Q4 2004.

[2] Under NGAAP, deferred tax on some acquisitions has been presented at net present value. Under IFRS, all deferred tax is presented at nominal value. The effect on the Q4 2004 profit and loss account of restating the deferred tax from net present value to nominal value was a negative NOK 24 million on earnings from affiliated companies and a negative NOK 89 million on other financial items.

[3] Effect on the tax cost for Q4 2004 of eliminating goodwill amortisation under IFRS, and reversal of tax provisions accounted for in the IFRS opening balance as of 01.01.2004.

RECONCILIATION OF PROFIT AND LOSS ACCOUNT FOR 2004 UNDER NGAAP AGAINST PROFIT AND LOSS ACCOUNT FOR 2004 UNDER IFRS

NOK million	Profit and loss 2004 NGAAP	Effect of transition to IFRS	Profit and loss 2004 IFRS
Operating revenue	25 302	-	25 302
Distribution costs	(2 294)	-	(2 294)
Other operating expenses	(18 705)	-	(18 705)
Provision for restructuring costs	(63)	-	(63)
Gross operating earnings	4 240		4 240
Depreciation and amortisation [1]	(3 373)	280	(3 093)
Impairments	(110)	-	(110)
Operating earnings	757		1 037
Earnings/(loss) from affiliated companies [2]	(41)	(3)	(44)
Financial items [2]	(718)	(65)	(783)
Other items [3]	142	(142)	-
Earnings/(loss) before taxation	140		210
Taxation [4]	523	(104)	419
Net earnings/(loss)	663		629
The minority's share of net earnings/(loss)	8	-	8
The majority's share of net earnings/(loss)	655		621

[1] Goodwill is not amortised under IFRS. Goodwill amortisation under NGAAP amounted to NOK 280 million for 2004.

[2] Under NGAAP, deferred tax on some acquisitions has been presented at net present value. Under IFRS, all deferred tax is presented at nominal value. The effect on the profit and loss account for 2004 of restating the deferred tax from net present value to nominal value was a negative NOK 3 million on earnings from affiliated companies and a negative NOK 65 million on other financial items.

[3] The gain from the sale of the forests in mid-Norway was recognised in the profit and loss account for Q2 2004 under NGAAP. In the IFRS opening balance, biological assets are recognised at market value. With the market value recognised in the opening balance, the sale of the forests gave no profit and loss effect in 2004 under IFRS.

[4] Effect on the tax cost for 2004 of eliminating goodwill amortisation under IFRS, and reversal of tax provisions accounted for in the IFRS opening balance as of 01.01.2004.

RECONCILIATION OF BALANCE SHEET AND SHAREHOLDERS' EQUITY AT 31.12.04 UNDER NGAAP AGAINST BALANCE SHEET AND EQUITY AT 31.12.04 UNDER IFRS

NOK million	Balance sheet 31.12.04 NGAAP	Effect of transition to IFRS	Balance sheet 31.12.04 IFRS
ASSETS			
Intangible fixed assets [1]	4 382	363	4 745
Biological assets [2]	215	37	252
Operational fixed assets [3]	29 779	(26)	29 753
Investments in affiliated companies [4]	2 094	(236)	1 858
Deferred tax asset [5]	-	58	58
Other long-term receivables	391	-	391
Total fixed assets	36 861		37 057
Inventory	2 299	-	2 299
Receivables	4 050	-	4 050
Current investments	470	-	470
Cash and cash equivalents	419	-	419
Total current assets	7 238		7 238
Total assets	44 099		44 295
EQUITY			
Equity [8]	18 708	301	19 009
Minority interests	186	-	186
Total equity	18 894		19 195
LIABILITIES			
Deferred tax [6]	1 865	554	2 419
Interest-bearing long-term debt	17 291	-	17 291
Interest-free long-term liabilities [7]	896	136	1 032
Total long-term liabilities	20 052		20 742
Interest-bearing current debt	469	-	469
Tax liabilities	31	-	31
Trade and other payables	4 653	(795)	3 858
Total current liabilities	5 153		4 358
Total liabilities	25 205		25 100
Total liabilities and shareholders' equity	44 099		44 295

[1] Reversal of goodwill amortisation by NOK 280 million and reversal of negative goodwill of NOK 83 millions.
[2] Biological assets adjusted to fair value. Increases the value of biological assets by NOK 37 million.
[3] Adjustment of the value of selected items of property, plant and equipment to fair value. Decreases the value of operational fixed assets by NOK 26 million.
[4] Revaluation of deferred tax from net present value to nominal value. Decreases the value of investments in affiliated companies by NOK 236 million.
[5] Deferred tax asset netted against deferred tax liabilities under NGAAP which cannot be netted under IFRS amounts to NOK 58 million.
[6] Effects on deferred tax include the following:

Revaluation from net present value to nominal value	620
Tax effects from pensions	26
Deferred tax assets which can no longer be netted	58
Tax effects from reversal of negative goodwill	23
Tax effects from environmental provisions	(75)
Reversal of tax effects from goodwill amortisation	(98)
Total	554

[7] The effect on interest-free long-term liabilities consists of a negative NOK 21 million from reversal of the equalisation reserve in Norske Skog Insurance, a negative NOK 93 million from resetting the corridor for defined benefit plans, and NOK 250 million in provision for environmental clean-up.
[8] The net negative effect on shareholders' equity from the above changes amounts to NOK 301 million.

For further information on the effects of implementing IFRS, please refer to the annual report for 2004 and the press releases of 3 February 2005 and 19 April 2005.

Return:
Norske Skogindustrier ASA

Oksenøyveien 80
P O Box 329, NO-1326 Lysaker, Norway
Phone: +47 67 59 90 00
Fax: +47 67 59 91 81

www.norskeskog.com

B Economique
NORGE P.P.

Norske Skog has for the second time earned "Best in Class" status for its leading environmental and social performance and therefore qualifies for investment in Storebrand's Social Responsible Investment(SRI) mandates.

BEST IN CLASS
environmental and
social performance
STOREBRAND SRI

Storebrand's Socially Responsible Investment team performs periodic analyses of companies listed in the Morgan Stanley Capital International World Index. These analyses cover environmental and social responsibility performance.

Those companies ranking among the top 30 of Storebrand's SRI assessment earn the Storebrand Best in Class qualification.

Design and print:
Vestfjorden Grafisk AS

Photos:
Front page: Oscar Malpica
Photo of Oksum: Frode Johansen

Front cover:
From the celebration of chinese new year and the launch of Norske Skogs aquisition of Pan Asia Paper Company, 3. january at Heibei.

B.5

NORSKE SKOG 2006

Q1 report


SPORTS

Restructuring in Australasia

Tough measures for improving profitability

Norske Skog

Tough action to boost profits

Profitability in Norske Skog needs to be sharply improved. Far-reaching changes are required. We know where the problems are and what must be done. The goal is an 11% return on capital employed, compared with 2.8% in 2005.

The board wants even more aggressive action to strengthen profits. This means that the pace of restructuring has to increase.

Full attention will be devoted to three areas in particular:

- old and unprofitable capacity must be shut down
- the company must focus on regions with market growth for newsprint and magazine paper
- the production units must be world class for costs, either through proximity to the market or through a location in regions with special cost advantages for paper production.

We must also be much tougher in our efforts to secure synergies and to take advantage of our size and concentration on publication paper. These conditions give us opportunities to standardise work processes and share experience and knowledge across regions and national boundaries. We will now put all our weight behind work on global standardisation.

If we are going to maintain our position as a world leader in the paper industry, we must make money. We need the financial muscle to give our owners a sensible return and to implement the necessary restructuring. This will be our big job in the time to come.



Lars Wilhelm Grøholt
Chair

Sale of Forestia AS

Agreement was reached in January with Byggma ASA on the sale of the shares in Forestia, a wholly-owned Norske Skog subsidiary. This company is the leading Nordic manufacturer of fibreboards for the building and furniture industries and also produces girders for construction purposes. With 270 employees at three Norwegian plants, Forestia has an annual turnover of roughly NOK 600 million.

Nordic Paper holding sold

Norske Skog and M Peterson & Son A/S have sold the Nordic Paper company, which they owned 45 and 55 % respectively. The buyer was a group comprising of two senior Nordic Paper executives plus external investors.

Established in October 2001, the company is the world's largest manufacturer of greaseproof paper. With 400 employees at two mills in Norway and one in Sweden, its 2005 turnover was NOK 825 million.

Norske Skog AGM

The annual general meeting of Norske Skog was held on 20 April 2006.
In addition to approving the annual accounts and directors' report for Norske Skogindustrier ASA and the group, the AGM adopted the board's proposal to pay a dividend of NOK 5.50 per share.

Gisèle Marchand and Halvor Bjørken were re-elected by the corporate assembly as shareholder-elected directors. Trond Andersen was elected as a new worker director by the employees. The board has nine permanent members.

Since Ivar Korsbakken wished to resign as chair of the corporate assembly after one year of his two-year term of office, Helge Evju was elected as a new shareholder-elected member for one year. Birgitta Rødstøl Næss and Tom Ruud were elected for two years. Emil Aubert, Ole H Bakke, Christian Ramberg and Halvard Sæther were re-elected. Kjersti Narum was elected as a new alternate member.

The AGM authorised the board to buy back the company's own shares up to ceiling of 10 % of the outstanding stock at any given time. This replaces an earlier authority and will remain in force until the AGM in 2007.

Norske Skog's corporate assembly after the 2006 AGM
Members elected by shareholders
Idar Kreutzer, chair
Helge Evju
Emil Aubert
Ole H. Bakke
Christian Ramberg
Birgitta Rødstøl Næss
Halvard Sæther
Svein Aaser
Kirsten C. Ideboen
Tom Ruud
Turid Fluge Svenneby
Ann Kristin Brautaset

Members elected by the employees
Randi Nessemo, Skogn
Harald Bjerge, Saugbrugs
Magnus Straume, Union
Eigil Fredriksen, Union
Roy Helgerud, Follum
Ove Magne Anseth, Braskereidfoss

New appointment in investor relations



Thomas Tronsgaard (47), currently head of corporate insurance in Norske Skog, has been appointed director of investor relations from 1 July, reporting to Jarle Langfjæran. He holds a Master of Business Economics and joined Norske Skog in 2001. Tronsgaard has more than 20 years of experiance in the international insurance and reinsurance business.

Australasia:

Restructuring on schedule

"The Australasian restructuring project is a significant investment in the future of Norske Skog in this region," says Rob Lord, executive vice president Australasia. "Employees at the three mills have shown enormous commitment throughout the work."



Cooperation and support between the mills has allowed the project to progress successfully, Lord adds. "I'm now looking forward to completing the restructuring by August and seeing the financial benefits for the company moving forward."

The project involves the following elements:

- increases in the speed and output of the Norske Skog Albury machine to more than 1 500 metres per minute and 265,000 tonnes of newsprint respectively
- increases in the speed and output of the number 2 and 3 machines at Norske Skog Tasman to 1 125 mpm and a combined 317 000 tonnes of newsprint respectively.

As a result of these upgrades, PM 1 at Norske Skog Tasman will be shut down on 31 July.

Norske Skog is thereby replacing production from this machine with increased output by the remaining machines at Norske Skog Tasman and PM 1 at Norske Skog Albury. That reduces overheads, transport costs and some variable operating expenses.

The total cost of the Norske Skog Albury project is NOK 650 million, while the Norske Skog Tasman development has a NOK 120 million price tag.

NORSKE SKOG TASMAN

PM3 at Norske Skog Tasman in New Zealand was rebuilt in late June/early July 2005, and started up on 18 July that year. This machine has already reached speeds of 1 150 mpm following the rebuild. Work is now progressing on enhancing efficiency and reducing dry paper losses.

The mill's PM2 will be rebuilt along similar lines in June 2006.

NORSKE SKOG ALBURY

PM1 at Norske Skog Albury was shut down on 15 February for rebuilding. In addition to major rebuilds on the machine itself, a second winder has been installed, capacity in the thermomechanical pulp plant has been expanded and waste water treatment facilities are upgraded.

The machine was restarted on 23 March 2006. Following some initial technical difficulties with the calendar stack, it was quickly taken up to 1 500 mpm and above the start-up curve. Work is now focused on stabilising operations and enhancing efficiency. April production to expected to be at target levels.

Report for the first quarter of 2006

- Gross operating earnings before special items: NOK 1 034 million (Q4 05: NOK 925 million); net operating earnings before special items: NOK 167 million (Q4 05: NOK 97 million)
- Good demand in Europe and price increases for newsprint
- Weak first quarter in Asia, primarily because of the balance between supply and demand in China
- Rebuild shut-downs contributed to a weak result for the Australasian region
- Continued increase in energy costs
- The board has announced a speed up of the restructuring of the company to improve profitability

KEY FIGURES, GROUP – IFRS:

		Q1/06	Q4/05	Q1/05	2005
Operating revenues	NOK mill	7 144	7 107	5 761	25 726
Gross op earnings	NOK mill	1 039	813	1 016	3 950
Gross operating margin	%	14.5	11.4	17.6	15.4
Net op earnings/(loss)	NOK mill	172	(194)	249	630
Net operating margin	%	2.4	(2.7)	4.3	2.4
Pre-tax earnings/(loss)	NOK mill	194	(1 127)	(85)	(1 004)
Net earnings/(loss)	NOK mill	213	(997)	(42)	(854)
Earnings per share	NOK	1.13	(5.75)	(0.32)	(5.98)
Cash flow	NOK mill	251	1 027	524	3 061
Cash flow per share	NOK	1.35	5.92	3.94	21.42
Return on capital employed	%	1.6	2.4	2.9	2.8
Deliveries	1 000 t	1 481	1 473	1 234	5 437
Production	1 000 t	1 503	1 428	1 338	5 503

FACTORS THAT INFLUENCE THE COMPARISON WITH RESULTS FOR PREVIOUS QUARTERS

In the first quarter of 2006 Norske Skog sold its shares in the partly-owned Canadian company Catalyst Paper, and a loss of NOK 729 million was recognised under affiliated companies in the accounts for the fourth quarter of 2005. The wholly-owned Forestia subsidiary was also sold, with a small negative effect on the fourth-quarter results.

In addition, Norske Skog reached agreement on the sale of its shares in the partly-owned company Nordic Paper. This yielded a minor gain which has been included in the first-quarter results under affiliated companies.

Norske Skog Pan Asia has been treated as a wholly-owned region from 18 November 2005, while it was previously recognised in the financial statements through 50% consolidation. The Asian business was also affected by the start-up of the new newsprint mill in Hebei during the second quarter of 2005.

A provision of NOK 270 million was made in the fourth quarter of 2005 in connection with the shut-down of Norske Skog Union, and its fixed assets were written down by NOK 155 million.

COMPARISON BETWEEN Q1 2006 AND Q4 2005

Comparable net operating earnings (before IFRS-related value adjustments, provisions and impairment) were up by NOK 70 million from 2005. This improvement derived primarily from the newsprint business in Europe, where price increases had a positive effect. Results in Australasia were significantly weaker because of a conversion shut-down at Norske Skog Albury, reduced production at Norske Skog Tasman, and persistently high energy prices. Comparable energy costs for the group as a whole rose by roughly NOK 50 million.

COMPARISON BETWEEN Q1 2006 AND Q1 2005

Comparable net operating earnings declined by NOK 117 million. In this perspective, comparable energy costs rose by about NOK 280 million. Despite this increase, results improved for a number of the regions. However, Australasia's performance was much weaker.

FINANCIAL ITEMS (NOK MILL)

	Q1/06	Q4/05	Q1/05	2005
Net interest exp	(254)	(187)	(173)	(733)
Interest hedging	30	24	18	24
Gain/(loss) currency	86	(16)	(128)	(77)
Other financial items	(23)	(49)	(12)	(97)
Total financial items	**(161)**	**(228)**	**(295)**	**(883)**

The increase in interest expenses relates primarily to higher debt during the quarter due to the full consolidation of PanAsia's debt plus a slight rise in interest rates. Average net interest-bearing debt was NOK 1.4 billion higher in the first quarter than in the fourth quarter of last year.

AFFILIATED COMPANIES

The total of NOK 183 million includes NOK 11 million for Norske Skog's share of net earnings in Malaysian Newsprint Industries and NOK 30 million in gain on the sale of the Nordic Paper shares. An income of NOK 146 million is included as the share of the group's equity which can be attributed to the accumulated exchange rate differences in the former affiliated company Catalyst Paper. When disposing of a foreign group company, IFRS rules require that a positive accumulated exchange rate difference must be recognised as income in the profit and loss account and as a reduction in equity. Total equity is not affected, since net earnings for the quarter are taken to equity.

TAX

The earnings effect from affiliated companies has no significance for tax, which is a positive NOK 12 million for the first quarter.

NET EARNINGS

Net earnings after tax and minority interests for the first quarter came to NOK 213 million. Excluding the recognition of the IFRS-related exchange rate differences from Catalyst Paper, this figure becomes NOK 67 million.

Cash flow

Cash flow from operations totalled NOK 251 million in the first quarter. This low figure primarily reflects provisions in Australasia and one-off effects for short-term interest-free debt in Asia.

Balance sheet

Assets totalled NOK 49.4 billion at 31 March, a reduction of NOK 2.7 billion from 31 December. This decline primarily reflects the disposal of the Catalyst Paper shares, the deconsolidation of Forestia and a strengthening of the Norwegian krone to 31 March. This currency effect reduced the value of fixed assets outside Norway. Investment taken to the balance sheet totalled NOK 333 million in the first quarter.

Net interest-bearing debt was NOK 17.5 billion at 31 March, down by NOK 1.5 billion from 31 December 2005. This primarily reflects settlements for the shares in Catalyst Paper and other companies. The average maturity of long-term debt at 31 March was 5.9 years, and liquidity – including undrawn lines of credit – was NOK 7 billion. Gearing – net interest-bearing debt divided by equity – was 0.81 at 31 March.

Moody's rating agency announced in April that Norske Skog's credit rating had been reduced from Baa3 to Ba1. This has no consequences for interest rates on existing debt.

Just over NOK 600 million of the change in equity during the quarter is attributable to conversion differences when consolidating foreign companies. This amount also embraces conversion differences recognised in the profit and loss account from Catalyst Paper, as reported above.

The annual general meeting on 20 April resolved to pay a dividend of NOK 5.50 per share. Totalling just over NOK 1 billion, this payment will be made on 3 May.

Organisation

The board of Norske Skog and chief executive Jan Oksum reached agreement in March that Oksum would resign from his post with immediate effect. Senior vice president Vidar Lerstad was appointed acting chief executive, and board chair Lars Wilhelm Grøholt has subsequently served as working chair. The board is in the process of searching for a new president and CEO.

Group electricity contracts in Norway

The Norwegian Ministry of Petroleum and Energy has announced that Norske Skog can retain the electricity supply contracts with Statkraft which related to Norske Skog Union. Since the closure of this mill, these contracts have been converted to group contracts so that an annual amount of 335 GWh can be used at Norske Skog's other Norwegian mills. They expire at the end of 2010.

Health and safety

The lost-time injury frequency per million working hours was 1.4 for the 12 months from 1 April 2005 to 31 March 2006.

Closure of Norske Skog Union

Paper production at Norske Skog Union ceased as planned in the first quarter. The Klosterøya – New Opportunities project to create new activity on the site is progressing on schedule, and a main report is due to be completed in June. The Unicorn engineering company has become the first enterprise to move into the site.

By mid-April about 250 of the 380 Norske Skog Union employees had found new work.

Share developments

The foreign shareholding at 31 March 2006 was 57.2%, a marginal increase from 31 December. A total of 74 million Norske Skog shares were traded in the first quarter, representing a turnover rate of 1.56 on an annual basis.

A total of 815 people purchased 189 210 shares in this year's share sale to employees. Participation and the number of shares purchased were somewhat lower than in previous years. At present the scheme does not include employees at the Asian mills.

In addition to the general share sale, 23 665 shares were sold in partial settlement of bonus schemes for senior executives in Norske Skog. These shares must be held for three years. Following these transactions, Norske Skog held 633 656 of its own shares.

Operations and market

Production and deliveries from Norske Skog's mills totalled about 1.5 million tonnes for the first quarter. Excluding Norske Skog PanAsia operations to achieve comparability, deliveries show normal seasonal variation compared with the fourth quarter of last year and a 3% increase from the first quarter of 2005. Comparable production volumes were lower than in 2005, primarily because of conversion shut-downs in Australasia.

EUROPE – NEWSPRINT

KEY FIGURES:

		Q1/06	Q4/05	Q1/05	2005
Op revenues	NOK mill	2 272	2 186	2 092	8 594
Gross op earn	NOK mill	421	309	364	1 321
Net op earn	NOK mill	148	37	102	274
Gross op margin	%	18.5	14.1	17.4	15.4
Deliveries	1 000 t	550	568	535	2 235
Production	1 000 t	556	529	561	2 228
Production/capacity	%	96	87	92	92

The price increases implemented in Europe have led to better results in the region. Measured in Norwegian kroner, the average price achieved was up by 7.4% from the fourth quarter. A total of 30 000 tonnes were produced at Norske Skog Union before its closure. This is roughly half the volume in earlier quarters. Nevertheless, overall production was similar to the first quarter of last year.

European demand for standard and improved newsprint was 3.5% higher in the first quarter than in the same period of 2005. This increase must be seen to some extent in relation to weak demand at the beginning of last year. The increase in demand was 15% in the Eastern European countries. North American exports of newsprint to Europe halved by comparison with the same period of last year.

EUROPE – MAGAZINE PAPER

KEY FIGURES:

		Q1/06	Q4/05	Q1/05	2005
Op revenues	NOK mill	1 674	1 776	1 510	6 884
Gross op earn	NOK mill	254	220	275	1 089
Net op earn	NOK mill	86	93	99	446
Gross op margin	%	15.2	12.4	18.2	15.8
Deliveries	1 000 t	310	334	284	1 300
Production	1 000 t	324	325	328	1 330
Production/capacity	%	95	93	94	95

Prices for magazine paper in Europe increased only marginally in the first quarter, and results were unsatisfactory.

European demand for magazine paper rose by 6% compared with the first quarter of last year. The increase was greatest for uncoated (SC) magazine paper.

SOUTH AMERICA

KEY FIGURES:

		Q1/06	Q4/05	Q1/05	2005
Op revenues	NOK mill	339	339	271	1 230
Gross op earn	NOK mill	89	43	75	269
Net op earn	NOK mill	42	-5	29	79
Gross op margin	%	26.3	12.7	27.7	21.9
Deliveries	1 000 t	70	76	69	286
Production	1 000 t	72	74	72	290
Production/capacity	%	93	95	93	94

[1] Only from mills in the region.

Results for the region in the first quarter were satisfactory, primarily because of price increases. A provision of NOK 50 million made in the fourth quarter of 2005 for a dispute over grid tariffs in Brazil remains in the accounts.

Demand for standard newsprint in the first quarter was more than 10% higher than in the same period of 2005, but this increase is thought to be partly due to a build-up of customer stocks. Newspapers with lower cover prices have been launched in Brazil, the largest market, and advertising statistics in this country are showing good progress. Thanks to the positive market, prices are on a par with the USA.

AUSTRALASIA

KEY FIGURES:

		Q1/06	Q4/05	Q1/05	2005[1]
Op revenues	NOK mill	887	1 019	919	4 022
Gross op earn	NOK mill	66	164	229	804
Net op earn	NOK mill	(105)	(39)	48	70
Gross op margin	%	7.4	16.1	24.9	20.0
Deliveries	1 000 t	187	214	198	853
Production	1 000 t	181	226	221	876
Production/capacity	%	80	100	98	97

Results for the region were very weak in the first quarter because of lower production and persistently high electricity prices in New Zealand. Norske Skog Albury in Australia was shut down during the quarter for conversion work. Production at Norske Skog Tasman was also lower than in earlier quarters, partly because of preparations for a conversion shut-down in the second quarter. The restructuring project in the region, due to be completed during the summer, will reduce both distribution and payroll costs.

Demand for standard and improved newsprint in the region was 6.6% lower than in the first quarter of 2006. This partly reflects a reduction in available volume from Norske Skog Albury.

ASIA (NORSKE SKOG PANASIA)

KEY FIGURES:

		Q1/06	Q4/05	Q1/05	2005
Op revenues	NOK mill	1 538	1 107	561	2 962
Gross op earn	NOK mill	242	170	101	522
Net op earn	NOK mill	50	23	27	149
Gross op margin	%	15.7	15.4	18.0	17.6
Deliveries	1 000 t	364	281	148	763
Production	1 000 t	370	274	156	779

When making comparisons with 2005, it must be remembered that PanAsia was consolidated 50% until mid-November. The new mill in China's Hebei province also came on line in July and has been depreciated since September.

Results for the region were weak. The contribution margin for exports from Korea remained low, and prices have fallen more sharply than expected in China after a big increase in supply from the start-up of new production capacity in Shandong province at the end of 2005. For the same reason, capacity utilisation at the Hebei mill is relatively low.

Overall demand in Asia was 3% per cent lower in the first quarter than in the same period of last year, primarily because of a sharp reduction in customer stocks in China. Demand in India rose by almost 10%, and Korea also experienced a small improvement. Chinese demand is expected to increase for 2006 as a whole, and March by itself showed a rise of 4% from the same month last year. In the long term, China remains the world's most interesting growth market.

Lysaker, 2 May 2006
The board of directors of Norske Skogindustrier ASA

Profit and loss account

NOK million	Jan-Mar 06	Jan-Mar 05	2005
Operating revenue	7 144	5 761	25 726
Distribution costs	(648)	(539)	(2 349)
Other operating expenses	(5 462)	(4 182)	(19 432)
Other gains and losses	5	(24)	275
Provision for restructuring costs	-	-	(270)
Gross operating earnings	1 039	1 016	3 950
Depreciation and amortisation	(867)	(756)	(3 072)
Impairments	-	(11)	(248)
Operating earnings	172	249	630
Earnings/(loss) from affiliated companies [1]	183	(39)	(751)
Financial items	(161)	(295)	(883)
Earnings/(loss) before taxation	194	(85)	(1 004)
Taxation	12	47	156
Net earnings/(loss)	206	(38)	(848)
The minority's share of net earnings/(loss)	(7)	4	6
The majority's share of net earnings/(loss)	213	(42)	(854)
Earnings per share	1.13	(0.32)	(5.98)
Earnings per share fully diluted	1.13	(0.32)	(5.98)

[1] Earnings/(loss) from affiliated companies are included after taxation.

Cash flow statement

NOK million	Jan-Mar 06	Jan-Mar 05	2005
Cash flow from operating activities			
Cash generated from operations	7 096	5 948	25 877
Cash used in operations	(6 575)	(5 269)	(21 906)
Cash from net financial items	(231)	(132)	(845)
Taxes paid	(39)	(23)	(65)
Net cash flow from operating activities	251	524	3 061
Cash flow from investing activities			
Investments in operational fixed assets	(333)	(450)	(2 230)
Sales of operational fixed assets	-	-	21
Net cash from sold shares in other companies	1 213	-	100
Net cash used on acquisitions of shares in other companies	-	-	(3 905)
Taxes paid	-	-	-
Net cash flow from investing activities	880	(450)	(6 014)
Cash flow from financing activities			
Net change in long-term liabilities	(1 004)	(717)	(348)
Net change in current liabilities	68	580	257
Dividend paid [1]	-	-	(807)
New equity [2]	-	-	3 840
Net cash flow from financing activities	(936)	(137)	2 942
Translation difference	4	13	24
Total change in liquid assets	199	(50)	13

[1] The amount in 2005 includes dividend paid to minority shareholders in PanAsia.
[2] The amount is related to the acquisition of the remaining 50 % of the shares in PanAsia Paper Company

Balance sheet

NOK million	31.03.06	31.03.05	31.12.05
ASSETS			
Intangible fixed assets	4 843	4 791	4 837
Biological assets	182	265	191
Operational fixed assets	34 363	30 086	35 799
Investments in affiliated companies	314	1 883	1 415
Deferred tax asset	293	118	324
Other long-term receivables	508	678	670
Derivatives	238	416	504
Total non-current assets	40 741	38 237	43 740
Inventory	2 894	2 724	2 860
Receivables	4 210	3 336	4 253
Financial assets at fair value through profit or loss	702	454	450
Cash and cash equivalents	399	385	452
Derivatives	407	85	278
Total current assets	8 612	6 984	8 293
Total assets	49 353	45 221	52 033
EQUITY			
Equity	21 561	19 517	21 966
Minority interests	690	192	713
Total equity	22 251	19 709	22 679
LIABILITIES			
Deferred tax	2 626	2 408	2 776
Interest-bearing long-term debt	17 771	17 000	17 525
Non interest-bearing long-term liabilities	1 212	1 040	1 247
Derivatives	241	180	152
Total non-current liabilities	21 850	20 628	21 700
Interest-bearing current debt	865	1 033	2 587
Tax liabilities	155	59	140
Trade and other payables	4 006	3 626	4 668
Derivatives	226	166	259
Total current liabilities	5 252	4 884	7 654
Total liabilities	27 102	25 512	29 354
Total liabilities and shareholders' equity	49 353	45 221	52 033

Financial key figures

	Definitions	Jan-Mar 06	Jan-Mar 05	2005
Net operating margin	1	2.4	4.3	2.4
Gross operating margin	2	14.5	17.6	15.4
Return on capital employed		1.6	2.9	2.8
Equity ratio %	3	45.1	43.6	43.6
Equity ratio excl minority interests %	4	43.7	43.2	42.2
Net interest-bearing debt	5	17 515	17 194	19 063
Net interest-bearing debt/equity		0.79	0.87	0.84
Net interest-bearing debt/equity excl minority interests		0.81	0.88	0.87
Earnings per share after taxes	6	1.13	(0.32)	(5.98)
Earning per share - fully diluted		1.13	(0.32)	(5.98)
Cash flow per share after taxes	7	1.35	3.94	21.42
Cash flow per share - fully diluted		1.35	3.94	21.42

Definitions:
1 : Net operating margin = operating earnings/operating revenue
2 : Gross operating margin = gross operating earnings/operating revenue
3 : Equity ratio = shareholders' equity/total assets
4 : Equity ratio excl minority interests = (shareholders' equity - minority interests)/total assets
5 : Net interest bearing debt = interest bearing debt - cash and cash equivalents - current investments - interest rate swaps fair value hedge
6 : Earnings per share after taxation = net earnings/average number of shares
7 : Cash flow per share after taxes = net cash flow from operating activities/average number of shares

Revenue and profit by area

OPERATING REVENUE

NOK million	**Jan-Mar 06**	**Jan-Mar 05**	**2005**
Europe			
Newsprint	2 272	2 092	8 594
Magazine paper	1 674	1 510	6 884
Total Europe	3 946	3 602	15 478
South America			
Newsprint	339	271	1 230
Australasia			
Newsprint	887	919	4 022
Asia			
Newsprint	1 538	561	2 962
Other activities			
Other industry in Norway	107	145	586
Other revenues	432	399	1 840
Total other activities	539	544	2 426
Staff/eliminations	(105)	(136)	(392)
Total group	7 144	5 761	25 726

GROSS OPERATING EARNINGS

NOK million	**Jan-Mar 06**	**Jan-Mar 05**	**2005**
Europe			
Newsprint	421	364	1 321
Magazine paper	254	275	1 089
Total Europe	675	639	2 410
South America			
Newsprint	89	75	269
Australasia			
Newsprint	66	229	804
Asia			
Newsprint	242	101	522
Other activities			
Other industry in Norway	11	16	65
Other revenues	-	-	-
Total other activities	11	16	65
Staff/eliminations	(49)	(20)	(114)
Gain on power trading and energy hedging	5	(24)	264
Restructuring costs	-	-	(270)
Total group	1 039	1 016	3 950

OPERATING EARNINGS

NOK million	**Jan-Mar 06**	**Jan-Mar 05**	**2005**
Europe			
Newsprint	148	102	274
Magazine paper	86	99	446
Total Europe	234	201	720
South America			
Newsprint	42	29	79
Australasia			
Newsprint	(105)	48	70
Asia			
Newsprint	50	27	149
Other activities			
Other industry in Norway	6	8	33
Other revenues	-	-	-
Total other activities	6	8	33
Staff/eliminations	(60)	(29)	(167)
Gain on power trading and energy hedging	5	(24)	264
Impairments	-	(11)	(248)
Restructuring costs	-	-	(270)
Total group	172	249	630

PRODUCTION BY PRODUCT/AREA

1 000 tonnes	Jan-Mar 06	Jan-Mar 05	2005
Europe			
Newsprint	556	561	2 228
Magazine paper	324	328	1 330
South America			
Newsprint	72	72	290
Australasia			
Newsprint	181	221	876
Asia			
Newsprint	370	156	779
Norske Skog total			
Total newsprint	1 179	1 010	4 173
Total magazine paper	324	328	1 330
Total publication paper	1 503	1 338	5 503

DELIVERIES BY PRODUCT/AREA

1 000 tonnes	Jan-Mar 06	Jan-Mar 05	2005
Europe			
Newsprint	550	535	2 235
Magazine paper	310	284	1 300
South America			
Newsprint	70	69	286
Australasia			
Newsprint	187	198	853
Asia			
Newsprint	364	148	763
Norske Skog total			
Total newsprint	1 171	950	4 137
Total magazine paper	310	284	1 300
Total publication paper	1 481	1 234	5 437

EBITDA / EBIT

These tables show gross and net operating earnings under IFRS, adjusted for impairments, changes in the value of power contracts, and restructuring costs (- equals gain, + equals loss).

NOK million	Q1/06	Q4/05	Q1/05	2005
Gross op earnings, IFRS	**1 039**	**813**	**1 016**	**3 950**
Reversals:				
Prov. for energy cost	-	+50	-	+50
Value changes power contracts	-5	-208	+24	-264
Restructuring costs	-	+270	-	-270
Gross op earnings, adjusted	**1 034**	**925**	**1 040**	**4 006**
Gross op margin, adjusted %	14.5	13.0	18.1	15.6

NOK million	Q1/06	Q4/05	Q1/05	2005
Net op earnings, IFRS	**172**	**-194**	**249**	**630**
Reversals:				
Prov. for energy cost	-	+50	-	+50
Value changes power contracts	-5	-208	+24	-264
Restructuring costs	-	+270	-	+270
Impairments	-	+179	+11	+248
Net op earnings, adjusted	**167**	**97**	**284**	**934**
Net op margins, adjusted %	2.3	1.4	4.9	3.6

Quarterly comparisons

NOK million	1Q06	4Q05	3Q05	2Q05	1Q05	4Q04	3Q04	2Q04	1Q04
Operating revenue	7 144	7 107	6 425	6 433	5 761	6 608	6 380	6 239	6 075
Restructuring costs	-	(270)	-	-	-	-	-	(63)	-
Gross operating earnings	1 039	813	1 059	1 062	1 016	1 041	1 072	987	1 141
Depreciation and amortisation	867	(828)	(740)	(748)	(756)	(726)	(785)	(779)	(803)
Impairments	-	(179)	-	(58)	(11)	57	-	(167)	-
Operating earnings	172	(194)	319	256	249	372	287	41	338
Earnings/(loss) before taxation	194	(1 127)	177	31	(85)	320	160	(212)	(57)
Majority's share of net earn/(loss)	213	(997)	193	(8)	(42)	545	224	(91)	(57)

QUARTERLY COMPARISONS

NOK million	1Q06	4Q05	3Q05	2Q05	1Q05	4Q04	3Q04	2Q04	1Q04
Operating revenue									
Europe	3 946	3 962	3 990	3 924	3 602	4 107	3 951	3 875	3 672
South America	339	339	320	300	271	315	313	265	253
Australasia	887	1 019	1 028	1 056	919	1 015	1 065	1 046	1 068
Asia	1 538	1 107	658	636	561	650	640	703	610
Other activities	539	780	505	597	544	634	530	486	584
Staff/eliminations	(105)	(100)	(76)	(80)	(136)	(113)	(119)	(136)	(112)
Total operating revenue	7 144	7 107	6 425	6 433	5 761	6 608	6 380	6 239	6 075
Gross operating earnings									
Europe	675	529	663	579	639	582	663	574	642
South America	89	43	77	74	75	114	99	73	61
Australasia	66	164	215	196	229	269	221	302	351
Asia	242	170	119	132	101	109	110	112	112
Other activities	11	25	12	12	16	29	8	9	14
Gain on power trading and energy hedging	5	208	(12)	92	(24)	-	-	-	-
Restructuring costs	-	(270)	-	-	-	-	-	(63)	-
Staff/eliminations	(49)	(56)	(15)	(23)	(20)	(62)	(29)	(20)	(39)
Total gross operating earn	1 039	813	1 059	1 062	1 016	1 041	1 072	987	1 141
Operating earnings									
Europe	234	130	241	148	201	160	200	117	170
South America	42	(5)	29	26	29	63	49	21	9
Australasia	(105)	(39)	39	22	48	99	35	116	156
Asia	50	23	43	56	27	45	39	40	41
Other activities	6	17	4	4	8	21	(1)	(1)	6
Impairments	-	(179)	-	(58)	(11)	57	-	(167)	-
Gain on power trading and energy hedging	5	208	(12)	92	(24)	-	-	-	-
Restructuring costs	-	(270)	-	-	-	-	-	(63)	-
Staff/eliminations	(60)	(79)	(25)	(34)	(29)	(73)	(35)	(22)	(44)
Total operating earnings	172	(194)	319	256	249	372	287	41	338

Change in equity

NOK million	Share capital	Other equity	Retained earnings	Total
Total equity excluding minority interests 1 Jan 2006	1 899	10 410	9 657	21 966
Currency translation adjustments and other	-	-	(618)	(618)
Share issues	-	-	-	-
Change in holding of own shares	-	-	-	-
Dividend paid	-	-	-	-
Net earnings/(loss) for the period	-	-	213	213
Total equity excluding minority interests 31 March 2006	**1 899**	**10 410**	**9 252**	**21 561**

ACCOUNTING PRINCIPLES

The interim financial statements for the first quarter of 2006 are presented in accordance with IAS 34. The interim financial statements, including comparative figures, are based on today's IFRS standards and interpretations.

The accounting principles applied in these interim financial statements are the same as those applied in the financial statements at 31 December 2005 and for the year ending at that date.

ACCOUNTING ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

The group prepares estimates and makes judgements and assumptions about the future. Accounting estimates derived from these will by definition seldom accord fully with the final outcome.

Estimates and the underlying assumptions are reviewed on an ongoing basis. The effects of changes in accounting estimates are recognised in the period in which the estimates are revised. If the change in estimates also has an effect on future periods, these effects are recognised in the period in which the estimates are revised and in the future periods in which the changes in estimates have an effect.

The same judgements and assumptions have been made when applying accounting policies and preparing estimates in preparing these interim financial statements as when preparing the financial statements at 31 December 2005 and for the year ending at that date.

DIVESTMENTS

Norske Skog's investment in Catalyst Paper was sold in mid-February 2006. This investment has been classified as an investment in affiliates. The book value of the investment was written down to the estimated sales price in the annual accounts for 2005. This implies that no gain or loss from the sale will be recognised in the profit and loss account in the interim financial statements for the first quarter of 2006. The line item "Earnings from affiliates" includes a recognition of cumulative exchange rate differences related to the investment in Catalyst Paper which have been recognised directly in equity during the ownership of this investment. According to IAS 21, these cumulative exchange rate differences should be presented in the profit and loss account at the time of the disposal of the investment. These cumulative exchange rate differences amount to NOK 148 million.

Forestia AS was sold in March 2006. A letter of intent was signed with the buyer of Forestia at the time when the annual accounts for 2005 were being prepared. The value of the assets in Forestia was written down to the agreed sales price in the annual accounts for 2005. A loss of NOK 9 million on the sale of Forestia is recognised in these interim financial statements. The total loss related to the sale of Forestia, including the write-down in the annual accounts for 2005, amounts to NOK 33 million.

Norske Skog's investment in Nordic Paper AS was sold in February. This was classified as an investment in affiliates. Norske Skog has recognised a gain of NOK 30 million in the profit and loss account for the first quarter of 2006 related to this divestment.

Pro forma figures

The acquisition of the remaining 50 % of PanAsia was closed in November 2005. PanAsia is consolidated 100 % into the Norske Skog Group accounts from the acquisition date. The below numbers show the consolidated profit and loss accounts for Norske Skog as if PanAsia was consolidated 100% into the Norske Skog Group accounts from 1 January 2005.

NOK million	Jan-Mar 05	2005
Operating revenue	6 408	28 871
Distribution costs	(574)	(2 536)
Other operating expenses	(4 693)	(21 655)
Provision for restructuring costs	-	(270)
Gross operating earnings	1 141	4 410
Depreciation and amortisation	(844)	(3 181)
Impairments	(11)	(248)
Operating earnings	286	981
Earnings/(loss) from affiliated companies	(39)	(751)
Financial items	(331)	(963)
Earnings/(loss) before taxation	(84)	(733)
Taxation	41	64
Net earnings/(loss)	(43)	(669)
The minority's share of net earnings/(loss)	8	12
The majority's share of net earnings/(loss)	(51)	(681)

Special items

The table below shows special items which have influenced net earnings over the past five quarters.

NOK million	1/06	4/05	3/05	2/05	1/05
Restructuring provision	-	(270)	-	-	-
Impairments in Australasia (op earnings)	-	-	-	(58)	(11)
Translation effects on accounts receivable and payable (op earnings)	(21)	23	6	13	16
Change in market value of interest rate derivatives (financial items)	30	24	1	(29)	27
Currency hedging gain/(loss) (financial items)	44	(15)	8	28	(128)

The Norske Skog share

Key figures	January-March 2006					At 02.05.2006		
	02.01.06	31.03.06	High	Low	Earnings per share	Booked equity per share	Share price	Market value NOK mill
NOK	**106.00**	**111.00**	**113.25**	**97.75**	**1.13**	**114.00**	**96.75**	**18 377**

Price development newsprint, SC, LWC - Germany


Euro
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1/96
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1/99
1/00
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1/06
Newsprint 45g
SC roto 56g
LWC offset 60g

Share price development 2000-2006


NOK
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0
Week 1/00
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Week 17/06
Oslo Stock Exchange index
Norske Skog

Return:

Norske Skogindustrier ASA

Oksenøyveien 80
P O Box 329, NO-1326 Lysaker, Norway
Phone: +47 67 59 90 00
Fax: +47 67 59 91 81

www.norskeskog.com

B Economique
NORGE

DISTRIBUERT AV POSTEN NORGE
P.P.

Design and print:
Vestfjorden Grafisk AS

Photos:
Front page: Peter MacCallum
Christian Hatt

B.6

NORSKE SKOG 2006

Q2 report



New corporate management announces major changes in Norske Skog

Norske Skog

Towards a new era

After more than four years of poor profitability, we are now making every effort to reverse the trend. With a new organisation and a far-reaching improvement plan, I am convinced we will accomplish this.

Many factors make it necessary to implement an extensive turnaround. The market position has changed. When the world economy is buoyant, we should normally have made good profits. Paper consumption is flattening out in the western world, and an excess capacity has been built up in the important Chinese growth market which we did not anticipate when we acquired the remaining 50% of PanAsia.

We are burdened by high energy prices and an unfavourable exchange rate. Such conditions have generated fundamental changes in our cost picture, and represent one of the principal challenges for the future.

The role of the mills will be strengthened. Each of them will be a business unit with responsibility for sales and procurement. This will ensure the best possible relationship between customers, mill and suppliers.

Norske Skog's administration will be streamlined and made more efficient. A major element in this will be the Norske Skog Production System (NSPS), a global standardisation programme which will change the way we work in the company and create synergies through the development of best practice. This will have a positive impact on the whole of Norske Skog.

These changes will affect many employees, and we are working closely with union officials to minimise their impact. This company has demonstrated before that we take our social responsibility seriously.

We have a financial strength which allows us to take the necessary action. I believe in a future for the paper industry, and we will be able to retain a leading global position.

Christian Rynning-Tonnesen

Turnaround in Norske Skog:

Reorganising, d improving effic

Norske Skog must substantially enhance its profitability, and is implementing an extensive programme which will run for two years. Its main elements are further improvements in operational efficiency, a concentration on the most profitable products and a considerable downsizing.



Christian Rynning-Tonnesen has his plan ready.

Demand for newsprint in Korea has fallen by some 20% over the past four years. Norske Skog will therefore shut down the PM1 and PM4 paper machines at Norske Skog Jeonju, reducing Korean production capacity by a total of 180 000 tonnes. The machines are due to cease operation at the end of this year.The company closed Norske Skog Union (260 000 tonnes per annum) and PM1 at Norske Skog Tasman (130 000 tonnes per annum) earlier this year.

DOWNSIZING

The workforce is to be downsized as part of the profitability improvements. This could do away with more than 1 000 jobs.

Relatively speaking, the largest cuts will be in administrative functions. But sizeable reductions will also be made at the mills. The Norske Skog management gives weight to achieving a good process with union officials involved in the planning and implementation.

MOST EFFICIENT

When the restructuring programme

ownsizing and iency

has been completed, the ambition is for Norske Skog to be the most efficient paper manufacturer in the world – regardless of region. Strict priority will be given to profitability in everything the company does, whether it concerns the product portfolio, the customer portfolio, investments or the operations model.

BUSINESS UNITS

The regions will no longer be a separate management level, and four senior vice presidents will now each be responsible for a portfolio of mills. Every mill will become a separate business unit with responsibility for sales, procurement and logistics.

Staff functions are being concentrated under the senior vice president for organisation and the chief financial officer. One senior vice president has also been given special responsibility for measures to improve profitability in Norske Skog.

STANDARDISATION

Major differences in productivity and earnings currently exist between Norske Skog's 18 mills. By continuing to develop global standards and by utilising the experience and expertise of each mill, efficiency and profitability will be enhanced throughout the group.

The main job of a global Norske Skog production system team is to develop an operational model for the company's business units. Work on creating a standard solution of this kind will embrace structures and processes relating to operations, management, attitudes and expertise. The intention is to develop a model which strikes a balance between the advantages of local independence and the benefits of sharing best practice.

New corporate management

The company is now implementing a major restructuring and simplification of its organisation. As the first step in this process, chief executive Christian Rynning-Tonnesen presented a new organisational structure in July together with changes to the corporate management. The number of people in this team has been reduced from 11 to eight people.

Eric d'Olce, senior vice president, comes from the post of mill manager at Norske Skog Golbey in France and will be responsible for the Norske Skog Skogn, Norske Skog Parenco, Norske Skog Golbey and Norske Skog Steti mills. He will also coordinate group sales and marketing activities.

Antonio Dias, senior vice president, comes from the post of executive vice president for South America. He will be responsible for the Norske Skog Saugbrugs, Norske Skog Follum, Norske Skog Bruck, Norske Skog Walsum, Norske Skog Pisa and Norske Skog Bio Bio mills.

Vidar Lerstad, senior vice president, comes from the post of senior vice president for strategy. He will be responsible for the Norske Skog Jeonju, Norske Skog Chongwon, Norske Skog Hebei and Norske Skog Shanghai mills.

Ketil Lyng, senior vice president, comes from the post of senior vice president for supply and logistics. He will remain responsible for these functions at corporate level, while also assuming responsibility for the Norske Skog Albury, Norske Skog Boyer, Norske Skog Tasman and Norske Skog Singburi mills. In addition, Lyng will be responsible for the environment.

Peter Chrisp, senior vice president, comes from the post of mill manager at Norske Skog Tasman. He will be responsible for the Norske Skog production system (NSPS) programme for improving profitability as well as for research and development.

Andreas Enger, chief financial officer, will also be responsible for strategy, energy, communication and information technology.

Axel Thuve, will be acting senior vice president for human resources and organisation. A recruitment process for this post has been initated.

The new corporate management has a broad international background and solid experience from Norske Skog.



CHRISTIAN RYNNING-TONNESEN
CEO and president
AXEL THUVE
Acting senior vice president HR & organisation
ANDREAS ENGER
Chief financial officer
PETER CHRISP
Senior vice president
ERIC D'OLCE
Senior vice president
ANTONIO DIAS
Senior vice president
VIDAR LERSTAD
Senior vice president
KETIL LYNG
Senior vice president

Report for the second quarter of 2006

- Gross operating earnings before special items: NOK 1 081 million (Q1 06: NOK 1 034 million); net operating earnings before special items: NOK 278 million (Q1 06: NOK 167 million).
- Demand for newsprint was good in most of the company's markets. However, the prices in China remain low because of overcapacity.
- Difficult market for magazine paper in Europe, with excess capacity and pressure on prices.
- A new chief executive has been appointed, with a consequent restructuring designed to focus greater attention on the individual operating units.
- A plan to improve earnings has been initiated, with an extensive de-manning as one of its main elements.
- The decision has been taken to close 180 000 tonnes of capacity in Korea.
- De-manning and capacity closures will involve some NOK 1 billion in provisions and impairment in the third quarter.

KEY FIGURES, GROUP – IFRS:

		Q2/06	Q1/06	Q2/05	YTD 2006	YTD 2005
Operating revenues	NOK mill	6 772	7 144	6 433	13 916	12 194
Gross op earnings	NOK mill	832	1 039	1 062	1 871	2 078
Gross operating margin	%	12.3	14.5	16.5	13.4	17.0
Net op earnings/(loss)	NOK mill	(14)	172	256	158	505
Net operating margin	%	(0.2)	2.4	4.0	1.1	4.1
Pre-tax earnings/(loss)	NOK mill	(213)	194	31	(19)	(54)
Net earnings/(loss)	NOK mill	(180)	213	(8)	33	(50)
Earnings per share	NOK	(0.95)	1.13	(0.06)	0.17	(0.38)
Cash flow	NOK mill	574	251	587	825	1 111
Cash flow per share	NOK	3.01	1.35	4.43	4.36	8.38
Return on capital employed	%	(0.1)	1.6	3.4	0.8	3.1
Deliveries	1 000 t	1 520	1 481	1 350	3 001	2 584
Production	1 000 t	1 513	1 503	1 350	3 016	2 688

OPERATING EARNINGS BEFORE IFRS-RELATED VALUE CHANGES, PROVISIONS AND IMPAIRMENT CHARGES:

	Q2/06	Q1/06	Q2/05	YTD 2006	YTD 2005
Gross operating earnings before special items	1 081	1 034	970	2 115	2 010
Net operating earnings before special items	278	167	222	445	506

FACTORS THAT INFLUENCE THE COMPARISON WITH RESULTS FOR PREVIOUS QUARTERS

Norske Skog Pan Asia has been treated as a wholly-owned region from 18 November 2005, while it was previously recognised in the accounts through 50% consolidation. The Asian business was also affected by the start-up of the new newsprint mill in Hebei during the second quarter of 2005, with depreciating commencing in September 2005.

Norske Skog Union was closed down in the first quarter of 2006. The mill produced 30 000 tonnes during this period, and 254 000 tonnes in the whole of 2005.

Gross and net operating earnings under the IFRS in the second quarter of 2006 include a cost item of NOK 186 million which related to value changes for energy hedges, a provision of NOK 63 million related to de-manning, and an impairment charge of NOK 43 million on fixed assets in Korea. The impairment charge relates to the scrapping of old equipment in connection with the conversion of PM7 at Norske Skog Jeonju. These amounts are not included in operating earnings for the regions. A specification of such non-operational items in earlier quarters is included elsewhere in the interim report.

COMPARISON BETWEEN Q2 06 AND Q1 06

Comparable net operating earnings (before IFRS-related value adjustments, provisions and impairment charges) improved by NOK 111 million from the previous quarter. This improvement is derived primarily from the Australasian region, where volumes increased following the completion of the largest restructuring projects and lower electricity prices in New Zealand. Very weak earnings for European magazine paper reflected lower production and sales volumes.

Measured against Norske Skog's trade-weighted basket of currencies, the Norwegian krone during the second quarter was roughly 3% stronger on average than in the first quarter. This is calculated to have had a negative effect of NOK 50 million on operating earnings.

COMPARISON BETWEEN Q2 06 AND Q2 05

Comparable net operating earnings before special items increased by NOK 56 million from the same period of last year. Earnings improved in the European newsprint, South American and Asian regions. Comparable energy costs declined slightly following the closure of Norske Skog Union and the transfer of its power contracts to the other Norwegian mills. A strengthened NOK is calculated to have had a negative effect of NOK 40 million.

FINANCIAL ITEMS (NOK MILL)

	Q2/06	Q1/06	Q2/05	YTD 2006	YTD 2005
Net interest exp	(244)	(254)	(173)	(498)	(355)
Interest hedging	11	30	(29)	41	(2)
Gain/(loss) currency	43	86	28	129	(100)
Other financial items	(19)	(23)	(17)	(42)	(29)
Total financial items	**(209)**	**(161)**	**(191)**	**(370)**	**(486)**

The increase in interest expenses from 2005 primarily reflects higher debt. Currency hedging has yielded a gain so far in 2006 because of the stronger Norwegian krone.

AFFILIATED COMPANIES

Following the sale of the shares in Catalyst Paper, Forestia and Nordic Paper, Malaysian Newsprint Industries is the only affiliated company recognised in the group accounts. The share of earnings from MNI totalled NOK 12 million for the second quarter.

Cash flow

Cash flow from operations totalled NOK 574 million in the second quarter. This was on a par with the corresponding figure for the same period of 2005 and a great improvement on the first quarter of this year, which experienced one-off effects related in part to Norske Skog Pan Asia.

Balance sheet

Assets totalled NOK 47.5 billion at 30 June, a reduction of NOK 4.6 billion from 31 December. This primarily reflects the disposal of the Catalyst Paper shares, the deconsolidation of Foresita, depreciation exceeding investment taken to the balance sheet and currency effects. A stronger Norwegian krone during the year has reduced the value of fixed assets outside Norway by NOK 1.8 billion.

Investment taken to the balance sheet totalled NOK 468 million in the second quarter and NOK 801 million for the first half-year. The restructuring project in Australasia accounted for roughly NOK 300 million of the first-half year investments. This project will be completed during the third quarter. PM1 at Norske Skog Tasman was shut down on 1 August. The project has been executed within the approved schedule and budget, and will yield the cost savings originally forecasted.

Net interest-bearing debt came to NOK 17.8 billion at 30 June, a slight increase from the previous quarter but substantially below the figure at 31 December 2005. This primarily reflects settlement for the shares in Catalyst Paper. The average maturity of long-term debt at 30 June was 5.5 years, and disposable liquidity – including undrawn lines of credit – amounted to NOK 6.6 billion. Gearing – net interest-bearing debt divided by equity – was 0.88 at 30 June.

Equity (excluding minority interests) at 30 June was NOK 20.1 billion, which corresponds to NOK 106.10 per share. The reduction in equity from 31 December reflects roughly NOK 900 million in currency effects from the stronger Norwegian krone, and the payment of just over NOK 1 billion in dividend.

Organisation

The board appointed Christian Rynning-Tonnesen to be the new president and CEO on 6 June. At the same time, Andreas Enger was appointed as the new chief financial officer. He has already begun working part-time at Norske Skog and will take office on 1 September.

An extensive reorganisation was approved in early July. Its main elements involve reducing the corporate management team from 11 to 8 members, eliminating the regions as a separate level of responsibility, and putting four senior vice presidents in charge

of a mill portfolio each. Another senior vice president will be responsible for monitoring the implementation of an extensive programme to enhance earnings and efficiency.

Key principles for managing the company will be simplification and a greater focus on direct supervision of the individual mill. This will be achieved through the new organisational model, with responsibility for mills assigned to dedicated members of the corporate management team. Each of the mill managers will have the responsibility for the result of their operations. Mills with weak earnings will be kept under continuous assessment.

Plan to improve earnings

Norske Skog must improve its profitability significantly. An extensive programme to improve earnings will therefore be implemented in order to reach the group's required rate of return on capital employed of 11% by the end of 2008 with the present market and cost conditions. The actual return has been in the region of 3-4%.

A series of improvement initiatives are being planned. These include simplification of work processes, increased production efficiency, cost reduction within supply and logistics and a substantial de-manning. The de-manning is targeted at shedding of some 1 000 jobs.

The largest cuts in relative terms will affect administrative functions, but the mills will also see considerable reductions.

Weight is being given to achieving a good process, with union officials involved in planning and executing all parts of the programme.

Shut-down of Korean capacity

Korean demand for newsprint has declined by roughly 20% over the past four years, and sufficient profitability cannot be achieved on all exports from Korea. It has accordingly been resolved to close down two machines at Norske Skog Jeonju. Production capacity accordingly needs to be reduced, and PM1 and PM4 at Norske Skog Jeonju will be shut down at the end of 2006. These two paper machines have a combined capacity of 180 000 tonnes.

Impairments and provisions

In connection with impairment of the paper machines in Korea and costs associated with de-manning across the group, a provision expected to be in the order of NOK 1 billion will be made in the accounts for the third quarter of 2006.

As usual an impairment testing of all assets will be undertaken during the second half year.

Share developments

The foreign shareholding at 30 June was 61%, an increase of four percentage points from 31 December. A total of 139.4 million Norske Skog shares were traded in the first half, representing a turnover rate of 1.47 on an annual basis.

A long-term incentive scheme in the form of synthetic options has been adopted by the board for Norske Skog's corporate management team. This scheme replaces an earlier programme in the period 2003-05. Under the new arrangement, the chief executive can award up to 30 000 options to each member of the corporate management in 2006, 2007 and 2008. The chair can award up to 60 000 options to the chief executive in the same years. These options run for the year they are awarded plus three years, and can be exercised wholly or in part during the final six months of this term.

In accordance with his contract of employment, chief executive Rynning-Tonnesen was awarded 60 000 synthetic options in early July with a strike price of NOK 87.50. This corresponds to the average price of Norske Skog's shares in the period 12.-30. June. Under the new option programme, six other members of the corporate management have been awarded 30 000 options each at the same strike price. If the options are exercised, an amount will be paid which corresponds to the difference between the market price of Norske Skog's share and the option price. This sum is treated as salary, and the net amount after tax will be used to buy Norske Skog shares at market price. These shares must be held for three years.

Health and safety

A fatal accident was tragically suffered at Norske Skog Golbey in early July, and a full internal investigation has been launched. The lost-time injury frequency per million working hours was 1.1 for the 12 months from 1 July 2005 to 30 June 2006.

Operations and market

Total production at and deliveries from Norske Skog's mills in the second quarter were marginally higher than in the first quarter. Production and deliveries during the first half totalled about three million tonnes, up by 12% and 16% respectively from the same period of last year. To achieve comparability, corrections must be made for factors relating to Asia and Norske Skog Union. Taking these into account, overall volumes are roughly on a par with 2005.

EUROPE – NEWSPRINT

KEY FIGURES:

		Q2/06	Q1/06	Q2/05	YTD 2006	YTD 2005
Op revenues	NOK mill	2 195	2 272	2 152	4 467	4 244
Gross op earn	NOK mill	390	421	311	811	675
Net op earn	NOK mill	153	148	53	301	155
Gross op margin %		17.8	18.5	14.5	18.2	15.9
Deliveries	1 000 t	551	550	563	1 101	1 098
Production	1 000 t	520	556	566	1 076	1 127
Production/capacity %		96	96	93	96	93

Earnings improved marginally from the previous quarter. The negative effect of a stronger Norwegian krone was offset by lower costs following the closure of Norske Skog Union. Price increases implemented at 1 January have resulted in improved earnings compared to last year.

Demand for standard and upgraded newsprint in Europe dur-

ing the first half was up by 3.8% from the same period of last year. This increase was largest for the standard grade, and in the former Eastern Bloc countries.

EUROPE – MAGAZINE PAPER

KEY FIGURES:

		Q2/06	Q1/06	Q2/05	YTD 2006	YTD 2005
Op revenues	NOK mill	1 471	1 674	1 772	3 145	3 282
Gross op earn	NOK mill	176	254	268	430	543
Net op earn	NOK mill	10	86	95	96	194
Gross op margin %		12.0	15.2	15.1	13.7	16.5
Deliveries	1 000 t	281	310	334	591	618
Production	1 000 t	307	324	337	631	665
Production/capacity %		90	95	97	92	95

Earnings were very weak. The European market is characterised by excess capacity and strong pressure on prices, particularly for the grades of coated magazine paper which Norske Skog mainly produces. The restarting of machines in North America has contributed to the imbalance in the market by reducing scope for exporting tonnage. In these circumstances, Norske Skog has reduced production and deliveries.

Overall European demand for magazine paper rose by 4.8% in the first half compared with the same period of last year. When comparing with 2005, account must be taken of a long-running labour dispute in the Finnish paper industry last year.

SOUTH AMERICA

KEY FIGURES:

		Q2/06	Q1/06	Q2/05	YTD 2006	YTD 2005
Op revenues	NOK mill	321	339	300	660	571
Gross op earn	NOK mill	92	89	74	181	149
Net op earn	NOK mill	48	42	26	90	55
Gross op margin %		28.7	26.3	24.7	27.4	26.1
Deliveries	1 000 t*	73	70	68	143	137
Production	1 000 t	74	72	70	146	142
Production/capacity %		95	93	90	94	92

* Only from mills in the region.

As in earlier periods, South America has the highest margins of any Norske Skog region. This largely reflects lower costs.

Demand for newsprint continued to make good progress in the region, with increases of 10% during the first half and 8% in the second quarter compared with the respective periods of last year.

AUSTRALASIA

KEY FIGURES:

		Q2/06	Q1/06	Q2/05	YTD 2006	YTD 2005
Op revenues	NOK mill	973	887	1 056	1 860	1 975
Gross op earn	NOK mill	167	66	196	233	425
Net op earn	NOK mill	12	(105)	22	(93)	70
Gross op margin %		17.2	7.4	18.6	12.5	21.5
Deliveries	1 000 t	220	187	224	407	422
Production	1 000 t	210	181	211	391	432
Production/capacity %		93	80	94	86	96

Earnings for the region remained unsatisfactory, but represented a considerable improvement from the previous quarter when Norske Skog Albury had their rebuild shut and power prices in New Zealand was exceptionally high. A further improvement in earnings is expected in the second half year because of price increases in Australia from 1 July and because the restructuring of the business will reduce distribution costs and fixed cost.

Demand for newsprint was about 4% lower in the first half year of 2006, compared with the same period of last year.

ASIA (NORSKE SKOG PANASIA)

KEY FIGURES:

		Q2/06	Q1/06	Q2/05	YTD 2006	YTD 2005
Op revenues	NOK mill	1 409	1 538	636	2 947	1 197
Gross op earn	NOK mill	268	242	132	510	233
Net op earn	NOK mill	83	50	56	133	83
Gross op margin %		19.0	15.7	20.8	17.3	19.5
Deliveries	1 000 t	395	364	161	759	309
Production	1 000 t	402	370	166	772	322

When making comparisons with 2005, account must be taken of the fact that PanAsia was consolidated on a 50% basis until mid-November 2005. The new mill in China's Hebei province also came on line in July and has been depreciated since September.

Earnings for the region were weak in the second quarter, but represented a slight improvement on the previous quarter owing to higher volumes. The level of prices in China has been low after additional production capacity came on line.

Demand for newsprint in Asia was 1% higher during the first half compared to the same period of 2005. This figure is based to some extent on estimates. After an extensive stock correction at clients in early 2006, demand in China has increased sharply since March. The rise has been around 9% so far this year in India, and 1% in both Korea and Japan.

Lysaker, 10 August 2006

The board of directors of Norske Skogindustrier ASA

Profit and loss account

NOK million	Apr-Jun 06	Apr-Jun 05	Jan-Jun 06	Jan-Jun 05	2005
Operating revenue	6 772	6 433	13 916	12 194	25 726
Distribution costs	(603)	(594)	(1 251)	(1 133)	(2 349)
Other operating expenses	(5 088)	(4 869)	(10 550)	(9 051)	(19 432)
Other gains and losses	(186)	92	(181)	68	275
Provision for restructuring costs	(63)	-	(63)	-	(270)
Gross operating earnings	832	1 062	1 871	2 078	3 950
Depreciation and amortisation	(803)	(748)	(1 670)	(1 504)	(3 072)
Impairments	(43)	(58)	(43)	(69)	(248)
Operating earnings	(14)	256	158	505	630
Earnings/(loss) from affiliated companies [1]	10	(34)	193	(73)	(751)
Financial items	(209)	(191)	(370)	(486)	(883)
Earnings/(loss) before taxation	(213)	31	(19)	(54)	(1 004)
Taxation	22	(36)	34	11	156
Net earnings/(loss)	(191)	(5)	15	(43)	(848)
The minority's share of net earnings/(loss)	(11)	3	(18)	7	6
The majority's share of net earnings/(loss)	(180)	(8)	33	(50)	(854)
Earnings per share	(0.95)	(0.06)	0.17	(0.38)	(5.98)
Earnings per share fully diluted	(0.95)	(0.06)	0.17	(0.38)	(5.98)

[1] Earnings/(loss) from affiliated companies are included after taxation.

Cash flow statement

NOK million	Apr-Jun 06	Apr-Jun 05	Jan-Jun 06	Jan-Jun 05	2005
Cash flow from operating activities					
Cash generated from operations	6 835	5 998	13 931	11 946	25 877
Cash used in operations	(5 936)	(5 182)	(12 511)	(10 451)	(21 906)
Cash from net financial items	(316)	(301)	(547)	(433)	(845)
Taxes paid	(9)	72	(48)	49	(65)
Net cash flow from operating activities	574	587	825	1 111	3 061
Cash flow from investing activities					
Investments in operational fixed assets	(468)	(569)	(801)	(1 019)	(2 230)
Sales of operational fixed assets	7	6	7	6	21
Net cash from sold shares in other companies	-	-	1 213	-	100
Net cash used on acquisitions of shares in other companies	-	-	-	-	(3 905)
Taxes paid	-	-	-	-	-
Net cash flow from investing activities	(461)	(563)	419	(1 013)	(6 014)
Cash flow from financing activities					
Net change in long-term liabilities	519	587	(485)	(130)	(348)
Net change in current liabilities	92	158	160	738	257
Dividend paid [1]	(956)	(797)	(956)	(797)	(807)
New equity [2]	-	-	-	-	3 840
Net cash flow from financing activities	(345)	(52)	(1 281)	(189)	2 942
Translation difference	(11)	4	(7)	17	24
Total change in liquid assets	(243)	(24)	(44)	(74)	13

[1] The amounts include dividend paid to minority shareholders in PanAsia

[2] The amount in 2005 is related to the acquisition of the remaining 50% of the shares in PanAsia Paper Company.

Balance sheet

NOK million	30.06.06	30.06.05	31.12.05
ASSETS			
Intangible fixed assets	4 858	4 784	4 837
Biological assets	194	236	191
Operational fixed assets	33 123	29 730	35 799
Investments in affiliated companies	295	1 910	1 415
Deferred tax asset	263	89	324
Other long-term receivables	622	687	670
Derivatives	239	728	504
Total non-current assets	39 594	38 164	43 740
Inventory	2 819	2 738	2 860
Receivables	3 928	3 781	4 253
Financial assets at fair value through profit or loss	152	445	450
Cash and cash equivalents	705	369	452
Derivatives	261	190	278
Total current assets	7 865	7 523	8 293
Total assets	47 459	45 687	52 033
EQUITY			
Equity.	20 072	18 765	21 966
Minority interests	630	190	713
Total equity	20 702	18 955	22 679
LIABILITIES			
Deferred tax	2 511	2 396	2 776
Interest-bearing long-term debt	17 681	17 953	17 525
Non interest-bearing long-term liabilities	1 235	1 019	1 247
Derivatives	393	153	152
Total non-current liabilities	21 820	21 521	21 700
Interest-bearing current debt	939	1 002	2 587
Tax liabilities	103	84	140
Trade and other payables	3 660	3 993	4 668
Derivatives	235	132	259
Total current liabilities	4 937	5 211	7 654
Total liabilities	26 757	26 732	29 354
Total liabilities and shareholders' equity	47 459	45 687	52 033

Financial key figures

	Definitions	Jan-Jun 06	Jan-Jun 05	2005
Net operating margin	1	1.1	4.1	2.4
Gross operating margin	2	13.4	17.0	15.4
Return on capital employed		0.8	3.1	2.8
Equity ratio %	3	43.6	41.5	43.6
Equity ratio excl minority interests %	4	42.3	41.1	42.2
Net interest-bearing debt	5	17 751	17 741	19 063
Net interest-bearing debt/equity		0.86	0.94	0.84
Net interest-bearing debt/equity excl minority interests		0.88	0.95	0.87
Earnings per share after taxes	6	0.17	(0.38)	(5.98)
Earning per share - fully diluted		0.17	(0.38)	(5.98)
Cash flow per share after taxes	7	4.36	8.38	21.42
Cash flow per share - fully diluted		4.36	8.38	21.42

Definitions:
1 : Net operating margin = operating earnings / operating revenue
2 : Gross operating margin = gross operating earnings / operating revenue
3 : Equity ratio = shareholders' equity / total assets
4 : Equity ratio excl. minority interests = (shareholders' equity - minority interests) / total assets
5 : Net interest bearing debt = Interest bearing debt - cash and cash equivalents - current investments - interest rate swaps fair value hedge
6 : Earnings per share after taxes = net earnings / average number of shares
7 : Cash flow per share after taxes = net cash flow from operating activities / average number of shares

Revenue and profit by area

OPERATING REVENUE

NOK million	Apr-Jun 06	Apr-Jun 05	Jan-Jun 06	Jan-Jun 05	2005
Europe					
Newsprint	2 195	2 152	4 467	4 244	8 594
Magazine paper	1 471	1 772	3 145	3 282	6 884
Total Europe	3 666	3 924	7 612	7 526	15 478
South America					
Newsprint	321	300	660	571	1 230
Australasia					
Newsprint	973	1 056	1 860	1 975	4 022
Asia					
Newsprint	1 409	636	2 947	1 197	2 962
Other activities					
Other industry in Norway	1	151	108	296	586
Other revenues	534	446	966	845	1 840
Total other activities	535	597	1 074	1 141	2 426
Staff/eliminations	(132)	(80)	(237)	(216)	(392)
Total group	6 772	6 433	13 916	12 194	25 726

GROSS OPERATING EARNINGS

NOK million	Apr-Jun 06	Apr-Jun 05	Jan-Jun 06	Jan-Jun 05	2005
Europe					
Newsprint	390	311	811	675	1 321
Magazine paper	176	268	430	543	1 089
Total Europe	566	579	1 241	1 218	2 410
South America					
Newsprint	92	74	181	149	269
Australasia					
Newsprint	167	196	233	425	804
Asia					
Newsprint	268	132	510	233	522
Other activities					
Other industry in Norway	-	12	11	28	65
Other revenues	-	-	-	-	-
Total other activities	-	12	11	28	65
Staff/eliminations	(12)	(23)	(61)	(43)	(114)
Gain on power trading and energy hedging	(186)	92	(181)	68	264
Restructuring costs	(63)	-	(63)	-	(270)
Total group	832	1 062	1 871	2 078	3 950

OPERATING EARNINGS

NOK million	Apr-Jun 06	Apr-Jun 05	Jan-Jun 06	Jan-Jun 05	2005
Europe					
Newsprint	153	53	301	155	274
Magazine paper	10	95	96	194	446
Total Europe	163	148	397	349	720
South America					
Newsprint	48	26	90	55	79
Australasia					
Newsprint	12	22	(93)	70	70
Asia					
Newsprint	83	56	133	83	149
Other activities					
Other industry in Norway	-	4	6	12	33
Other revenues	-	-	-	-	-
Total other activities	-	4	6	12	33
Staff/eliminations	(28)	(34)	(88)	(63)	(167)
Gain on power trading and energy hedging	(186)	92	(181)	68	264
Impairments	(43)	(58)	(43)	(69)	(248)
Restructuring costs	(63)	-	(63)	-	(270)
Total group	(14)	256	158	505	630

PRODUCTION BY PRODUCT/AREA

1 000 tonnes	Apr-Jun 06	Apr-Jun 05	Jan-Jun 06	Jan-Jun 05	2005
Europe					
Newsprint	520	566	1 076	1 127	2 228
Magazine paper	307	337	631	665	1 330
South America					
Newsprint	74	70	146	142	290
Australasia					
Newsprint	210	211	391	432	876
Asia					
Newsprint	402	166	772	322	779
Norske Skog total					
Total newsprint	1 206	1 013	2 385	2 023	4 173
Total magazine paper	307	337	631	665	1 330
Total publication paper	1 513	1 350	3 016	2 688	5 503

DELIVERIES BY PRODUCT/AREA

1 000 tonnes	Apr-Jun 06	Apr-Jun 05	Jan-Jun 06	Jan-Jun 05	2005
Europe					
Newsprint	551	563	1 101	1 098	2 235
Magazine paper	281	334	591	618	1 300
South America					
Newsprint	73	68	143	137	286
Australasia					
Newsprint	220	224	407	422	853
Asia					
Newsprint	395	161	759	309	763
Norske Skog total					
Total newsprint	1 239	1 016	2 410	1 966	4 137
Total magazine paper	281	334	591	618	1 300
Total publication paper	1 520	1 350	3 001	2 584	5 437

EBITDA / EBIT

These tables show gross and net operating earnings under IFRS, adjusted for impairments, changes in the value of power contracts, and restructuring costs (- equals gain, + equals loss).

NOK million	2/06	1/06	2/05	YTD 06	YTD 05
Gross op earnings, IFRS	**832**	**1 039**	**1 062**	**1 871**	**2 078**
Reversals:					
Value changes power contracts	+186	-5	-92	+181	-68
Restructuring costs	+63	-	-	+63	-
Gross op earnings, adjusted	**1 081**	**1 034**	**970**	**2 115**	**2 010**
Gross op margin, adjusted %	16.0	14.5	15.1	15.2	16.5

NOK million	2/06	1/06	2/05	YTD 06	YTD 05
Net op earnings, IFRS	**-14**	**172**	**256**	**158**	**505**
Reversals:					
Value changes power contracts	+186	-5	-92	+181	-68
Restructuring costs	+63	-	-	+63	-
Impairments	+43	-	+58	+43	+69
Net op earnings, adjusted	**278**	**167**	**222**	**445**	**506**
Net op margins, adjusted %	4.1	2.3	3.5	3.2	4.2

Quarterly comparisons

NOK million	2Q06	1Q06	4Q05	3Q05	2Q05	1Q05	4Q04	3Q04	2Q04
Operating revenue	6 772	7 144	7 107	6 425	6 433	5 761	6 608	6 380	6 239
Restructuring costs	(63)	-	(270)	-	-	-	-	-	(63)
Gross operating earnings	832	1 039	813	1 059	1 062	1 016	1 041	1 072	987
Depreciation and amortisation	(803)	(867)	(828)	(740)	(748)	(756)	(726)	(785)	(779)
Impairments	(43)	-	(179)	-	(58)	(11)	57	-	(167)
Operating earnings	(14)	172	(194)	319	256	249	372	287	41
Earnings/(loss) before taxation	(213)	194	(1 127)	177	31	(85)	320	160	(212)
Majority's share of net earn/(loss)	(180)	213	(997)	193	(8)	(42)	545	224	(91)

QUARTERLY COMPARISONS

NOK million	2Q06	1Q06	4Q05	3Q05	2Q05	1Q05	4Q04	3Q04	2Q04
Operating revenue									
Europe	3 666	3 946	3 962	3 990	3 924	3 602	4 107	3 951	3 875
South America	321	339	339	320	300	271	315	313	265
Australasia	973	887	1 019	1 028	1 056	919	1 015	1 065	1 046
Asia	1 409	1 538	1 107	658	636	561	650	640	703
Other activities	535	539	780	505	597	544	634	530	486
Staff/eliminations	(132)	(105)	(100)	(76)	(80)	(136)	(113)	(119)	(136)
Total operating revenue	6 772	7 144	7 107	6 425	6 433	5 761	6 608	6 380	6 239
Gross operating earnings									
Europe	566	675	529	663	579	639	582	663	574
South America	92	89	43	77	74	75	114	99	73
Australasia	167	66	164	215	196	229	269	221	302
Asia	268	242	170	119	132	101	109	110	112
Other activities	-	11	25	12	12	16	29	8	9
Gain on power trading and energy hedging	(186)	5	208	(12)	92	(24)	-	-	-
Restructuring costs	(63)	-	(270)	-	-	-	-	-	(63)
Staff/eliminations	(12)	(49)	(56)	(15)	(23)	(20)	(62)	(29)	(20)
Total gross operating earn	832	1 039	813	1 059	1 062	1 016	1 041	1 072	987
Operating earnings									
Europe	163	234	130	241	148	201	160	200	117
South America	48	42	(5)	29	26	29	63	49	21
Australasia	12	(105)	(39)	39	22	48	99	35	116
Asia	83	50	23	43	56	27	45	39	40
Other activities	-	6	17	4	4	8	21	(1)	(1)
Impairments	(43)	-	(179)	-	(58)	(11)	57	-	(167)
Gain on power trading and energy hedging	(186)	5	208	(12)	92	(24)	-	-	-
Restructuring costs	(63)	-	(270)	-	-	-	-	-	(63)
Staff/eliminations	(28)	(60)	(79)	(25)	(34)	(29)	(73)	(35)	(22)
Total operating earnings	(14)	172	(194)	319	256	249	372	287	41

Change in equity

NOK million	Share capital	Other equity	Retained earnings	Total
Total equity excluding minority interests at 1 Jan 2006	1 899	10 410	9 657	21 966
Currency translation adjustments and other	-	-	(909)	(909)
Share issues	-	-	-	-
Change in holding of own shares	2	-	21	23
Dividend paid	-	-	(1 041)	(1 041)
Net profit for the period	-	-	33	33
Total equity excluding minority interests at 30 June 2006	**1 901**	**10 410**	**7 761**	**20 072**

ACCOUNTING PRINCIPLES

The interim financial statements for the second quarter of 2006 are presented in accordance with IAS 34. The interim financial statements, including comparative figures, are based on today's IFRS standards and interpretations.

The accounting principles applied in these interim financial statements are the same as those applied in the financial statements at 31 December 2005 and for the year ending at that date.

ACCOUNTING ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

The group prepares estimates and makes judgements and assumptions about the future. Accounting estimates derived from these will by definition seldom accord fully with the final outcome.

Estimates and the underlying assumptions are reviewed on an ongoing basis. The effects of changes in accounting estimates are recognised in the period in which the estimates are revised. If the change in estimates also has an effect on future periods, these effects are recognised in the period in which the estimates are revised and in the future periods in which the changes in estimates have an effect.

The same judgements and assumptions have been made when applying accounting policies and preparing estimates in preparing these interim financial statements as when preparing the financial statements at 31 December 2005 and for the year ending at that date.

DIVESTMENTS

Norske Skog's investment in Catalyst Paper was sold in mid-February 2006. This investment has been classified as an investment in affiliates. The book value of the investment was written down to the estimated sales price in the annual accounts for 2005. This implies that no gain or loss from the sale will be recognised in the profit and loss account in the interim financial statements for the first quarter of 2006. The line item "Earnings from affiliates" includes a recognition of cumulative exchange rate differences related to the investment in Catalyst Paper which have been recognised directly in equity during the ownership of this investment. According to IAS 21, these cumulative exchange rate differences should be presented in the profit and loss account at the time of the disposal of the investment. These cumulative exchange rate differences amount to NOK 148 million.

Forestia AS was sold in March 2006. A letter of intent was signed with the buyer of Forestia at the time when the annual accounts for 2005 were being prepared. The value of the assets in Forestia was written down to the agreed sales price in the annual accounts for 2005. A loss of NOK 9 million on the sale of Forestia is recognised in the Q1 interim financial statements. The total loss related to the sale of Forestia, including the write-down in the annual accounts for 2005, amounts to NOK 33 million.

Norske Skog's investment in Nordic Paper AS was sold in February. This was classified as an investment in affiliates. Norske Skog has recognised a gain of NOK 30 million in the profit and loss account for the first quarter of 2006 related to this divestment.

Pro forma figures

The acquisition of the remaining 50 % of PanAsia was closed in November 2005. PanAsia is consolidated 100 % into the Norske Skog Group accounts from the acquisition date. The below numbers show the consolidated profit and loss accounts for Norske Skog as if PanAsia was consolidated 100% into the Norske Skog Group accounts from 1 January 2005.

NOK million	Apr-Jun 05	Jan-Jun 05	2005
Operating revenue	7 227	13 635	28 871
Distribution costs	(641)	(1 215)	(2 536)
Other operating expenses	(5 390)	(10 107)	(21 655)
Provision for restructuring costs	-	-	(270)
Gross operating earnings	1 196	2 313	4 410
Depreciation and amortisation	(836)	(1 680)	(3 181)
Impairments	(58)	(69)	(248)
Operating earnings	302	564	981
Earnings/(loss) from affiliated companies	(35)	(74)	(751)
Financial items	(208)	(515)	(963)
Earnings/(loss) before taxation	59	(25)	(733)
Taxation	(52)	(11)	64
Net earnings/(loss)	7	(36)	(669)
The minority's share of net earnings/(loss)	5	13	12
The majority's share of net earnings/(loss)	2	(49)	(681)

Special items

The table below shows special items which have influenced net earnings over the past five quarters.

NOK million	2/06	1/06	4/05	3/05	2/05
Restructuring provision (op earnings)	(63)	-	(270)	-	-
Impairments (op earnings)	(43)	-	-	-	(58)
Translation effects on accounts receivable and payable (op earnings)	(33)	(21)	23	6	13
Change in market value of interest rate derivatives (financial items)	11	30	24	1	(29)
Currency hedging gain/(loss) (financial items)	47	44	(15)	8	28

The Norske Skog share

Key figures	January-June 2006						At 28.07.2006	
	02.01.06	30.06.06	High	Low	Earnings per share	Booked equity per share	Share price	Market value NOK mill
NOK	**106.00**	**91.25**	**114.00**	**83.00**	**0.17**	**106.10**	**95.00**	**18 045**

Price development newsprint, SC, LWC - Germany


Euro
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1/94
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1/99
1/00
1/01
1/02
1/03
1/04
1/05
2/06
Newsprint 45g
SC roto 56g
LWC offset 60g

Share price development 2000-2006


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0
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Week 1/01
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Week 30/06
Oslo Stock Exchange index
Norske Skog

Return:
Norske Skogindustrier ASA

Oksenøyveien 80
P O Box 329, NO-1326 Lysaker, Norway
Phone: +47 67 59 90 00
Fax: +47 67 59 91 81

www.norskeskog.com

B Economique
NORGE

P.P.



Design and print:
Vestfjorden Grafisk AS

Photo:
Håvard Solerød

B.7

Norske Skog

Report for the third quarter of 2006

- Gross operating earnings before special items: NOK 1 322 million (Q2 06: NOK 1 081 million); net operating earnings before special items: NOK 495 million (Q2 06: NOK 278 million).
- Good cash flow: NOK 2 090 million so far this year
- Impairment charges and provisions totalling NOK 3.8 billion in the third quarter, and a net loss after tax of NOK 3.2 billion
- Relatively good development for newsprint volumes in most of Norske Skog's markets, and price increases implemented in Australia
- Market remains difficult for magazine paper in Europe and newsprint in China, with overcapacity and pressure on prices.

Key figures, group – IFRS:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Operating revenues NOK mill	7 192	6 772	6 425	21 108	18 619
Gross op earnings NOK mill	616	832	1 059	2 487	3 137
Gross operating margin %	8.6	12.3	16.5	11.8	16.8
Net op earnings/(loss) NOK mill	(3 476)	(14)	319	(3 318)	824
Net operating margin %	(48.3)	(0.2)	5.0	(15.7)	4.4
Pre-tax earnings/(loss) NOK mill	(4 003)	(213)	177	(4 022)	123
Net earnings/(loss) NOK mill	(3 249)	(180)	193	(3 216)	143
Earnings per share NOK	(17.17)	(0.95)	1.46	(17.00)	1.08
Cash flow NOK mill	1 265	574	923	2 090	2 034
Cash flow per share NOK	6.68	3.01	6.96	11.04	15.35
Return on capital employed %	(8.6)	(0.1)	3.6	(2.6)	3.2
Deliveries 1 000 t	1 516	1 520	1 380	4 517	3 964
Production 1 000 t	1 542	1 513	1 387	4 558	4 075

Operating earnings before IFRS-related value changes, provisions and impairment charges:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Gross operating earnings before special items	1 322	1 081	1 071	3 437	3 081
Net operating earnings before special items	495	278	331	940	837

Profit and loss account group

Factors influencing comparison with results for earlier quarters

Norske Skog Pan Asia has been treated as a wholly-owned region from 18 November 2005, while it was previously recognised in the accounts through 50% consolidation. The Asian business was also affected by the start-up of the new newsprint mill in Hebei during the third quarter of 2005, with regular depreciation commencing in September 2005.

Norske Skog Union was closed down in the first quarter of 2006. The mill produced 30 000 tonnes during this period, compared with 254 000 tonnes in the whole of 2005. PM1 at Norske Skog Tasman was closed down on 1 August. This machine had a nominal annual capacity of 130 000 tonnes. PM1 and PM4 at Norske Skog Jeonju, with a combined capacity of 180 000 tonnes, were closed down in September.

Gross operating earnings under IFRS in the third quarter of 2006 include a cost item of NOK 106 million which relates to value changes for energy hedges and a provision of NOK 600 million related to demanning. Most of this provision is expected to be paid in 2007. Net operating earnings under IFRS also include an impairment charge of NOK 3 265 million on fixed assets and goodwill. This impairment charge has no cash effect. None of these amounts are included in operating earnings for the regions. A specification of such non-operational items in earlier quarters is included elsewhere in the interim report.

Impairment of fixed assets and goodwill

According to IFRS, fixed assets and goodwill must be assessed for impairment at least once a year. Impairment charges are made on the basis of a generally-accepted methodology and in accordance with IAS 36. Compared with earlier periods, assumptions for newsprint prices in China over the next few years have been reduced and costs for certain input factors increased. As a result, an impairment charge of about NOK 900 million has been made against fixed assets in China. Goodwill relating to Norske Skog Walsum and South America has been written off in its entirety amounting to about NOK 1.7 billion. In addition, the residual value of PM1 and PM4 at Norske Skog Jeonju has been written down by roughly NOK 400 million, and a further impairment charge of just over NOK 200 million has been made against project and miscellaneous costs taken to the balance sheet.

After these impairments, goodwill in Norske Skog's group accounts stands at NOK 2,8 billion and relates almost entirely to the business in Australasia.

Comparison between Q3 06 and Q2 06

Comparable net operating earnings (before IFRS-related value adjustments, provisions and impairment charges) improved by NOK 217 million from the previous quarter. All segments showed better results. Price increases were implemented in Australia from 1 July, and higher volumes for magazine paper also had a positive effect. A weakening in the Norwegian krone resulted in a calculated improvement of NOK 100 million in earnings, primarily for the European business.

Comparison between Q3 06 and Q3 05

Net operating earnings before special items increased by NOK 164 million from the same period of last year, when 50% of Pan Asia was consolidated. Earnings improved in every segment except European magazine paper. A weaker NOK is calculated to have had a positive effect of roughly NOK 60 million.

Financial items (NOK mill)

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Net interest exp	(261)	(244)	(190)	(760)	(545)
Interest hedging	(17)	11	1	24	(1)
Gain/(loss) currency	(243)	43	8	(114)	(92)
Other financial items	(15)	(19)	(19)	(56)	(48)
Total financial items	(536)	(209)	(200)	(906)	(686)

Interest expenses increased from 2005 because debt on average over the year was higher and because interest rates had risen. Measured against Norske Skog's trade-weighted basket of currencies, the Norwegian krone was 4.4% weaker at 30 September than at 30 June. This had a positive effect on operating earnings, but resulted in a loss on currency hedges in the third quarter. Because of the weak Norwegian krone, the hedging ratio is higher than before. Over time, the increase in net operating earnings will more than offset the loss on currency hedges if the Norwegian krone remains at the same level.

Tax

Tax made a positive contribution of NOK 600 million in the third quarter. Impairment of goodwill had no tax effect, while the other impairment charges and provisions resulted in changes to deferred tax.

Cash flow

Cash flow from operations, less financial expenses and taxes paid, totalled NOK 1.3 billion in the third quarter, compared to NOK 600 million for the previous three-month period. Cash flow from operations for the first nine months was NOK 2.1 billion, compared with NOK 2 billion for the same period of 2005. This increase primarily reflects improved earnings in the third quarter of 2006.

Balance sheet

Assets totalled NOK 45.3 billion at 30 September, a reduction of NOK 6.7 billion from 31 December. This primarily reflects the sale of the shares in Catalyst Paper, depreciation being higher than investment taken to the balance sheet, and impairment of fixed assets and goodwill. Compared with balance sheet values at 31 December, the currency effect is insignificant. However, assets rose by NOK 1.4 billion during the third quarter alone as a result of a weaker NOK.

Investment taken to the balance sheet totalled NOK 332 million in the third quarter and NOK 1.1 billion for the first nine months. The restructuring project in Australasia was completed during the third quarter. The main elements in this project have been an extensive upgrading of the mill at Albury in Australia as well as conversion of PM2 and PM3 at Norske Skog Tasman. PM1 at the latter mill was shut down on 1 August. Production disruptions following the conversions at Norske Skog Albury mean that volumes at the moment have not reached the level they will be at when everything is fully run-in. The project has been executed within the approved schedule and budget.

Net interest-bearing debt came to NOK 17.8 billion at 30 September, unchanged from the previous quarter but substantially below the figure at 31 December 2005. This primarily reflects settlement for the shares in Catalyst Paper. The average maturity of long-term debt at 30 September was 5.6 years, and disposable liquidity – including undrawn lines of credit – amounted to NOK 7.3 billion. Work was initiated during October to refinance an undrawn line of credit totalling EUR 400 million which matures partly in 2006 and partly in 2009. An agreement is expected to be signed during November.

Equity (excluding minority interests) at 30 September was NOK 17.5 billion, down by NOK 2.6 billion from the previous quarter. The reduction reflects the loss incurred as a result of impairment charges and provisions, but was partly offset by NOK 0.7 billion in positive currency effects.

Gearing – net interest-bearing debt divided by equity – increased as a result of the impairments, and was 1.02 at 30 September. This is higher than Norske Skog's target figure of 0.9, but significantly below the general requirement in Norske Skog's loan agreements that gearing should be under 1.4.

Plan to improve earnings

An extensive programme to improve earnings has been approved by Norske Skog's board and corporate assembly. The aim is to be in a position to reach the group's target of an 11% return on capital employed by the end of 2008 with the present market and cost conditions. Roughly speaking, the plan embraces the following elements:

- Cost cuts based on restructuring the portfolio of mills – NOK 500 million. These derive from the closure of Norske Skog Union, the restructuring in Australasia and the closure of PM1 and PM4 at Norske Skog Jeonju.
- Demanning – NOK 500 million. The target is to shed 1 000 jobs. Demanning at the head office and regional offices is under way, and the process is at the planning stage in the various business units. Actual reductions in the number of employees will be clarified by 31 December.
- Measures to improve productivity and cost reductions in procurement, energy optimisation, sales and logistics, with an overall potential of more than NOK 2 billion. Initiatives have been identified in more than 40 areas, and most of these can be implemented with limited investment. Specific plans are currently being developed.

Considerable strides have been made with productivity during recent years, but substantial differences persist between the various mills and create a considerable potential. A team of experts has been established to pursue productivity enhancing measures together with the business units over a two-year period.

Share developments

A total of 194 million Norske Skog shares were traded in the first nine months. On an annualised basis this represents a turnover rate of 1.36, which is slightly up on the same period in 2005. The foreign shareholding at 30 September was 64.5%, compared with 57% at 31 December 2005.

Health and safety

The lost-time injury frequency per million working hours was 1.0 for the 12 months from 1 October 2005 to 30 September 2006. Ten of Norske Skog's 18 mills had zero injuries during the period. The H-value for the 12 months period 1 July 2005 to 30 June 2006 was 1,1.

Operations and market

Total deliveries from Norske Skog's mills in the third quarter were on a par with the previous three months, while production volumes were marginally higher. Production and deliveries during the first nine months totalled about 4.5 million tonnes. This represents a 12% increase in production volumes and a 14% increase in sales volumes compared to the same period last year. To achieve comparability, corrections must be made for factors relating to Asia, Norske Skog Union and Norske Skog Tasman. Taking these into account, overall volumes are roughly on a par with 2005.

Europe – newsprint

Key figures:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Op revenues NOK mill	2 159	2 195	2 164	6 626	6 408
Gross op earnings NOK mill	465	390	337	1 276	1 012
Net op earnings NOK mill	223	153	82	524	237
Gross op margin %	21.5	17.8	15.6	19.3	15.8
Deliveries 1 000 t	508	551	569	1 609	1 667
Production 1 000 t	538	520	572	1 614	1 699
Production/capacity %	99	96	94	97	93

Earnings improved from the previous quarter, primarily owing to a weaker Norwegian krone. The improvement in earnings from 2005 reflects price increases at 1 January and lower fixed costs following the closure of Norske Skog Union.

Demand for standard and improved newsprint in Europe during the first nine months was up by 2.3% from the same period of last year. This increase was largest for the standard newsprint, and in the former Eastern Bloc countries.

Europe – magazine paper

Key figures:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Op revenues NOK mill	1 748	1 471	1 826	4 893	5 108
Gross op earnings NOK mill	277	176	326	707	869
Net op earnings NOK mill	106	10	159	202	353
Gross op margin %	15.8	12.0	17.9	14.4	17.0
Deliveries 1 000 t	318	281	348	909	966
Production 1 000 t	320	307	340	951	1 005
Production/capacity %	93	90	97	93	96

Earnings remained unsatisfactory, but represented a substantial improvement from the second quarter as a result of higher production and sales volumes and a weaker Norwegian krone. The European market continues to be characterised by excess capacity and heavy pressure on prices, particularly for the grades of coated magazine paper which Norske Skog mainly produces.

Overall European demand for magazine paper rose by 3.5% in the first nine months compared with the same period of last year. When comparing with 2005, account must be taken of a long-running labour dispute in the Finnish paper industry last year.

Asia (Norske Skog PanAsia)

Key figures:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Op revenues NOK mill	1 572	1 409	658	4 519	1 855
Gross op earnings NOK mill	272	268	119	782	352
Net op earnings NOK mill	84	83	43	217	126
Gross op margin %	17.3	19.0	18.1	17.3	19.0
Deliveries 1 000 t	406	395	173	1 165	482
Production 1 000 t	405	402	183	1 177	505
Production/capacity %	91	90	82	88	86

When making comparisons with 2005, account must be taken of the fact that PanAsia was consolidated on a 50% basis until mid-November 2005. The new mill in China's Hebei province also came on line in July and has been depreciated since September. Plans called

originally for PM1 and PM4 at Jeonju in Korea to be closed from 1 January 2007, but this was brought forward to September.

Earnings remained weak in the third quarter, and on a par with the previous three-month period. No significant changes occurred in prices and costs.

Demand for newsprint in Asia was 3.5% higher during January-August than in the same period of 2005. This figure is based to some extent on estimates. The increase was about 6% in China, while South Korea was more or less unchanged from last year. Indian demand rose by more than 10%. Prices are very low in China as a result of overcapacity, but are significantly higher in most other Asian countries.

Australasia

Key figures:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Op revenues NOK mill	989	973	1 028	2 849	3 003
Gross op earnings NOK mill	240	167	215	473	640
Net op earnings/(loss) NOK mill	73	12	39	(20)	109
Gross op margin %	24.3	17.2	20.9	16.6	21.3
Deliveries 1 000 t	209	220	217	616	639
Production 1 000 t	204	210	218	595	650
Production/capacity %	91	93	97	88	96

Earnings increased in Australasia from the previous quarter owing to the price rise in Australia and lower costs after PM1 at Norske Skog Tasman was shut down on 1 August.

Demand for newsprint was about 4% lower in January-September 2006 compared with the same period of last year. This reduction reflects a weaker advertising market.

Agreement was reached in October between Norske Skog and the Mighty River Power energy utility over the construction of a geothermal power station on the Norske Skog Tasman site. With a capacity of 90 MW, this facility will be built by Mighty River Power and become operational in late 2008. A long-term contract on electricity deliveries has been concluded which will meet about 65% of Norske Skog Tasman's annual power requirements.

South America

Key figures*:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Op revenues NOK mill	364	321	320	1 024	891
Gross op earnings NOK mill	108	92	77	289	226
Net op earnings/(loss) NOK mill	68	48	29	158	84
Gross op margin %	29.7	28.7	24.1	28.2	25.4
Deliveries 1 000 t*	75	73	73	218	210
Production 1 000 t	75	74	74	221	216
Production/capacity %	97	95	95	95	93

* From mills in the region.

As in earlier periods, South America has the highest margins of any Norske Skog segment. This largely reflects lower costs.

Demand for newsprint continued to make good progress in the region, with increases of 13% during January-September 2006 compared with the same period of last year.

Lysaker, 2 November 2006
The board of directors of Norske Skogindustrier ASA

NORKSE SKOG GROUP ACCOUNTS

Profit and loss account

NOK million	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Operating revenue	7 192	6 425	21 108	18 619	25 726
Distribution costs	(640)	(600)	(1 891)	(1 733)	(2 349)
Other operating expenses	(5 230)	(4 754)	(15 780)	(13 805)	(19 432)
Other gains and losses	(106)	(12)	(287)	56	275
Provision for restructuring costs	(600)	-	(663)	-	(270)
Gross operating earnings	616	1 059	2 487	3 137	3 950
Depreciation and amortisation	(827)	(740)	(2 497)	(2 244)	(3 072)
Impairments	(3 265)	-	(3 308)	(69)	(248)
Operating earnings	(3 476)	319	(3 318)	824	630
Earnings (loss) from affiliated companies [1]	9	58	202	(15)	(751)
Financial items	(536)	(200)	(906)	(686)	(883)
Earnings/(loss) before taxation	(4 003)	177	(4 022)	123	(1 004)
Taxation	600	18	634	29	156
Net earnings/(loss)	(3 403)	195	(3 388)	152	(848)
The minority's share of net earnings (loss)	(154)	2	(172)	9	6
The majority's share of net earnings/(loss)	(3 249)	193	(3 216)	143	(854)
Earnings per share	(17.17)	1.46	(17.00)	1.08	(5.98)

[1] Earnings (loss) from affiliated companies are included after taxation

Balance sheet

NOK million	30.09.2006	30.09.2005	31.12.2005
ASSETS			
Intangible fixed assets	3 025	4 776	4 837
Biological assets	207	254	191
Operational fixed assets	32 731	29 307	35 799
Investments in affiliated companies	326	2 066	1 415
Deferred tax asset	453	93	324
Other long-term receivables	463	709	670
Derivatives[1)]	153	554	504
Total non-current assets	37 358	37 759	43 740
Inventory	2 937	2 668	2 860
Receivables	4 035	3 566	4 253
Financial assets at fair value through profit or loss	51	510	450
Cash and cash equivalents	669	225	452
Derivatives[1)]	214	240	278
Total current assets	7 906	7 209	8 293
Total assets	45 264	44 968	52 033
EQUITY			
Equity	17 503	18 980	21 966
Minority interests	506	186	713
Total equity	18 009	19 166	22 679
LIABILITIES			
Deferred tax	2 099	2 334	2 776
Interest-bearing long-term debt	17 658	17 543	17 525
Non interest-bearing long-term liabilities	1 279	1 021	1 247
Derivatives	228	164	152
Total non-current liabilities	21 264	21 062	21 700
Interest-bearing current debt	879	678	2 587
Tax liabilities	100	90	140
Trade and other payables	4 648	3 822	4 668
Derivatives	364	150	259
Total current liabilities	5 991	4 740	7 654
Total liabilities	27 255	25 802	29 354
Total liabilities and shareholders' equity	45 264	44 968	52 033

1 The gain on interest rate swaps fair value hedge is 33 million NOK.

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by area

Operating Revenue

NOK million	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Europe					
Newsprint	2 159	2 164	6 626	6 408	8 594
Magazine paper	1 748	1 826	4 893	5 108	6 884
Total Europe	3 907	3 990	11 519	11 516	15 478
Asia					
Newsprint	1 572	658	4 519	1 855	2 962
Australasia					
Newsprint	989	1 028	2 849	3 003	4 022
South America					
Newsprint	364	320	1 024	891	1 230
Other activities					
Other industry in Norway	-	133	108	429	586
Other revenues	475	372	1 441	1 217	1 840
Total other activities	475	505	1 549	1 646	2 426
Staff/eliminations	(115)	(76)	(352)	(292)	(392)
Total group	7 192	6 425	21 108	18 619	25 726

Gross Operating Earnings

NOK million	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Europe					
Newsprint	465	337	1 276	1 012	1 321
Magazine paper	277	326	707	869	1 089
Total Europe	742	663	1 983	1 881	2 410
Asia					
Newsprint	272	119	782	352	522
Australasia					
Newsprint	240	215	473	640	804
South America					
Newsprint	108	77	289	226	269
Other activities					
Other industry in Norway	-	12	11	40	65
Staff/eliminations	(40)	(15)	(101)	(58)	(114)
Gain on power trading and energy hedging	(106)	(12)	(287)	56	264
Restructuring costs	(600)	-	(663)	-	(270)
Total group	616	1 059	2 487	3 137	3 950

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by area

Operating Earnings

NOK million	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Europe					
Newsprint	223	82	524	237	274
Magazine paper	106	159	202	353	446
Total Europe	329	241	726	590	720
Asia					
Newsprint	84	43	217	126	149
Australasia					
Newsprint	73	39	(20)	109	70
South America					
Newsprint	68	29	158	84	79
Other activities					
Other industry in Norway	-	4	6	16	33
Staff/eliminations	(59)	(25)	(147)	(88)	(167)
Gain (loss) on power trading and energy hedging	(106)	(12)	(287)	56	264
Impairments	(3 265)	-	(3 308)	(69)	(248)
Restructuring costs	(600)	-	(663)	-	(270)
Total group	(3 476)	319	(3 318)	824	630

Production by Product/Area

(1.000 tonnes)	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Europe					
Newsprint	538	572	1 614	1 699	2 228
Magazine paper	320	340	951	1 005	1 330
Asia					
Newsprint	405	183	1 177	505	779
Australasia					
Newsprint	204	218	595	650	876
South America					
Newsprint	75	74	221	216	290
Total newsprint	1 222	1 047	3 607	3 070	4 173
Total magazine paper	320	340	951	1 005	1 330
Total publication paper	1 542	1 387	4 558	4 075	5 503

Deliveries by Product/Area

(1.000 tonnes)	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Europe					
Newsprint	508	569	1 609	1 667	2 235
Magazine paper	318	348	909	966	1 300
Asia					
Newsprint	406	173	1 165	482	763
Australasia					
Newsprint	209	217	616	639	853
South America					
Newsprint	75	73	218	210	286
Total newsprint	1 198	1 032	3 608	2 998	4 137
Total magazine paper	318	348	909	966	1 300
Total publication paper	1 516	1 380	4 517	3 964	5 437

NORSKE SKOG GROUP ACCOUNTS

Quarterly comparisons

NOK million	3Q06	2Q06	1Q06	4Q05	3Q05	2Q05	1Q05	4Q04	3Q04
Operating revenue	7 192	6 772	7 144	7 107	6 425	6 433	5 761	6 608	6 380
Restructuring costs	(600)	(63)	-	(270)	-	-	-	-	-
Gross operating earnings	616	832	1 039	813	1 059	1 062	1 016	1 041	1 072
Depreciation and amortisation	(827)	(803)	(867)	(828)	(740)	(748)	(756)	(726)	(785)
Impairments	(3 265)	(43)	-	(179)	-	(58)	(11)	57	-
Operating earnings	(3 476)	(14)	172	(194)	319	256	249	372	287
Earnings/(loss) before taxation	(4 003)	(213)	194	(1 127)	177	31	(85)	320	160
Majority's share of net earnings/(loss)	(3 249)	(180)	213	(997)	193	(8)	(42)	545	224

Quarterly comparison

NOK million	3Q06	2Q06	1Q06	4Q05	3Q05	2Q05	1Q05	4Q04	3Q04
Operating revenue									
Europe	3 907	3 666	3 946	3 962	3 990	3 924	3 602	4 107	3 951
Asia	1 572	1 409	1 538	1 107	658	636	561	650	640
Australasia	989	973	887	1 019	1 028	1 056	919	1 015	1 065
South America	364	321	339	339	320	300	271	315	313
Other activities	475	535	539	780	505	597	544	634	530
Staff/eliminations	(115)	(132)	(105)	(100)	(76)	(80)	(136)	(113)	(119)
Total operating revenue	7 192	6 772	7 144	7 107	6 425	6 433	5 761	6 608	6 380
Gross operating earnings									
Europe	742	566	675	529	663	579	639	582	663
Asia	272	268	242	170	119	132	101	109	110
Australasia	240	167	66	164	215	196	229	269	221
South America	108	92	89	43	77	74	75	114	99
Other activities	-	-	11	25	12	12	16	29	8
Staff/eliminations	(40)	(12)	(49)	(56)	(15)	(23)	(20)	(62)	(29)
Gain on power trading and energy hedging	(106)	(186)	5	208	(12)	92	(24)	-	-
Restructuring cost	(600)	(63)	-	(270)	-	-	-	-	-
Total gross operating earnings	616	832	1 039	813	1 059	1 062	1 016	1 041	1 072
Operating earnings									
Europe	329	163	234	130	241	148	201	160	200
Asia	84	83	50	23	43	56	27	45	39
Australasia	73	12	(105)	(39)	39	22	48	99	35
South America	68	48	42	(5)	29	26	29	63	49
Other activities	-	-	6	17	4	4	8	21	(1)
Staff/eliminations	(59)	(28)	(60)	(79)	(25)	(34)	(29)	(73)	(35)
Impairments	(3 265)	(43)	-	(179)	-	(58)	(11)	57	-
Gain on power trading and energy hedging	(106)	(186)	5	208	(12)	92	(24)	-	-
Restructuring costs	(600)	(63)	-	(270)	-	-	-	-	-
Total operating earnings	(3 476)	(14)	172	(194)	319	256	249	372	287

NORSKE SKOG GROUP ACCOUNTS

Financial key figures

	Definitions:	Jan - Sep 06	Jan - Sep 05	2005
Net operating margin	1	(15,7)	4.4	2.4
Gross operating margin	2	11,8	16,8	15.4
Return on capital employed		(2,6)	3.2	2.8
Equity ratio *)	3	39,8	42,6	43.6
Equity ratio excl. minority interests *)	4	38,7	42.2	42.2
Net interest bearing debt	5,8	17 784	17 277	19 063
Net interest-bearing debt equity	5,8	0,99	0,90	0,84
Net interest-bearing debt equity excl. minority interests	5,8	1,02	0,91	0,87
Earnings per share after taxes	6	(17,00)	1,08	-5,98
Cash flow per share after taxes	7	11,04	15,35	21,42

Definitions

1: Net operating margin = operating earnings / operating revenue
2: Gross operating margin = gross operating earnings / operating revenue
3: Equity ratio = shareholders' equity / total assets
4: Equity ratio excl. minority interests = (shareholders' equity - minority interests) / total assets
5: Net interest bearing debt = Interest bearing debt - cash and cash equivalents - current investments
- interest rate swaps fair value hedge
6: Earnings per share after taxes = net earnings / average number of shares
7: Cash flow per share after taxes = net cash flow from operating activities / average number of shares
8: Fair value hedge = a hedge of the exposure to changes in fair value of a recognised asset or liability
that is attributable to a particular risk and could affect profit or loss.

Cash flow statement

NOK million	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Cash flow from operating activities					
Cash generated from operations	7 322	6 614	21 253	18 560	25 877
Cash used in operations	(5 767)	(5 501)	(18 278)	(15 952)	(21 906)
Cash from net financial items	(225)	(163)	(772)	(596)	(845)
Taxes paid	(65)	(27)	(113)	22	(65)
Net cash flow from operating activities	1 265	923	2 090	2 034	3 061
Cash flow from investing activities					
Investments in operational fixed assets	(332)	(404)	(1 133)	(1 423)	(2 230)
Sales of operational fixed assets	2	3	9	9	21
Net cash from sold shares in other companies	-	4	1 213	4	100
Net cash used on acquisitions of shares in other companies	-	-	-	-	(3 905)
Taxes paid	-	-	-	-	-
Net cash flow from investing activities	(330)	(397)	89	(1 410)	(6 014)
Cash flow from financing activities					
Net change in long-term liabilities	(727)	(257)	(1 212)	(388)	(348)
Net change in current liabilities	(267)	(338)	(107)	400	257
Dividend paid [1]	(90)	(10)	(1 046)	(807)	(807)
New equity [2]	-	-	-	-	3 840
Net cash flow from financing activities	(1 084)	(605)	(2 365)	(795)	2 942
Translation difference	12	-	5	17	24
Total change in liquid assets	(137)	(79)	(181)	(154)	13

[1] The amounts include dividend paid to minority shareholders in PanAsia.

[2] The amount in 2005 is related to the acquisition of the remaining 50% of the shares in PanAsia Paper Company.

NORSKE SKOG GROUP ACCOUNTS
Change in equity

	Share capital	Other equity	Retained earnings	Total
Total equity excluding minority interests 1 January 2006	1 899	10 410	9 657	21 966
Currency translation adjustments and other	-	-	(228)	(228)
Share issues	-	-	-	-
Change in holding of own shares	2	-	21	23
Dividend paid	-	-	(1 041)	(1 041)
Net profit for the period	-	-	(3 217)	(3 217)
Total equity excluding minority interests 30 September	1 901	10 410	5 192	17 503

Accounting principles
The interim financial statements for the third quarter of 2006 are presented in accordance with IAS 34. The interim financial statements, including comparable figures, are based on today's IFRS standards and interpretations.

The accounting principles applied in these interim financial statements are the same as those applied in the financial statements at 31 December 2005 and for the year ending at that date.

Accounting estimates, judgements and assumptions
The group prepares estimates and makes judgements and assumptions about the future. Accounting estimates derived from these will by definition seldom accord fully with the final outcome.

Estimates and the underlying assumptions are reviewed on an ongoing basis. The effects of changes in accounting estimates are recognised in the period in which the estimates are revised. If the change in estimates also has an effect on future periods, these effects are recognised in the period in which the estimates are revised and in the future periods in which the changes in estimates have an effect.

The same judgements and assumptions have been made when applying accounting policies and preparing estimates in preparing these interim financial statements as when preparing the financial statements at 31 December 2005 and for the year ending at that date.

Divestments
Norske Skog's investment in Catalyst Paper was sold in mid-February 2006. This investment has been classified as an investment in affiliates. The book value of the investment was written down to the estimated sales price in the annual accounts for 2005. This implies that no gain or loss from the sale will be recognised in the profit and loss account in the interim financial statements for the first quarter of 2006. The line item "Earnings from affiliates" includes a recognition of cumulative exchange rate differences related to the investment in Catalyst Paper which have been recognised directly in equity during the ownership of this investment. According to IAS 21, these cumulative exchange rate differences should be presented in the profit and loss account at the time of the disposal of the investment. These cumulative exchange rate differences amount to NOK 148 million.

Forestia AS was sold in March 2006. A letter of intent was signed with the buyer of Forestia at the time when the annual accounts for 2005 were being prepared. The value of the assets in Forestia was written down to the agreed sales price in the annual accounts for 2005. A loss of NOK 9 million on the sale of Forestia is recognised in these interim financial statements. The total loss related to the sale of Forestia, including the write-down in the annual accounts for 2005, amounts to NOK 33 million.

Norske Skog's investment in Nordic Paper AS was sold in February. This was classified as an investment in affiliates. Norske Skog has recognised a gain of NOK 30 million in the profit and loss account for the first quarter of 2006 related to this divestment.

NORSKE SKOG GROUP ACCOUNTS
Special items

The table below shows special items which have influenced net earnings over the past five quarters.

NOK million	3/06	2/06	1/06	4/05	3/05
Restructuring provision (op earnings)	(600)	(63)	-	(270)	-
Impairments (op earnings)	(3 265)	(43)	-	-	-
Translation effects on accounts receivable and payable (op earnings)	30	(33)	(21)	23	6
Change in market value of interest rate derivatives (financial items)	(17)	11	30	24	1
Currency hedging gain/(loss) (financial items)	(232)	47	44	(15)	8

NORSKE SKOG GROUP ACCOUNTS

EBITDA / EBIT

These tables show gross and net operating earnings under IFRS, adjusted for impairments, changes in the value of power contracts, and restructuring costs (- equals gain, + equals loss).

NOK million	3/06	2/06	3/05	YTD 06	YTD 05
Gross op earnings, IFRS	**616**	**832**	**1 059**	**2 487**	**3 137**
Reversals:					
Value changes power contracts	+106	+186	+12	+287	-56
Restructuring costs	+600	+63	-	+663	-
Gros op earnings, adjusted	**1 322**	**1 081**	**1 071**	**3 437**	**3 081**
Gross op margin, adjusted %	18.4	16.0	16.7	16.3	16.5

NOK million	3/06	2/06	3/05	YTD 06	YTD 05
Net op earnings, IFRS	**-3 476**	**-14**	**319**	**-3 318**	**824**
Reversals:					
Value changes power contracts	+106	+186	+12	+287	-56
Restructuring costs	+600	+63	-	+663	-
Impairments	+3 265	+43	-	+3 308	+69
Net op earnings, adjusted	**495**	**278**	**331**	**940**	**837**
Net op margins, adjusted %	6.9	4.1	5.2	4.5	4.5

NORSKE SKOG GROUP ACCOUNTS
Proforma figures

The acquisition of the remaining 50 % of PanAsia was closed in November 2005. PanAsia is consolidated 100 % into the Norske Skog Group accounts from the acquisition date. The below numbers show the consolidated profit and loss accounts for Norske Skog as if PanAsia was consolidated 100% into the Norske Skog Group accounts from 1 January 2005.

NOK million	Jul - Sep 05	Jan - Sep 05	2005
Operating revenue	7 214	20 849	28 871
Distribution costs	(653)	(1 868)	(2 536)
Other operating expenses	(5 372)	(15 479)	(21 655)
Provision for restructuring costs	-	-	(270)
Gross operating earnings	1 189	3 502	4 410
Depreciation and amortisation	(832)	(2 512)	(3 181)
Impairments	-	(69)	(248)
Operating earnings	357	921	981
Earnings/(loss) from affiliated companies	59	(15)	(751)
Financial items	(231)	(746)	(963)
Earnings/(loss) before taxation	185	160	(733)
Taxation	11	-	64
Net earnings/(loss)	196	160	(669)
Minority's share of net earnings/(loss)	5	18	12
Majority's share of net earnings/(loss)	191	142	(681)

C.1

The annual general meeting of Norske Skogindustrier ASA

Norske Skog

Norske Skog

To the shareholders of
Norske Skogindustrier ASA

The annual general meeting of Norske Skogindustrier ASA
will be held **at 13.00 on Thursday 14 April 2005** in the company's business offices at Oksenøyveien 80, 1326 Lysaker, Bærum.

The agenda is as follows:

1. **To approve the annual report and accounts of Norske Skogindustrier ASA and the Group for 2004.**

2. **To allocate the annual profit for 2004, including declaration of dividend for Norske Skogindustrier ASA.**

   The board adopted a revised dividend policy in January 2005. This reads as follows:

   "Norske Skog wishes to pay a competitive dividend to its shareholders, measured in Norwegian kroner per share. As an average over a business cycle the dividend should correspond to 15-25 per cent of cash flow from operations, less financial expenses and tax paid."

   The board recommends that the general meeting declare a dividend of NOK 6 per share for 2004, payable to the company's shareholders at the date of the AGM, 14 April 2005.

3. **To determine the remuneration of the members of the corporate assembly.**

   The compensation committee, which comprises the members of the election committee together with a member appointed by and from the employee representatives in the corporate assembly, recommends that the general meeting approve an increase in the remuneration for serving on the corporate assembly. It is recommended to increase the remuneration of the chair by NOK 5 000 per annum for the chair, bringing the total to NOK 135 000 per annum, and by NOK 200 per meeting day for the other members and alternate members of the corporate assembly, members of the election committee and members of the compensation committee, bringing the total to NOK 5 200 per meeting day.

4. **To approve the auditor's fee.**

5. **To amend the company's articles of association.**

   The Norwegian code of practice for corporate governance advises that shares in listed companies be freely negotiable and that no form of restriction on negotiability should be specified in their articles of association. With reference to this advice and to the fact that a delay in the ability to exercise voting rights following a share transfer is regarded as unnecessary, the board proposes that article 5 in the company's articles of association be repealed and that the numbering of the articles be revised accordingly.

   It also proposes that certain minor language changes be made in the present articles 1 and 9, and that the present articles 6, 7, 8 and 9 be amended to apply gender-neutral

designations for various positions in the company's governing bodies. With reference to this, the board proposes that articles 1, 6, 7, 8 and 9 be amended and renumbered to read as follows:

Article 1 The company's form and name

The company is a public limited company. The name of the company is Norske Skogindustrier ASA.

Article 5 Board of directors

The company's board of directors will consist of a minimum of seven and a maximum of 10 directors. Directors are elected by the corporate assembly for terms of two years. No person can be elected to the board after reaching the age of 70.

The corporate assembly will elect the chair and deputy chair of the board for terms of one year. The corporate assembly will determine the remuneration payable to directors. The board of directors is responsible for appointing a chief executive, to be known as the president and chief executive officer, and for determining his/her remuneration. The board of directors can authorise its members, the chief executive or certain other designated employees to sign for the company.

Article 6 Corporate assembly

The company will have a corporate assembly consisting of 18 members, including 12 members and four alternate members elected by the annual general meeting. Members elected by the annual general meeting serve for terms of two years. Alternate members are elected for terms of one year.

The corporate assembly itself elects two of its members to act as chair and deputy chair for terms of one year.

Article 7 Election committee

The company will have an election committee consisting of the chair of the corporate assembly and three members elected by the general meeting for terms of one year. The election committee will be chaired by the chair of the corporate assembly.

Article 8 General meeting

Notice of a general meeting must be given within the time limit stipulated in the Norwegian Act on Public Limited Companies through the publication of notices in the Aftenposten and Dagens Næringsliv newspapers. This notice can specify that any shareholder wishing to attend the general meeting must notify the company within a certain time limit, which must not expire earlier than five days before the general meeting. Shareholders failing to notify the company within the specified time limit may be denied entrance to the general meeting. The general meeting will be held in the local authority in which the company has its registered office or in Oslo.

The annual general meeting will:

1. *Approve the company's annual accounts, including the directors' report, the consolidated accounts and the profit and loss account and balance sheet.*

2. *Determine the application of the profit or coverage of the loss for the year in accordance with the approved balance sheet, including the declaration of any dividend.*

3. *Determine possible remuneration to be paid to members and alternate members of the corporate assembly.*

4. *Elect the shareholders' representatives and alternate representatives in the corporate assembly.*

5. *Elect three members of the election committee.*

6. *Approve the auditor's fee.*

7. *Deal with any other business stated in the notice of the meeting.*

Shareholders wishing to have any matters dealt with at the general meeting must give notice in writing of these to the board of directors at least one month prior to the general meeting. Notice of the general meeting will be given, and the general meeting will be chaired, by the chair or deputy chair of the corporate assembly or, in their absence, by the chair of the board of directors.

The present articles of association can be found on page 128 of the company's annual report for 2004.

6. **To elect the members and alternate members of the corporate assembly.**

The company's election committee has recommended Ivar B. Korsbakken, Idar Kreutzer, Svein Aaser, Kirsten C. Idebøen and Ann Kristin Brautaset for re-election as members of the corporate assembly. It has recommended Turid Fluge Svenneby for election as a member of the corporate assembly and Svein Haare for election as first alternate member. A presentation of these candidates and the basis for their recommendation will be mailed to all shareholders with a known address as an appendix to this notice. More detailed information on the basis for their recommendation will be provided at the general meeting.

7. **To elect three members to the election committee.**

In accordance with article 8 of the present articles of association, the election committee consists of the chair of the corporate assembly and three members elected by the general meeting. The election committee has recommended the re-election of Idar Kreutzer and Helge Evju, and the election of Gunn Wærsted as a new member. A presentation of these candidates and the basis for their recommendation will be mailed to all shareholders with a known address as an appendix to this notice. More detailed information on the basis for their recommendation will be provided at the general meeting.

8. **To authorise the board to purchase the company's own shares.**

Norske Skogindustrier ASA sells shares every year to employees from its own holding, and also uses these shares for partial payment under bonus schemes. This makes it appropriate to have an authorisation which allows shares to be purchased in the market to secure an adequate holding. For reasons of continuity, it will be appropriate to renew the prevision authorisation with the same terms.

The board proposes that the general meeting adopts the following resolution:

"That the board be authorised to purchase the company's own shares up to a par value of NOK 130 000 000, subject to the restriction that no more than 10 per cent of the outstanding shares may be purchased at any time. The lowest and highest price at which the shares may be purchased is NOK 25 and NOK 500 respectively. The board is free to purchase and sell shares in whichever way the board finds most appropriate, provided that the general principles of equal treatment of shareholders are respected. This authority is granted for the period up to the next annual general meeting. This authority replaces previously approved authorisations for the purchase of the company's own shares."

In accordance with the article 9 of the present articles of association, the general meeting will be called and chaired by Ivar B. Korsbakken, chair of the corporate assembly.

The board's proposal for the annual accounts of Norske Skogindustrier ASA and the group, the directors' report, the auditor's report and the corporate assembly's recommendation on the board's proposed allocation of the new profit are contained in the annual report for 2004 which has been sent to all shareholders with a known address. Norske Skog's annual report for 2004 is also available at http://www.norskeskog.com.

Information:
Shareholders wishing to attend the general meeting, either in person or by proxy, must complete and return the attached attendance form, specifying any proxies, by 15.00 on Monday 11 April 2005.

The form can also be transmitted electronically via Norske Skog's web site, but this cannot be used to specify proxies.

If the attendance form has not been received by the deadline, as specified in article 9 of the present articles of association, the person concerned may be refused admission to the general meeting. Admission cards will be issued at the door.

To confer entitlement to attend the meeting, a share must be registered in the name of the real owner with the Norwegian Central Securities Depository (VPS), or the owner must in some other way have given notice of and received approval for their purchase. In accordance with article 5 of the present articles of association, voting rights cannot be exercised for shares which have been transferred to a new owner until eight days after the purchase has been notified to the company.

Lysaker, 23 March 2005

Ivar B. Korsbakken

Ivar Korsbakken
Chair, corporate assembly

To the shareholders of
Norske Skogindustrier ASA

Appendix to the notice of the annual general meeting at 13.00 on Thursday 14 April 2005

Election of members and alternate members of the corporate assembly

The election committee makes its recommendation after detailed analysis of the company's requirements and with regard to the desire for the broadest possible knowledge, experience, capacity and commitment. A goal for the election committee has accordingly also been to secure a better gender balance in the governing bodies. Another objective is that the composition of the corporate assembly ensures the broadest possible representation of the company's shareholders.

Experience from reducing the membership of the corporate assembly from 30 to 18 has been good. The sitting corporate assembly has still only been functioning for a relatively short period, and the need for continuity means that the election committee has found it appropriate to base much of its recommendation on re-election. The following shareholder-elected members of the corporate assembly are up for election in 2005:

- **Ivar B. Korsbakken, Idar Kreutzer, Svein Haare, Svein Aaser, Kirsten C. Idebøen and Ann Kristin Brautaset**

The election committee recommends the re-election of:

- **Ivar B. Korsbakken, Idar Kreutzer, Svein Aaser, Kirsten C. Idebøen and Ann Kristin Brautaset**

The election committee recommends the election as a new permanent member of:

- **Turid Fluge Svenneby (Currently first alternate member, corporate assembly)**

Shareholder-elected alternate members of the corporate assembly are up for election every year, and the election committee's recommendation is, in this order:

- **1. Svein Haare (new – currently member, corporate assembly), 2. Hege Huse (re-election), 3. Torstein A. Opdahl (re-election), 4. Siv Fagerland Christensen (re-election)**

Election of three members of the election committee

The committee takes the view that the composition of the election committee should ensure the broadest possible contact with the company's shareholder interests. Since a better gender balance on governing bodies has been a goal for the election committee, the composition of the election committee should also reflect this. At the same time, it is recommended that continuity in the committee be ensured. The following are recommended for election as members of Norske Skog's election committee:

- **Helge Evju (re-election), Idar Kreutzer (re-election) and Gunn Wærsted (new)**

Remuneration of the members and alternate members of the corporate assembly

The election committee is required to advise the general meeting on issues relating to compensation for serving on the company's governing bodies. When considering such issues, the committee is designated the compensation committee and enlarged with a member appointed by and from the employee representatives in the corporate assembly.

In the compensation committee's view, the prevailing fees are proportionate to the responsibility and commitment involved in membership of the corporate assembly and the company's board. To conform with earlier recommendations, the compensation committee recommends regular adjustments to the fees in order to avoid the need for major increases. The compensation committee accordingly recommends a small increase in the fees:

1. With effect from 14 April 2005, the corporate assembly's chair will be paid NOK 135 000 per year. This fee covers participation in the election committee, the compensation committee and other meetings attended by the corporate assembly's chair.

2. With effect from 14 April 2005, the other members of the corporate assembly, the election committee and the compensation committee will receive a fee of NOK 5 200 per meeting day.

3. Travel and accommodation expenses will be paid in accordance with the Norwegian government's allowances.

Presentation of candidates for election to governing bodies
Norske Skogindustrier ASA



Turid Fluge Svenneby
(Corporate assembly)

Place of residence: Spydeberg, Norway

Present position: Runs a sawmill, a planing mill and a farm with mixed forestry and grain cultivation

Honorary offices: Chair, Association of Norwegian Deciduous Forest Owners; board member, Viken Forest Owners Association; member, supervisory board, Skogbrand mutual insurance company; member, local authority control committee and office of public trustee.



Svein Haare
(First alternate member, corporate assembly)

Place of residence: Hokksund, Norway
Education: MBE, Norwegian Institute of Management
Present position: Managing director, Viken Forest Owners Association

Honorary offices: Chair, Prevista AS (subsidiary of Viken Skog), SkogData AS and Transportselskapet Sør AS; deputy chair, Begna Bruk AS; director, Romerike Tre AS Wood Polymer Technology ASA and Miljøvarme VSEB AS.



Gunn Wærsted
(Election committee)

Place of residence: Oslo
Education: MBE, Norwegian Institute of Management
Present position: Managing director SpareBank 1 Gruppen AS.

Honoray offices: Chair, Ferd Holding AS and Norwegian Institute of Management (Handelshøyskolen BI), executive board member Norwegian Financial Services Association (FNH), deputy chair from 2004. Various board positions in SpareBank 1-Group, chair of election committee in FNH/FNS, member of election committee in Schibsted ASA.

C.2

82-5226
29.03.2006

Annual general meeting of Norske Skogindustrier ASA

20 April 2006

Norske Skog

To the shareholders of Norske Skogindustrier ASA

The annual general meeting of Norske Skogindustrier ASA
will be held at **13.00 on Thursday 20 April 2006** in the company's business offices at Oksenøyveien 80, NO-1326 Lysaker, Norway.

The agenda is as follows:

1. **To adopt the annual report and accounts of Norske Skogindustrier ASA and the group for 2005**

2. **To cover the annual loss for 2005, including declaration of dividend for Norske Skogindustrier ASA**

   The company's present dividend policy reads as follows:
   "Norske Skog wishes to pay a competitive and stable dividend to its shareholders, measured in Norwegian kroner per share. As an average over a business cycle, the dividend should correspond to 15-25 per cent of cash flow from operations, less financial expenses and tax paid."

   The board recommends that the general meeting declare a dividend of NOK 5.50 per share for 2005, payable to the company's shareholders at the date of the AGM, 20 April 2006.

3. **To determine the remuneration of the members of the corporate assembly**

   The compensation committee, which comprises the members of the election committee together with a member appointed by and from the employee representatives in the corporate assembly, recommends that the general meeting approve an increase in the remuneration for serving on the corporate assembly of NOK 5 000 per annum for the chair, bringing the total to NOK 140 000 per annum, and by NOK 200 per meeting day for the other members and alternate members of the corporate assembly, members of the election committee and members of the compensation committee, bringing the total to NOK 5 400 per meeting day.

4. **To approve the auditor's fee**

5. **To elect the members and alternate members of the corporate assembly**

   The company's election committee has recommended Emil Aubert, Ole H Bakke, Halvard Sæther and Christian Ramberg for re-election as members of the corporate assembly. It has recommended Helge Evju, Tom Ruud and Birgitta Rødstøl Næss for election as a member of the corporate assembly. Svein Haare, Hege Huse, Kjersti Narum (new candidate) and Siv Fagerland Christensen are recommended for election as alternate members in the order listed. A presentation of new candidates and the basis for their recommendation will be mailed to all shareholders with a known address as an appendix to this notice. More detailed information on the basis for their recommendation will be provided at the general meeting.

6. **To elect three members to the election committee**

   Pursuant to article 7 of the articles of association, the election committee consists of the chair of the corporate assembly and three members elected by the general meeting for one year at a time. The election committee has recommended the re-election of Helge Evju and Gunn Wærsted, and the election of Ole H Bakke. A presentation of new candidates and the basis for

their recommendation will be mailed to all shareholders with a known address as an appendix to this notice. More detailed information on the basis for their recommendation will be provided at the general meeting.

7. **To renew the authority of the board to purchase the company's own shares**

Norske Skogindustrier ASA sells shares from its own holding to the employees every year, and also uses its own shares in partial settlement of bonus schemes. It is therefore appropriate that the board be given renewed authority to buy shares in the market to meet the above-mentioned requirements. The board proposes that the general meeting adopts the following resolution:

> *"That the board be authorised to purchase the company's own shares up to a par value of NOK 185 000 0000, subject to the restriction that no more than 10 per cent of the outstanding shares may be purchased at any time. The shares must be purchased at the price quoted on the stock exchange. The board is free to purchase and sell shares in whichever way the board finds most appropriate, provided that the general principles of equal treatment of shareholders are respected. This authority is granted for the period up to the next general meeting."*

Information

Pursuant to article 8 of the present articles of association, the general meeting will be called and chaired by Ivar B Korsbakken, chair of the corporate assembly.

The board's proposal for the annual accounts of Norske Skogindustrier ASA and the group, the directors' report, the auditor's report, the corporate assembly's recommendation on the board's proposal for the annual accounts of Norske Skogindustries ASA and the group, and the corporate assembly's recommendation on the board's proposal for coverage of the net loss are contained in the annual report for 2005, which has been sent to all shareholders with a known address. It is also available at **http://www.norskeskog.com**.

Shareholders wishing to attend the general meeting, either in person or by proxy, must complete and return the attached attendance form, specifying any proxies, by 15.00 on Tuesday 18 April 2006. The form can also be transmitted electronically via Norske Skog's web site, but this cannot be used to specify proxies.

If the attendance form has not been received by the deadline, as specified in article 8 of the present articles of association, the person concerned may be refused admission to the general meeting. Admission cards will be issued at the door.

To confer entitlement to attend the meeting, a share must be registered in the name of the real owner with the Norwegian Central Securities Depository (VPS), or the owner must in some other way have given notice of and received approval for their purchase.

The company's business offices are close to Lysaker railway station, where plenty of taxis are available. Good parking space is also available on the company's premises, and this will be clearly marked.

Lysaker, 29 March 2006

Ivar B Korsbakken
Chair, corporate assembly

To the shareholders of
Norske Skogindustrier ASA

<u>Appendix</u> to the notice of the annual general meeting **at 13.00 on Thursday 20 April 2006**

Election of members and alternate members of the corporate assembly
The election committee of Norske Skog is appointed pursuant to the articles of association. Pursuant to the articles, it will comprise the chair of the corporate assembly and three members elected by the general meeting for one year at a time. The election committee has consisted of Ivar B Korsbakken (chair), Helge Evju, Idar Kreutzer and Gunn Wærsted. Neither Evju nor Wærstad are members of the corporate assembly or board of directors. The election committee has held six meetings.

Discussions have been pursued by the election committee with the chair of the board, including information on the board's self-assessment. The company's president and CEO has also briefed the election committee on the development of the company, and the election committee has consulted the employee-elected member of the compensation committee (see below). The chair of the election committee has had discussions with all the directors and shareholder-elected members of the corporate assembly. The election committee has sought advice from the largest Norwegian and foreign shareholders concerning candidates for the board and corporate assembly and possible other considerations of significance for the election committee's work.

The election committee makes its recommendation after detailed analysis of the company's requirements and with regard to the desire for the broadest possible knowledge, experience, commitment and representativeness in the company's governing bodies. One goal is to ensure that the composition of the corporate assembly provides good representation of the company's shareholders. The election committee has given weight to the need for both continuity and new recruitment.

Korsbakken has announced that he wishes to resign as a member of the corporate assembly and as its chair, and thereby from the election committee, at this year's general meeting.

The following shareholder-elected members of the corporate assembly are due for re-election in 2006:

- **Emil Aubert, Ole H Bakke, Bjørn Kristoffersen, Halvard Sæther, Christian Ramberg and Åse Marie Bue**

Recommendation
Pursuant to the articles of association, members of the corporate assembly are elected for a two-year term. Since Korsbakken wishes to resign after one year of his term of office, the election committee proposes that one of the new members be elected for one year. (The date or period when each member was first elected or was previously a member is shown in brackets)

The election committee recommends the re-election of:

- **Emil Aubert (1999), Ole H Bakke (1999), Halvard Sæther (2001) and Christian Ramberg (2004)**

The election committee recommends the election as new members of:

- **Helge Evju (for one year) (1998-2001), Tom Ruud (1997-2001) og Birgitta Rødstøl Næss**

Shareholder-elected alternate members of the corporate assembly are elected every year, and the election committee's recommendation is, in this order:

- **1. Svein Haare (re-election) (2000), 2. Hege Huse (re-election) (2004), 3. Kjersti Narum (re-election) and 4. Siv Fagerland Christensen (re-election)**

Election of three members of the election committee
The committee takes the view that the composition of the election committee should ensure the broadest possible contact with the company's shareholder interests. Continuity in the committee should also be ensured.

The following are recommended for election as members of Norske Skog's election committee:

- **Helge Evju (re-election) (1998), Gunn Wærsted (re-election) (2005) and Ole H Bakke (new)**

In addition, the chair of the corporate assembly will be a member of the election committee and serve as its chair (see the enclosed background information).

Remuneration of the members and alternate members of the corporate assembly
The election committee is required to advise the general meeting on issues relating to compensation for serving on the company's governing bodies. When considering such issues, the committee is designated the compensation committee and enlarged with a member appointed by and from the employee representatives in the corporate assembly. The compensation committee has comprised Ivar B Korsbakken, Helge Evju, Idar Kreutzer and Gunn Wærsted plus Magnus Straume, an employee-elected member of the corporate assembly. The committee has held three meetings during the winter of 2006.

In accordance with previous decisions by the general meeting, most recently on 14 April 2005, the annual fee for the chair of the corporate assembly amounts to NOK 135 000. Members of the corporate assembly, the election committee and the compensation committee (including observers and alternates) receive a fee of NOK 5 200 per meeting. Expenses incurred in connection with meetings are paid in accordance with the government scale for such allowances.

In the compensation committee's view, the prevailing fees are reasonably proportionate to the responsibility and commitment involved in membership of the corporate assembly. In conformity with earlier recommendations, the compensation committee recommends regular adjustments to the fees in order to avoid the need for major upward leaps. The compensation committee accordingly recommends an increase in the fees corresponding to three-four per cent.

The compensation committee makes the following recommendation:

1. With effect from 20 April 2006, the corporate assembly's chair will be paid NOK 140 000 per year. This fee covers participation in the election committee, the compensation committee and other meetings attended by the corporate assembly's chair.

2. With effect from 20 April 2006, the other members of the corporate assembly, the election committee and the compensation committee will receive a fee of NOK 5 400 per meeting day.

3. Travel and accommodation expenses will be paid in accordance with the Norwegian government's scale for such allowances.

Presentation of new candidates for election to governing bodies of

Norske Skogindustrier ASA



Helge Evju
(Corporate assembly)

Place of residence: Skollenborg

Education: Agricultural college, forest agronomist course and agronomic technician course

Present position: Farmer/forest owner

Elected posts:
1999- Vestviken Forest Owners Association, deputy chair
2002- Viken Forest Owners Association, chair
2003- Norwegian Forestry Museum, chair
2004- Committee of shareholders' representatives, Skogbrand, chair
2005- Norwegian Forest Owners Association, chair



Tom Ruud
(Corporate assembly)

Place of residence: Oslo

Education: Engineering degree, Norwegian Institute of Technology

Present position: Group executive vice president, Nordea Bank AB, Stockholm

Elected posts:
2001- VPC AB, Stockholm, deputy chair
2002- Det norske Veritas, director



Birgitta Rødstøl Næss
(Corporate assembly)

Place of residence: Halden

Education: Politics degree, University of Trondheim

Present position: Principal, Østfold University College

Kjersti Narum
(Third alternate, corporate assembly)



Place of residence:	Stange
Education:	Electrical engineering degree, Norwegian Institute of Technology
Present position:	Farmer
Elected posts:	2003- Mjøsen Forest Owners Association, member of the board 2004- Norsvin International, director

Ole H Bakke
(Election committee)



Place of residence:	Vikhammer
Education:	Agricultural University of Norway
Present position:	President, Allskog BA
Elected posts:	1996- Corporate assembly, Norske Skog, member 1996- Støren Trelast, director 2000- Industriflis Nord AS, chair 2004- Tresenteret i Trondheim, director 2005- Norske Virkesmåling, chair 2005- Din Tur AS, chair 2005- Nord Energi AS, director 2005- Treformidling Nord, director

C.3

82-5226

Norske Skog

To the shareholders of Norske Skogindustrier ASA

An extraordinary general meeting of Norske Skogindustrier ASA will be held **at 13.00 on Thursday 22 September 2005** at the company's business offices in Oksenøyveien 80, NO-1326 Lysaker, Norway.

In accordance with article 8 of the articles of association, the notice for the general meeting has been issued by Ivar B Korsbakken, chair of the corporate assembly, who will also chair the meeting.

The agenda is as follows:

To approve a capital increase through subscription to new shares in Norske Skogindustrier ASA.

Norske Skog (the "Company") today owns 50 per cent of PanAsia Paper Company Pte Ltd ("PanAsia"). The Company has signed an agreement to buy the remaining 50 per cent of the shares in PanAsia from Abitibi Consolidated Inc. Norske Skog is to pay USD 600 million (about NOK 3.9 billion) for Abitibi's shares in PanAsia, and will also consolidate the remainder of PanAsia's net interest-bearing debt. The latter amounted to USD 275 million (about NOK 1.8 billion) at 30 June 2005. This means a total enterprise value of USD 1 008 (EUR 830) per tonne of capacity. An earn-out agreement based on PanAsia's 2006 results has also been agreed. Should PanAsia's earnings before interest, taxes, depreciation and amortisation (EBITDA) exceed USD 175 million for 2006, half the excess amount will fall to Abitibi up to a maximum of USD 30 million (about NOK 195 million).

To ensure a secure financial structure for the group, the board proposes that the Company strengthen its equity by some NOK 4 billion through the issue of new shares. This issue will be implemented with a pre-emptive right to subscribe for existing shareholders. The board recommends that the interests of shareholders who do not take advantage of their subscription rights before the close of the subscription period be sought safeguarded through the sale of unused subscription rights. The Joint Global Coordinators for the issue, Nordea and Deutsche Bank, have underwritten the full amount.

Reference is otherwise made to the appendix to this notice, which has been sent to all shareholders with a known address.

The board proposes that the general meeting adopt the following resolution:

1. *The share capital will be increased by a minimum of NOK 222 222 220 and a maximum of NOK 1 000 000 000 through the issue of a minimum of 22 222 222 and a maximum of 100 000 000 shares. Each share will have a nominal value of NOK 10. The final number of shares issued will be determined when the board has fixed the subscription price as specified below, and will correspond to the number of shares which provides the company with a gross issue amount approximately equal to NOK 4.000.000.000.*

2. *The subscription price will be a minimum of NOK 40 and a maximum of NOK 180. Within these limits, the subscription price will be fixed by the board. The subscription price will be fixed before the subscription period opens.*

3. *The company's shareholders at the date of the general meeting, 22 September 2005, will have a pre-emptive right to subscribe for shares. Transferable subscription rights will be issued, except that subscription rights will not be issued to the company for its holding of the company's own shares. The company's shares will be traded exclusive of pre-emptive rights on the Oslo Stock Exchange from and including 23 September 2005.*

   There will be no opportunity to subscribe to shares in excess of the issued subscription rights, and over-subscription is also not permitted. To seek to realise the value of unused subscription rights, the board of the company will sell unutilised subscription rights at the close of the subscription period to Deutsche Bank AG and Nordea Bank Norge ASA (the "Underwriters"). Under the underwriting agreement concluded between the Company and the Underwriters, the Underwriters have undertaken to buy the unused subscription rights and to subscribe for a corresponding number of shares (the "rump shares"). The Underwriters have undertaken in the underwriting agreement to seek to sell the rump shares as quickly as practical at the highest possible price, taking account of market conditions and the number of shares to be

placed. The difference between the net sale proceeds and the subscription price will, subject to certain conditions, fall to the holder of the unused subscription rights as remuneration for the sale of the subscription rights.The obligations of the Underwriters under the underwriting agreement are subject to certain customary conditions being met.

4. *That the subscription period run from 30 September 2005 to 13 October 2005, both days inclusive. Subscription for rump shares will take place as quickly as practical after the close of the subscription period and no later than 20 October 2005.*

5. *The deadline for payment will be 21 October 2005. Payment will be made to a special issue account at Nordea Bank ASA. When subscribing to shares, subscribers domiciled in Norway must specify on the subscription form that they authorise Nordea Bank ASA to charge a specified account for the amount which corresponds to the allocated number of shares. This charge is expected to be made on 21 October 2005. The deadline for payment by the Underwriters for the rump shares is 25 October 2005.*

6. *The capital increase will be conditional on the completion date of the underwriting agreement.*

7. *The new shares will confer the right to dividend from fiscal 2004 for any possible dividend which it is resolved to pay after the capital increase has been registered with the Norwegian Register of Business Enterprises. The new shares otherwise confer rights in the company from the date that the capital increase has been registered with the Norwegian Register of Business Enterprises.*

8. *Article 4 in the articles of association will be amended to show the share capital and number of shares after the capital increase.*

9. *An amount equal to three per cent of the total issue amount will be paid to the Underwriters as a fee for the underwriting and managing the share issue. The content of the underwriting agreement is described above under item 3.*

With reference to item 7, please note that the board, in accordance with the shareholder and dividend policy specified for the company, does not intend to pay a dividend for fiscal 2004 over and above the dividend already paid. The annual accounts for Norske Skogindustrier ASA and the group, the directors' report and the auditor's report for 2004, and the interim reports for the first and second quarters of 2005, are available at **http://www.norske-skog.com**.

Information:

Shareholders wishing to attend the general meeting, either in person or by proxy, must complete and return the attached attendance form, specifying any proxies, by 15.00 on Monday 19 September 2005 to:

Nordea Bank Norge ASA
Issuer services
P O Box 1166 Sentrum
NO-0107 Oslo
Telefax: +47 22 48 63 49

The form can also be transmitted electronically via Norske Skog's web site, but this cannot be used to specify proxies. If the attendance form has not been received by the deadline, as specified in article 8 of the present articles of association, the person concerned may be refused admission to the general meeting. Admission cards will be issued at the door.

To confer entitlement to attend the meeting, a share must be registered in the name of the real owner with the Norwegian Central Securities Depository (VPS).

The company's business offices are close to Lysaker railway station, where taxis are in plentiful supply. Good parking provision is otherwise available at the offices, and parking spaces will be clearly marked.

Lysaker, 7 September 2005

Ivar Korsbakken
Chair, corporate assembly

Norske Skog

To the shareholders of Norske Skogindustrier ASA

Appendix to the notice of an extraordinary general meeting **at 13.00 on Thursday 22 September 2005.**

The board's reasons for proposing a capital increase through an equity issue are specified in the notice of the extraordinary general meeting.

As further background to the proposal, reference is made to the fact that the board of Norske Skog specified the company's present goals and strategies in 2004. These are summarised in the *Vision, Values, Goal and Strategies* document. The company's vision is to be recognised as a world leader in the paper industry, while its goal is to deliver the best shareholder value in this industry. To achieve that, three main strategic choices are specified:

- **Norske Skog will be a low-cost producer**
- **Norske Skog will pursue profitable growth**
- **Norske Skog will focus on its core business**

Acquiring the remainder of the shares in PanAsia falls within the company's present strategy. PanAsia's activities accord with Norske Skog's core business, and therefore, are appropriate for reinforcing and strengthening the company's global position in this business area. Asian newsprint consumption is already higher than in either Europe or North America. Asia, and China in particular, will also account for a significant share of global market growth in coming years. China is the fastest-growing market for paper products, and is expected to account for 30 per cent of total growth and 65 per cent of newsprint expansion on a world basis. The rest of Asia, excluding Japan, is also expected to experience substantial growth but with a lower total volume than China. After the acquisition, 30 per cent of Norske Skog's overall production capacity for newsprint will be located in Asia.

The principal challenge facing Norske Skog, and the industry in general, is low profitability, which primarily derives from market developments. Norske Skog's profitability is also affected by the fact that several of its mills are not sufficiently competitive. Profitability must primarily be improved through a restructuring of the mill portfolio, while the company is simultaneously developed to meet the future and grow profitably. Norske Skog has secured a better basis for facing both these challenges than most of its competitors through its geographical positioning. Acquiring Abitibi's share of PanAsia, which is proposed to be financed by issuing new shares, will give Norske Skog access to the whole cash flow from PanAsia and full operational control over operations in Asia. This will help to safeguard the development and restructuring of all the company's mills, being in Australasia, South America, Europe or Asia. The board believes that great weight must be given to these considerations when assessing the proposal for a capital increase.

No events have occurred since the last balance sheet date which are of significant importance for the company. Reference is nevertheless made to the press release of 7 September 2005, which deals with certain special conditions, see http://www.norske-skog.com. The board takes the view that these conditions do not affect its decision and recommendation to the company's corporate assembly and general meeting.

Lysaker, 7 September 2005

Lars W Grøholt
Chair of the board

Norske Skogindustrier ASA

Application to Reinstate Exemption
Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

File No. 82-5226

Documents Relating to Schedule II
(Volume II of III)

December 8, 2006

D.1

04 Jan. 2005
New Chief Financial Officer

Christian Rynning-Tønnesen (45) has been appointed Chief Financial Officer in Norske Skog.

Rynning-Tønnesen leaves the position as CFO in Statkraft, where he also was responsible for strategic development. He has been in Statkraft's corporate management for 11 years, and has been deputy CEO the last two. Previously, he was with McKinsey for three years and three years with Esso Norway. He graduated as an engineer from NTNU (Norwegian University of Science and Technology), and will start during the spring.

Oxenøen, 4 January 2005

Jan Oksum, CEO
Norske Skog

D.2

07 Jan. 2005
New mill manager Norske Skog Union

Svein Aurstad (55) is appointed new mill manager at Norske Skog Union, Norway. He will assume his new responsibilities February 1st 2005. He will succeed Lars Løchen (62) who will leave on early retirement according to agreement.

Aurstad has worked in different positions in Norske Skog for several years. Before starting his career at Norske Skog Skogn he worked as process engineer at Union from 1977 to 1979. After 7 years as mill manager at Norske Skog Skogn he has worked as integration manager in Norske Canada and Norske Skog Europe. He was appointed mill manager at Norske Skog Parenco in January 2002.

Oksenøen, 7 January 2005
NORSKE SKOG
Corporate Communications

D.3

18 March 2005
Proposed changes to Norsk Skog board

The election committee of Norske Skog has recommended expanding the company's board of directors from seven to nine members by adding one director elected by the shareholders and one elected by the employees.

Ingrid Wiik and Annette Brodin Rampe are recommended for election as new directors. Today's chair, Lars Wilhelm Grøholt, is recommended for re-election. The present deputy chair, Egil Myklebust, is not standing for re-election, and the election committee has recommended Øivind Lund as the new deputy chair.

If the election committee's recommendations are accepted, Norske Skog's shareholder-elected directors will be:

Lars Wilhelm Grøholt, chair
Director since 2001, chair since 2002. Forest owner.

Øivind Lund, deputy chair
Director since 2000. National head for Turkey, ABB.

Gisèle Marchand
Director since 2002. Managing director, Norwegian Public Service Pension Fund.

Halvor Bjørken
Director since 2000. Chair, Forest Owners' Association North.

Ingrid Wiik
New. President and CEO, Alpharma Inc, New York.

Annette Brodin Rampe
New. Senior vice president, Sydkraft AB, Stockholm.

In addition, the employees have nominated the following candidates:
Kåre Leira
Stein-Roar Eriksen
Jarle Halvorsen

The directors will be elected by the corporate assembly, which is due to meet on 14 April immediately after the company's annual general meeting.

Norske Skog
Corporate communications

Further information from:

Hanne Aaberg, senior vice president corporate communications
tel: +47 67 59 90 29
mobile: +47 91 35 16 81

Ivar Korsbakken, chair, corporate assembly
tel +47 23 00 07 51
mob: +47 90 03 64 71

D.4

27 May 2005
Reducing newsprint production

Norske Skog is to halt newsprint production from one of the paper machines at its Norske Skog Follum mill in eastern Norway.

"We are not getting adequately paid because of the excess capacity in today's newsprint market," explains chief executive Jan Oksum.

"This shutdown is the best way of reducing our capacity, and will improve earnings over time."

Paper machine (PM) 2 at Norske Skog Follum is to be closed down on 1 July, and plans call for the production halt to last for the rest of this year.

In consultation with workforce, Norske Skog wants to pursue an extensive continuing and further education programme at the mill - not least to achieve a significant increase in the number of employees with a skill qualification.

"That will allow us to utilise the shutdown to develop expertise as the basis for improved productivity and enhanced competitiveness in future," says Mr Oksum.

Norske Skog Follum has 520 employees. PM2 has an annual capacity of 130 000 tonnes of standard newsprint, and the shutdown will reduce production in 2005 by about 70 000 tonnes.

Unsatisfactory results were reported by Norske Skog for the first quarter of 2005. Although paper prices have risen, this increase has not been sufficient to offset higher costs for energy and other input factors.

In addition to the production shutdown at Norske Skog Follum, the company is planning to reduce its European newsprint output by a further 50 000 tonnes for the remainder of 2005.

"As one of the world's leading manufacturers of newsprint and magazine paper, we must adapt our capacity to the sales volume which provides acceptable earnings," says Mr Oksum.

For further information:
Hanne Aaberg
Senior Vice President Corporate Communications
Ph: +47 67 59 90 29
Mob: +47 913 51 681

Wenche Ravlo
Mill manager at Norske Skog Follum
Ph: +47 32 11 24 20
Mob: +47 970 74 309

Terje Dahlen
Communication manager at Norske Skog Follum
Ph: +47 32 11 21 63
Mob: +47 952 24 171

D.5

07 June 2005

Testing starts at Hebei mill

Pan Asia Paper Company (PanAsia) has begun test operation at the new newsprint mill under construction in China's Hebei province, 280 kilometres south of Beijing.
Commercial production for the Chinese market is expected to start at the end of June, less than two years after construction of the facility began and a month earlier than planned.

PanAsia is owned 50-50 by Norske Skog and Abitibi Consolidated, and owns in turn 80 per cent of the new mill. Local Chinese interests hold the other 20 per cent. The newsprint project has a total budget of USD 300 million, and Norske Skog's share of this investment comes to about NOK 1 billion.

Chinese newsprint consumption has increased sharply over the past few years, and this trend should continue even if the rate of growth is likely to slow somewhat.

"The new mill in China is entirely consistent with our strategy of benefiting from our position in regions where markets are expanding," says Jan Oksum, chief executive of Norske Skog. "We're very pleased that the project has been implemented within budget and faster than planned. Investment costs are low, and the mill will be contributing to our profitability from as early as next year."

The newsprint machine at the Hebei mill is the largest in Asia, with a production capacity of 330 000 tonnes per year - all based entirely on recovered paper.

Plans call for roughly 70 per cent of the output to be sold in Hebei province and the nearby cities of Beijing and Tianjin, which have a combined population of roughly 100 million people.

Establishing the new mill makes PanAsia the largest newsprint manufacturer in Asia, with a total production capacity of 1.8 million tonnes per year.

PanAsia's own press release is attached.

Norske Skog
Corporate Communication

For further information:

Media:
Senior Vice President Corporate Communications
Hanne Aaberg
Phone: +47 67 59 90 29
Mob: +47 913 51 681

Communication Manager
Tom Bratlie
Phone: +47 67 59 93 34
Mob: +47 905 21 904

Finance:
Vice President Investor Relations
Jarle Langfjæran
Phone: +47 67 59 93 38
Mob: +47 901 78 434

PanAsia - Press release

NEWS RELEASE

Hebei PanAsia Long-Teng Paper Starts Production Ahead of Schedule

Singapore, June 7, 2005

Hebei PanAsia Long-Teng Paper Co., Ltd (HPLC) has begun trial runs on the new 330,000 tonnes/yr newsprint machine at its Hebei mill in Zhaoxian County in the Hebei province, some 280 km southwest of Beijing. The first reels of the new paper machine were produced more than 4 weeks ahead of schedule on May 31, 2005. The machine is fully commissioned and commercial quality output on the machine is expected by the end of June. HPLC is an 80%-20% joint-venture between Pan Asia Paper Co. Pte Ltd of Singapore and Hebei Longteng Paper Corporation. PanAsia Paper is in turn a 50%/50% joint venture between Abitibi-Consolidated Inc. of Canada and Norske Skog of Norway.

"We are very pleased with our accomplishments to-date," said Pan Asia Paper President and CEO, Andre Van Hattum. "The project has been completed within the original budget of USD 300 million, which is less than USD 1,000 per tonne of production capacity," added Van Hattum.

The Metso Paper machine, which is the largest in Asia and third largest in the world, is 8 meters wide with a design speed of 2,000 meters per minute. The machine will produce high-quality standard newsprint from 100% recovered paper. The target markets are Beijing, Tianjin and the Hebei province with about 70% of the capacity expected to be delivered to customers within the Greater Beijing area.

"The Hebei mill solidifies PanAsia's presence in China as the most profitable and largest producer of newsprint", said Jan Oksum, President and CEO of Norske Skog. "With the completion of this project, PanAsia Paper also becomes the largest newsprint supplier in the Far East with a total capacity of almost 1.8 million tonnes per year. Combined with our already strong position in China through SPP (Shanghai PanAsia Potential Paper), we will be able to support and profit from the growth in the world's fastest developing region for newsprint consumption," Oksum added.

"China promises the strongest demand growth for newsprint in the world over the next ten years and the overall strategy of PanAsia Paper in China is to become the leading local supplier. Being a local supplier means we are able to service our customers efficiently and cost-effectively with the best possible quality," said John W. Weaver, President and CEO of Abitibi-Consolidated.

HPLC has all elements in place for ISO 9001:2000 and ISO 14001 initial certification, which will be finalized in 2006.

Pan Asia Paper Co. Pte Ltd
4 Shenton Way, #29-01 SGX Centre 2 Singapore 068807
Tel: +65 6327 4188 Fax: +65 6327 4264/5 http://www.panasia.com.sg

Pan Asia Paper Co. Pte Ltd

Pan Asia Paper Co. Pte Ltd, headquartered in Singapore, is a leading supplier of newsprint and other publication paper. World-class production facilities are located in Jeonju and Cheongwon in South Korea; Singburi in Thailand; and Shanghai and Hebei province in China. The aggregated current capacity of PanAsia Paper's mills amounts to 1,650,000 tonnes of newsprint and 135,000 tonnes of other publication paper.

PanAsia Paper is also the sole distributor in the Asia-Pacific region for its two equal shareholders, Abitibi-Consolidated Inc. and Norske Skogindustrier ASA and its affiliates.

PanAsia Paper markets almost two million tonnes of newsprint and groundwood specialties produced in Asia, North America, Europe and Oceania to nearly 20 countries in the Asia-Pacific.

PanAsia Paper employs approximately 2100 people.

For media queries, please contact

Mr. Jason Lee
Assistant Manager, Corporate Marketing and Communications
Pan Asia Paper Co. Pte Ltd
Tel: (65) 6438 1092
Fax: (65) 63274264/5
Email: jason.lee@panasia.com.sg

Ms. Paula Smith
Director, Corporate Marketing and Communications
Pan Asia Paper Co. Pte Ltd
Tel: (65) 6438 1905
Fax: (65) 63274264/5
Email: paula.smith@panasia.com.sg

Ms Emily Han
Executive Assistant, External Affairs
Hebei PanAsia Long-Teng Paper Co., Ltd.
Tel: (86) 311-84855555 ext. 216
Fax: (86) 311-84955520
Email : emily.han@hplchina.cn

D.6

17 June 2005

Norske Skog, NorskeCanada dissolving U.S. marketing joint venture

Norske Skog and NorskeCanada, in which Norske Skog owns 29.4 per cent, have agreed to dissolve a joint venture arrangement that was formed in 2001 to market their specialty paper products in North America.

-The joint venture in North America was important in promoting Norske Skog's and NorskeCanada's complementary product lines during the integration period that followed our acquisition of Fletcher Challenge Paper in 2000, said Jan Oksum, chief excecutive officer of Norske Skog.

The companies reached a mutual decision that sales of their individual products can now best be managed by their own organizations and that the joint venture, Norske Skog North America (NSNA), will no longer be responsible for these sales effective 1 October 2005.

-Norske Skog will continue to have a significant presence in the publication paper market in North America through Norske Skog (USA) Inc. Norske Skog remains firmly committed to the strong and longstanding relationships with our customers in the region, said Jan Oksum.

Both companies will use the transition period between now and 1 October to realign their independent organisational structures to serve customers.

Jan Oksum said that Norske Skog will continue to provide support from its global operations in acting as an agent for NorskeCanada in South America. In Asia, NorskeCanada's paper products are sold through Panasia Paper Co. in which Norske Skog owns 50 per cent.

Norske Skog is one of the worlds leading suppliers of newsprint and magazine paper. The company is a true global supplier with operations and leading market positions on five continents.

Norske Skog
Corporate Communications

For further information:

Media:
Senior Vice President Corporate Communications
Hanne Aaberg
Phone: +47 67 59 90 29
Mob: +47 913 51 681

Finance:
Vice President Investor Relations
Jarle Langfjæran
Phone: +47 67 59 93 38
Mob: +47 901 78 434

D.7

RECEIVED
2006 DEC 12 P 2:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

01 July 2005

Class actions in the USA

The Norwegian daily newspaper, Dagens Næringsliv, has today published an article about the class actions that have been initiated in the USA against a number of companies in the North American and European paper industry, including Norske Skogindustrier ASA, Norske Skog (USA) Inc, Norske Skog North America LLC and Norske Skog Canada Ltd.

The class actions have been communicated a number of times in Norske Skogs official reports, including the annual report for 2004.

A class action can take a long time to reach any conclusion. Today's article in Dagens Næringsliv adds no new information to this case.

Oxenøen, 1 July 2005
Norske Skog
Corporate Communications

D.8

27 July 2005

Closure of Norske Skog Union recommended

The management of Norway's Norske Skog is working on a plan to permanently shut the Norske Skog Union mill in Norway during the first quarter of 2006. The reason for this action is persistent excess capacity in the European paper industry.

"We're one of the world's leading manufacturers of publication papers, and must adapt our capacity to the volume which yields acceptable earnings," says chief executive Jan Oksum.

Norske Skog Union has 380 employees and an annual production capacity of 260 000 tonnes. The mill workforce is being briefed about the position at meetings today.

The Norske Skog group has traditionally maintained close and good collaboration between employees and the management. Mr Oksum is today at Norske Skog Union.

"I very much understand the sense of uncertainty being felt by our personnel at Norske Skog Union," he says, and notes that the unions will be involved in further work on the plan.

The board of Norske Skog will discuss the matter at its meeting on 2 August.

A final decision on this issue will be taken by the corporate assembly of Norske Skog.

Further information from:

Media:
Tom Bratlie
Communication Manager
Corporate Communication
Mobile: +47 90 52 19 04
Tel: +47 67 59 93 34

Financial market:
Jarle Langfjæran
Vice President
Investor Relations
Mobile: +47 90 97 84 34

Press conference
A press conference is to be held at Norske Skog Union at 17:00 today. CEO and Presiden Jan Oksum will attend the press conference. For further information, please contact Benedicte Gude on phone no. +47 67 59 92 84 or mobile +47 959 07 951.

D.9

01 Aug. 2005
Top politicians meet Norske Skog CEO

A number of key national politicians and party leaders were briefed this morning by chief executive Jan Oksum about the background for the proposal to close the Norske Skog Union mill.

Held in the company's headquarters at Oksenøya outside Oslo, the meeting was told that Norske Skog faces new market conditions for its products in Europe.

Excess capacity and low prices mean that the company and the industry as a whole have delivered very weak results since 2002. European production capacity must accordingly be reduced.

Located in Skien south of Oslo, Norske Skog Union has the weakest results of the company's mills, and has failed to deliver a profit for the 2002-05 period.

"We must cut capacity in Europe, and the best solution is to close down this unit," Mr Oksum explained to the meeting. "In practice, it would take 250 000 tonnes of capacity out of the market.

"Continuing operations solely on the basis of book paper is no alternative, because excess capacity for paper would not be reduced and we would have to reduce output at other mills.

"Closing Norske Skog Union will strengthen the rest of the group, and more than 6 000 jobs in Norway and abroad, by allowing them to take over the volumes currently produced by this mill."

Mr Oksum emphasised to the politicians that management and employees would continue to pursue open discussions until a final decision is taken by the company's board and corporate assembly.

He gave assurances that the company would make every effort to assist the workforce at Norske Skog Union in these difficult circumstances.

Further information from:

Media:	*Financial market:*
Tom Bratlie	**Jarle Langfjæran**
Communication Manager	Vice President
Corporate Communication	Investor Relations
Mobile: +47 90 52 19 04	Mobile: +47 90 97 84 34
Tel: +47 67 59 93 34	

D.10

02 Aug. 2005
Norske Skog board supports closure proposal

The board of directors of Norske Skog has approved the management's proposal to initiate a formal process with a view to the permanent closure of the Norske Skog Union mill.

A final decision by the board and corporate assembly is expected in September, with the intention of shutting the mill at Skien in Norway during the first quarter of 2006.

"Closing Norske Skog Union will be the first step in a restructuring plan for investment in our Norwegian facilities," says chief executive Jan Oksum.

The background for the recommendation is persisting excess capacity in European newsprint production, which caused unsatisfactory results for some time.

"The fundamental reality underlying the proposal to close Norske Skog Union is that our capacity for paper production in Europe is too large in relation to customer needs," says Mr Oksum.

"A closure of the mill will strengthen the rest of the group as well as more than 6 000 jobs in Norway and abroad, which can take over the volumes from Norske Skog Union."

He says that the company has assessed an outline proposal from the Norwegian industry minister for a package of measures relating to the mill.

"We will improve our annual results by more than NOK 200 million by closing the mill. In that perspective, the minister's proposal represents just one-two months of savings for us.

"I have great understanding of the uncertainty felt by our employees at Norske Skog Union. We will continue to work closely with the mill workforce and the authorities in the ongoing process."

Further information from
Media
Hanne Aaberg, senior vice president, corporate communications, tel: +47 67 59 93 34, mobile +47 90 52 19 04

Tom Bratlie, communication manager, corporate communications, mobile: +47 90 52 19 04, tel: +47 67 59 93 34

Financial market
Jarle Langfjæran, vice president, investor relations, mobile: +47 90 97 84 34

D.11

04 Aug. 2005
Offer for Norske Skog Union

Norske Skog has today received an offer from a group of Norwegian investors to buy the Norske Skog Union mill in Skien south of Oslo for NOK 100 million.

The company will contact the bidder to see whether this offer provides any opportunities which do not involve continued production of paper.

In general terms, Norske Skog is open to dialogue with any interested party or parties who can contribute to a solution which does not continue paper production at the mill.

Oxenøen, 4 August 2005

Norske Skog
Corporate Communications

D.12

08 Aug. 2005
Norske Skog must reverse negative trend

Earnings by Norske Skog have declined substantially from a figure of almost NOK 4 billion in 2001, chief executive Jan Oksum told a press conference today.

"We earned only NOK 210 million on revenues of just over NOK 25 billion in 2004," he said. "We have a responsibility to reverse this trend, and must act before our results deteriorate further.

"We understand part of the debate now under way about our proposal to shut down the Norske Skog Union mill south of Oslo. But we also see a need to express ourselves more clearly."

Mr Oksum emphasised that no final decision has yet been taken, but said that the group is involved in a process where a possible shut-down of Norske Skog Union is under consideration.

He expressed great understanding for the sense of uncertainty being felt by Norske Skog Union employees during this process.
"I will accordingly do my utmost to give them attention and support.

"I wouldn't have subjected our employees and the company to this unless I was convinced that a closure of the mill is needed to strengthen Norske Skog and safeguard more than 6 000 jobs worldwide."

Norske Skog has an organisation for assisting employees at Norske Skog Union at this difficult time. Preparations are also being made to give longer-term help.

One of Norske Skog's biggest challenges is that the group is currently paying heavily to maintain a level of production capacity which exceeds market demand.

To improve profitability, spare capacity at other mills must be utilised by transferring production from the weakest unit - which is Norske Skog Union.

Production capacity in the European market for bulky book paper is twice as high as annual sales of this product, which total 600 000 tonnes.

"Closing Norske Skog Union cuts our European capacity by 11 per cent,"Mr Oksum told the press conference. "That gives us an annual saving of NOK 200 million."

This mill has the weakest results of all Norske Skog's mills, and failed to earn money overall in 2002-05. Its size and location also prevent further expansion.

Mr Oksum emphasised that a sale of the mill which allowed paper production to continue would not solve the problem of excess capacity for either newsprint or book paper. Machines producing book paper can easily be converted to newsprint.

"We need to transfer orders from Norske Skog Union to other mills in the group with spare capacity, and that won't happen if it continues operating," Mr Oksum said.

He added that he had been in touch with bidders for the mill and had requested a meeting.

Norske Skog also contacted the Norwegian Competition Authority on 5 August after this agency expressed interest in the matter, and a meeting is scheduled for later this week.

Oxenøen, 8 August 2005

Norske Skog
Corporate communications department

Further information:

Hanne Aaberg
Senior Vice President
Corporate Communications

Phone: +47 913 51 681

D.13

23 Aug. 2005
New jobs for Union workers have top priority

An organisation has been put in place to help workers at Norske Skog Union in finding new jobs if Norske Skog's corporate assembly approves the decision to close the mill south of Oslo.

Certain measures have already been initiated to look after employees after the announcement of the closure plan earlier this summer.

"We've joined forces with specialists in change processes to establish contingency arrangements for taking care of our employees in a difficult period," says chief executive Jan Oksum.

"It's important for me personally that we can maintain the good cooperation we've traditionally had with the unions in Norske Skog in these difficult times.

"We'll be collaborating to find the best possible solutions which ensure that as many workers as possible find new jobs in the district. I'm concerned to secure active and open communication on all such activities."

He notes that personnel at Norske Skog Union generally have a very high level of expertise, which will be attractive to other Norske Skog units and to companies in the local Grenland region.

"We've had a meeting with ScanWafer, which needs a large number of additional industrial workers. The top priority is to help employees secure a new permanent job.

"Personnel who're willing to move on a permanent basis will also be offered new jobs at alternative Norske Skog units."

Opportunities to work in other parts of the group, both nationally and internationally, will be identified and offered to Norske Skog Union employees.

The roughly 30 apprentices at the mill will be offered a solution which ensures that they can complete their training, either at Norske Skog's other Norwegian mills or through deals with companies in the region.

Older workers will be offered jobs at other Norske Skog units or allowed to continue working at the mill site in such roles as security at and maintenance of the plant after its closure.

Employees who can immediately transfer to a new job will only have to work brief periods of notice, or none at all.

Norske Skog will also ensure that existing employees who have started to train for formal certification or trade qualifications will be able to complete the course.

Other experienced operatives without formal trade qualifications will also be offered the opportunity to train and qualify.

A total of 12 employees have signed up to this programme, and seven have already begin training at the Norske Skog Follum mill in Hønefoss north of Oslo.

The Norske Skog management and union officials are due to hold discussions on the content of a financial package of support measures.

These could include help with moving costs or long-distance commuting for employees and apprentices who accept the offer of transferring to another Norske Skog mill.

The company is also ready to seek good solutions for early retirement packages, severance pay schemes and support for further education.

Oksenøya, 23 August 2005

Norske Skog
Corporate communications

D.14

09 Sept. 2005

The Corporate Assembly approves acquisition of PanAsia

Norske Skog's Corporate Assembly has today unanimously approved the acquisition of the 50 % of shares in PanAsia currently being owned by Canada's Abitibi Consolidated. The Corporate Assembly consists of 12 members elected among the shareholders, and 6 members elected among employees in Norway.

Approval by the competition and regulatory authorities in relevant countries and regions are also required to complete the transaction. In addition, the acquisition depends on the completion of a share issue which is subject to approval by an extraordinary general meeting of Norske Skog's shareholders on 22 September. Norske Skog will consolidate PanAsia as a wholly-owned subsidiary with effect from the date of the closing of the acquisition, which is expected to occur before the end of 2005.

This acquisition will make Norske Skog the sole owner of PanAsia, which ranks as the largest newsprint manufacturer in Asia and has leading market positions in China, Korea and Thailand. The Norske Skog group will become the world's largest manufacturer of newsprint through the acquisition, with 30% of its newsprint capacity located in Asia.

Oxenøen, September 9, 2005

NORSKE SKOG

Corporate Communication

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

The information contained herein is not for publication or distribution in or into the United States of America. The materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of Securities in the United States of America.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

82-5226

Norske Skog **CorporateNews**

Norske Skog to become sole owner of PanAsia

World's largest newsprint manufacturer

An agreement has been reached whereby Norske Skog will acquire the 50% shareholding in PanAsia Paper Company held by Canada's Abitibi-Consolidated. This will make Norske Skog the sole owner of PanAsia, which ranks as the largest newsprint manufacturer in Asia and has leading market positions in China, Korea and Thailand. The Norske Skog group will become the world's largest manufacturer of newsprint through the acquisition, with 30% of its newsprint capacity located in Asia.

"Sole ownership of PanAsia will give us full access to the largest and fastest-growing market for newsprint in the world, " says Norske Skog chief executive Jan Oksum. "The investment is fully in line with our strategy. We have gradually increased our holding in PanAsia over the last seven years, and we will be taking over a modern and competitive company. This region offers the most interesting future opportunities for Norske Skog. Although our collaboration with Abitibi has worked well, we see considerable advantages in being the sole owner."

A final agreement on the acquisition is conditional on approval by the corporate assembly of Norske Skog on 9 September. Approval by the competition and regulatory authorities in relevant countries and regions are also required. In addition, the acquisition depends on the completion of a share issue which is subject to approval by an extraordinary general meeting of Norske Skog's shareholders on 22 September. Norske Skog will consolidate PanAsia as a wholly-owned subsidiary with effect from the date of the closing of the acquisition, which is expected to occur before the end of 2005. Deutsche Bank is the sole financial advisor to Norske Skog in this transaction.

Financing
Norske Skog is paying USD 600 million (approx. NOK 3.9 billion) for Abitibi's shares in PanAsia. It will also consolidate the rest of PanAsia's net interest-bearing debt, which totalled USD 275 million (approx. NOK 1.8 billion) at 30 June. That represents a total enterprise value of USD 1 008 (EUR 830) per tonne of capacity. In addition, Abitibi is entitled to an adjusted purchase price, limited to USD 30 million, to be based on splitting the proportion of PanAsia's 2006 EBITDA that exceeds USD 175 million.

The acquisition will be financed by a rights issue of approx. NOK 4 billion (USD 615 million), fully underwritten by Deutsche Bank and Nordea. See the separate release/announcement on this issue for further details.

Quarter of capacity in Asia
Following the acquisition, 25% of Norske Skog's total capacity – including magazine paper as well as newsprint – will be located in Asia. This continent already consumes more newsprint than either Europe or North America, and growth, particularly in China, is expected to remain substantial in coming years.

Five mills
PanAsia is the sole owner of two newsprint mills in Korea and has a majority holding in two mills in China and one in Thailand. Its total annual production capacity on a 100% basis is 1.8 million tonnes. Paper machines built since 1990 account for 70% of this capacity. This means the mills are modern and efficient. In addition, PanAsia has very high health and safety standards.

After the take-over, PanAsia will change its name to Norske Skog PanAsia. Dag Tørvold, currently head of PanAsia in Korea, will become executive vice president for Norske Skog's Asian operations.

Studying investment in Norway

The Board of Norske Skog has approved a study of possible major investments in Norway. The company's Norske Skog Skogn and Norske Skog Saugbrugs mills are currently highly competitive, and the assessment will consider whether Norske Skog Follum can be expanded into a third similar unit . A decision on a possible new paper machine will be considered in conjunction with the closure of other and less competitive machines at the mills in Europe. The study will accordingly consider profitability, general business conditions, and market and capacity aspects in an overall perspective.

Brazil project postponed

Norske Skog has carried out a main study on a possible new paper machine at the Norske Skog Pisa mill in Brazil. The study concludes that such an investment will be positive for the company, but certain aspects relating to the general operating conditions remain to be resolved. The Board of Norske Skog has therefore decided that further consideration of this project will be postponed until further notice. A decision on the project can be taken in 2006, at the earliest.

Share issue by Norske Skog

The Board of Norske Skog has resolved to recommend to an extraordinary general meeting of its shareholders that the company implements a rights issue to raise up to NOK 4 billion (USD 615 million) of equity capital.

This funding is intended to finance the acquisition of the remaining 50 % of the shares in PanAsia Paper Company, not already owned by Norske Skog.

Existing shareholders will have a pre-emptive right to subscribe to shares in the issue. The joint global coordinators of the issue are Deutsche Bank and Nordea, which have also underwritten the amount to be raised. The issue price will be determined by the Board and the underwriters after the general meeting has approved the share issue.

The preliminary timetable is as follows:
20 September: Interim update, based on management account, showing revenue, EBITDA and EBIT for July and August 2005, compared with July and August 2004
22 September: Decision by the extraordinary general meeting
23 September: Trading of shares on an ex-rights basis
30 September: Trading starts in subscription rights
30 September - 13 October: Subscription period
26 October: Trading is expected to begin in the new shares

The Corporate News is published by Norske Skog Corporate Communications.

Phone: +47 67599029
Email: hanne.aaberg@norskeskog.com

Attachment to release from Norske Skog about acquisition of 50 % of Pan Asia Paper

Basis for the composition of pro forma figures

The pro forma figures are prepared to illustrate the effect of Norske Skog's acquisition of the 50 % share of Pan Asia Paper Company from Abitibi Consolidated as if the transaction had occurred on 1 January 2004 for the 2004 pro forma numbers, and 1 January 2005 for the 2005 pro forma numbers.

Pan Asia Paper Company has been a joint venture (50/50 ownership) between Norske Skog and Abitibi Consolidated. Norske Skog has accounted for the investment in the joint venture by using proportional consolidation. This means that 50 % of Pan Asia Paper Company's accounts have been consolidated into the Norske Skog group accounts on a line by line basis. In the pro forma figures, the Pan Asia accounts have been consolidated into Norske Skog's group accounts on a 100 % basis.

The cost price for the acquired 50 % of Pan Asia is multiplied with two and then used to estimate the fair values of Pan Asia's assets and liabilities on a 100 % basis. This fair value exercise is performed at the date of the business combination, which is assumed to be 30 June 2005. Identified fair values have been allocated to operational fixed assets. Any fair value from Norske Skog's previous acquisitions of Pan Asia is written up ("step up") to reflect the fair value of Pan Asia based on the cost price of the acquisition of the last 50 %. These "step ups" at each pro forma period results in assets and liabilities at actual fair value. Therefore the fair value of Pan Asia is kept constant throughout the pro forma period.

The best estimate of the remaining useful life of the operational fixed assets of Pan Asia is 15 years at the start of the pro forma period, 1 January 2004. The pro forma figures are prepared for 2004 and YTD Q2 2005. At the business combination date 30 June 2005, the estimated remaining useful life of the fair value is therefore13.5 years. The fair value on fixed assets is depreciated on a linear basis over this period. The 13,5 years depreciation is used both for calculating depreciation in the 2004 income statements, and in the year to date 30 June 2005 income statement.

It is assumed that the purchase of the 50% part of Pan Asia is financed by equity, and therefore no finance costs have been reflected in the pro forma numbers.

A deferred tax liability is recognised to reflect the tax increasing temporary difference between the book value and the tax value of the fair values recognised from the transaction.

Tax cost is calculated based on a tax rate of 28 %.

Any transactions between Norske Skog and Pan Asia Paper Company are eliminated on a 100% basis.

Pro forma profit and loss per 30.06.2004

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Revenue	12 314	1 511	13 825
Variable costs	-7 262	-1 087	-8 349
Other operating expenses	-2 861	-196	-3 057
Restructuring costs	-63	0	-63
EBITDA	2 128	228	2 356
Depreciation and amortisation	-1 582	-186	-1 768
Impairments	-167	0	-167
EBIT	379	42	421
Affiliated companies	-115	0	-115
Financial items	-533	-24	-557
Other items	0	0	0
Pre-tax profit	-269	18	-251
Taxes	123	1	124
Profit before minorities	-146	19	-127
Minority interests	2	1	3
Net earnings	-148	18	-130

Pro forma profit and loss per 31.12.2004

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Revenue	25 302	3 089	28 391
Variable costs	-15 326	-2 253	-17 579
Other operating expenses	-5 673	-401	-6 074
Restructuring costs	-63	0	-63
EBITDA	4 240	435	4 675
Depreciation	-3 093	-363	-3 456
Impairments	-110	0	-110
EBIT	1 037	72	1 109
Affiliated companies	-44	0	-44
Financial items	-783	112	-671
Other items	0	0	0
Pre-tax profit	210	184	394
Taxes	419	-11	408
Profit before minorities	629	173	802
Minority interests	8	8	16
Net earnings	621	165	786

Pro forma profit and loss per 30.06.2005

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Revenue	12 194	1 440	13 634
Variable costs	-7 312	-1 008	-8 320
Other operating expenses	-2 804	-199	-3 003
Restructuring costs	0	0	0
EBITDA	2 078	233	2 311
Depreciation	-1 504	-180	-1 684
Impairments	-69	0	-69
EBIT	505	53	558
Affiliated companies	-73	0	-73
Financial items	-486	-12	-498
Other items	0	0	0
Pre-tax profit	-54	41	-13
Taxes	11	-5	6
Profit before minorities	-43	36	-7
Minority interests	7	6	13
Net earnings	-50	30	-20

Pro forma balance sheet per 30.06.2004

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Intangible fixed assets	4 834	147	4 981
Operational fixed assets	31 102	5 342	36 444
Affiliated companies	1 902	0	1 902
Long-term receivables	450	10	460
Fixed assets	**38 288**	**5 499**	**43 787**
Inventory	2 650	272	2 922
Receivables	4 089	587	4 676
Short-term investments	525	0	525
Liquid assets	532	134	666
Current assets	**7 796**	**993**	**8 789**
Total assets	**46 084**	**6 492**	**52 576**
Paid-in equity	8 460	3 928	12 388
Retained earnings	10 291	-81	10 210
Minority interests	229	221	450
Shareholder's equity	**18 980**	**4 068**	**23 048**
Deferred taxes	2 671	665	3 336
Interest-free long-term liabilities and obligations	1 045	29	1 074
Interest-bearing long term liabilities	17 244	904	18 148
Interest-free current liabilities	4 343	420	4 763
Interest-bearing current liabilities	1 801	406	2 207
Total liabilities and shareholder's equity	**46 084**	**6 492**	**52 576**

Pro forma balance sheet per 31.12.2004

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Intangible fixed assets	4 804	130	4 934
Operational fixed assets	30 005	5 600	35 605
Affiliated companies	1 858	0	1 858
Long-term receivables	390	15	405
Fixed assets	**37 057**	**5 745**	**42 802**
Inventory	2 299	264	2 563
Receivables	4 050	508	4 558
Short-term investments	470	0	470
Liquid assets	419	101	520
Current assets	**7 238**	**873**	**8 111**
Total assets	**44 295**	**6 618**	**50 913**
Paid-in equity	8 460	3 928	12 388
Retained earnings	10 549	-153	10 396
Minority interests	186	176	362
Shareholder's equity	**19 195**	**3 951**	**23 146**
Deferred taxes	2 419	678	3 097
Interest-free long-term liabilities and obligations	1 032	28	1 060
Interest-bearing long term liabilities	17 264	1 362	18 626
Interest-free current liabilities	3 889	345	4 234
Interest-bearing current liabilities	496	254	750
Total liabilities and shareholder's equity	**44 295**	**6 618**	**50 913**

Pro forma balance sheet per 30.06.2005

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Intangible fixed assets	4 873	147	5 020
Operational fixed assets	29 966	6 162	36 128
Affiliated companies	1 910	0	1 910
Long-term receivables	1 087	12	1 099
Fixed assets	**37 836**	**6 321**	**44 157**
Inventory	2 738	311	3 049
Receivables	4 299	495	4 794
Short-term investments	445	0	445
Liquid assets	369	174	543
Current assets	**7 851**	**980**	**8 831**
Total assets	**45 687**	**7 301**	**52 988**
Paid-in equity	8 477	3 928	12 405
Retained earnings	10 288	74	10 362
Minority interests	190	178	368
Shareholder's equity	**18 955**	**4 180**	**23 135**
Deferred taxes	2 396	724	3 120
Interest-free long-term liabilities and obligations	1 019	39	1 058
Interest-bearing long term liabilities	17 616	1 765	19 381
Interest-free current liabilities	4 362	391	4 753
Interest-bearing current liabilities	1 339	202	1 541
Total liabilities and shareholder's equity	**45 687**	**7 301**	**52 988**

Pan Asia stand alone profit and loss (USGAAP)

Mill USD	YTD 30.06.2004	2004	YTD 30.06.2005
Revenue	**478**	**990**	**482**
Variable costs	-357	-741	-346
Other operating expenses	-57	-119	-63
Restructuring costs	0	0	0
EBITDA	**65**	**130**	**74**
Depreciation and amortisation	-36	-71	-39
Impairments	0	0	0
EBIT	**29**	**59**	**34**
Affiliated companies	0	0	0
Financial items	-7	-8	-9
Other items	0	0	0
Pre-tax profit	**22**	**51**	**26**
Taxes	-5	-14	-7
Profit before minorities	**17**	**37**	**19**
Minority interests	0	2	2
Net earnings	**17**	**35**	**17**

Pan Asia stand alone balance sheet (USGAAP)

Mill USD	30.06.2004	31.12.2004	30.06.2005
Intangible fixed assets	42	43	44
Operational fixed assets	1 065	1 299	1 359
Affiliated companies	0	0	0
Long-term receivables	3	4	4
Fixed assets	**1 110**	**1 346**	**1 407**
Inventory	78	88	95
Receivables	181	173	157
Short-term investments	0	0	0
Liquid assets	39	33	53
Current assets	**298**	**294**	**305**
Total assets	**1 408**	**1 641**	**1 712**
Paid-in equity	600	600	600
Retained earnings	167	248	244
Minority interests	63	58	55
Shareholder's equity	**830**	**906**	**898**
Deferred taxes	59	70	76
Interest-free long-term liabilities and obligations	8	9	12
Interest-bearing long term liabilities	261	451	539
Interest-free current liabilities	133	120	125
Interest-bearing current liabilities	117	84	62
Total liabilities and shareholder's equity	**1 408**	**1 641**	**1 712**

We may have an issue regarding impairment with respect to our investment in NorskeCanada

At present, the market value of our investment in NorskeCanada is lower than the book value of our investment. We have based our valuation of the investment on the underlying business, using the same method of valuation we use to value our other assets. If Norske Skog's investment in NorskeCanada continues to have a market value lower than its book value, it is possible that we may have to write-down our investment in NorskeCanada, which may have a material adverse effect on our profits in the relevant quarter.

Canadian Tax Review

One of our subsidiaries, an indirectly wholly-owned, inactive, Canadian company, is the subject of a tax review by the Canada Revenue Agency (the "CRA"). The subsidiary was part of the pulp and paper business purchased by us in July 2000 from Fletcher Challenge Limited. The subsidiary had participated in a financing structure through which Fletcher Challenge borrowed funds in Canada and advanced such funds to active businesses carried on by subsidiaries of Fletcher Challenge in New Zealand and as a result obtained various tax benefits. The CRA has been provided with documentation for the financing structure and has told us that the next step will be to agree on the relevant facts.

If the CRA were to challenge the effectiveness of the structure and issue a reassessment, the Canadian subsidiary could be subject to a tax claim of up to approximately C$800 million (approximately NOK 4.2 billion), which includes interest through June 30, 2005. We do not know whether there will be any reassessment of the Canadian subsidiary but if a reassessment is issued, it would be vigorously challenged by us in the Canadian courts.

Under IFRS, we are obliged to make a provision in our financial statements if it is more likely than not that the Canadian subsidiary will be required to make a payment in connection with this matter. We have made no provision in respect of this matter.

We have sought and received professional advice on the merits of the matter which supports our position.

D.15

26 Sept. 2005
New mill opens in China

The Hebei newsprint mill in China was officially opened today. The mill is owned by PanAsia, which will be wholly owned by Norske Skog by year end.

The Hebei mill has Asia's largest newsprint machine, and will have an annual production capacity of 330 000 tonnes. This production is completely based on recycled paper.

Approximately 70% of the production will be sold in Hebei province including the nearby cities of Beijing and Tianiin. The total population of this area is about 100 million.

The mill cost about NOK 2 billion, and was built in two years. After the acquisition of PanAsia, Norske Skog will own 80% of the mill, with the rest owned by Chinese interests.

Asia is the world's fastest growing market for newsprint. In China, it is expected that the annual growth in newsprint demand will be almost 6% until 2014. With the acquisition of PanAsia, Norske Skog will be the leading producer of newsprint in the region.

Oxenøen, 26 September 2005

Norske Skog
Corporate Communication

D.16

28 Sept. 2005

Competition authority shelves Union issue

Norske Skog has been notified today by the Norwegian Competition Authority that its conduct over the recommendation to close the Norske Skog Union mill has not contravened section 11 of Norway's Competition Act, which prohibits the abuse of a dominant market position.

The authority finds that neither the Act nor relevant practice provides any basis for compelling Norske Skog to sell Norske Skog Union.

In the authority's view, weighty considerations argue in favour of allowing companies a free hand to restructure their activities to ensure efficient operation.

This decision is entirely in accordance with Norske Skog's expectations over the issue.

The management's recommendation to close down Norske Skog Union will be considered by the Norske Skog board of directors and corporate assembly on 3 and 4 October respectively.

Oxenøen, 28 September
Norske Skog
Corporate communications

D.17

29 Sept. 2005

Forest owner cooperative has sold subscription rights in Norske Skog

In connection with the upcoming equity issue in Norske Skog, the Forest owner associations have altogether sold 9 548 000 subscription rights at a price of NOK 10.015 per subscription right. The transaction was concluded through ABG Sundal Collier.

As previously announced, the Forest owner cooperative will strongly participate in the equity issue in Norske Skog and the Forest owner associations have thus planned to used their remaining 19 million subscription rights in connection with the equity issue.

(This release was received from the Forest owner cooperative on 29 September 2005)

Norske Skog
Corporate communication

D.18

03 Oct. 2005
Board recommends mill closure

The board of directors of Norske Skog today accepted the recommendation from the management to close the Norske Skog Union mill in Skien south of Oslo.

This approval was given by 6 votes to 3. A proposal from employee elected members of the board to postpone the decision was voted down. A final decision on the closure is to be taken tomorrow by the corporate assembly of Norske Skog.

If the latter votes to accept the board's recommendation, operations at Norske Skog Union will cease in the first quarter of 2006.

Agreement on a severance package has been reached between the company and the workforce, with the main emphasis on helping those affected to find new jobs in Norske Skog or elsewhere.

The agreement also embraces severance for all employees and redundancy payments as well as special measures for older workers.

Oxenøen, 3 October 2005
Norske Skog
Corporate communications

D.19

RECEIVED
2006 DEC 12 P 2:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04 Oct. 2005
Financial Calender 2006

Thursday, February 2: Preliminary figures, full year 2005
Thursday, April 20: Annual General Meeting
Thursday, May 4: 1st quarter 2006
Thursday, August 3: 2nd quarter 2006
Wednesday, November 2: 3rd quarter 2006

Oxenøen, October 4, 2005

NORSKE SKOG
Investor Relations

D.20

04 Oct. 2005
Corporate assembly approves Norske Skog Union closure

The corporate assembly of Norske Skog today agreed with the board's recommendation to close the Norske Skog Union mill in Skien south of Oslo. Operations at this facility are due to be wound up during the first quarter of 2006.

Agreement on a severance package has been reached between the company and the workforce, with the main emphasis on helping those affected to find new jobs in Norske Skog or elsewhere.

This agreement also embraces severance payments for all employees as well as special measures for older workers.

The decision was reached by nine votes against nine, and the decision was therefore reached through the chairman's casting vote.

Oxenøen, 4 October 2005
Norske Skog
Corporate communications

D.21

18 Oct. 2005

Commitment to young readers extended

Norske Skog is to commit NOK 22.5 million to a further five-year collaboration with the World Association of Newspapers (WAN) on securing new generations of readers for print newspapers.

The Newspapers in Education scheme retains a key place in this project, but work will also be intensified on developing young journalists.

In addition, greater efforts will be made to encourage product development and marketing by newspapers aimed at young readers as a specific category.

The current collaboration agreement with the WAN expires in 2007, but Norske Skog has resolved to extend its involvement from 2008 to 2013.

"We see that purposeful work with young readers is yielding results," says Jan Oksum, president and CEO of the Norwegian-based company.

"This involves a long-term commitment, where results take years rather than days to emerge.

"It's important for us as the world's largest newsprint manufacturer, and for our customers, that new generations improve their reading skills and discover the value of daily newspaper reading."

No other information channel can beat a newspaper for the breadth and depth of the information it conveys, or for its ability to surprise, please and entertain, Mr Oksum notes.

"You need neither broadband nor electricity to read a newspaper. You can enjoy it wherever you are and whenever you want."

Newspapers in Education currently has activities in more than 60 countries, and this figure has risen substantially since Norske Skog's collaboration with the WAN began in 2003.

The aim has been to establish newspapers in the classroom in new democracies where the press has gradually achieved improved working conditions.

Timothy Balding, director general of the WAN, says that the partnership with Norske Skog has put work on young readers into a completely different league.

"We're very pleased that Norske Skog wants to continue this collaboration beyond the agreed period," he notes.

"The work of winning new generations of readers for printed newspapers is the most important - and challenging - job facing the industry in coming years.

"Norske Skog's sponsorship differs clearly from other forms of backing. The company has obviously taken the Young Readers programme to its heart. The way it supports us shows that this isn't just business."

Headquartered in Paris, WAN represent more than 18 000 newspaper publishers and industry associations worldwide.

Norske Skog is a world leading supplier of publication paper with mills and sales offices on five continents. The company is based in Norway and is quoted on the Oslo Stock Exchange.

The **Young Reader projects** creates readership development activities in several areas affecting the newspaper print medium and supporting electronic information services (SMS, text, internet) including research, resource creation and networking.

Key areas include:
- Newspapers in Education
- Editorial strategies
- Young journalist programmes
- Youth marketing

Newspapers in Education

NIE or Newspaper in Education is the use of the newspaper as an additional "textbook" and an invaluable classroom resource. The newspaper can be used to provide lessons in basic reading, mathematics, politics, science, social studies, geography and critical thinking. NIE can be carried out at all levels of education and the lessons can be designed to tie in with the national school curriculum.

Oxenøen, 18 November 2005

Norske Skog
Corporate Communications

D.22

82-5226

Norske Skog

Press Release

Norske Skog, third quarter of 2005:

Improved operating earnings but still weak

Third-quarter operating earnings for Norske Skog, excluding special items, were NOK 331 million in Q3 2005. This is an improvement of NOK 32 million compared with Q3 2004 and NOK 109 million up from Q2 2005.

Currency changes and cost increases have largely offset the positive effects of higher European prices for newsprint over the first nine months of 2005.

NOK mill	Q3 05	Q3 05	Q2 05
Operating revenues	6 425	6 380	6 433
Net operating earnings, IFRS	319	287	256
Adjust operating earnings*	331	287	222
Pre-tax earnings, IFRS	177	160	31

* Operating earnings before IFRS-related value changes, impairments and restructuring costs.

Currency changes had a negative effect on earnings of approximately NOK 75 million for the third quarter and more than NOK 200 million in the first nine months compared with the respective periods of last year. Energy costs have increased by approximately NOK 130 million in the third quarter compared with third quarter in 2004, and by approximately NOK 350 million year to date vs 2004. Although PM 2 at Norske Skog Follum was shut down throughout the third quarter, volumes produced and sold were similar to the same period last year. The new newsprint machine at the Hebei mill in China became operational in early July and produced just over 40 000 tonnes during the quarter.

"Our financial results are still too weak, even though the third quarter showed a slight improvement from the same period of 2004," says chief executive Jan Oksum.

"Grounds for concern include a strengthened Norwegian krone and a European price level for newsprint which is significantly below that in most other markets.

"Norske Skog's profitability will continue to engage the full attention of everyone in the company."

He notes that the third quarter of 2005 will be remembered as a special and eventful period in Norske Skog's history, with the decision to close the Norske Skog Union mill in Norway as the most difficult issue.

"The most positive development – with great significance for our future – was undoubtedly the agreement to acquire all of PanAsia and the consequent share issue of NOK 4 billion".

During the same period, the Hebei mill was officially opened after a very successful running-in period. Acquiring PanAsia gives Norske Skog full access to the world's most important growth market for newsprint, and 25 per cent of our total newsprint capacity is now concentrated in Asia. The company has also become the world's largest newsprint supplier.

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

Norske Skog continued to report good health and safety results, with the number of lost-time injuries per million working hours at 1.3 for the year to 30 September. Seven of the mills had no lost-time injuries during this period.

PanAsia

Agreement was reached with Abitibi Consolidated on acquiring the 50 per cent of the shares in Pan Asia Paper not already held by Norske Skog. The agreed price was USD 600 million for the shares. In addition, there is a possible earn-out up to a maximum USD 30 million related to earnings in 2006. In accounting terms, Norske Skog will consolidate the other half of PanAsia's net interest-bearing debt, which was USD 275 million at 30 June 2005. The overall cost of the deal amounts to about USD 1 000 per tonne of capacity, which is regarded as a favourable price for five modern and efficient mills. In connection with the acquisition, Norske Skog carried out a rights issue which raised approximately NOK 4 billion. After the issue, the foreign-owned share holding of the company is 53 per cent.

Mill closure

The final decision to close Norske Skog Union was taken by Norske Skog's corporate assembly on 4 October. Production is set to cease during the first quarter of 2006. The accounting effects of the closure will be booked during the fourth quarter of 2005. Agreement has been reached by the company and the workforce on a package of measures for Norske Skog Union employees, with the main emphasis on helping them find new jobs in Norske Skog or elsewhere.

This package has a total cost of approximately NOK 190 million, and is intended to safeguard the employees economically during a transitional phase.

Norske Skog is working closely with the Norwegian employment service and the Naviga advisory company to provide all employees with advice and support on job-seeking, finances, pensions and social security rights. Personnel at Norske Skog Union will also be given priority for job vacancies elsewhere in the group, and special measures have been put in place for older workers.

Outlook

"Our comparable operating earnings for 2005 will probably be roughly the same as last year's figure," says Mr Oksum.

"For 2006, we expect a reasonably tight market for newsprint, and price increases in most countries and regions. Continued growth is expected for magazine paper, but new capacity creates uncertainty about the scope of price increases for next year."

Oxenøen, 1 November 2005

Norske Skog
Corporate communications

Further information from:
Media:
Hanne Aaberg, senior vice president, corporate communications, Norske Skogindustrier ASA,
tel: +47 67 59 90 29, mobile +47 91 35 16 81

Financial market:
Jarle Langfjæran, vice president, investor relations, Norske Skogindustrier ASA,
tel: +47 67 59 93 38, mobile +47 90 97 84 34

NOTE TO EDITORS
A full quarterly report with accounting figures can be found at www.norskeskog.com.

D.23

08 Dec. 2005
Strategic investment in Norway

Norske Skog intends to invest some NOK 700 million in its Norske Skog Saugbrugs mill at Halden south of Oslo to strengthen competitiveness and achieve further quality improvements.

"This spending underlines our ambition to develop the business in Norway and to be recognised as a world leader in the paper industry," says chief executive Jan Oksum.

Developments among Norske Skog's European customers have resulted in a steady growth in the size of printing presses, with increased demands for paper quality.

The thermomechanical pulp (TMP) plant at Norske Skog Saugbrugs is to be substantially developed to meet these new quality standards.

In addition, the Halden mill will be converted to deliver reels with a breadth of no less than 4.3 metres and a weight of seven tonnes.

Norske Skog Saugbrugs is a world leader for the production of magazine paper. The planned capital spending will help to reduce its manufacturing costs.

"We are confident that this investment will strengthen the mill's position as a total supplier to the largest and most demanding printing works in Europe," says Mr Oksum.

NOTE TO EDITORS

A press conference will be held at Norsk Skog Saugbrugs in Halden at 12.00 today. Mill manager Oddvar Sandvei and local communications manager Erik Sandersen will be present. Assemble at the mill gate.

Further information from:

Hanne Aaberg
Senior vice president,
corporate communications,
Norske Skog

Direct: +47 67 59 90 29
Mobile: +47 91 35 16 81

Tom Bratlie
Communications manager, corporate communications,
Norske Skog

Direct: +47 67 59 93 34
Mobile: +47 90 52 19 04

Erik Sandersen
Communications manager,
Norske Skog Saugbrugs

Direct: +47 69 17 44 99
Mobile: +47 90 97 77 93

Rune Gjessing
Director
Investor relations

Direct: +47 67 59 90 73
Mobile: +47 90 15 26 14

D.24

20 Feb. 2006
CFO to leave Norske Skog

Christian Rynning-Tønnesen is to leave his present job as senior vice president finance and chief financial officer of Norske Skog to become president and CEO of the Agder Energi power utility.

He joined Norske Skog as CFO in April 2005 from a similar position at Statkraft - the State power utility. The date of his departure has not been decided, and he will remain in his current position until further notice.

In addition to his main duties as CFO, Rynning-Tønnesen will continue to have a special responsibility for restructuring work at the closed Norske Skog Union mill south of Oslo through a project called "Klosterøya - new opportunities".

"This has been a difficult decision for me," Rynning-Tønnesen says. "I've been part of an inspiring and highly competent team in Norske Skog, which I'm going to miss."

Jan Oksum, president and CEO of Norske Skog, says that Rynning-Tønnesen has made an important contribution to the company's corporate management team.

"I regret his departure, but nevertheless understand why he has accepted the challenging job of leading Agder Energi," says Oksum.

Norske Skog
Corporate Communications

For further information:

Finance:
Vice President, Investor Relations
Jarle Langfjæran
Mob: +47 909 78 434

Media:
Communication Manager, Corporate Communications
Tom Bratlie
Phone: +47 67 59 93 34
Mob: +47 905 21 904

D.25

01 March 2006
New group contract for electricity

The Norwegian Ministry of Petroleum and Energy has notified Norske Skog that it can retain the electricity supply contracts which currently relate to its Norske Skog Union facility.

When the paper mill at Skien south of Oslo ceases production on 1 March, the contracts with state-owned power generator Statkraft will be converted to group contracts.

This means that the annual volume of 335 gigawatt-hours (335 million kilowatt-hours) can be used by Norske Skog's other Norwegian mills.

Transferring these contracts, which run until the end of 2010, represent an important contribution to strengthening the company's existing operations in Norway.

Norske Skog
Corporate communications

Further information from:

Media:
Hanne Aaberg
Senior vice president corporate communications
Tel: +47 67 59 90 29
Mob: +47 913 51681

Financial:
Rune Gjessing
Vice president investor relations
Mob: +47 90 15 26 14

D.26

20 March 2006

Jan Oksum resigns as chief executive of Norske Skog

The board of directors of Norske Skog and chief executive Jan Oksum have reached agreement that Oksum will resign his post with immediate effect. A process to find his successor has been initiated.

Board chair Lars Wilhelm Grøholt will serve as working chair until a new president and CEO is in place. Vidar Lerstad, senior vice president for strategy, will serve as acting chief executive during the same period.

"Norske Skog has had weak results for a long period," comments Grøholt. "To improve earnings and increase the pace of the current restructuring of the company's business, the board believes that Norske Skog would now be best served by a change of chief executive."

Oksum has worked for Norske Skog since 1979, and became president and CEO two years ago.

"He has done a good job for Norske Skog over many years, and we would like to thank him for his efforts," says Grøholt.

Further information from:

Media:
Lars Wilhelm Grøholt, mobile: +47 90 18 14 65

Hanne Aaberg, senior vice president for corporate communication, tel: +47 67 59 90 29, mobile: +47 91 35 16 81

Finance:
Rune Gjessing, director investor relations, tel: +47 67 59 90 73, mobile: +47 90 15 26 14

Note to editors

A press conference on this subject will held at Norske Skog's head office at Oksenøya outside Oslo at 10.30 today.

D.27

24 March 2006
Cartel allegation without foundation

Norske Skog has rejected allegations reportedly made by an Indian member of parliament that the company is involved in an illegal cartel in India to drive up paper prices.

"We regard this claim as without foundation," says Hanne Aaberg, senior vice president for corporate communications at Norske Skog, in response to the report from Norwatch.

According to estimates by the Pulp and Paper Products Council (PPPC), Indian demand for newsprint rose by about 13 per cent from 2004 to 2005. Norske Skog has about five per cent of this market.

Newsprint prices in India are on a par with those in the USA, and have increased by about 12 per cent over the past year compared with a rise of roughly 13 per cent in America.

"These are serious allegations," says Ms Aaberg. "Although we are confident that they are groundless, we will take them up directly with the member of parliament concerned in order to clear the matter up."

Oxenøen 24 March 2006
Norske Skog
Corporate communications

D.28

20 April 2006
Norske Skog chair warns of demanding changes

Strong medicine rather than a mild cure was prescribed for restoring profitability to Norske Skog by chair Lars Wilhelm Grøholt when he addressed the annual general meeting.

The requirement set for the company is a return of 11 per cent on capital, he said. However, the actual 2005 figure stood at 2.8 per cent.

Grøholt was on the offensive during the AGM, which took place at the Norske Skog head office in Oksenøya just outside Oslo.

"The management must demonstrate an even more aggressive approach to improving profitability," he said. "We must speed up the restructuring of the company."

Four areas. Full attention will be paid to four areas in particular, Grøholt noted. One of these is the closure of old and unprofitable capacity. Second, attention must be focused on regions where the market for the company's products is expanding. Its production units must also be world-class in cost terms - either through closeness to the market or through a location in regions with special cost advantages for papermaking.

Finally, Grøholt stressed that the company must be much tougher in seeking to realise synergies and to benefit from its size and concentration on publication paper.

"These factors give us opportunities to standardise work processes and to share experience and knowledge across regions and national frontiers.

"The board has questioned whether we have gone far enough in this area. We know that intensive work is needed on global standardisation, and the board will pay close attention to these efforts."

Energy prices. The Norske Skog board is worried about the development of energy prices in Norway and the rest of the world. Prices paid by the company rose by almost NOK 500 million in 2005.

"This trend seems set to continue," Grøholt noted. "Securing sufficient energy supplies at competitive prices presents us with a big challenge.

"At the same time, politicians in both Norway and other countries should be concerned that the gap between supply and demand for energy is steadily widening.

"Politicians are good at calling for industry to show social responsibility. They should be equally concerned about the responsibility of government to the business community and jobs."

Restructuring. Large and difficult decisions had to be taken by Norske Skog over the past year - particularly for the Norwegian business, Grøholt observed.

But restructuring had not come to an end in 2005. The company faces a number of major tasks in restructuring its worldwide business to meet global trends over the next five, 10 and 15 years.

"If we are to maintain our position as a world leader in the paper industry, we have got to earn money," Grøholt emphasised. "We must have the financial muscle to implement the necessary restructuring, and we must give our owners an acceptable yield. This is the big job facing us."

He pointed to the closure of the Norske Skog Union mill in Norway, the sale of the shareholding in Canada's Catalyst Paper, and the disposal of Nordic Paper and Forestia as elements in the company's restructuring efforts.

The acquisition of PanAsia was the big event for the company in global terms last year. This move was wholly in line with its strategy of expanding its presence in the regions which offer the best prospects for publication paper.

Praise for employees. Given the level of negative attention recently faced by the group, Grøholt felt it was all the more relevant to highlight the many positive results which the workforce helps to create every single day.

He highlighted the company's health and safety performance, which ranks among the best in the world. Sickness absence in 2005 was 2.7 per cent, while the lost-time injury frequency per million working hours came to 1.3.

"Although we have been through a tough period, it is reassuring to experience the commitment and loyalty in the organisation," he said.

"We will also face difficult times ahead, and taking care of each other during demanding restructuring processes presents an extra challenge."

Oxenøen, 20 April 2006
Norske Skog
Corporate Communication

For further information:
Senior Vice President Hanne Aaberg
Phone: +47 67 59 90 29
Mob: +47 913 51 681

D.29

26 May 2006
Joint Hydro and Norske Skog study on biodiesel production

Hydro and Norske Skog have agreed to carry out a joint feasibility study relating to the production of biodiesel from wood.

Greenhouse gas emissions from wood-based biodiesel will be considerably reduced compared with emissions from current forms of biodiesel, made from rapeseed and plant oils. The intention is to identify the feasibility of establishing a biodiesel production facility in south-east Norway. Such a plant could come on stream by 2012 at the earliest.

"We consider ourselves to be natural partners as far as wood-based biodiesel is concerned. Hydro has wide experience derived from the construction and operation of major processing plants and from the quest to find new forms of energy. Norske Skog has considerable expertise when it comes to wood purchasing and treating wood pulp," say senior vice president Alexandra Bech Gjørv of Hydro and vice president Terje Engevik of Norske Skog.

The production of biodiesel is currently based on rapeseed or other oil-based raw materials. Wood-based biodiesel production requires the development of new technology. Once this technology is in place, it will be possible to offer an even better product than today's biodiesel.

"Today only a five-percent biodiesel tank mixture is available. Wood-based biodiesel will give us a technically superior product without such limitations. By using timber we can also utilize a much greater proportion of the raw material and considerably reduce greenhouse gas emissions compared with biodiesel produced from rapeseed or other plant oils. This means that wood-based biodiesel will be an even more environmentally friendly fuel than today's biodiesel," the two companies say.

The road to completion of a possible production plant is, however, a long one. To begin with, collaboration between the two companies involves a feasibility study that will primarily provide an overview of the technologies available in the market, identify the availability of raw materials, and create a realistic picture of the external governing conditions that must be in place in order to reach an investment decision.

"CO2 emissions represent a climate threat that affects all of us, and we can see that the political will exists to promote biodiesel as an environmentally friendly alternative to regular fuels. There is great potential for biodiesel in the market of the future, but if this market is going to materialize we are in need of a sound, long-term operating framework from the authorities," state Bech Gjørv and Engevik.

Kjørbo/Oxenøya, 26 May 2006

For more information, contact:
Director Corporate Communications Tom Bratlie, Norske Skog, telephone 905 21 904
Information manager Lars Nermoen, Hydro, telephone 902 40 153

D.30

06 June 2006
Norske Skog appoints Christian Rynning-Tønnesen as CEO and Andreas Enger as CFO

The board of Norske Skog has appointed Christian Rynning-Tønnesen (46) as president and CEO of the company. He is currently chief financial officer. Andreas Enger (43), currently president of Midelfart Holding AS, has also been appointed as the new CFO.

Rynning-Tønnesen joined Norske Skog last year after serving as a member of the corporate management team at state-owned power generator Statkraft for 11 years and as its deputy CEO for two.

Before that, he spent three years with McKinsey and three years with Esso Norge. He holds an engineering degree from the Norwegian Institute of Technology (NTH).

Enger has been in his present position since April 2005, and was executive vice president for strategy and business development at Petroleum Geo-Services (PGS) from 2003-2005.

Prior to this, he spent 15 years with McKinsey, as partner from 1996. He has an engineering degree from NTH and an MBA from INSEAD.

Rynning-Tønnesen resigned from Norske Skog earlier this year to become chief executive of Agder Energi, but had not yet taken up this post.

"We're very satisfied that Rynning-Tønnesen will stay at Norske Skog, now as chief executive, and that Enger has accepted the position of chief financial officer," says chair Lars Wilhelm Grøholt. "Rynning-Tønnesen is very familiar with the company and has the best starting point for taking it forward."

"I am approaching the role of chief executive with great enthusiasm," says Rynning-Tønnesen. "The company has many very capable people. Together we will take on the challenges we face and reach the goals set out by the board."

Rynning-Tønnesen takes over as chief executive effective 6 June, at a basic salary of NOK 3.6 million per year. In addition, his bonus agreement is worth a maximum of half a year's pay. He has also been granted 60 000 synthetic options at an average price to be set from 12 June to 30 June, and which are exercisable during the first half of 2009.

Enger is due to join Norske Skog at a time to be agreed later.

Further information from:
Lars Wilhelm Grøholt, chair, Norske Skog, tel: +47 90 18 14 65

Media:
Hanne Aaberg, senior vice president corporate communication, Norske Skog, tel:
+47 91 35 16 81

Financial market:
Jarle Langfjæran, vice president investor relations, tel: +47 90 97 84 34
Rune Gjessing, vice president corporate controlling, tel: +47 90 15 26 14

NOTE TO EDITORS

A press conference on these appointments will be held at Norske Skog's head office at Oksenøya outside Oslo at 11.00 today.

Oxenøen, 6 June 2006
Norske Skog
Corporate Communication

D.31

20 June 2006
Aaberg to leave Norske Skog

Hanne Aaberg, senior vice president for corporate communication, is to leave Norske Skog for a similar post at Norwegian state-owned power generator Statkraft.

With Norske Skog since 1997, Aaberg has held her present position since 2002. The final date of her departure has yet to be determined, and she will remain in post for the present.

"I've had nine demanding and interesting years in Norske Skog, and it will be sad to leave," Aaberg says. "At the same time, I'm looking forward to tackling new assignments in Statkraft."

"I regret that Aaberg is leaving us, but can nevertheless understand her desire to change job after nine years with the company," says chief executive Christian Rynning-Tønnesen.

Oxenøen, 20 June 2006

Norske Skog
Corporate communication

D.32

Norske Skog

Press Release

Oxenøen, 5 July 2006

Reorganisation and corporate management changes at Norske Skog

A new organisational structure and corporate management team for Norske Skog were presented today by Christian Rynning-Tønnesen, who took over in June as the company's chief executive.

"We must implement a turnaround to restore profitability to an acceptable level," he says. "The new corporate management and organisation provide a solid basis for making the necessary changes."

The top team is being reduced from 10 to eight members, with regions eliminated as a separate management level. Four senior vice presidents will each be responsible for a portfolio of mills.

Staff functions will be concentrated under the senior vice president for HR & organisation and the chief financial officer. A new position as senior vice president is dedicated to programmes for improved profitability.

Further reorganisation will be pursued by the new corporate management team, with proposals for these changes due to be presented during August.

"It's too early to say anything specific about what the restructured organisation will look like, says Rynning-Tønnesen. "However, one of my aims is to strengthen the role and responsibility of the mills towards customers and suppliers. Each mill will be responsible for sales and general procurement."

Corporate management team in Norske Skog from 1 August 2006:



Christian Rynning-Tønnesen
CEO and President
Axel Thuve
Acting Senior Vice President
HR & Organisation*
Andreas Enger
Senior Vice President and Chief Financial Officer
Peter Chrisp
Senior Vice President
Eric d'Olce
Senior Vice President
Antonio Dias
Senior Vice President
Vidar Lerstad
Senior Vice President
Ketil Lyng
Senior Vice President

* Process to recruit senior vice president HR & Organisation.

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

Senior vice president Eric d'Olce presently mill manager Norske Skog Golbey in France will be responsible for the Skogn, Parenco, Golbey and Štětí mills. In addition, he will have responsibility for the co-ordination of sales and marketing activities.

Senior vice president Antonio Dias, presently executive vice president South America, will be responsible for the Saugbrugs, Follum, Bruck, Walsum, Pisa and Bio Bio mills.

Senior vice president Vidar Lerstad presently senior vice president strategy will be responsible for the Jeonju, Cheongwon, Hebei and Shanghai mills.

Senior vice president Ketil Lyng will be responsible for the Albury, Boyer, Tasman and Singburi mills. Ketil Lyng will also assume responsibility for environment. He will maintain his current responsibilities in supply and logistics at the corporate level.

Senior vice president Peter Chrisp, formerly Mill Manager Norske Skog Tasman in New Zealand, will be responsible for the profitability improvement programme, Norske Skog Production Systems (NSPS) and research and development.

In addition to his role as chief financial officer, Andreas Enger will also be responsible for strategy, energy, communication and IT.

The process to recruit a senior vice president HR & organisation has started. Axel Thuve will be acting in this position until further notice.

"The new corporate management team has a broad international background and extensive experience with Norske Skog. We will face many challenges and hard work in the months ahead, but I am confident that we will succeed in turning the organisation around to regain profitability", says chief executive officer Christian Rynning-Tønnesen.

Financial reporting, with P & L figures for each geographical region, will continue as before.

NOTE TO EDITORS

A press conference will be held at Norske Skog's Oxenøen head office outside Oslo at 11.30 today.

Oxenøen, 5 July 2006
Norske Skog
Corporate Communication

For further information:

Media:
Senior Vice President
Corporate Communcation
Hanne Aaberg

Phone: +47 913 51 681

Financial market:
Director Investor Relations
Thomas Tronsgaard

Phone: +47 900 29 918

D.33

05 July 2006
Long-term incentive scheme in Norske Skog

The board of Norske Skog has adopted a long-term incentive scheme for Norske Skog's corporate management in the form of synthetic options, replacing an earlier programme which ran from 2003-05.

Under the new scheme, the chief executive can award up to 30 000 options to each member of the corporate management in the years 2006, 2007 and 2008. The chair can award up to 60 000 options to the chief executive in the same years. These options run to the end of the year in which they are awarded plus three years, and can be exercised fully or in part during the final six months of their term. Options awarded remain valid for as long as the holder continues to be employed by Norske Skog and has not resigned or been dismissed. For options awarded in 2006, the strike price will equal the average price of Norske Skog's share for 12-30 June. In subsequent years, the strike price will equal the average price for the last 14 days of September.

As mentioned above, these options are synthetic. In other words, if they are exercised, an amount corresponding to the difference between the market and strike prices will be paid. This amount will be treated as pay and the net amount after tax used to buy Norske Skog shares at market price, which must be held for three years. It will therefore be six years before a possible gain can be realised.

In accordance with his contract of employment, chief executive Christian Rynning-Tønnesen has been awarded 60 000 synthetic options. The strike price has been set at NOK 87.50, which equals the average price of Norske Skog's share for 12-30 June. These options run until 30 June 2009 and can be exercised in the 1 January-30 June 2009 period. Following this award, Rynning-Tønnesen holds 150 000 options and 2,853 shares in Norske Skog.

Under the new programme mentioned above, the following synthetic options have been awarded to other members of Norske Skog's corporate management team (total options and shares held in brackets):

Andreas Enger 30,000 options (30,000 options and 1,000 shares)
Peter Chrisp 30,000 options (30,000 options and 656 shares)
Eric d'Olce 30,000 options (30,000 options and 2,093 shares)
Antonio Dias 30,000 options (120,000 options and 4,470 shares)
Vidar Lerstad 30,000 options (120,000 options and 8,030 shares)
Ketil Lyng 30,000 options (120,000 options and 6,015 shares)

These options have been awarded on the same terms as those issued to the chief executive.

Oxenøen, 5 July 2006

Norske Skog
Investor relations

Further information:
Thomas Tronsgaard, director investor relations, tel: +47 67 59 90 62 or +47 900 29 918

D.34

01 Aug. 2006
Paper machine shut down at Norske Skog Tasman

Norske Skog Tasman in New Zealand shut down its PM1 unit today after 50 years in operation as part of a restructuring of production in Australasia. A simple ceremony marked the occasion.

The board of Norske Skog resolved in 2004 to invest AUD 160 million (USD 110 million) in an extensive reorganisation of operations at Norske Skog Tasman and the Norske Skog Albury mill in Australia. This project will reduce costs in the region by roughly AUD 30 million on an annual basis, and improve gross operating margins by three-four percentage points. These savings will be achieved through downsizing and by replacing the shipment of 50 000 tonnes of paper from New Zealand with extra output at Norske Skog Albury. That significantly reduces regional distribution costs. In addition to upgrading and capacity increases both at Norske Skog Albury and on Norske Skog Tasman's PM2 and PM3 units, the project calls for the closure of PM1 in New Zealand. Overall output from the two mills will be more or less unchanged.

The bulk of the investment has been carried out at Norske Skog Albury, and involves conversion of the paper machine - including a shoe press in the press section and a new winder. Staffing at Norske Skog Tasman has been reduced by 127 people following the shut-down of PM1 and associated activity in wood handling and mechanical pulping.

This downsizing has been achieved almost entirely on a voluntary basis. At an early stage in the process, for instance, a resource centre was established with qualified personnel to provide advice and information.

Oxenøen 1 August 2006
Norske Skog
Corporate communications

D.35

03 Aug. 2006
Moving TMP plant to Norske Skog Follum

The board of Norske Skog resolved today to relocate a thermomechanical pulp (TMP) plant from the discontinued Norske Skog Union mill to Norske Skog Follum north of Oslo.

Built in 1996, this facility will help to strengthen relatively poor profitability at Norske Skog Follum, enhance its efficiency and improve paper quality.

The investment required totals about NOK 190 million and will be made next year. Plans call for the TMP plant to be operational by the end of 2007.
One important measure for improving profitability at Norske Skog Follum is to streamline its output of paper pulp, which will be achieved by closing the old grinding mill.

This investment means that production at the mill will be based almost wholly on TMP. Like Norske Skog's other units, however, it will also need to take further cost-cutting steps.

Norske Skog Follum has 505 employees and currently produces some 410 000 tonnes of paper per year from three machines.

Over the past decade, Norske Skog has invested in developing this mill into a leading supplier of upgraded newsprint and other upgraded publication paper.

Oxenøen 1 August 2006
Norske Skog
Corporate communications

D.36

11 Aug. 2006
Restructuring and demanning in Norske Skog

Norske Skog is implementing a far-reaching programme designed to achieve a considerable improvement in its profitability. The main features are further operational efficiency gains, concentration on the most profitable products and a substantial demanning. Annual production capacity in Korea will also be cut.

With 9 400 employees today, the company is pursuing a major restructuring and simplification of its organisation. "This turnaround could mean shedding around 1 000 jobs," says chief executive Christian Rynning-Tønnesen. "The biggest relative contraction will be in administrative functions, but staffing will also be cut substantially at the mills."
Rynning-Tønnesen is giving weight to achieving a good process with employee representatives involved in its planning and execution.

Big differences in productivity and earnings currently prevail between Norske Skog's 18 mills. Efficiency and profitability are to be enhanced across the group through continued development of global standards and by exploiting each mill's own experience and expertise.

The company is also carrying out a detailed review of its product and customer portfolios.
"We currently produce almost 100 different varieties of magazine paper and newsprint," explains Rynning-Tønnesen. "We can achieve more efficient operation and improve earnings by concentrating on a rather smaller number of grades."

Demand for newsprint in Korea has declined by about 20 per cent over the past four years, creating a need to reduce production capacity in that country. Norske Skog accordingly plans to shut down the PM1 and PM4 paper machines at the Norske Skog Jeonju mill at 31 December, cutting its annual Korean capacity by 180 000 tonnes.

A provision in the order of NOK 1 Billion will be made in the interim accounts for the third quarter of 2006 to cover the write-down of the Korean machines as well as demanning costs.

Oxenøen, 11 August 2006
Norske Skog
Corporate communications

Further information from

Media:
Hanne Aaberg, senior vice president corporate communications, Norske Skog tel: +47 67 59 90 29 or +47 91 35 16 81

Tom Bratlie, director, corporate communications, tel: +47 67 59 93 34 or +47 90 52 19 04

Financial market:
Jarle Langfjæran, tel: +47 67 59 93 38 or +47 90 97 84 34

Thomas Tronsgaard, tel: +47 67 59 90 62 or +47 90 02 99 18

Rune Gjessing, tel: +47 67 59 90 73 or +47 90 15 26 14

D.37

21 Sept. 2006
Profit improvement plan

Norske Skog`s Corporate Assembly has unanimously approved the Board of Directors recommendation calling for a profit improvement plan.

An important part of the plan is a de-manning program targeted to reduce the number of employees by some 1,000. The largest cuts in relative terms will affect administrative functions, but the mills will also see considerable reductions.

Oxenøen, Sept 21, 2006

NORSKE SKOG
Corporate Communication

D.38

22 Sept. 2006

Tom Bratlie new vice president corporate communications in Norske Skog

Tom Bratlie (39) has been appointed vice president corporate communications in Norske Skog, effective from 1 October 2006.

He has been with Norske Skog corporate communications since 2004, as communication manager and director corporate communications. In his new position he will be reporting to CFO Andreas Enger.

Tom Bratlie follows Hanne Aaberg, who will take up the position as vice president corporate communications at Norwegian state-owned power generator Statkraft.

For more information:
Tom Bratlie, phone: +47 905 21 904 / +47 67 59 93 34

Oxenøen, 22 September 2006
Norske Skog
Corporate communications

E.1

18 Jan. 2005
Norske Skog - Currency Items etc., Q4 2004

Norske Skog releases figures for Q4 2004 and full year on February 3rd, around 2 PM.

A conference call/webcast will be held at 5 PM the same day. In addition, the IFRS-restated opening balance for 2004 will be reported and the major changes to it discussed.
The Silent Period ahead of the release starts on Thursday, January 20. We will not comment upon the Q4 figures during the Silent Period.

Norske Skog's trade-weighted basket of currencies (the "Norske Skog Index") had an average value of 88.3 in Q 4 2004, compared with an average value of 92.0 in Q3 2004. The value on December 31, 2004 was 87.5 compared with 90.7 on September 30, 2004. The starting point of this index is January 1, 2002.

Oxenøen, January 18, 2005

NORSKE SKOG
Investor Relations

E.2

04 March 2005
Norske Skog acquires Moelven's shareholding in Forestia

Forestia, a company which produces particle board in Norway, has since 1999 been owned by Norske Skog by 90.1 % and by Moelven (a sawn timber producer) by 9.9 %.

There has been a shareholder agreement between the two parties, which expired at the end of 2004. Moelven has exercised its option to sell the shareholding to Norske Skog, after negotiations between the two owners. Forestia has subsequently become a 100 % owned subsidiary of Norske Skog.

The transaction has negligible economic impact on Norske Skog, and has no impact at all on Forestia's daily operations.
The purchase of Moelven's holding in Forestia does not indicate any change with regard to Norske Skog's strategy of concentrating on the core business, which is newsprint and magazine paper.

Oxenøen, March 4, 2005

NORSKE SKOG
Corporate Communication

E.3

04 March 2005
Significant Shareholding - Fidelity Investments

Oslo Stock Exchange received yesterday Report of Significant Shareholding from Fidelity Investments Ltd. where it was stated that they, on behalf of investors, have acquired 6,660,800 shares in Norske Skog.

This corresponds to 5 % of total number of shares.

Oxenøen, 04 March, 2005

NORSKE SKOG

Investor Relations

E.4

82-5226
18.03.2005

Proposed changes to Norske Skog board

<<

The election committee of Norske Skog has recommended expanding the company's board of directors from seven to nine members by adding one director elected by the shareholders and one elected by the employees.

Ingrid Wiik and Annette Brodin Rampe are recommended for election as new directors. Today's chair, Lars Wilhelm Grøholt, is recommended for re-election. The present deputy chair, Egil Myklebust, is not standing for re-election, and the election committee has recommended Øivind Lund as the new deputy chair.

If the election committee's recommendations are accepted, Norske Skog's shareholder-elected directors will be:

Lars Wilhelm Grøholt, chair
Director since 2001, chair since 2002. Forest owner.

Øivind Lund, deputy chair
Director since 2000. National head for Turkey, ABB.

Gisèle Marchand
Director since 2002. Managing director, Norwegian Public Service Pension Fund.

Halvor Bjørken
Director since 2000. Chair, Forest Owners' Association North.

Ingrid Wiik
New. President and CEO, Alpharma Inc, New York.

Annette Brodin Rampe
New. Senior vice president, Sydkraft AB, Stockholm.

In addition, the employees have nominated the following candidates:
Kåre Leira
Stein-Roar Eriksen
Jarle Halvorsen

The directors will be elected by the corporate assembly, which is due to meet on 14 April immediately after the company's annual general meeting.

Norske Skog
Corporate communications

Skrevet av: Gude, Benedicte (OXENOEN)

E.5

06 April 2005

Norske Skog: MANDATORY NOTIFICATION OF TRADE

In connection with Norske Skog's bonus programme, a total of 16,556 shares have today been sold to a group of people in Norske Skog's management.

The shares represent half of each person's after-tax bonus. In accordance with agreements these shares are sold at the average share price in the period February 1 - 15, which was NOK 130.60.

Bonus shares have to be kept for three years before they can be sold.

Norske Skog's holding of its own shares, after these sales, is 803,420 shares.

The following primary insiders have been allocated bonus shares in the company (new holding):
Jan Clasen 562 shares (1,304 shares)
Jarle Dragvik 637 shares (3,310 shares)
Antonio Dias 1,477 shares (2,297 shares)
Anne Kvam 185 shares (652 shares)
Vidar Lerstad 947 shares (5,496 shares)
Rob Lord 1,107 shares (2,893 shares)
Asbjørn Lundberg 197 shares (1,308 shares)
Ketil Lyng 703 shares (4,577 shares)
Rolf Negård 647 shares (1,689 shares)
Jan A, Oksum 984 shares (12,353 shares)
Hanne Aaberg 497 shares (2,151 shares)

Skogn, 06.04.2005
NORSKE SKOGINDUSTRIER ASA

Jarle Langfjæran
Vice President Investor Relations

E.6

12 April 2005
SHARES TO EMPLOYEES

Norske Skog has today sold 219,085 shares to employees at a price of NOK 102. Furthermore, there are sold 344 shares at a price of NOK 130,60, in connection with the bonus programme.

Norske Skog has now 583,991 shares in treasury.

Oxenøen, 12 April, 2005

Norske Skogindustrier ASA
Jarle Langfjæran

E.7

12 April 2005
MANDATORY NOTIFICATION OF TRADE

The following primary insiders have purchased shares in Norske Skogindustrier ASA in connection with the company's share offer to employees (new holding):

Hanne Aaberg, 100 shares (2,251)
Jan H. Clasen, 330 shares (1,634)
Antonio Dias, 330 shares (2,627)
Jarle Dragvik, 330 shares (3,640)
Jan Grini, 330 shares (1,083)
Lars Wilhelm Grøholt, 330 shares (3,110)
Tor A. Hemb, 330 shares (330)
Ivar B. Korsbakken, 330 shares (1,382)
Kåre Leira, 200 shares (1,020)
Vidar Lerstad, 330 shares (5,826)
Rob Lord, 330 shares (3,223)
Øivind Lund, 330 shares (1,397)
Asbjørn Lundberg, 100 shares (1,408)
Rolf Negård, 330 shares (2,019)
Jan A. Oksum, 330 shares (12,683)
Christian Rynning-Tønnessen, 330 shares (430)

The shares were purchased at a price of NOK 102 per share.

Oxenøen, 12 April, 2005

Norske Skogindustrier ASA
Jarle Langfjæran

E.8

19 April 2005
Norske Skog . Currency Items etc., Q 1 2005

Norske Skog releases figures for Q 1 2005 on May 4th, around noon.

A live webcast will be held from Norske Skog's offices at 2 PM the same day. More information about this event will be available on our web site www.norskeskog.com later today.
The Silent Period ahead of the release starts on Thursday, April 21.

Norske Skog's trade-weighted basket of currencies (the "Norske Skog Index") had an average value of 88.7 in Q 1, 2005, compared with 88.3 in Q 4 2004 and 94.5 in Q 1 2004. The value on March 31, 2005, was 88.9, compared with 87.5 on December 31, 2004. The starting point of this index is January 1, 2002.

IFRS (International Financial Reporting Standard)
Norske Skog has adopted the IFRS accounting standard as of January 1, 2005, so the Q1 results will be compared with restated figures for 2004. The effects of IFRS on Norske Skog's financial statements are described in our annual report for 2004, and in a separate press release issued on February 3, 2005.

As a result of IAS 39, embedded derivatives are to be marked to market as of 2005. Norske Skog has Norwegian power contracts that are affected by this change. These contracts contain pricing clauses in the future that include foreign exchange elements. Norske Skog has marked these embedded derivatives to market values as of Jan 1, 2005, which resulted in an increase in equity of NOK 315 million. Going forward, fluctuations in the value of these derivatives will be taken through the P&L statement. In addition, the implementation of IAS 39 results in a reduction in the value of interest and foreign exchange hedging instruments of NOK 150 million, which reduces the company's equity.

Oxenøen, April 19, 2005

NORSKE SKOG
Investor Relations

E.9

RECEIVED
2006 DEC 12 P 2:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

20 April 2005
Norske Skog - Q1 2005 - Earnings release time change on May 4

For practical reasons, the earnings release and the following web-cast will be moved one hour relative to what was communicated yesterday.

The new times for the events on May 4 are:
Earnings release: approx 13:00 CET
Webcast: 15:00 CET

Oxenøen, April 20, 2005

NORSKE SKOG

Investor Relations

E.10

Norske Skog, Q 1, 2005 (IFRS)

Revenue was NOK 5.8 billion, a reduction of 5 % compared with Q 1 2004. EBIT was NOK 260 mill (NOK 338 mill). Prices have been higher in most markets, but this has been offset by much stronger NOK and cost increases on energy and other input factors. Net loss after tax was NOK 42 mill (NOK 57 mill).
Demand for newsprint was increasing in most countries, but there was a reduction in USA and in South Korea.

E.11

23 June 2005
Announcement of price increases on magazine paper in Europe

Norske Skog has announced a price increase of 6 - 8 % on magazine paper in Europe, with effect from 1 August. The increase applies to contracts without fixed price for the full year, which is around 50 % of the total volume.

Oxenøen, 23 June, 2005
NORSKE SKOG
Corporate Communication

E.12

28 June 2005
Norske Skog - Publishing of results for 2nd quarter 2005

Norske Skog will publish financial figures for 2nd quarter 2005 on Tuesday, August 2, after closing of trade at Oslo Stock Exchange. Telephone conference/Webcast will be held at 5 PM CET the same day.

Oxenøen, June 28, 2005

NORSKE SKOG

Investor Relations

E.13

11 July 2005
Currency Items etc., Q 2 2005

Norske Skog will, as announced earlier, publish figures for Q 2 2005 on August 2, after closing of trade at Oslo Stock Exchange.

A live webcast will be held from Norske Skog's offices at 5 PM CET the same day. More information about this event will be available on our web site www.norskeskog.com later on.

The Silent Period ahead of the release starts on Tuesday, July 19.

Norske Skog's trade-weighted basket of currencies (the "Norske Skog Index") had an average value of 87.9 in Q 2, 2005, compared with 88.7 in Q 1, and 91.6 in Q 2, 2004. The value on June 30, 2005, was 87.3, compared with 88.9 on March 31 and 87.5 on December 31, 2004. The starting point of this index is January 1, 2002.

IFRS (International Financial Reporting Standard)
Norske Skog has adopted the IFRS accounting standard as of January 1, 2005, and financial figures are compared with restated figures for 2004. The effects of IFRS on Norske Skog's financial statements are described in our annual report for 2004, and in a separate press release issued on February 3, 2005.

According to IFRS, biological assets shall be valued to fair value. This has given a value reduction on forest assets in Australia of around NOK 50 million. The amount is included in the consolidated EBIT in Q 2, but not in the region's EBIT.

There has not been any major change in the value of embedded derivatives related to Norske Skog's energy contracts.

Skogn, July 11, 2005

NORSKE SKOG
Investor Relations

E.14

82-5226

Message to Oslo Stock Exchange

Time change for publishing of Q2 2005 Results

The Q2 2005 results will be published at 15:00 CET on August 2, while it was previously indicated 16:30 CET.

The conference call/webcast will be held as originally planned at 17:00 CET.

Oxenøen, August 1, 2005

NORSKE SKOG

Investor Relations

E.15

16 Aug. 2005
Disclosure of holdings

On 12 August, subsidaries of Capital Group International, Inc. held on consolidated basis 10,8% in Norske Skogindustrier.

E.16

82-5226

Message to Oslo Stock Exchange

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

Pro forma figures – PanAsia Paper

Norske Skog informed the market yesterday about the planned acquisition of 50 % of the shares in PanAsia Paper, with attached pro forma figures. We hereby notify the market that some of yesterday's numbers contain certain errors. New and correct figures will be released today, but probably after the closing of trade at Oslo Stock Exchange.

In yesterday's release, 50 % of PanAsia's net financials in full year 2004 was NOK 112 million. This figure is instead a small negative amount.

Oxenøen, 8 September, 2005

NORSKE SKOG

Corporate Communication

Contact person: Jarle Langfjæran, phone + 47 6759 9338

The information contained herein is not for publication or distribution in or into the United States of America. The materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of Securities in the United States of America.
The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

E.17

82-5226

Message to Oslo Stock Exchange

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

Corrected pro forma figures – PanAsia

Norske Skog informed the market on September 7 about the planned acquisition of 50 % of the shares in PanAsia Paper, with attached pro forma figures.

In the release published on September 7, 50 % of PanAsia's net financials in full year 2004 was NOK 112 million. The correct figure is instead minus NOK 18 million. Consequently, the pro forma consolidated net earnings for full year 2004 is NOK 656 million, as against NOK 786 million reported on September 7. No other changes are made to the pro formas, and no changes are made to the PanAsia stand-alone figures.

We ask you to disregard the spreadsheets attached to the release published on September 7. The correct pro forma figures and PanAsia stand-alone figures in one common document is attached to this release.

Oxenøen, 9 September, 2005

NORSKE SKOG

Corporate Communication

Contact person: Jarle Langfjæran, phone + 47 6759 9338

Pro forma profit and loss per 30.06.2004

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Revenue	12 314	1 511	13 825
Variable costs	-7 262	-1 087	-8 349
Other operating expenses	-2 861	-196	-3 057
Restructuring costs	-63	0	-63
EBITDA	2 128	228	2 356
Depreciation and amortisation	-1 582	-186	-1 768
Impairments	-167	0	-167
EBIT	379	42	421
Affiliated companies	-115	0	-115
Financial items	-533	-24	-557
Other items	0	0	0
Pre-tax profit	-269	18	-251
Taxes	123	1	124
Profit before minorities	-146	19	-127
Minority interests	2	1	3
Net earnings	-148	18	-130

Pro forma profit and loss per 31.12.2004

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Revenue	25 302	3 089	28 391
Variable costs	-15 326	-2 253	-17 579
Other operating expenses	-5 673	-401	-6 074
Restructuring costs	-63	0	-63
EBITDA	4 240	435	4 675
Depreciation	-3 093	-363	-3 456
Impairments	-110	0	-110
EBIT	1 037	72	1 109
Affiliated companies	-44	0	-44
Financial items	-783	-18	-801
Other items	0	0	0
Pre-tax profit	210	54	264
Taxes	419	-11	408
Profit before minorities	629	43	672
Minority interests	8	8	16
Net earnings	621	35	656

Pro forma profit and loss per 30.06.2005

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Revenue	12 194	1 440	13 634
Variable costs	-7 312	-1 008	-8 320
Other operating expenses	-2 804	-199	-3 003
Restructuring costs	0	0	0
EBITDA	2 078	233	2 311
Depreciation	-1 504	-180	-1 684
Impairments	-69	0	-69
EBIT	505	53	558
Affiliated companies	-73	0	-73
Financial items	-486	-12	-498
Other items	0	0	0
Pre-tax profit	-54	41	-13
Taxes	11	-5	6
Profit before minorities	-43	36	-7
Minority interests	7	6	13
Net earnings	-50	30	-20

Pro forma balance sheet per 30.06.2004

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Intangible fixed assets	4 834	147	4 981
Operational fixed assets	31 102	5 342	36 444
Affiliated companies	1 902	0	1 902
Long-term receivables	450	10	460
Fixed assets	**38 288**	**5 499**	**43 787**
Inventory	2 650	272	2 922
Receivables	4 089	587	4 676
Short-term investments	525	0	525
Liquid assets	532	134	666
Current assets	**7 796**	**993**	**8 789**
Total assets	**46 084**	**6 492**	**52 576**
Paid-in equity	8 460	3 928	12 388
Retained earnings	10 291	-81	10 210
Minority interests	229	221	450
Shareholder's equity	**18 980**	**4 068**	**23 048**
Deferred taxes	2 671	665	3 336
Interest-free long-term liabilities and obligations	1 045	29	1 074
Interest-bearing long term liabilities	17 244	904	18 148
Interest-free current liabilities	4 343	420	4 763
Interest-bearing current liabilities	1 801	406	2 207
Total liabilities and shareholder's equity	**46 084**	**6 492**	**52 576**

Pro forma balance sheet per 31.12.2004

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Intangible fixed assets	4 804	130	4 934
Operational fixed assets	30 005	5 600	35 605
Affiliated companies	1 858	0	1 858
Long-term receivables	390	15	405
Fixed assets	**37 057**	**5 745**	**42 802**
Inventory	2 299	264	2 563
Receivables	4 050	508	4 558
Short-term investments	470	0	470
Liquid assets	419	101	520
Current assets	**7 238**	**873**	**8 111**
Total assets	**44 295**	**6 618**	**50 913**
Paid-in equity	8 460	3 928	12 388
Retained earnings	10 549	-153	10 396
Minority interests	186	176	362
Shareholder's equity	**19 195**	**3 951**	**23 146**
Deferred taxes	2 419	678	3 097
Interest-free long-term liabilities and obligations	1 032	28	1 060
Interest-bearing long term liabilities	17 264	1 362	18 626
Interest-free current liabilities	3 889	345	4 234
Interest-bearing current liabilities	496	254	750
Total liabilities and shareholder's equity	**44 295**	**6 618**	**50 913**

Pro forma balance sheet per 30.06.2005

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Intangible fixed assets	4 873	147	5 020
Operational fixed assets	29 966	6 162	36 128
Affiliated companies	1 910	0	1 910
Long-term receivables	1 087	12	1 099
Fixed assets	**37 836**	**6 321**	**44 157**
Inventory	2 738	311	3 049
Receivables	4 299	495	4 794
Short-term investments	445	0	445
Liquid assets	369	174	543
Current assets	**7 851**	**980**	**8 831**
Total assets	**45 687**	**7 301**	**52 988**
Paid-in equity	8 477	3 928	12 405
Retained earnings	10 288	74	10 362
Minority interests	190	178	368
Shareholder's equity	**18 955**	**4 180**	**23 135**
Deferred taxes	2 396	724	3 120
Interest-free long-term liabilities and obligations	1 019	39	1 058
Interest-bearing long term liabilities	17 616	1 765	19 381
Interest-free current liabilities	4 362	391	4 753
Interest-bearing current liabilities	1 339	202	1 541
Total liabilities and shareholder's equity	**45 687**	**7 301**	**52 988**

Pan Asia stand alone profit and loss (USGAAP)

Mill USD	YTD 30.06.2004	2004	YTD 30.06.2005
Revenue	478	990	482
Variable costs	-357	-741	-346
Other operating expenses	-57	-119	-63
Restructuring costs	0	0	0
EBITDA	65	130	74
Depreciation and amortisation	-36	-71	-39
Impairments	0	0	0
EBIT	29	59	34
Affiliated companies	0	0	0
Financial items	-7	-8	-9
Other items	0	0	0
Pre-tax profit	22	51	26
Taxes	-5	-14	-7
Profit before minorities	17	37	19
Minority interests	0	2	2
Net earnings	17	35	17

Pan Asia stand alone balance sheet (USGAAP)

Mill USD	30.06.2004	31.12.2004	30.06.2005
Intangible fixed assets	42	43	44
Operational fixed assets	1 065	1 299	1 359
Affiliated companies	0	0	0
Long-term receivables	3	4	4
Fixed assets	**1 110**	**1 346**	**1 407**
Inventory	78	88	95
Receivables	181	173	157
Short-term investments	0	0	0
Liquid assets	39	33	53
Current assets	**298**	**294**	**305**
Total assets	**1 408**	**1 641**	**1 712**
Paid-in equity	600	600	600
Retained earnings	167	248	244
Minority interests	63	58	55
Shareholder's equity	**830**	**906**	**898**
Deferred taxes	59	70	76
Interest-free long-term liabilities and obligations	8	9	12
Interest-bearing long term liabilities	261	451	539
Interest-free current liabilities	133	120	125
Interest-bearing current liabilities	117	84	62
Total liabilities and shareholder's equity	**1 408**	**1 641**	**1 712**

E.18

82-5226

Norske Skog

Press release

Oxenøen, 7 September 2005

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

Share issue by Norske Skog

The Board of Norske Skog has resolved to recommend to an extraordinary general meeting of its shareholders that the company implements a rights issue to raise up to NOK 4 billion (USD 615 million) of equity capital.

This funding is intended to finance the acquisition of the remaining 50 % of the shares in PanAsia Paper Company, not already owned by Norske Skog.

Existing shareholders will have a pre-emptive right to subscribe to shares in the issue. The joint global coordinators of the issue are Deutsche Bank and Nordea, which have also underwritten the amount to be raised. The issue price will be determined by the Board and the underwriters after the general meeting has approved the share issue.

The preliminary timetable is as follows:
20 September: Interim update, based on management account, showing revenue, EBITDA and EBIT for July and August 2005, compared with July and August 2004
22 September: Decision by the extraordinary general meeting
23 September: Trading of shares on an ex-rights basis
30 September: Trading starts in subscription rights
30 September - 13 October: Subscription period
26 October: Trading is expected to begin in the new shares

Oxenøen, Sept 7, 2005
NORSKE SKOG
Corporate Communication

Further information

Media:
Senior Vice President, Corporate Communication
Hanne Aaberg
Ph: +47 67 59 90 29
Mob: +47 913 51 681

Director, Corporate Communication
Andrea Båsen
Ph: +47 67 59 93 49
Mob: +47 412 39 704

Capital market:

Vice President, Investor Relations
Jarle Langfjæran

Mob: +47 909 78 434

E.19

82-5226

Message to Oslo Stock Exchange

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

The Corporate Assembly approves acquisition of PanAsia

Norske Skog's Corporate Assembly has today unanimously approved the acquisition of the 50 % of shares in PanAsia currently being owned by Canada's Abitibi Consolidated. The Corporate Assembly consists of 12 members elected among the shareholders, and 6 members elected among employees in Norway.

Approval by the competition and regulatory authorities in relevant countries and regions are also required to complete the transaction. In addition, the acquisition depends on the completion of a share issue which is subject to approval by an extraordinary general meeting of Norske Skog's shareholders on 22 September. Norske Skog will consolidate PanAsia as a wholly-owned subsidiary with effect from the date of the closing of the acquisition, which is expected to occur before the end of 2005.

This acquisition will make Norske Skog the sole owner of PanAsia, which ranks as the largest newsprint manufacturer in Asia and has leading market positions in China, Korea and Thailand. The Norske Skog group will become the world's largest manufacturer of newsprint through the acquisition, with 30% of its newsprint capacity located in Asia.

Oxenøen, September 9, 2005

NORSKE SKOG

Corporate Communication

E.20

82-5226

Message to Oslo Stock Exchange

Interim Update, July-August 2005

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

Below are unaudited figures for the months July and August 2005, based on management accounts and IFRS principles for both years.

NOK million - Consolidated	Jul-Aug 2005	Jul-Aug 2004
Revenue	4 196	4 199
Gross operating profit (EBITDA)	723	764
Operating profit (EBIT)	224	240
Deliveries (1,000 tonnes)	921	911
Production (1,000 tonnes)	929	951

Comments
Gross and net operating profit are reduced compared with last year, mainly due to higher energy costs and negative currency effects. As average for the two-month period above, NOK has been 6 % stronger in 2005 compared with 2004. The somewhat lower production is mainly related to the temporary closure of PM 2 at the Follum mill in Norway.

Special items in connection with value changes of energy hedging contracts etc. are insignificant in Jan-Aug 2005 and do not affect the comparison.

No provisions or write-downs are included in the figures above. The decision about the proposed closure of Norske Skog Union will be taken by Norske Skog's corporate assembly on October 4, with information to the financial market afterwards.

Oxenøen, September 20, 2005

NORSKE SKOG

Corporate Communication

Contact person: Jarle Langfjæran, VP Investor Relations, phone + 47 9097 8434

in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

E.21

23 Aug. 2005
Studying new uses for Union site

A brainstorming exercise has been launched by Norske Skog chief executive Jan Oksum to come up with alternative uses for the site presently occupied by its Norske Skog Union mill.

NOK 1 million has been allocated for a preliminary study of opportunities for the Klosterøya premises in Skien south of Oslo, which currently manufactures newsprint and book paper.

The study will start immediately, with proposals and recommendations due to be presented before the end of the year.

Christian Rynning-Tønnesen, Norske Skog's chief financial officer, is chairing the executive committee for this project.

Other members will be the chair of Telemark county council, which embraces the site, the acting mayor of Skien, Norske Skog Union's mill manager, a union official and an external representative.

We want to start assessing new uses now in order to be as well prepared as possible if the decision to close down the mill is approved in early October, explains Mr Rynning-Tønnesen.

Relevant players and interested parties in the Grenland district of Telemark will be consulted, and the executive committee will bring in appropriate specialists.

The project team has been asked to come up with proposals for continuing industrial activities at Klosterøya, which can thereby create new jobs.

At the same time, consideration will be given to making the site accessible to the local population.

Oksenøya, 23 August 2005

Norske Skog
Corporate communications

E.22

22 Sept. 2005
Terms of the Rights Offering in Norske Skog

Norske Skog's extraordinary general meeting today approved the proposed rights offering in connection with the planned acquisition of the remaining 50 % share in PanAsia Paper Company. Norske Skog expects to raise a total of approximately NOK 4 billion through this offering.

In a Board meeting after the EGM, the details of the rights offering were decided as follows:
- Subscription price: NOK 70 per new share
- Total number of new shares: 56,808,538 shares.
- Total number of shares after the offering: 189.945.626 shares, each with a par value of NOK 10.
- Norske Skog's share capital will subsequently increase by NOK 568,085,380 through this offering, and amount to NOK 1,899,456,260 after the offering is completed.
- Existing shareholders as of 22 September (record date) will have a pre-emptive right to participate in the offering.
- Each share held on the record date, will entitle to one transferable right.
- Holders of rights will be entitled to subscribe, at the subscription price for 3 new shares for every 7 rights held.

The detailed timetable is expected to be as follows:
23 September: Trading of shares on an ex-rights basis
30 September: Trading starts in subscription rights
30 September - 13 October: Subscription period and trading of rights on the Oslo Stock Exchange
26 October: Trading is expected to begin in the new shares

Over-subscription will not be allowed, and it is not possible to subscribe in the offering without owning rights.

It is expected that the prospectus on the rights offering will be published and sent to the shareholders as of the record date on or around 29 September 2005.

Oxenøen, 22 September, 2005

NORSKE SKOG

Corporate Communication

Contact person: Rune Gjessing, Director Investor Relations, phone + 47 6759 9073 or + 47 9015 2614.

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

The information contained herein is not for publication or distribution in or into the United States of America. The materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of Securities in the United States of America.
The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

E.23

23 Sept. 2005
Trading in shares ex rights

As announced yesterday, the shares of Norske Skog will from today trade without the right to subscribe for shares in the rights offering.

The historic share prices of Norske Skog have been adjusted by a factor of 0.9048 to reflect the split between the shares and the rights.

Oxenøen, 23 September, 2005
NORSKE SKOG
Corporate Communication

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

The information contained herein is not for publication or distribution in or into the United States of America. The materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of Securities in the United States of America.
The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

E.24

82-5226

Competition authority shelves Union issue

Norske Skog has been notified today by the Norwegian Competition Authority that its conduct over the recommendation to close the Norske Skog Union mill has not contravened section 11 of Norway's Competition Act, which prohibits the abuse of a dominant market position.

The authority finds that neither the Act nor relevant practice provides any basis for compelling Norske Skog to sell Norske Skog Union.

In the authority's view, weighty considerations argue in favour of allowing companies a free hand to restructure their activities to ensure efficient operation.

This decision is entirely in accordance with Norske Skog's expectations over the issue.

The management's recommendation to close down Norske Skog Union will be considered by the Norske Skog board of directors and corporate assembly on 3 and 4 October respectively.

Oxenøen, 28 September
Norske Skog
Corporate communications

E.25

30 Sept. 2005
NSG - START OF SUBSCRIPTION PERIOD

The subscription period in Norske Skog`s rights offering and trading in the subscription rights starts today. The rights will trade under ticker code NSGT and with the ISIN number NO 001 0285059 until October 13, 2005.

The subscription period ends on October 13, 2005, and trading in the new shares is expected to begin on October 26, 2005.

Oxenøen, September 30, 2005
NORSKE SKOG
Corporate Communication

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People`s Republic of China, Japan, South Africa, Spain and the United States of America.
The information contained herein is not for publication or distribution in or into the United States of America. The materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of Securities in the United States of America.
The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

E.26

OFFER FOR NORSKE SKOG UNION

Norske Skog has today received an offer from a group of Norwegian investors to buy the Norske Skog Union mill in Skien south of Oslo for NOK 100 million.

The company will contact the bidder to see whether this offer provides any opportunities which do not involve continued production of paper.

In general terms, Norske Skog is open to dialogue with any interested party or parties who can contribute to a solution which does not continue paper production at the mill.

Oxenøen 4 August 2005

Norske Skog
Corporate Communications

E.27

82-5226

Norske Skog

Press Release

RECEIVED
2006 DEC 12 P 2:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Board recommends mill closure

The board of directors of Norske Skog today accepted the recommendation from the management to close the Norske Skog Union mill in Skien south of Oslo.

This approval was given by 6 votes to 3. A proposal from employee elected members of the board to postpone the decision was voted down. A final decision on the closure is to be taken tomorrow by the corporate assembly of Norske Skog.

If the latter votes to accept the board's recommendation, operations at Norske Skog Union will cease in the first quarter of 2006.

Agreement on a severance package has been reached between the company and the workforce, with the main emphasis on helping those affected to find new jobs in Norske Skog or elsewhere.

The agreement also embraces severance for all employees and redundancy payments as well as special measures for older workers.

Oxenøen, 3 October 2005
Norske Skog
Corporate communications

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

E.28

82-5226

Message to Oslo Stock Exchange

NSG – Financial Calender 2006

Norske Skog has the following reporting dates in 2006:

Thursday, February 2:	Preliminary figures, full year 2005
Thursday, April 20:	Annual General Meeting
Thursday, May 4:	1st quarter 2006
Thursday, August 3:	2nd quarter 2006
Wednesday, November 2:	3rd quarter 2006

Oxenøen, October 4, 2005

NORSKE SKOG

Investor Relations

E.29

17 Oct. 2005
Currency Items etc., Q 3 2005

Norske Skog will publish figures for Q 3 2005 on Tuesday, November 1, around 2 PM CET.

A live webcast will be held from Norske Skog's offices at 4 PM CET the same day. More information about this event will be available on our web site www.norskeskog.com later on.

The Silent Period ahead of the release starts on Wednesday, October 19.

Norske Skog's trade-weighted basket of currencies (the "Norske Skog Index") had an average value of 86.6 in Q 3, 2005, compared with 87.9 in Q 2, 2005, and 92.0 in Q 3, 2004. The value on September 30, 2005, was 87.2, compared with 87.3 on June 30, 2005. The starting point of this index is January 1, 2002.

There has not been any major change in the value of embedded derivatives related to Norske Skog's energy contracts in Q 3 2005.

Norske Skog Union
Norske Skog's Corporate Assembly decided in its meeting on October 4 to close down the Union mill during Q 1, 2006. The expected effects on Norske Skog's accounts, to be booked in Q 4, are as follows:
Write-down of the book value of buildings and machinery from about NOK 180 million to zero will be recorded as an expense in the profit and loss account, but will have no cash effect. Furthermore, a provision of roughly NOK 250 million will be made for restructuring costs, including both redeployment and redundancy programmes for employees, removing machinery and plant, and environmental clean-up. This will have a cash effect as the relevant expenditures are incurred.

Oxenøen, October 17, 2005

NORSKE SKOG
Investor Relations

E.30

17 Oct. 2005
Synthetic options in Norske Skog

Based on Norske Skog's long-term incentive program, the following number of synthetic options has today been allocated to Norske Skog's corporate management team:

Jan Oksum 60,000 options (current ownership 15,583 shares and 120,000 options)

Christian Rynning-Tønnesen, 30,000 options (1,430 shares, 60,000 options)

Vidar Lerstad 30,000 options (5,826 shares, 60,000 options)

Rolf Negård 30,000 options (2,019 shares, 60,000 options)

Hanne Aaberg 30,000 options (2,251 shares, 60,000 options)

Jarle Dragvik 30,000 options (3,640 shares, 60,000 options)

Jan H. Clasen 30,000 options (1,634 shares, 60,000 options)

Ketil Lyng 30,000 options (4,577 shares, 60,000 options)

Rob Lord 30,000 options (3,223 shares, 60,000 options)

Antonio Dias 30,000 options (2,627 shares, 60,000 options)

The number of shares above are before any purchase in the current equity offering.

Strike price is NOK 95, which is the average of the daily closing price of Norske Skog's shares in the period Sept 19 - Sept 30, 2005. The closing price has been adjusted for value of subscription rights in the days Sept 19 - Sept 22.

The options expire Dec 31, 2008, and can be exercised in the period Jul 1 - Dec 31, 2008. If the options are exercised, an amount corresponding to the difference between market price and strike price will be paid to the holder. This amount will be treated as salary, and the net amount, less tax, shall be used to buy Norske Skog shares in the market. These shares must be held for three years. It will therefore take around six years before a potential capital gain can be realized. The options are valid as long as the persons entitled are employed by Norske Skog. The program has no dilution effect.

Strike price adjustment of options issued previously:
The strike prices of options granted in 2003 and 2004 have been adjusted due to the impact of the current rights offering. The adjustment factor is 0.9048. A total of 300,000 options, with an original strike price of NOK 134.50, can be exercised in the period July 1 to Dec 31, 2006. This strike price has consequently been adjusted to NOK 121.50. There are 360,000 options which can be exercised from July 1 to Dec 31, 2007. Of these, 330,000 options had an original strike price of NOK 117 which has now been adjusted to NOK 106. The remaining 30,000 options which can be exercised in 2007 have a strike price of NOK 121.50.

Oxenøen, October 17, 2005

NORSKE SKOG
Corporate Communication

E.31

17 Oct. 2005
Result of Norske Skog's Rights Offering

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

The subscription period and trading of the rights ended on Thursday, October 13. Preliminary indications suggest a subscription take-up of between 97% and 98%. The final result will not be known until all settlements take place, which is expected to be Thursday, October 20. A press release with the final result will be issued at that time.

The information contained herein is not for publication or distribution in or into the United States of America. The materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of Securities in the United States of America.
The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

Oxenøen, October, 17 2005

NORSKE SKOG

Investor Relations

E.32

19 Oct. 2005

Moody's Revises Outlook on Norske Skog

The rating company Moody's has revised its outlook on Norske Skog's senior unsecured debt to 'negative' from 'stable'. According to Moody's press release, the outlook change is caused by continuing weak operating environment for the European paper industry. The rating itself is kept on Baa3, and Moody's comments that there are several important factors which underpin the rating.

The revision to negative outlook does not impact the interest rates of Norske Skog's existing long-term debt or credit facilities.

Oxenøen, October 19, 2005

NORSKE SKOG
Investor Relations

E.33

20 Oct. 2005
Final result in rights issue

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

We refer to the resolution concerning the rights issue in the extraordinary general assembly of Norske Skog 22 September 2005 and the preliminary result announced on Oslo Stock Exchange 17 October 2005.

The subscription period in the rights issue and trading of rights ended 13 October 2005. During the subscription period 55,321,081 shares were subscribed for, corresponding to NOK 3,872,475,670. This represents 97.4 % of the total gross proceeds from the issue, NOK 3,976,597,660, and correspondingly 56,808,538 shares.

Subject to the terms and conditions of the Underwriting Agreement among Deutsche Bank, Nordea and Norske Skog, Deutsche Bank and Nordea will subscribe for and seek to sell the remaining 1,487,457 shares ("Rump Shares"), corresponding to 3,470,733 rights, not subscribed for. In certain circumstances holders of unused rights may receive the proceeds of any such sales that exceed the subscription price, after taking into account expenses and taxes. The sale of Rump Shares is expected take place from 20 October until 26 October 2005, both days inclusive.

Holders of unused rights will receive the excess proceeds (if any) from the sale of the Rump Shares as soon as practical after the sale is completed (expected not to be later than on or about 4 November 2005). More details regarding the conditions to closing of the rights issue, the placement of the Rump Shares and payment of the proceeds to the holders of unexercised rights are laid out in the prospectus concerning the rights offering dated 26 September 2005.

Expected timetable:
21 October: Payment for allotted shares by subscribers.
25 October: Rights issue registered in the Norwegian Register of Business Enterprises.
26 October: Trading in the shares commences.

The dates are preliminary.

After the rights issue Norske Skog will have a registered share capital of NOK 1,899,456,260 divided into 189,945,626 shares, at a par value of NOK 10.

Oxenøen, 20 October 2005

NORSKE SKOG
Investor Relations

The information contained herein is not for publication or distribution in or into the United States of America. The materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of Securities in the United States of America.
The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

E.34

21 Oct. 2005
Rump offering

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

We refer to the stock exchange release published Thursday 20 October, regarding the final result of the rights offering. Deutsche Bank and Nordea have informed us that they have placed 1,487,457 shares, constituting the rump offering, with institutional investors in an accelerated book build. The selling price of the shares in the rump offering was NOK 85 per share.

Accordingly, the net proceeds per right will be NOK 6.25 after the deduction of the subscription price and related transaction costs, subject to the terms and conditions of the underwriting agreement between Deutsche Bank, Nordea and Norske Skog. The payment for unexercised rights will be made as soon as practicably possible, but no later than Friday 28 October.

As set out in the prospectus concerning the rights offering dated 26 September 2005, if the aggregate payment for unexercised rights payable to any holder of rights is less than NOK 20, after the deduction of expenses, no payment will be made. Further details regarding the conditions to the placement of the Rump Shares and payment of the proceeds to the holders of unexercised rights are set out in the prospectus.

Oxenøen, 21 October, 2005

NORSKE SKOG
Investor Relations

The information contained herein is not for publication or distribution in or into the United States of America. The materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of Securities in the United States of America.
The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

E.35

25 Oct. 2005
MANDATORY NOTIFICATION OF TRADE

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

The following primary insiders have purchased shares in Norske Skogindustrier ASA in connection with the company's rights offering 30 Sept - 13 Oct 2005 (new holding):

Kjetil Bakkan, 67 shares (225)
Halvor Bjørken, 501 shares (3,591)
Jan H. Clasen, 420 shares (2,054)
Jarle Dragvik, 1,071 shares (4,711)
Lars W. Grøholt, 1,332 shares (4,442)
Ivar B. Korsbakken, 591 shares (1,973)
Anne K. Kvam, 48 shares (700)
Kåre Leira, 437 shares (1,457)
Vidar Lerstad, 850 shares (6,676)
Øivind Lund, 598 shares (1,995)
Asbjørn Lundberg, 300 shares (1,708)
Ketil Lyng, 393 shares (4,970)
Gisele Marchand, 128 shares (428)
Rolf Negård, 865 shares (2,884)
Jan A. Oksum, 6,721 shares (22,404)
Christian Rynning-Tønnesen, 612 shares (2,042)
Hanne Aaberg, 964 shares (3,215)

The shares were purchased at a price of NOK 70 per share.

Oxenøen, 25 October, 2005

NORSKE SKOG
Investor Relations

The information contained herein is not for publication or distribution in or into the United States of America. The materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of Securities in the United States of America.
The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

E.36

25 Oct. 2005
Change of time for presentation/webcast, November 1

New time will be 17:30 CET. The stock exchange release dated October 17 had 16:00 as the start of the presentation/webcast. The release time of the Q3 results remains unchanged, and will be approximately 14:00 CET.

The presentation can be followed by entering Norske Skog's web site www.norskeskog.com. Alternatively, to access the conference call/webcast, dial + 47 22 39 18 00.

A replay of the conference will be made available shortly afterwards. To access the replay, do as follows:
- Dial + 47 22 76 91 21
- Account no 1340, followed by # (pound-sign)
- Press 1
- Conference no 340, followed by # (pound-sign)
- Press 1 to play.

Oxenøen, October 25, 2005

NORSKE SKOG
Investor Relations

E.37

25 Oct. 2005
Equity Increase in Norske Skog

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

The proceeds of the new issue have now been paid to Norske Skog, and the increase in capital has been registered in the Register of Business Enterprises. After the new issue, Norske Skog has a share capital of NOK 1,899,456,260 based on 189,945,626 shares, each with a par value of NOK 10. Trading in the new shares starts tomorrow, Wednesday, October 26.

The new Company Certificate has been sent to the Oslo Stock Exchange.

Oxenøen, October 25, 2005

NORSKE SKOG

Investor Relations

The information contained herein is not for publication or distribution in or into the United States of America. The materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of Securities in the United States of America.
The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

E.38

03 Nov. 2005
Purchase of 100 000 own shares

Norske Skog has today bought 100 000 own shares at a price of NOK 92.29 Norske Skog's own holding amounts to 683 831 shares after this purchase.

The purchase is done under the authorization to buy back up to 10 % of the shares, given by the Annual General Meeting. The shares will be used in connection with the employee share scheme and for bonus payments, and they will not be cancelled. The current buy-back program is limited to 500,000 shares and goes on until December 31, 2005. Norske Skog has so far bought back 100 000 shares under the authorization.

Oxenøen, 2 November 2005
NORSKE SKOG
Investor Relations

E.39

04 Nov. 2005
Purchase of own shares

Norske Skog has today bought 47 700 own shares at a price of NOK 93.36 Norske Skog's own holding amounts to 731 531 shares after this purchase.

The purchase is done under the authorization to buy back up to 10 % of the shares, given by the Annual General Meeting. The shares will be used in connection with the employee share scheme and for bonus payments, and they will not be cancelled. The current buy-back program is limited to 500,000 shares and goes on until December 31, 2005. Norske Skog has so far bought back 147 700 shares under the authorization.

Oxenøen, 3 November 2005

NORSKE SKOG
Investor Relations

E.40

17 Nov. 2005
CLOSING OF THE PANASIA ACQUSITION

Norske Skog has today transferred the full consideration of USD 600 million to Abitibi Consolidated for its shares in PanAsia Paper Company. Subsequently, PanAsia will be fully consolidated into Norske Skog financial accounts as of today, and re-named Norske Skog PanAsia.

After this deal, Norske Skog is the largest newsprint producer in the world and in Asia. 25 % of the company`s production capacity is now located in Asia. Norske Skog PanAsia has five modern newsprint mills located in China, South Korea and Thailand.

Oxenøen, November 17, 2005
NORSKE SKOG
Corporate Communications

Contacts:

Media:
Ms. Hanne Aaberg, SVP Corporate Communications,
phone + 47 67 59 90 00 or + 47 913 51 681

Financial markets:
Mr Jarle Langfjæran, VP Investor Relations,
phone + 47 909 78 434

E.41

18 Nov. 2005
PURCHASE OF OWN SHARES

Norske Skog has today bought 115 000 own shares at a price of NOK 93.22 Norske Skog`s own holding amounts to 846 531 shares after this purchase.

The purchase is done under the authorization to buy back up to 10 % of the shares, given by the Annual General Meeting. The shares will be used in connection with the employee share scheme and for bonus payments, and they will not be cancelled. The current buy-back program is limited to 500,000 shares and goes on until December 31, 2005. Norske Skog has so far bought back 262 700 shares under the authorization.

Oxenøen 17 November 2005
NORSKE SKOG
Corporate communication

E.42

09 Jan. 2006
Sale of ownership stake in Nordic Paper

Norske Skog and M. Peterson & Søn A/S have reached an agreement for the sale of Nordic Paper, which has been owned 45 % by Norske Skog and 55 % by Peterson. The buyers consist of two people from Nordic Paper's current management team as well as external investors.

The sale will be booked in Q1 2006, and result in a small gain for Norske Skog.

Nordic Paper was established in October 2001, and is the world's largest producer of grease-proof paper grades. It has two mills in Norway, and one in Sweden. The company has 400 employees and sales in 2005 of NOK 825 million.

Oxenøen, January 9, 2006

NORSKE SKOG
Corporate Communications

E.43

18 Jan. 2006
Currency Items etc., Q4 2005

Norske Skog will publish figures for Q4 2005 on Friday, February 3, at 08:00 CET.

A live webcast will be held from Norske Skog's offices at 13:00 CET the same day. More information about this event will be available on our web site www.norskeskog.com later on.

The Silent Period ahead of the release starts on Friday, January 20.

Norske Skog's trade-weighted basket of currencies (the "Norske Skog Index") had an average value of 87.3 in Q4, 2005, compared with 86.6 in Q3, 2005, and 88.3 in Q4, 2004. The value on December 30, 2005, was 88.4, compared with 87.2 on September 30, 2005. The starting point of this index is January 1, 2002.

There has been a positive effect of approximately NOK 200 million in the value of embedded derivatives related to Norske Skog's energy contracts in Q4 2005.

Norske Skog Union

Norske Skog's Corporate Assembly decided in its meeting on October 4, 2005 to close down the Union mill during Q1, 2006. The effects on Norske Skog's accounts, to be booked in Q4, are as follows:
Write-down of the book value of buildings and machinery from about NOK 180 million to NOK 28 million will be recorded as an expense in the profit and loss account, but will have no cash effect. The remaining value of NOK 28 million reflects the expected cash flow until closure at the end of February. A provision of approximately NOK 270 million will be made for restructuring costs, including both redeployment and redundancy programmes for employees, removing machinery and plant, and environmental clean-up. This will have a cash effect as the relevant expenditures are incurred. The cost related to the closure of the Union mill will be included at the corporate level, and will not have an effect on the results for Region Europe.

Norske Skog Pisa

A provision for a power transmission charge dispute in Brazil of NOK 55 million will be booked in Q4. This amount will be included in the result for Region South America.

Oxenøen, January 18, 2006
NORSKE SKOG
Investor Relations

E.44

24 Jan. 2006
Sale of Forestia AS

Norske Skog has entered into an agreement with Byggma ASA for the sale of shares in Norske Skog's wholly-owned subsidiary Forestia AS. The sale reduces Norske Skog's net interest-bearing debt by approximately NOK 170 million, and will result in a marginal loss compared with book-value.

The financial effect will be included in Norske Skog's accounts for Q 4, 2005. The transaction is dependent upon a due diligence process and also approval from both companies' Board of directors. The transaction is expected to close by late February 2006.

Forestia is the Nordic region's leading producer of particleboard intended for the building and furniture sectors, and also produces I-beams for construction purposes. The company has 270 employees at three plants in Norway. Operating revenue is around NOK 600 million.

Byggma ASA is a public company with around 500 employees and activities within several building materials and home improvement sectors. Operating revenue after the acquisition of Forestia will be in the region of NOK 1.5 billion.

Oxenøen, January 24. 2006
NORSKE SKOG
Corporate Communications

E.45

30 Jan. 2006
Norske Skog sells Catalyst Paper shares

Norske Skog has agreed to sell all its 63 million shares, corresponding to a 29.4% holding, owned by the Norwegian-based company in Canada's Catalyst Paper. Proceeds are expected to be in the region of NOK 1,080 million and yield an accounting loss of roughly NOK 730 million on the book value. A provision for the loss will be made in the accounts for the fourth quarter of 2005.

The shares will be acquired in a transaction in Canada by a syndicate headed by a subsidiary of UBS Securities Canada Inc (UBS) at the agreed price of CAD 2.98 each. Closing of this transaction is expected in mid-February.

The Catalyst shares have not been registered under the United States Securities Act of 1933 and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of that Act.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Catalyst shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Norske Skog's gearing (net interest-bearing debt divided by equity) and certain other key figures will be improved by the disposal of the Catalyst Paper shares. The accounting loss has no effect on tax cost.

"Even if this transaction causes a significant loss, it is the right thing to do for Norske Skog, says Jan Oksum, president and CEO of Norske Skog. "Through this, we will improve our possibilites to strengthen our activities in Europe, Asia, Australasia and South America."

Norske Skog originally held 50.8% of the Catalyst Paper shares, acquired through the purchase of Fletcher Challenge Paper in 2000. The company was then called Fletcher Challenge Canada.

Norske Skog has since then successively reduced its holding to 29.4%. Catalyst Paper ranks today as the third largest manufacturer of publication paper in North America, with four mills located close to each other in British Columbia.

Oxenøen, 30 January 2006
Norske Skog
Corporate communications

Further information from:
Media: Hanne Aaberg, senior vice president, Norske Skog, tel: +47 67 59 90 29 or +47 91 35 16 81
Financial market: Rune Gjessing, vice president, Norske Skog, tel: +47 67 59 90 73 or +47 90 15 26 14

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.
ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

E.46

82-5226
03.02.2006

Norske Skog

Release to Oslo Stock exchange

Norske Skog, Q 4 2005

Comparable EBITDA was NOK 975 million for the fourth quarter, as against NOK 1 071 million in the preceding three months, and NOK 4 056 million for the full year compared with NOK 4 303 million in 2004. The net loss came to NOK 997 million for the fourth quarter after the deduction of NOK 1 070 million in special items, and NOK 854 million for the full year after special items of NOK 1 083 million. The board has proposed a dividend of NOK 5.50 per share.

Energy costs increased more than expected in the fourth quarter. Production and sales volumes in Europe were relatively low in this period, partly because of high sales in the second and third quarters.

For the year as a whole, the increase in energy costs totalled some NOK 500 million and the effect of a stronger Norwegian krone amounted to NOK 160 million. The weaker result also partly reflects lower prices in Australia compared with the year before. A positive price trend for newsprint in Europe was offset by higher energy costs and a stronger krone. A number of structural measures implemented by the company in recent months are expected to have a positive effect during the second half of 2006.

Key figures excluding provisions, impairment and other special items* (NOK million)

	Q4/05	Q3/05	2005	2004
Operating revenues	7 107	6 425	25 726	25 302
Gross operating earnings (EBITDA)	975	1 071	4 056	4 303
Net operating earnings (EBIT)	147	331	984	1 210
Pre-tax earnings/(loss)	(57)	189	79	383

* A detailed breakdown of these items can be found at the end of this announcement.

Official accounts under IFRS (NOK million)

	Q4/05	Q3/05	2005	2004
Operating revenues	7 107	6 425	25 726	25 302
Gross operating earnings (EBITDA)	813	1 059	3 950	4 240
Net op earnings/(loss) (EBIT)	(194)	319	630	1 037
Pre-tax earnings/(loss)	(1 127)	177	(1 004)	210
Net earnings/(loss)	(997)	193	(854)	621

"We have implemented a number of structural measures over the past half year," reports chief executive Jan Oksum. "They include the acquisition in the Asian growth region, capacity cuts in Europe, the sale of the last shareholdings outside our core business, and the disposal of our shares in Canada's Catalyst Paper. "These measures are in line with our strategy and show that we are making good progress in restructuring the company. This is essential for improving profitability."

More restructuring

The remainder of PanAsia Paper was acquired in the autumn of 2005, with accounting effect from 18 November. It was also resolved to cease production at the Norske Skog Union mill in Norway. The restructuring project in Australia is due to be completed in the third quarter of 2006.

Agreement was reached at the end of January on the sale of Norske Skog's 29.4% shareholding in Catalyst Paper for just under NOK 1.1 billion. This yields a book loss, which has been taken in the 2005 accounts.

Sale agreements were also concluded in January for the holdings in Norway's Nordic Paper and Forestia, which were the two remaining production operations outside the core business.The company will continue to give priority to restructuring its operations during 2006.

Cash flow and dividend

Norske Skog's net cash flow from operations was about NOK 3 billion, more or less unchanged from 2004. Cash flow per share, calculated on the average number of shares in 2005, was NOK 21.42. The board has proposed a dividend of NOK 5.50 per share, unchanged from the previous year after account is taken of the rights issue in the autumn of 2005. This represents a payout ratio of 25.7% of cash flow per share.

Financial position

Norske Skog had a good financial position at 31 December, with a gearing – net interest-bearing debt divided by equity – of 0.86. This ratio will improve somewhat when the settlement for the Catalyst Paper shares is received later in February. Total assets increased by NOK 7.7 billion during 2005, primarily as a result of the acquisition of PanAsia Paper.

Good on health and safety

The lost-time injury frequency per million working hours came to 1.3 in 2005, unchanged from the year before. Six of the mills, excluding PanAsia, had zero lost-time injuries during the period.

Prospects

Norske Skog expects consumption to grow again in most countries outside North America in 2006. The European balance between supply and demand for newsprint is good, and prices have increased. Price rises are also expected in Australia from 1 July. However, the company expects energy costs to go on rising, and the first half of 2006 will accordingly continue to be demanding. But an upturn is likely in the second half, not least as a result of shutting down Norske Skog Union and PM 1 at Norske Skog Tasman in New Zealand.

Overview of special items (costs in brackets)

	Q4/05	Q3/05	2005	2004
Change in value, etc, power contracts	208	(12)	264	
Special power costs, New Zealand	(50)		(50)	
Provision grid hire, Brazil	(50)		(50)	
Provision restructuring, Union	(270)		(270)	
Provision restructuring, Tasman				(63)
Total, included in EBITDA	(162)	(12)	(106)	(63)
Impairment fixed assets, Union	(155)		(155)	
Provision for loss, Forestia	(24)		(24)	
Impairment forests, Australia			(69)	
Impairment fixed assets, Tasman				(110)
Total impairment	(179)		(248)	(110)
Loss on sale of shares, Catalyst Paper – under affiliated companies	(729)		(729)	
Total	(1 070)	(12)	(1 083)	(173)

Oxenøen, 3 February 2006

Norske Skog

Corporate communication

Further information from

Media: Tom Bratlie, communications manager, Norske Skog
tel: +47 67 59 93 34 or +47 90 52 19 04

Financial market: Jarle Langfjæran, vice president investor relations, Norske Skog
tel: +47 67 59 93 38 or +47 90 97 84 34

E.47

21 March 2006
Standard and Poor's Revises Outlook on Norske Skog

The rating company Standard and Poor's has revised its outlook on Norske Skog's debt to 'negative' from 'stable'.

According to the press release from Standard and Poor's, the outlook change reflects challenges to improve operating performance and credit measures to levels acceptable for the rating category. The rating itself is kept on "BBB-" for long-term and "A - 3" for short term debt, which are investment grade levels.

The revision to negative outlook does not impact the interest costs of Norske Skog's existing long-term debt or credit facilities.

Oxenøen, March 21, 2006

NORSKE SKOG
Investor Relations

E.48

03 April 2006
MANDATORY NOTIFICATION OF TRADE

In connection with Norske Skog's bonus programme, a total of 24,225 shares have today been sold to a group of people in Norske Skog's management. The shares represent half of each person's after-tax bonus. In accordance with agreements these shares are sold at the average share price in the period February 1 - 15, which was NOK 104.50. Bonus shares have to be kept for three years before they can be sold.

Norske Skog's holding of its own shares, after these sales, is 822,306 shares.

The following primary insiders have been allocated bonus shares in the company (new holding):

Jan Clasen 578 shares (2,632 shares)
Jarle Dragvik 750 shares (5,461 shares)
Antonio Dias 1,413 shares (4,040 shares)
Anne Kvam 280 shares (980 shares)
Vidar Lerstad 924 shares (7,600 shares)
Rob Lord 826 shares (4,049 shares)
Asbjørn Lundberg 233 shares (1,941 shares)
Ketil Lyng 745 shares (5,715 shares)
Rolf Negård 830 shares (3,714 shares)
Christian Rynning-Tønnesen 811 shares (2,853 shares)
Hanne Aaberg 559 shares (3,774 shares)

Skogn, 03.04.2006
NORSKE SKOGINDUSTRIER ASA

Jarle Langfjæran
Vice President Investor Relations

E.49

04 April 2006
MANDATORY NOTIFICATION OF TRADE - SHARES TO EMPLOYEES

Norske Skog has today sold 189,210 shares to employees at a price of NOK 88.

Norske Skog has now 633,096 shares in treasury.

In this connection the following primary insiders have purchased shares (new holding):

Hanne Aaberg, 430 shares (4,204)
Jan H. Clasen, 430 shares (3,062)
Antonio Dias, 430 shares (4,470)
Jarle Dragvik, 430 shares (5,891)
Vidar Lerstad, 430 shares (8,030)
Rob Lord, 430 shares (4,479)
Ketil Lyng, 300 shares (6,015)
Rolf Negård, 150 shares (3,864)
Dag Tørvold, 300 shares (3,636)

Oxenøen, 4 April, 2006
Norske Skogindustrier ASA

Jarle Langfjæran

E.50

07 April 2006
MANDATORY NOTIFICATION OF TRADE

In connection with Norske Skog's bonus programme, partly paid in shares, 560 shares were wrongly transferred from Norske Skog's own holding April 3. These shares are now transferred back to Norske Skog, and own holding is subsequently 633,656 shares.

Oxenøen, 07.04.2006
NORSKE SKOGINDUSTRIER ASA

Jarle Langfjæran
Vice President Investor Relations

E.51

20 April 2006
New reporting date and other information about Q1 2006

The publishing of Norske Skog's accounts for Q1 2006 has been changed to Wednesday, May 3, at 8:00 CET. Publishing was earlier announced to take place on Friday, May 5.

A live webcast will be held from Norske Skog's offices at 14:00 CET on May 3. More information about this event will be available on our web site www.norskeskog.com.

The Silent Period ahead of the release starts on Monday, April 24.

Q 1 figures
In region Australasia, the rebuilding of Albury has reduced production by 28,000 tonnes compared with Q 4, 2005. In addition, continued high energy costs has resulted in an EBIT for the region of approximately minus NOK 100 million in Q 1.

There are insignificant net effects from change in the value of energy hedging related to Norske Skog's energy contracts in Q 1, 2006.

Norske Skog's trade-weighted basket of currencies (the "Norske Skog Index") had an average value of 88.6 in Q 1, 2006, compared with 87.3 in Q4, 2005, and 88.6 in Q 1, 2005. The value on March 31, 2006, was 87.5, compared with 88.4 on December 31, 2005. The starting point of this index is January 1, 2002.

Oxenøen, April 20, 2006

NORSKE SKOG
Investor Relations

E.52

21 April 2006
Moody's Downgrades Norske Skog

Moody's Investor Service has downgraded Norske Skog's senior unsecured debt ratings to Ba1 from Baa3. Outlook is changed to Stable from earlier Negative.

According to the Moody's press release, the decision is based on Norske Skog's weak financial performance, a pricing outlook through 2007 that is insufficient to improve financial metrics to adequate levels, and the cost push due to increasing energy prices.

This rating action concludes the review for possible downgrade that was initiated on February 28, 2006.

The decision does not impact the interest rates for Norske Skog's existing long-term debt or credit facilities.

Oxenøen, April 21, 2006

NORSKE SKOG

Investor Relations

Contact persons:
Jarle Langfjæran, VP Investor Relations, phone + 47 909 78 434
Rune Gjessing, Director Investor Relations, phone + 47 901 52 614

E.53

21 April 2006
The share trades ex-dividend

The dividend, NOK 5.50 per share, will be paid to those who were shareholders per April 20. As a result of this, the Norske Skog share will trade ex-dividend as of today.

Oxenøen, April 21, 2006

NORSKE SKOG
Investor Relations

E.54

04 May 2006
NSG - New bond loan

Norske Skog has today issued NOK 75 million in bonds under the facility NSG 14 (NO 001 024 2548). The new loan was made at a price of 100.05 and matures on October 26, 2009.

Total issued amount in NSG 14 is NOK 600 million after this transaction.

Oxenøen, May 03, 2006

NORSKE SKOG
Investor Relations

E.55

06 June 2006
PURCHASE OF SHARES

Andreas Enger, appointed today as CFO in Norske Skogindustrier ASA and will take up his duties on date yet to be determined, has purchased 1,000 shares at a price of NOK 89.75.

Oxenøen, 6 June, 2006
Norske Skogindustrier ASA
Jarle Langfjæran

E.56

13 June 2006
Change of reporting date, Q2 2006

The publishing of Norske Skog's accounts for Q2 2006 has been changed to Friday, August 11, at 8:00 CET. Publishing was earlier announced to take place on Friday, August 4.

A live webcast will be held from Norske Skog's offices at 13:00 CET on August 11. More information about this event will be available on our web site www.norskeskog.com at a later stage.

The Silent Period ahead of the release starts on Monday, July 31.

Oxenøen, June 13, 2006

NORSKE SKOG
Investor Relations

E.57

27 July 2006
Currency items etc., 2nd quarter 2006

The publishing of Norske Skog's accounts for Q 2 2006 will take place on Friday, August 11, at 8:00 CET.

A live webcast will be held from Norske Skog's offices at 13:00 CET the same day. More information about this event will be available on our web site www.norskeskog.com.

The Silent Period ahead of the release starts on Monday, July 31.

Norske Skog's trade-weighted basket of currencies (the "Norske Skog Index") had an average value of 86.5 in Q 2, 2006, compared with 88.6 in Q 1, 2006, and 87.9 in Q 2, 2005. The value on June 30, 2006, was 86.8, compared with 87.5 on March 31, 2005. The index started Jan 1, 2002.

Special items in the accounts for Q 2, 2006

A provision of EUR 8 million (NOK 63 million) has been made in connection with de-manning. Net P & L effects from change in the value of energy hedging related to Norske Skog's energy contracts are a loss of NOK 186 million. Neither of these two items are included in EBIT/EBITDA for the regions.

Oxenøen, July 27, 2006

NORSKE SKOG
Investor Relations

E.58

28 Sep 2006
Sale of own shares

Norske Skog has sold 1,925 shares to an employee in connection with settlement of a bonus agreement. The shares were sold at a price of NOK 97.40 per share. Norske Skog's own holding of shares after this sale, is 631,731 shares.

Oxenøen, September 28, 2006

NORSKE SKOG
Investor Relations

F.1

03 Feb. 2005

Norske Skog - Q4 and full year 2004 result

Norske Skog releases figures for Q4 2004 and full year today around 14:00 CET.

A conference call/webcast will be held at 17:00 CET today.

Call-in numbers +47 23 00 04 00, or 800 80 119 (Norway only).

Link to the webcast is available through our website.

http://www.norskeskog.com

F.2

03 Feb. 2005

Norske Skog in 2004: Weak annual result despite production records

Norske Skog's total deliveries in 2004 were up by 4.7 per cent from 2003. The company produced and sold just under 5.5 million tonnes of newsprint and magazine paper - the highest volumes ever. Demand was good in most markets, and productivity high at many of the mills.

Operating revenues for 2004 came to NOK 25.3 billion, an increase of NOK 1.2 billion from 2003, while operating earnings were NOK 930 million as against NOK 1.4 billion the year before.

Net earnings after tax amounted to NOK 655 million, up from NOK 402 million in 2003. This result includes several special items totalling NOK 650 million.

"As expected, operating earnings were weak in 2004," comments chief executive Jan Oksum. "That reflects not only low price levels - particularly in Europe, where one-year price agreements prevail - but also cost increases for important input factors such as energy and fibre.

"However, we take an optimistic view of 2005. All signs are that European growth will continue, and substantial price increases are in the process of being implemented. These are driven by higher demand and moderate capacity expansion.

"We also expect demand to continue growing outside Europe. Prospects are particularly good in China, where the new mill in Hebei province is due to begin production in the second half."

Cash flow in 2004 was on a par with the year before, at just over NOK 2.9 billion. Capitalised investment came to NOK 2 billion, including just under NOK 600 million for the company's share of the Hebei project.

Norske Skog's financial position is good, with a gearing -ratio of net debt to equity - of 0.9.

The board of directors has proposed an unchanged dividend of NOK 6 per share for 2004.

The Improvement 2003 programme was completed as planned. During 2003-04, Norske Skog achieved improvements totalling NOK 2 billion compared with the 2002 base year. That corresponds to the original target.

Norske Skog has prioritized work on health and safety for several years, and can in 2004 report the best-ever results regarding sick absence and number of accidents. Sick absence declined by 20 per cent from 2003.
"Despite a tragic fatal accident in Chile last summer, the results show that we have good routines and people who think safety," says Oksum.
"But such statistics mustn't give us a false sense of security. Health and safety must and will always have our highest attention."

Additional information can be found on Norske Skog's web site at www.norskeskog.com.

Oxenøen, 3 February 2005
Norske Skog
Corporate communications

For further information:

Finance:
Vice President Investor Relations
Jarle Langfjæran
Phone: +47 67 59 93 38
Mob: +47 901 78 434

Media:
Senior Vice President Corporate Communications
Hanne Aaberg
Phone: +47 67 59 90 29
Mob: +47 913 51 681

BOD report 2004

Weak annual result despite production records

- Norske Skog's operating earnings for the fourth quarter came to NOK 246 million, and the gross operating margin was 15.8 per cent.
- Net earnings for the fourth quarter came to NOK 684 million, including gain from currency hedging and a number of one-time items totalling NOK 650 million.
- Operating earnings for 2004 as a whole were NOK 930 million, a decline of NOK 471 million from the year before. This reduction reflects lower prices in Europe and higher prices for important input factors.
- Net earnings for 2004 came to NOK 655 million compared with NOK 402 million the year before.
- The improvement programme was completed as planned.
- Norske Skog's cash flow was unchanged from 2003 at just over NOK 2.9 billion.
- Good demand in most markets boosted production and sales volumes by roughly 4.5 per cent from 2003.
- Systematic efforts yielded the best-ever results for health and safety.
- The board has proposed an unchanged dividend of NOK 6 per share for 2004.

RESULTS Q4 AND 2004 AS A WHOLE

KEY FIGURES, GROUP:

		4/04	4/03	3/04	2004	2003
Op revenues	NOK mill	6 608	6 571	6 380	25 302	24 068
Gross op earnings	NOK mill	1 041	1 158	1 072	4 303	4 686
Net op earnings[1]	NOK mill	246	343	217	930	1 401
Gain/(loss) currency hedging	NOK mill	165	(15)	56	128	(278)
Pre-tax earnings[2]	NOK mill	364	44	75	140	770
Net earnings	NOK mill	684	255	142	655	402
Cash flow	NOK mill	872	1 552	507	2 934	2 973
Earnings per share	NOK	5.17	1.93	1.07	4.95	3.04
Cash flow per share	NOK	6.55	11.72	3.83	22.04	22.45
Gross op margin[1]	%	15.8	17.6	16.8	17.0	19.5
Net op margin[1]	%	3.7	5.2	3.4	3.7	5.8
Deliveries	1 000 t	1 460	1 421	1 386	5 480	5 236
Production	1 000 t	1 392	1 334	1 390	5 476	5 238

[1] Before impairments and provision for restructuring.
[2] After restructuring costs.

FINANCIAL ITEMS (NOK MILL)

	4/04	4/03	3/04	2004	2003
Net interest exp	(228)	(203)	(212)	(829)	(897)
Gain/(loss) currency	165	(15)	56	128	(278)
Other financial items	70	(56)	(21)	(17)	(166)
Total financial items	**7**	**(273)**	**(177)**	**(718)**	**(1 341)**

Group earnings

As expected, earnings remained weak in the fourth quarter even though net earnings were positively affected by currency gains and the reversal of tax reserves. These factors also meant that net earnings for the year were better than in 2003 despite cost increases and a decline in European prices.

Fourth-quarter operating earnings before impairments and restructuring were NOK 29 million higher than in the previous quarter but down by NOK 97 million from the same period of 2003. When making both these comparisons, a strengthening of approximately four per cent in the Norwegian krone against the group's trade-weighted currency basket must be taken into account. In addition, NOK 57 million was recorded as income during the quarter following an overestimated impairment for Tasman Paper in the second quarter. Operating earnings after impairments thereby comes to NOK 303 million.

Net earnings for the fourth quarter totalled NOK 684 million, including NOK 165 million in gain on currency hedging, NOK 90 million from correcting the method for calculating deferred tax, and NOK 216 million from reversed tax reserves.

FINANCIAL ITEMS

Higher interest expenses in the fourth quarter reflected the redemption of bonds at a premium in connection with the refinancing of Norwegian bond loans. Cash flow hedging yielded a gain during the period because the Norwegian krone strengthened by four per cent against Norske Skog's trade-weighted currency basket from 30 September to 31 December. The stronger krone meant a gain on currency hedging for the full year, compared with a loss in 2003. Other financial items were positively affected during the quarter by a special item of

roughly NOK 90 million arising from correction to the calculation of the interest component on deferred tax.

PART-OWNED COMPANIES
Of the NOK 54 million included under associated companies for the quarter, NorskeCanada accounted for NOK 44 million, Malaysia Newsprint Industries for NOK 7 million and Nordic Paper for NOK 5 million. Operating earnings for NorskeCanada were somewhat lower than in the previous quarter, but a gain from the translation of debt in USD meant that the net result was higher.

TAX
Tax was positive at NOK 324 million in the quarter and NOK 523 million for 2004 as a whole. This outcome primarily reflects an upward adjustment of tax-related input value in Australia, lower tax rates in several countries and a reassessment of several earlier provisions.

NET RESULT
When comparing the net result for 2004 with the year before, account must be taken of the fact that last year's figures included a gain of NOK 465 million after tax from the sale of power stations. This year's result includes a gain of NOK 142 million from the sale of forests and other real property, NOK 173 million in provisions/impairments relating to the restructuring in Australasia, and the reversal of several earlier tax provisions totalling NOK 276 million.

CASH FLOW
Cash flow from operations, after financial items and tax paid, was NOK 872 million in the fourth quarter. It was NOK 2 934 million for the full year, roughly the same as in 2003.

Improvement 2003 programme
This programme was completed with improvements totalling NOK 535 million achieved in the fourth quarter in comparison with the 2002 base year. The improvement effect for 2004 as a whole came to NOK 1 936 million compared with the base year, which is in line with the original goal of NOK 2 billion.

	Baseline 2002 (NOK mill)	Reduction target (NOK mill)	Achieved since 1.1.03 (NOK mill)
Mill operations			
Payroll costs, prodn and maint	2 800	450	275
Corporate and mill overhead			
Payroll costs	800	250	230
Other prodn and admin	1 200	200	228
Supply costs			
Raw materials	4 900	150	243
Other variable costs	4 800	250	323
Maintenance, etc	2 000	200	36
Distribution costs			
Logistics and distribution costs	1 800	150	203
Sales and production optimisation		350	398
Total	18 300	2 000	1 936

The improvement programme also embraced a new system for prioritising projects and measures to reduce procurement costs. This yielded a reduction of NOK 67 million in capital applied in 2004 compared with the previous approach.

At 31 December 2004, Norske Skog had reduced its workforce by 1 073 people since the programme started. This represented 89.4 per cent of the total planned downsizing. The remaining 11 per cent of the jobs slated to be redundant take effect during 2005.

Investment
Capitalised investment came to NOK 880 million in the fourth quarter and NOK 1 981 million for the full year. The relatively high figure for the fourth quarter relates to Norske Skog's 50 per cent interest in the newsprint mill in China's Hebei province, which accounted for NOK 384 million in the quarter and NOK 583 million for the full year. All the large buildings at this facility have been erected, and installation of the paper machine, recycled fibre plant and other heavy machinery is proceeding as planned. All the signs are that the project will be completed within the estimated budget of USD 300 million and on schedule.

The restructuring project in Australasia, estimated at roughly NOK 750 million, is in an early phase. Costs incurred in 2004 totalled NOK 60 million.

Other capitalised investment in 2004 includes upgrading projects at Norske Skog Bruck and Norske Skog Saugbrugs in the early part of the year as well as a number of smaller developments.

Liabilities and equity
Norske Skog refinanced part of its outstanding bond loans in the Norwegian market during the fourth quarter. Loans maturing in 2006 were reduced by NOK 925 million and replaced with NOK 725 million of loans maturing in 2008 and NOK 200 million maturing in 2014. This transaction has increased the average term to maturity to 7.1 years. At 31 December, Norske Skog had NOK 6.6 billion in liquid reserves in the form of long-term drawing rights and bank deposits/short-term placements.

Gearing – net interest-bearing debt divided by equity – was 0.9 at 31 December, in line with the target. The strengthening of the Norwegian krone over the year reduced equity by NOK 300 million. Equity per share at 31 December was NOK 139.50, following provision for a dividend of NOK 6 per share.

Implementing IFRS
Norske Skog will present accounts in accordance with International Financial Reporting Standards (IFRS) from the first quarter of 2005. An opening balance at 1 January 2004 has been prepared on the basis of the IFRS principles. This restated opening balance is preliminary. There are two major changes from the balance sheet presented earlier on the basis of Norwegian generally-accepted accounting principles (NGAAP).

Under IFRS, provision for dividend should not be provided for until it has been approved by the general meeting.

IFRS do not allow deferred tax to be recorded at its discounted net present value, as Norske Skog has done according to NGAAP for the deferred tax arising from the acquisition of

Fletcher Challenge Paper in 2000. In practice, this means that the value of the equity holding in NorskeCanada is lowered by about NOK 280 million, deferred tax is increased by roughly NOK 620 million and equity is reduced by some NOK 900 million. Under the previous accounting practice, deferred tax was adjusted up to its nominal value by charging roughly NOK 60 million against earnings on an annual basis. This charge will disappear from 2005.

The profit and loss account under IFRS will also be positively affected by the fact that goodwill is no longer amortised but subject to an imparement test at least once a year. Such amortisation totalled NOK 280 million in 2004.

Overall, the effect of the adjustments to the opening balance sheet is to increase equity by around NOK 180 million at 1 January 2004. The change in the treatment of dividend represents a timing change and, if this is disregarded, equity has been reduced by about NOK 615 million. Certain items in the recalculated opening balance have been included in the profit and loss account for 2004 compiled in accordance with NGAAP, and must therefore be reversed when the profit and loss account is recalculated in accordance with IFRS. The preliminary account for 2004 based on the IFRS accordingly shows net earnings as slightly lower than under NGAAP. As a general rule, however, the future effect of IFRS on the profit and loss account will be positive.

Further details of the IFRS effects can be found on page 13.

Share development

A total of 157.8 million Norske Skog shares were traded on the Oslo Stock Exchange (OSE) during 2004, an increase of 12.5 per cent from the year before. At 31 December, foreign investors owned 38.2 per cent of the company's shares – a marginal increase from 2003. The share price at 31 December was NOK 131. Including dividend, this corresponded to a return of 7.9 per cent from the end of 2003. The average price during 2004 was 12.5 per cent higher than the year before.

Norske Skog has so far measured the relative total return over rolling two-year periods against a reference index comprising four Nordic competitors (weighted 50 per cent), the OSE's benchmark index (weighted 25 per cent) and the Morgan Stanley World Forest and Paper Index (weighted 25 per cent).

Over the two years from 31 December 2002 to 31 December 2004, the total return on the Norske Skog share was 45.9 per cent. The competitors mentioned above had an average return of 10.3 per cent over the same period, the OSE index yielded 105.5 per cent and the Morgan Stanley index showed 19.2 per cent. The combined weighted return for these components was 36.3 per cent, so that the Norske Skog return was 9.6 percentage points higher.

A new method is being introduced with effect from 2005, whereby Norske Skog will be measured in relation to nine other companies in the sector from a base which is the average share price in 2003.

Health and safety

The lost-time injury frequency per million working hours reached a new record low of 1.35 in 2004 as against 2.5 for the 12 months from 20 September 2003 to 30 September 2004. Including recovered paper operations, nine of the units had no lost-time injuries in 2004.

Operations and market

GENERAL COMMENTS

Global demand for standard and upgraded newsprint increased by three-four per cent in 2004. With the exception of Korea and the USA, demand was up in all principal markets and regions. Demand for magazine paper also improved.

Norske Skog's total deliveries increased by 2.1 per cent in the fourth quarter compared with the same period of 2003, and by 4.7 per cent for the full year. Inventories of finished products were reduced in the fourth quarter, and had returned at 31 December to the level of a year earlier.

EUROPE - NEWSPRINT

KEY FIGURES:

		4/04	4/03	3/04	2004	2003
Op revenues	NOK mill	2 213	2 072	2 107	8 319	7 558
Gross op earn	NOK mill	312	279	340	1 239	1 304
Op earnings	NOK mill	56	34	78	198	313
Gross op margin	%	14.1	13.5	16.1	14.9	17.3
Deliveries	1 000 t	619	557	554	2 241	2 051
Production	1 000 t	575	520	568	2 216	2 033
Prodn/capacity	%	99	91	98	95	89

Results for the European newsprint business remained weak in the fourth quarter because of low prices and a stronger Norwegian krone. Costs were positively affected by a gain on energy trading of NOK 12 million for the quarter and NOK 30 million for the full year. When assessing volumes for both newsprint and magazine paper, it should be remembered that production of Pacopress super calendered (SC) paper was phased out at Norske Skog Parenco in late 2004. This mill will only produce newsprint in 2005.

European demand for newsprint and other uncoated publication paper was good in 2004, and increased by 6.6 per cent. Other uncoated publication paper, which accounts for about 20 per cent of overall tonnage, was up by more than 12 per cent. Total deliveries, including exports, from the European newsprint industry were up by 7.6 per cent from 2003.

EUROPE - MAGAZINE PAPER

KEY FIGURES:

		4/04	4/03	3/04	2004	2003
Op revenues	NOK mill	1 894	2 015	1 844	7 287	7 226
Gross op earn	NOK mill	270	377	323	1 221	1 533
Op earnings	NOK mill	95	172	113	412	720
Gross op margin	%	14.3	18.7	17.5	16.8	21.2
Deliveries	1 000 t	373	383	358	1 379	1 387
Production	1 000 t	348	350	356	1 386	1 408
Prodn/capacity	%	93	93	95	93	93

Results for the magazine paper business in the fourth quarter were weak because of low prices and a stronger Norwegian krone.

The market for magazine paper was good, with demand in Europe up by 4.6 per cent. Preliminary figures indicate that total deliveries, including exports, from the European magazine paper industry increased by 5.5 per cent. By comparison, Norske Skog's deliveries were slightly down from 2003 because SC production at Norske Skog Parenco was phased out towards the end of 2004.

SOUTH AMERICA

KEY FIGURES*:

		4/04	4/03	3/04	2004	2003
Op revenues	NOK mill	315	272	313	1 146	1 094
Gross op earn	NOK mill	114	87	99	346	329
Op earnings	NOK mill	60	36	45	128	113
Gross op margin	%	36.2	32.3	31.6	30.2	30.3
Deliveries	1 000 t	77	76	71	297	307
Production	1 000 t	76	75	73	296	304
Prodn/capacity	%	98	97	94	95	93

** Only from mills in the region.*

The South American region again reported good results for the fourth quarter, primarily because of gradually rising prices.

Demand for standard newsprint improved by about nine per cent in 2004. Customer stocks are likely to have increased over the year, so that the expansion in actual consumption was smaller. Upgraded qualities also experienced strong growth during 2004.

AUSTRALASIA

KEY FIGURES:

		4/04	4/03	3/04	2004	2003
Op revenues	NOK mill	1 015	1 100	1 065	4 194	4 030
Gross op earn	NOK mill*	269	341	221	1 143	1 175
Op earnings	NOK mill*	99	143	35	406	455
Gross op margin	%*	26.5	31.0	20.8	27.3	29.2
Deliveries	1 000 t	214	228	233	868	858
Production	1 000 t	221	221	221	881	861
Prodn/capacity	%	98	98	98	98	96

** Full year 2004: before impairments and provision for restructuring.*

Results for the fourth quarter compared with the same period of last year were strongly affected by a seven per cent price cut in Australia from July 2004. Performance improved compared with the third quarter, primarily because of special items with an overall effect of roughly NOK 35 million.

The market in Australasia was good throughout 2004. Demand increased by four per cent for standard newsprint and upgraded qualities, and by seven per cent for publication paper overall.

PANASIA PAPER

KEY FIGURES (NORSKE SKOG'S SHARE):

		4/04	4/03	3/04	2004	2003
Op revenues	NOK mill	650	637	640	2 603	2 365
Gross op earn	NOK mill	109	93	110	443	480
Op earnings	NOK mill	44	41	38	160	200
Gross op margin	%	16.8	14.5	17.2	17.0	20.3
Deliveries	1 000 t	177	177	170	695	633
Production	1 000 t	172	168	172	697	632
Prodn/capacity	%	94	92	94	96	87

PanAsia's results in the fourth quarter were on a par with the same period of last year, and somewhat better than for the previous three months.

Preliminary figures indicate that Asian demand for standard newsprint increased by about four per cent in 2004. With the exception of Korea, most markets experienced growth. The expansion in China is estimated at approximately eight per cent in 2004.

NORSKECANADA

KEY FIGURES:

	4/04	4/03	3/04	2004	2003
Op revenues CAD mill*	447.2	405.9	466.7	1 878.3	1 591.2
Gross op earnings CAD mill*	45.3	30.8	56.6	152.8	78.3
Net op earn/(loss) CAD mill*	(1.0)	(16.4)	10.0	(31.3)	(111.6)
Net earn/(loss) CAD mill*	13.7	(13.3)	27.9	(28.6)	(84.5)
Gross op margin %*	10.1	7.6	12.0	8.1	4.9
Share net result NOK mill**	44	(28)	35	(44)	(160)

** NorskeCanada's official accounts on a 100 per cent basis.*

*** Recorded under associated companies in Norske Skog's group accounts.*

NorskeCanada's fourth-quarter operating earnings were better than in 2003 owing to significantly higher product prices. The strengthening of the CAD against the USD had a negative effect on operating earnings throughout 2004, but also yielded currency gains when translating debt in USD.

The North American market for standard newsprint remained weak in the fourth quarter, and demand declined by 1.6 per cent over the full year. Markets for upgraded newsprint and magazine paper both improved.

Lysaker, 3 February 2005
The board of directors of Norske Skogindustrier ASA

This interim report accords with the Norwegian Accounting Standard for interim reporting, and the accounts have been prepared in accordance with the principles outlined in the annual report for 2003.

F.3

82-5226
03.02.2005

Implementation of IFRS

Norske Skog will report in accordance with International Financial Reporting Standards (IFRS) from Q 1, 2005. In order to present comparative figures, a preliminary opening balance at 1 Jan, 2004 has been prepared based on the IFRS principles.
The most important consequences of the transition to IFRS for Norske Skog's profit and loss account and balance sheet are described in the attachment. No impacts have been identified for the cash flow statement.

Norske Skog

Implementation of IFRS

Norske Skog will report in accordance with International Financial Reporting Standards (IFRS) from the first quarter of 2005. In order to present comparative figures, a preliminary opening balance as at 1 January 2004 has been prepared based on the IFRS principles. Additional information on the effects of implementing IFRS for Norske Skog will be provided in the company's annual report for 2004.

The most important consequences of the transition to IFRS for Norske Skog's profit and loss account and balance sheet are described below. No impacts have been identified for Norske Skog's cash flow statement.

Deferred tax

Deferred tax which stems from some of Norske Skog's acquisitions has so far been assessed at net present value. Over time, this component of deferred tax has to be increased to its nominal value by charging profit and loss some NOK 60 million every year, approximately equally split between other financial items and affiliated companies (relating to NorskeCanada). This practice cannot be continued under IFRS. Deferred tax in the opening balance at 1 January 2004 has accordingly been restated to its nominal value. The one-off effects in the balance sheet are a reductinon of around NOK 280 million in the book value of NorskeCanada, an increase of about NOK 620 million in deferred tax and a reduction of approximately NOK 900 million in book equity. Eliminating the charge mentioned above will have a future positive effect of about NOK 60 million annually on the profit and loss account.

Goodwill amortisation

Goodwill is not amortised under IFRS. Such amortisation totalled NOK 280 million in 2004. The book value of goodwill (NOK 4.2 billion at 31 December 2004) will be tested for impairment at least once a year.

Pension obligations

No significant effects from the transition to IFRS are expected. However, the restated opening balance shows an increase of NOK 67 million in equity because accumulated changes in estimates and pension plans not taken to the profit and loss account are charged directly against equity. This opportunity is permitted under IFRS 1 on first time adoption of IFRS.

Dividend

Under IFRS, provision for dividend should only be made when the dividend has been approved at the annual general meeting. This represents a timing change, and increases equity by NOK 795 million in the opening balance.

Environmental obligations

Provisions must be made under IFRS for future environmental obligations. These are difficult to estimate, but a provision of NOK 250 million has been made on the basis of the management's best judgement. After deducting estimated tax, equity is reduced by NOK 175 million in the restated opening balance.

Embedded derivatives

A market valuation of derivatives must be made from 2005 where these are part of a contract (embedded derivatives). In Norske Skog's case, this will primarily apply to electricity supply

contracts in Norway where the future price depends to some degree on the development of exchange rates. This has no significance for the restated opening balance at 1 January 2004, but these contracts will be recognised at market value with effect from 2005.

Options

Norske Skog's programme for synthetic options involves payment in cash rather than shares if the options are exercised. The accounting treatment of such options is similar under Norwegian generally-accepted accounting principles (NGAAP) and IFRS.

Other issues

Under IFRS, "biological assets" must be recognised in the balance sheet at their market value. This increases equity in the restated opening balance by NOK 179 million, relating to forest properties in Australia and Norway. The Norwegian properties were sold with an accounting gain of NOK 142 million in 2004, and this gain will not be included in the profit and loss account for 2004 restated in accordance with IFRS.

Certain tax reserves in Norske Skog's balance sheet could be considered general in character. These have been reduced by NOK 160 million in the restated balance sheet, with a corresponding increase in equity. This reduction of reserves has been recorded in the profit and loss account for 2004 based on NGAAP, but will not appear in the profit and loss account based on IFRS.

Summary of effects on equity in the recalculated opening balance at 1 January 2004. These figures are unaudited and based on preliminary calculations

	NOK million
Deferred tax	(902)
Pension obligations	67
Environmental obligations	(175)
Biological assets	179
Reversal of tax reserves	160
Other issues	55
Total	(616)
Deferment of dividend provision	795
Total after dividend	179

Summary of effects on net earnings in the recalculated profit and loss account for 2004. The figures are unaudited and based on preliminary calculations.

Reversal of goodwill amortisation	280
Reversal of gain on sale of forests	(142)
Reversal of income from tax provisions	(160)
Reversals relating to deferred tax, and other conditions	(13)
Net change (estimated)	(35)

Going forward, the normal impact on earnings will be an improvement of NOK 340 million.

IFRS Opening Balance

Mill NOK	Balance sheet according to NGAAP 31.12.2003	Balance sheet according to IFRS 1.1.2004
Intangible fixed assets	4 727	4 868
Operational fixed assets	31 996	32 149
Long-term receivables and affiliated companies	2 622	2 340
Fixed assets	39 345	39 357
Inventory	2 321	2 321
Receivables	3 868	3 868
Short-term investments	596	596
Liquid assets	334	334
Current assets	7 119	7 119
Total assets	46 464	46 476
Paid-in equity	8 445	8 445
Retained earnings	10 680	10 859
Minority interests	197	197
Shareholder's equity	19 322	19 501
Deferred taxes	2 460	2 952
Interest-free long-term liabilities and obligations	872	1 008
Interest-bearing long term liabilities	18 290	18 290
Interest-free current liabilities	4 864	4 069
Interest-bearing current liabilities	656	656
Total liabilities and shareholder's equity	46 464	46 476

Oxenøen, 3 February, 2005

NORSKE SKOG

Investor Relations

Contact persons:
Jarle Langfjæran, phone + 47 67 59 93 38 or + 47 909 78 434
Rune Gjessing, phone + 47 67 59 90 73 or + 47 901 52 614

F.4

04 May 2005
Weak quarter, price rises consumed by stronger NOK

Financial results for Norske Skog remained weak in the first quarter of 2004, with operating revenue down by NOK 314 million from the same period of last year to just under NOK 5.8 billion.

Operating earnings for the first quarter came to NOK 260 million, while the net loss after tax was NOK 42 million - an improvement of NOK 15 million from the same period of 2004.

"We have had a disappointing start to 2005," acknowledges chief executive Jan Oksum. "Although we achieved price rises for our products, cost increases for energy and other input factors mean that the effect on our operating result was very limited. The result was also reduced by about NOK 95 million compared with the same period of last year because of the stronger Norwegian krone."

Deliveries in the first quarter are seasonally low, and that effect was strengthened this year by unusually high sales volumes in the fourth quarter of last year.

"Market growth for newsprint remains good in most countries and regions, but developments are weak in North America and Korea," says Mr Oksum.

"As expected, however, growth is not as strong as it was last year. Prices have risen in Europe, and little new newsprint and magazine paper capacity will be introduced this year."

Norske Skog is in a good financial position, with a gearing - net interest-bearing debt divided by equity - of 0.88 at 31 March 2005.

From 2005, Norske Skog's accounts are being compiled in accordance with the International Financial Reporting Standards (IFRS). Comparative figures have been restated accordingly.

The main difference from the Norwegian generally-accepted accounting principles applied previously lies in the fact that goodwill is no longer amortised.

Norske Skog has several major projects under way or in preparation. PanAsia - owned 50 per cent by the company - is due to start production from Asia's largest paper machine in China's Hebei province during the third quarter. The restructuring project in Australasia is making good progress, and a main study is under way for a possible new paper machine at Norske Skog Pisa in Brazil. A board decision on the latter project could be taken this year.

Progress on health and safety remained good, and the lost-time injury frequency per million working hours was 1.2 for the 12-month period to 30 March.

"This is the best health and safety results ever for Norske Skog", says Oksum. Ten of the mills had no lost-time injuries at all during this period.

The full quarterly report with accounting figures is available at www.norskeskog.com.

Oxenøen, 4 May 2005
Norske Skog
Corporate communications

Further information from:
Financial market: Jarle Langfjæran, vice president, tel: +47 67 59 93 38, mobile: +47 90 97 84 34

Media: Hanne Aaberg, senior vice president, tel: +47 67 59 90 29, mobile +47 91 35 16 81

Norske Skog Q1-2005 eng

F.5

02 Aug. 2005
Slight improvement in results, restructuring underway

Norske Skog again delivered weak financial results in the second quarter of 2005, as expected, although pre-tax earnings showed some progress compared with previous quarters.

However, this was influenced by value changes under International Financial Reporting Standards (IFRS) and other factors.

NOK million	2 Q 2005	2 Q 2004	1 Q 2005
Operating revenue	6 433	6 239	5 761
Net operating earnings (EBIT), IFRS	256	41	249
Adjusted EBIT*	222	271	284
Pre-tax earnings, IFRS	31	(212)	(85)

* EBIT before IFRS-related value changes and impairments/restructuring costs.

The negative impact of currency changes came to around NOK 45 million in the second quarter compared with the same period of last year, and NOK 140 million in the first half of 2005 compared with the first six months of 2004.

"Price increases in Europe and our in-house improvements are being absorbed by the unfavourable development of energy costs and exchange rates," says chief executive Jan Oksum.

"We've seen the expected seasonal upturn in European demand during the second quarter, and demand is also good in most other markets except for newsprint in North America and South Korea. After implementing a wide range of cost-saving measures, we're now moving into a phase of adjusting our permanent capacity to European market needs."

Progress on health and safety was good, and the lost-time injury frequency per million working hours came to 1.1 for the 12-month period to 30 June. Seven of the mills had no lost-time injuries at all during this period.

PanAsia - owned 50% by Norske Skog - successfully started-up its new newsprint mill in China's Hebei province. The first reel was produced on 31 May, one month ahead of schedule, and commercial production began at the end of June. The newsprint machine is the largest in Asia, with a capacity of 330 000 tonnes/year, and total investment will be below the original budget of USD 300 million.

Work with the restructuring project in Australasia is on schedule. PM 3 at Norske Skog Tasman in New Zealand has been rebuilt, marking the end of the first phase in this programme.

The board of directors has approved the management's proposal to initiate a formal process with a view to the permanent closure of the Norske Skog Union mill at Skien in Norway. This facility has an annual capacity of 260 000 tonnes of newsprint, improved newsprint and bulky book paper. Its closure will reduce Norske Skog's capacity for newsprint and related grades in Europe by about 11%, and allow the company to transfer production volumes to other mills with surplus capacity and lower costs. The company also aims to concentrate deliveries to European customers, while deliveries outside Europe will be mainly covered from the mills in Australasia, South America and the PanAsia joint venture.

Commenting on the outlook, Mr Oksum says that Norske Skog expects higher shipments in the second half of 2005 owing to the normal seasonal factor. The market in Europe is likely to be tight because of the current low level of inventories. Developments in the European paper market are still positive, and growth in demand remains high in eastern Europe as well as in many Asian and South American countries. This is promising in a longer perspective.

The full interim report with accounting figures is available at www.norskeskog.com.

Oxenøen, 2 August 2005
NORSKE SKOG
Corporate communications

Further information from:
Media:
Hanne Aaberg, senior vice president, corporate communications, tel: +47 67 59 93 34, mobile +47 90 52 19 04

Financial market:
Jarle Langfjæran, vice president, investor relations, tel: +47 67 59 93 38, mobile +47 90 97 84 34

F.6

08 Sept. 2005
Pro forma figures - PanAsia Paper

Norske Skog informed the market yesterday about the planned acquisition of 50 % of the shares in PanAsia Paper, with attached pro forma figures. We hereby notify the market that some of yesterday's numbers contain certain errors. New and correct figures will be released today, but probably after the closing of trade at Oslo Stock Exchange.

In yesterday's release, 50 % of PanAsia's net financials in full year 2004 was NOK 112 million. This figure is instead a small negative amount.

Oxenøen, 8 September, 2005
NORSKE SKOG
Corporate Communication

Contact person: Jarle Langfjæran, phone + 47 6759 9338

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

The information contained herein is not for publication or distribution in or into the United States of America. The materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of Securities in the United States of America.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

F.7

09 Sept. 2005
Corrected pro forma figures - PanAsia

Norske Skog informed the market on September 7 about the planned acquisition of 50 % of the shares in PanAsia Paper, with attached pro forma figures.

In the release published on September 7, 50 % of PanAsia's net financials in full year 2004 was NOK 112 million. The correct figure is instead minus NOK 18 million.

Consequently, the pro forma consolidated net earnings for full year 2004 is NOK 656 million, as against NOK 786 million reported on September 7. No other changes are made to the pro formas, and no changes are made to the PanAsia stand-alone figures.

We ask you to disregard the spreadsheets attached to the release published on September 7. The correct pro forma figures and PanAsia stand-alone figures in one common document is attached to this release.

Oxenøen, 9 September, 2005

NORSKE SKOG
Corporate Communication

Contact person: Jarle Langfjæran, phone + 47 6759 9338

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

The information contained herein is not for publication or distribution in or into the United States of America. The materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of Securities in the United States of America.
The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption of registration or qualification under the securities laws of any such jurisdiction.

http://hugin.info/105/R/1011099/157232.pdf

Pro forma profit and loss per 30.06.2004

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Revenue	**12 314**	**1 511**	**13 825**
Variable costs	-7 262	-1 087	-8 349
Other operating expenses	-2 861	-196	-3 057
Restructuring costs	-63	0	-63
EBITDA	**2 128**	**228**	**2 356**
Depreciation and amortisation	-1 582	-186	-1 768
Impairments	-167	0	-167
EBIT	**379**	**42**	**421**
Affiliated companies	-115	0	-115
Financial items	-533	-24	-557
Other items	0	0	0
Pre-tax profit	**-269**	**18**	**-251**
Taxes	123	1	124
Profit before minorities	**-146**	**19**	**-127**
Minority interests	2	1	3
Net earnings	**-148**	**18**	**-130**

Pro forma profit and loss per 31.12.2004

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Revenue	**25 302**	**3 089**	**28 391**
Variable costs	-15 326	-2 253	-17 579
Other operating expenses	-5 673	-401	-6 074
Restructuring costs	-63	0	-63
EBITDA	**4 240**	**435**	**4 675**
Depreciation	-3 093	-363	-3 456
Impairments	-110	0	-110
EBIT	**1 037**	**72**	**1 109**
Affiliated companies	-44	0	-44
Financial items	-783	-18	-801
Other items	0	0	0
Pre-tax profit	**210**	**54**	**264**
Taxes	419	-11	408
Profit before minorities	**629**	**43**	**672**
Minority interests	8	8	16
Net earnings	**621**	**35**	**656**

Pro forma profit and loss per 30.06.2005

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Revenue	**12 194**	**1 440**	**13 634**
Variable costs	-7 312	-1 008	-8 320
Other operating expenses	-2 804	-199	-3 003
Restructuring costs	0	0	0
EBITDA	**2 078**	**233**	**2 311**
Depreciation	-1 504	-180	-1 684
Impairments	-69	0	-69
EBIT	**505**	**53**	**558**
Affiliated companies	-73	0	-73
Financial items	-486	-12	-498
Other items	0	0	0
Pre-tax profit	**-54**	**41**	**-13**
Taxes	11	-5	6
Profit before minorities	**-43**	**36**	**-7**
Minority interests	7	6	13
Net earnings	**-50**	**30**	**-20**

Pro forma balance sheet per 30.06.2004

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Intangible fixed assets	4 834	147	4 981
Operational fixed assets	31 102	5 342	36 444
Affiliated companies	1 902	0	1 902
Long-term receivables	450	10	460
Fixed assets	**38 288**	**5 499**	**43 787**
Inventory	2 650	272	2 922
Receivables	4 089	587	4 676
Short-term investments	525	0	525
Liquid assets	532	134	666
Current assets	**7 796**	**993**	**8 789**
Total assets	**46 084**	**6 492**	**52 576**
Paid-in equity	8 460	3 928	12 388
Retained earnings	10 291	-81	10 210
Minority interests	229	221	450
Shareholder's equity	**18 980**	**4 068**	**23 048**
Deferred taxes	2 671	665	3 336
Interest-free long-term liabilities and obligations	1 045	29	1 074
Interest-bearing long term liabilities	17 244	904	18 148
Interest-free current liabilities	4 343	420	4 763
Interest-bearing current liabilities	1 801	406	2 207
Total liabilities and shareholder's equity	**46 084**	**6 492**	**52 576**

Pro forma balance sheet per 31.12.2004

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Intangible fixed assets	4 804	130	4 934
Operational fixed assets	30 005	5 600	35 605
Affiliated companies	1 858	0	1 858
Long-term receivables	390	15	405
Fixed assets	**37 057**	**5 745**	**42 802**
Inventory	2 299	264	2 563
Receivables	4 050	508	4 558
Short-term investments	470	0	470
Liquid assets	419	101	520
Current assets	**7 238**	**873**	**8 111**
Total assets	**44 295**	**6 618**	**50 913**
Paid-in equity	8 460	3 928	12 388
Retained earnings	10 549	-153	10 396
Minority interests	186	176	362
Shareholder's equity	**19 195**	**3 951**	**23 146**
Deferred taxes	2 419	678	3 097
Interest-free long-term liabilities and obligations	1 032	28	1 060
Interest-bearing long term liabilities	17 264	1 362	18 626
Interest-free current liabilities	3 889	345	4 234
Interest-bearing current liabilities	496	254	750
Total liabilities and shareholder's equity	**44 295**	**6 618**	**50 913**

Pro forma balance sheet per 30.06.2005

Mill NOK	Norske Skog	Pro forma adj	Pro forma
Intangible fixed assets	4 873	147	5 020
Operational fixed assets	29 966	6 162	36 128
Affiliated companies	1 910	0	1 910
Long-term receivables	1 087	12	1 099
Fixed assets	**37 836**	**6 321**	**44 157**
Inventory	2 738	311	3 049
Receivables	4 299	495	4 794
Short-term investments	445	0	445
Liquid assets	369	174	543
Current assets	**7 851**	**980**	**8 831**
Total assets	**45 687**	**7 301**	**52 988**
Paid-in equity	8 477	3 928	12 405
Retained earnings	10 288	74	10 362
Minority interests	190	178	368
Shareholder's equity	**18 955**	**4 180**	**23 135**
Deferred taxes	2 396	724	3 120
Interest-free long-term liabilities and obligations	1 019	39	1 058
Interest-bearing long term liabilities	17 616	1 765	19 381
Interest-free current liabilities	4 362	391	4 753
Interest-bearing current liabilities	1 339	202	1 541
Total liabilities and shareholder's equity	**45 687**	**7 301**	**52 988**

Pan Asia stand alone profit and loss (USGAAP)

Mill USD	YTD 30.06.2004	2004	YTD 30.06.2005
Revenue	**478**	**990**	**482**
Variable costs	-357	-741	-346
Other operating expenses	-57	-119	-63
Restructuring costs	0	0	0
EBITDA	**65**	**130**	**74**
Depreciation and amortisation	-36	-71	-39
Impairments	0	0	0
EBIT	**29**	**59**	**34**
Affiliated companies	0	0	0
Financial items	-7	-8	-9
Other items	0	0	0
Pre-tax profit	**22**	**51**	**26**
Taxes	-5	-14	-7
Profit before minorities	**17**	**37**	**19**
Minority interests	0	2	2
Net earnings	**17**	**35**	**17**

Pan Asia stand alone balance sheet (USGAAP)

Mill USD	30.06.2004	31.12.2004	30.06.2005
Intangible fixed assets	42	43	44
Operational fixed assets	1 065	1 299	1 359
Affiliated companies	0	0	0
Long-term receivables	3	4	4
Fixed assets	**1 110**	**1 346**	**1 407**
Inventory	78	88	95
Receivables	181	173	157
Short-term investments	0	0	0
Liquid assets	39	33	53
Current assets	**298**	**294**	**305**
Total assets	**1 408**	**1 641**	**1 712**
Paid-in equity	600	600	600
Retained earnings	167	248	244
Minority interests	63	58	55
Shareholder's equity	**830**	**906**	**898**
Deferred taxes	59	70	76
Interest-free long-term liabilities and obligations	8	9	12
Interest-bearing long term liabilities	261	451	539
Interest-free current liabilities	133	120	125
Interest-bearing current liabilities	117	84	62
Total liabilities and shareholder's equity	**1 408**	**1 641**	**1 712**

F.8

20 Sept. 2005

Interim update, July-August 2005

The attached file contains unaudited figures for the months July and August 2005, based on management accounts and IFRS principles for both years.

Norske Skog

Interim Update, July-August 2005

Not for release, publication or distribution in Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa, Spain and the United States of America.

Below are unaudited figures for the months July and August 2005, based on management accounts and IFRS principles for both years.

NOK million - Consolidated	Jul-Aug 2005	Jul-Aug 2004
Revenue	4 196	4 199
Gross operating profit (EBITDA)	723	764
Operating profit (EBIT)	224	240
Deliveries (1,000 tonnes)	921	911
Production (1,000 tonnes)	929	951

Comments

Gross and net operating profit are reduced compared with last year, mainly due to higher energy costs and negative currency effects. As average for the two-month period above, NOK has been 6 % stronger in 2005 compared with 2004. The somewhat lower production is mainly related to the temporary closure of PM 2 at the Follum mill in Norway.

Special items in connection with value changes of energy hedging contracts etc. are insignificant in Jan-Aug 2005 and do not affect the comparison.

No provisions or write-downs are included in the figures above. The decision about the proposed closure of Norske Skog Union will be taken by Norske Skog's corporate assembly on October 4, with information to the financial market afterwards.

Oxenøen, September 20, 2005

NORSKE SKOG
Corporate Communication

Contact person: Jarle Langfjæran, VP Investor Relations, phone + 47 9097 8434

F.9

03 Feb. 2006
Weak result for Norske Skog in 2005 - structural measures expected to improve profitability in 2006

As expected, results for Norske Skog were weak in the fourth quarter and 2005 as a whole. Comparable gross operating earnings were NOK 975 million for the fourth quarter, as against NOK 1 071 million in the preceding three months, and NOK 4 056 million for the full year compared with NOK 4 303 million in 2004.

Press release attached.

3 February 2006
Norske Skog
Corporate Communications

Q4-2005 Press release

Norske Skog

Press release
Oxenøen, 3 February 2006

Weak result for Norske Skog in 2005 – structural measures expected to improve profitability in 2006

As expected, results for Norske Skog were weak in the fourth quarter and 2005 as a whole. Comparable gross operating earnings were NOK 975 million for the fourth quarter, as against NOK 1 071 million in the preceding three months, and NOK 4 056 million for the full year compared with NOK 4 303 million in 2004.

This performance partly reflects lower prices in Australia compared with the year before. In addition, the effect of a positive price trend for newsprint in Europe was offset by higher energy costs and a stronger Norwegian krone.

A number of structural measures implemented by the company in recent months are expected to have a positive effect during the second half of 2006.

"Our energy costs increased more than expected in the fourth quarter," observes chief executive Jan Oksum. "Production and sales volumes in Europe were also relatively low in this period, partly because of high sales in the second and third quarters.

"For the year as a whole, the increase in energy costs totalled some NOK 500 million and the effect of a stronger krone amounted to NOK 160 million."

Norske Skog's net loss came to NOK 997 million for the fourth quarter after the deduction of NOK 1 070 million in special items, and NOK 854 million for the full year after special items of NOK 1 083 million. See the tables attached to this release.

"We have implemented a number of structural measures over the past half year," reports Mr Oksum. "They include the acquisition in the Asian growth region, capacity cuts in Europe, the sale of the last shareholdings outside our core business, and the disposal of our shares in Canada's Catalyst Paper.

"These measures are in line with our strategy and show that we are making good progress in restructuring the company. This is essential for improving profitability."

More restructuring

The remainder of PanAsia Paper was acquired in the autumn of 2005, with accounting effect from 18 November. It was also resolved to cease production at the Norske Skog Union mill in Norway. The restructuring project in Australia is due to be completed in the third quarter of 2006.

Agreement was reached at the end of January on the sale of Norske Skog's 29.4% shareholding in Catalyst Paper for just under NOK 1.1 billion. This yields a book loss, which has been taken in the 2005 accounts.

Sale agreements were also concluded in January for the holdings in Norway's Nordic Paper and Forestia, which were the two remaining production operations outside the core business.

The company will continue to give priority to restructuring its operations during 2006.

Cash flow and dividend

Norske Skog's cash flow from operations was about NOK 3 billion, more or less unchanged from 2004. Cash flow per share, calculated on the average number of shares in 2005, was NOK 21.42.

The board has proposed a dividend of NOK 5.50 per share, unchanged from the previous year after account is taken of the rights issue in the autumn of 2005. This represents a payout ratio of 25.7% of cash flow per share.

Financial position

Norske Skog had a good financial position at 31 December, with a gearing – net interest-bearing debt divided by equity – of 0.86. This ratio will improve somewhat when the settlement for the Catalyst Paper shares is received later in February.

Total assets increased by NOK 7.7 billion during 2005, primarily as a result of the acquisition of PanAsia Paper.

Good on health and safety

The lost-time injury frequency per million working hours came to 1.3 in 2005, unchanged from the year before. Six of the mills, excluding PanAsia, had zero lost-time injuries during the period.

Prospects

Norske Skog expects consumption to grow again in most countries outside North America in 2006. The European balance between supply and demand for newsprint is good, and prices have increased. Price rises are also expected in Australia from 1 July.

However, the company expects energy costs to go on rising, and the first half of 2006 will accordingly continue to be demanding. But an upturn is likely in the second half, not least as a result of shutting down Norske Skog Union and PM 1 at Norske Skog Tasman in New Zealand.

Key figures excluding provisions, impairment and other special items (NOK million)

	Q4/05	Q3/05	2005	2004
Operating revenues	7 107	6 425	25 726	25 302
Gross operating earnings	975	1 071	4 056	4 303
Net operating earnings	147	331	984	1 210
Pre-tax earnings/(loss)	(57)	189	79	383

Official accounts under IFRS (NOK million)

	Q4/05	Q3/05	2005	2004
Operating revenues	7 107	6 425	25 726	25 302
Gross operating earnings	813	1 059	3 950	4 240
Net op earnings/(loss)	(194)	319	630	1 037
Pre-tax earnings/(loss)	(1 127)	177	(1 004)	210
Net earnings/(loss)	(997)	193	(854)	621

Overview of special items (costs in brackets)

	Q4/05	Q3/05	2005	2004
Change in value, etc, power contracts	208	(12)	264	
Special power costs, New Zealand	(50)		(50)	
Provision grid hire, Brazil	(50)		(50)	
Provision restructuring, Union	(270)		(270)	
Provision restructuring, Tasman				(63)
Total, included in gross operating earnings	(162)	(12)	(106)	(63)
Impairment fixed assets, Union	(155)		(155)	
Provision for loss, Forestia	(24)		(24)	
Impairment forests, Australia			(69)	
Impairment fixed assets, Tasman				(110)
Total impairment	(179)		(248)	(110)
Loss on sale of shares, Catalyst Paper – under affiliated companies	(729)		(729)	
Total	(1 070)	(12)	(1 083)	(173)

Oxenøen, 3 February 2006

Norske Skog
Corporate communications

Further information from

Media: Tom Bratlie, communications manager, Norske Skog
tel: +47 67 59 93 34 or +47 90 52 19 04

Financial market: Jarle Langfjæran, vice president investor relations, Norske Skog
tel: +47 67 59 93 38 or +47 90 97 84 34

F.10

11 Aug. 2006
Norske Skog - second quarter of 2006

Norske Skog achieved an EBITDA before special items of NOK 1 081 million for the second quarter, which represents a slight improvement from the first quarter of 2006 and the second quarter of last year. EBIT before special items came to NOK 278 million. The net loss after taxes was NOK 180 million, which includes NOK 292 million in special items recognised in EBIT under IFRS.

"The result remains weak, but it is roughly as expected in overall terms, comments chief executive Christian Rynning-Tønnesen. Despite relatively good demand for magazine paper in Europe, the market is difficult with excess capacity and pressure on prices. That has resulted in very poor earnings in this area. The other regions, and particularly Australasia, improved their operating earnings from the first quarter."

Markets and costs

Generally speaking, newsprint made good progress in volume terms in most of Norske Skog's markets. Demand in Europe was 4% higher in the first half than in the same period of last year, and 20% up in the former Eastern bloc countries. South America increased so far this year by roughly 10% and Asia by just under 1%. Demand for newsprint was weak in China at the start of the year, but has since recovered and considering the first half year in total, China was almost on a par with the same period of 2005. Australasian demand declined by roughly 4%.

The strengthening of the Norwegian krone is calculated to have had a negative effect of NOK 50 million in the second quarter compared with the first quarter. Energy costs remained high, but levelled off in continental Europe and declined from an exceptionally high level in New Zealand. The power requirements of Norske Skog's Norwegian mills are now fully covered under long-term contracts following the transfer of the contracts held by Norske Skog Union to the other mills.

Health and safety

A fatal accident occurred at the Norske Skog Golbey mill in France in early July, and a full internal investigation of this tragic incident has been initiated. The lost-time injury frequency per million working hours was 1.1 for the 12-month period from 1 July 2005 to 30 June 2006.

Organisation

The board appointed Christian Rynning-Tønnesen as the new president and CEO on 6. June. At the same time, Andreas Enger was appointed as the new CFO.

An extensive reorganisation was approved in early July. Its main elements are reducing the corporate management from 11 to 8 members and turning the mills as separate business units.

Restructuring and demanning

Norske Skog needs to substantially improve its profitability and is implementing an extensive programme to improve earnings. A series of improvement initiatives are being planned. These include simplification of work processes, increased production efficiency, cost reduction within supply and logistics and a substantial de-manning. The de-manning is targeted at shedding of some 1 000 jobs. Production capacity will also be reduced by 180 000 tonnes in Korea.

In connection with the de-manning and shutting down production capacity in Korea, a provision in the order of NOK 1 billion will be made in the third quarter of 2006.

See the separate press release of these aspects.

Outlook for the rest of 2006

Norske Skog is maintaining earlier statements that operating earnings (before special items) are expected to be improved somewhat in the second half year. The positive elements are primarily the reduced costs in the Australasia region after the completion of an extensive restructuring programme, and Australian price increases on 1 July. In addition, the positive effect on fixed costs from closing Norske Skog Union will also be felt in the second half year. Prices for magazine paper in Europe and newsprint in China are expected to remain under pressure. Currency effects and high energy costs will also continue to present major challenges.

Oxenøen, 11 August 2006
Norske Skog
Corporate communications

Further information from

Media:
Hanne Aaberg, senior vice president corporate communications, Norske Skog tel: +47 67 59 90 29 or +47 91 35

16 81

Tom Bratlie, director, corporate communications, tel: +47 67 59 93 34 or +47 90 52 19 04

Financial market:
Jarle Langfjæran, tel: +47 67 59 93 38 or +47 90 97 84 34

Thomas Tronsgaard, tel: +47 67 59 90 62 or +47 90 02 99 18

Rune Gjessing, tel: +47 67 59 90 73 or +47 90 15 26 14

BOD report and figures

03 May 2006
Norske Skog - first quarter of 2006

Norske Skog achieved gross operating earnings before special items of NOK 1 034 million for the first quarter of 2006, compared with NOK 925 million in the fourth quarter of last year.

Net operating earnings before special items came to NOK 167 million compared with NOK 97 million in the final three months of 2005.

Net earnings before tax for the first quarter were NOK 194 million, including NOK 146 million in recognition of IFRS related exchange rate differences in relation to the sale of Catalyst Paper shares.

"This result is weak," says acting chief executive Vidar Lerstad. "That particularly reflects the performance of the Australasia region, largely because of the planned conversion shut-down at the Norske Skog Albury mill.

"The market position in China is difficult, with a substantial fall in prices. Demand for newsprint and magazine paper is good in Europe and South America. However, increased energy costs are a cause for concern."

Markets and costs
European demand for publication paper rose by 4.5% from the first quarter of 2005. The increase is greatest for newsprint and super calendared (SC) magazine paper. Demand climbed by 17% in the former Eastern Bloc countries. Price increases for newsprint were implemented in Europe from the New Year.

Newsprint demand in South America rose by more than 10%, but declined in Australasia, China and North America. Although the negative trend appears to be continuing in the USA, European newsprint imports from North America halved from the first quarter of 2005.

Norske Skog's energy costs increased by appr. NOK 50 million compared with the fourth quarter of 2005, and by about NOK 280 million from the first quarter of last year.

Faster pace of change

The board of Norske Skog and chief executive Jan Oksum reached agreement in March that Oksum would resign from his post. Senior vice president Vidar Lerstad was appointed acting chief executive, and board chair Lars Wilhelm Grøholt has subsequently served as working chair.

A faster pace of restructuring to improve profitability has been announced by the board, which is in the process of searching for a new president and CEO.

Health and safety
The lost-time injury frequency per million working hours was 1.4 for the 12 months from 1 April 2005 to 31 March 2006.

Outlook for the rest of 2006
As reported earlier, no significant improvement in results is expected before the second half of 2006.
PM 2 at Norske Skog Tasman will be shut down for a planned rebuild for 10-12 days during the second quarter, and results for the Australasian region are set to remain weak in the quarter.

The Australasian restructuring project will be completed during the summer. A combination of reduced costs and anticipated price increases in Australia from 1 July will improve results.

Chinese demand is expected to improve over the year, but low prices will continue to hold margins down.

Demand in South America and Europe should remain good. The closure of Norske Skog Union will also have a positive effect on results in the second half.

Oxenøen, 3 May 2006
Norske Skog
Corporate communications

For further information:
Media:
Senior Vice President
Corporate Communications
Hanne Aaberg
Phone: +47 67 59 90 29
Mob: +47 913 51 681

Finance:
Vice President
Investor Relations
Jarle Langfjæran
Phone: +47 67 59 93 38
Mob: +47 909 78 434

http://hugin.info/105/R/1048563/172824.pdf

Norske Skogindustrier ASA

Application to Reinstate Exemption
Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

File No. 82-5226

Documents Relating to Schedule II
(Volume III of III)

December 8, 2006

G.1

PROSPECTUS

Norske Skog

Norske Skogindustrier ASA

3 for 7 rights offering of new shares
Subscription Price: NOK 70.00 per share

We are issuing 56,808,538 new shares with a par value of NOK 10 each at an issue price of NOK 70.00 per share (the "Subscription Price"). Subject to applicable securities laws, existing holders of our shares as of the record date (as described below) are being granted rights (the "rights") to subscribe for the new shares at the Subscription Price (such offer to subscribe for the new shares through the granting of the rights, the "Rights Offering").

Each share that you held on September 22, 2005, which is the record date, will entitle you to one transferable right. An Eligible Person (as defined on page iv of this prospectus) will be entitled to subscribe, at the Subscription Price for three new shares for every seven rights held. Eligible Persons may subscribe for new shares from September 30, 2005 until 16:00 hours, Central European Time, on October 13, 2005, which is the end of the subscription period. If you do not exercise your rights by the end of the subscription period, you will no longer be able to exercise those rights. Once you have exercised your rights, you cannot revoke or modify that exercise.

After the subscription period has ended, the new shares issuable upon the exercise of rights which have not been exercised (the "Rump Shares") will be subscribed for and paid for at the Subscription Price by Deutsche Bank AG and Nordea Bank Norge ASA (the "Underwriters") and offered for sale for the benefit of the holders of the unused rights by the Underwriters, subject to the terms and conditions of the underwriting agreement between us and the Underwriters (the "Underwriting Agreement"). Please see "Part VII: The Offering; Plan of Distribution—Unexercised Rights Payments". The offering and sale of the Rump Shares is referred to as the "Rump Offering" and the Rump Offering and the Rights Offering are together referred to as the "Offering". Please see "Part VII: The Offering; Plan of Distribution—Plan of Distribution". The Rump Offering is expected to commence on October 20, 2005 and to end on October 26, 2005. Any Rump Shares not sold at the end of the Rump Offering will be retained by the Underwriters for their own account and any subsequent sale of such shares by the Underwriters will not result in any payment to holders of unexercised rights.

Trading in the rights on the Oslo Børs will commence on September 30, 2005, and will continue until 16:00 hours, Central European Time, on October 13, 2005.

The Offering is subject to a number of conditions. See "Part VII: The Offering; Plan of Distribution—Plan of Distribution". If any or all of the conditions are not met or waived prior to payment for and delivery of our new shares, the Underwriters may, at their discretion, terminate the Rump Offering and the obligation of the Underwriters to subscribe for any new shares not subscribed for in the Offering. In such event, the Rights Offering will be withdrawn.

We are not taking any action to permit a public offering of the rights or our new shares in any jurisdiction outside of Norway. Our new shares are being offered only in those jurisdictions in which, and only to those persons to whom, offers and sales of the new shares (pursuant to the exercise of the rights or otherwise) may lawfully be made. The rights and the new shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state of the United States. See "Part VIII: Selling and Transfer Restrictions".

Investing in our new shares and trading in the rights involves certain risks. See "Part I: Summary; Risk Factors; Proposed Acquisition of Remaining Interest in Panasia and Use of Proceeds—Risk Factors" beginning on page 18 to read about factors you should carefully consider before investing in our new shares or trading in the rights.

The rights and the new shares will be entered into the Norwegian Central Securities Depository ("VPS") on or about September 28, 2005 and on or about October 26, 2005, respectively. We expect that trading in the new shares will commence, on the Oslo Børs on October 26, 2005.

Our outstanding shares are listed on the Oslo Børs under the symbol "NSG". The closing market price of our shares on the Oslo Børs on September 22, 2005 was NOK 102.50 per share, before the adjustment to reflect the issuance of the rights in the Offering; the adjustment factor is 0.9048. Shares commenced trading on an ex-rights basis on September 23, 2005.

Joint Global Coordinators and Joint Bookrunners

Deutsche Bank **Nordea**

September 26, 2005

Norske Skog

TABLE OF CONTENTS

Responsibility Statement

This prospectus has been prepared to provide information in connection with the Offering. The members of the Board of Directors of Norske Skog confirm that, to the best of their knowledge, the information contained in this prospectus is in accordance with the facts and contains no omissions likely to affect the import of this prospectus. Market conditions and future prospects have been appraised on the basis of best judgment.

Oslo, Norway, September 26, 2005

Board of Directors of Norske Skogindustrier ASA

Lars Wilhelm Grøholt, Chairman
Øivind Lund, Deputy Chairman
Ingrid Wiik
Annette Brodin Rampe
Giséle Marchand
Halvor Bjørken
Kåre Leira
Stein-Roar Eriksen
Jarle Halvorsen

In this prospectus, the terms "we", "our", "us", "the Company" or "Norske Skog" refer to Norske Skogindustrier ASA and its consolidated subsidiaries (unless the context otherwise requires).

Since the rights and the new shares have not been and will not be registered under the Securities Act, or under the securities laws of any state of the United States, the rights and our new shares (pursuant to the exercise of the rights or otherwise) may be offered, pledged, sold, resold, granted, delivered, allotted, taken up, or otherwise transferred, as applicable, only in transactions that are exempt from, or in transactions not subject to, registration under the Securities Act and in compliance with any applicable state securities laws. Notwithstanding the foregoing, the rights may be exercised by and our new shares may be offered, sold and delivered to persons located in the United States that are qualified institutional buyers (as defined in Rule 144A under the Securities Act, "QIBs") pursuant to applicable exemptions under the Securities Act, provided that such persons, by signing the same, represent, warrant and undertake as provided in the "U.S. Subscribers" portion of a Subscription Form in the form set forth in Annex D to this prospectus, and the Underwriters prior to the earlier of exercising the rights or the purchasing of such shares. Additionally, copies of this prospectus may only be forwarded in or into the United States to persons reasonably believed to be QIBs. Any person in the United States who obtains a copy of this prospectus and who is not a QIB is requested to disregard the contents of this prospectus. Any rights or shares offered and sold in the United States to QIBs will be subject to certain transfer restrictions (see "Part VIII: Selling and Transfer Restrictions").

This prospectus contains summaries of certain documents. We believe these summaries are accurate, but you should refer to the actual document for complete information. The information contained in this prospectus under the headings "Exchange Rate Information", "The Norwegian Securities Market" and "Market Information" includes extracts from summaries of information and data publicly released by official sources in Norway and other sources indicated therein. Accordingly, we accept responsibility for accurately extracting such information from such sources. However, such information has not been independently verified by us.

The information contained in this prospectus has been furnished by us and from other sources we believe to be reliable. No representation or warranty, expressed or implied, is made by the Underwriters as to accuracy or completeness of any of the information set forth in this prospectus and nothing contained in this prospectus is or shall be relied upon as a promise or representation, whether as to the past or the future.

In making an investment decision, you must rely on your own examination of us and of the Offering, including the merits and risks involved, and you should only rely on the information contained in this prospectus, any supplement to this prospectus and any notices required under the rules of the Oslo Børs (the "Notices") that are published by us and expressly amend this prospectus. The rights and shares are subject to certain restrictions on resale and transfer (see "Part VIII: Selling and Transfer Restrictions").

No person has been authorised to give any information or make any representations other than those contained in this prospectus or such Notices and, if given or made, such information or representations must not be relied upon as having been authorised by us or any of the Underwriters. Neither the delivery of this prospectus nor any purchase or sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof nor that the information in this prospectus is correct as at any time subsequent to its date. In accordance with section 14-6 of the Norwegian Stock Exchange Regulations, if any new factor or inaccuracy in this prospectus capable of affecting assessment of the new shares or the rights to subscribe for new shares arises or is noted between the publication of this prospectus and the listing of the new shares on Oslo Børs, it will be included in a supplement to this prospectus.

Any purchase of new shares offered in the Offering must be made solely on the basis of the information contained in this prospectus as expressly amended and supplemented by a supplement to this prospectus or any Notices published by us, which may contain different information from that contained in this prospectus.

The distribution of this prospectus and purchase of new shares pursuant to the Offering may, in certain jurisdictions, be restricted by law, and this prospectus may not be distributed into or used for the purpose of, or in connection with, any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. No actions have been taken to register or qualify the rights and the new shares to be offered in the Offering or otherwise to permit a public offering of the securities in any jurisdiction outside of Norway. Accordingly, if you reside in any country other than Norway, you may not be permitted to exercise any rights in the Rights Offering or purchase any Rump Shares in the Rump Offering. We and the Underwriters require persons into whose possession this prospectus comes to inform themselves of and observe all such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction. Neither we nor the Underwriters accept any legal responsibility for any violation by any person, whether or not a prospective purchaser of new shares, of any such restrictions. For a more detailed description of restrictions relating to the Offering, see "Part VIII: Selling and Transfer Restrictions".

Except as otherwise expressly noted in this prospectus in the section entitled "Selling and Transfer Restrictions":

- the rights and new shares being granted and offered, respectively, in the Offering may not be offered, sold, resold, transferred or delivered, directly or indirectly, in or into, Member States of the European Economic Area that have implemented the Prospectus Directive, France, Italy, Sweden, Switzerland, the United States, Canada, Japan, Australia, Hong Kong, or any other jurisdiction in which it would not be permissible to offer the rights or the shares (the "Ineligible Jurisdictions");
- this prospectus may not be sent to any person in any Ineligible Jurisdiction;
- the rights may only be exercised outside the Ineligible Jurisdictions; and
- the crediting of rights to an account of a shareholder or other person in an Ineligible Jurisdiction or a citizen of an Ineligible Jurisdiction ("Ineligible Persons") does not constitute an offer to such persons of our new shares and Ineligible Persons may not exercise the rights.

In this prospectus, persons who are not Ineligible Persons are referred to as "Eligible Persons". For more information on applicable selling and transfer restrictions in respect of the new shares and the rights, please see "Part VIII: Selling and Transfer Restrictions".

As a condition to exercising rights or purchasing new shares pursuant to the Offering, each exercising holder or purchaser will be deemed to have made, or, in some cases, be required to make, certain representations and warranties, that will be relied upon by us, the Underwriters and others. See "Part VIII: Selling and Transfer Restrictions" and the form of Subscription Form attached hereto as Annex D. We reserve the right, in our sole and absolute discretion, to reject any purchase of new shares that we or our agents believe may give rise to a breach or violation of any law, rule or regulation.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus are "forward-looking statements" within the meaning of the US federal securities laws. Those statements include, but are not limited to:

- expectations as to increases in net sales, operating revenue, market shares, share in income (loss) of joint ventures and certain expenses, including interest expense, in respect of certain of our operations, and estimations of the factors that will cause such expected increases;
- expectations regarding the level of demand for publication paper;
- expectations regarding price levels and trends in prices;
- expectations regarding the anticipated benefits to be derived from our proposed acquisition of the portion of our PanAsia Paper Co, Pte Ltd. ("PanAsia") joint venture that we do not already own;
- expectations as to the completion of the Offering, and the proceeds to be raised therefrom;
- expectations regarding our production capacity globally and at particular mills;
- expectations regarding savings from closures of certain mills, including, without limitation, our Union mill or by restructuring, including, without limitation, our operations in Australasia;
- expectations as to our financial condition and prospects, our access to liquidity, the sufficiency of our working capital and the sufficiency of our existing credit facilities;
- expectations regarding our growth and capital expenditures;
- statements as to our expected return on capital investment commitments;
- statements as to the expected impact of changes in accounting standards, including IFRS;
- statements as to the expected timing, strategy, outcome, cost and impact of certain legal and administrative proceedings and investigations and the sufficiency of our available defences and responses;
- statements as to the timing of future dividend payments, if any;
- expectations as to our competitive position and the impact of the economy on our business; and
- statements as to our future compliance with various environmental laws and regulations and estimations as to the materiality of any related costs.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include, but are not limited to:

- the impact of general economic conditions in Europe, North and South America, Asia, Australasia and in other regions in which we currently do business;
- our ability to obtain approvals from the relevant competition authorities for the proposed acquisition of the remaining interest in PanAsia, including the timing and terms and conditions thereof;
- industry conditions, including competition and fluctuation in prices of our products and the raw materials used to make them;
- changes in consumer preferences;
- our ability to effectively implement the restructuring or closure of certain mills;
- changes in business strategy or development plans or targets;
- the results of pending or future legal and administrative proceedings to which we and certain of our subsidiaries are, or may be, a party; and
- other factors discussed elsewhere in this prospectus.

Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this prospectus. We do not undertake any obligation to release publicly any revisions to these

forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws and regulations.

For additional information on these forward-looking statements and the factors that could cause actual results to differ materially from future results expressed or implied by these forward-looking statements, see "Part I: Summary; Risk Factors; Proposed Acquisition of Remaining Interest in Panasia and Use of Proceeds—Risk Factors" and "Part III: Management's Discussion and Analysis of Financial Condition and Results of Operations".

NOTICE TO INVESTORS

The distribution of this prospectus and purchase of new shares pursuant to the Offering are restricted by law in certain jurisdictions. Therefore, persons into whose possession this prospectus comes and persons who would like to exercise rights or purchase our new shares pursuant to the Offering should inform themselves about and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction (see "Part VIII: Selling and Transfer Restrictions").

For Investors in the United States

For the Offering, we are relying upon certain exemptions from the registration requirements of the Securities Act. Neither the rights nor the new shares to be issued in the Offering have been recommended by any US federal or state authorities or by any foreign authorities and such authorities have not determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offence in the United States.

The rights and the new shares to be granted and issued, respectively, in the Offering have not been and will not be registered under the Securities Act, or under the securities laws of any state of the United States. Accordingly, the rights and the new shares issued (pursuant to the exercise of rights or otherwise) may not be offered, pledged, sold, resold, granted, delivered, allotted, taken up, or otherwise transferred, as applicable, in the United States, except only in transactions that are exempt from, or in transactions not subject to, registration under the Securities Act and in compliance with any applicable state securities laws. As used in this prospectus, "United States" has the meaning specified in Regulation S under the Securities Act.

The rights may be delivered and our new shares may be offered, sold and delivered (pursuant to the exercise of rights or otherwise) in the United States to a limited number of persons reasonably believed to be QIBs by way of a private placement in transactions exempt from registration under the Securities Act. Any person reasonably believed to be a QIB to whom rights are delivered or to whom new shares are offered, sold and delivered will be required to, by signing the same, to represent, warrant and undertake as provided in the "U.S. Subscribers" portion of a Subscription Form in the form set forth in Annex D to this prospectus prior to the earlier of the exercise of such rights or the purchase of such shares.

Notice to New Hampshire Residents

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421 B of the New Hampshire revised statutes annotated, 1955, as amended ("RSA 421B"), with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State of the State of New Hampshire that any document filed under RSA 421 B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

Notice to Hong Kong Residents

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Offering. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

MARKET AND INDUSTRY DATA

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, such as the Association of European Publication Paper Producers, the Pulp and Paper Products Council ("PPPC") and RISI. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

For information regarding certain technical terms relating to the paper and forest products industry that we use in this prospectus, see "Annex A—Glossary".

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements appear at the end of this prospectus. Our audited consolidated financial statements as at and for the year ended December 31, 2004 and our unaudited consolidated financial statements as at and for the years ended December 31, 2003 and 2002 were prepared in accordance with accounting principles generally accepted in Norway ("Norwegian GAAP"). On September 29, 2003, the European Commission adopted a regulation endorsing International Financial Reporting Standards ("IFRS"), previously known as International Accounting Standards ("IAS"), and required their use beginning in 2005. This IAS regulation requires listed companies in the European Union (the "EU") to prepare their consolidated accounts in accordance with IFRS beginning January 1, 2005. Under the European Economic Area Agreement, this change will also apply to Norwegian listed companies. Accordingly, our opening balance sheet as at January 1, 2004 was required to be prepared based on IFRS because, for IFRS purposes, one year of comparable figures must be included in external financial reporting in 2005. In accordance with the IAS regulation, our consolidated condensed interim financial information as at and for the six months ended June 30, 2005 appearing in this prospectus was prepared in accordance with IFRS and, for comparative purposes only, our consolidated condensed interim financial information as at and for the six months ended June 30, 2004 that was originally prepared according to Norwegian GAAP has been restated in accordance with IFRS.

IFRS and accounting principles generally accepted in the United States of America ("US GAAP") differ in certain material respects from Norwegian GAAP. The differences between IFRS and Norwegian GAAP, between US GAAP and Norwegian GAAP and between US GAAP and IFRS relevant to us are explained in "Summary of Certain Significant Differences Between IFRS and Norwegian GAAP", "Summary of Certain Significant Differences Between US GAAP and Norwegian GAAP" and "Summary of Certain Significant Differences Between US GAAP and IFRS", respectively. As a result of these significant differences, our financial statements that are included in this prospectus may differ substantially from financial statements prepared in accordance with US GAAP and rules and regulations as promulgated by the United States Securities and Exchange Commission ("SEC"). In making an investment decision, investors must rely upon their own examination of our financial information and the terms of the Offering in this prospectus. Potential investors should consult their own professional advisors for an understanding of the differences between Norwegian GAAP, IFRS and US GAAP and of how those differences might affect the financial information presented herein.

The form of the unaudited pro forma combined financial information included in this document has been prepared in accordance with Oslo Børs requirements and guidelines for pro forma numbers which vary in certain respects from Article 11 of Regulation S-X promulgated under the Securities Act and accordingly should not be relied upon as if it had been prepared in accordance with such requirements.

Unless otherwise specified or unless the context otherwise requires, "NOK" refers to Norwegian kroner, "US$" refers to US dollars, "€" and EUR refer to euros and "C$" refers to Canadian dollars.

References to "tonnes" used throughout this prospectus are to metric tonnes, each of which is equal to 1,000 kilograms or 2,204.59 pounds. References to "gsm" used in this prospectus are to grammes per square metre, a measurement of weight of paper grades. Unless otherwise specified, the capacities of our mills are based on producing 45 gsm paper.

Some figures included in this prospectus have been subject to rounding adjustments.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods and dates indicated, the noon buying rate in The City of New York as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for cable transfers in Norwegian kroner, expressed in Norwegian kroner per US dollar:

Year ended December 31,	Period-end	Average[1]	High	Low
2002	6.9375	7.9253	9.1110	6.9375
2003	6.6660	7.0627	7.6560	6.6440
2004	6.0794	6.7241	7.1408	6.0551
2005 (through September 22)	6.4087	6.3784	6.6738	6.0667

(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period.

The above table is for your convenience only. We did not use the rates shown in this table in the preparation of our consolidated financial statements or for the consolidated financial statements of PanAsia included elsewhere in this prospectus.

LIMITATIONS ON ENFORCEMENT OF US LAWS AGAINST NORSKE SKOG, ITS MANAGEMENT AND OTHERS

We are a joint stock company organised under the laws of Norway. Most of the members of our Board of Directors and most of our executive officers are residents of Norway and a significant portion of our assets and subsidiaries is located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments obtained in United States courts predicated upon civil liability provisions of the federal securities laws of the United States. We have been advised by Wiersholm Mellbye & Bech, our Norwegian counsel, that there is doubt as to the enforceability in Norway, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States. In addition, we have been advised by Wiersholm Mellbye & Bech that the United States and Norway do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, final judgments for the payment of money rendered by a United States court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be directly enforceable in Norway.

AVAILABLE INFORMATION

We have published annual reports, including consolidated financial statements for the preceding year and quarterly interim reports, including unaudited summary financial information for the preceding quarter, prepared in accordance with Norwegian GAAP and, beginning January 1, 2005, such financial statements, reports and information will be prepared in accordance with IFRS, as referred to above under "Presentation of Financial and Other Information" and elsewhere in this prospectus. Upon request, we will send shareholders these annual reports and quarterly reports in either English or Norwegian. We are not required to file periodic reports under Section 13 or 15 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). We will, however, provide the information required under Rule 144A(d)(4) under the Securities Act upon request and have agreed to furnish certain public reports and documents to the SEC pursuant to Rule 12g3-2(b) under the Exchange Act.

NOTICE REGARDING DISCLOSURE OF TAX TREATMENT AND TAX STRUCTURE

Notwithstanding anything contained in this prospectus or in any other document, agreement or understanding relating to the transactions contemplated by this prospectus, each person who receives this prospectus (and each employee, representative, or other agent of such person) is authorised to disclose to any and all persons, beginning immediately upon commencement of discussions regarding the transactions contemplated by this prospectus, and without limitation of any kind, the tax treatment and tax structure of such transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to such person (or any employee, representative or other agent of such person) relating to such tax treatment and tax structure, except to the extent that such disclosure is subject to restrictions reasonably necessary to comply with securities laws. For purposes of this authorisation, the "tax treatment" of a transaction means the purported or claimed United States federal income tax treatment of the transaction, and the "tax structure" of a transaction means any fact that may be relevant to understanding the purported or claimed United States federal income tax treatment of the transaction. None of the parties to the transactions contemplated by this prospectus provides United States tax advice, and each party should consult its own advisers regarding its participation in the transactions contemplated by this prospectus.

PART I: SUMMARY; RISK FACTORS; PROPOSED ACQUISITION OF REMAINING INTEREST IN PANASIA AND USE OF PROCEEDS

SUMMARY

The following summary is qualified in its entirety by, and is subject to, the detailed information regarding our business and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

General

We are one of the leading global publication paper companies in the world. We are the second largest producer of newsprint and the fourth largest producer of magazine paper in the world based on production capacity as at August 31, 2005, with annual production capacity of 5.1 million tonnes of newsprint and 1.5 million tonnes of magazine paper (based on our proportional ownership in the mills not wholly owned by us).

On September 7, 2005 we announced that we had reached an agreement, subject to certain conditions, with Abitibi-Consolidated Inc. of Canada ("Abitibi") on the terms of our cash offer to purchase the remaining 50% interest in PanAsia that we do not already own for a total purchase price of US$600 million (approximately NOK 3.9 billion), with an additional payment of up to US$30 million (approximately NOK 195 million), to be based on splitting the proportion of an adjusted EBITDA of PanAsia for 2006 that exceeds US$175 million. We will also consolidate the rest of PanAsia's net interest-bearing debt, which totalled US$275 million (approximately NOK 1.8 billion) at June 30, 2005. That represents a total enterprise value of US$1,008 (approximately EUR 830) per tonne of capacity. We first invested in PanAsia in 1998 and have owned a 50% interest since 2001. We intend to use the net proceeds of the Offering to fund the purchase price of our acquisition of the remaining 50% interest. If we successfully complete the acquisition of PanAsia, we will be the largest producer of newsprint in the world, with an annual newsprint production capacity of 6.0 million tonnes.

Our headquarters are located in Bærum, Norway and, directly or indirectly, through our subsidiaries, joint ventures and interests in other companies, we wholly or partly own 24 mills in 15 countries on five continents.

While geographically diverse, we are strategically focused on the production, marketing and distribution of publication paper. Publication paper includes newsprint and magazine paper, and these represented approximately 97% of our 2004 net sales. Our principal markets for our newsprint products are Europe, Australasia, Asia and South America. Additionally, we are present in North America as the largest shareholder with a 29.4% stake in Norske Skog Canada Limited ("NorskeCanada") (to be renamed Catalyst Paper Corporation). Our principal markets for our magazine paper products are Europe and North America.

Since the early 1990s, we have grown from being a regional producer of a variety of paper, pulp and timber products to a global company focused on publication paper. During this period, we have divested nearly all units outside our core business and expanded our annual publication paper production capacity from 1.3 million tonnes in 1991 to 6.6 million tonnes as of August 31, 2005. If we successfully complete the acquisition of PanAsia, our annual publication paper production capabilities will increase to 7.5 million tonnes.

Our total assets were NOK 45,687 million as at June 30, 2005. In 2004, we had operating revenue of NOK 25,302 million and operating earnings of NOK 757 million, which includes the impact of depreciation charges, write-downs and provisions for restructuring our operations in Australasia. As at September 22, 2005, our market capitalisation was NOK 13,647 million.

We operate primarily in four geographic regions:

- Europe where we have nine wholly-owned paper mills in Norway, France, Austria, Germany, The Netherlands, and the Czech Republic
- South America with two wholly-owned paper mills in Chile and Brazil
- Australasia with three wholly-owned paper mills in Australia and New Zealand
- Asia with our 50% interest in PanAsia, which has five paper mills located in China, South Korea and Thailand. As described below, we intend to use the proceeds of the Offering to purchase the

remaining 50% interest in PanAsia. We also have a 33.65% interest in Malaysian Newsprint Industries, a Malaysian newsprint producer operating one paper mill.

In addition, we have a significant minority stake of 29.4% in NorskeCanada, the third largest producer of publication paper in North America, which has operations in North America comprising four publication paper mills in Canada (two of which also produce pulp). We also have a 45% minority stake in Norwegian-based Nordic Paper, producing greaseproof paper, and a wholly-owned subsidiary, Forestia, which produces particle board in Norway.

Background and Reasons for the Offering

Overview

On September 7, 2005 we announced that we had reached an agreement, subject to certain conditions, with Abitibi on the terms of our cash offer to purchase the 50% interest in PanAsia that we do not already own for a total purchase price of US$600 million (NOK 3.9 billion), with an additional payment of up to US$30 million (NOK 195 million), to be based on splitting the proportion of an adjusted EBITDA of PanAsia for 2006 that exceeds US$175 million. We will also consolidate the rest of PanAsia's net interest-bearing debt, which totalled US$275 million (approximately NOK 1.8 billion) at June 30, 2005. That represents a total enterprise value of US$1,008 (approximately EUR 830) per tonne of capacity. We intend to use the net proceeds of the Offering towards the funding of this acquisition.

According to market research conducted by industry organisations such as PPPC, the average rate of growth in demand for publication paper in the Asian region (excluding Japan) will be among the highest in the world, with overall demand in the region increasing by approximately 3.5% in 2005, and demand in China is expected to grow by an average growth rate of 5.8% per year between 2004 and 2014 (based on estimates provided by RISI's market research). As the largest newsprint producer in Asia, measured in terms of production capacity, PanAsia is currently well positioned to serve the expected growth in the Asian market. PanAsia's position in Asia is further strengthened through the construction of a new mill in the Hebei province, China, with what is currently the largest newsprint machine in Asia based on production capacity, with an annual production capacity of up to 330,000 tonnes. PanAsia has an 80% interest in the new mill, with the remaining 20% owned by Long-Teng Paper Company, an investment company owned jointly by Hebei province, the City of Shijiazhuang and Zhaoxian County. The new mill at Hebei province became operational during June 2005.

The proposed acquisition will strengthen Norske Skog's focus on core business of publication paper and is a natural extension of our involvement in the Asian newsprint market. In light of PanAsia's leading position in Asia, which is already now the largest newsprint market in the world, we believe we will derive significant strategic and operational benefits by acquiring complete control of PanAsia through the proposed acquisition. Key rationales for the acquisition include the following:

- securing full control of the largest and strategically important player in the fastest growing newsprint market of the world;
- increasing exposure to the Asian growth market without adding global capacity;
- low risk profile of the acquisition through familiarity of the business of PanAsia as a result of long-standing ownership in the company; and
- gaining a platform for potential future strategic development in the Asia region and in China.

Conditions to the Agreement to Purchase the Remaining Interest in PanAsia

The agreement to acquire the remaining interest in PanAsia is subject to certain conditions, including the receipt of approval of the competition authorities in Australia and Brazil, the receipt of all other required regulatory approvals and certain other customary terms and conditions, which are more fully described under "Proposed Acquisition of Remaining Interest in PanAsia and Use of Proceeds" below. On September 6, 2005, our Board of Directors unanimously approved the terms of the agreement to purchase the remaining interest in PanAsia. Our Corporate Assembly unanimously approved the terms of the agreement on September 9, 2005.

Our Business Strategy

Our vision is to be recognised as a world leader in the paper industry, while our goal is to deliver the best shareholder value in the paper industry. To achieve this, we have defined three primary strategic objectives for future development:

Norske Skog will be a low-cost producer

A low delivered cost of quality products is crucial to being competitive in the paper market. In this regard, we aim to accomplish the following strategic objectives:

- to use capital effectively to develop a cost-competitive mill portfolio;
- to take advantage of our global presence to grow production capacity where we can achieve the lowest delivered-cost to our markets; and
- to focus our innovative capability and research and development resources on reducing costs and improving quality.

Norske Skog will pursue profitable growth

Company size and share liquidity are necessary in order to attract investors in the international capital market, which means we aim to:

- grow both organically and through acquisitions;
- take advantage of our positions in regions where market growth is high; and
- maintain financial flexibility throughout the business cycle.

Norske Skog will focus on its core business

Focusing management attention and capital on the core business is important for attaining a leading market position and economies of scale. For these reasons, we will:

- focus on our core business of newsprint and magazine papers;
- assess opportunities to extend our core business if this contributes to profitable growth; and
- build on our core competence in the international paper industry.

Competitive Strengths

We believe that the key strengths that will help us achieve our primary strategic objectives and which differentiate us from our competitors include the following:

Significant presence on five continents

We have become one of the world's most global paper companies with 24 mills in 15 countries and on five continents (which includes the mills of PanAsia, Malaysian Newsprint Industries and NorskeCanada). Assuming the successful completion of our acquisition of PanAsia, we expect to be the third largest publication paper producer globally based on production capacity and have a substantial market share in each of the regions in which we operate. Local presence gives us the ability to manufacture and distribute on a regional basis, reducing transportation costs. Further, our proximity to our customers increases the potential for service agreements and integrated sales and distribution systems.

The following table sets forth our relative ranking and share of capacity for newsprint and magazine paper in our principal markets globally and by region as of August 1, 2005:

Product/Region	Ranking[(1)]	Share of capacity[(1)]
Publication paper globally:	4th[(2)]	9%[(2)]
Region:		
Europe newsprint	3rd	15%
Europe magazine paper	3rd	9%
South America newsprint	1st	35%
Australasia newsprint	1st	98%
Asia (excluding Japan) newsprint	1st[(3)]	28%[(3)]
North America newsprint	3rd[(4)]	7%[(4)]

Capacity figures in the table above are based on PPPC's yearly forecast figures for 2005.

(1) Management estimates based on production capacity located in the specified region.

(2) Including our proportionate ownership shares of the capacity of PanAsia (50%), Malaysian Newsprint Industries (33.65%) and NorskeCanada (29.4%).

(3) Including the full capacity of PanAsia and our proportional share of the capacity of Malaysian Newsprint Industries.

(4) Based on the capacity of NorskeCanada.

Leading position in growing markets

We have continued to enhance our position in the fast growing regions of Asia through our holding in PanAsia and also in South America. After the acquisition of the remaining 50% of PanAsia, 25% of our production capacity will be located in Asia. In the first half of 2005 we generated 18.4% of our operating profits before depreciation in South America and Asia, based on our current 50% interest in PanAsia. If we successfully complete the acquisition of the remaining share of PanAsia that we do not currently own, the importance of the Asia region in our consolidated financials will increase.

We expect to achieve higher levels of profitability in the growing markets of South America and Asia than in the other markets we operate in because of our modern paper machines, our low operating costs and our proximity to our customers.

Cost-efficient production and competitive assets

We strive to produce and supply our products on the most cost-efficient basis within each region where we are present. We expect to accomplish this goal by reducing our cost of production and by developing and focusing on the products we are able to produce most competitively. Reductions in our production costs should arise from economies of scale, continuous operational improvements, use of the lowest cost raw materials available within each region where we operate and cooperation among the regions to optimise trade flows. For example, we have access to low cost fibre in South America and Australasia. Additionally, we prioritise our capital expenditure in order to focus on our competitive assets. We intend to maintain a capital expenditure to depreciation ratio of approximately 50% to 70% in the longer term. Capital expenditure for these purposes includes current investments in maintenance and the upgrading of paper machines but excludes any strategic investments (including new paper machines) which we may make in the future.

Our management's proven track record

Since the mid-1990s, our management team has successfully carried out the strategy of transforming Norske Skog into a global company, focusing on our core areas of business, newsprint and magazine paper. In addition to many years experience with us and in our industry, our management has a proven track record since the mid-1990s of integrating acquisitions of other companies into our business as a whole. These acquisitions have included Norske Skog Bruck GmbH, Norske Skog Steti, Norske Skog Walsum GmbH and Norske Skog Parenco B.V. in Europe and Fletcher Challenge with operations in Australasia, South America and North America. Our management also established PanAsia during this period. This

history of well-managed transitions by our management team is a strength we will draw upon as our business continues to grow and we integrate future acquisitions.

Recent Developments

Restructuring in Australasia

On June 10, 2004, our Board of Directors approved a restructuring plan for two of our Australasian mills. The key elements of the planned restructuring include increasing the capacity of PM1 at Norske Skog Albury, PM2 and PM3 at Norske Skog Tasman, and retiring PM1 at Norske Skog Tasman in 2006. Once completed, the project will mean additional capacity close to Australian customers and fewer tonnes shipped from New Zealand to Australia. In total, this NOK 750 million investment is expected to reduce annual expenses in the region by approximately NOK 150 million and improve gross operating margin in the region by three to four percentage points. The various project phases will be commissioned in 2005 and 2006.

Construction of New Mill in Hebei Province, China

As described above, PanAsia and its joint venture partner have recently completed the construction of a new mill in Hebei province, China, which became operational ahead of schedule in June 2005, and which is the largest newsprint machine in Asia and the third largest in the world, with an annual production capacity of up to 330,000 tonnes. PanAsia has an 80% interest in the new mill, with the remaining 20% owned by Long-Teng Paper Company, an investment company owned jointly by Hebei province, the City of Shijiazhuang and Zhaoxian County. The new mill will base its production entirely on recovered paper. Up to one-half of this raw material is expected to be collected in China. Our total share of the investment in the mill is approximately NOK 950 million. Management expects it will reach its full operational capacity of 330,000 tonnes during 2006.

Closure of Union Mill

As part of a long-term restructuring of our mill portfolio, our Board of Directors has recently approved management's proposal to initiate a formal review process regarding the permanent closure of the Norske Skog Union mill in Skien, Norway. A final decision by the Board of Directors and the Corporate Assembly is expected in October 2005, with the intention of closing the mill during the first quarter of 2006. This restructuring will mean a necessary capacity reduction in Europe for newsprint and related grades, and makes it possible to transfer production volumes to our other mills with surplus capacity and lower costs. If the closure of the mill is approved, the associated restructuring costs will be provided for in the fourth quarter of 2005. The closure of this mill and transfer of production to our other mills is expected to improve the pre-tax profitability of our operations by NOK 200 million per year.

Study of Further Investment in Norway

Our Board of Directors has approved a pre-study of possible major investments in Norway. Our Norske Skog Skogn and Norske Skog Saugbrugs mills are currently highly competitive, and the assessment of our Board of Directors will consider whether our Norske Skog Follum mill can be expanded into a third similar unit. A decision on a possible new paper machine will be considered in conjunction with the closure of other and less competitive machines at mills elsewhere in Europe. The study will accordingly consider profitability, general business conditions and market and capacity aspects.

The Offering

Issuer	Norske Skogindustrier ASA
Offering	56,808,538 new shares, with a par value of NOK 10 each.
Shares outstanding as of September 15, 2005	133,137,088, of which 583,831 are treasury shares not entitled to rights.
Share capital after completion of the Offering	NOK 1,899,456,260 divided into 189,945,626 shares, with a par value of NOK 10 each.
Subscription Price	NOK 70.00 per share.
Rights	Holders of our shares as of the record date are being granted rights to subscribe for the new shares at the Subscription Price. Each share that you held on September 22, 2005, which is the record date, will entitle you to one right. Eligible Persons will be entitled to subscribe for three new shares for every seven rights held. No fractional shares will be issued and rights and fractions of a right which thus can not be exercised will be included in the Rump Offering. To allow for the benefit of unused rights to be realised by holders of such rights through the proposed Rump Offering, oversubscription and subscription without exercising rights is not permitted. Thus the secondary subscription right of the shareholders pursuant to section 10-4(3) of the Norwegian Public Companies Act has been disapplied.
Record Date	September 22, 2005. The shares traded with rights on the Oslo Børs on the record date. As from September 23, 2005, the shares have been traded ex-rights.
Subscription Period	From September 30, 2005 until 16:00 hours, Central European Time, on October 13, 2005, which is the end of the subscription period. If you do not exercise your rights by the end of the subscription period, you will no longer be able to exercise your rights. Once you have exercised your rights, you cannot revoke or modify that exercise. Even if the market price of our shares fluctuates below the Subscription Price, if you have exercised your rights, you will be obliged to pay the Subscription Price for the relevant number of new shares.
Subscription Agent	Nordea Bank Norge ASA
Subscription	Subscriptions must be made on the Subscription Forms sent to our shareholders as of the record date for the Offering or obtained from the Subscription Agent (a copy of the form of Subscription Form is attached, for information purposes only, as Annex D to this prospectus). Accurately completed Subscription Forms must be received by the Subscription Agent no later than 16:00 hours, Central European Time, on October 13, 2005. Norwegian shareholders and Norwegian investors acquiring rights can also make their subscription on the internet no later than 16:00 hours, Central European Time, on October 13, 2005 by completing the subscription form which is available on the internet at www.norskeskog.com or www.nordea.no. We intend to extend interest-free loans of up to NOK 25,000 to each of our eligible employees to purchase rights and subscribe for new shares.

Method of Payment	When subscribing for shares, each subscriber domiciled in Norway will give the Subscription Agent a one-time authorisation to debit a designated bank account with a bank in Norway for the Subscription Price for the shares allotted to the subscriber. The amount will be debited on or about October 21, 2005. Subscribers not resident in Norway may elect to have payment for the shares subscribed by them debited directly from such account with a bank in Norway. If no such election has been made, payment for the new shares allotted to such subscribers must be made on or before the payment date. Further details are set out in the Subscription Form which is attached as Annex D to this prospectus.
Trading in Rights	The rights will be tradable and will be listed on Oslo Børs under the ticker code NSGT. Trading in the rights on the Oslo Børs will commence on September 30, 2005, and will continue until 16:00 hours, Central European Time, on October 13, 2005. The rights will be registered with VPS under the International Securities Identification Number (ISIN) NO 001 0285059. Transfer of rights will take place through the book-entry systems of the VPS. Persons interested in trading or purchasing rights should be aware that the exercise of rights by holders who are located in countries other than Norway is subject to restrictions as described under "Part VIII: Selling and Transfer Restrictions". See "Part VII: The Offering; Plan of Distribution—The Offering—Conditions to the Underwriting and the Subscription and Sale of Rump Shares" below as to the consequences of any withdrawal of the Rights Offering for the rights and any trades in rights.
Unexercised Rights and the Rump Offering	You cannot exercise your rights after 16:00 hours, Central European Time, on October 13, 2005, which is the end of the subscription period. After the subscription period has ended, the Underwriters, subject to the terms and conditions of the Underwriting Agreement, will commence the Rump Offering, in which they will offer the Rump Shares for sale. The Rump Offering, if any, is expected to commence on October 20, 2005, and to end on October 26, 2005. The Rump Shares will be subscribed by the Underwriters at the Subscription Price in accordance with the terms of the Underwriting Agreement. See "Part VII: The Offering; Plan of Distribution—Plan of Distribution".
Unexercised Right Payments	Upon completion of the Rump Offering, if the aggregate proceeds for the Rump Shares offered and sold in the Rump Offering, after deduction of selling and other related expenses and applicable taxes exceed the aggregate Subscription Price for such Rump Shares (such amount, the "Excess Amount"), each holder of a right or a fraction of a right that was not exercised at the end of the subscription period will be entitled to receive, except as noted below, an amount in cash proportional to the number of unexercised rights held as of October 13, 2005 (referred to as the "Unexercised Right Payment"). If the Excess Amount divided by the total number of unexercised rights is less than NOK 0.01, no Unexercised Right Payment will be made to holders of any unexercised rights and, instead, any Excess Amount will be retained by the Underwriters. If the aggregate Unexercised Rights Payment otherwise payable to any holder of a right is less than NOK 20, after deduction of expenses, no payment will be made and the relevant proportion of the Excess Amount will be retained by the Underwriters.

	We shall not be entitled to receive any amount in excess of the Subscription Price in respect of our new shares. The Underwriters will use their reasonable efforts, subject to prevailing market conditions, to place the Rump Shares in, and to realise an Excess Amount from, the Rump Offering. We cannot guarantee you that the Rump Offering will take place. Any Rump Shares not sold at the end of the Rump Offering will be retained by the Underwriters for their own account and any subsequent sale of such shares by the Underwriters will not result in any payment to holders of unexercised rights. Should the Rump Offering take place, neither we nor the Underwriters will be responsible for any lack of Excess Amount arising from any sale of the Rump Shares. The Unexercised Rights Payments, if any, will be distributed to the registered holders of unexercised rights as soon as practicable after the end of the Rump Offering (payment is expected on or about November 4, 2005) and will be credited to those holders through the facilities of the VPS. Payments will be made in NOK only, without interest.
Conditions to the Offering	The Underwriting and the subscription and sale of the Rump Shares are subject to a number of conditions. See "Part VII: The Offering; Plan of Distribution—Plan of Distribution". If any or all of the conditions are not met or waived prior to payment for and delivery of our new shares, the Underwriters may, at their discretion, terminate the Underwriting Agreement and the obligation of the Underwriters to subscribe for the Rump Shares. In such event, the Rights Offering will be withdrawn and all rights will lapse without value, subscriptions for, and allotments of, new shares that have been made will be disregarded and any subscription payments made will be returned without interest or any other compensation. The lapsing of rights shall be without prejudice to the validity of any trades in rights. You will not receive any refund or compensation in respect of rights that you have purchased in the market.
Allotment of New Shares	Allotment of new shares to be issued pursuant to the Offering is expected to take place on October 20, 2005. Notification of allotment will be sent out on or about October 20, 2005.
Payment and Delivery	The payment date for the new shares is October 21, 2005. Delivery of the new shares is expected to take place on October 26, 2005 through the book-entry system of the VPS. Any late payments will accrue interest at a rate of 9% per annum in the period from the due date until payment is made. In case of late payment, sections 10-12 and 2-13 of the Norwegian Public Limited Companies Act will apply. Allotted shares will not be delivered to the subscriber until payment have been made and we reserve our right to cancel the subscription and re-allot the shares. We may also decide in our sole discretion to draw on the payment guarantee provided by Nordea Bank Norge ASA in the amount of NOK 100,000,000 to cover outstanding amounts for the account of the subscribers. The original subscriber will remain liable for payment of the Subscription Price together with any interest, costs, charges and expenses accrued.
Financial Intermediaries	For shareholders who hold shares and rights through financial intermediaries, please see "Part VII: The Offering; Plan of Distribution—The Offering—Financial Intermediaries" below.

	All questions concerning the timeliness, validity and form of instructions to a financial intermediary in relation to the exercise, sale or purchase of rights will be determined by the financial intermediary in accordance with its usual customer relations procedures; or as it otherwise notifies you. We are not liable for any action or failure to act by a financial intermediary through which Eligible Persons hold their shares or by the Subscription Agent in connection with any subscriptions or purported subscriptions.
Codes for Rights	ISIN code: NO 001 0285059
Codes for Shares	ISIN code: NO 000 4135633
Ranking and Dividends	New shares issued in the Offering will, upon issue, rank equally in all respects with our currently outstanding shares. The new shares will be eligible for any dividends as from the 2004 accounting year which we may declare on our shares after registration of the new shares in the Register of Business Enterprises. Please see "Part V: The Norwegian Securities Market; Market Information; Dividends; Description of the Shares—Dividends".
Listing and Trading in Our New Shares	Our new shares will become listed on the Oslo Børs upon completion of the Offering. Barring unforeseen circumstances, we expect that trading in our new shares will commence on the Oslo Børs on October 26, 2005. Our outstanding shares are listed on the Oslo Børs under the symbol "NSG".
Risk Factors	See "Part I: Summary; Risk Factors; Proposed Acquisition of Remaining Interest in Panasia and Use of Proceeds—Risk Factors" beginning on page 18 of this prospectus to read about factors you should carefully consider before investing in our new shares or trading in the rights.
Selling and Transfer Restrictions	We are not taking any action to permit a public offering of the rights or our new shares in any jurisdiction outside of Norway. Our new shares are being offered only in those jurisdictions in which, and only to those persons to whom, offers and sales of the new shares (pursuant to the exercise of rights or otherwise) may lawfully be made. If you reside in any country other than Norway, you may not be permitted to exercise any rights in the Rights Offering or purchase any Rump Shares in the Rump Offering. You may be permitted, however, to sell your rights, subject to applicable securities laws. You may also hold such unexercised rights and receive the Unexercised Right Payment, if any. We reserve the right to treat as invalid any exercise or purported exercise of rights in the Rights Offering that appears to us to have been executed, effected or dispatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if we believe that the same may violate applicable legal or regulatory requirements.
Voting Rights	Each share entitles the holder to cast one vote in our General Meeting of Shareholders.
Use of Proceeds	We estimate we will receive net proceeds of approximately NOK 3.84 billion from the Offering after deduction of management and underwriting fees and commissions and offering expenses. We intend to use the net proceeds of the Offering towards the funding of the acquisition of the remaining 50% interest in PanAsia that we do not already own.

Timetable of Key Events

The timetable below gives certain key dates for the Offering. All times referred to are Central European Times.

Record date	September 22, 2005
Ex-rights trading in shares commences on the Oslo Børs	September 23, 2005
Subscription period commences	September 30, 2005
Trading in rights commences on the Oslo Børs	September 30, 2005
Trading in rights ceases on the Oslo Børs	16:00 hours, on October 13, 2005
End of subscription period	16:00 hours, on October 13, 2005(1)
Rump Offering Period	Expected to be from October 20, 2005(2) until October 26, 2005
Allotment of new shares	Expected on October 20, 2005
Notification of allotment	Expected on October 20, 2005
Payment date for new shares	October 21, 2005
Delivery date for new shares	Expected on October 26, 2005
Listing and start of trading in the new shares on the Oslo Børs	Expected on October 26, 2005

(1) The time until which notification of exercise instructions may have to be given may be earlier, if you hold your rights or shares through a financial intermediary.

(2) Any postponement will be announced prior to commencement of trading on October 20, 2005 by notice to the Oslo Børs.

Summary Consolidated Financial Information

The summary consolidated financial information presented below is derived from our audited consolidated statement of profit and loss and consolidated balance sheet as at and for the year ended December 31, 2004, our unaudited consolidated statements of profit and loss and consolidated balance sheets as at and for the years ended December 31, 2003 and 2002 and from our unaudited condensed consolidated statements of profit and loss and consolidated balance sheets as at and for each of the six months ended June 30, 2005 and 2004 and from the audited consolidated statements of operations and consolidated balance sheets as at and for each of the years ended December 31, 2004 and 2003 of PanAsia and from the unaudited condensed consolidated statements of operations and consolidated balance sheets as at and for each of the six months ended June 30, 2005 and 2004 of PanAsia. All of these statements are included elsewhere in this prospectus. Our consolidated financial statements as at and for the years ended December 31, 2004, 2003 and 2002 were prepared in accordance with Norwegian GAAP. As described in Note 1 to our consolidated financial statements, since January 1, 2005, our consolidated financial statements have been prepared in accordance with IFRS. Accordingly, our opening balance sheet as at January 1, 2004 was also prepared based on IFRS, as was an income statement for the year ended December 31, 2004, because, for IFRS purposes, one year of comparable figures must be included in external financial reporting in 2005 and we have therefore included in this prospectus our income statement and balance sheet for the year ended and as at December 31, 2004 to allow readers to understand the effect that this change will have upon our financial statements. PanAsia's consolidated financial statements as at and for the years ended December 31, 2004 and 2003 were prepared in accordance with US GAAP.

Our consolidated financial statements for the years ended December 31, 2003 and 2002 reflect adjustments made after they were audited by our former independent public accountants, Ernst & Young. The adjustments were made because we reclassified the lease for the Norske Skog headquarters at Lysaker, outside Oslo, from an operating lease to a financing lease.

The adjustments referred to above have not been audited by either Ernst & Young or PricewaterhouseCoopers and the financial statements for the years ended December 31, 2003 and 2002 that appear in this prospectus and from which the information below is derived, have therefore not been audited. See "Part III: Management's Discussion and Analysis of Financial Condition and Results of Operations" for an explanation of the adjustments that were made.

Our consolidated condensed interim financial information as at and for the six months ended June 30, 2005 included in this prospectus was prepared in accordance with IFRS and, for comparative purposes only, our consolidated condensed interim financial information as at and for the six months ended June 30, 2004 that was originally prepared according to Norwegian GAAP has been restated in accordance with IFRS. The summary interim financial information of PanAsia as at and for the six months ended June 30, 2005 and 2004 included in this prospectus was prepared in accordance with US GAAP. The summary interim financial information reflects normal and recurring adjustments that are, in our opinion, necessary for a fair presentation of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results for the full year.

Our first full year financial statements produced in accordance with IFRS will be those as at and for the year ended December 31, 2005. The applicable policies and interpretations of IFRS in effect at that time will be those used in the preparation of those financial statements as well as in the preparation, for comparative purposes, of our financial statements as at and for the year ended December 31, 2004. Our consolidated interim financial statements as at and for the three and six month periods ended June 30, 2005 and 2004 included in this prospectus have been prepared in accordance with IFRS as in effect at September 22, 2005. The IFRS that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, may result in adjustments being made to prior IFRS financial statements in order to conform them to the evolving standards.

As more fully described in Note 1 to our consolidated condensed financial information beginning on page F-52 of this prospectus, changing our accounting standard from Norwegian GAAP to IFRS will have a significant effect on some of our accounts. We have included a quantitative description of the expected impact of the adoption of IFRS on our accounts beginning on page F-58 of this prospectus. Norwegian GAAP differs in certain material respects from IFRS and US GAAP. The differences between IFRS and Norwegian GAAP, between US GAAP and Norwegian GAAP and between US GAAP and IFRS relevant to us are explained in "Summary of Certain Significant Differences Between IFRS and Norwegian

GAAP", "Summary of Certain Significant Differences Between US GAAP and Norwegian GAAP" and "Summary of Certain Significant Differences Between US GAAP and IFRS" in Part X of this prospectus.

Changes in PanAsia stand-alone figures compared to September 9, 2005 press release

The PanAsia stand-alone figures as of June 30, 2004 are slightly changed compared to the PanAsia stand-alone figures presented in the September 9, 2005 press release regarding the Offering.

The change entails a slight reduction in depreciation of US$2.5 million, and a small increased tax cost of US$2 million related to a deferred tax asset which no longer can be recognised. The effect on net earnings for the six months ending June 30, 2004 is US$0.5 million. These changes are not reflected in the pro forma figures.

In addition to the above, the revenue in the PanAsia stand alone figures presented in the September 9, 2005 press release is presented net of discounts, sales commissions and advertising. This results in a shift between the revenues and the costs in the two versions of the accounts. Finally, the presentation of the accounts in the press release is based on IFRS while the accounts in this prospectus are presented according to US GAAP. This explains the differences in the line items between the two sets of accounts. Investors should rely only on the financial data presented in this prospectus.

Norske Skog

	As at and for the six months ended June 30,		As at and for the year ended December 31,			
	2005	2004	2004	2004	2003	2002
	(unaudited) (IFRS)		*(unaudited) (IFRS)*	*(audited)*	*(unaudited) (Norwegian GAAP)*	
	(NOK millions, except per share data and ratios)					
Income Statement Data						
Operating revenue	12,194	12,314	25,302	25,302	24,068	23,471
Operating expenses:						
Changes in inventory	(389)	(275)	6	6	(26)	(206)
Cost of materials[1]	6,451	6,221	12,638	12,638	11,424	10,559
Personnel costs	1,799	1,810	3,548	3,548	3,509	3,514
Other operating costs	2,254	2,367	4,807	4,807	4,475	4,406
Depreciation and amortisation	1,504	1,582	3,093	3,373	3,285	3,292
Operating earnings before impairments and restructuring cost	574	609	1,210	930	1,401	1,906
Impairments	(69)	(167)	(110)	(110)	—	—
Restructuring costs	0	(63)	(63)	(63)	135	(600)
Operating earnings	505	379	1,037	757	1,536	1,306
Earnings (loss) from affiliated companies	(73)	(115)	(44)	(41)	(239)	(290)
Financial items	(486)	(533)	(783)	(718)	(1,341)	(405)
Other items	0	0	—	142	814	195
Earnings before tax	(54)	(269)	210	140	770	806
Tax on ordinary result	11	123	419	523	(364)	362
Earnings	(43)	(146)	629	663	406	1,168
Minority's share of earnings	7	2	8	8	4	6
Majority share of earnings	(50)	(148)	621	655	402	1,162
Per Share Data[2]						
Earnings per share basic	(0.38)	(1.12)	4.69	4.95	3.04	8.79
Earnings per share diluted	(0.38)	(1.12)	4.69	4.95	3.04	8.79
Cash earnings per share[3]	(0.38)	(1.12)	4.69	7.06	5.03	10.70
Cash flow per share	8.38	11.74	22.26	22.26	22.45	27.89
Dividend per share	6.00	6.00	6.00	6.00	6.00	6.00
Balance Sheet Data						
Current investments	445	525	470	470	596	381
Cash and cash equivalents	369	532	419	419	334	487
Total assets	45,687	46,084	44,295	44,099	46,464	45,099
Minority interests	190	229	186	186	197	157
Shareholders' equity[4]	18,955	18,820	19,195	18,894	19,322	17,827
Deferred tax	2,396	2,831	2,419	1,865	2,460	1,985
Interest-bearing long-term liabilities	17,616	17,244	17,291	17,291	18,290	18,188
Interest-bearing current liabilities	1,002	1,691	469	469	656	1,147
Total liabilities	26,732	27,264	25,100	25,205	27,142	27,272

	As at and for the six months ended June 30,		As at and for the year ended December 31,			
	2005	2004	2004	2004	2003	2002
	(unaudited) *(IFRS)*		*(unaudited)* *(IFRS)*	*(audited)*	*(unaudited)* *(Norwegian GAAP)*	
	(NOK millions, except per share data and ratios)					
Cash Flow Data						
Net cash flow from operating activities	1,111	1,556	3,132	2,948	2,973	3,687
Investments in operational fixed assets	(1,019)	(716)	(1,981)	(1,981)	(1,200)	(1,146)
Net cash used for acquisitions	—	—	—	—	—	(6)
Other Financial Data						
EBITDA(5)	2,078	2,128	4,240	4,240	4,821	4,598
EBITDA margin(6)	17.04%	17.28%	16.76%	16.76%	20.03%	19.59%
Net operating margin(7)	4.15%	3.08%	4.10%	2.99%	6.38%	5.57%
Equity ratio(8)	41.49%	40.84%	43.33%	42.84%	41.58%	39.53%
Net interest-bearing debt/total shareholders' equity	0.94	0.96	0.88	0.89	0.93	1.04
Return on equity(9)	(0.23)%	(0.76)%	3.25%	3.47%	2.19%	6.25%
Return on capital employed(10)	3.10%	3.10%	3.20%	2.50%	3.60%	3.20%

(1) Cost of materials includes wood, energy, packaging, purchased finished goods and spare parts.

(2) Per share data in this prospectus have not been adjusted to reflect the issuance of the rights in the Offering; the adjustment factor is 0.9048.

(3) Cash earnings are net earnings plus amortisation of goodwill (goodwill is not amortised under IFRS).

(4) Shareholders' equity includes minority interests.

(5) EBITDA is operating earnings plus ordinary depreciation, which includes amortisation of goodwill (goodwill is not amortised under IFRS). The Company believes that EBITDA is a meaningful measure of performance as it is commonly utilised in the industry to analyse operating performance. EBITDA should not be construed as operating earnings, net income (loss) or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA differently.

(6) EBITDA margin is EBITDA as a percentage of operating revenue.

(7) Net operating margin is operating profit as a percentage of operating revenue.

(8) Equity ratio is total shareholders' equity as a percentage of total liabilities and shareholders' equity.

(9) Return on equity is net earnings divided by equity.

(10) Return on capital employed is operating earnings divided by capital employed (total assets less shares in affiliated companies, interest-free current liabilities and interest-bearing assets).

PanAsia Paper

	For the six months ended June 30,		For the year ended December 31,
	2005	2004	2004
	(unaudited) *US GAAP*		*(audited)* *US GAAP*
	(US$ '000s)	*(US$ '000s)*	*(US$ '000s)*
Income Statement Data			
Revenue	**487,805**	**484,205**	**1,001,823**
Cost and expenses:			
Cost of sales	399,411	407,253	844,992
Depreciation and amortisation	39,612	34,744	71,359
Selling, general and administrative expenses	14,884	12,747	27,105
Income from operations	**33,898**	**29,461**	**58,367**
Interest Income	705	210	1,131
Gain on foreign exchange, net	1,284	2,772	11,020
Interest expense	(10,312)	(9,551)	(19,645)
Income before income taxes and minority interests	**25,575**	**22,892**	**50,873**
Income tax expense	(7,345)	(5,993)	(14,036)
Income before minority interests	**18,230**	**16,899**	**36,837**
Minority interests	(2,108)	(295)	(2,347)
Net income	**16,122**	**16,604**	**34,490**

Pan Asia Paper

	As at June 30, 2005	As at December 31, 2004
	(unaudited)	*(audited)*
	US GAAP (US$ '000s)	
Balance Sheet Data		
Current assets		
Cash at banks and on hand	42,503	19,160
Banks fixed deposits	7,948	11,677
Restricted cash	2,634	2,634
Account receivables less allowance for doubtful accounts of US $4,078 and US $4,639, respectively	143,574	158,353
Other receivables	9,823	11,085
Inventories	94,346	87,515
Prepaid expenses	2,747	3,930
Deferred income tax assets	1,988	2,142
	305,563	**296,496**
Non-current assets		
Property, plant and equipment, net	1,359,415	1,299,385
Other long-term assets	4,671	4,252
Goodwill	21,910	21,583
Other intangibles, net	13,908	13,795
Deferred income tax assets	6,693	5,086
	1,406,597	**1,344,101**
Total assets	**1,712,160**	**1,640,597**
Current liabilities		
Trade and other payables	69,884	96,299
Accrued operating expenses	3,963	4,137
Other current liabilities	48,346	16,288
Short-term borrowings	61,690	84,194
Current portion of long-term borrowings	59,250	86,932
Income tax payable	3,025	2,602
Deferred income tax liabilities	635	297
Current liabilities	**246,793**	**290,749**
Non-current liabilities		
Long-term borrowings, net of current portion	478,889	363,022
Other long-term liabilities	1,078	1,143
Accrued severance indemnities	11,846	9,346
Deferred income tax liabilities	75,971	69,908
	567,784	**443,419**
Total liabilities	**814,577**	**734,168**
Minority interests	**54,560**	**58,466**
Shareholders' equity		
Common stock, par value US $1 per share; authorised—1,000,000,000 shares; issued—600,000 shares	600	600
Common stock, par value US $1 per share; authorised—100,000 shares; issued 4 shares	*	*
Additional paid-in capital	599,400	599,400
Accumulated other comprehensive income	81,587	72,650
Capital transaction with shareholder	(30,196)	(30,196)
Retained earnings	191,632	205,509
Total shareholders' equity	843,023	847,963
Total liabilities and shareholders' equity	**1,712,160**	**1,640,599**

* Less than US$1,000.

Summary Unaudited Pro Forma Financial Information

The following summary unaudited pro forma combined financial information for the year ended December 31, 2004 and as at and for the six months ended June 30, 2005 and 2004 gives effect to the acquisition of the remaining half of PanAsia that we do not already own, as though it had occurred on January 1, 2004 for the 2004 pro forma financial information and on January 1, 2005 for the 2005 pro forma financial information.

The summary unaudited pro forma combined financial information was prepared in accordance with IFRS. The following table is based on, and should be read in conjunction with the unaudited pro forma financial information and the audited consolidated financial statements of PanAsia, included elsewhere in this prospectus. The unaudited pro forma financial information has been prepared on the basis of assumptions and adjustments explained in "Unaudited Pro Forma Financial Information". This pro forma information does not necessarily show the results that we would have actually obtained if the acquisition of the remaining half of PanAsia that we do not already had actually occurred on January 1, 2004 or on January 1, 2005, as appropriate, or the results that we may obtain in the future. You should carefully review "Summary of Certain Significant Differences Between IFRS and Norwegian GAAP", "Summary of Certain Significant Differences Between US GAAP and Norwegian GAAP" and "Summary of Certain Significant Differences Between US GAAP and IFRS" in Part X of this prospectus and the Independent Auditor's Statement on Review of Proforma Adjustments in Part X of this prospectus.

	As at and for the six months ended June 30,		As at and for the year ended December 31,
	2005	2004	2004
		(unaudited) *(IFRS)* *(NOK millions)*	
Income Statement Data[4]			
Revenue	**13,634**	**13,825**	**28,391**
Variable costs	(8,320)	(8,349)	(17,579)
Other operating expenses	(3,003)	(3,057)	(6,074)
Restructuring costs	0	(63)	(63)
EBITDA[1]	**2,311**	**2,356**	**4,675**
Depreciation	(1,684)	(1,768)	(3,456)
Impairments	(69)	(167)	(110)
Operating earnings	**558**	**421**	**1,109**
Affiliated companies	(73)	(115)	(44)
Financial items	(498)	(557)	(801)
Other items	0	0	0
Pre-tax profit	**(13)**	**(251)**	**264**
Taxes	6	124	408
Profit before minority interest	**(7)**	**(127)**	**672**
Minority interests	13	3	16
Net earnings	**(20)**	**(130)**	**656**

	As at and for the six months ended June 30, 2005	2004	As at and for the year ended December 31, 2004
		(unaudited) (IFRS) (NOK millions)	
Balance Sheet Data[2][4]			
Intangible fixed assets	5,020	4,981	4,934
Operational fixed assets	36,128	36,444	35,605
Affiliated companies	1,910	1,902	1,858
Long-term receivables	1,099	460	405
Fixed assets	**44,157**	**43,787**	**42,802**
Inventory	3,049	2,922	2,563
Receivables	4,794	4,676	4,558
Short-term investments	445	525	470
Liquid assets	543	666	520
Current assets	**8,831**	**8,789**	**8,111**
Total assets	**52,988**	**52,576**	**50,913**
Paid-in equity	12,405	12,388	12,388
Retained earnings	10,362	10,210	10,396
Minority interests	368	450	362
Shareholder's equity[3]	**23,135**	**23,048**	**23,146**
Deferred taxes	3,120	3,336	3,097
Interest-free long-term liabilities and obligations	1,058	1,074	1,060
Interest-bearing long term liabilities	19,381	18,148	18,626
Interest-free current liabilities	4,753	4,763	4,234
Interest-bearing current liabilities	1,541	2,207	750
Total liabilities and shareholder's equity	**52,988**	**52,576**	**50,913**

(1) EBITDA is operating earnings plus depreciation and amortisation which includes amortisation of goodwill (goodwill is not amortised under IFRS). The Company believes that EBITDA is a meaningful measure of performance as it is commonly utilised in the industry to analyse operating performance. EBITDA should not be construed as operating earnings, net income (loss) or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA differently.

(2) Pro forma balance sheet data has not been prepared to show the position at any date earlier than June 30, 2004.

(3) Shareholders' equity includes minority interests.

(4) The following rates of exchange between US dollars and Norwegian kroner have been used when converting US dollar amounts:

	June 30, 2004	December 31, 2004	June 30, 2005
Income statement	6.82965	6.13156	6.48883
Balance sheet	6.9408	6.0386	6.5461

RISK FACTORS

In addition to the other information contained in this prospectus, you should carefully consider the following factors in evaluating an investment in our shares and the rights. These factors may affect the value of our shares and results in the future.

Risks Relating to Our Business and Our Industry

Exchange rate and interest rate fluctuations could negatively affect our financial condition and results of operations.

We are exposed to the impact of exchange rates in several ways. The currencies of our revenues often do not match the currencies of our operating costs. As a consequence, there is a risk that changes in exchange rates could have a significant adverse effect on our reported profits. Furthermore, changes in exchange rates can affect the relative competitive position of a paper mill, and there is a risk that fluctuations in exchange rates could adversely affect our competitiveness relative to our competitors in different countries.

In addition, because our financial statements are reported in Norwegian kroner but only a portion of our assets are located in Norway, exchange rate fluctuations could have a significant adverse effect on our balance sheet. We also face foreign exchange risk by virtue of our shareholdings in our foreign non-wholly owned subsidiaries. We cannot guarantee that exchange rate fluctuations will not have a material adverse effect on our financial condition or results of operations. See "Part III: Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management".

We are also exposed to interest rate fluctuations. We require both short-term and long-term financing to fund our operations, including capital expenditures. Adverse changes in the global capital markets, prevailing interest rates or our credit ratings could affect our cost of financing or the availability of financing to us in the future.

Prices for our products and raw materials have historically been volatile.

The markets for paper products such as newsprint and magazine paper are cyclical and have historically experienced price volatility due to imbalances between supply and demand. Supply depends primarily on fluctuations in available manufacturing capacity, capacity utilisation rates and trade between regions. Demand for paper products depends on the overall strength of the economy, levels of inventory of paper products and consumer preferences. We cannot guarantee that we will be able to maintain or increase current price levels for our products. Industry participants may add new capacity or increase capacity utilisation rates, thereby potentially causing supply to exceed demand and prices to fall or changing the pattern of imports and exports between regions. Excess capacity will delay price increases that would otherwise result from increases in demand, and excess capacity can also exacerbate price decreases in times of slackening demand. Like other paper companies, we have limited influence over the timing and extent of price changes for our products and raw materials. Any significant downturn in the price levels for our products or the quantity of deliveries we are able to make could have a material adverse effect on our financial condition and results of operations. See "Part III: Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Part IV: Our Business; Management and Corporate Governance; Principal Shareholders—Our Business—Industry Overview".

In addition, because we are narrowly focused on the production of newsprint and magazine paper, a sharp downturn in prices for newsprint and magazine paper would affect us more than it would affect a more diversified paper company.

Our principal raw materials include wood, recovered paper, chemical pulp and chemicals. In 2004, raw materials accounted for approximately 38% of our operating expenses. The cost of these raw materials has historically changed unexpectedly and has not necessarily correlated to changes in the market price for our products. Any unexpected increase in raw material costs would have an adverse effect on our business, financial condition and results of operations.

Rising cost of energy may impact our results.

Energy is one of our most significant input factors, accounting for 28% of our variable production costs in 2004. Our global manufacturing operations utilise electricity, geothermal energy, natural gas and the burning of waste wood. We rely on outside suppliers for most of our energy needs globally. Our contracts with energy suppliers vary as to price, quantity and duration, and our energy costs are also

affected by various market factors, including energy prices and local and national regulatory decisions. As a result of this dependence on outside suppliers, increases in the price of energy may have a material adverse effect on our business, financial condition and results of operations if we are not able to increase the prices of our products accordingly.

Our industry is highly competitive in each market.

All of the markets that we serve are highly competitive. Our competitors in the forest products business range from very large, fully integrated forest products firms to smaller firms that may manufacture only one or a few types of products. Some of these competitors have greater financial and other resources than we do, and certain of the mills that our competitors operate may be lower-cost producers than the mills that we operate. We compete not only with manufacturers and distributors of paper products, but also with electronic transmission and document storage alternatives. Overcapacity in many sectors of the forest products industry, as well as intense competition from other paper companies, has in the past adversely contributed to pressure on selling prices for our products. This overcapacity is likely to continue to have an effect in the future. As a result, competition could materially and adversely affect our business, results of operations and financial condition.

We are not able to predict with certainty market conditions and sales volumes for our products. We cannot assure you that sales volumes for our products will not decline from current levels. We have also closed facilities and otherwise reduced capacity in response to reductions in demand. Continued reduction in demand and pricing pressures, whether resulting from the factors discussed above or other factors affecting our businesses, could materially and adversely affect our results of operations, cash flow and financial condition.

We may not be able to react quickly or profitably to changes in consumer preferences.

Changes in consumers' preferences have affected the overall demand for publication papers and the demand for certain grades or types of publication papers. Some of the most significant changes in consumer preferences include the increase in direct-mail advertising, increasing interest in environmentally-friendly products and increased use of the internet and electronic media.

Paper companies have responded to changes in consumer preferences by improving the quality of existing products, by developing new products such as paper with increased recovered paper content and by increasing production of light-weight coated and supercalendered magazine paper. Our ability to compete in our industry in the future will depend on our ability to respond quickly to changes in consumer preferences and upon our ability to produce these products profitably. Inability to meet changing consumer preferences could have a material adverse effect on our business, financial condition and results of operations.

In addition, there is a risk that the use of the internet as a source of information and advertising and as a publication medium could increase and significantly reduce the circulation of newspapers and magazines. This would cause a significant decline in the demand and price for newsprint and magazine paper and negatively affect our results of operations and financial condition.

Our operations in emerging markets could be negatively affected by political, economic and legal risks in those countries.

We have manufacturing operations in emerging market countries including China, Brazil, Thailand, Chile and Malaysia. The political, economic and legal systems in these emerging markets are less predictable than in countries with more developed institutional structures. Furthermore, in the past, these countries have experienced sharp downturns in demand, high inflation or other economic instability. Economic instability in these countries could negatively affect our financial condition or results of operations. Our ability to continue operations in these countries or to earn a profit from our operations in these countries could also be negatively affected by changes in laws, such as the imposition of restrictions on foreign ownership or repatriation of earnings. In addition, any political or social unrest in these emerging markets could restrict our ability to carry on operations.

Labour disputes may cause work stoppages, strikes and disruptions.

We continually evaluate the cost efficiency of our production assets, and we may make selective closures of our less efficient production assets as part of a reduction in our aggregate capacity in regions where we anticipate limited future growth. We have in the past implemented, and may again in the future

implement, changes, restructuring measures, including mill closures and workforce reductions, in order to lower production costs, improve efficiency at our production facilities, exploit synergies and cope with the demands of a changing market. These measures or other reasons could result in labour disputes, including work stoppages, strikes or disruptions which could, in turn, have an adverse effect on our business, results of operations and financial condition.

We are subject to a wide variety of environmental regulations, and we could be required to make large investments to comply with such regulations.

We are subject to a wide variety of environmental regulations in multiple jurisdictions in which we operate, governing, among other things, wood procurement, use of recycled material and different forms of production discharges and emissions. Compliance with these rules and regulations at the federal, state, provincial and local levels is an important aspect of our ability to continue our operations, and we have made substantial investments in environmental management systems. The risk of substantial environmental costs and liabilities is inherent in industrial operations, including the paper and forest products industry, and there can be no assurance that significant costs and liabilities will not be incurred in the future or that the adoption of increasingly strict environmental laws, regulations and enforcement policies could not result in substantially increased costs and liabilities in the future. Additionally, we cannot guarantee that we will not incur significant additional environmental costs and liabilities which may include liabilities incurred by businesses before we acquired them. Higher regulatory, environmental and similar costs would reduce our profit margins and earnings. See "Part IV: Our Business; Management and Corporate Governance; Principal Shareholders—Our Business—Environmental".

A tax review of a Canadian subsidiary by the Canada Revenue Agency may potentially result in a reassessment of that subsidiary's tax liability for several years.

One of our subsidiaries, an indirectly wholly-owned, inactive Canadian company, is the subject of a tax review by the Canada Revenue Agency. The subsidiary was part of the pulp and paper business purchased by us in July 2000 from Fletcher Challenge Limited. The subsidiary had participated in a financing structure through which Fletcher Challenge borrowed funds in Canada and advanced such funds to active businesses carried on by subsidiaries of Fletcher Challenge in New Zealand, and as a result obtained various tax benefits.

If the Canada Revenue Agency were to challenge the effectiveness of the structure and issue a reassessment, the Canadian subsidiary could be subject to a tax claim of up to approximately C$800 million (approximately NOK 4.2 billion). If such a claim was to be successful, it might have a material adverse impact on our business, results of operations and financial condition. See "Part IV: Our Business; Management and Corporate Governance; Principal Shareholders—Our Business—Legal and Regulatory Proceedings".

We are subject to an investigation by European Commission and class-action lawsuits in the United States concerning alleged anti-competitive conduct.

In May 2004, we became a subject of inspections carried out by the European Free Trade Association Surveillance Authority on behalf of the European Commission at our corporate headquarters in Bærum, Norway. The inspections were initiated as part of a preliminary investigation into alleged anti-competitive conduct by us and other producers of paper and forestry products regarding the sale of newsprint and magazine paper in Europe and the purchase of recovered paper in Germany. The European Commission subsequently redirected the investigation regarding the purchase of recovered paper in Germany to the German competition authority, because the German authorities had already launched similar enquires. The investigation by the European Commission is currently at a fact-finding stage only and no further information requests or statements of objections have been made or given. If the European Commission ultimately finds that there has been such a violation, it may impose a fine of up to 10% of the relevant company's annual revenue. In such case, the decision may also be used by potential claimants in damages actions, however unusual at present in Europe, and there can be no assurances that such actions, if ultimately determined adversely, would not have a material adverse effect on our business, results of operations and financial condition.

Following the commencement of the investigation in May 2004, we and certain of our subsidiaries were named, along with other producers of paper and forestry products, as defendants in a number of class-action lawsuits brought in US federal and state courts by direct and indirect purchasers of publication paper. The lawsuits allege, generally, that the defendants have agreed to fix, increase or maintain the price

of publication paper in the United States. The lawsuits seek unspecified treble damages and, in some cases, restitution for the alleged overcharges resulting from the alleged violations, including interest and legal costs. There can be no assurances that we will prevail in our efforts to defend against these claims. We do not carry liability insurance that would cover any adverse judgments or losses resulting from these lawsuits.

No provision has been made with respect to the investigation by the European Commission or the class-action lawsuits in US federal and state courts. There can be no assurance that such investigations or lawsuits, if determined adversely to us, would not have a material adverse effect on our business, results of operations and financial condition.

For a further discussion of investigation by the European Commission and the class action lawsuits in the United States, see "Part IV: Our Business; Management and Corporate Governance; Principal Shareholders—Our Business—Legal and Regulatory Proceedings".

We may need to write down the value of our investment in NorskeCanada.

At present, the market value of our investment in NorskeCanada is lower than the book value of our investment. We have based our valuation of the investment on the underlying business, using the same method of valuation we use to value our other assets. If Norske Skog's investment in NorskeCanada continues to have a market value lower than its book value, it is possible that we may have to write-down our investment in NorskeCanada, which may have a negative effect on our results of operations for the quarter in which the write-down occurs and on our financial condition.

Risks Relating to Our Proposed Acquisition of PanAsia

We may not successfully consummate the proposed acquisition of the remaining 50% interest in PanAsia.

Our agreement to purchase the remaining 50% of PanAsia that we do not currently own is subject to a number of conditions, including, for example, the approval of applicable regulatory authorities. If all of those conditions are not satisfied or waived, we may not be able to complete the proposed acquisition and the benefits of the acquisition that are described in this prospectus will not be realised. See "Part I: Summary; Risk Factors; Proposed Acquisition of Remaining Interest in Panasia and Use of Proceeds—Proposed Acquisition of Remaining Interest in PanAsia and Use of Proceeds".

We may have difficulty realising the anticipated benefits of our proposed acquisition of the remaining interest in PanAsia.

The acquisition of the remaining interest in PanAsia will involve the integration of certain aspects of the PanAsia joint venture. We may face difficulties in realising costs savings or in integrating the remaining interest in PanAsia as result of combining the operations and personnel in a timely an efficient manner. Regulatory authorities may seek to impose conditions that could reduce the anticipated benefits of the proposed acquisition or that may prevent the acquisition from taking place altogether. In addition, if the acquisition is completed, Abitibi will no longer be restricted by the provisions in our joint venture agreement that currently prohibit Abitibi from selling into the Asian markets other than through PanAsia. As a result, Abitibi will not be restricted from competing with PanAsia in the Asian markets if the acquisition is completed and we may face increased competition should Abitibi elect to commence sales in the Asian region.

Risks Relating to the Offering

The market price of our shares may fluctuate and may decline below the Subscription Price.

The market price of our shares at the time of the Offering may not be indicative of the market price for our shares after the Offering is complete. The market price of our shares may fluctuate, depending upon many factors some of which are beyond our control, including market expectation of our performance, investor perception of the success and impact of the Offering and our proposed acquisition of the remaining interest in PanAsia and developments relating to pending legal and regulatory proceedings involving us described under "Part IV: Our Business; Management and Corporate Governance; Principal Shareholders—Our Business—Legal and Regulatory Proceedings".

As a result of these or other factors, our shares may trade at prices significantly below the market price before the announcement of the details of the Offering. We cannot assure you that the public trading market price of our shares will not decline below the Subscription Price. Should that occur after you exercise your rights, which exercise cannot be revoked or modified, you will suffer an immediate unrealised

loss as a result. Moreover, we cannot assure you that following the exercise of rights you will be able to sell your shares at a price equal to or greater than the Subscription Price.

We cannot assure you that a trading market will develop for the rights and, if a market does develop, the rights may be subject to volatility.

The trading period for the rights on the Oslo Børs is from September 30, 2005 until 16:00 hours, Central European Time, on October 13, 2005. We do not intend to apply for the rights to be traded on any other exchange. We cannot assure you, however, that an active trading market in those rights will develop on the Oslo Børs during that period. Additionally, because the trading price of the rights depends on the trading price of our shares, the fluctuations in the market price for our shares may magnify the volatility of the rights.

If you do not exercise your rights by the end of the subscription period, you will no longer be able to exercise those rights and you may not receive any compensation for them.

The subscription period for the new shares being offered pursuant to the exercise of rights commences on September 30, 2005 and expires at 16:00 hours, Central European Time on October 13, 2005. Eligible Persons and, if applicable, financial intermediaries acting on their behalf, must act promptly to ensure that all required subscription forms are actually received by the Subscription Agent before the expiration of the subscription period. If you are an Eligible Person and you or your financial intermediary fail to complete and sign the required subscription forms, or otherwise fail to correctly follow the procedures that apply to the exercise of your rights, we may, depending on the circumstances, reject your exercise of rights. If you fail to exercise your rights, your rights will continue to be reflected in your securities account only for the purpose of the distribution of Unexercised Right Payments, if any. We cannot assure you, however, that there will be Unexercised Right Payments for distribution to holders of unexercised rights. For additional information, please see "Part VII: The Offering; Plan of Distribution—The Offering".

If you do not exercise all of your rights, your proportionate ownership of our shares will be significantly diluted.

The Rights Offering is designed to enable us to raise capital in a manner that gives the opportunity to our eligible shareholders to subscribe for the new shares pro rata to their shareholding at the record date, subject to applicable securities laws. The Underwriters have agreed, subject to certain conditions, to subscribe for, or to procure subscribers for, the number of shares equal to the number of new shares that are not subscribed for during the subscription period through the exercise of rights. If you do not exercise your rights, your proportionate ownership and voting interest in Norske Skog will be reduced. If you elect to sell your rights, or if you decide to hold your rights through the end of the subscription period and are entitled to receive any Unexercised Right Payment, the consideration you receive, if any, may not be sufficient to fully compensate you for the dilution of your percentage ownership of shares that may be caused as a result of the Offering.

Transfer of the rights or the new shares will be restricted, which may adversely affect their value.

The rights and our new shares being granted or offered, respectively, in the Offering have not been and will not be registered under the Securities Act or any US state securities laws. We may not market the rights or our new shares in the US except pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act and applicable US state securities laws, or pursuant to an effective registration statement. The rights and our new shares may not be offered, sold or otherwise transferred except pursuant to the exemptions available pursuant to Rule 144A and Regulation S under the Securities Act or pursuant to any other applicable exemption under the Securities Act.

If the Underwriting Agreement is terminated, the rights will lapse without value.

The Underwriting Agreement permits the Underwriters to terminate the Underwriting Agreement under certain circumstances (see "Part VII: The Offering; Plan of Distribution - Plan of Distribution"). If any or all of the conditions are not met or waived prior to payment for and delivery of our new shares, the Underwriters may, at their discretion, terminate the Underwriting Agreement and the obligations of the Underwriters to subscribe for the Rump Shares. All rights will then lapse without value, subscriptions for, and allotments of, new shares that have been made will be disregarded and any subscription payments made will be returned without interest or any compensation. You will not receive any refund or compensation in respect of rights that you have purchased in the market and may accordingly suffer a loss with respect to any rights purchased in the secondary market.

PROPOSED ACQUISITION OF REMAINING INTEREST IN PANASIA AND USE OF PROCEEDS

Overview

On September 7, 2005 we announced that we had reached an agreement, subject to certain conditions, with Abitibi on the terms of our cash offer to purchase the remaining half of PanAsia that we do not already own for a total purchase price of US$600 million (approximately NOK 3.9 billion), with an additional payment of up to US$30 million (approximately NOK 195 million), to be based on splitting the proportion of an adjusted EBITDA of PanAsia for 2006 that exceeds US$175 million. We will also consolidate the rest of PanAsia's net interest-bearing debt, which totalled US$275 million (approximately NOK 1.8 billion) at June 30, 2005. That represents a total enterprise value of US$1,008 (approximately EUR 830) per tonne of capacity. We intend to use the net proceeds of the Offering towards the funding of this acquisition.

If the acquisition is not completed for any reason, we will contemplate alternative use of proceeds. Such alternatives could be to repay all or parts of the proceeds to our shareholders and/or to invest in other projects, for example, South America or other regions where we operate.

According to market research conducted by industry organisations such as PPPC, the average rate of growth in demand for publication paper in the Asian region will be among the highest in the world, with overall demand in the region increasing by approximately 3.5% in 2005, and demand in China expected to grow by an average growth rate of 5.8% per year between 2004 and 2014 (based on estimates provided by RISI's market research). As the largest newsprint producer in Asia, measured in terms of production capacity, PanAsia is currently well positioned to serve the expected growth in the Asian market. PanAsia's position in Asia is further strengthened by the construction of a new mill in the Hebei province, China, with what is currently the largest newsprint machine in Asia and the third largest in the world, with an annual production capacity of up to 330,000 tonnes. PanAsia has an 80% interest in the new mill, with the remaining 20% owned by Long-Teng Paper Company, an investment company owned jointly by Hebei province, the City of Shijiazhuang and Zhaoxian County. The new mill at Hebei province became operational during June 2005, although management expects it will reach its full operational performance during 2006. When the Hebei mill achieves full operational performance, PanAsia will be able to produce 1.8 million tonnes per annum, approximately 4.5% of world newsprint capacity. 70% of PanAsia's capacity has come onstream since 1990.

The proposed acquisition will strengthen Norske Skog's focus on core business of publication paper and is a natural extension of our involvement in the Asian newsprint market. In light of PanAsia's leading position in Asia, which is already now the largest newsprint market in the world, we believe we will derive significant strategic and operational benefits by acquiring complete control of PanAsia through the proposed acquisition. Key rationales for the acquisition include the following:

- securing full control of the largest and strategically important player in the fastest growing newsprint market of the world;
- increasing exposure to the Asian growth market without adding global capacity;
- low risk profile of the acquisition through familiarity of the business of PanAsia as a result of long-standing ownership in the company; and
- gaining a platform for potential future strategic development in the Asia region and in China.

Conditions to the Agreement

The agreement to acquire the remaining interest in PanAsia is subject to various conditions, including the receipt of approval of the competition authorities in Australia and Brazil, the receipt of all other required regulatory approvals and certain other customary terms and conditions. The agreement may be terminated under certain circumstances, if the Offering is not completed due to market disruption or force majeure, which are seen as external factors outside our control, or if the closing of the acquisition does not occur by June 30, 2006. On September 6, 2005, our Board of Directors unanimously approved the terms of the agreement. Our Corporate Assembly unanimously approved the terms of the agreement on September 9, 2005.

Use of Proceeds

We estimate we will receive net proceeds of approximately NOK 3.84 billion from the Offering after deduction of management and underwriting fees and commissions and offering expenses. See "Part VII: The Offering; Plan of Distribution—Plan of Distribution". We estimate that the net proceeds of the Offering will be approximately the same value as the purchase price of the shares in PanAsia that we do not already own, and we will use the net proceeds for that purpose. Net proceeds in excess of the purchase price of PanAsia, if any, will be used to repay indebtedness at PanAsia or Norske Skog or for general corporate purposes.

PART II: CAPITALISATION; SELECTED CONSOLIDATED FINANCIAL INFORMATION; UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

CAPITALISATION

The following table sets forth, according to IFRS, our unaudited consolidated capitalisation at June 30, 2005:

- on an actual basis;
- as adjusted to reflect the net proceeds of the issuance of 56,808,538 new shares in the Offering and the acquisition of the half of PanAsia that we do not already own.

	At June 30, 2005		
	Actual	Adjustment for the acquisition of PanAsia	As adjusted for the acquisition of PanAsia and the Offering
		(NOK millions)	
Short-term interest-bearing debt(1)	1,339	202	1,541
Long-term interest-bearing debt	17,616	1,765	19,381
Total interest-bearing debt	18,955	1,967	20,922
Shareholders' equity:			
Share capital	1,331	—	1,899
Own shareholding	(6)	—	(6)
Share premium reserve	7,152	—	10,424
Other consolidated equity	10,288	74	10,362
Minority interests	190	178	368
Total shareholders' equity(2)	18,955	252	23,047
Capitalisation	37,910	2,219	43,969

(1) Includes all debt due within one year, including bank debt but excluding the current portion of long-term debt.

(2) Total shareholders' equity includes minority interests.

Except as set forth above, there has been no material change in our consolidated capitalisation since June 30, 2005.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information presented below is derived from our audited consolidated statement of profit and loss and consolidated balance sheet as at and for the year ended December 31, 2004, from our unaudited consolidated statements of profit and loss and consolidated balance sheets as at and for each of the years ended December 31, 2003 and 2002 and from our unaudited condensed consolidated statements of profit and loss and consolidated balance sheets as at and for each of the six months ended June 30, 2005 and 2004 and from the audited consolidated statements of operations and consolidated balance sheets as at and for each of the years ended December 31, 2004 and 2003 of PanAsia and from the unaudited condensed consolidated statements of operations and consolidated balance sheets as at and for each of the six months ended June 30, 2005 and 2004 of PanAsia. All of these statements are included elsewhere in this prospectus. Our consolidated financial statements as at and for the years ended December 31, 2004, 2003 and 2002 were prepared in accordance with Norwegian GAAP. As described in Note 1 to our consolidated condensed interim financial information, since January 1, 2005, our consolidated financial statements have been prepared in accordance with IFRS. Accordingly, our opening balance sheet as at January 1, 2004 was also prepared based on IFRS, as was an income statement for that year, because, for IFRS purposes, one year of comparable figures must be included in external financial reporting in 2005 and we have therefore included in this prospectus our income statement and balance sheet for the year ended and as at December 31, 2004 to allow readers to understand the effect that this change will have upon our financial statements. PanAsia's consolidated financial statements as at and for the years ended December 31, 2004 and 2003 were prepared in accordance with US GAAP.

Our consolidated financial statements for the years ended December 31, 2003 and 2002 reflect adjustments made after they were audited by our former independent public accountants, Ernst & Young. The adjustments were made because we reclassified the lease for the Norske Skog headquarters at Lysaker, outside Oslo, from an operating lease to a financing lease.

The adjustments referred to above have not been audited by either Ernst & Young or PricewaterhouseCoopers and the financial statements for the years ended December 31, 2003 and 2002 that appear in this prospectus and from which the information below is derived, have therefore not been audited. See "Part III: Management's Discussion and Analysis of Financial Condition and Results of Operations" for an explanation of the adjustments that were made.

Our selected condensed interim financial information as at and for the six months ended June 30, 2005 included in this prospectus was prepared in accordance with IFRS and, for comparative purposes only, our consolidated interim condensed financial information as at and for the six months ended June 30, 2004 that was originally prepared according to Norwegian GAAP has been restated in accordance with IFRS. The selected interim condensed financial information of PanAsia as at and for the six months ended June 30, 2005 included in this prospectus was prepared in accordance with US GAAP. The selected condensed interim financial information reflects normal and recurring adjustments that are, in our opinion, necessary for a fair presentation of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results for the full year.

Our first full year financial statements produced in accordance with IFRS will be those as at and for the year ended December 31, 2005. The applicable policies and interpretations of IFRS in effect at that time will be those used in the preparation of those financial statements as well as in the preparation, for comparative purposes, of our financial statements as at and for the year ended December 31, 2004. Our consolidated interim financial statements as at and for the three and six month periods ended June 30, 2005 and 2004 included in this prospectus have been prepared in accordance with IFRS as in effect at September 22, 2005. The IFRS that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, may result in adjustments being made to prior IFRS financial statements in order to conform them to the evolving standards.

As more fully described in Note 1 to our consolidated condensed financial information beginning on page F-46 of this prospectus, changing our accounting standard from Norwegian GAAP to IFRS will have a significant effect on some of our accounts. We have included a quantitative description of the expected impact of the adoption of IFRS on our accounts beginning on page F-58 of this prospectus. Norwegian GAAP differs in certain material respects from IFRS and US GAAP. The differences between IFRS and Norwegian GAAP, between US GAAP and Norwegian GAAP and between US GAAP and IFRS relevant to us are explained in Part X of this prospectus in "Summary of Certain Significant Differences Between IFRS and Norwegian GAAP", "Summary of Certain Significant Differences Between US GAAP and Norwegian GAAP" and "Summary of Certain Significant Differences Between US GAAP and IFRS".

Changes in PanAsia stand-alone figures compared to September 9, 2005 press release

The PanAsia stand-alone figures as of June 30, 2004 are slightly changed compared to the PanAsia stand-alone figures presented in the September 9, 2005 press release regarding the Offering.

The change entails a slight reduction in depreciation of US$2.5 million, and a small increased tax cost of US$2 million related to a deferred tax asset which no longer can be recognised. The effect on net earnings for the six months ending June 30, 2004 is US$0.5 million. These changes are not reflected in the pro forma figures.

In addition to the above, the revenue in the PanAsia stand alone figures presented in the September 9, 2005 press release is presented net of discounts, sales commissions and advertising. This results in a shift between the revenues and the costs in the two versions of the accounts. Finally, the presentation of the accounts in the press release is based on IFRS while the accounts in this prospectus are presented according to US GAAP. This explains the differences in the line items between the two sets of accounts. Investors should rely only on the financial data presented in this prospectus.

Norske Skog

	At and for the six months ended June 30,		At and for the year ended December 31,			
	2005	2004	2004	2004	2003	2002
	(unaudited) (IFRS)		*(unaudited) (IFRS)*	*(audited)*	*(unaudited)*	
				(Norwegian GAAP)		
	(NOK millions, except per share data and ratios)					
Income Statement Data						
Operating revenue	12,194	12,314	25,302	25,302	24,068	23,471
Operating expenses:						
Changes in inventory	(389)	(275)	6	6	(26)	(206)
Cost of materials[1]	6,451	6,221	12,638	12,638	11,424	10,559
Personnel costs	1,799	1,810	3,548	3,548	3,509	3,514
Other operating costs	2,254	2,367	4,807	4,807	4,475	4,406
Depreciation and amortisation	1,504	1,582	3,093	3,373	3,285	3,292
Operating earnings before impairments and restructuring cost	574	609	1,210	930	1,401	1,906
Impairments	(69)	(167)	(110)	(110)	—	—
Restructuring costs	0	(63)	(63)	(63)	135	(600)
Operating earnings	505	379	1,037	757	1,536	1,306
Earnings (loss) from affiliated companies	(73)	(115)	(44)	(41)	(239)	(290)
Financial items	(486)	(533)	(783)	(718)	(1,341)	(405)
Other items	0	0	—	142	814	195
Operating earnings before tax	(54)	(269)	210	140	770	806
Tax	11	123	419	523	(364)	362
Net earnings	(43)	(146)	629	663	406	1,168
Minority's share of earnings	7	2	8	8	4	6
Majority's share of earnings	(50)	(148)	621	655	402	1,162
Per Share Data[2]						
Earnings per share basic	(0.38)	(1.12)	4.69	4.95	3.04	8.79
Earnings per share diluted	(0.38)	(1.12)	4.69	4.95	3.04	8.79
Cash earnings per share[3]	(0.38)	(1.12)	4.69	7.06	5.03	10.70
Cash flow per share	8.38	11.74	22.26	22.26	22.45	27.89
Dividend per share	6.00	6.00	6.00	6.00	6.00	6.00
Balance Sheet Data						
Assets:						
Intangible fixed assets	4,784	4,791	4,745	4,382	4,727	4,682
Deferred tax asset	89	43	58	—	—	—
Biological assets	236	250	252	215	221	244
Operational fixed assets net of biological assets	29,730	30,852	29,753	29,779	31,775	31,016
Other long-term receivables	687	450	391	367	353	401
Shares in other companies and partnerships	0	0	0	24	41	40
Shares in affiliated companies	1,910	1,902	1,859	2,094	2,228	1,947
Interest rate swaps fair value hedge	400	—	—	—	—	—
Fixed assets	37,836	38,288	37,057	36,861	39,345	38,330

	At and for the six months ended June 30,		At and for the year ended December 31,			
	2005	2004	2004	2004	2003	2002
	(unaudited) (IFRS)		*(unaudited) (IFRS)*	*(audited)*	*(unaudited) (Norwegian GAAP)*	
	(NOK millions, except per share data and ratios)					
Inventory	2,738	2,650	2,299	2,299	2,321	2,080
Other current receivables	221	145	942	942	580	889
Accounts receivable	4,077	3,944	3,108	3,108	3,288	2,932
Current investments	445	525	470	470	596	381
Cash and cash equivalents	369	532	419	419	334	487
Current assets	7,851	7,796	7,238	7,238	7,119	6,769
Total assets	45,687	46,084	44,295	44,099	46,464	45,099
Liabilities and shareholders' equity:						
Share capital	1,331	1,331	1,331	1,331	1,331	1,331
Own shareholding	(6)	(5)	(8)	(8)	(7)	(9)
Share premium reserve	7,152	7,137	7,137	7,137	7,121	7,116
Other consolidated equity	10,288	10,128	10,549	10,248	10,680	9,232
Minority interests	190	229	186	186	197	157
Shareholders' equity(4)	18,955	18,820	19,195	18,894	19,322	17,827
Deferred taxes	2,396	2,831	2,419	1,865	2,460	1,985
Pension obligations	380	376	365	458	443	352
Provisions	2,776	3,207	2,784	2,323	2,903	2,337
Interest-free long-term liabilities	639	669	667	438	429	537
Interest-bearing long-term liabilities	17,616	17,244	17,291	17,291	18,290	18,188
Long-term liabilities	18,255	17,913	17,958	17,729	18,719	18,725
Interest-bearing current liabilities	1,339	1,801	469	469	656	1,147
Interest-free current liabilities	4,362	4,343	3,889	4,684	4,864	5,063
Current liabilities	5,701	6,144	4,358	5,153	5,520	6,210
Total liabilities and shareholders' equity(4)	45,687	46,084	44,295	44,099	46,464	45,099
Cash Flow Data						
Net cash flow from operating activities	1,111	1,556	3,132	2,948	2,973	3,687
Investments in operational fixed assets	(1,019)	(716)	(1,981)	(1,981)	(1,200)	(1,146)
Net cash used for acquisitions	—	—	—	—	—	(6)
Other Financial Data						
EBITDA(5)	2,078	2,128	4,240	4,240	4,821	4,598
EBITDA margin(6)	17.04%	17.28%	16.76%	16.76%	20.03%	19.59%
Net operating margin(7)	4.15%	3.08%	4.10%	2.99%	6.38%	5.57%
Net interest-bearing debt/equity	0.94	0.96	0.88	0.89	0.93	1.04
Equity ratio(8)	41.49%	40.84%	43.33%	42.84%	41.58%	39.53%
Return on equity(9)	(0.23)%	(0.76)%	3.25%	3.47%	2.19%	6.25%
Return on capital employed(10)	3.10%	3.10%	3.20%	2.50%	3.60%	3.20%

(1) Cost of materials includes wood, energy, packaging, purchased finished goods and spare parts.

(2) Per share data in this prospectus have not been adjusted to reflect the issuance of the rights in the Offering; the adjustment factor is 0.9048.

(3) Cash earnings are majority share of profit plus amortisation of goodwill (goodwill is not amortised under IFRS).

(4) Shareholders' equity includes minority interests.

(5) EBITDA is operating earnings plus ordinary depreciation which includes amortisation of goodwill (goodwill is not amortised under IFRS). The Company believes that EBITDA is a meaningful measure of performance as it is commonly utilised in the industry to analyse operating performance. EBITDA should not be construed as income from operations, net income (loss) or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA differently.

(6) EBITDA margin is EBITDA as a percentage of operating revenue.

(7) Net operating margin is net operating earnings as a percentage of operating revenue.

(8) Equity ratio is total shareholders' equity as a percentage of total liabilities and shareholders' equity.

(9) Return on equity is net earnings divided by equity.

(10) Return on capital employed is operating earnings divided by capital employed (total assets less shares in affiliated companies, interest-free current liabilities and interest-bearing loans).

PanAsia Paper

	For the six months ended June 30,		For the year ended December 31,
	2005	2004	2004
	(unaudited) US GAAP		*(audited)* US GAAP
	(US$ '000s)	*(US$ '000s)*	*(US$ '000s)*
Income Statement Data			
Revenue	**487,805**	**484,205**	**1,001,823**
Cost and expenses:			
Cost of sales	399,411	407,253	844,992
Depreciation and amortisation	39,612	34,744	71,359
Selling, general and administrative expenses	14,884	12,747	27,105
Income from operations	**33,898**	**29,461**	**58,367**
Interest Income	705	210	1,131
Gain on foreign exchange, net	1,284	2,772	11,020
Interest expense	(10,312)	(9,551)	(19,645)
Income before income taxes and minority interests	**25,575**	**22,892**	**50,873**
Income tax expense	(7,345)	(5,993)	(14,036)
Income before minority interests	**18,230**	**16,899**	**36,837**
Minority interests	(2,108)	(295)	(2,347)
Net income	**16,122**	**16,604**	**34,490**

Pan Asia Paper

	As at June 30, 2005 (unaudited)	As at December 31, 2004 (audited)
	US GAAP (US$ '000s)	
Balance Sheet Data		
Current assets		
Cash at banks and on hand	42,503	19,160
Banks fixed deposits	7,948	11,677
Restricted cash	2,634	2,634
Account receivables less allowance for doubtful accounts of US $4,078 and US $4,639, respectively	143,574	158,353
Other receivables	9,823	11,085
Inventories	94,346	87,515
Prepaid expenses	2,747	3,930
Deferred income tax assets	1,988	2,142
	305,563	**296,496**
Non-current assets		
Property, plant and equipment, net	1,359,415	1,299,385
Other long-term assets	4,671	4,252
Goodwill	21,910	21,583
Other intangibles, net	13,908	13,795
Deferred income tax assets	6,693	5,086
	1,406,597	**1,344,101**
Total assets	**1,712,160**	**1,640,597**
Current liabilities		
Trade and other payables	69,884	96,299
Accrued operating expenses	3,963	4,137
Other current liabilities	48,346	16,288
Short-term borrowings	61,690	84,194
Current portion of long-term borrowings	59,250	86,932
Income tax payable	3,025	2,602
Deferred income tax liabilities	635	297
Current liabilities	**246,793**	**290,749**
Non-current liabilities		
Long-term borrowings, net of current portion	478,889	363,022
Other long-term liabilities	1,078	1,143
Accrued severance indemnities	11,846	9,346
Deferred income tax liabilities	75,971	69,908
	567,784	**443,419**
Total liabilities	**814,577**	**734,168**
Minority interests	**54,560**	**58,466**
Shareholders' equity		
Common stock, par value US $1 per share; authorised—1,000,000,000 shares; issued—600,000 shares	600	600
Common stock, par value US $1 per share; authorised—100,000 shares; issued 4 shares	*	*
Additional paid-in capital	599,400	599,400
Accumulated other comprehensive income	81,587	72,650
Capital transaction with shareholder	(30,196)	(30,196)
Retained earnings	191,632	205,509
Total shareholders' equity	843,023	847,963
Total liabilities and shareholders' equity	**1,712,160**	**1,640,599**

* Less than US$1,000.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information for the year ended December 31, 2004 and the six months ended June 30, 2005 and 2004 gives effect to the acquisition of the remaining half of PanAsia that we do not already own, as though it had occurred on January 1, 2004 for the 2004 pro forma financial information and on January 1, 2005 for the 2005 pro forma financial information.

The unaudited pro forma combined financial information was prepared in accordance with IFRS. The following table should be read in conjunction with the audited consolidated financial statements of PanAsia, included elsewhere in this prospectus. The unaudited pro forma financial information has been prepared on the basis of assumptions and adjustments explained in "Part IX: Summary of Differences in Accounting Standards; Unaudited Pro Forma Financial Information—Unaudited Pro Forma Financial Information". This pro forma information does not necessarily show the results that would have actually obtained if the acquisition of the remaining half of PanAsia that we do not already had actually occurred on January 1, 2004 or on January 1, 2005, as appropriate, or of the results that we may obtain in the future. You should also carefully review "Summary of Certain Significant Differences Between IFRS and Norwegian GAAP", "Summary of Certain Significant Differences Between US GAAP and IFRS" and "Summary of Certain Significant Differences Between US GAAP and Norwegian GAAP" in Part X of this prospectus and the Independent Auditor's Statement on Review of Proforma Adjustments in Part X of this prospectus.

	As at and for the six months ended June 30,		As at and for the year ended December 31,
	2005	2004	2004
		(unaudited) *(IFRS)* *(NOK millions)*	
Income Statement Data			
Revenue	**13,634**	**13,825**	**28,391**
Variable costs	(8,320)	(8,349)	(17,579)
Other operating expenses	(3,003)	(3,057)	(6,074)
Restructuring costs	0	(63)	(63)
EBITDA[1]	**2,311**	**2,356**	**4,675**
Depreciation	(1,684)	(1,768)	(3,456)
Impairments	(69)	(167)	(110)
EBIT	**558**	**421**	**1,109**
Affiliated companies	(73)	(115)	(44)
Financial items	(498)	(557)	(801)
Other items	0	0	0
Pre-tax profit	**(13)**	**(251)**	**264**
Taxes	6	124	408
Profit before minorities	**(7)**	**(127)**	**672**
Minority interests	13	3	16
Net earnings	**(20)**	**(130)**	**656**

	As at and for the six months ended June 30,		As at and for the year ended December 31,
	2005	2004	2004
		(unaudited) *(IFRS)* *(NOK millions)*	
Balance Sheet Data[(2)(4)]			
Intangible fixed assets	5,020	4,981	4,934
Operational fixed assets	36,128	36,444	35,605
Affiliated companies	1,910	1,902	1,858
Long-term receivables	1,099	460	405
Fixed assets	**44,157**	**43,787**	**42,802**
Inventory	3,049	2,922	2,563
Receivables	4,794	4,676	4,558
Short-term investments	445	525	470
Liquid assets	543	666	520
Current assets	**8,831**	**8,789**	**8,111**
Total assets	**52,988**	**52,576**	**50,913**
Paid-in equity	12,405	12,388	12,388
Retained earnings	10,362	10,210	10,396
Minority interests	368	450	362
Shareholder's equity[(3)]	**23,135**	**23,048**	**23,146**
Deferred taxes	3,120	3,336	3,097
Interest-free long-term liabilities and obligations	1,058	1,074	1,060
Interest-bearing long term liabilities	19,381	18,148	18,626
Interest-free current liabilities	4,753	4,763	4,234
Interest-bearing current liabilities	1,541	2,207	750
Total liabilities and shareholder's equity	**52,988**	**52,576**	**50,913**

(1) EBITDA is operating earnings plus ordinary depreciation which includes amortisation of goodwill (goodwill is not amortised under IFRS). The Company believes that EBITDA is a meaningful measure of performance as it is commonly utilised in the industry to analyse operating performance. EBITDA should not be construed as income from operations, net income (loss) or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA differently.

(2) Pro forma balance sheet data has not been prepared to show the position at any date earlier than June 30, 2004.

(3) Shareholders' equity includes minority interests.

(4) The following rates of exchange between US dollars and Norwegian kroner have been used when converting US dollar amounts:

	June 30, 2004	December 31, 2004	June 30, 2005
Income statement	6.82965	6.13156	6.48883
Balance sheet	6.9408	6.0386	6.5461

PART III: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements for the year ended December 31, 2004 and our unaudited consolidated financial statements for the years ended December 31, 2003 and 2002 have been prepared in accordance with Norwegian GAAP. As described in Note 1 to those financial statements, beginning January 1, 2005, our consolidated financial statements are being prepared in accordance with IFRS. Norwegian GAAP differs in certain material respects from IFRS and US GAAP. The differences between Norwegian GAAP and IFRS, between Norwegian GAAP and US GAAP and between IFRS and US GAAP relevant to us are explained in Part X of this prospectus in "Summary of Certain Significant Differences Between IFRS and Norwegian GAAP", "Summary of Certain Significant Differences Between US GAAP and Norwegian GAAP" and "Summary of Certain Significant Differences Between US GAAP and IFRS". Due to this change in accounting standards, our results of operations as discussed below for the six months ended June 30, 2005 compared with the six months ended June 30, 2004 are presented based on financial statements prepared in accordance with IFRS, whereas our results of operations as discussed below for the year ended December 31, 2004 compared with the year ended December 31, 2003 and for the year ended December 31, 2003 compared with the year ended December 31, 2002 are presented based on financial statements prepared in accordance with Norwegian GAAP.

Adjustments to our financial statements for the years ended December 31, 2003 and 2002

Our consolidated financial statements for the years ended December 31, 2003 and 2002 reflect adjustments made after they were audited by our former independent public accountants, Ernst & Young. The adjustments were made because we reclassified the lease for the Norske Skog headquarters at Lysaker, outside Oslo, from an operating lease to a financing lease. Consequently, the following line items from the financial statements audited by Ernst & Young were adjusted by the following amounts: in 2003 operational fixed assets increased by NOK 126 million, deferred tax was reduced by NOK 37 million, interest-bearing long term liabilities increased by NOK 257 million, and retained earnings were reduced by NOK 94 million and in 2002 operational fixed assets increased by NOK 133 million, deferred tax was reduced by NOK 36 million, interest bearing long term liabilities increased by NOK 262 million and retained earnings were reduced by NOK 93 million.

The adjustments described above have not been audited by either Ernst & Young or PricewaterhouseCoopers and the financial statements for the years ended December 31, 2003 and 2002 that appear in this prospectus, and upon which this discussion is based, have therefore not been audited.

Ernst & Young's audit reports for the years ended December 31, 2003 and 2002 were included in our annual reports for those years and are publicly available at the Norwegian Register of Company Accounts and on our website. Those reports are unqualified and are hereby incorporated by reference in this prospectus.

Overview

Overall, our operations benefited from advantageous global economic conditions in 2004 as demand for newsprint and magazine paper improved in most of our business regions from 2003. On a global basis, demand for standard and improved grade newsprint increased by 3.5% in 2004. With the exception of South Korea and the United States, a rise in newsprint demand occurred in all of our main markets and regions. Our sales and production volumes grew by 4.5% to 5.5 million tonnes in 2004, the highest level ever, and production volume corresponded to 95% of production capacity.

Despite strong demand, our operating earnings declined 50.7% in 2004 to NOK 757 million from NOK 1,536 million in 2003. Operating earnings in 2004 reflect the impact of depreciation charges, write-downs and provisions for restructuring in Australasia. If the impact of write-downs and provisions for restructuring in Australasia were to be excluded from 2004 results, operating earnings would have totalled NOK 930 million in 2004, which reflect a decline of 33.6% from operating earnings in 2003 of NOK 1,401 million calculated on a comparable basis. Our decline in operating earnings in 2004 was primarily a result of lower prices for newsprint in Europe, which were 3% to 4% lower in 2004 than in 2003, and at their lowest level in 10 years, as measured in local currencies. Operating earnings were also negatively affected by lower newsprint prices in Australasia, which decreased by 4% in New Zealand effective January 1, 2004 and by 7% in Australia effective July 1, 2004 pursuant to price formulas contained

in long-term contracts that we have entered into with our largest customers in these regions. Higher costs for energy and raw materials also contributed to the decline in our operating earnings in 2004.

Operating earnings in the first half of 2005 increased by 33.2% to NOK 505 million as compared to NOK 379 million in the first half of 2004. Changes totalling NOK 68 million in the value of embedded derivatives in energy contracts and of financial hedging contracts for energy had a positive effect on operating earnings for this period. Forest properties in Australia were written down by NOK 51 million. These impairments resulted from our adoption of IFRS effective January 1, 2004. A total of NOK 230 million in impairments and provisions relating to the restructuring project in Australasia was recorded in the second quarter of last year. Excluding these factors, operating results for the first half were slightly weaker than in the same period of 2004. This development is largely a consequence of foreign currency developments and higher costs, particularly for energy.

Market Overview and Factors Affecting Our Business

Our business was affected by a number of important trends and factors in 2004. The most significant of these trends and factors include the following:

- the marked increase in the level of demand for our products in Europe, Australasia, several Asian markets and South America;
- declining prices for newsprint and magazine paper in Europe and Australasia;
- changes in the cost of raw materials and other input factors that we use in our business;
- the impact of fluctuations in currency exchange rates; and
- the cost-reduction and other measures that we implemented as part of our "Improvement 2003" programme.

Europe

According to the PPPC, demand for newsprint and improved grades paper increased by 6 to 7% in Europe during 2004 compared to 2003 and 2% during the first half of 2005 compared to the same period in 2004, with the biggest increase occurring in Eastern Europe (16% in 2004 and 11% in the first half of 2005). Growth for improved grades of newsprint, which account for about 20% of total tonnage, was 12% in 2004 and flat for the first half of 2005 compared to the first half of 2004. Newsprint prices in Europe decreased by 3% to 4% in 2004 compared to 2003. Newsprint prices in Europe increased 5% during the first half of 2005 as compared to the first half of 2004. Total deliveries from Western Europe, including exports, rose by 7% in 2004 and fell by 2% for the first half of 2005 as compared to the first half of 2004. Newsprint exports by producers in Western Europe increased by 3% in 2004 and decreased by 8% in the first half of 2005 compared to the first half of 2004, due mainly to lower deliveries to North America and the Far East. Prices in export markets developed positively in 2004, improving by 9% and 24% in the United States and Hong Kong respectively and continued the upward trend into 2005 with an increase of 10% in the US and 12% in Hong Kong in the first half of 2005 as compared to the same period in 2004.

Demand in Europe for uncoated magazine paper rose by 3% in 2004 but fell by 5% in the first half of 2005 as compared to the first half of 2004. European prices for uncoated magazine paper increased by about 3% during the first quarter of 2004, but remained stable for the rest of the year. European prices for uncoated magazine paper increased by about 2% during the first half of 2005 as compared to the same period in 2004. However, US prices increased by 9% during 2004 and 12% in the first half of 2005 as compared to the first half of 2004. Our deliveries declined slightly over the same period because production of uncoated paper at our mill at Parenco in The Netherlands was phased out towards the end of 2004. Exports of uncoated magazine paper from Europe declined by 3% in 2004 compared to 2003, primarily because of reduced sales to North America. Exports declined by 2% in the first half of 2005 as compared to the first half of 2004, due in large part to the seven-week long labour dispute in Finland which has now been concluded.

European demand for coated magazine paper increased by 6% in 2004 compared to 2003 and was unchanged in the first half of 2005 as compared with the first half of 2004. Prices for coated magazine paper in Europe decreased by about 4% to 5% during the first half of 2004, but remained stable for the rest of the year. Modest price increases of 1% to 2% have been implemented in the first half of 2005 as compared to the first half of 2004. Exports from Europe continued to expand, growing by 18% in 2004 compared with the year before and by over 30% in the first half of 2005 compared to the first half of 2004.

Improved market conditions in the United States pushed prices up by about 4% in 2004 from 2003 and an additional 16% in the first half of 2005 as compared with the first half of 2004.

South America

Demand for newsprint in South America grew by 10% in 2004 as compared to 2003 and by 2% in the first half of 2005 compared to the first half of 2004 as a result of improved economic conditions in the region. Demand totalled about one million tonnes in 2004. In addition, consumption of improved newsprint grew by approximately 30% in South America. The two largest markets, Brazil and Argentina, grew by 4% and 7%, respectively, in 2004 as compared to 2003, and these markets both grew by 2% in the first half of 2005 as compared to the first half of 2004. Other markets also expanded in 2004, with Venezuela accounting for a substantial part of the improvement.

Measured in US dollars, newsprint reference prices in South America continued to develop positively in 2004, increasing by more than 10% in 2004 as compared to 2003, and increasing by 12% for the first half of 2005 as compared to the first half of 2004. We expect that future price developments in South America will generally follow US price trends.

Australasia

Demand for newsprint in Australia and New Zealand benefited from better than expected economic conditions in 2004. Overall demand for publication paper increased by 8% in 2004 as compared to 2003, and by 4% in the first half of 2005 as compared to the first half of 2004 as both countries benefited from a strong retail sector. Demand for magazine grades grew by 18% in 2004 compared to 2003 and by 16% for the first half of 2005 as compared to the first half of 2004. Demand for standard newsprint increased by 4% and improved grades increased by 12% in 2004 compared to 2003, reflecting growth in display, retail and classified advertising.

Pricing was heavily affected by the strength of local currencies. The New Zealand prices of newsprint declined by 4% from the start of 2004, and Australia's contract pricing mechanism resulted in a 7% decrease at July 1, 2004.

Asia

Demand in the Asia region for standard newsprint increased by approximately 5% in 2004. China and Thailand experienced robust newsprint consumption growth of 8% and 4%, respectively, in 2004. However, South Korean consumption continued to decline and fell by 8% in 2004. This decrease mainly reflected the weak domestic economy, which cut advertising expenditure. Consumption in India in 2004 increased by 8%.

Overseas deliveries of newsprint to the region in 2004 declined from a historical high in 2003. The continued improvement in the global balance between supply and demand helped to tighten the regional newsprint market in 2004. This trend has continued into 2005 as overseas deliveries have declined by approximately 8% in the first half of 2005 as compared to the same period in 2004.

Newsprint prices per tonne in China and Thailand climbed to US$550 and US$535, respectively, in the fourth quarter of 2004. In South Korea, domestic newsprint prices decreased by 4.4% from 2003 to 2004 due to weak market conditions. Newsprint prices per tonne in the first half of 2005 are at the level of US$620 in India and US$585 to US$600 in North Asia.

Other Markets

Transaction prices for lightweight coated, uncoated groundwood, telephone directory and kraft paper in North America rose in 2004 in response to increased demand. Though newsprint demand remains weak in North America with continued declines in consumption, prices have increased by 10% in the first half of 2005 as compared to the first half of 2004 due in large part to reductions in capacity/mill closures.

Global Demand for Newsprint and Magazine Paper

According to the World Association of Newspapers, global newspaper circulation increased by 2% in 2005. Some newspapers in Western Europe and North America have, however, seen reduced circulation. Newspaper advertising revenues grew by 5%. The largest newspaper markets are China, Japan and India. At the same time, international trends indicate a marked shift in the newspaper market, with the major

national newspapers in many countries losing ground to regional and local publications. Newspapers in some markets are also increasingly opting to switch from broadsheet to tabloid format. Paper consumption has been little affected by this change because the number of pages increase.

Generally, a shift by advertisers from other media to newspapers was seen in 2004. This development was paralleled by a growing preference for advertising using inserts rather than advertisements in traditional locations. Freesheets (ie, free newspapers) also continued their advance, which we expect to contribute to further growth in demand for standard and improved newsprint grades.

Global newsprint demand in the first half of 2005 as compared to the first half of 2004 as estimated by PPPC was flat due mainly to a 6.5% contraction in North America offset by moderate growth in Asia and Europe. The decline in North America was partially due to a change to a lower base weight of paper (measured in grams per square metre (gsm)). Demand for uncoated mechanical grades (including SC paper) is reported by PPPC in the International Printing & Writing Paper Statistics Flash Report, which covers 85% of world demand, to be 2% higher in the first half of 2005 as compared to the first half of 2004.

Global demand for magazine paper increased markedly in 2004 compared with 2003. Deliveries of coated grades from Western European manufacturers expanded by 8% from 2003, with the biggest increases in deliveries to Eastern Europe (16%), North America (17%) and Asia (23%). This growth absorbed much of the production capacity added in Europe during recent years. In 2005 European deliveries have been impacted by a seven-week long labour dispute in Finland which reduced output. Exports to North America increased in response to the strike at the Miramichi paper mill in New Brunswick, Canada and supply shortage in the region. Total Western European deliveries of coated magazine paper in the first half of 2005 as compared to the first half of 2004 were 6% higher.

Changes in the Cost of Raw Materials and Other Input Factors

In general, our results in 2004 were affected negatively by increased costs for energy and certain other input factors, such as chemical pulp, and were affected positively by a reduction in the cost of recovered paper in Europe. Globally, energy prices are rising as a result of low energy generation capacity growth, high Asian demand in the coal and oil markets, increased prices in carbon dioxide quotas and taxes on both energy and distribution. The overall balance between supply and demand in the power markets during 2004 improved compared to 2003, particularly in Norway and continental Europe. Our European power costs nevertheless rose in 2004 because of more favourable prices in 2003 than in 2004.

In South America, increased prices for electricity and other input factors led to increased operating costs in 2004. Brazilian electricity charges rose by 16% in the local currency, primarily as a result of an adjustment in distribution tariffs set by the national regulatory agency. Power costs in Chile increased 6% in 2004, mainly because of higher gas prices, and wood costs in Chile also increased by more than 10%. The strengthening of the Brazilian real and the Chilean peso by 6% and 11%, respectively, against the US dollar during 2004 also had a strong negative impact on input factors denominated in local currencies.

The price of chemical pulp continued to increase during 2004. Prices for chemical pulp have risen by approximately 20% since 2002, and the reference price in 2004 was $616 per tonne. Globally, the price of market pulp rose by 16% in 2004, and was US$615 per tonne at December 31, 2004.

The recovered paper market in Europe developed positively during 2004, with the average price decreasing by approximately 10% in 2004 compared to 2003. The decrease in the price of recovered paper reflected continued growth in European paper recovery. However, in Asia, average recovered paper prices rose by 12.5% in 2004 compared to 2003. Imports from the US increased by approximately 6.6% while domestic recovered paper prices increased by approximately 17%. The increase in domestic recovered paper prices was due to the general price increase in the global markets. However, the relative price increase in the South Korean market for recovered paper was greater as the competition for local fibre intensified.

Roundwood prices in Europe and Norway were stable in 2004. The Norwegian position is still such that we are unable to meet our roundwood requirements from domestic sources, and must accordingly import substantial quantities.

Apart from volumes imported to Norway from the Baltic States, the market for virgin wood in all of the regions where we do business is in virtual balance. Supplies from the Baltic States were characterised by increasing prices throughout 2004 because of strong demand from Scandinavian pulp and paper companies. Price increases in other regions were moderate in 2004.

Our logistics costs developed positively in 2004, but costs incurred in the inter-regional freight markets were higher due to high activity in Asian economies and oil prices.

Impact of Fluctuations in Currency Exchange Rates

As a global company, a substantial portion of our assets, liabilities and operating revenue is denominated in currencies other than the Norwegian kroner. Accordingly, fluctuations in currency exchange rates have a substantial impact on our operating earnings. As in previous years, major changes were experienced in exchange rates, principally in relation to the US dollar, which weakened by 8% to 10% against a number of currencies during 2004. The Norwegian kroner also strengthened to some extent against the euro and the pound sterling. Overall, exchange rate changes meant that the Norwegian kroner strengthened by approximately 3.5% during 2004 against the currencies in which we have revenues and costs. To address the impact of short- and medium-term fluctuations in currency exchange rates, we hedge the majority of our cash flow on a 12-month basis.

Results of our "Improvement 2003" Programme

Through our "Improvement 2003" programme, we introduced cost-saving and efficiency measures across all our business lines to better monitor and react to developments in our business environment. A goal of the programme was to improve results (primarily through cost-reduction measures) by NOK 2,000 million by the end of 2004 (measured against a baseline of our 2002 results and on a basis seeking to adjust for or exclude factors outside our control). As a result of the Improvement 2003 programme, we achieved total savings of NOK 1,936 million through December 31, 2004, compared with the 2002 base year.

Recent Developments Affecting Our Business

Restructuring in Australasia

In June 2004, our Board of Directors approved a restructuring plan for two of our Australasian mills. The key elements of the planned restructuring include increasing the capacity of PM1 at Norske Skog Albury, PM2 and PM3 at Norske Skog Tasman, and retiring PM1 at Norske Skog Tasman in 2006. Once completed, the project will mean additional capacity close to Australian customers and fewer tonnes shipped from New Zealand to Australia. In total, this NOK 750 million investment is expected to reduce annual expenses in the region by approximately NOK 150 million and improve gross operating margin in the region by three to four percentage points. The various project phases will be commissioned in 2005 and 2006.

Construction of New Mill in Hebei Province, China

PanAsia and its joint venture partner have recently completed the construction of a new mill in Hebei province, China, that is the largest newsprint machine in Asia and the third largest in the world, with an annual production capacity of 330,000 tonnes. PanAsia has an 80% interest in the new mill, with the remaining 20% owned by Long-Teng Paper Company, an investment company owned jointly by Hebei province, the City of Shijiazhuang and Zhaoxian County. The new mill in the Hebei province became operational ahead of schedule in June 2005 and management expects it will reach its full operational performance during 2006. PanAsia is currently the largest newsprint producer in Asia, after production commenced at the Hebei mill.

The Chinese market for newsprint is expected to reach 2.65 million tonnes in 2005, and forecasts indicate an annual growth of 5.8% between 2004 and 2014. The new mill will base its production entirely on recovered paper. Up to one-half of this raw material is expected to be collected in China. Our total investment in the mill is approximately NOK 950 million.

Closure of Union Mill

As part of a long-term restructuring of our mill portfolio, our Board of Directors has recently approved management's proposal to initiate a formal review process regarding the permanent closure of the Norske Skog Union mill in Skien, Norway. A final decision by the Board of Directors and the Corporate Assembly is expected in October 2005, with the intention of closing the mill during the first quarter of 2006. The mill has the capacity to produce roughly 260,000 tonnes of newsprint, improved newsprint and bulky book paper per annum. This restructuring will mean a necessary capacity reduction in

Europe for newsprint and related grades, and makes it possible to transfer production volumes to our other mills with surplus capacity and lower costs. If the closure of the mill is approved, the associated restructuring costs will be provided for in the fourth quarter of 2005. The closure of this mill and transfer of production to our other mills is expected to improve the pre-tax profitability of our operations by NOK 200 million per year.

Study of Further Investment in Norway

Our Board of Directors has approved a pre-study of possible major investments in Norway. Our Norske Skog Skogn and Norske Skog Saugbrugs mills are currently highly competitive, and the assessment of our Board of Directors will consider whether our Norske Skog Follum mill can be expanded into a third similar unit. A decision on a possible new paper machine will be considered in conjunction with the closure of other and less competitive machines at mills elsewhere in Europe. The study will accordingly consider profitability, general business conditions and market and capacity aspects.

Significant Accounting Policies

Our principal accounting policies are described in more detail in Note 1 to our consolidated financial statements appearing on page F-6 of this prospectus and have been described based on Norwegian GAAP. The preparation of our financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable. However, actual results and timing of recognition could differ from those estimates.

Management believes that the accounting policies discussed below represent those accounting policies requiring the exercise of judgment where a different set of judgments could result in the greatest changes to our reported results.

Assets and Liabilities in Foreign Currencies

Unhedged assets and liabilities in foreign currencies are translated into Norwegian kroner at the period-end exchange rates. Balance sheet items in foreign currencies hedged by financial instruments are entered at the hedging exchange rate. Balance sheet items in foreign currencies that hedge against each other are entered at the year end exchange rate. Gains and losses due to changes in exchange rates on debt in foreign currency which is regarded as a hedge of the value of an independent subsidiary in foreign currency is booked against equity together with the translation difference arising from the translation of the subsidiary. Gains and losses due to changes in exchange rates on balance sheet items related to operations are included in operating profit or cost. Gains and losses due to changes in exchange rates on other balance sheet items are classified as financial item.

Any goodwill arising on an acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of the foreign operation shall be treated as assets and liabilities of the foreign operation.

Financial instruments in foreign currencies that are not classified as hedging for accounting purposes are assessed at market value.

All foreign currency forward contracts and currency options are related to hedging of net investment in subsidiaries or hedging of future cash flows in foreign currency.

Financial instruments designated as hedges of future cash flows in foreign currency are for accounting purposes not seen as qualifying for hedge accounting and gains and losses are classified as financial items when they occur.

Financial Instruments

Accounting for financial instruments follows the intentions underlying the associated contract. At the time a contract is entered, it is defined as either a hedging or a trading contract.

The various types of financial instruments used for hedging interest risks are assessed as separate portfolios. These portfolios are then assessed at cost or market value, whichever is the lower. In cases where the contracts entered are classified as hedging transactions, revenues and costs are accrued and classified in the same way as the underlying balance sheet items.

Inventory

Raw materials and other purchased goods are valued at average purchase price. Finished goods are valued at production cost, which includes raw materials, energy, direct wages and a share of indirect costs, including ordinary maintenance and depreciation. The net selling value at a future selling date will be used if that is lower.

Fixed Assets and Depreciation

Fixed assets are valued at historical cost. The acquisition cost for tangible assets with long-term future economic benefits are capitalised and classified as assets in the balance sheet. Significant spare parts are capitalised with the asset to which they pertain, while other spare parts and consumables are classified as inventory. For major investments with a long production time, interest is capitalised as part of the acquisition cost. Expenditure to increase capacity or improve quality that represents a future increase in earnings is capitalised in the balance sheet. Maintenance costs are expensed as an operating cost.

Ordinary depreciation is calculated from the time when the use of the tangible asset commences and is calculated on the basis of the economic life of the asset.

Impairment Review

Operational fixed assets and intangible assets are reviewed to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use with an impairment loss being recognised whenever the carrying amount exceeds the recoverable amount.

The value in use is based on discounted future cash flows. Trend assumptions are used for sales prices, operating rates, kraft pulp prices, recovered paper prices and exchange rates. The discount rates used are the weighted average cost of capital for each country.

The impairment review is performed at the level of the cash generating unit. The cash generating units are Europe Newsprint, Europe Magazine, South America, Australasia, NorskeCanada, PanAsia, Malaysian Newsprint Industries and Forestia and reflect the fact that groups of assets are managed to optimise cash flow and profitability. Other activities are reviewed at a business unit level.

A previous impairment loss is reversed if the basis for the impairment loss is no longer present. The amount is restricted to the previously recognised impairment loss. Any impairment loss on goodwill can be reversed only in certain limited cases. See "Part I: Summary; Risk Factors; Proposed Acquisition of Remaining Interest in Panasia and Use of Proceeds—Risk Factors—Risks Relating to Our Business and Our Industry—We may need to write down the value of our investment in NorskeCanada".

Research and Development

Research and development costs are expensed as they are incurred and are classified as operating costs in the consolidated accounts.

Leasing

Leasing contracts are assessed as financial or operational leasing after an assessment is made of each contract. Leasing contracts associated with tangible assets and classified as a financial lease are capitalised in the balance sheet and depreciated on the same basis as an ordinary tangible asset. The tangible assets are capitalised at the present value of the lease payments. If the fair value of the fixed assets is lower than the present value of the lease payments on the contract date, the fair value is capitalised. The amortisation portion of the leasing obligation is entered as long-term debt. The amount of debt is reduced by the rental paid after deduction of the calculated interest cost. Leasing agreements classified as an operational lease are not capitalised. The leasing charge is expensed as an operating cost.

Pension Costs and Obligations

Pension obligations are calculated as the discounted value of the future pension benefits deemed to have accrued at year-end, based on employees earning pension rights steadily throughout their working period.

Funds belonging to the pension scheme are assessed at their fair value and entered net against pension obligations in the balance sheet. Each individual pension plan is assessed separately, but the value of over-financing in one plan and under-financing in another is entered net in the balance sheet, providing that pension scheme funds are transferable between the plans. Net pension scheme funds are entered as long-term receivables and net pension obligations as long-term debt. Pension obligations and pension scheme funds are calculated on the basis of financial and actuarial assumptions as explained in Note 4 to our consolidated financial statements appearing on page F-14 of this prospectus.

Net pension costs for the period are included in "personnel costs" and consist of the present value of pensions earned in the year, interest costs on the pension obligations, anticipated returns on pension scheme funds, the effect entered in the profit and loss account for changes in estimates and pension plans, the change entered in the profit and loss account for the difference between actual and anticipated returns, and accrued payroll tax.

The effect of changes in estimates and pension plans and the difference between actual and anticipated returns are spread forward over the average remaining service lives of employees when the cumulated effect exceeds 10% of whichever is higher of the pension scheme funds or the pension obligations.

Implementation of IFRS

On September 29, 2003, the European Commission adopted a regulation endorsing IFRS and requiring listed companies in the European Union to prepare their consolidated accounts in accordance with IFRS beginning January 1, 2005. Under the European Economic Area agreement, this change also applies to Norwegian listed companies. Accordingly, our opening balance sheet as of January 1, 2004 has been prepared based on IFRS because, for IFRS purposes, one year of comparable figures must be included in external financial reporting in 2005. As more fully described in Note 1 to our consolidated financial statements beginning on page F-52 of this prospectus, changing our accounting standard from Norwegian GAAP to IFRS will have a significant effect on some of our accounts.

Two of the major changes that arise in relation to the adoption of IFRS are that:

- under IFRS, a provision for dividends is not recorded until it has been approved by the annual general meeting of shareholders; and
- unlike Norwegian GAAP, IFRS does not permit deferred tax to be recorded at net present value.

Results of Operations

The following table shows our operating revenue, operating expenses, depreciation and operating earnings by region or business unit for the periods indicated.

	For the six months ended June 30,		For the year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited) *(IFRS)*		*(audited)*	*(unaudited)* *(Norwegian GAAP)*	
	(NOK millions)				
Europe					
Operating revenue:					
Newsprint	4,244	3,999	8,319	7,558	7,556
Magazine Paper	3,282	3,549	7,287	7,226	6,531
Total operating revenue	7,526	7,548	15,606	14,784	14,087
Operating expenses	7,177	7,261	14,996	13,751	12,898
of which, depreciation	869	928	1,850	1,804	1,778
Operating earnings:					
Newsprint	155	77	198	313	643
Magazine Paper	194	210	412	720	546
Total operating earnings	349	287	610	1,033	1,189

	For the six months ended June 30,		For the year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited) *(IFRS)*		*(audited)*	*(unaudited)* *(Norwegian GAAP)*	
			(NOK millions)		
South America					
Operating revenue:					
Newsprint	571	518	1,146	1,094	1,107
Total operating revenue	571	518	1,146	1,094	1,107
Operating expenses	516	488	1,018	981	1,116
of which, depreciation	94	103	215	217	290
Operating earnings (loss):					
Newsprint	55	30	128	113	(9)
Total operating earnings (loss)	55	30	128	113	(9)
Australasia					
Operating revenue:					
Newsprint	1,975	2,114	4,194	4,030	3,807
Total operating revenue	1,975	2,114	4,194	4,030	3,807
Operating expenses	1,905	1,842	3,788	3,575	3,261
of which, depreciation	355	380	737	720	651
Operating earnings:					
Newsprint	70	272	406	455	546
Total operating earnings	70	272	406	455	546
Asia[(1)]					
Operating revenue:					
Newsprint	1,197	1,313	2,603	2,365	2,688
Total operating revenue	1,197	1,313	2,603	2,365	2,688
Operating expenses	1,114	1,232	2,443	2,165	2,126
of which, depreciation	150	143	283	280	303
Operating earnings:					
Newsprint	83	81	160	200	562
Total operating earnings	83	81	160	200	562

	For the six months ended June 30,		For the year ended December 31,		
	2005	2004	2004	2003	2002
	(unaudited) (IFRS)		(audited)	(unaudited) (Norwegian GAAP)	
	(NOK millions)				
Other Activities					
Operating revenue:					
Other industry in Norway	296	284	596	533	682
Other revenue	845	785	1,637	1,613	1,249
Total other activities	1,141	1,069	2,233	2,146	1,931
Staff/eliminations	(216)	(248)	(480)	(351)	(149)
Operating expenses	1,129	1,064	2,208	2,130	1,884
of which, depreciation	16	18	35	38	58
Restructuring costs	—	(63)	—	—	—
Impairments	(69)	(167)	—	—	—
Operating earnings:					
Other industry in Norway	12	5	25	16	47
Other revenue	—	—	—	—	—
Total other activities	12	5	25	16	47
Staff/eliminations	(63)	(66)	(399)	(416)	(429)
Restructuring costs	—	(63)	(63)	135	(600)
Impairments	(69)	(167)	(110)	—	—
Gain on power hedging and energy hedging	68	—	—	—	—
Total group					
Operating revenue	12,194	12,314	25,302	24,068	23,471
Operating expense (including restructuring costs)	11,689	11,935	24,545	22,532	21,165
Operating earnings	505	379	757	1,536	1,306

(1) Includes 50% of PanAsia, excluding resale of paper from the owners of PanAsia.

Six Months Ended June 30, 2005 Compared with Six Months Ended June 30, 2004 (International Financial Reporting Standards)

Operating Revenue

Operating revenue comprises the operating revenue realised by each of our business areas and by other activities. Operating revenue for the first half of 2005 decreased by 1.0% to NOK 12,194 million compared to NOK 12,314 million for the first half of 2004. The decrease in overall operating revenue is primarily attributable to our decrease in revenues in Australasia and Asia for this period.

The following is a discussion of the operating revenue realised by each of our business areas and by our other activities.

Europe. Our operating revenues in Europe decreased by 0.3% in the first half of 2005 to NOK 7,526 million from NOK 7,548 million in the first half of 2004. The decrease was attributable to a decrease in our magazine paper business in Europe which was largely offset by higher revenues for our European newsprint business. Operating revenues for our newsprint business in Europe totalled NOK 4,244 million in the first half of 2005, an increase of 6.1% over revenues of NOK 3,999 million for the first half of 2004, primarily as a result of higher prices. Overall European demand for standard and improved newsprint in the first half was just over 2% higher than in the same period for 2004. Developments remained positive in Eastern Europe, with an increase in demand for standard and improved newsprint of 11%. Operating revenues for our magazine paper business in Europe decreased by 7.5% in the first half of 2005 to NOK 3,282 million from NOK 3,549 million in the first half of 2004. The decrease was primarily caused by lower sales volume due to the conversion of our Parenco mill's output from magazine paper to newsprint from January 2005.

Industry-wide demand for magazine paper in Europe also declined by 1.4% in the first half of 2005 as compared to the same period in 2004 partly due to the labour dispute in Finland. We announced a 6% to 8% price increase for magazine paper in Europe from August 2005 for new and non-contractual customers.

South America. Our operating revenue in South America increased by 10.2% in the first half of 2005 to NOK 571 million from NOK 518 million in the first half of 2004, which was primarily attributable to higher newsprint prices. Newsprint demand in Brazil, the most important single market in the region, grew by just under 2% during the first half of 2005 compared with the same period in 2004.

Production of newsprint paper in South America totalled 142,000 tonnes in the first half of 2005, which represents a decrease of 3.4% over production of 147,000 tonnes in the first half of 2004. Production volumes were affected by a maintenance shutdown at Norske Skog Pisa in June 2005.

Australasia. Total operating revenue in Australasia was NOK 1,975 million in the first half of 2005, which represents an decrease of approximately 6.6% over operating revenues of NOK 2,114 million in the first half of 2004. The decrease was primarily due to lower prices. Demand in Australasia was unchanged compared with the first half of 2004 for newsprint and increased by more than 4% for publication paper as a whole. Production volumes in Australasia declined slightly in the first half of 2005, decreasing by 7,000 tonnes to 432,000 tonnes as compared to 439,000 tonnes in the first half of 2004. Production volumes declined as a result of a brief labour dispute at Norske Skog Tasman in New Zealand and a maintenance shutdown at Australia's Norske Skog Albury. This shutdown related partly to the restructuring project in the region, which will boost capacity at Norske Skog Albury when it is completed in 2006.

Asia. The operating revenue from our share of PanAsia's operations decreased by approximately 8.8% in the first half of 2005 to NOK 1,197 million from NOK 1,313 million in the first half of 2004, primarily as a result of a decline in demand in South Korea and Taiwan. Newsprint demand remains good in the important markets of China and India, increasing by around 5% and 8%, respectively, in the first half of 2005 compared with the same period of 2004. During the first half of 2005, PanAsia delivered 309,000 tonnes of newsprint, which represents a 11.2% decrease from 348,000 tonnes in the first half of 2004.

Other Activities. Other Activities includes other industry in Norway and other revenues. Revenues from other industry in Norway includes particleboards and other minor activities. Other revenues include revenue from sales of paper by PanAsia which are not manufactured locally and revenues from wood and energy sold to external parties from our European activities. Total operating revenue of other activities increased by 6.7%, to NOK 1,141 million in the first half of 2005 from NOK 1,069 million in the first half

of 2004. The increase was primarily attributable to increased sales of particle board and sales of paper by PanAsia on behalf of third parties and energy sold to third parties.

Operating Expenses

Our operating expenses include the cost of materials, wages, salaries and other personnel expenses, ordinary depreciation and other operating expenses incurred by each of our business areas and by other activities. Total operating expenses in the first half of 2005 decreased by approximately 2.1% to NOK 11,688 million from NOK 11,935 million in the first half of 2004.

Cost of materials increased by approximately 2.0% to NOK 6,063 million in the first half of 2005 compared to NOK 5,946 million in the first half of 2004. Lower prices for recovered paper in Europe were offset by higher energy prices and other material costs.

Wages, salaries and personnel expenses decreased slightly to NOK 1,799 million in the first half of 2005 from NOK 1,873 million in the first half of 2004.

Depreciation, amortisation and impairments decreased to NOK 1,573 million in the first half of 2005 from NOK 1,749 million in the first half of 2004.

Other operating costs include distribution costs, packaging, contract services, marketing costs, administration costs and losses on bad debt. Other operating expenses decreased by approximately 4.8% to NOK 2,254 million in the first half of 2005 from NOK 2,367 million in the first half of 2004.

The following is a discussion of the operating expenses incurred by each of our business areas and by other activities.

Europe. Our operating expenses in Europe decreased by approximately 1.2% to NOK 7,177 million in the first half of 2005 compared to NOK 7,261 million in the first half of 2004. Production increased by 2%. Energy costs increased, but were offset by lower energy consumption and lower prices on other costs.

South America. Our operating expenses in South America increased by approximately 5.7% to NOK 516 million in the first half of 2005 compared to NOK 488 million in the first half of 2004. Production decreased by 3.4% but was offset by higher energy costs and the exchange rate impact of a stronger Brazilian real compared to the Norwegian kroner.

Australasia. Our operating expenses in Australasia increased by approximately 3.4% to NOK 1,905 million in the first half of 2005 compared to NOK 1,842 million in the first half of 2004 primarily as a result of higher energy and raw material costs. Production decreased 1.5% due to the regional restructuring project.

Asia. Our share of PanAsia's operating expenses decreased by approximately 9.6% to NOK 1,114 million in the first half of 2005 from NOK 1,232 million in the first half of 2004, mainly due to 8.8% lower production. Energy costs increased but were offset by lower recovered paper costs.

Other Activities. The operating expenses of other industry in Norway increased by approximately 1.8% to NOK 284 million in the first half of 2005 from NOK 279 million in the first half of 2004, which was primarily due to 1% increase in production and an increase in raw material prices.

Operating Earnings

Operating earnings in the first half of 2005 increased by 33.2% to NOK 505 million from NOK 379 million in the first half of 2004. The increase in operating earnings in the first half of 2005 was primarily the result of a gain of NOK 68 million in the value of embedded derivatives in energy contracts and of financial hedging contracts for power which did not affect operating earnings in 2004. Our operating earnings in the first half of 2004 were lower than in the first half of 2005 because of the negative impact of impairments and provisions relating to the restructuring project in Australasia which we incurred in the first half of 2004.

Affiliated Companies

Norske Skog's share of the net loss in NorskeCanada was NOK 81 million of the overall NOK 73 million loss for the first half of 2005, while the share of net earnings at Malaysian Newsprint

Industries made a contribution of NOK 7 million. The loss at NorskeCanada was primarily attributable to the strengthening of the Canadian dollar against the US dollar.

Financial Items

Financial items for the first half of 2005 decreased to NOK 486 million from net financial expense of NOK 533 million in the first half of 2004. The decrease was principally due to lower interest costs.

Earnings Before Taxation

Earnings before taxation was a loss of NOK 54 million in the first half of 2005, compared to a loss of NOK 269 million in the first half of 2004.

Taxation

There were no special tax considerations in the first half of 2005, other than the fact that the change in value for forest properties in Australia is not tax deductible. We received a refund for withholding tax paid in previous years.

Net Earnings

Before taking into account minority interests, net earnings after tax was a loss of NOK 50 million in the first half of 2005, an increase of 66% from net earnings after tax of a loss of NOK 148 million in the first half of 2004. Earnings per share were a loss of NOK 0.38 in the first half of 2005 compared to a loss of NOK 1.12 in the first half of 2004. Per share data in this prospectus have not been adjusted to reflect the issuance of the rights in the Offering; the adjustment factor is 0.9048.

Year Ended December 31, 2004 Compared With Year Ended December 31, 2003 (Norwegian GAAP)

Operating Revenue

Operating revenue in 2004 increased by 5.1% to NOK 25,302 million compared to NOK 24,068 million in 2003. The increase in overall operating revenue is primarily attributable to increased sales of newsprint in Europe.

The following is a discussion of the operating revenue realised by each our business areas and by our other activities.

Europe. Our operating revenues in Europe increased by 5.6% in 2004 to NOK 15,606 million from NOK 14,784 million in 2003. The increase was primarily attributable to a 6% to 7% increase in demand for newsprint in Europe. Operating revenues for our newsprint business in Europe totalled NOK 8,319 million in 2004, an increase of 10.1% over revenues of NOK 7,558 million in 2003. The increase in operating revenues for newsprint was partially offset by decreased prices, which were 4% to 5% lower in 2004 than in 2003 and at their lowest level in 10 years. The one-year contracts with our major clients caused price levels to remain relatively stable throughout the year. Operating revenues for our magazine paper business in Europe increased slightly in 2004 to NOK 7,287 million from NOK 7,226 million in 2003. The increase was primarily attributable to a 4.5% increase in demand for magazine paper in Europe and a 7% increase in demand from the United States, which is an important export market for our magazine paper. The increase in operating revenues from sales of magazine paper was offset by lower prices in 2004, in particular prices for lightweight coated magazine paper, which have declined approximately 25% since 2001, the record year for lightweight coated magazine paper prices.

Production of publication paper in Europe reached record levels at six of our nine mills in Europe, totalling 3.6 million tonnes, which represents an increase of 4.3% over production of 3.45 million tonnes in 2003. Production volumes for magazine paper were marginally lower in 2004 compared to 2003, which was primarily a result of conversion shutdowns at Norske Skog Bruck and Norske Skog Saugbrugs, and the gradual replacement of the Pacopress super calendered grade from Norske Skog Parenco with standard newsprint towards the end of the year. Overall our mills in Europe operated at approximately 94% to 95% of production capacity.

South America. Our operating revenue in South America increased by 4.8% in 2004 to NOK 1,146 million from NOK 1,094 million in 2003, which was primarily attributable to strong growth in demand for newsprint, which grew at a rate of approximately 10% overall compared with the previous

year. The increase in operating revenues was also partially attributable to higher prices for newsprint, which increased by approximately 10% during 2004. Productivity also developed positively at our two mills in South America. After taking into account the termination of our joint venture with Klabin in the spring of 2003 our production nonetheless increased by approximately 2% in 2004.

Australasia. Total operating revenue in Australasia was NOK 4,194 million in 2004, which represents an increase of 4.1% over operating revenues of NOK 4,030 million in 2003. The increase in operating revenue was primarily attributable to strong demand for publication paper, with demand for magazine grades growing by approximately 18% and demand for newsprint and associated grades increasing by approximately 4%. The increase in operating revenue was partially offset by lower prices for newsprint and magazine paper, which are fixed on an annual basis pursuant to the price formulas provided for in our long-term contracts with our largest customers. Pursuant to these contracts, newsprint prices in New Zealand decreased by 4% in January 2004, and in Australia, newsprint prices decreased by 7% in July 2004.

Asia. The operating revenue from our share of PanAsia's operations increased by 10.1% in 2004 to NOK 2,603 million from NOK 2,365 million in 2003, primarily as a result of increased sales of newsprint, higher export prices and healthy demand growth in 2004 in the key export markets of India and Hong Kong. During 2004, PanAsia produced and sold just under 1.4 million tonnes of newsprint, which represents a 10% increase from 2003. The increase in operating revenue was partially offset by decreased demand for newsprint in South Korea, where advertising expenditures have declined as a result of unfavourable economic conditions.

Other Activities. Total operating revenue from other activities increased by 4.1% to NOK 2,233 million in 2004 from NOK 2,146 million in 2003. The increase was primarily attributable to increased sales of particle board and sales of paper by PanAsia on behalf of third parties and energy sold to third parties.

Operating Expenses

Total operating expenses in 2004 increased by approximately 8.9% to NOK 24,545 million from NOK 22,532 million in 2003.

Cost of materials increased by approximately 10.6% to NOK 12,638 million in 2004 compared to NOK 11,424 million in 2003. The increase was partially offset by lower prices for recovered paper in Europe.

Personnel and restructuring costs increased slightly from NOK 3,374 million in 2003 to NOK 3,611 million in 2004.

Depreciation, amortisation and impairments increased marginally to NOK 3,484 million in 2004 from NOK 3,285 million in 2003.

Other operating costs increased by approximately 7.4% to NOK 4,807 million in 2004 from NOK 4,475 million in 2003.

The following is a discussion of the operating expenses incurred by each of our business areas and by other activities.

Europe. Our operating expenses in Europe increased by approximately 9.1% to NOK 14,996 million in 2004 compared to NOK 13,751 million in 2003. The increase in 2004 was primarily due to an increase in production of 4.9% and higher energy costs.

South America. Our operating expenses in South America increased by approximately 3.8% to NOK 1,018 million in 2004 compared to NOK 981 million in 2003 primarily as a result of higher energy costs and the impact of a stronger Brazilian real compared to the Norwegian kroner.

Australasia. Our operating expenses in Australasia increased by approximately 6% to NOK 3,788 million in 2004 compared to NOK 3,575 million in 2003 primarily as a result of a stronger Australian dollar as compared to the Norwegian kroner and an increase in production of 2%.

Asia. Our share of PanAsia's operating expenses increased by approximately 12.8% to NOK 2,443 million in 2004 from NOK 2,165 million in 2003, mainly due to an increase in production of 10% and as increased cost of recovered paper and energy.

Other Activities. The operating expenses of other industry in Norway increased by approximately 10% to NOK 571 million in 2004 from NOK 517 million in 2003, which was primarily due to an 11% increase in production of particleboard by Forestia.

Operating Earnings

Operating earnings in 2004 declined by 50.7% to NOK 757 million from NOK 1,536 million in 2003, which includes the impact of depreciation charges, write-downs and provisions for restructuring in Australasia. Operating earnings excluding the impact of write-downs and provisions for restructuring in Australasia totalled NOK 930 million in 2004, which reflect a decline of 33.6% over operating earnings in 2003 of NOK 1,401 million calculated on a comparable basis. The decline in operating earnings in 2004 was primarily the result of lower prices for newsprint in Europe. Operating earnings were also negatively affected by lower newsprint prices in Australasia. Higher costs for input factors and raw materials also contributed to the decline in our operating earnings in 2004, which was only partially offset by increases in demand for newsprint and magazine paper.

Affiliated Companies

Our share of earnings in affiliated companies was a loss of NOK 41 million in 2004 compared to a loss of NOK 239 million in 2003. The decreased loss in 2004 was primarily due to the improved results of NorskeCanada and currency effects. Our share of the operating loss from our investment in NorskeCanada totalled NOK 44 million in 2004, compared to a loss of NOK 160 million in 2003. The loss at NorskeCanada was primarily attributable to the strengthening of the Canadian dollar against the US dollar and lower sales of newsprint in North America and low prices for newsprint. The loss from affiliated companies was partially offset by our share of net profit of NOK 5 million at Malaysian Newsprint Industries, compared to a net loss of NOK 87 million in 2003.

Financial Items

Net financial expenses for 2004 decreased to NOK 718 million from net financial expense of NOK 1,341 million in 2003. The decrease was principally due to a profit on realised and unrealised foreign currency of NOK 127 million in 2004 compared with a loss of NOK 278 million in 2003.

Earnings Before Taxation

Earnings before taxation were NOK 140 million in 2004, which included NOK 142 million in gain on the sale of forest properties in mid-Norway. The corresponding figure for 2003 was NOK 770 million, which included other items of NOK 814 million, which primarily represent gain on the sale of power stations in Norway.

Taxation

Taxation for 2004 was a net gain of NOK 523 million compared with a cost of NOK 364 million for 2003. The net gain in 2004 primarily resulted from the reversal of NOK 276 million in tax reserves. Company taxes have also been reduced in several countries in which we have operations, and changes in Australian tax rules permitted us to record a step-up in the tax values.

Net Earnings

Net earnings after tax came to NOK 655 million in 2004, an increase of 63% from net earnings after tax of NOK 402 million in 2003. Earnings per share were NOK 4.95 in 2004 compared to NOK 3.04 in 2003. Per share data in this prospectus have not been adjusted to reflect the issuance of the rights in the Offering; the adjustment factor is 0.9048.

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002 (Norwegian GAAP)

Operating Revenue

Operating revenue in 2003 increased by 2.5% to NOK 24,068 million compared to NOK 23,471 million in 2002. The increase in overall operating revenue is primarily attributable to increased sales of newsprint and magazine paper in Europe and Asia. The increase was slightly offset by lower prices for newsprint and coated magazine paper in some of our markets.

The following is a discussion of the operating revenue realised by each our business areas and by our other activities.

Europe. Our operating revenues in Europe increased by 4.9% in 2003 to NOK 14,784 million from NOK 14,087 million in 2002, which was primarily attributable for increased demand for magazine paper. The increase in total operating revenues was partially offset by lower prices for newsprint, which decreased between 7% to 11% in local currencies during 2003, or an average of 4% in Norwegian kroner. Operating revenues for our newsprint business in Europe totalled NOK 7,558 million in 2003, remaining virtually unchanged from operating revenues of NOK 7,556 million in 2002. Operating revenues for our magazine paper business in Europe increased by 10.6% in 2003 to NOK 7,226 million from NOK 6,531 million in 2002. The increase was primarily attributable to higher export sales of magazine paper into the United States and increased demand for magazine paper in Europe.

Our production of newsprint in Europe increased by 6% in 2003 compared to 2002, primarily due to increased export sales to Brazil, which were necessary in order to replace production at Klabin, which ceased newsprint production in April 2003. Production volumes for magazine paper increased by 13% in 2003 compared to 2002 due primarily to increased market share in Western Europe.

South America. Our operating revenue in South America decreased slightly in 2003 to NOK 1,094 million from NOK 1,107 million in 2002, which was primarily attributable to the sharp decline in the value of the Brazilian real against the US dollar offset by higher price levels. Newsprint deliveries in South America declined slightly in 2003 compared to 2002.

Australasia. Total operating revenue in Australasia was NOK 4,030 million in 2003, which represents an increase of approximately 5.9% over operating revenues of NOK 3,807 million in 2002. The increase in operating revenue was primarily attributable to a 6% increase in demand for newsprint. The increase in operating revenue was partially offset by lower prices in Australia, which are fixed on an annual basis pursuant to the price formulas provided for in our long-term contracts with our largest customers. Pursuant to these contracts, prices in Australia were reduced by approximately 4%. Production volumes in Australasia also developed positively in 2003. Prices in New Zealand rose by 3% in 2003.

Asia. The operating revenue from our share of PanAsia's operations decreased by approximately 12% in 2003 to NOK 2,365 from NOK 2,688 in 2002, which was primarily attributable to lower prices and a decline in demand in South Korea. The decline in operating revenue was partially offset by strong demand and stable price levels in China.

Other Activities. Total operating revenue from other activities increased by approximately 11.1% to NOK 2,146 million in 2003 from NOK 1,931 million in 2002. The increase was primarily attributable to increased sales of particle board and sales of paper by PanAsia on behalf of third parties and energy sold to third parties.

Operating Expenses

Total operating expenses in 2003 increased by approximately 1.7% to NOK 22,532 million (including restructuring costs) from NOK 22,165 million in 2002.

Cost of materials increased by approximately 8.2% to NOK 11,424 million in 2003 compared to NOK 10,559 million in 2002.

Personnel and restructuring costs decreased to NOK 3,374 million in 2003 to NOK 4,114 million in 2002.

Depreciation, amortisation and impairments decreased marginally to NOK 3,285 million in 2003 from NOK 3,292 million in 2002.

Other operating expenses increased marginally to NOK 4,475 million in 2003 from NOK 4,406 million in 2003.

The following is a discussion of the operating expenses incurred by each of our business areas and by other activities.

Europe. Our operating expenses in Europe increased by approximately 6.6% to NOK 13,751 million in 2003 compared to NOK 12,898 million in 2002. The increase in 2003 was primarily due to an increase in production of 7.8% and higher costs for input factors and raw materials.

South America. Our operating expenses in South America decreased by approximately 12.1% to NOK 981 million in 2003 compared to NOK 1,116 million in 2002 primarily as a result of a decrease in production of 8.5% and lower depreciation offset by higher energy costs. Costs per tonne increased due to higher energy consumption and tax on energy.

Australasia. Our operating expenses in Australasia increased by approximately 9.6% to NOK 3,575 million in 2003 compared to NOK 3,261 million in 2002 primarily as a result of an increase of 3.5% in production and increased energy and recovered paper prices.

Asia. Our operating expenses in Asia increased by approximately 1.8% to NOK 2,165 million in 2003 from NOK 2,126 million in 2002, mainly due to higher recovered paper prices and higher distribution costs.

Other Activities. The operating expenses of other industry in Norway decreased by approximately 19% to NOK 517 million in 2003 from NOK 635 million in 2002, which was primarily due to the divestment of 13 power plants which was completed in January 2003.

Operating Earnings

Operating earnings in 2003 declined by 26.5% to NOK 1,401 million from NOK 1,906 million in 2002, which does not reflect the impact of the restructuring that we implemented as part of our Improvement 2003 program. The reduction in operating earnings was primarily a result of low prices in most markets and higher raw material prices. On a net basis, operating earnings were also negatively affected by losses relating to the effects of currency hedging.

Affiliated Companies

In 2003, we recorded losses of NOK 160 million and NOK 87 million with respect to our share of the after-tax loss at NorskeCanada and Malaysian Newsprint Industries, respectively, compared to losses NOK 245 million and NOK 58 million, respectively, for 2002. Nordic Paper and other affiliates made a positive contribution in 2003 totalling NOK 8 million.

Financial Items

Net financial expenses for 2003 amounted to an expense of NOK 1,341 million compared with an expense of NOK 405 million in 2002. The increase in net financial expense was primarily attributable to a loss of NOK 278 million relating to currency hedging. Net financial expenses in 2002 also included a currency hedging gain of NOK 893 million.

Earnings Before Taxation

Earnings before taxation were NOK 770 million in 2003, compared to NOK 806 million in 2002.

Taxation

Tax cost amounted to NOK 364 million in 2003, as compared to a tax gain of NOK 362 million in 2002 from large one-time items.

Net Earnings

Net earnings after tax were NOK 402 million in 2003, a decrease of 65% compared to net earnings after tax of NOK 1,162 million in 2002. Net earnings were affected by a number of one-time items in 2003. In 2003 our gain on the sale of our power stations was NOK 907 million before tax and NOK 465 million after tax. The book value of the Australian forests in Tasmania was written down by NOK 84 million, while the value of our holding in Malaysian Newsprint Industries was written down by NOK 38 million in 2003. In 2002, a restructuring provision of NOK 600 million was made. In 2003, NOK 135 million of this provision was transferred back. In addition, earnings in 2002 also included a one-time gain of NOK 175 million relating to the sale of forest properties in southern Norway and Sweden.

Liquidity and Capital Resources

To date, we have generally funded capital expenditures through a combination of cash flow, capital increases and debt. Historically, we have generated cash flow primarily through our operations. Net cash flow from operations amounted to NOK 1,111 million for the six months ended June 30, 2005, and

NOK 2,948 million in the full year 2004 compared to NOK 2,973 million in the full year 2003. We have credit facilities (primarily denominated in euros and US dollars) to fund capital expenditures and for working capital purposes.

Our total capital investment during the first half of 2005 was NOK 1,019 million or approximately 67.7% of depreciation. Our total capital investment during the full year 2004 was NOK 1,981 million or approximately 59% (under Norwegian GAAP) of depreciation compared to capital investment of NOK 1,200 million in 2003, or 36.5% of depreciation. We intend to maintain a capital expenditure to depreciation ratio of approximately 50% to 70% in the longer term. Capital expenditure for these purposes includes current investments in maintenance and the upgrading of paper machines but excludes any strategic investments (including new paper machines) that we may make in the future. A study analysing the possibility of constructing a second newsprint machine at the mill in Pisa, Brazil has just been completed. The final decision is pending certain local tax and regulatory issues which must be cleared before a final decision is made. The decision to start the execution phase will not be made in 2005.

In June 2004, our Board of Directors approved an extensive restructuring of our operations in Australasia that will involve total capital expenditures of approximately NOK 750 million. This project is scheduled to be finalised during 2006, and roughly NOK 60 million of the total capital expenditure was incurred in 2004 and NOK 185 million in the first half of 2005. In addition, in 2004 our Board of Directors approved a plan to expand the TMP plant at Norske Skog Walsum, which will involve capital expenditures of approximately NOK 220 million. The expansion of the TMP plant is expected to commence during the second half of 2005.

We believe that, based on our current expectations regarding our results of operations and cash flow, our ability to borrow in the Norwegian and international capital markets and the expected proceeds of this Offering, we will have sufficient liquidity and capital resources to meet all of our current and planned capital expenditures.

We use the surplus cash flow generated by our operations mostly to repay loans. At June 30, 2005, we had assets of NOK 45,687 million and consolidated interest-bearing liabilities of NOK 18,955 million. As at June 30, 2005, our one-half portion of PanAsia's debt accounted for approximately 10.4% of our total debt. However, assuming we held at June 30, 2005 100% of the outstanding shares in PanAsia, our consolidated interest-bearing liabilities would have been NOK 20,922 million. PanAsia's debt would have accounted for approximately 19% of our total debt. Our equity capital excluding minority interests decreased by NOK 244 million from NOK 19,009 million at December 31, 2004 to NOK 18,765 million at June 30, 2005 primarily due to payment of dividends. The decrease in equity capital had a negative effect on our gearing ratio. Our gearing ratio (that is, the ratio of our net interest-bearing liabilities to shareholders' equity excluding minority interests) at the end of the second quarter of 2005 was 0.94 compared to 0.88 (under IFRS) at December 31, 2004. Our target gearing ratio is 0.90 or less over a rolling five year period.

Credit Facilities, Term Loan Facilities and Corporate Bonds

Credit Facilities and Term Loan Facilities

As a part of our long-term financing arrangements, we have several syndicated revolving credit facilities and term loan facilities, which include the following:

- €400 million multicurrency revolving credit facility, with €96 million maturing in 2007 and €304 million maturing in 2009;
- $500 million revolving credit facility due April 2009; and
- €500 million term loan due January 2010, supported by a syndicated guarantee facility.

We have also established bilateral facilities totalling US$37 million with two regional banks based in Chile. These facilities mature in one to two years. We have several bilateral loans with Nordic Investment Bank ("NIB") maturing between 2007 to 2011. In addition, we have several additional small loan and credit facilities. All these loans bear a margin over LIBOR. The NIB loans has six months interest periods, while the syndicated credit facilities gives the option of 1, 2, 3, 4, 5, 6 or 12 months interest periods. The two bilateral loans in Chile have interest periods of 3, 6 or 12 months.

We intend to assume PanAsia's net interest-bearing debt, which totaled approximately US$275 million (approximately NOK 1.8 billion) at June 30, 2005. However, should any waivers be required and not

granted, we have agreed on the terms of a multicurrency facility of US$600 million with Deutsche Bank and Nordea which we may use to refinance part or all of PanAsia's existing debt.

Norwegian and International Bonds

As of June 30, 2005, we have NOK 3.3 billion outstanding in the Norwegian bond market. We have six outstanding domestic bonds, which have floating interest rates at a margin of 0.70 to 0.95% over NIBOR. We also had NOK 600 million in domestic commercial paper outstanding as of June 30, 2005. During 2004, the holders of two outstanding bond loans were offered the opportunity by Norske Skog to swap their holdings for holdings in new loans with a longer term to maturity. Overall, this resulted in the repurchase of bonds totalling NOK 925 million maturing in 2006. At the same time, three new bond loans were issued, of which NOK 725 million matures in 2009 and NOK 200 million in 2014.

As of June 30, 2005, we have three bonds outstanding in the international bond market. The total outstanding amount is NOK 6.6 billion. The bonds were issued in 2001 and 2003 and mature in 2011, 2015 and 2033 respectively. These have fixed interest rates.

Our existing bank facilities and bonds are not subject to any margin increase if our corporate credit rating should be downgraded by either Moody's or Standard & Poor's. As of September 15, 2005, our long-term credit ratings were Baa3 from Moody's and BBB- from Standard & Poor's, both with stable outlook.

Capital Commitments

The following table gives information as to the total amount drawn on our different funding sources and 50% of PanAsia's debt as of June 30, 2005.

Funding Instruments	**Total**	**%**
	(NOK in millions)	
Short-term Debt (including commercial paper)(1)	796	4.2
Bilateral Loans(1)	1,765	9.3
Syndicated loans(1)	4,515	23.8
Bonds(1)	9,912	52.3
Total Norske Skog(1)	16,988	
PanAsia Debt (50%)	1,967	10.4
Total	18,955	100.0

(1) Excludes our proportionate share of PanAsia's debt.

The following table sets forth the scheduled repayments of principal on our borrowings and 50% of PanAsia's borrowings as of June 30, 2005.

Year	**Norske Skog(1)**	**PanAsia (50%)**	**Total repayment**
		(NOK in millions)	
2005	823	226	1,049
2006	1,295	298	1,593
2007	1,728	395	2,123
2008	185	132	317
2009	1,610	440	2,050
2010	4,029	279	4,308
2011	3,958	113	4,071
2012-14	200	84	284
2015	1,429	—	1,429
2033	1,309	—	1,309
Total	16,566*	1,967	18,533

* Bond discount/premium of NOK22 million and NOK400 million in fair value adjustment for hedged debt not included.

(1) Excludes our proportionate share of PanAsia's debt.

We sold our head offices located in Bærum, Norway in 2001, and currently rent the premises for an annual rental expense of NOK 16.0 million. Under the terms of the lease, we are entitled to terminate the lease after five or ten years and have the option to purchase the property after 20 years. Other than as stated in the notes to our financial statements, we do not have any material operating leases or capital lease obligations.

Risk Management

We are exposed to unforeseen events worldwide that may affect our results of operations. As a result, we have established an integrated company-wide risk management policy across functions and national boundaries in order to reduce this uncertainty.

We seek to create shareholder value by formulating an integrated company-wide risk management policy that anticipates changes in our financial, legal and business environment and allows us to better understand and prioritise risks that affect our business. Our company-wide risk management is divided into four main categories: financial, hazard, operational and strategic risks. Our goal is to protect the company against unexpected losses, while securing stable earnings in order to create value for our shareholders.

We have established key functions, each of which is responsible for identifying, quantifying, analysing and mitigating various risks in accordance with guidelines that have been approved by our Board of Directors. Responsibility for following up and monitoring company-wide risk management lies with our Corporate Risk Management department.

Currency Risk

Due to our position as one of the most international paper and pulp companies worldwide with a significant cost base in Norway, we incur significant costs in Norwegian kroner while our sales are predominantly in foreign currencies.

We use various financial instruments to hedge this exposure, and seek at all times to hedge between 50% and 100% of our expected currency exposure during the coming year. The hedging instruments we use are forward foreign exchange contracts and currency options, currency swaps, cross-currency swaps, interest rate swaps and loans denominated in foreign currencies.

In the first two quarters of 2005, the strengthening of the Norwegian kroner as compared to average foreign exchange rates in the first two quarters of 2004 had a negative impact on our operating earnings of approximately NOK 139 million. However, translation differences on accounts receivables and payables had a positive impact of approximately NOK 29 million as of June 30, 2005. Our loss on hedging transactions related to cash flow was approximately NOK 67 million as of June 30, 2005.

We are exposed to currency risk in the following areas:

- balance sheet risk, where assets and debt valued in foreign currencies have to be translated into Norwegian kroner on our balance sheet; and
- transaction risk, which arises as a result of our positive cash flow being predominantly in foreign currencies, while our negative cash flow is predominantly in Norwegian kroner.

Balance Sheet Risk

Balance sheet risk arises when our accounts are consolidated in Norwegian kroner and translation differences arise on assets and debt denominated in foreign currencies. The value of our assets and debt are adjusted for this translation difference, thereby affecting important key ratios such as our gearing ratio (net interest-bearing debt to equity). Balance sheet risk is managed by ensuring that our net debt is denominated in a mix of currencies in which we also hold assets, in order to reduce fluctuations in key financial ratios resulting from currency rate movements. For practical reasons, we also use forward contracts to reduce our balance sheet risk.

We follow the requirements for hedge accounting under IFRS.

The following table shows the balance sheet effect of changes in exchange rates during the six months ended June 30, 2005.

	NOK millions
Asset increase	724
Debt increase	381
Equity increase	343

The table below shows the equivalent in Norwegian kroner of our debt in foreign currencies, as well as the balance sheet mix per currency, as of June 30, 2005.

	Net assets before interest-bearing debt	Net local interest bearing debt	Norske Skog debt	Financial derivatives	Total hedges	Balance sheet exposure after hedging
			(NOK in millions)			
Norwegian kroner	8,860	297	(4,787)	4,776	286	9,146
US dollars	4,400	(889)	(6,517)	3,610	(3,796)	604
Euros	10,961	(252)	(4,488)	(3,717)	(8,457)	2,504
British pounds	(21)	—	—	—	—	(21)
Danish kroner	(22)	62	—	—	62	40
Swedish kroner	2	(71)	—	96	24	26
Swiss francs	—	—	—	—	—	—
Japanese yen	—	—	—	—	—	—
Australian dollars	4,234	51	—	(3,671)	(3,620)	614
Canadian dollars	1,653	—	—	(801)	(801)	852
Czech koruna	287	21	—	—	21	308
Thai baht	218	(10)	—	(64)	(73)	145
South Korean won	3,138	(995)	—	(396)	(1,391)	1,747
New Zealand dollars	2,986	5	(119)	118	4	2,990
Total	36,696	(1,781)	(15,911)	(49)	(17,741)	18,955

Transaction Risk

We are also exposed to the risk of currency fluctuations as a result of our cash flows in foreign currencies being translated into Norwegian kroner. Cash flows in foreign currencies consist of cash flow from operations, asset sales and investments, as well as cash flow related to financing activities. The value of expected future cash flows in Norwegian kroner is affected by changes in foreign exchange rates.

Our policy is to hedge between 50% to 100% of the following 12-month period's expected net cash flow from operations per currency. Our aim is to even out the effect of currency fluctuations on our cash flow and to make it easier to predict our future earnings. For additional information about exchange rate risks see "Part I: Summary; Risk Factors; Proposed Acquisition of Remaining Interest in Panasia and Use of Proceeds—Risk Factors—Risks Relating to our Business and Our Industry—Exchange rate fluctuations could negatively affect our financial condition and results of operations".

Interest Rate Risk

There is a correlation between economic trends and interest rate movements, with interest rates falling during an economic downturn and rising in an economic upswing. We seek to structure the fixing of interest rates on our loans in a manner so that interest costs partly offset changes in revenue as a consequence of changes in the economic climate. To a large extent, our loans have floating interest rates that are fixed for periods of less than one year. Limits are set for fixing interest rates per currency. We also use derivative instruments to hedge interest rate risks.

The following table sets forth our net interest cost and our average rate of interest for the periods indicated.

	For the six months ended June 30, 2005	2004
Net interest cost (NOK millions)	357	389
Average interest cost (%)	4.2%	4.2%

Energy Price Risk and Hedging Activities

Energy is one of our most significant input factors, and we rely on outside suppliers for most of our energy needs globally. A major part of our global energy demand is hedged through long-term contracts. Some of these contracts include embedded derivatives. We also use some financial instruments for limited parts of our hedging. All embedded derivatives that are not closely related to the underlying energy price and all financial energy contracts are measured at fair value and presented in the balance sheet. We do not use hedge accounting on energy contracts.

Hedging is greater in those regions where prices fluctuate the most. The hedging ratio represents a trade-off between risk exposure and opportunities to take advantages of shorter-term price drops. We monitor our risk through detailed routines relating to the limits for contract hedging and position-taking in the use of hedging instruments. We have a policy which limits for hedging our demand for the next three calendar years.

	Limits for hedging positions		
	2006	2007	2008
Norway	80%–100%	80%–100%	80%–100%
Continental Europe	50%–100%	25%–100%	10%–100%
Australasia	90%–100%	90%–100%	90%–100%
South America	90%–100%	90%–100%	90%–100%

Liquidity Risk

We have a policy of maintaining a minimum liquidity reserve of 20% of operating revenue, which as at June 30, 2005 amounted to NOK 6,400 million. The liquidity reserve consists of available liquidity (cash and cash equivalents) as well as committed credit facilities with banks. We maintain a minimum of NOK 500 million in cash reserves that are held either in bank deposits or liquid commercial paper or bonds.

Credit Risk

To manage the risk of losses on accounts payable, we have developed clear guidelines for credit control per customer. Internal credit ratings and credit lines are set for each customer, based on financial quality. In cases where the risk is high, credit insurance, or other hedging instruments, are considered where applicable.

PART IV: OUR BUSINESS; MANAGEMENT AND CORPORATE GOVERNANCE; PRINCIPAL SHAREHOLDERS

OUR BUSINESS

General

We are one of the leading global publication paper companies in the world. We are the second largest producer of newsprint and the fourth largest producer of magazine paper in the world based on production capacity as at August 31, 2005, with annual production capacity of 5.1 million tonnes of newsprint and 1.5 million tonnes of magazine paper. Capacity for these purposes includes 50% of the capacity of PanAsia as well as our proportionate shares of NorskeCanada and Malaysian Newsprint Industries. We are the parent company of the Norske Skogindustrier ASA group. Our headquarters are located in Bærum, Norway and through our subsidiaries, joint ventures and interests in other companies, we wholly or partly own 24 mills in 15 countries on five continents.

While geographically diverse, we are strategically focused on the production, marketing and distribution of publication paper. Publication paper includes newsprint and magazine paper, and these represented approximately 97% of our 2004 net sales. Our principal markets for our newsprint products are Europe, Australasia, Asia and South America. Additionally, we are present in North America as the largest shareholder with a 29.4% stake in NorskeCanada. Our principal markets for our magazine paper products are Europe and North America.

Since the early 1990s, we have grown from being a regional producer of a variety of paper, pulp and timber products to a global company focused on publication paper. During this period, we have divested nearly all units outside our core business and expanded our annual publication paper production capacity from 1.3 million tonnes in 1991 to 6.6 million tonnes as of August 31, 2005. If we successfully complete the acquisition of PanAsia, our annual publication paper production capacity will increase to 7.5 million tonnes.

Our total assets were NOK 45,687 million as at June 30, 2005. In 2004, we had operating revenue of NOK 25,302 million and operating earnings of NOK 757 million, which includes the impact of depreciation charges, write-downs and provisions for restructuring our operations in Australasia. As at September 22, 2005, our market capitalisation was NOK 13,647 million.

We operate primarily in four geographic regions:

- Europe where we have nine wholly-owned paper mills in Norway, France, Austria, Germany, The Netherlands, and the Czech Republic
- South America with two wholly-owned paper mills in Chile and Brazil
- Australasia with three wholly-owned paper mills in Australia and New Zealand
- Asia with our 50% interest in PanAsia, which has five paper mills located in China, South Korea and Thailand. As described in "Part I: Summary; Risk Factors; Proposed Acquisition of Remaining Interest in PanAsia and Use of Proceeds", we intend to use the proceeds of the Offering to purchase the remaining 50% interest in PanAsia. We also have a 33.65% interest in Malaysian Newsprint Industries, a Malaysian newsprint producer operating one paper mill.

In addition, we have a significant minority stake of 29.4% in NorskeCanada, the third largest producer of publication paper in North America, which has operations in North America comprising four publication paper mills in Canada (two of which also produce pulp). We also have a 45% minority stake in Norwegian-based Nordic Paper, producing greaseproof paper, and a wholly-owned subsidiary, Forestia, which produces particle board in Norway.

Our Business Strategy

Our most important governing document is titled "Vision, Values, Goal and Strategy". Our Board of Directors adopted a revised version of this document in 2004, and expanded it to include our core values: openness, honesty and cooperation.

Our vision is to be recognised as a world leader in the paper industry, while our goal is to deliver the best shareholder value in the paper industry. To achieve this, we have defined three primary strategic objectives:

- Norske Skog will be a low-cost producer;
- Norske Skog will pursue profitable growth; and
- Norske Skog will focus on its core business.

Norske Skog will be a low-cost producer

A low delivered cost of quality products is crucial to being competitive in the paper market. We aim to accomplish the following strategic objectives:

- to use capital effectively to develop a cost-competitive mill portfolio;
- to take advantage of our global presence to grow production capacity where we can achieve the lowest delivered-cost to our markets; and
- to focus our innovative capability and research and development resources on reducing costs and improving quality.

We continually evaluate the cost efficiency of our production assets. With respect to our less efficient production assets, we may make selected investments to achieve operational improvements; we may make selective closures of such assets and either replace them with machines, mills and other production assets of greater efficiency, or make such closures as part of a reduction in our aggregate capacity in regions where we anticipate limited future growth.

Also due to our position on five continents, we are able to evaluate the trade flows of our products between regions to achieve lower delivered-cost to our markets.

Norske Skog will pursue profitable growth

Company size and share liquidity are necessary in order to attract investors in the international capital market, which means we aim to:

- grow both organically and through acquisitions;
- take advantage of our positions in regions where market growth is high; and
- maintain financial flexibility throughout the business cycle.

Over the past decade, our business has grown rapidly and we have become a global company focused on the production of publication papers. A significant amount of our growth has been attributed to the acquisition of several publication paper businesses. Our success in integrating these businesses into our existing operations has provided us with considerable experience, particularly with publication papers, and has demonstrated our ability to realise cost efficiencies and operational improvements both regionally and globally. We have utilised our experience gained in these integration efforts to create a set of best practice procedures in order to standardise practices across mills and enhance operational efficiency.

Norske Skog will focus on its core business

Focusing management attention and capital on the core business is important for attaining a leading market position and economies of scale. For these reasons, we will:

- focus on our core business of newsprint and magazine papers;
- assess opportunities to extend our core business if this contributes to profitable growth; and
- build on our core competence in the international paper industry.

We believe that by concentrating our resources and capital on a narrow range of products, we have developed a high level of proficiency at manufacturing and a deep knowledge of our customer base and the market. We developed this strategy more than seven years ago and have systematically divested non-core assets, acquired strategic businesses involved in the production of publication papers and built new assets dedicated to the production of publication paper. In the first half of 2005, approximately 97% of our net sales were from publication paper compared to 64% in 1995.

Competitive Strengths

Significant presence on five continents

We have become one of the world's most global paper companies with 24 mills in 15 countries and on five continents (which includes the mills of PanAsia, Malaysian Newsprint Industries and NorskeCanada). Assuming the successful completion of our acquisition of PanAsia, we expect to be the third largest publication paper producer globally based on production capacity and have a substantial market share in each of the regions in which we operate. Local presence gives us the ability to manufacture and distribute on a regional basis, reducing transportation costs. Further, our proximity to our customers increases the potential for service agreements and integrated sales and distribution systems.

The following table sets forth our relative ranking and share of capacity for newsprint and magazine paper in our principal markets globally and by region as of August 1, 2005.

Product/Region	Ranking[1]	Share of capacity[1]
Publication paper globally:	4th[2]	9%[2]
Region:		
Europe newsprint	3rd	15%
Europe magazine paper	3rd	9%
South America newsprint	1st	35%
Australasia newsprint	1st	98%
Asia (excluding Japan) newsprint	1st[3]	28%[3]
North America newsprint	3rd[4]	7%[4]

Capacity figures in the table above are based on PPPC's yearly forecast figures for 2005.

(1) Management estimates based on production capacity located in the specified region.

(2) Including our proportionate ownership share of the capacity of PanAsia (50%), Malaysian Newsprint Industries (33.65%) and NorskeCanada (29.4%).

(3) Including the full capacity of PanAsia and our proportional share of the capacity of Malaysian Newsprint Industries.

(4) Based on the capacity of NorskeCanada.

Leading position in growing markets

We have continued to enhance our position in the fast growing regions of Asia, through our holding in PanAsia, and also in South America. After the acquisition of the remaining 50% of PanAsia, 25% of our production capacity will be located in Asia. In the first half of 2005 we generated 18.4% of our operating profits before depreciation in South America and Asia, based on our current 50% interest in PanAsia. If we successfully complete the acquisition of the remaining share of PanAsia that we do not currently own, the importance of the Asia region in our consolidated financials will increase.

We expect to achieve higher levels of profitability in the growing markets of South America and Asia than in the other markets we operate in because of our modern paper machines, our low operating costs and our proximity to our customers.

Cost-efficient production and competitive assets

We strive to produce and supply our products on the most cost-efficient basis within each region where we are present. We expect to accomplish this goal by reducing our cost of production and by developing and focusing on the products we are able to produce most competitively. Reductions in our production costs should arise from economies of scale, continuous operational improvements, use of the lowest cost raw materials available within each region where we operate and cooperation among the regions to optimise trade flows. For example, we have access to low cost fibre in South America and Australasia. Additionally, we prioritise our capital expenditure in order to focus on our competitive assets. We intend to maintain a capital expenditure to depreciation ratio of approximately 50% to 70% in the longer term. Capital expenditure for these purposes includes current investments in maintenance and the upgrading of paper machines but excludes any strategic investments (including new paper machines) which we may make in the future.

Our management's proven track record

Since the mid-1990s, our management team has successfully carried out the strategy of transforming Norske Skog into a global company, focusing on our core areas of business, newsprint and magazine paper. In addition to many years experience with us and in our industry, our management has a proven track record since the mid-1990s of integrating acquisitions of other companies into our business as a whole. These acquisitions have included Norske Skog Bruck GmbH, Norske Skog Steti, Norske Skog Walsum GmbH and Norske Skog Parenco B.V. in Europe and Fletcher Challenge with operations in Australasia, South America and North America. Our management also established PanAsia during this period. This history of well-managed transitions by our management team is a strength we will draw upon as our business continues to grow and we integrate future acquisitions.

Company History

We were founded in 1962 by the Norwegian forest owners association in cooperation with private and public interests. However, we can trace our roots back to the late nineteenth century to certain businesses that now form a part of our company. In 1966, we commenced production of newsprint at our first paper machine, a fully integrated newsprint mill located in Skogn, Norway and by 1989, we had become the sole publication paper producer in Norway, after leading the industry consolidation. During the 1990s, we began to expand our operations outside of Norway and into Europe. Since 1999, through acquisitions and the creation of joint ventures, we have become a global publication paper company, with operations in all the major paper producing regions of the world. At the same time as we have been expanding our operations, we have also been concentrating this expansion on our core areas of newsprint and magazine papers. As a result, we have sold non-core operating units over the last several years.

We are a public limited company subject to the Norwegian Public Limited Companies Act, and our registration number is 911 750 961.

Industry Overview

The paper products industry is an international, capital intensive and highly competitive industry with several large global producers and many smaller regional producers. The industry has grown at a rate similar to that of global general economic growth over the past two decades. The industry is characterised by volatile pricing and profitability caused by imbalances between supply and demand. Due to the large amount of capital required for the construction of new paper production capacity and the long lead-time required to plan and complete new production facilities, it is a challenge to adapt capacity levels to meet changing demand.

During the past several years, the publication paper segment, which includes newsprint and magazine paper, has experienced the greatest amount of consolidation globally in comparison to other paper grades. Norske Skog's paper products are entirely publication paper grades.

Paper is primarily comprised of pulp, fillers and coating pigments. Pulp can be produced from mechanically processed wood (resulting in mechanical pulp), from chemically processed wood (resulting in chemical pulp) or from processed recovered paper (resulting in recycled pulp). Major grades of publication paper include newsprint, directory paper, uncoated magazine paper (supercalendered or "SC" paper) and coated magazine paper (lightweight coated "LWC" paper). Paper grades that contain mainly chemical pulp include fine paper grades and packaging paper.

Sources of wood for the production of pulp include logs and wood chips. Wood pulp can be made from softwood, such as pine or spruce, or hardwood, such as birch, aspen or eucalyptus. Softwood pulp contains long fibres, which add strength to paper. Hardwood pulp contains short fibres, which add bulk, opacity and smoothness to paper. Chemical pulp is generally produced through a process known as the sulphate or "kraft" process. Kraft pulp retains the strength of the wood fibres better than mechanical pulping. Because of the combination of long fibres and the chemical process, softwood kraft pulp is the strongest pulp available. Pulp may be either bleached to add brightness or unbleached.

Historically, both newsprint and magazine paper have been considered a late cyclical paper grade where changes in pricing will lag behind changes in pulp and fine paper prices and has shown somewhat less price volatility than other paper grades.

Locations of Operations

We operate our business primarily in four geographic regions. These regions are Europe, South America, Australasia and Asia, which includes our interests in PanAsia and Malaysian Newsprint Industries. In addition, we are the largest shareholder in NorskeCanada, which has operations in North America.

The following table provides information as to our annual production capacity by grade in each region as of August 31, 2005.

	Number of paper machines	Capacity[1]
		(tonnes)
Europe:		
Newsprint	13	2,430
Magazine Paper	7	1,395
	20	3,825
South America:		
Newsprint	2	310
Australasia:		
Newsprint (based on 48.8 gsm)	6	945
Asia:		
PanAsia—Newsprint and Groundwood (50%)	10	895
Malaysian Newsprint Industries—Newsprint (33.65%)	1	85
North America:		
NorskeCanada—Newsprint (29.4%)	11	475
NorskeCanada—Magazine Paper (29.4%)	1	65
NorskeCanada—Market Pulp (29.4%)	—	150
NorskeCanada—Other (kraft paper) (29.4%)	1	40
Total Newsprint	43	5,140
Total Magazine paper	8	1,460
Total Publication paper	51	6,600
Total Norske Skog other paper capacity		40
Total Norske Skog market pulp capacity		150

(1) Capacity figures include 50% of the capacity of PanAsia, and our proportionate share of the capacity of NorskeCanada and Malaysian Newsprint Industries and, except where noted, are based on 45 gsm.

The following table shows our operating revenue by region for the periods indicated.

	For the six months ended June 30,		For the year ended December 31,	
	2005	2004	2004	2003
	(NOK millions)			
Europe	7,526	7,548	15,606	14,784
South America	571	518	1,146	1,094
Australasia	1,975	2,114	4,194	4,030
Asia	1,197	1,313	2,603	2,365
Other activities/eliminations	925	821	1,753	1,795
Total	12,194	12,314	25,302	24,068

Europe

We are the third largest producer of newsprint in Europe based on annual production capacity and the third largest producer of magazine paper in Europe. Our operations in Europe accounted for 61.7% of our operating revenue and 69.1% of operating earnings in the first half of 2005. In Europe we delivered 3.6 million tonnes of publication paper in 2004 and 1.7 million tonnes in the first half of 2005.

Production Facilities. We have nine paper mills in Europe located in Norway, France, Austria, Germany, The Netherlands, and the Czech Republic with an annual production capacity of 3.8 million tonnes as of August 31, 2005, including 2.4 million tonnes of newsprint and 1.4 million tonnes of uncoated magazine paper and coated magazine paper.

The following table shows information relating to our production capacity and mills in Europe as of August 31, 2005.

	Location	Ownership	Number of paper machines	Main paper grade	Total capacity
					(tonnes)
Newsprint:					
Skogn	Norway	100%	3	Newsprint	580,000
Follum	Norway	100%	2	Newsprint	275,000
Union	Norway	100%	2	Newsprint	265,000
Golbey	France	100%	2	Newsprint	610,000
Bruck	Austria	100%	1	Newsprint	120,000
Steti	Czech Republic	100%	1	Newsprint	130,000
Parenco	The Netherlands	100%	2	Newsprint	450,000
			13		2,430,000
Magazine Paper:					
Saugbrugs	Norway	100%	3	Magazine (SC) paper	560,000
Follum	Norway	100%	1	Magazine (MFP) paper	135,000
Bruck	Austria	100%	1	Magazine (LWC) paper	255,000
Walsum	Germany	100%	2	Magazine (LWC) paper	445,000
			7		1,395,000
Total Europe			20		3,825,000

Raw Materials. The principal raw material used by our European operations is pulp, which is made from wood or recovered paper such as old newspapers and old magazines.

In 2004, 36% of our wood requirements in Europe came from Norwegian timber, 33% from non-Norwegian timber and 31% from sawmills in the form of woodchips. Our timber purchases represented approximately 23% of the timber harvested in Norway in 2004. We purchase timber in Norway pursuant to one-year contracts. In Norway, we obtain recovered paper through long-term contracts with local communities. At our other European paper mills we obtain recovered paper from multiple sources in Central Europe.

The primary types of pulp we use for the production of publication paper are TMP, other types of mechanical pulp, recycled pulp and small amounts of chemical pulp. In 2004, we estimate that 59% of our European pulp requirements were met by internally produced TMP and other types of mechanical pulp, 34% by recycled fibre and 7% by chemical pulp purchased from third parties.

Sales and Distribution. Our operations in Europe generally sell their products to newspaper publishers, publishing houses and printers. By sales, the top three countries for our products in Europe are Germany, the United Kingdom and France. These three countries together comprised 41% of our European operations' sales in 2004.

The distribution of our European operations' sales by product in 2004 was comprised of 53% newsprint (improved and standard) and 47% magazine paper.

Our European operations sell their products directly to our customers through a sales force based in each of the countries in which we have significant sales. Exports from our European operations are sold by our sales agents and distributors outside of Europe.

We have a well-diversified customer base with our ten largest customers accounting for approximately 16% of our European operations' sales in 2004. Our price contracts with our newsprint customers, and most of our price contracts for uncoated magazine paper, are generally of a one-year duration.

Competition. The market for publication paper is highly competitive. Our principal competitors in Europe in newsprint include Stora Enso Oyj, UPM-Kymmene Oyj and Holmen AB. Our principal

competitors in Europe in uncoated magazine paper include UPM-Kymmene, Stora Enso, Myllykoski Group and Svenska Cellulosa AB SCA (publ). Our principal competitors in Europe in coated magazine paper include UPM-Kymmene, Stora Enso, M-real Corporation, Cartiere Burgo SpA and Myllykoski Group.

South America

Our operations in South America are comprised of our 100% interest in the PISA newsprint mill in Brazil and our 100% interest in the Papeles Norske Skog Bio Bio, S.A. paper mill in Chile. Our operations in South America accounted for 4.7% of our operating revenue and 10.9% of our operating earnings in the first half of 2005. Our operations in South America delivered 137,000 tonnes of newsprint in the first half of 2005 and 297,000 tonnes in 2004.

In 2000, we entered into a three year, 50:50 joint venture agreement with Klabin S.A. in Brazil for the production of newsprint. Following the termination on March 31, 2003 of our 135,000 tonnes per year Norske Skog Klabin newsprint joint venture, we have been providing Brazilian customers with paper produced by our operations in Europe. The mill is now owned by Klabin and is no longer being used to produce newsprint. Thus, the mill is not in competition with our newsprint products in South America.

South America is a market in which there are only a few small domestic newsprint producers. We estimate domestic production is only able to supply about half the demand for newsprint in South America. Large North American newsprint producers compete with local producers to satisfy local demand. Our South American mills have a significant delivered cost advantage compared to our North American competitors due to their proximity to their customers and access to an ample supply of low-cost wood.

Production Facilities. We are the largest producer of newsprint in South America based on annual production capacity, with a total of 310,000 tonnes of newsprint production capacity from two paper mills.

The following table provides information on our production capacity and mills in South America as of August 31, 2005.

	Location	Ownership	Number of paper machines	Main paper grade	Total capacity
					(tonnes)
PISA	Brazil	100%	1	Newsprint	185,000
Bio Bio	Chile	100%	1	Newsprint	125,000
Total South America			2		310,000

A main study to construct a new paper machine (PM2) at PISA in Brazil has just been completed. A final decision will not be made until certain local tax and regulatory issues, among others are determined. The decision to start the execution phase will not be made in 2005. Brazil imports about two-thirds of its newsprint requirements and the whole of South America currently imports about half of its newsprint requirements. Brazil also has major cost advantages compared with other locations for new production capacity. That relates primarily to roundwood, since wood supplies are available from nearby forest plantations. Other unit cost items are also favourable compared to Europe or North America. A possible implementation of the project would be viewed in conjunction with phasing out higher-cost newsprint capacity elsewhere in the world.

Raw Materials and Suppliers. PISA consumes approximately 360,000 cubic meters of wood and 9,000 tonnes of kraft pulp. Its supply of raw materials is maintained through long-term contracts with local suppliers.

PISA uses internally produced TMP and other types of mechanical pulp and purchases some chemical pulp from third parties. In 2004, 96% of PISA's pulp requirements were from TMP and 4% from chemical pulp. Bio Bio sources all of its wood requirements from third parties. As Bio Bio operates in a region of Chile that has a substantial surplus of pulpwood, much of which is exported, it is able to purchase its fibre requirements under short-term fibre supply contracts at local market prices. In 2004, almost all of Bio Bio's pulp requirements were from internally produced groundwood pulp with a small percentage from chemical pulp purchased from third parties.

Sales and Distribution. Our operations in South America generally sell their products to newspaper publishers and commercial printers across South America. In 2004, 99% of our products produced in South America were sold within South America. In 2004, the ten largest customers of our South American operations accounted for approximately 35% of its sales. By sales, the top two countries for our South American products are Brazil and Chile, which together comprised 79% of the sales of our operations in South America. In addition, we sell in Brazil newsprint produced in France, Norway and The Netherlands to replace the capacity from the termination of the Klabin joint venture.

PISA's production is sold principally for the local Brazilian market with some minor exports to other South American countries. In Chile, Bio Bio produces newsprint and other publication paper grades. The mill serves many of the major publishers in the region, with approximately 35% of production sold in Chile and the remainder sold to Peru, Ecuador, Colombia, Argentina, Brazil, Bolivia Uruguay and Paraguay. Bio Bio has entered into short-term supply arrangements with a number of regional commercial and telephone directory publishers.

We make most of our sales in South American through our own sales organisation, although a small portion our sales in this region is carried out by our agents.

Competition. Domestic competition among the South American producers of newsprint is limited, as they tend to be small and serve only customers in their surrounding area. Other South American producers include Empresas CMPC (Inforsa), Papel Prensa and Papeles Concepsion. However, our main competitors are Abitibi and Bowater Incorporated, who export newsprint from North America to South America.

Australasia

Our operations in Australasia were acquired from Fletcher Challenge Paper in 2000 and consist of the production and supply of newsprint and related products to Australia and New Zealand. In 2004, our market share of newsprint and related products was approximately 81% in Australia and around 95% in New Zealand based on total volume sold. Our operations in Australasia accounted for 16.2% of our operating revenue and 13.9% of our operating earnings in the first half of 2005. Our operations in Australasia shipped 422,000 tonnes of newsprint and related grades in the first half of 2005 and 868,000 tonnes in 2004.

We are, and our predecessor Fletcher Challenge Paper was, the only domestic producer of newsprint and related products. This has been a characteristic of the Australian and New Zealand markets for many years.

We have made a significant investment in capital infrastructure and are subject to the forces and characteristics of the Australian and New Zealand markets. We face significant countervailing power from major publishers and existing and potential competition from importers of newsprint and related grades from Asia, Europe and North America. Imports into Australia (excluding PanAsia) consistently exceed 10% of total Australian demand each year.

We have in place long-term contracts with the major publishers to manage the longer term business cycles and other characteristics (including volatility) of the publication paper market, to meet the requirements of the major publishers and to maintain acceptable levels of production at our facilities.

Production Facilities. We produce newsprint and related products at our two wholly-owned mills in Australia. The mill at Albury, New South Wales has an annual production capacity of approximately 225,000 tonnes, while the mill at Boyer, Tasmania has an annual production capacity of approximately 290,000 tonnes. We also produce newsprint at the Tasman mill, a wholly-owned mill at Kawerau in New Zealand. The Tasman mill has capacity to produce approximately 430,000 tonnes of newsprint and related products per annum. Our total production in 2004 from our three Australasian mills was 881,000 tonnes, an increase of 19,000 tonnes from 2003. Our production in the first two quarters of 2005 was 432,000 tonnes, a decrease of 7,000 for the same period in 2004.

We are in the process of undertaking a restructuring project in Australasia, the key elements of which include increasing the capacity of PM1 at Norske Skog Albury, increasing the capacity of PM 2 and PM3 at Norske Skog Tasman and closing PM1 at Norske Skog Tasman in 2006. Once completed, the project will result in additional capacity close to Australian customers and fewer tonnes shipped from New Zealand to Australia. That will result in lower delivered cost, fixed costs and distribution costs, and in higher customer service levels. In total, this restructuring which involves a NOK 750 million investment, is expected to reduce annual expenses in the region by approximately NOK 150 million and improve gross operating margin by three to four percentage points. The various project phases will be commissioned from mid 2005

to early 2006. The restructuring project will boost capacity at our Albury mill by 50,000 tonnes to 275,000 tonnes, and the capacity in our Tasman mill will be 380,000 tonnes when the project will be completed in 2006.

The following table provides information on our production capacity and mills in Australasia as of August 31, 2005.

	Location	Ownerships	Number of paper machines	Main paper grade	Total capacity(1)
					(tonnes)
Albury	Australia	100%	1	Newsprint	225,000
Boyer	Australia	100%	2	Newsprint	290,000
Tasman(2)	New Zealand	100%	3	Newsprint	430,000
Total Australasia			6		945,000

(1) Based on 48.8 gsm. Other than our mills in Australasia, our capacity in our other mills is based on 45 gsm.

(2) PM1 will be closed during the course of 2006, reducing the number of paper machines to two.

Raw Materials. The principal raw material used by our Australasian operations is pulp made from wood and recovered paper. In 2004, 61% of our wood requirements in Australasia came from long-term contracts with third parties, 33% from market purchases and 6% from our own plantations.

The Albury mill acquires almost all of its wood from plantations in New South Wales and Victoria. It has long-term contracts with the state government of New South Wales and with private property owners. The largest of the contracts, representing 40% of the Albury mill's wood requirements, is with the state government of New South Wales and expires in 2015.

In 2004, the Boyer mill acquired approximately one-third of its wood requirements from its own estate, approximately one-half from Forestry Tasmania and Rayonier under long-term supply agreements that expire in 2022, and the remainder from suppliers under short-term contracts of up to three years in duration. We are currently negotiating the sale of our Australian forest assets at their current book value. The proposed contract of sale contains a supply agreement that would ensure access to the pulpwood from the forests at prices similar to current costs.

The Tasman mill acquires a significant portion of its wood requirements under long-term contracts. The contracts expire in 2020.

Our operations in Australasia also purchase recovered paper to produce recycled pulp at our Albury mill. Albury is relatively close to the two largest cities in Australia, Melbourne and Sydney, which provide a reliable supply of recovered paper. Recovered paper is supplied under contracts with terms of up to seven years, with prices protected by maximum and minimum price agreements.

The primary types of pulp used by our Australasian operations are TMP, other types of mechanical pulp, recycled pulp and chemical pulp. The majority of the pulp used by our Australasian operations is internally generated. In 2004, 77% of our Australasian pulp requirements were from TMP, 14% from recycled paper, 2% from chemical pulp and 7% from other types of mechanical pulp.

Sales and Distribution. Our operations in Australasia generally sell their products to newspaper publishers and commercial printers of preprint advertising, which are inserted into newspapers or delivered by other means. The principal markets for our Australasian products are Australia and New Zealand, which together accounted for 95% of sales in 2004, with some exports to Asia.

All of our Australasian products sold within Australia, New Zealand and the Pacific Islands are sold directly to our customers by our Australasian operations using their own sales force.

Our Australian operations benefit from long-term business relationships with three of the major publishers in Australia through supply contracts extending through 2010. These publishers account for a significant majority of domestic newsprint demand and most of our sales and we supply almost all of their newsprint requirements. Prices under these contracts are fixed annually in Australian dollars using a formula with a reference to the US West Coast transaction prices for newsprint. In addition, annual price movements are restricted by maximum and minimum price agreements.

Our New Zealand sales are made primarily to the members of the New Zealand Newspaper Publishers Association ("NZNPA"), which includes nearly all of New Zealand's newspaper publishers, under one ten-year contract. Two members of the NZNPA account for approximately 85% of total New Zealand newsprint demand and we supply all of their newsprint. Historically, prices negotiated with the NZNPA have been similar, but not equal, to the Australian newsprint prices as set under the contracts described above.

Competition. We are the only domestic producer of newsprint and related grades in Australia and New Zealand. Based on total volume sold, we have approximately 81% market share in newsprint and related grades in Australia and around a 95% market share in New Zealand. However, we face significant countervailing power from major publishers and existing and potential competition from importers. Imports in 2004 amounted to 184,000 tonnes, or 19% of Australian newsprint and related grades consumption.

Partially Owned Companies

Our Partially Owned Companies are comprised of our current 50% interest in PanAsia, our 29.4% interest in NorskeCanada and our 33.65% interest in Malaysia Newsprint Industries.

Asia

In Asia, we own 50% of PanAsia and 33.65% of Malaysian Newsprint Industries. PanAsia accounted for 9.8% of operating revenue and 16.4% of our operating earnings in the first half of 2005. PanAsia's sale of its own production (on a 100% basis) was 1,390,000 tonnes in 2004 and 618,000 tonnes in the first half of 2005. PanAsia sells additional tonnage which is produced by its owners elsewhere in the world.

We believe that the five PanAsia mills are the premier newsprint assets in Asia and are among the most modern and highly efficient production facilities in the world. 70% of PanAsia's newsprint capacity has come onstream since 1990. The PanAsia mills are strategically located in a region that we believe will have one of the highest long-term growth rates for newsprint demand in the world.

PanAsia was formally established in February 1999 as a joint venture between us, Abitibi and Hansol Paper of South Korea, each partner holding a one-third interest in PanAsia before Hansol Paper sold its entire one-third stake in PanAsia to us and Abitibi in August 2001. For accounting purposes we initially consolidated one-third of PanAsia's financial results. Following our acquisition of an additional one-sixth interest in PanAsia, we have consolidated 50% of PanAsia's financial results on a line-by-line basis. Under our joint venture agreement, we have no ongoing financial commitments to PanAsia. PanAsia has a board of directors, on which we have three of the six seats. The PanAsia joint venture partners are party to a shareholders agreement which provides that if any joint venture partner makes an acquisition of a business that produces publication papers within the "Market Area" of PanAsia (as defined in the shareholders agreement), PanAsia has the right to acquire these assets. The Market Area generally includes the Asia-Pacific region and the Indian subcontinent, but does not include Australia or New Zealand. Our interest in Malaysian Newsprint Industries is affected by this provision. PanAsia has an ongoing right to purchase our shares in Malaysian Newsprint Industries at an agreed price.

We own 33.65% of Malaysian Newsprint Industries with the balance owned by three Malaysian groups, two of which are publishers. We account for Malaysian Newsprint Industries as an equity investment in our financial statements. We acquired our share of Malaysian Newsprint Industries as part of the acquisition of Fletcher Challenge Paper in July 2000. We have three seats (out of nine seats) on its board of directors. The Hong Leong group of Malaysia provides management services to Malaysian Newsprint Industries. We are the only publication paper producer with a significant interest in Malaysian Newsprint Industries. Malaysian Newsprint Industries is the only domestic newsprint producer in Malaysia and sells most of its output to Malaysia and Singapore. The company's single paper machine mill started operations in 1999 and has an annual production capacity of 250,000 tonnes.

Production Facilities. PanAsia is the largest producer of publication paper in Asia based on annual production capacity and controls five paper mills located in South Korea, China, and Thailand with the capacity to produce 1,790,000 tonnes of newsprint and groundwood specialty paper (including up to 330,000 tonnes at Hebei, at full capacity).

New mill in China. PanAsia announced in September 2003 the creation of a joint venture with Long-Teng Paper Corporation of China to build and operate a newsprint paper mill in Zhaoxian, located in the Hebei province of China, 280 kilometres south-west of Beijing. The Hebei mill was completed and became

operational ahead of schedule in June 2005. PanAsia has an 80% equity stake and Longteng the remaining 20%. Our share of the total investment cost for the project was approximately NOK 950 million (which equals less than US$1,000 per tonne at full production capacity). This is based on PanAsia's share of the equity amounting to approximately US$70 million and PanAsia consolidating the full amount of the project's debt, amounting to approximately US$200 million. Construction of the mill began in the fourth quarter of 2003 and the mill began production in June 2005 and is expected to reach full capacity of up to 330,000 tonnes per year during 2006. The newsprint produced at the mill will be based on 100% recycled fibre. This project is an integral part of our strategy to expand PanAsia's newsprint operations in China, which has seen a rapid growth in newsprint demand in recent years. The Chinese market for newsprint is expected to reach 2.65 million tonnes in 2005, and demand in China is expected to grow by an average growth rate of 5.8% per year between 2004 and 2014 (based on estimates provided by RISI's market research). Management believes that China should continue to experience significant growth in newsprint demand.

The following table provides information on production capacity and mills controlled by PanAsia and Malaysian Newspaper Industries as of August 31, 2005.

	Location	PanAsia ownership	Norske Skog's ownership(1)	Number of paper machines	Main paper grade	Total capacity
						(tonnes)
PanAsia:						
PanAsia Paper Korea Co., Ltd (Jeonju)	South Korea	100%	50%	6	Newsprint	1,000,000
PanAsia Paper Korea Co., Ltd (Cheongwon)	South Korea	100%	50%	1	Newsprint	190,000
Shanghai PanAsia-Potential Paper Co., Ltd	China	56%	28%	1	Newsprint	145,000
Hebei PanAsia Long-Teng Paper Co., Ltd	China	80%	40%	1	Newsprint	330,000(2)
PanAsia Paper (Thailand) Co., Ltd. (SingBuri)	Thailand	94%	45.5%	1	Newsprint	125,000
Total PanAsia				10		1,790,000
Malaysian Newsprint Industries	Malaysia	—	33.65%	1	Newsprint	250,000
Total Asia				11		2,040,000

(1) Prior to consummation of our acquisition of the remaining 50% interest of PanAsia which we do not currently own.

(2) Expected to reach full operational capacity of 330,000 tonnes during 2006.

Raw Materials. The principal raw material for PanAsia and Malaysian Newsprint Industries is pulp made from recovered paper and wood. In 2004, more than 91% of our Asian pulp requirements came from recovered paper, and less than 9% from TMP and market pulp.

PanAsia's Jeonju mill uses approximately 88% recycled pulp and 12% TMP and market pulp and the other PanAsia mills use close to 100% recycled pulp to produce their newsprint. Approximately 50% of the recovered paper is sourced domestically pursuant to short-term contracts with the balance imported from the United States, Europe and Japan. The South Korean mills have access to the recovered paper market in South Korea, which is one of the largest and lowest-cost sources of recovered paper in Asia. In contrast, less recovered paper is collected in China and Thailand and our mills there must rely more on imported recovered paper, with the SingBuri mill and the Shanghai mill importing approximately 70% of their requirements. PanAsia is party to two agreements with Abitibi dated March 11, 2005 pursuant to which Abitibi supplies PanAsia with recovered paper from the US (including Puerto Rico), Canada, the UK and Ireland. Revised recovered paper supply agreements will be entered into by these parties at closing of the acquisition of PanAsia by us.

Malaysian Newsprint Industries uses only recycled pulp. Malaysian Newsprint Industries is the only newsprint mill in Malaysia and sources approximately 50% of its raw material requirements from domestic supplies of recovered paper, with the balance being imported.

Sales and Distribution. PanAsia and Malaysian Newsprint Industries generally sell their products to newspaper publishers and commercial printers across Asia. In the first half of 2005, 92% of PanAsia's sales were within Asia and 8% were to the rest of the world. Malaysian Newsprint Industries sells all of its products within Asia. By sales, the top three countries for our Asian operations' products are South Korea, Malaysia and China (including Hong Kong), which together comprised 69% of sales volumes in 2004.

Over the last fifteen years, Asia (excluding Japan) has experienced growth in demand for newsprint of about 7% per year, one of the fastest growth rates for newsprint demand of any region in the world. We believe growth is likely to continue in the long run due to rising literacy rates and increasing wealth and disposable income in the region.

PanAsia has until now functioned as an independent operation with regard to the production and marketing of its products within a market area consisting of the Asia-Pacific region and the Indian subcontinent. The joint venture agreement provides for PanAsia to distribute products from its joint venture partners within the market area and for the joint venture partners to distribute PanAsia products within their respective regions of the world. We have been responsible for distribution of PanAsia's products in Europe, Africa and the Middle East while Abitibi has been responsible for distribution of these products in North America and South America.

In 2004, the ten largest customers of PanAsia accounted for approximately 30% of its sales.

Malaysian Newsprint Industries' principal market is Malaysia with some sales to Singapore and some export volumes to other parts of Asia. In 2004, Malaysian Newsprint Industries' share of the Malaysia and Singapore newsprint markets was 38%. In Malaysia, five leading publishing groups represent about 75% of the demand for newsprint. Two of these publishing groups are direct shareholders of Malaysian Newsprint Industries and represent 25% of the demand for newsprint in Malaysia. These shareholders and another publisher have contracts with Malaysian Newsprint Industries to purchase 100,000 tonnes of Malaysian Newsprint Industries' production each year. This is equal to approximately 40% of Malaysian Newsprint Industries' annual production.

Competition. Our principal competitors in Asia include Oji, Nippon Unipac, Daio, Shandong Huatai and Aspex. Certain European companies such as Holmen and UPM-Kymmene, also sell some newsprint on the spot market in Asia.

NorskeCanada

NorskeCanada, of which Norske Skog holds a 29.4% position, is the third largest producer of newsprint and groundwood specialty paper in North America based on annual production capacity. NorskeCanada is based in Vancouver and its shares are listed on the Toronto Stock Exchange. NorskeCanada is the trade name of Norske Skog Canada Ltd.

Prior to the reorganisation of NorskeCanada in 2001, we owned 50.8% of its shares. Since the acquisition of Pacifica Papers in August 2001, an equity issue in May 2002 and a merger with Newstech Recycling in 2003, we now own 29.4% of the shares of NorskeCanada. We continue to be able to nominate and elect three out of nine directors to the board of directors of NorskeCanada, of which one serves as chairman. Our aim is to benefit from our relationship with NorskeCanada through strategic alliances in areas such as supply and procurement, sales and marketing, and production and joint product development to the extent permitted by applicable law.

Production Facilities. NorskeCanada operates four pulp and paper mills located in British Columbia, Canada which produced 1,840,000 tonnes of newsprint, directory, uncoated groundwood and magazine paper, 500,000 tonnes of market pulp and 130,000 tonnes of kraft paper in 2004. Three mills have three paper machines each. The fourth mill, Elk Falls, has four machines. Elk Falls and Crofton also produce kraft pulp.

Raw Materials. NorskeCanada's fibre supply comes primarily from residual wood chips from lumber operations and secondarily from the chipping of pulp logs. Limited quantities of recovered paper is also used.

Sales and Distribution. The principal customers for NorskeCanada's papers are newspaper publishers, commercial printers and telephone directory publishers located primarily in western and central North America and the North Pacific Rim. For the year ended December 31, 2004, publication paper accounted for 85% of NorskeCanada's net sales.

NorskeCanada's primary pulp customers include manufacturers of coated paper, wood-free printing and writing papers, tissue, toweling and sanitary products. Containerboard produced by Elk Falls is sold primarily to corrugated box plants located in western Canada and the western United States. For the year ended December 31, 2004, pulp and container board accounted for 15% of NorskeCanada's consolidated net sales.

No single customer accounts for more than 10% of NorskeCanada's consolidated net sales. A significant majority of NorskeCanada's sales are made into the United States.

Competition. The North American market for newsprint is the largest in the world in terms of production capacity and is highly competitive. Norske Skog's principal competitors in the North American newsprint market include Abitibi, Bowater and Kruger, as well as regional competitors in western North America such as North Pacific Paper Corp.

Employees

At July 31, 2005, we had 7,230 permanent employees (excluding PanAsia, Malaysian Newsprint Industries and NorskeCanada). The figure includes Forestia with 262 employees. PanAsia had 2,367 permanent employees. As of December 31, 2004, Malaysian Newsprint Industries had 350 permanent employees and NorskeCanada had 3,873 permanent employees. The following table provides details of our employees by business regions (excluding PanAsia, Malaysian Newsprint Industries and NorskeCanada) as of July 31, 2005.

Business Region	Number of employees as of July 31, 2005
Europe	4,925
South America	595
Australasia	1,250
Other activities	262
Headquarters staff	198
Total	7,230

Our mill workers are unionised in all the countries in which we operate, except for China and South Korea. We have not experienced any major strikes in recent years. However, as a result of our decision to implement our Improvement 2003 program, we experienced limited strike activities at our Golbey mill in France in the spring of 2003. This strike only lasted a total of 30 hours and did not have a material adverse effect on our operations. We also experienced three brief labour disputes at Norske Skog Tasman in New Zealand in 2003, 2004 and 2005. These disputes only lasted three days, half a day and four days, respectively, and did not have a material adverse effect on our operations.

We have not experienced any material strike action or labour disputes in the past several years, and we believe that our relationship with all of the unions representing our employees are generally good.

Environmental

The pulp and paper production process generates effluent containing organic compounds and nutrients, which can lead to eutrophication and a lack of oxygen in vulnerable water environments. In addition, most of our paper mills generate air emissions. The air emissions are mainly the result of energy production from the burning of biofuel and fossil fuel. The main air emissions are sulphur dioxide, nitrogen dioxide and particulate (ash and dust), in addition to carbon dioxide from the burning of fossil fuel.

With the exception of the Bio Bio and Boyer mills in Chile and Australia, all of our mills have biological waste water treatment plants that remove organic compounds from the waste water and significantly reduce the amount of such compounds in the waste water before it is discharged into a river or other body of water. At Bio Bio, a new mechanical wastewater treatment plant (sedimentation) came online in May 2003. This reduced the discharges of fibre by 85% and also significantly reduced the discharges of dissolved organic material. By these measures, Bio Bio meets the new Chilean national discharge requirements from 2005. Furthermore, the mill is planning a biological treatment stage. At the Boyer mill, the Australian authorities have set January 1, 2008 as the deadline for further measures to reduce discharges. The mill is at present preparing for necessary measures to meet such new requirements within the deadline.

Particulate from boilers is the main cause of local emissions to the air from our paper mills. All the mills have filters that keep these emissions at very low levels.

Due to the global geographic spread of our mills, our production operations are subject to a variety of environmental regulations at all levels of government. We have established a written policy regarding the environment which recognises the environmental responsibility connected with industrial activity. We believe our operations are in compliance in all material respects with applicable environmental laws and regulations.

As part of our environmental policy, it is our aim that all of our production units should have certified environmental management systems. At present, 13 of our wholly-owned 14 mills are certified in accordance with the ISO 14001 standard. The remaining mill is in the process of pursuing such certification and we anticipate receiving such certification before the end of 2005.

Our partly-owned mills in NorskeCanada, PanAsia and MNI operate in compliance in all material respects with applicable environmental laws and regulations.

Research and Development

We have given research and development ("R&D") a high priority in recent years. As part of the Improvement 2003 process our R&D organisation in Australasia was merged with our R&D organisation in Europe. We have increased R&D staffing, particularly with people having production experience. The R&D organisation now consists of approximately 60 employees. We have groups of research experts at 12 of our paper mills and at our headquarters in Bærum. The R&D activities have been organised to optimise cooperation with production personnel and to be in close proximity to the operations of our mills.

We have specialists in the areas of fibre technology, paper production and characterisation, process chemistry, surface coating and runnability and printability of our products at our customers' printshops. Our experts work closely with our customers and suppliers and with research institutes and universities around the world. In recent years, we have also focused on the use of recovered paper and in particular on the environmental impacts of the raw materials, processes and products that are used at our mills.

Insurance

We have centralised the management of our group-wide insurance program. This program includes insurance policies, which cover property damage and business interruption, general liability and transportation. The insurance value of property damage and business interruption totalled NOK 91,700 million at July 1, 2005. Total general liability cover amounted to NOK 1,500 million. We seek to achieve the best insurance coverage based on competitive terms in the global insurance market. In addition, we aim to minimise the total cost of risk by, among other things, implementing risk-reducing activities. We seek to achieve an appropriate balance between retained insurable risks and risks that are transferred to the external insurance market.

Our business units are responsible for maintaining a high standard regarding all loss-prevention activities in accordance with our internal standards and procedures. Central support is offered in identifying risks through comprehensive technical surveys. Among other things, these surveys form the basis for exchanging best practices between our different mills.

Our insurance policy for property damage and business interruption is partially underwritten by our wholly-owned subsidiary, NSI Insurance A/S, registered in Denmark. We are continuously evaluating our risk coverage through NSI Insurance. Self insurance through our captive is based on an excellent loss history throughout the group.

Transportation

We typically transport our products by various means, including by sea, truck and rail. We ship products from our Norwegian mills primarily using coastline ports which are equipped with modern deep sea docks. Products from our other European mills are transported and distributed on the European continent primarily by truck.

NorskeCanada ships paper primarily by deep sea vessel, and for inland destinations by a combination of ship, barge, rail and truck. Each of Crofton, Elk Falls, Port Alberni and Powell River mills have their own deep sea docks.

Paper produced by our operations in Australasia and South America is almost all sold domestically and is generally transported by ship, truck and rail.

Generally, PanAsia transports its domestic production by truck or ship and its international production by a combination of rail, truck and ship.

Energy

Energy is one of our most significant input factors, accounting for 30% of our variable production costs in the first half of 2005 and 28% of our variable production costs in 2004.

Europe

The total energy costs of our European operations was approximately NOK 2,000 million in 2004 or approximately 26.5% of our variable costs. In Norway, we have entered into contracts securing all of our energy requirements up to 2011 and 88% of those requirements from 2011 to 2020. This long-term contract has limited price flexibility and therefore reduces cost variations associated with changing electricity prices. We obtained 100% of our energy requirements in Norway in 2004 through hydro power plants. Our operations in France and in the Czech Republic obtain their energy requirements from foreign suppliers and partly from domestic suppliers. Our operations in Austria own a natural gas fired co-generation plant. Our operations in Germany obtain their energy requirements from domestic suppliers. In The Netherlands we obtain approximately 50% of the energy requirements from a domestic supplier and the remaining 50% from own energy production.

South America

Our operations in South America source most of their energy needs from the burning of waste wood and also from purchased electricity. PISA has a long-term electricity supply contract extending through 2006 and Bio Bio has an electricity supply agreement extending through 2008. In Bio Bio in Chile, 20% of the electricity is produced from onsite generation.

Australasia

The main energy sources used in New Zealand are electrical energy, geothermal energy, natural gas and energy generated from the chemical recovery process and sawmill waste. The Tasman mill presently satisfies approximately 85% of its electricity needs through a series of hedge contracts with terms from three months to three years, and purchases the remainder of its electricity at spot prices. The main energy sources of the Australian mills are natural gas, fuel oil, coal and electricity. The Boyer mill in Australia has a long-term electricity supply contract through 2009 and the Albury mill has a long-term electricity supply contract which runs until 2022.

Asia

All of PanAsia's mills are connected to the public grid, which covers more than 60% of PanAsia's electricity requirements. The balance is generated by the mills and is based on oil and energy generated from waste products. Malaysian Newsprint Industries provides all of its own energy needs through its own combined heat and power gas cogeneration facility.

Legal and Regulatory Proceedings

European Commission Competition Investigation

In May 2004, we and certain other major European producers of paper and forestry products were the target of inspections carried out by the European Free Trade Association Surveillance Authority on behalf of the European Commission at our corporate headquarters in Bærum, Norway. The European Commission has stated that the purpose of these inspections was to ascertain whether there is evidence of cartel agreements related to the sale of newsprint and magazine paper in Europe and the purchase of recovered paper in Germany. The European Commission subsequently redirected the investigation regarding the purchase of recovered paper in Germany to the German competition authority on the grounds that similar inquiries had been launched by the German competition authorities.

After the European Commission inspections commenced at the end of May 2004, a stock exchange release was issued by UPM-Kymmene stating that, based upon an internal review of its competitive practices, it had approached competition authorities in the EU, the United States and Canada and had

received conditional full immunity from the EU, several of its member states and Canada with respect to certain conduct disclosed to the authorities. UPM-Kymmene further stated that it could not disclose any further details of its contacts with these competition authorities because of the confidentiality obligations imposed on UPM-Kymmene by the various procedures.

The investigation by the European Commission is currently at a fact-finding stage only and no further information requests or statements of objections have been made or given.

We do not know what further action, if any, the European Commission may take. At this time, however, there can be no assurances that the pending inspection will not lead to a formal procedure and ultimately to a decision or a series of decisions concluding that there has been a violation of EU competition law and the imposition of a fine. If the European Commission ultimately finds that there has been such a violation, it may impose a fine of up to 10% of the relevant company's annual revenue. In such case, the decision may also be used by potential claimants in damages actions, however unusual at present in Europe, and there can be no assurances that such actions, if ultimately determined adversely, would not have a material adverse effect on our business, results of operations and financial condition.

Class Action Lawsuits in the United States

Following the commencement of the investigation in May 2004, we and certain of our subsidiaries were named, along with other producers of paper and forestry products, as defendants in a number of class-action lawsuits brought in US federal and state courts by direct and indirect purchasers of publication paper. The lawsuits allege, generally, that the defendants have agreed to fix, increase or maintain the price of publication paper in the United States. The lawsuits seek unspecified treble damages and, in some cases, restitution for the alleged overcharges resulting from the alleged violations, including interest and legal costs. There can be no assurances that we will prevail in our efforts to defend against these claims. We do not carry liability insurance that would cover any adverse judgments or losses resulting from these lawsuits.

No provision has been made with respect to the investigation by the European Commission or the class-action lawsuits in US federal and state courts. We have engaged US counsel and intend to vigorously defend ourselves in these lawsuits. There can be no assurances that such investigations or lawsuits, if determined adversely to us, would not have a material adverse effect on our business, results of operations and financial condition.

Canadian Tax Review

One of our subsidiaries, an indirectly wholly-owned, inactive Canadian company, is the subject of a tax review by the Canada Revenue Agency (the "CRA"). The subsidiary was part of the pulp and paper business purchased by us in July 2000 from Fletcher Challenge Limited. The subsidiary had participated in a financing structure through which Fletcher Challenge borrowed funds in Canada and advanced such funds to active businesses carried on by subsidiaries of Fletcher Challenge in New Zealand and as a result obtained various tax benefits. The CRA has been provided with documentation for the financing structure and has told us that the next step will be to agree on the relevant facts.

If the CRA were to challenge the effectiveness of the structure and issue a reassessment, the Canadian subsidiary could be subject to a tax claim of up to approximately C$800 million (approximately NOK 4.2 billion), which includes interest through June 30, 2005. We do not know whether there will be any reassessment of the Canadian subsidiary but if a reassessment is issued, it would be vigorously challenged by us in the Canadian courts.

Under IFRS, we are obliged to make a provision in our financial statements if it is more likely than not that the Canadian subsidiary will be required to make a payment in connection with this matter. We have made no provision in respect of this matter.

We have sought and received professional advice on the merits of the matter which supports our position.

Other Proceedings

In addition, in the ordinary course of our business we are a party to a minor number of legal proceedings. None of these proceedings, either individually or in the aggregate, is expected to have a material adverse effect on us or our financial condition taking into account insurance coverage and provisions made for the potential exposures.

MANAGEMENT AND CORPORATE GOVERNANCE

Corporate Assembly

Our Articles of Association provide for a Corporate Assembly of 18 members. Our shareholders elect 12 of these members and our employees elect the remainder. The members of the Corporate Assembly serve for terms of two years. The Corporate Assembly, among other functions, elects the members of the Board of Directors. The Corporate Assembly also elects the chairman and deputy chairman of the Board of Directors for a period of one year. The Corporate Assembly recommends the approval of the annual accounts to the general meeting of shareholders and approves substantial changes to our business activities.

Remuneration to the members of the Corporate Assembly is fixed annually by the annual meeting of shareholders. The Chairman of the Corporate Assembly receives a fixed annual remuneration of NOK 135,000 as of the date of the ordinary General Assembly in 2004 to the next ordinary General Assembly. Other members of the Corporate Assembly receive a remuneration of NOK 5,200 for each meeting from the same date. Total remuneration paid to members of the Corporate Assembly in 2004 amounted to NOK 441,500.

The following table sets out the members of our Corporate Assembly, including their place of residence, as of September 15, 2005.

Name	Residence
Ivar Korsbakken(1)	
Chairman	Oslo, Norway
Idar Kreutzer	
Deputy Chairman	Oslo, Norway
Emil Aubert	Skien, Norway
Ole H. Bakke	Trondheim, Norway
Turid Fluge Svenneby	Spydeberg, Norway
Bjørn Kristoffersen	Oslo, Norway
Halvard Saether	Lillehammer, Norway
Svein Aaser	Oslo, Norway
Kristen C. Idebøen	Oslo, Norway
Ase Marie Bue	Marnardal, Norway
Christian Ramberg	Telemark, Norway
Ann Kristin Brautaset	Oslo, Norway
Randi Nessemo	Skogn, Norway
Harald Bjerge	Halden, Norway
Magnus Straume	Skien, Norway
Eigil Fredriksen	Skien, Norway
Roy Helgerud	Hønefoss, Norway
Ove Magne Anseth	Braskereidfoss, Norway

(1) Holds 1,382 shares.

Board of Directors

The Board of Directors is made up of seven to ten members who serve two-year terms. Our Board currently has nine voting members. Our employees elect up to a third of the members of the Board of Directors and our shareholders elect the rest through the Corporate Assembly. In addition, our employees nominate three deputy members who may act as designates of the members of the Board of Directors nominated by the employees. The following table lists the members of the Board as of September 15, 2005 and gives details of their titles, their election dates, their other appointments and the number of shares and

options held as of that date. None of the Board members have synthetic options. The business address of each of the directors is the registered office of the company.

Name	Elected to Board	Residence	Other appointments	Shares
Lars Wilhelm Grøholt Chairman	2001 Chairman, since 2002	Hov, Norway	Chairman Norwegian Forestry Research Institute (NISK)	3,110 shares
Øivind Lund Deputy Chairman . .	2000 Deputy Chairman since 2005	Istanbul, Turkey	Country Manager ABB, Turkey; Chairman of Yara International ASA	1,397 shares
Ingrid Wiik	2005	Fort Lee, New Jersey, USA	President and CEO of Alpharma Inc.; board member Coloplast Group, AL Industrier ASA; board member of Statoil ASA	250 shares
Annette Brodin Rampe	2005	Malmö, Sweden	Senior Vice President of E.ON Sverige AB; board member Peab AB and Ruter Dam AB	0 shares
Giséle Marchand	2002	Oslo, Norway	Managing Director Norwegian Public Service Pension Fund; board member for EDB Business Partner ASA; deputy chairman for Innovasjon Norge; board member for Guarantee Institute for Export Credit (GIEK) and GK Kredittforsikring	300 shares
Halvor Bjørken	2000	Verdal, Norway	Chairman Forest Owners' Association North and SN Holding A/S; deputy chairman Norwegian Forest Owners' Association; Industriflis and Din Tur AS; board member Midt-Norsk Tømmerimport and member of the corporate assembly Storebrand insurance company	3,090 shares
Kåre Leira	1999	Skogn, Norway	Employee representative; Chairman of Norske Skog's European Works Council; chairman of Global Employee Forum (GEF); board member Norwegian United Federation of Trade Unions	1,020 shares
Stein-Roar Eriksen . .	2005	Hønefoss, Norway	Employee representative; representative in Ringerike county council; board member Forbundsstyret, Fellesforbundet; member Norske Skog European Works Council and Global Works Council; board member Norwegian United Federation of Trade Unions	0 shares
Jarle Halvorsen	2005	Skien, Norway	Employee representative	0 shares

Board remuneration is fixed annually by the Corporate Assembly. The Chairman of the Board of Directors receives a fixed annual remuneration of NOK 470,000, the Deputy Chairman receives NOK 340,000 and the other members of the Board each receive NOK 260,000 annually. Deputy members receive a remuneration of NOK 5,200 per meeting attended. Total remuneration paid to the Board of Directors in 2004 amounted to NOK 2,392,500.

Corporate Management

The following table sets out certain information regarding our corporate management, including their title, place of residence and the number of shares and synthetic options held as of September 15, 2005.

Name	Title	Residence	Shares / Synthetic Options
Jan A. Oksum	President and Chief Executive Officer	Oslo, Norway	15,683 shares; 120,000 options
Vidar Lerstad	Senior Vice President, Business Development	Asker, Norway	5,826 shares, 60,000 options
Christian Rynning-Tønnesen	Senior Vice President, Finance, CFO	Bærum, Norway	1,430 shares; 60,000 options
Rolf Negård	Senior Vice President, Human Resources and IT	Oslo, Norway	2,019 shares; 60,000 options
Hanne Aaberg	Senior Vice President, Corporate Communication	Bærum, Norway	2,251 shares; 60,000 options
Jarle Dragvik	Senior Vice President, Region Europe	Asker, Norway	3,640 shares; 60,000 options
Jan-Hinrich Clasen	Senior Vice President, Sales and Marketing	Oslo, Norway	1,634 shares; 60,000 options
Ketil Lyng	Senior Vice President, Supply and Logistics	Asker, Norway	4,577 shares; 60,000 options
Rob Lord	Executive Vice President, Region Australasia	Sydney, Australia	3,223 shares; 60,000 options
Antonio Dias	Executive Vice President, Region South America	Curitiba, Brazil	2,627 shares; 60,000 options

Jan A. Oksum. Mr Oksum was appointed as our CEO in January 2004. Mr Oksum has been employed by us since 1979. Mr Oksum graduated from the Norwegian Institute of Technology with a masters' degree in pulp and paper technology. In 1974 he became a research associate at the Pulp and Paper Research Institute of Norway. In 1979 Mr Oksum joined Norske Skog Skogn and worked as a process engineer, assistant production manager and production manager. In 1988 he joined our Golbey newsprint mill in France where he worked as technical manager and then general manager, before being appointed a Vice President in our corporate research and development division in 1997. Mr Oksum was appointed Senior Vice President of what was then our area pulp and magazine paper division in 1997 and Executive Vice President of our business development division in 1999. Following our reorganisation, Mr Oksum also became responsible for our business area, Partially Owned Companies.

Vidar Lerstad. Mr Lerstad has been employed by Norske Skog since 1989. In 1970, Mr Lerstad graduated from the Norwegian School of Economics and Business Administration with an MBA. From 1970 to 1974, Mr Lerstad worked for Norsk Hydro and in 1975 he became an adviser and commercial attaché with the Norwegian Trade Council in Oslo and Brussels. Mr Lerstad joined Tandberg in 1980, before leaving to join Ciments du Togo Scancem, West Africa as Managing Director in 1984. In 1989 Mr Lerstad became Managing Director of our Golbey newsprint mill in France, before becoming Managing Director responsible for sales in 1994. Mr Lerstad became Senior Vice President of our sales and marketing division in 1996, before becoming President of what was then known as area international in 1999. Mr Lerstad was President of our Asian operations until November 2001. In February 2002, he became President of our South American operations and was appointed Senior Vice President, Strategy in 2004.

Christian Rynning-Tønnesen. Mr Rynning-Tønnesen was appointed Senior Vice President, Finance and CFO, in April 2005. He graduated with a MSc in engineering from Norwegian Institute of Technology. From 1984 to 1985, he served as a researcher with Sintef and from 1985 as a refinery analyst and product coordinator with Esso Norge. From 1989 to 1992, Mr Rynning-Tønnesen was employed as consultant with

McKinsey and from 1992 to 2005, he was with Statkraft in Norway, in various capacities, manager, strategy, executive vice president, supply northern European, and as executive vice president, market, executive vice president, strategy M&A and senior vice president, finance.

Rolf Negård. Mr Negård has been employed by us since 1994. Mr Negård holds a law degree from Oslo University. Prior to joining Norske Skog, Mr Negård was a lawyer and negotiating manager with the Federation of Norwegian Process Industries from 1990 to 1994. In 1994, Mr Negård joined Norske Skog as human resources manager. Mr Negård was human resources director from 1996 to 2002, becoming Senior Vice President of our human resources and organisation division in 2002.

Hanne Aaberg. Ms Aaberg joined Norske Skog as chief information officer in 1997. Prior to joining Norske Skog, Ms Aaberg was chief information officer for the Norwegian Shipowners' Association from 1988 to 1997. She holds a bachelor degree in journalism and public affairs from San Diego State University. In 2000, Ms Aaberg became Senior Vice President, corporate communications of Norske Skog.

Jarle Dragvik. Mr Dragvik is senior Vice President, Production. He graduated from the Norwegian School of Management. He has been with Norske Skog since 1986. Prior to joining Norske Skog, he was marketing manager of Singer Products, Co., U.S.A. Mr Dragvik has held a number of positions with Norske Skog including director of administration Norske Skog (U.S.A.) Inc. Mill manager Norske Skog Bruck from 1999 to 2002; Senior Vice President, Sales and Marketing from 2003 to 2004; and Senior Vice President, Production since 2004.

Jan-Hinrich Clasen. Mr Clasen is Senior Vice President, Sales & Marketing. He has worked with Norske Skog in 1992 to 1996 and since 1999. Mr Clasen graduated with a MSc and PhD in engineering from Technical University Clausthal, Germany. He served as sales vice president magazine, Norske Skog, from 1992 to 1996, managing director of Ahrensburg magazine printer, Axel Springer Verlag AG, Germany from 1997 to 99 and senior vice president sales and marketing, for PanAsia Paper Company Ltd, from 1999 to 2003. Mr Clasen was appointed Vice President, Newsprint in 2003 and Senior Vice President, Sales and Marketing in February 2004.

Ketil Lyng. Mr Lyng has been employed by Norske Skog since 1985. He holds a law degree from Oslo University. Prior to joining Norske Skog, Mr Lyng worked for the Consumer Council from 1983 to 1985. At Norske Skog, Mr Lyng has held positions as legal adviser, deputy managing director, Vice President, human relations and organisation, Managing director Norske Skog Golbey and director, strategy and business development. He has been in his current position as Senior Vice President, Supply and Logistics since 2002.

Rob Lord. Mr Lord is Executive Vice President, Region Australasia. He has been employed by Norske Skog since 2000. He received a Bachelor of Science degree from Waikato University, New Zealand in 1979 and a Master of Business Administration degree from Canterbury University in New Zealand in 1987. Prior to joining Norske Skog, Mr Lord held various positions within the Fletcher Challenge Paper group of companies. He was Director of Marketing and Sales for Fletcher Challenge Paper (Australasia) from 1998 to 2000 and was Director of paper marketing for Tasman Pulp and Paper Co. Ltd from 1996 to 1998. Mr Lord has also held positions as Marketing Manager for Paper Tasman Pulp and Paper Co. Ltd and National Sales Manager for Australian Newsprint Mills Ltd. Mr Lord has been in his current position since 2003 and previously held the position of Vice President of Marketing and sales for Norske Skog Australasia.

Antonio Dias. Mr Dias is Executive Vice President, Region South America. He has been with Norske Skog since 2000. He received an engineering degree from Escola de Engenharia Maua in Brazil, and MSc and PhD in engineering, University of Michigan. From 1995 to 2000, Mr Dias was with Fletcher Challenge group in Brazil and New Zealand, in the areas of business development, e-commerce, investor relations and strategic planning and from 2000 to 2004 he served as vice president marketing and sales, Norske Skog South America. He has held his current position since 2004.

Long-Term Incentive Programme

In December 2002, our Board of Directors introduced a three-year incentive programme, in the form of synthetic options, for our senior management team. If the options are exercised, an amount corresponding to the difference between the market and strike price will be paid. That sum will be treated as income and the net amount after tax will be used to buy our shares on the market. These shares must then be held for three years. As a result, it will take about six years from the date of an award before a

possible gain can be realised. The options remain valid while their holder is a permanent employee and has not resigned. The option programme has no dilution effect. See "Part IV: Our Business; Management and Corporate Governance; Principal Shareholders—Management and Corporate Governance—Pay and Conditions of Corporate Management" below for the number of synthetic options currently awarded and their terms.

We may also allocate up to 60,000 synthetic options to Jan A. Oksum and up to 30,000 synthetic options to each of the other members of our senior management team on October 1, 2005 at a strike price corresponding to the average price of our shares over the two preceding weeks. The options can be exercised in the second half of 2008.

Performance-Related Remuneration

Since 1998, our senior managers have been part of a performance-related remuneration scheme which forms part of their employment contracts and is tied to specified targets which have to be met. 50% of any bonus is paid in our shares, which thereafter must be held for three years.

Pay and Conditions for Corporate Management

	Basic salary at December 31, 2004	Payments in kind etc. for 2004(1)	Bonus 2004(2)	Number of synthetic options(3)	Loans at December 31, 2004	Loan terms(4)
Jan A. Oksum	3,500,000	306,810	525,000	120,000	3,901,143	3,901,143 at January 5, 2004, interest-free and without capital repayment and with 20 years term. Repayment is due 3 years after resignation as CEO
Vidar Lerstad	1,800,000	430,155	495,000	60,000	488,120	540,833 at February 13, 2004, interest free and with 10 year term
Christian Rynning-Tønnesen	2,000,000(5)	91,944(5)	—(5)	60,000	500,000	500,000 at May 4, 2005, interest-free and with 10 year term
Jarle Dragvik	1,700,000	389,171	340,000	60,000	—	—
Ketil Lyng	1,500,000	152,383	375,000	60,000	400,490	1,500,000 at March 21, 1994, interest-bearing and with 15 year term
Jan Clasen	1,500,000	115,066	300,000	60,000	—	—
Hanne Aaberg	1,060,000	136,414	265,000	60,000	—	—
Rolf Negård	1,380,000	147,293	345,000	60,000	481,250	500,000 at March 22, 2004 interest-bearing and with 20 year term

(1) Includes special benefits, company cars, interest-free loans and so forth.

(2) Based on results achieved in 2004, paid in 2005.

(3) Including 60,000 options for the chief executive and 30,000 options for others awarded in 2003 which can be exercised from July 1–December 31, 2006 at a strike price of NOK 134.50 and corresponding awards made in 2004 which can be exercised from July 1–December 31, 2007 at a strike price of NOK 117. These strike prices will be adjusted after the Offering.

(4) The interest rate paid on all interest-bearing loans is the one which at any given time represents the floor for the taxable benefit of loans from employers.

(5) Christian Rynning-Tønnesen joined us as Chief Financial Officer in April 2005. The numbers in the above columns are calculated on an annual basis. Christian Rynning-Tønnesen is included in the same Performance-Related Remuneration as the other members of Corporate Management team (see paragraph above) and he was granted 60,000 synthetic options in his employment contract which can be exercised from July 1 to December 31, 2007, of which 30,000 will have a strike price of NOK 117 and the rest a strike price of NOK 134.50.

Nomination Committee

The Nomination Committee is comprised of four members consisting of the Chairman of the Corporate Assembly and three members elected by the general meeting. Currently, the Nomination Committee consists of Ivar Korsbakken (Chair), Idar Kreutzer, Gunn Wærsted and Helge Evju. The Nomination Committee is chaired by the Chairman of the Corporate Assembly and each member is elected for a one year term. The responsibilities of this committee are the selection and nomination of members to the Corporate Assembly and the Board of Directors. It also presents proposals to the Corporate Assembly regarding fees for serving on the Corporate Assembly and Board of Directors.

PRINCIPAL SHAREHOLDERS

Our principal shareholders are the Norwegian forest owners' associations, which held on a consolidated basis approximately 21.1% of our total share capital at September 15, 2005. Two of the members of our Board of Directors, including the Chairman, are affiliated with the forest owners' associations.

There are ten regional forest owners' associations and one national forest owners' association in Norway. All eleven of these associations are shareholders in our company. Many of the members of these associations are also our shareholders. The forest owners' associations are party to a shareholders' agreement pursuant to which they agree to vote together on matters presented to the shareholders.

The following table lists our 20 largest shareholders, the number of our shares that each held at September 15, 2005 and the percentage of our total outstanding shares that such amount represents.

Name	Number of Shares	%
Forest owners' associations[1]	28,074,248	21.09
JPMorgan Chase Bank, UK	9,156,254	6.88
State State Bank & Trust Co., USA	8,924,457	6.70
Folketrygdfondet, Norway	6,325,100	4.75
JPMorgan Chase Bank, USA	4,870,000	3.66
Odin Norge, Norway	2,319,200	1.74
Nordea Bank Norge ASA Markets, Norway	2,122,568	1.59
Skagen Vekst, Norway	2,000,000	1.50
Rederiaktieselskapet Henneseid, Norway	1,977,204	1.49
Vital Forsikring ASA, Norway	1,910,608	1.44
Odin Norden, Norway	1,660,990	1.25
Handelsbanken Helsinki, Finland	1,517,288	1.14
A/S Havlide, Norway	1,429,248	1.07
Skandinaviska Enskilda Banken, Sweden	1,202,720	0.90
The Northern Trust Co., UK	1,158,868	0.87
UBS AG, London Branch, UK	1,123,530	0.84
Royal Trust Corporation of Canada, UK	973,489	0.73
VPF DnB NOR Norge (IV), Norway	850,334	0.64
Citigroup Global Markets Ltd., UK	810,283	0.61
Deutsche Bank AG London, UK	708,347	0.53
Northwestern Mut. Ser. Fund-IEP, USA	684,860	0.52
Total shareholding of 20 largest shareholders	79,799,595	59.95
Other shareholders[2]	52,753,662	39.62
Norske Skogindustrier ASA[3]	583,831	0.44
Total number of shares[4]	133,137,088	100.00

(1) Forest owners' associations:

Viken Skogeierforening	10,893,478	8.18
Agder-Telemark Skogeierforening	5,442,692	4.09
Skogeierforeninga Nord	3,682,990	2.77
Mjøsen Skogeierforening	3,233,082	2.43
Glommen Skog/Fond	2,535,415	1.90
Haldenvassdraget Skogeierforening	846,653	0.64
Norges Skogeierforbund	694,168	0.52
Vifor AS	560,265	0.42
Trysilvassdragets Skogeierlag	106,300	0.08
Skogeigarlaget Vest	53,494	0.04
Sogn og Fjordane Skogeigarlag	25,711	0.02

(2) Including a 10.8% holding by US shareholder Capital Group International.

(3) Treasury shares held by Norske Skogindustrier ASA.

(4) Non-Norwegian holding (combined) 61,457,058 46.16

Related Party Transactions

In addition to holding approximately 21.1% of our total share capital, the Norwegian forest owners associations supply approximately 65% of our timber requirements in Norway. In recent years we have purchased approximately 30% of the timber harvested in Norway. The terms of the sale and purchase of the timber are negotiated each year. Notwithstanding the forest owners associations' shareholding in our company and our position as the predominant purchaser of timber harvested by the Norwegian forest owners, the terms governing the sale and purchase of timber are negotiated at arm's length and are no more or less favourable to us than they are to other purchasers of Norwegian timber.

PART V: THE NORWEGIAN SECURITIES MARKET; MARKET INFORMATION; DIVIDENDS; DESCRIPTION OF THE SHARES

THE NORWEGIAN SECURITIES MARKET

Introduction

The Oslo Børs was established in 1819 and is the principal market in which shares, bonds and other financial instruments are traded in Norway. The Oslo Børs is a public limited company and operates under a licence from the Ministry of Finance. As of December 31, 2004, the total capitalisation of companies listed on the Oslo Børs amounted to approximately NOK 932 billion. As at December 31, 2004, a total of 166 domestic and 22 foreign companies were listed on the Oslo Børs.

The Norwegian stock market was characterised by limited volumes until the mid-1980s. Since then, the Oslo Børs has experienced significant growth. The OSEBX benchmark index, based on all domestic shares meeting certain liquidity requirements, rose from 100 calculated as per December 31, 1995 to 236.7 at the close of trading on December 31, 2004. Foreign shareholdings as a percentage of total market capitalisation at December 31, 2004 amounted to approximately 32.8%.

The Oslo Børs is a member of the NOREX Alliance. NOREX is the name of the strategic alliance among the Nordic and Baltic Stock Exchanges. The NOREX Alliance has a joint system for equity trading and harmonised rules and requirements among the exchanges with respect to trading and membership.

Regulation

The regulation of the securities market in Norway is based primarily on the Stock Exchange Act of November 17, 2000 (the "Stock Exchange Act"), the Stock Exchange Regulations of January 17, 1994, the Financial Institutions Act of June 10, 1988, the Securities Register Act of July 5, 2002 and the Securities Trading Act of June 19, 1997 (the "Securities Trading Act").

Company Listing

There are three equity markets lists on the Oslo Børs: the Main List, the small and medium-sized companies list (the "SMB List") and the primary capital certificate list.

The companies listed on the Main List and the SMB List have been divided into four categories ("OBX", "OB Match", "OB Standard" and "OB New") based on the liquidity of the market for their securities:

- OBX comprises the 25 most traded shares in accordance with the rules in force from time to time for the OBX index.
- OB Match comprises all shares with a minimum of 10 trades per day on average over the previous six-month period, except shares included in the OBX index.
- OB Standard comprises all shares with fewer than 10 trades per day on average over the previous six-month period.
- OB New comprises all shares that have been traded for less than two months at the rebalancing date.

As of December 31, 2004, the OBX category comprised approximately 79% of the market value (VPS registered capital) at the Oslo Børs, while OB Match represented approximately 12% and OB Standard approximately 8%.

The companies listed on the Oslo Børs are categorised according to industry sectors. Together with the other exchanges in the NOREX Alliance, the Oslo Børs has implemented the Global Industry Classification Standard, a global standard developed by Morgan Stanley Capital International Inc. and Standard & Poor's. Companies are categorised on four levels; there are 10 sectors, 24 industry groups, 62 industries and 132 sub-industries.

Securities Registration

The VPS is Norway's paperless centralised security registry. The VPS is owned by a public limited company and operates under a licence from the Ministry of Finance. The ownership of, and all

transactions related to, Norwegian publicly-traded securities are recorded in the VPS. Our share register is operated through the VPS.

All transactions related to securities registered with the VPS are executed through computerised book-entries. No physical share certificates are or can be issued. The VPS confirms each entry by sending a transcript to the registered holder, regardless of beneficial ownership. Registered holders also receive an annual statement of their holdings as of December 31. In order to effect entries in the VPS, the investor or its nominee must establish a securities account with a Norwegian account operator.

Norwegian banks, Norwegian branches of credit institutions established within the European Economic area, bond issuing mortgage companies, authorised investment firms in Norway, the Central Bank of Norway and management companies for securities funds (insofar as units in the securities funds they manage are concerned) are permitted to act as account operators.

The entry of a transaction in the VPS is *prima facie* evidence in determining the rights of parties as against the issuing company or a third party claiming an interest in the subject security. A transferee or assignee of shares may not exercise the rights of a shareholder with respect to his or her shares unless the transferee or assignee has registered his or her shareholding or has reported and shown evidence of such acquisition. The VPS is strictly liable for any loss suffered as a result of a faulty registration or an amendment to, or deletion of, rights in respect of registered securities. Damages payable by the VPS, however, are reduced in the event of contributory negligence on the part of the aggrieved party.

The VPS must provide ongoing information to the Norwegian Financial Supervisory Authority (*Kredittilsynet*, or the "NFSA"), as well as any information that the NFSA requests. Additionally, Norwegian tax authorities may demand certain information regarding any individual's holdings of securities, including dividends and interest payment information.

Trading and Settlement

Trading on the NOREX exchanges is carried out in the electronic trading system, SAXESS. This trading system is used by all members of the NOREX Alliance, and allows brokers to operate through a single trading system on all exchanges of which they are members. For the time being clearing of all trades, however, takes place through different systems for trades effected on the different exchanges.

Since the start of the trading and clearing co-operation among the OM Stockholm AB (OM), the OMLX Exchange in London, the Norwegian Futures & Options Clearing House and the Oslo Børs on February 14, 1997, trading in Norwegian equity derivatives has occurred electronically through OM's Click Exchange System. Market makers and brokers register their buying and selling interests and deals are directly carried out using the system. Brokers who are not electronically linked to the Click Exchange System may still trade by using the Oslo Børs' Market Place Securities System, managed by the Oslo Børs' staff who, acting on behalf of the brokers, register their interests and trades in the system.

Official trading takes place between 10.00 am and 4.00 pm each trading day. Orders may be placed in the system beginning at 9.15 am. Transactions executed after 4.00 pm must be reported by 9.50 am the next trading day. Other off-floor transactions must be reported within five minutes of completion of the trade.

The settlement period for trading on the Oslo Børs is three days (T+3).

The ability of brokerage houses to trade for their own account is restricted to trading that occurs as an integral part of either its investment services or its general capital management. Trading by individual employees is restricted.

Investment services may only be provided by Norwegian brokerage houses holding a licence under the Securities Trading Act, branches of brokerage houses from an EEA member state holding a licence in their home jurisdiction or brokerage houses from outside the EEA which have been licensed to operate in Norway. EEA member state brokerage houses holding a licence in their home jurisdiction may also conduct cross-border investment services in Norway. It is possible for brokerage houses and credit institutions to undertake market-making activities in listed Norwegian shares if they have a licence to do so under the Securities Trading Act or, in the case of brokerage houses and credit institutions from an EEA member state, a license to carry out market making activities in their home jurisdiction. Such market-making activities will be governed by the regulations of the Securities Trading Act covering broker's trading on his or her own account. Such market-making activities, however, do not require notification to the NFSA or the Oslo Børs except for the general obligation by brokerage houses that are members of the Oslo Børs to report all trades in listed securities.

Membership at the Oslo Børs

Brokerage houses permitted to operate under the provisions of the Securities Trading Act are entitled to apply for membership at the Oslo Børs. The board of directors of the Oslo Børs considers all applications. A member of one the NOREX exchanges may easily become a member of the Oslo Børs by using the existing technical connection and the simplified and harmonised application procedures of NOREX. The board of directors may withdraw membership or impose monetary penalties on any member for a violation of the Stock Exchange Act or other regulations. Alternatively, the Oslo Børs may issue an official warning or suspend a member for less serious violations.

Foreign Investment in Norwegian Shares

Foreign investors may trade shares listed on the Oslo Børs through any broker which is a member of the Oslo Børs, whether Norwegian or foreign.

Information, Control and Surveillance

Under Norwegian law, the Oslo Børs is required to perform a number of surveillance and control functions. The Surveillance and Corporate Control unit monitors all market activity on a continuous basis and is responsible for the dissemination of information from listed companies to the market. Market surveillance systems are largely automated and promptly warn department personnel of abnormal market developments.

The Oslo Børs controls issuance of securities in both the equity and bond markets in Norway. It evaluates whether the issue documentation contains the required information and whether the issue would otherwise be illegal.

Listed companies must deliver to the Oslo Børs copies of all reports and communications sent to their shareholders. Listed companies must also release promptly to the Oslo Børs any inside information which directly concerns the companies. Listed companies may, however, delay the release so as not to prejudice their legitimate interests provided that they are able to ensure confidentiality of the information and that such omission would not be likely to mislead the public. The Oslo Børs may levy fines on companies that violate such requirements.

Insider Trading and Market Abuse Legislation

Under Norwegian law, the subscription, purchase, sale or exchange of securities that are listed or for which listing has been applied must not be undertaken by anyone who has precise information about the securities, the issuer thereof, or other factors which may have a significant influence on the price of the securities and which is not within the public domain or generally known in the market. The same restriction applies to entering into a purchase, sale or exchange of derivative rights connected to such securities.

Disclosure of Acquisition and Disposals

A person, entity or group acting in concert that acquires or disposes of shares, options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate, reaching, exceeding or falling below the respective thresholds of one-twentieth, one-tenth, one-fifth, one-third, half, two-thirds and nine-tenths of our share capital has an obligation under Norwegian law to notify the Oslo Børs immediately.

MARKET INFORMATION

Our shares are quoted and traded on the Oslo Børs. The table below sets forth, for the periods indicated, the reported high, low and market close quotations for our shares on the Oslo Børs and the average trading volume. On September 22, 2005, the closing market price on the Oslo Børs was NOK 102.50 per share. The share prices set forth below do not reflect the adjustment to historic market price data to reflect the issuance of the rights in the Offering. The adjustment factor is 0.9048.

	Price per share			Daily Average Trading Volume
	High	Low	Close	
		(NOK)		*(number of shares, '000)*
2002				
First Quarter	175.50	151.50	167.50	474.11
Second Quarter	172.50	137.00	140.00	480.37
Third Quarter	142.00	86.00	86.00	511.67
Fourth Quarter	118.00	82.50	98.00	540.98
2003				
First Quarter	105.00	86.50	92.50	460.65
Second Quarter	108.50	88.00	108.00	549.91
Third Quarter	139.00	107.50	116.50	499.20
Fourth Quarter	138.75	117.75	127.00	675.65
2004				
First Quarter	146.50	126.75	133.00	936.08
Second Quarter	139.00	110.00	123.50	542.61
Third Quarter	126.00	111.00	120.75	396.62
Fourth Quarter	135.50	116.00	131.00	582.27
2005				
January	134.75	124.50	124.50	550.67
February	134.75	125.25	132.00	549.15
March	138.00	125.50	126.50	583.25
First Quarter	138.00	124.50	126.50	560.85
April	128.50	110.00	110.00	831.48
May	109.00	97.50	99.25	974.47
June	111.25	99.75	107.75	687.91
Second Quarter	128.50	97.50	107.75	824.35
July	115.75	106.00	114.25	324.81
August	115.00	106.00	109.00	433.45
Third Quarter (through September 22)	115.75	100.00	102.50	545.27

Source: www.osc.no

DIVIDENDS

In 2004, our Board of Directors approved a new dividend policy which provides that dividends should equal approximately 15 to 25% of cash flow from operations, after financial expenses and tax over the course of a business cycle. Pursuant to our new dividend policy, we paid a dividend of NOK 6 per share in respect of the 2004 fiscal year. The dividend corresponds to 27% of cash flow in 2004, which translates to a return of 4.6% based on the share price at December 31, 2004. The timing and amount of future dividend payments, if any, will depend upon, among other things, our future cash flow from operations, earnings and financial condition.

Under the Norwegian Public Limited Companies Act, a Norwegian company may pay dividends on its shares annually after shareholder approval of the company's results and of the amount of the dividend proposed by the Board of Directors and the Corporate Assembly. Accordingly, a majority of our shareholders must approve payment of a dividend each year at the annual general meeting of our shareholders. We normally hold this meeting in April of each year. See "Part V: The Norwegian Securities Market; Market Information; Dividends; Description of the Shares—Description of the Shares—Dividends".

The following table sets forth the dividends we paid on our shares in each of the last five years. Dividends listed for a particular year are in respect of that year, although they were paid the following year. The dividend per share data below have not been adjusted to reflect the issuance of the rights in the Offering; the adjustment factor is 0.9048.

	Dividend per share
	(NOK)
2000	6.0(1)
2001	6.0
2002	6.0
2003	6.0
2004	6.0

(1) Adjusted to reflect the two-for-one share split in May 2001.

DESCRIPTION OF THE SHARES

Set forth below is information concerning our share capital and related summary information concerning our Articles of Association and applicable Norwegian law. This summary information is not complete and is qualified in its entirety by reference to our Articles of Association and Norwegian laws. An English translation of our Articles of Association is included as Annex B to this prospectus.

Share Capital

We have a registered share capital of NOK 1,331,370,880, divided into 133,137,088 shares each with a par value of NOK 10, and there has been no change in our share capital for the last three years. We have a single class of stock. At September 15, 2005, we held 583,831 treasury shares with a total par value of NOK 5,838,310, acquired at an average share price of approximately NOK 65 per share. These shares have been acquired in the market and through the merger with A/S Union in 1999. The Board of Directors may dispose of the shares at their discretion.

Our Annual General Meeting of Shareholders in 2005 has authorised the Board of Directors to repurchase shares with an aggregated par value of up to NOK 130,000,000 and limited to 10% of the outstanding shares. The minimum and maximum price at which the Board of Directors can acquire our shares pursuant to this authority is NOK 25 and NOK 500, respectively. The Board of Directors may acquire and dispose of the shares at their discretion, provided that it complies with equal treatment principles. This authorisation, which as of September 15, 2005 has not been utilised, expires on the date of our ordinary general meeting in 2006.

There are no outstanding options, warrants, convertible loans or other instruments which entitle the holder of such securities to require that we issue new shares.

The Board of Directors has not been authorised to issue new shares or to issue convertible bonds, and we have pursuant to the Underwriting Agreement agreed to certain limitations with respect to the issuance of new shares. Please see "Part VIII: The Offering; Plan of Distribution—Plan of Distribution".

Voting Rights

Each share has one vote.

As a general rule, decisions that shareholders are entitled to make pursuant to Norwegian law or in accordance with our Articles of Association may be made by a simple majority of votes cast.

Any decision to amend our Articles of Association, including any amendment increasing or decreasing our share capital or altering the rights of any shares, requires the approval of at least three-fourths of the aggregate number of votes cast and at least three-fourths of the share capital represented at a shareholders' meeting. In certain cases, a stricter voting majority is required.

Any amendment which would reduce any shareholder right in respect of dividends payments or rights upon liquidation, or restrict the transferability of shares, requires a majority vote of at least 90%. Any amendment which would alter the legal relationship between shares that were previously equal in rights or make any shares redeemable needs the consent of all shareholders affected thereby.

A nominee is not entitled to vote at general meetings on behalf of the beneficial owners. The beneficial owner of shares which are registered in the name of a nominee is generally not entitled to vote under Norwegian law, and therefore must register his or her title to the shares in the VPS prior to the general meeting in order to be able to vote at such meeting.

Meetings of Shareholders

The annual general meeting of our shareholders is held each year before the end of June, usually in April. Norwegian law requires that written notice of general meetings be sent to all shareholders with known addresses at least two weeks prior to the day of the meeting. A shareholder may vote by proxy. Although Norwegian law does not require us to send proxy forms to our shareholders for general meetings, we normally include a proxy form with our notice of general meetings. Pursuant to our Articles of Association, the notice of general meeting may state that any shareholder wishing to attend the general meeting must give us advanced notice of attendance, within a date specified in the notice which may be no earlier than five days prior to such meeting. Attendance may be denied if such notice is not given.

Apart from the annual general meeting, an extraordinary general meeting of shareholders may be held whenever the Board of Directors, the Corporate Assembly or the chairman of the Corporate Assembly considers it necessary. An extraordinary general meeting may also be convened for the consideration of specific matters at the request of our auditor or of shareholders representing an aggregate of at least 5% of our share capital. Any matter that may be raised at an annual general meeting (other than approval of the annual accounts and distribution of cash dividends out of our annual profit) may also be raised at an extraordinary general meeting.

The VPS and Transfer of Shares

We, like all public companies, are obliged to register our shares in the VPS. Share certificates are not utilised. Our share register is operated through the VPS (under VPS number ISIN NO 000 4135633). Nordea Bank Norge ASA Issuer Services is our account operator in VPS.

All transactions relating to securities registered with the VPS are made through computerised book entries. The VPS confirms each entry by sending a transcript to the registered shareholder irrespective of any beneficial ownership. To effect such entries, the individual shareholder must establish a share account with a Norwegian account agent. Norwegian banks, Norwegian branches of credit institutions established within the European Economic area, bond issuing mortgage companies, authorised investment firms in Norway and the Central Bank of Norway are permitted to act as account operators.

The entry of a transaction in the VPS is *prima facie* evidence in determining the legal rights of parties as against the issuing company or a third party claiming an interest in the security.

VPS is strictly liable for any loss resulting from an error in connection with registering, altering or cancelling a right, except in the event of contributory negligence by the transferor or assignor when compensation may be reduced or withdrawn.

Under Norwegian law, any transfer of our shares must be registered in the VPS by the transferor or assignor immediately after such transfer. A transferee or assignee of our shares may not exercise the rights of a shareholder with respect to our shares unless the acquisition has been registered in the VPS or has been reported and documented.

Additional Issuances and Pre-emptive Rights

An amendment to our Articles of Association is required in order to issue new shares, including bonus issues (share dividends). This amendment requires the same vote as other amendments to the Articles of Association. Issuances of warrants also require the same vote. At a general meeting, the shareholders may, by the same vote as required to amend the Articles of Association, grant a proxy to the Board of Directors to (i) issue up to 50% of the number of shares outstanding at the time of the general meeting and/or (ii) to issue convertible loans pursuant to which the maximum aggregate number of shares which may be issued upon the exercise of all conversion rights given thereby shall not exceed half of the number of shares outstanding at the time of the general meeting. The proxy may not be granted for more then two years at a time.

Furthermore, under Norwegian law, shareholders have a pre-emptive right to subscribe for and be allotted any new shares that may be issued against cash consideration. Such pre-emptive rights may be waived by a resolution of a general meeting by the same vote required to adopt amendments to the our Articles of Association.

Under Norwegian law, bonus issues (share dividends) of our shares may be distributed, subject to shareholder approval, by a transfer from the Company's free equity or from our share premium reserve to share capital. Such bonus issues may be effected either by issuing new shares or by increasing the par value of the shares outstanding.

Dividends

Under Norwegian law, dividends in cash or in kind as a distribution of our annual profits are normally payable annually, and any proposal by the Board of Directors to pay a dividend must be accepted by the Corporate Assembly and approved by the shareholders at a general meeting. The Corporate Assembly and the shareholders at a general meeting may vote to reduce or decline (but not to increase) dividends proposed.

Dividends in cash or in kind are payable only out of (i) the annual profit according to the income statement for the last financial year and (ii) retained profit from previous years, after deduction of (a) uncovered losses, (b) the book value of research and development, goodwill, net deferred tax assets recorded in the balance sheet, (c) the aggregate par value of treasury shares we have purchased or been granted security in during the preceding financial year, (d) credit and security given pursuant to sections 8-7 to 8-9 of the Norwegian Public Limited Companies Act, and (e) any part of the annual profit that, according to law or the Articles of Association, must be allocated to restricted equity or is non-distributable. Dividends may not be declared in excess of an amount that is compatible with good and careful business practice, with due regard to any losses that may have occurred after the last balance sheet date or that may be expected to occur.

Under Norwegian law, we are required to have an equity level which is sound, based on the risks and extent of our activities. Any premium paid to us upon a subscription for shares must be allocated to the share premium reserve, which constitutes restricted equity and may not be distributed as dividends unless special procedures are followed.

Rights Upon Winding-Up

A Norwegian company may be wound-up by a resolution of the company at a general meeting passed by the same majority as is required to amend the Articles of Association.

Mandatory Bid Requirement

Norwegian statutory law requires any person, entity, family group or other group acting in concert that acquires, directly or indirectly, more than 40% of the voting rights of a Norwegian company listed on the Oslo Børs to notify the Oslo Børs immediately and to make a general offer to acquire the whole of the outstanding share capital of that company. Such offer may not be conditional. The offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. The offer is subject to approval by the Oslo Børs before submission of the offer to the shareholders. The offer price per share must be at least as high as the highest price paid or agreed to be paid by the offeror for the shares in the six-month period prior to the date the 40% threshold was exceeded, but equal to the market price if it is clear that the market price was higher when the 40% threshold was exceeded, provided that in the event the acquirer thereafter, but prior to the expiration of the bid period, acquires additional shares at a higher price or agrees to pay a higher price, the acquirer is obligated to restate its bid at that higher price.

The obligation to make a mandatory bid as described above does not apply if the shareholder, in its notification to the Oslo Børs, announces that it intends to dispose of the shares it holds in excess of 40%, and the shareholder disposes of such shares within four weeks after the obligation to make the mandatory bid arose. Otherwise, the Oslo Børs may cause to be sold by public auction the shares exceeding the 40% limit. During the time the mandatory bid requirement is in force, a shareholder failing to make the required offer may not vote or exercise any shareholder rights other than the right to receive dividends and preferential rights in the event of a share capital increase. In addition, the Oslo Børs may impose a daily fine upon a shareholder who fails to make the required offer.

PART VI: TAXATION

The discussion below is not intended to constitute a complete analysis of all tax consequences relating to the rights issued in connection with the Offering and ownership of your shares. You should consult your own tax advisers concerning the tax consequences of your particular situation. This description is based on laws, regulations and interpretations as now in effect and available as of the date of this prospectus. The laws, regulations and interpretations, however, may change at any time, and any change could be retroactive to the date of issuance of the shares. These laws and regulations are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. For purposes of the taxation chapter, a reference to a Norwegian or non-Norwegian shareholder refers to the tax residency of the shareholder rather than the nationality of such shareholder.

Norwegian Taxation

Introduction

At the date of this prospectus, Norway is in the process of introducing a Tax Reform which affects the taxation of income from shares. The Tax Reform introduces a distinction between shareholders that are joint stock companies or similar entities (corporate shareholders), and shareholders that are individuals (personal shareholders). Participation Exemption (tax exemption for dividends and capital gains on shares), which entered into force on January 1 and March 26, 2004, respectively, applies to corporate shareholders. The Shareholder Model (tax code rules on dividends and capital gains on shares for personal shareholders), which enters into force on January 1, 2006, will apply to personal shareholders. The Tax Reform also includes a number of transitional provisions which may affect the taxation in the years 2004 to 2006.

Taxation of Dividends—Norwegian Shareholders

Corporate Shareholders

Dividends received by Norwegian corporate shareholders from Norwegian companies are exempt from tax as from the tax year 2004, i.e., for dividends distributed for the accounting year 2003 and onwards.

Personal Shareholders

For the tax year 2005, Norwegian personal shareholders do not (in effect) pay tax on dividends distributed from Norwegian companies. This is due to the Imputation System, which means that shareholders are required to include any dividends received in the taxable income, but are eligible for a tax credit for an amount equal to the tax payable on the taxable dividend, provided that the dividend distribution is legal pursuant to Norwegian law.

With effect from January 1, 2006, the Imputation System will be replaced by the Shareholder Model. This means that dividends received by personal shareholders exceeding a calculated allowance will be taxed as ordinary income at a flat tax rate of 28%.

For the 2005 tax year, the allowance will be computed separately for each share based on the cost price of the share, adjusted for annual changes in the taxed equity of the company during the shareholder's period of ownership (the so called RISK method) as at January 1, 2006, multiplied by a determined risk-free interest rate. Any unused allowance one year will be added to the cost price of the share by the computation of the allowance the following year, and may also be carried forward and set off against future dividends received on, or capital gains upon the realisation of, the same share.

Shares owned through partnerships

Partnerships are transparent for Norwegian tax purposes. The taxation occurs at partner level, and each partner is taxed on a current basis for its proportional share of the net income generated by the partnership at a rate of 28%, regardless of whether such income is distributed to the partners or not. Norwegian personal shareholders owning shares through a partnership are thus taxed at a rate of 28% for their proportional share of dividends received by the partnership, but are entitled to a tax credit under the current imputation system, in accordance with the regulations set out in the section "Personal Shareholders" above. Norwegian corporate shareholders owning shares through a partnership are not taxed for their proportional share of dividends received by the partnership, as described in the section

"Corporate Shareholders" above. Under current regulations, a distribution from the partnership to its partners does not give rise to any additional taxation of the partners.

Effective as of January 1, 2006, new legislation will be introduced whereby shareholders resident in Norway for tax purposes owning shares through a partnership will no longer be taxed on a current basis for their proportional share of dividends received by the partnership. Taxation will occur for Norwegian personal shareholders when the dividends received are distributed from the partnership to the Norwegian personal shareholders. Such distributions will be taxed as general income at a rate of 28%. The Norwegian personal shareholders will be entitled to deduct a calculated allowance when calculating their taxable income, as described in the section "Personal shareholders" above. Norwegian Corporate shareholders holding shares through a partnership will be exempt from any taxation on distributions from partnerships, as under current regulations.

Taxation of Dividends—Non-Norwegian Shareholders

General

Dividends distributed from Norwegian companies to non-Norwegian shareholders are in general subject to a withholding tax at a rate of 25%, unless otherwise provided for in an applicable tax treaty or by the exemption for shareholders resident within the EEA. Norway has entered into tax treaties with more than 80 countries. In most tax treaties the withholding tax rate is reduced to 15%

Non-Norwegian shareholders who have been subject to a higher withholding tax rate than applicable in the relevant tax treaty may apply to the Norwegian tax authorities for a refund of the excess taxes withheld. The application is to be filed with the Central Office for Foreign Tax Affairs.

Dividends paid to non-Norwegian shareholders in respect of nominee registered shares are only eligible for reduced treaty-rate withholding at the time of payment if the nominee, by agreeing to provide certain information regarding beneficial owners, has obtained approval for reduced treaty-rate withholding from the Central Office for Foreign Tax Affairs.

Corporate Shareholders Resident within the EEA

Dividends received by non-Norwegian corporate shareholders *bona fide* resident within the EEA from Norwegian companies are exempt from Norwegian withholding tax as from the tax year 2004, ie, for dividends distributed for the accounting year 2003, and onwards. In practice tax will be withheld by the company according to the applicable tax treaty rate, and refunded by tax authorities upon request.

Personal Shareholders Resident within the EEA

For the tax year 2005, dividends received by non-Norwegian personal shareholders resident within the EEA from Norwegian companies are exempt from Norwegian withholding tax.

As from 2006, non-Norwegian personal shareholders resident within the EEA will be subject to ordinary withholding tax on dividends received from Norwegian companies. However, each shareholder may apply individually to the tax authorities for a refund of an amount corresponding to the calculated allowance on each individual share.

Shares owned through partnerships

Dividends distributed to foreign partnerships are as a general rule subject to withholding tax at a rate of 25%. The partners may be entitled to a reduction of the withholding tax rate through tax treaties. However, this depends on each partners situation, and we recommend that investors considering such investments contact their own tax advisers in this respect.

Taxation Upon Realisation of Shares and Rights—Norwegian Shareholders

Corporate Shareholders

Norwegian corporate shareholders are exempt from tax on capital gains upon the sale or other disposal of shares and rights in Norwegian companies. Correspondingly, losses are not deductible for tax purposes. The use of rights to subscribe for shares will not have any tax consequences.

For corporate shareholders, costs incurred in connection with the acquisition, ownership and disposal of shares and rights are not deductible for tax purposes. However, it should be noted that these rules will

apply for the first time in 2005, and it is not yet clear how they will be practiced by the tax authorities. The Finance Ministry has announced that guidelines on how the rules should be interpreted will be provided in connection with the presentation of the National Budget 2006.

Personal Shareholders

For Norwegian personal shareholders, capital gains upon the sale or other disposal of shares or rights are taxable as ordinary income at a flat tax rate of 28%, and losses are deductible against ordinary income.

For shares realised in the tax year 2005, the taxable gain is computed as the sales price less the cost price of the share, adjusted for annual changes in the taxed equity of the company during the shareholder's period of ownership (the RISK method). The computation of the annual change in after-tax equity is based on taxable profit reduced by taxes payable and dividends distributed.

Due to the Shareholder Model, the computation of the capital gain on shares will be changed with effect from the tax year 2006, and the RISK-method will be abolished. As from the tax year 2006, the taxable gain will be computed as the sales price less the cost price of the share, including any RISK-adjustments up to January 1, 2006, and less any unused calculated allowance. However, the deduction for any unused allowance may not lead to or increase a deductible loss, i.e. any unused allowance exceeding the capital gain upon the realisation of a share will be annulled.

If shares acquired at different times are realised, the shares that were first acquired will be deemed as first sold upon calculating taxable gains or losses (the first-in, first-out principle).

Gains or losses on rights are computed as the sales price less the cost price. Unless the shareholder has purchased the rights the cost price is zero.

For personal shareholders, costs incurred in connection with the acquisition and realisation of shares or rights are deductible in the year of realisation.

The use of rights to subscribe for shares will not have any tax consequences.

Shares owned through partnerships

Partnerships are transparent for Norwegian tax purposes. The taxation occurs at partner level, and each partner is taxed on a current basis for its proportional share of the net income generated by the partnership at a rate of 28%, regardless of whether such income is distributed to the partners or not. Norwegian personal shareholders owning shares through a partnership are thus taxed at a rate of 28% for their proportional share of capital gains generated by the partnership through realisation of shares in accordance with the regulations set out in the section "Personal shareholders" above. Corporate shareholders owning shares through a partnership are not taxed for their proportional share of such capital gains generated by the partnership, as described in the section "Corporate shareholders" above. Under current regulations, a distribution from the partnership to its partner does not give rise to any additional taxation of the partners.

Effective as of January 1, 2006 new legislation will be introduced whereby Norwegian personal shareholders owning shares through a partnership will be taxed at a rate of 28% on a current basis for their proportional share of capital gains generated by the partnership through realisation of shares. Taxation will also occur for the Norwegian personal shareholders when such capital gains are distributed from the partnership to the Norwegian personal shareholders as partners in the partnership. Such distributions will be taxed as general income at a rate of 28%. The Norwegian personal shareholders as partners in the partnership will be entitled to deduct a calculated allowance when calculating their taxable income related to the distribution, as described in the section "Personal shareholders" above. Norwegian corporate shareholders holding shares through a partnership will be exempt from any taxation.

Taxation Upon Realisation of Shares and Rights—Non-Norwegian Shareholders

Capital gains upon the sale or other disposal of rights or shares in Norwegian companies by non-Norwegian shareholders will not be subject to taxation in Norway unless the non-Norwegian shareholder is an individual and (i) holds the shares effectively connected with a business carried out in Norway, or (ii) has been a resident of Norway for tax purposes within the five calendar years preceding the realisation, and the gains are not exempt pursuant to the provisions of a tax treaty.

The use of rights to subscribe for shares will not have any tax consequences.

Net Wealth Tax

Norwegian joint stock companies and certain similar entities are exempt from Norwegian net wealth tax. For other Norwegian shareholders, shares are included in the basis for computation of net wealth tax. Quoted shares are valued at 65% of their quoted value on January 1 in the assessment year. The maximum net wealth tax rate is 1.1%.

Non-Norwegian shareholders are not subject to Norwegian net wealth tax with respect to shares unless the shareholding is effectively connected with a business carried out by the shareholder in Norway.

Inheritance and Gift Tax

When shares are transferred either through inheritance or as a gift, the transfer may give rise to inheritance or gift tax in Norway if the deceased, at the time of death, or the donor, at the time of the gift, is a resident or citizen of Norway. However, in the case of inheritance tax, if the deceased was a citizen but not a resident of Norway, Norwegian inheritance tax will not be levied if inheritance tax or a similar tax is levied in the country where the deceased was resident. Norway has entered into treaties with certain countries which may affect the inheritance tax burden.

Stamp Duty

There is currently no Norwegian stamp duty or transfer tax on the transfer or issuance of shares.

United States Federal Income Taxation

The following is a description of the principal US federal income tax consequences that may be relevant with respect to the distribution of rights and the ownership and disposition of our new shares or the rights. This description addresses only the US federal income tax considerations of holders that are initial recipients of our new shares or the rights pursuant to the Rights Offering and that will hold such shares or rights as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

- banks, financial institutions or insurance companies;
- real estate investment trusts, regulated investment companies or grantor trusts;
- dealers or traders in securities or currencies;
- tax-exempt entities;
- persons that received our new shares or rights as compensation for the performance of services;
- holders that will hold our new shares or rights as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for US federal income tax purposes;
- persons that have a functional currency other than the US dollar;
- holders that own or are deemed to own 10% or more, by voting power or value, of our new shares; or
- certain expatriates or former long-term residents of the United States.

Moreover, this description does not address the US federal estate and gift or alternative minimum tax consequences, nor any state, local, or foreign tax consequences relating to the ownership and disposition of our new shares or the rights.

This description is based on the Internal Revenue Code of 1986, as amended (the "Code"), US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on he date of this prospectus. The US tax laws and the interpretation thereof are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a "US Holder" is a beneficial owner of our new shares or rights that, for US federal income tax purposes, is:

- a citizen or resident of the United States;
- a partnership or corporation created or organised in or under the laws of the United States or any state thereof, including the District of Columbia;

- an estate the income of which is subject to US federal income taxation regardless of its source; or
- a trust if such trust validly elects to be treated as a US person for US federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more US persons have the authority to control all of the substantial decisions of such trust.

A "Non-US Holder" is a beneficial owner of our new shares or rights that is not a US Holder.

If a partnership (including any entity treated as a partnership for US federal income tax purposes) is a beneficial owner of our new shares or rights the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds our new shares or rights you should consult your tax adviser.

You should consult your tax adviser with respect to the US federal, state, local and foreign tax consequences of acquiring, owning or disposing of our new shares or rights.

Internal Revenue Service Circular 230 Disclosure

Pursuant to Internal Revenue Service Circular 230, we hereby inform you that the description set forth herein with respect to US federal tax issues was not intended or written to be used, and such description cannot be used, by any taxpayer for the purpose of avoiding any penalties that may be imposed on the taxpayer under the US Internal Revenue Code. Such description was written to support the marketing of the new shares and rights. This description is limited to the US federal tax issues described herein. It is possible that additional issues may exist that could affect the US federal tax treatment of the new shares and rights, or the matter that is the subject of the description noted herein, and this description does not consider or provide any conclusions with respect to any such additional issues. Taxpayers should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Taxation in Respect of the Offering and Disposition of Rights

General

While the issue is not free from doubt, the better view is that the distribution of rights pursuant to the rights offering is a tax-free stock distribution for US federal income tax purposes. It should be noted that the US Internal Revenue Service ("IRS") could assert that the Rights Offering is a distribution of cash to the holders that do not exercise the rights and as a distribution of stock to the other holders. If the IRS were successful, the entire Rights Offering could be taxable for US federal income tax purposes whether or not rights are exercised and any Unexercised Right Payment could be includible in your income as a dividend distribution to the extent of our current or accumulated earnings and profits as determined under US federal income tax principles as described below in the section "Taxation in Respect of New Shares—Taxation of Distributions". The remainder of this discussion assumes that the distribution of rights pursuant to the rights offering is a tax-free stock distribution for US federal income tax purposes.

Distribution of Rights

You should not be required to include any amounts into income for US federal income tax purposes as a result of the receipt of a distribution of rights.

If the fair market value of the right on the date of distribution is less than 15% of the fair market value of the shares with respect to which the right was distributed, the tax basis of the right will be zero unless you elect to allocate your tax basis in the underlying shares between such shares and the right. This allocation of tax basis would be in proportion to the relative fair market value of the shares and the right on the date of distribution of the right. Any such election must be made in respect of all rights distributed to you, must be made in a timely filed US federal income tax return for the year in which you receive the rights and once made, is irrevocable. If, on the date of distribution, the fair market value of the right is 15% or more of the fair market value of the shares with respect to which the right was distributed, there is no election available and you must allocate tax basis between the right and the underlying shares in proportion to their respective fair market values.

The holding period of a right in your hands will include the holding period of the underlying shares with respect to which the right was distributed.

Sale or Exchange of Rights

Subject to the discussion below under "Passive Foreign Investment Company Considerations", if you are a US Holder, you generally will recognise gain or loss on the sale or exchange of your right equal to the difference between the amount realised on such sale or exchange, if any, and your adjusted tax basis in your right. Such gain or loss generally will be capital gain or loss. If you are a non-corporate US Holder, the maximum marginal US federal income tax rate applicable to such gain will be lower than the maximum marginal US federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for such right exceeds one year at the time of such sale or exchange (i.e., a long-term capital gain). The deductibility of capital losses is subject to limitations.

With respect to the sale or exchange of rights, the amount realised generally will be the US dollar value of the payment received determined on the date of disposition in the case of an accrual basis US Holder. A cash basis taxpayer or, if it elects, an accrual basis taxpayer, will determine the US dollar value of the amount realised by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements", if you are a Non-US Holder, you generally will not be subject to US federal income or withholding tax on any gain realised on the sale or exchange of rights unless:

- such gain is effectively connected with your conduct of a trade or business in the United States; or
- you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Receipt of Unexercised Right Payments

While the issue is not free from doubt, the better view is that an Unexercised Right Payment will be treated for US federal income tax purposes as having been received with respect to the sale or exchange of the right in respect of which such Unexercised Right Payment was received. Therefore, if you receive an Unexercised Right Payment, the US federal tax treatment of such receipt should be the same as that described above in the section "Taxation in Respect of the Offering and Disposition of Rights—Sale or Exchange of Rights" and your "amount realised" should be the amount of such Unexercised Right Payment so received. It should be noted that the IRS could assert that the Rights Offering is a distribution of cash to the holders that do not exercise the rights and as a distribution of stock to the other holders. If the IRS were successful, the entire Rights Offering could be taxable for US federal income tax purposes whether or not rights are exercised and any Unexercised Right Payment could be includible in your income as a dividend distribution to the extent of our current or accumulated earnings and profits as determined under US federal income tax principles as described below in the section "Taxation in Respect of New Shares—Taxation of Distributions".

Expiration of Rights

Upon the expiration of the subscription period, unexercised rights will lapse. Subject to the discussion above in the section "Taxation in Respect of the Offering and Disposition of Rights—Receipt of Unexercised Right Payments", you should not recognise any income, gain or loss upon such lapse.

Exercise of Rights

Upon exercise of a right, no gain or loss will be recognised.

Taxation in Respect of New Shares

Tax Basis of New Shares

The tax basis of each new share acquired upon exercise of a right will equal the sum of the US dollar equivalent of the Subscription Price and the tax basis, if any, for the right exercised. The holding period of any share acquired through the exercise of a right will begin with and include the date of exercise.

Taxation of Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations", if you are a US Holder, for US federal income tax purposes, the gross amount of any distribution made to you of

cash or property, other than certain distributions, if any, of our new shares distributed *pro rata* to all our shareholders with respect to your new shares, before reduction for any Norwegian taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under US federal income tax principles. Non-corporate US Holders generally will be taxed on the dividend distributions made in taxable years beginning before December 31, 2008 at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). Non-corporate US Holders must satisfy certain holding period and risk requirements in order to qualify for the lower rates. However, the dividends will be included in your gross income as ordinary income and will not be eligible for the dividends received deduction generally allowed to corporate US Holders. Subject to the discussion below under "Passive Foreign Investment Company Considerations", to the extent, if any, that the amount of any distribution we make exceeds our current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your new shares and thereafter as capital gain. We do not maintain calculations of our earnings and profits under US federal income tax principles.

- If we pay a dividend in Norwegian kroner, such dividend will be included in the gross income of a US Holder in an amount equal to the US dollar value of Norwegian kroner calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the US Holder. Such a holder will have a tax basis for US federal income tax purposes in the Norwegian kroner received equal to that dollar value. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

If you are a US Holder, dividends paid to you with respect to your new shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Norwegian tax withheld on dividends may be deducted from your taxable income or credited against your US federal income tax liability. However, to the extent that a US Holder would be entitled to a refund of Norwegian withholding taxes pursuant to the US-Norway tax treaty, that holder may not be eligible for a United States foreign tax credit with respect to the amount of the refundable withholding taxes, even if the holder fails to claim the refund. See "Part VI: Taxation—Norwegian Taxation—Taxation of Dividends—Non-Norwegian Shareholders". In addition, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally will constitute "passive income" or, in the case of certain US Holders, "financial services income". US holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation categories would be limited to "passive category income" and "general category income".

Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements", if you are a Non-US Holder, generally you will not be subject to US federal income or withholding tax on dividends received by you on your new shares unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Taxation of Sale or Exchange of Offered Shares

Subject to the discussion below under "Passive Foreign Investment Company Considerations", you will recognise capital gain or loss for US federal income tax purposes when you sell or exchange your new shares. The amount of gain or loss will be equal to the difference between your adjusted tax basis in the new shares and the amount realised on their disposition. If a Norwegian tax is withheld on the sale, exchange or other disposition of a share, the amount realised by a US Holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Norwegian tax. If you are a noncorporate US Holder, the maximum marginal US federal income tax rate applicable to such gain will be lower than the maximum marginal US federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for our common shares exceeds one year (i.e., a long-term capital gain). Any gain or loss recognised by you generally will be treated as US source income or loss for US foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

The initial tax basis of new shares to a US Holder is the US dollar of the NOK-denominated purchase price determined on the date of purchase. A cash basis US Holder or, if it elects, an accrual basis US Holder, will determine the dollar value of the cost of such new shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of US dollars to Norwegian

kroner and the immediate use of that currency to purchase new shares generally will not result in taxable gain or loss for a US holder. As noted above, in the case of new shares purchased pursuant to the exercise of a right, the tax basis of such shares will equal the sum of the US dollar equivalent of the issue price and the tax basis, if any, of the right exercised.

With respect to the sale or exchange of new shares, the amount realised generally will be the US dollar of the payment received determined on the date of disposition, in the case of an accrual basis US Holder. A cash basis taxpayer or, if it elects, an accrual basis taxpayer, will determine the US dollar of the amount realised by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements", if you are a Non-US Holder, you generally will not be subject to US federal income or withholding tax on any gain realised on the sale or exchange of such new shares unless:

- such gain is effectively connected with your conduct of a trade or business in the United States; or
- you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A non-US corporation will be classified as a "passive foreign investment company", or a PFIC, for US federal income tax purposes in any taxable year in which, after applying certain look-through rules, either at least 75% of its gross income is "passive income" or at least 50%, on average, of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, certain royalties, certain rents and gains from commodities and securities transactions.

Based on certain estimates of its gross income and gross assets and the nature of its business, we believe that we will not be classified as a PFIC for our taxable year ending December 31, 2004. Our status in 2005 and future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for any future year, but there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC, a US Holder of new shares generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the new shares, including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains (as discussed above under "Taxation of Distributions").

If we were a PFIC, a US Holder of new shares could make a variety of elections that may alleviate certain of the tax consequences referred to above and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the new shares. US Holders should consult their own tax advisers regarding the tax consequences that would arise if the company were treated as a PFIC.

Backup Withholding Tax and Information Reporting Requirements

US backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on new shares, and to proceeds from the sale or redemption of, new shares or rights made within the United States or by a US payor or US intermediary to a holder of new shares or rights other than an exempt recipient, including a corporation, a payee which is not a US person and provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on new shares and from the proceeds from the sale or redemption of new shares or rights within the United States or by a US payor or US intermediary to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. The backup withholding tax rate is 28% through 2010.

In the case of payments to a non-US simple trust, a non-US grantor trust or a non-US partnership, other than payments to a non-US simple trust, a non-US grantor trust or non-US partnership that qualifies as a withholding foreign trust or a withholding non-US partnership within the meaning of the applicable US Treasury Regulations and payments to a non-US simple trust, a non-US grantor trust or a non-US partnership that are effectively connected with the conduct of a trade or business in the United States, the

beneficiaries of the non-US simple trust, the persons treated as the owners of the non-US grantor trust or the partners of the non-US partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a US person only if the payor does not have actual knowledge or a reason to know that any information or certification stated in the certificate is incorrect.

THE ABOVE DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR NEW SHARES OR THE RIGHTS. YOU SHOULD CONSULT YOUR OWN TAX ADVISER CONCERNING THE TAX CONSEQUENCES OF YOUR PARTICULAR SITUATION.

PART VII: THE OFFERING; PLAN OF DISTRIBUTION

THE OFFERING

At an extraordinary general meeting of our shareholders held on September 22, 2005 it was resolved to increase our share capital by a minimum of NOK 222,222,220 and a maximum of NOK 1,000,000,000 through the issuance of a minimum of 22,222,222 and a maximum of 100,000,000 new shares, each with a par value of NOK 10. The Board of Directors was authorised to determine the issue price, within a range of a minimum of NOK 40 and a maximum of NOK 180 per new share, and to determine the number of new shares to be issued, being such number of new shares which when subscribed for and paid will raise approximately NOK 4 billion in gross proceeds to the Company. Existing holders of the Company's shares as of September 22, 2005, other than the Company, have been granted rights to subscribe for the new shares. To allow for the benefit of unused rights to be realised by holders of such rights through the proposed Rump Offering, oversubscription and subscription without exercising rights is not permitted. The subscription period shall be from September 30, 2005 until 16:00 Central European Time on October 13, 2005. Payment of the Subscription Price for the new shares shall be made by October 21, 2005. Following expiry of the subscription period, and subject to the terms and conditions of the Underwriting Agreement, the Underwriters shall subscribe for the Rump Shares and offer them for sale in the Rump Offering. Subscription of the Rump Shares shall take place as soon as practically possible after expiry of the subscription period and no later than October 20, 2005. Payment of the Subscription Price for the subscription of the Rump Shares shall be made by October 25, 2005. See "Part VII: The Offering; Plan of Distribution—Plan of Distribution". The right to transfer shares prior to payment has not been disapplied.

The Board has resolved to set the issue price at NOK 70.00 per new share and to issue 56,808,538 new shares with a par value of NOK 10 each. When deciding the subscription price, our Board of Directors has taken into consideration the prevailing market price of our shares, the size of the Offering as well as an appropriate discount in line with market practice for rights offerings in Europe.

Our current issued share capital is NOK 1,331,370,880, divided into 133,137,088 shares each with a par value of NOK 10. We are, based on the resolutions summarised above, issuing 56,808,538 new shares with a par value of NOK 10 each at the Subscription Price of NOK 70.00 per share. The existing holders of our shares, other than the Company as of the record date are being granted rights to subscribe for the new shares. Following the Rights Offering, our issued share capital will be NOK 1,899,456,260, divided into 189,945,626 shares each with a par value of NOK 10.

For information on applicable selling and transfer restrictions in respect of the new shares and the rights, see "Part VIII: Selling and Transfer Restrictions".

We intend to extend interest-free loans of up to NOK 25,000 to each of our eligible employees to purchase rights and subscribe for new shares.

Timetable

The timetable below gives certain key dates for the Offering. All times referred to are Central European Times.

Record date	September 22, 2005
Ex-rights trading in shares commences on the Oslo Børs	September 23, 2005
Subscription period commences	September 30, 2005
Trading in rights commences on the Oslo Børs	September 30, 2005
Trading in rights ceases on the Oslo Børs	16:00 hours, on October 13, 2005
End of subscription period	16:00 hours, on October 13, 2005(1)
Rump Offering Period	Expected to be from October 20, 2005 until October 26, 2005(2)
Allotment of new shares	Expected on October 20, 2005
Notification of allotment	Expected on October 20, 2005
Payment date for new shares	October 21, 2005
Delivery date for new shares	Expected on October 26, 2005
Listing and start of trading in the new shares on the Oslo Børs	Expected on October 26, 2005

(1) The time until which notification of exercise instructions may have to be given may be earlier if you hold your rights or shares through a financial intermediary.

(2) Any postponement will be announced prior to commencement of trading on October 20, 2005 by notice to the Oslo Børs.

We may adjust certain of the dates, times and periods given in the timetable and throughout this prospectus. If we should decide to adjust dates, periods or times, we will notify the Oslo Børs.

Rights

Holders of our shares as of the record date are being granted rights to subscribe for the new shares at the Subscription Price. Each share that you held on September 22, 2005, which is the record date, will entitle you to one right. Eligible Persons will be entitled to subscribe for three new shares for every seven rights held. No fractional shares will be issued and rights and fractions of a right which thus cannot be exercised will be included in the Rump Offering.

To allow for the benefit of unused rights to be realised by holders of such rights through the proposed Rump Offering, oversubscription and subscription without exercising rights is not permitted. Thus the secondary subscription right of the shareholders pursuant to section 10-4(3) of the Norwegian Public Companies Act has been disapplied.

Subject to applicable securities laws, you may sell some or all of your rights or purchase additional rights. Please see "Trading in Rights" below.

Record Date

The record date for determining the holders of our outstanding shares who will receive rights was September 22, 2005. On the Oslo Børs on the record date, the shares traded with rights. Since September 23, 2005, the shares have been traded ex-rights.

Subscription Period

Subject to the restrictions set out below, if you are an Eligible Person, you may subscribe for new shares by exercising your rights from September 30, 2005 up to 16:00 hours, Central European Time, on October 13, 2005, which is the end of the subscription period.

If you do not exercise your rights by the end of the subscription period, you will no longer be able to exercise your rights. Once you have exercised your rights, you cannot revoke or modify that exercise. Even if the market price of our shares fluctuates below the Subscription Price, if you have exercised your rights, you will be obliged to pay the Subscription Price for the relevant number of new shares.

We are not taking any action outside Norway to permit the exercise and transfer of rights by or the issue of new shares to the general public or which otherwise may involve a breach or violation of the laws of any jurisdiction. We urge you carefully to study the restrictions described under "Selling and Transfer Restrictions". We shall have sole and absolute discretion to treat as invalid any subscription or purported subscription that appears to us to have been executed, effected or dispatched in a manner that may involve or result in a breach or violation of the laws of any jurisdiction.

Subscription

If you are an Eligible Person and you wish to exercise your rights, you should do so by completing the Subscription Form sent to our shareholders as of the record date or obtained from the Subscription Agent. For information purposes only, a copy of the form of Subscription Form is attached, as Annex D to this prospectus. Accurately completed Subscription Forms must be received by the Subscription Agent no later than 16:00 hours Central European Time on October 13, 2005 at the address set out below:

Nordea Bank Norge ASA
Issuer Services
Middelthunsgt. 17
P.O. Box 1166 Sentrum
NO-0107 Oslo
Tel.: +47 22 48 62 62
Fax: +47 22 48 66 50

Neither we nor the Subscription Agent may be held responsible for delays in the mail system or for Subscription Forms forwarded by facsimile that are not received in time by the Subscription Agent. The Subscription Agent has discretion to refuse any improperly completed, delivered or executed Subscription Forms or any subscription which may be unlawful.

Norwegian shareholders and Norwegian investors acquiring rights can also make their subscription on the internet no later than 16:00 hours, Central European Time on October 13, 2005 by completing the subscription form which is available on the internet at www.norskeskog.com or www.nordea.no.

Payment

Payment for the new shares shall be made on or prior to October 21, 2005.

Any late payments will accrue interest at a rate of 9% per annum in the period from the due date until payment is made. In case of late payment, sections 10-12 and 2-13 of the Norwegian Public Limited Companies Act will apply. Allotted shares will not be delivered to the subscriber until payment has been made and we reserve our right to cancel the subscription and re-allot the shares. We may also decide in our sole discretion to draw on a payment guarantee in the amount of NOK 100,000,000 provided by Nordea Bank Norge ASA to cover outstanding amounts for the account of the subscribers. The original subscriber will remain liable for payment of the Subscription Price together with any interest, costs, charges and expenses accrued.

Method of Payment

When subscribing for shares, each subscriber domiciled in Norway will give the Subscription Agent a one-time authorisation to debit a designated bank account with a bank in Norway for the Subscription Price for the shares allotted to the subscriber. The amount will be debited on or about October 21, 2005. Subscribers not resident in Norway may elect to have payment for the shares subscribed by them debited directly from such account with a bank in Norway. If no such election has been made, payment for the new shares allotted to such subscribers must be made on or before the payment date. Further details are set out in the Subscription Form, or may be obtained by contacting the Subscription Agent.

Subscription Agent

Nordea Bank Norge ASA will act as Subscription Agent to receive Subscription Forms for new shares.

Financial intermediaries through which Eligible Persons hold their rights will be responsible for collecting exercise instructions from such Eligible Persons and for informing the Subscription Agent accordingly.

Trading in Rights

The rights will be tradable, and will be listed on Oslo Børs under the ticker code NSGT. Trading in the rights on the Oslo Børs will commence on September 30, 2005, and will continue until 16:00 hours, Central European Time, on October 13, 2005. The rights will be registered with the VPS under the International Securities Identification Number (ISIN) NO 001 0285059. Transfer of rights will take place through the book-entry systems of the VPS.

Persons interested in trading or purchasing rights should be aware that the exercise of rights by holders who are located in countries other than Norway is subject to restrictions as described under "Part VIII: Selling and Transfer Restrictions".

See "Conditions to the Underwriting and the Subscription and Sale of Rump Shares" below as to the consequences of any withdrawal of the Rights Offering for the rights and any trades in the rights.

Unexercised Rights and the Rump Offering

You cannot exercise your rights after 16:00 hours, Central European Time, on October 13, 2005, which is the end of the subscription period.

After the subscription period has ended, the Underwriters, subject to the terms and conditions of the Underwriting Agreement, will commence the Rump Offering, in which they will offer the Rump Shares for sale. The Rump Offering, if any, is expected to commence on October 20, 2005, and to end on October 26, 2005. The Rump Shares will be subscribed by the Underwriters on October 20, 2005 at the Subscription Price in accordance with the terms of the Underwriting Agreement. See "Part VII: The Offering; Plan of Distribution—Plan of Distribution".

Unexercised Rights Payments

Upon the completion of the Rump Offering, if the aggregate proceeds for the Rump Shares offered and sold in the Rump Offering, after deduction of selling and other related expenses and applicable taxes (the "Excess Amount") exceeds the aggregate Subscription Price for such Rump Shares, each holder of a right or a fraction of a right that was not exercised at the end of the subscription period will be entitled to receive, except as noted below, from the Underwriters an amount in cash (an "Unexercised Rights

Payment") equal to its proportionate Share of the Excess Amount based upon the number of unexercised rights held as of October 13, 2005. If the Excess Amount divided by the total number of unexercised rights is less than NOK 0.01, no Unexercised Right Payment will be made to the holders of any unexercised rights and, instead, any Excess Amount will be retained by the Underwriters. If the aggregate Unexercised Rights Payment otherwise payable to any holder of a right is less than NOK 20, after deduction of expenses, no payment will be made and the relevant proportion of the Excess Amount will be retained by the Underwriters. We shall not be entitled to receive any amount in excess of the Subscription Price in respect of our new shares. The Underwriters will use their reasonable efforts to place the Rump Shares, subject to prevailing market conditions. We cannot guarantee you that the Rump Offering will take place. Should the Rump Offering take place, neither we nor the Underwriters will be responsible for any lack of Excess Amount arising from any sale of the Rump Shares.

The Unexercised Rights Payments, if any, will be distributed to the registered holders of unexercised rights as soon as practicable after the end of the Rump Offering (payment is expected on or about November 4, 2005) and will be credited to those holders through the facilities of the VPS. Payments will be made in NOK only without interest and after deduction of any payment charges.

Any Rump Shares not sold at the end of the Rump Offering will be retained by the Underwriters for their own account and any subsequent sale of such shares by the Underwriters will not result in any payment to holders of unexercised rights.

Conditions to the Underwriting and the Subscription and Sale of Rump Shares

The Underwriting and the subscription and sale of the Rump Shares are subject to a number of conditions. See "Part VII: The Offering; Plan of Distribution—Plan of Distribution—Underwriting Arrangements". If any or all of the conditions are not met or waived prior to payment for and delivery of our new shares, the Underwriters may, at their discretion, terminate the Underwriting Agreement and the obligation of the Underwriters to subscribe for the Rump Shares. In such event, the Rights Offering will be withdrawn. All rights will then lapse without value, subscriptions for, and allotments of, new shares that have been made will be disregarded and any subscription payments made will be returned without interest or any other compensation. The lapsing of rights shall be without prejudice to the validity of any trades in rights. You will not receive any refund or compensation in respect of rights that you have purchased in the market. See "Part VII: The Offering; Plan of Distribution—Plan of Distribution" and "Part I: Summary, Risk Factors, Proposed Acquisition of Remaining Interest in PanAsia and Use of Proceeds—Risk Factors—Risk Relating to the Offering."

Allotment of New Shares

Allotment of new shares to be issued pursuant to the Offering is expected to take place on October 20, 2005. Notification of allotment will be sent out on or about October 20, 2005. The result of the subscription will also be made public by notice to the Oslo Børs at the same time.

Payment and Delivery

The payment date for the new shares is October 21, 2005. Delivery of the new shares is expected to take place on October 26, 2005 through the book-entry system of the VPS.

Ranking and Dividends

New shares issued in the Offering will, upon issue, rank equally in all respects with our currently outstanding shares. The new shares will be eligible for any dividends as from the 2004 accounting year which we may declare on our shares after registration of the new shares in the Register of Business Enterprises. Please see "Part V: The Norwegian Securities Market; Market Information; Dividends; Description of the Shares—Dividends".

Listing and Trading in Our New Shares

Our new shares will be listed on the Oslo Børs. We expect that trading in such shares on the Oslo Børs will commence on October 26, 2005.

Our outstanding shares are listed on the Oslo Børs under the symbol "NSG".

Financial Intermediaries

For shareholders who hold shares and rights through financial intermediaries, please read the following section. All questions concerning the timeliness, validity and form of instructions to a financial intermediary in relation to the exercise, sale or purchase of rights will be determined by the financial intermediary in accordance with its usual customer relations procedure; or as it otherwise notifies you.

We are not liable for any action or failure to act by a financial intermediary through which Eligible Persons hold their shares or by the Subscription Agent in connection with any subscriptions or purported subscriptions.

Rights

If you hold our shares through a financial intermediary on the record date, your financial intermediary will customarily give you details of the aggregate number of rights to which you will be entitled. Your financial intermediary will supply you with this information in accordance with its usual customer relations procedures. You should contact your financial intermediary if you are a shareholder entitled to receive rights but have received no information with respect to the Rights Offering. Only holders of our shares as of the record date will be entitled to receive rights. If you have acquired rights which you hold through a financial intermediary, you should contact your financial intermediary for instructions on how to make the subscription.

Subscription Period

The time until which notification of exercise instructions may be validly given may be earlier if you hold your shares through a financial intermediary, depending on your financial intermediary.

Subscription

If you hold your rights through a financial intermediary and you wish to exercise your rights, you should instruct your financial intermediary in accordance with the instructions that you receive from it. The financial intermediary will be responsible for collecting exercise instructions from you and for informing the Subscription Agent of your exercise instructions.

Subject to applicable securities laws, you may instruct your financial intermediary to sell some or all of your rights, or to purchase additional rights, on your behalf. Please see "Trading in Rights" below.

Method of Payment

If you hold your rights through a financial intermediary, you should pay the Subscription Price for the new shares that you subscribe for in accordance with the instructions you receive from that financial intermediary. The financial intermediary will pay the Subscription Price to the Subscription Agent, who will in turn pay it to us. Payment for the new shares must be made to the Subscription Agent no later than the payment date. Accordingly, financial intermediaries may require payment to be provided to them prior to the payment date.

Trading in Rights

If your rights are registered through a financial intermediary and you want to sell some or all of your rights, you should instruct your financial intermediary in accordance with the instructions that it gives you. You may also instruct your financial intermediary to purchase rights on your behalf.

PLAN OF DISTRIBUTION

General

Deutsche Bank AG and Nordea Bank Norge ASA act as the Underwriters of the Offering.

Underwriting Arrangements

On September 6, 2005, we entered into the Underwriting Agreement with the Underwriters in respect of the Offering. Subject to the terms and conditions in the Underwriting Agreement, the Underwriters have agreed to subscribe, severally and not jointly, for any Rump Shares at the Subscription Price in the following proportions:

Underwriter	Undertaking to underwrite percentage of Rump Shares
Deutsche Bank AG	50%
Nordea Bank Norge ASA	50%
Total	100%

The Underwriters have agreed, pursuant to, and subject to the terms and conditions of the Underwriting Agreement, to use their reasonable efforts to seek purchasers for any Rump Shares at the highest price they can.

Neither the rights nor the shares have been or will be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in certain transactions exempt from the registration requirements of the Securities Act. See "Part VIII: Selling and Transfer Restrictions". Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Upon completion of the Rump Offering, if the aggregate proceeds for the Rump Shares offered and sold in the Rump Offering, after deduction of selling and other related expenses and applicable taxes, if any, exceed the aggregate Subscription Price for such Rump Shares (such amount, the Excess Amount), each holder of a right that was not exercised at the end of the subscription period will be entitled to receive, except as noted below, an amount in cash proportional to the number of unexercised rights held by such holder as of October 13, 2005 (referred to as the Unexercised Right Payment). If the Excess Amount divided by the total number of unexercised rights is less than NOK 0.01, no Unexercised Right Payment will be made to holders of any unexercised rights and, instead, any Excess Amount will be retained by the Underwriters. If the aggregate Unexercised Rights Payment otherwise payable to any holder of unexercised rights is less than NOK 20, after deduction of expenses, no payment will be made and the relevant proportion of the Excess Amount will be retained by the Underwriters.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to customary conditions precedent. Those conditions include, but are not limited to, that there be no event making any of the representations and warranties given by us in the Underwriting Agreement untrue or incorrect in any material respect as at the date the Underwriters subscribe for the Rump Shares or as at the payment date for the Rump Shares and that we have performed all our obligations under the Underwriting Agreement before such payment date. The Underwriting Agreement also provides that the Underwriters may terminate the Underwriting Agreement upon the occurrence of certain events or the existence of certain circumstances. The Underwriting Agreement may be terminated if, among other reasons, an event causing a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, occurs, if trading in securities of the Company or in securities generally on the New York Stock Exchange, Oslo Børs or London Stock Exchange has been suspended or materially limited or minimum or maximum prices have been established on any such exchange, if a banking moratorium has been declared by New York, U.S., Norwegian or U.K. authorities or the European Central Bank and, in the sole judgment of the Underwriters, acting, where practicable, after consultation with the Company, such condition would make it impracticable to market the shares on the terms and in the manner contemplated by this prospectus or if there has been an outbreak or escalation of hostilities between the United States, Norway or the United Kingdom and any foreign power or an outbreak or escalation of any other insurrection or armed conflict involving the United States, Norway or the United Kingdom that has an effect on the financial markets and, in the sole judgment of the Underwriters, acting,

where practicable, after consultation with the Company, such condition would make it impracticable to market the Offered Shares on the terms and in the manner contemplated by this prospectus.

If all of the conditions referred to above are not met or waived, or if any of the events or circumstances referred to above occur prior to payment for and delivery of the Rump Shares, the Underwriters may, at their discretion, terminate the Underwriting Agreement and the obligation of the Underwriters to subscribe for any Rump Shares will lapse. In such event, the Rights Offering will be withdrawn. Furthermore, rights granted will lapse without value, and any subscription payments made will be returned without interest or any other compensation. The lapse of rights will be without prejudice to the validity of any trades in rights. There will be no refund or compensation in respect of rights purchased in the market.

The Company will issue 56,808,538 shares in the Offering at the issue price of NOK 70.00 per share. Pursuant to the Underwriting Agreement, the Company has agreed to pay commissions to the Underwriters. The commissions are expected to total approximately NOK 119.3 million. The Company has also agreed to pay certain costs incurred by the Underwriters in connection with the Offering.

Transaction costs, together with all other costs directly attributable to the Offering, set out in the table below will be for the account of the Company. Share premiums, less deduction for transaction costs, will be credited to the Company's share premium reserve. The total costs of the Offering are expected to be approximately NOK 135.9 million, as further detailed below.

Adviser	Location/address	Nature of work involved	Amount in NOK[1]
Deutsche Bank AG	London, United Kingdom	Underwriter	59,650,000
Nordea Bank Norge ASA	Oslo, Norway	Underwriter, Subscription agent and payment guarantor	59,650,000
White & Case LLP	London, United Kingdom	Legal advisers to Norske Skog	3,400,000
Wiersholm Mellbye & Bech Advokatfirma AS	Oslo, Norway	Legal advisers to Norske Skog	1,200,000
Clifford Chance LLP	London, United Kingdom	Legal advisers to the Underwriters	2,760,000
Thommessen Krefting Greve Lund Advokatfirma AS	Oslo, Norway	Legal advisers to the Underwriters	950,000
Stikeman Elliott LLP	Montreal, Quebec, Canada	Legal advisers to the Underwriters	280,000
PricewaterhouseCoopers AS	Oslo, Norway	Auditors	8,000,000

(1) Expenses for legal and auditing advice and other costs are based on estimates and are exclusive of VAT.

The Company has made certain customary representations, warranties and undertakings to the Underwriters. In addition, the Company has agreed to indemnify the Underwriters to the extent permitted by law against certain liabilities in connection with the Offering. Each Underwriter has undertaken not to offer the Rump Shares in any country or jurisdiction, except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations.

We have agreed in the Underwriting Agreement that for a period beginning on the date that settlement for the new shares occurs and continuing to and including the date 180 days after such date, we will not, directly or indirectly, without the prior written consent of the Underwriters (which will not be unreasonably withheld), offer, sell, contract to sell or otherwise dispose of for value any then-outstanding ordinary or other of our shares or securities representing, convertible into or exchangeable for, or any rights to purchase or acquire such a share or enter into a derivative transaction having an economic effect

similar to any of the foregoing, other than (1) our ordinary shares issued pursuant to a stock dividend, (2) our ordinary shares issued for sale in order to use the proceeds thereof for payment of a cash alternative to our stock dividend, (3) our ordinary shares or options for such shares issued to our officers and employees or officers and employees any of our subsidiaries under any stock plan existing at the time of execution of the Underwriting Agreement or any future such plan, or any of our ordinary shares issued upon exercise of any such options or (4) our ordinary shares issued upon the exercise of any options or other securities exercisable for such shares, or the conversion or exchange of convertible or exchangeable securities, in each case, outstanding at the time of execution of the Underwriting Agreement.

Provision of Investment and Commercial Banking Services

The Underwriters or their affiliates have provided from time to time, and may provide in the future, investment and commercial banking services to the Company and its affiliates in the ordinary course of business, for which they may have received and may continue to receive customary fees and commissions.

These services include, but are not limited to, an agreement with us on the terms of a multicurrency facility of US$600 million which we may use to refinance all or part of PanAsia's existing debt. Both Deutsche Bank and Nordea have extended existing credit facilities to the Company.

Furthermore, Deutsche Bank is acting as financial adviser to us in connection with the acquisition of PanAsia. Deutsche Bank has received or will receive customary compensation in connection with such services.

PART VIII: SELLING AND TRANSFER RESTRICTIONS

General

THE GRANT OF RIGHTS AND ISSUE OF NEW SHARES UPON EXERCISE OF RIGHTS AND THE OFFER OF RUMP SHARES TO PERSONS RESIDENT IN, OR WHO ARE CITIZENS OF, COUNTRIES OTHER THAN NORWAY MAY BE AFFECTED BY THE LAWS OF THE RELEVANT JURISDICTION. YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISERS AS TO WHETHER YOU REQUIRE ANY GOVERNMENTAL OR OTHER CONSENTS OR NEED TO OBSERVE ANY OTHER FORMALITIES TO ENABLE YOU TO EXERCISE RIGHTS.

We are not taking any action to permit a public offering of our new shares being offered in the Offering (pursuant to the exercise of the rights or otherwise) in any jurisdiction outside Norway. Receipt of this document will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this prospectus is for information only and should not be copied or redistributed. Except as otherwise disclosed in this prospectus, if you receive a copy of this prospectus in any territory other than Norway, you may not treat this prospectus as constituting an invitation or offer to you, nor should you in any event deal in the rights or our new shares being offered in the Offering, unless, in the relevant jurisdiction, such an invitation or offer could lawfully be made to you, or the rights or our new shares being offered in the Offering could lawfully be dealt in without contravention of any unfulfilled registration or other legal requirements.

Accordingly, if you receive a copy of this prospectus you should not distribute or send the same, or transfer rights or new shares being offered in the Offering to any person or in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If you forward this prospectus into any such territories (whether under a contractual or legal obligation or otherwise), you should draw the recipient's attention to the contents of this section.

Except as otherwise expressly noted in this prospectus:

- our rights and new shares being granted or offered, respectively, in the Offering may not be offered, sold, resold, transferred or delivered, directly or indirectly, in or into, the Ineligible Jurisdictions;
- this prospectus may not be sent to any person in any Ineligible Jurisdiction; and
- the crediting of rights to an account of a shareholder or other person in an Ineligible Jurisdiction or a citizen of an Ineligible Jurisdiction (referred to as Ineligible Persons) does not constitute an offer to such persons of our new shares being offered in the Offering and Ineligible Persons may not exercise rights.

If you take up, deliver or otherwise transfer rights, exercise rights to obtain our new shares or trade or otherwise deal in rights or the new shares being granted or offered, respectively, in the Offering, you will be deemed to have made, or, in some cases, be required to make, the following representations and warranties to us, the Subscription Agent and any person acting on our or its behalf, unless such requirement is waived by us:

(a) you are not located in an Ineligible Jurisdiction;

(b) you are not an Ineligible Person;

(c) you are not acting, and have not acted, for the account or benefit of an Ineligible Person;

(d) unless you are a QIB, you are located outside the United States and any person for whose account or benefit you are acting is located outside the United States and, upon acquiring our new shares in the Offering, you and any such person will be located outside the United States;

(e) you understand that neither the rights nor the new shares being granted and offered, respectively, in the Offering have been or will be registered under the Securities Act and may not be offered, sold, pledged, resold, granted, delivered, allotted, taken up or otherwise transferred within the United States or to or for the account or benefit of US persons except pursuant to an exemption from, or in a transaction not subject to, registration under the Securities Act; and

(f) you may lawfully be offered, take up, subscribe for and receive rights and our new shares being offered in the Offering in the jurisdiction in which you reside or are currently located.

We, the Subscription Agent and any persons acting on behalf of either us or the Subscription Agent will rely upon your representations and warranties. Any provision of false information or subsequent breach of these representations and warranties may subject you to liability.

If you are a person acting on behalf of a holder of the rights (including, without limitation, as a nominee, custodian or trustee), you will be required to provide the foregoing representations and warranties to us and the Subscription Agent with respect to the exercise of rights on behalf of the holder. If you do not or are unable to provide the foregoing representations and warranties, neither we nor the Subscription Agent will be bound to authorise the allocation of any of the rights or our new shares being offered in the Offering to you or the person on whose behalf you are acting.

Subject to the specific restrictions described below, if you (including, without limitation, your nominees and trustees) are outside Norway and wish to exercise or otherwise deal in rights or subscribe for our new shares being offered in the Offering, you must satisfy yourself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories.

The comments set out in this section are intended as a general guide only. If you are in any doubt as to whether you are eligible to exercise your rights or subscribe for our new shares being offered in the Offering, you should consult your professional adviser without delay.

Rights will initially be credited to financial intermediaries for the accounts of all shareholders that hold our shares as of the record date in custody through such an intermediary. A financial intermediary may not exercise any rights on behalf of any person in the Ineligible Jurisdictions or any Ineligible Persons and will be required in connection with any exercise of rights to certify to such effect. Subject to certain exceptions, financial intermediaries are not permitted to send this prospectus or any other information about the Offering into any Ineligible Jurisdiction or to any Ineligible Persons. The crediting of rights to the account of persons in Ineligible Jurisdictions or to Ineligible Persons does not constitute an offer of our new shares to such persons. Financial intermediaries, which include brokers, custodians and nominees, holding for Ineligible Persons may consider selling any and all rights held for the benefit of such persons to the extent permitted under their arrangements with such persons and applicable law and to remit the net proceeds to the accounts of such persons. On the completion of the Rump Offering, if the aggregate proceeds of the Rump Shares offered and sold in the Rump Offering, after deduction of selling expenses and applicable taxes, if any, exceeds the aggregate Subscription Price for such Rump Shares, each holder of a right that was not exercised at the end of the subscription period will be entitled to receive, except as provided elsewhere in this prospectus, an Unexercised Right Payment.

Subject to certain exceptions, exercise instructions or certifications sent from or postmarked in any Ineligible Jurisdiction will be deemed to be invalid and our new shares being offered in the Offering will not be delivered to an addressee inside any Ineligible Jurisdiction. We reserve the right to reject any exercise (or revocation of such exercise) in the name of any person who provides an address in an Ineligible Jurisdiction for acceptance, revocation of exercise or delivery of such shares, who is unable to represent or warrant that such person is not in an ineligible Jurisdiction and is not an Ineligible Person, who is not acting on a discretionary basis for such persons, or who appears to us or our agents to have executed its exercise instructions or certifications in, or dispatched them from, an Ineligible Jurisdiction. Furthermore, we reserve the right, with sole and absolute discretion, to treat as invalid any exercise or purported exercise of rights in the Rights Offering which appears to us to have been executed, effected or dispatched in a manner that may involve a breach or violation of the laws or regulations of any jurisdiction.

Despite any other provision of this document, we and the Subscription Agent reserve the right to permit you to exercise your rights if we and the Subscription Agent in our absolute discretion are satisfied that the transaction in question is exempt from or not subject to the laws or regulations giving rise to the restrictions in question. Applicable exemptions in certain jurisdictions are described further below. In any such case, neither we nor the Subscription Agent accept any liability for any actions that you take or for any consequences that you may suffer by us accepting your exercise of rights.

The Underwriters (either directly or indirectly through their respective affiliates) may offer the Rump Shares in private offerings to institutional investors outside Norway, including in the United States in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

United States

The rights and our new shares being granted or offered, respectively, in the Offering have not been and will not be registered under the Securities Act or with any security regulatory authority of any state or other jurisdiction in the United States. Accordingly, our new shares may be offered, pledged, sold, resold, granted, delivered, allotted, taken up or otherwise transferred (pursuant to the distribution of rights or otherwise) only in transactions that are exempt from, or in transactions not subject to, registration under the Securities Act and in compliance with any applicable state securities laws. As a result, no offer of our new shares (pursuant to the exercise of rights or otherwise) is being made to persons who are located in the United States, except as provided below. Persons located in the United States will not be permitted to exercise any rights or purchase our new shares being offered in the Offering.

Notwithstanding the foregoing, persons located in the United States that are QIBs may be able to purchase new shares being offered in the Offering (pursuant to the exercise of rights or otherwise) by way of a private placement pursuant to an applicable exemption from registration under the Securities Act provided that they sign the "U.S. Subscribers" portion of a Subscription Form in the form set forth in Annex D to this prospectus, satisfactory to us prior to such exercise and thereby make the representation and warranties and undertake as provided below.

Each purchaser of the new shares that is in the United States will be required to sign the "U.S. Subscribers" portion of a Subscription Form in the form as set forth in Annex D to this prospectus to us or our designee setting forth certain restrictions and procedures regarding the transfer of the new shares and which will be deemed to contain the following representations, warranties and undertakings:

1. It is a QIB and, if it is acquiring the new shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a QIB, it has investment discretion with respect to each such account and it has the full power and authority to make the acknowledgements, representations and agreements on behalf of each owner of such account.

2. It is acquiring the new shares for its own account, or for the account of a QIB as to which it has full investment discretion, in each case for investment purposes, and not with a view to any distribution (within the meaning of the US securities laws) of the new shares.

3. It understands, and each beneficial owner has been advised, that the new shares being offered in the Offering have not been and will not be registered under the Securities Act, and are being offered and sold to it (or such beneficial owner) in a transaction not involving a public offering, exempt from the registration requirements of the Securities Act.

4. It understands that the new shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.

5. It is not purchasing the new shares as a result of any general solicitation or general advertising, including advertisements, articles, notices, or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

6. It has received and read a copy of this prospectus and has had access to the financial and other information regarding the us and the new shares as it has requested in connection with its investment decision to subscribe for and purchase our new shares being offered in the Offering. If it has had any queries regarding the subscription for and purchase of the new shares or the us and our affairs, it has asked these questions of and received satisfactory answers to it from our representatives. It has not relied on financial or other information supplied to it by any person other than information contained in this prospectus. It has made its own assessment concerning the relevant tax, legal and other economic considerations relevant to its investment in the new shares.

7. It has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the new shares, and it has the financial ability to bear the economic risk of investment in the new shares.

8. It agrees that in the event that at some future time it wishes to reoffer, resell, pledge or otherwise transfer any of the new shares, it will not do so except in accordance with any applicable securities laws of any state of the United States and it certifies that either:

   (a) it will transfer the new shares in a transaction exempt from the registration requirements of the Securities Act under Rule 144A (a "Rule 144A Transaction"), if available, and provide an opinion of counsel reasonably satisfactory to us which states that the transfer is exempt from the registration requirements of the Securities Act and that the new shares following such transfer are freely transferable;

   (b) it will transfer the new shares in a transaction exempt from the registration requirements of the Securities Act under Rule 144(e) or Rule 144(k) (a "Rule 144 Transaction") and provide an opinion of counsel reasonably satisfactory to us which states that the transfer is exempt from the registration requirements of the Securities Act and that the new shares following such transfer are freely transferable;

   (c) it will transfer the new shares in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the Securities Act (a "Reg S Transaction") and provide an opinion of counsel reasonably satisfactory to us which states that the transfer is exempt from the registration requirements of the Securities Act;

   (d) it will transfer the new shares in a transaction exempt from the registration requirements of the Securities Act other than a Rule 144A, a Rule 144 Transaction or a Reg S Transaction and provide an opinion of counsel reasonably satisfactory to us which states that the transfer is exempt from the registration requirements of the Securities Act; or

   (e) it will transfer the new shares pursuant to an effective registration statement under the Securities Act.

9. It acknowledges that we, the Subscription Agent, the Underwriters, their respective affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. It understands that we are relying on such acknowledgements, representations, warranties and undertakings in order to comply with us and other securities laws. It irrevocably authorises any financial intermediary, which includes any nominee, custodian or other financial intermediary through which it holds its currently outstanding shares, to provide us, the Subscription Agent and the Underwriters with a signed and completed copy of the "U.S. Subscribers" portion of a Subscription Form and such information regarding its identity and holding of our new shares (including pertinent account information and details of its identity and contact information) as is necessary or appropriate to facilitate its exercise of the rights or the purchase of new shares in the Rump Offering. It also irrevocably authorises us, the Subscription Agent and the Underwriters to produce such signed and completed "U.S. Subscribers" portion of a Subscription Form or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters set forth herein.

Purchasers Outside the United States

Each purchaser of our new shares being offered and sold outside the United States will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Regulation S being used herein as defined therein):

(a) the purchaser is, and the person, if any, for whose account it is acquiring such new shares is, outside the United States, and is acquiring the new shares in an offshore transaction meeting the requirements of Regulation S;

(b) the purchaser is aware that the new shares have not been and will not be registered under the Securities Act and are being distributed and offered outside the United States in reliance on Regulation S; and

(c) the purchaser acknowledges that we, the Subscription Agent (if applicable), the Underwriters and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Neither we nor the Underwriters nor any other person shall be responsible or have any liability whatsoever for any loss or damage (actual or alleged) arising from our agreeing to permit any exercise of rights by United States holders of rights.

European Economic Area (other than Norway)

Each of the Company and the Underwriters has represented and agreed that, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the new shares and rights to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of the new shares and rights to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those new shares and rights which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of new shares and rights to the public" in relation to any new shares and rights in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the new shares and rights to be offered so as to enable an investor to decide to purchase or subscribe the new shares and rights, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

Each of the Company and the Underwriters has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any rights and offered shares to the public in France and that offers and sales of rights and offered shares in France will only be made to qualified investors (*investisseurs qualifiés*) or to a restricted circle of investors (*cercle restraint d'investisseurs*) acting for their own account, as defined in Article L.411-2, D.411-1 and D.411-2 of the French *Code monétaire et financier.*

In addition, each of the Company and the Underwriters has represented and agreed that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in France this prospectus or any other offering material relating to any rights and offered shares other than to investors to whom offers and sales of any rights and offered shares in France may be made as described above.

Italy

The offering of the new shares or rights has not been registered pursuant to the Italian securities legislation and, accordingly, each of the Company and the Underwriters has represented and agreed that it has not offered or sold, and will not offer or sell, any new shares or rights in Italy in a solicitation to the public, and that sales of the new shares or rights in Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

Each of the Company and Underwriters has represented and agreed that it will not offer, sell or deliver any the new shares or rights or distribute copies of this prospectus or any other document relating to the new shares or rights in Italy except:

(1) to "Professional Investors", as defined in Article 31.2 of CONSOB Regulation No. 11522 of 1 July 1998 as amended ("Regulation No. 11522"), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 as amended ("Decree No. 58"), or in any other circumstances

where an expressed exemption to comply with the solicitation restrictions provided by Decree No. 58 or CONSOB Regulation No. 11971 of 14 May 1999 as amended applies, provided, however, that any such offer, sale or delivery of the new shares or rights or distribution of copies of this prospectus or any other document relating to the new shares or rights in Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended ("Decree No. 385"), Decree No. 58, Regulation No. 11522 and any other applicable laws and regulations;

(b) in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy (*Istruzioni di Vigilanza della Banca d'Italia*), pursuant to which the issue, offer, trading or placement of securities in Italy is subject to a prior notification to the Bank of Italy, unless an exemption, depending, *inter alia*, on the aggregate amount and the characteristics of the Notes issued, offered, traded or placed in Italy, applies; and

(c) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Sweden

Pursuant to the exemption under Chapter 2, Section 1 of the Swedish Act on Trading in Financial Instruments (1991:980), this prospectus is not a prospectus within the meaning of the Swedish Financial Supervisory Authority Regulation 1995:21, nor has this prospectus been registered or approved by any governmental or regulatory agency in Sweden. Accordingly, each of the Company and the Underwriters has represented and agreed that it will not make this prospectus available, nor otherwise market and offer for sale the rights or new shares in Sweden, other than in circumstances which are deemed not to be an offer to the public in Sweden within the meaning of the Swedish Act on Trading in Financial Instruments.

Switzerland

The rights and the new shares are being offered by way of a private placement to a limited and selected circle of investors in Switzerland without any public offering and only to investors who do not subscribe the shares with the intention to distribute them to the public. The investors will be individually approached by the Underwriters from time to time.

This prospectus as well as any other material relating to the rights or the new shares is personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those investors to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Underwriters. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland.

This prospectus as well as any other material relating to the rights or the new shares does not constitute an issue prospectus pursuant Art. 652a of the Swiss Code of Obligations. The rights or new shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the rights or new shares including, but not limited to this prospectus, do not claim to comply with the disclosure standards of the Listing Rules of SWX Swiss Exchange.

Hong Kong

Each of the Company and the Underwriters has represented and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any new shares or rights other than (a) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the "CO") or which do not constitute an offer to the public within the meaning of the CO; and (ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the new shares or rights, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the new shares or rights which are or are intended to be disposed of (a) only to persons outside Hong Kong, (b) only to "professional investors" as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong (the

"SFO") and any rules made under the SFO, or (c) in other circumstances which do not result in the advertisement, invitation or document being a "prospectus" as so defined.

Australia

This prospectus does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the "Corporations Act") and has not been, and will not be, lodged with the Australian Securities and Investments Commission.

Each of the Company and the Underwriters has represented and agreed that offers and sales of rights and new shares in Australia will only be made and this prospectus will only be distributed in Australia to persons to the extent that both (a) those persons are "wholesale clients" for the purposes of Chapter 7 of the Corporations Act and (b) such offers of new shares and rights for issue or sale do not need disclosure to investors under Part 6D.2 of the Corporations Act ("Part 6D.2") or where each of the Company and the Underwriters is satisfied in its discretion that it can make the offer in Australia to such persons in accordance with other applicable exemptions from the requirements of both Part 6D and Chapter 7 of the Corporations Act.

As the offer for the issue of new shares and rights will be made in Australia without disclosure under Part 6D.2, the offer of those new shares and rights for sale in Australia within 12 months of their issue may, under section 707(3) of the Corporations Act, require disclosure to investors under Part 6D.2 if none of the exemptions in section 708 apply. Accordingly, any person to whom new shares and rights are issued pursuant to this document must not, within 12 months after the issue, offer (or transfer, assign or otherwise alienate) those new shares and rights to investors in Australia except in circumstances where disclosure to investors is not required under Part 6D.2 or unless a compliant disclosure document is prepared and lodged with the Australian new shares and rights and Investments Commission. Disclosure to investors would not generally be required under Part 6D.2 where:

(a) the new shares and rights are offered for sale on a stock exchange outside of Australia;

(b) the new shares and rights are offered for sale to categories of "professional investors" referred to in section 708(11) of the Corporations Act; or

(c) the new shares and rights are offered to persons who are "sophisticated investors" that meet the criteria set out in sections 708(8) or 708(10) of the Corporations Act.

However, Chapter 6D of the Corporations Act is complex, and if in any doubt, you should confer with your professional advisers regarding the position.

This document is intended to provide general information only and has been prepared by the Issuer without taking into account any particular person's objectives, financial situation or needs. Investors should, before acting on this information, consider the appropriateness of this information having regard to their personal objectives, financial situation or needs. Investors should review and consider the contents of this document and obtain financial advice specific to their situation before making any decision to make an application for the new shares and rights.

PART IX: VALIDITY OF SECURITIES; INDEPENDENT PUBLIC ACCOUNTANTS

VALIDITY OF SECURITIES

The validity of the shares being sold in this offering will be passed upon by Wiersholm, Mellbye & Bech, Norwegian counsel for the Company and by Thommessen Krefting Greve Lund AS, Norwegian Counsel for the Underwriters. Certain matters of US law will be passed upon for the Company by White & Case LLP and for the Underwriters by Clifford Chance LLP. White & Case LLP and Clifford Chance LLP may rely on Wiersholm, Mellbye & Bech and Thommessen Krefting Greve Lund AS with respect to certain matters of Norwegian law.

INDEPENDENT PUBLIC ACCOUNTANTS

Our consolidated financial statements at and as of December 31, 2004 included herein were audited by PricewaterhouseCoopers AS, independent accountants, as stated in its report appearing in this prospectus.

Our consolidated financial statements for the years ended December 31, 2003 and 2002 were audited by our former independent public accountants, Ernst & Young. However, after they performed their audit, we made adjustments to our financial statements for those years, as more fully discussed in Part III of this prospectus (see "Part III: Management's Discussion and Analysis of Financial Condition and Results of Operations").

The adjustments referred to above have not been audited by either Ernst & Young or PricewaterhouseCoopers and the financial statements for the years ended December 31, 2003 and 2002 that appear in this prospectus have therefore not been audited.

Ernst & Young's audit reports for the years ended December 31, 2003 and 2002 were included in our annual reports for those years and are publicly available at the Norwegian Register of Company Accounts and on our website. Those reports are unqualified and are incorporated by reference in this prospectus.

The audited consolidated financial statements of PanAsia included herein have been audited by PricewaterhouseCoopers Singapore, independent public accountants, as stated in their report appearing in this prospectus. The unaudited pro forma combined financial information for the year ended December 31, 2004 and the six months ended June 30, 2005 and 2004 included in this prospectus has been reviewed by PricewaterhouseCoopers AS, as stated in their report appearing in this prospectus.

PART X: SUMMARY OF DIFFERENCES IN ACCOUNTING STANDARDS; UNAUDITED PRO FORMA FINANCIAL INFORMATION

SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN US GAAP AND NORWEGIAN GAAP

Our interim financial statements are prepared in accordance with IFRS. Norske Skog implemented IFRS as of January 1, 2005. IFRS requires one year of historical figures. To be able to present historical figures under IFRS, the 2004 financial statements have been restated from Norwegian GAAP to IFRS. Financial statements for 2002 and 2003 included in this prospectus are prepared according to Norwegian GAAP. Norwegian GAAP differs in some certain aspects from US GAAP.

The following paragraphs summarise certain differences between Norwegian GAAP and US GAAP that could be significant to the presentation of our financial position and results of operations for the years ending December 31, 2003 and 2002. Norske Skog is responsible for preparing the summary below. We cannot offer any assurances that the differences described below would give rise to the most material differences between our financial statements were they to have been prepared under US GAAP. In addition, we cannot estimate the net effect that applying US GAAP would have on our financial position or results of operations, or any component thereof, in any of the presentations of financial information that have been included in this prospectus. However, the effect of such differences may be, individually or in the aggregate, material and, in particular, it may be that the amounts of net income and shareholders' equity prepared on the basis of US GAAP would be materially different than the amounts of net income and shareholders' equity prepared on the basis of Norwegian GAAP. The following summary may not include all differences that exist between Norwegian GAAP and US GAAP. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in this prospectus. Potential investors should consult their own professional advisers for an understanding of the differences between US GAAP and Norwegian GAAP, and how those differences might affect the financial information.

Business Combinations

According to US GAAP, business combinations are required to be accounted for by the purchase method. The pooling-of-interests method is not allowed under US GAAP. According to Norwegian GAAP, business combinations in which no acquiring party can be identified should be accounted for by the pooling-of-interests method.

Earlier Norwegian legislation, in force up to 1998, allowed for all mergers, regardless of substance, to be accounted for under the pooling-of-interests method in Norway. Our financial statements have not been restated for the effect, if any, of accounting for acquisitions as pooling-of-interest combinations.

Under Norwegian GAAP, assets and liabilities other than goodwill are measured at their fair values as of the date of acquisition and the minority interest is stated at the minority's proportion of the fair values. According to US GAAP, the acquirer's interest in the assets and liabilities is measured at fair value and the minority's proportion is measured at pre-acquisition carrying amounts.

The rules regulating recognition of restructuring provisions at the date of acquisition are more flexible under Norwegian GAAP than US GAAP and under certain circumstances provisions recognised according to Norwegian GAAP are not allowed under US GAAP.

Negative Goodwill

Negative goodwill is the excess that arises when the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity. Under US GAAP, negative goodwill should be allocated to reduce proportionately the values assigned to the acquired assets, including research and development assets acquired and charged to expense, except (a) financial assets other than equity accounted investments, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other post-retirement benefit plans, and (e) any other current assets. Any remainder should be recognised as an extraordinary gain.

Under Norwegian GAAP, negative goodwill should be classified as goodwill (reduction of asset) and amortised systematically over the average life of tangible fixed assets, unless it can be assigned to expected future losses or restructuring expenses that do not qualify for recognition at acquisition. Such negative goodwill should be amortised when these losses or expenses are incurred.

Goodwill and Identifiable Intangibles

According to US GAAP, goodwill and indefinite lived intangible assets are not amortised.

Goodwill and intangible assets that have indefinite useful lives must be tested at least annually for impairment. Intangible assets that have finite useful lives are amortised over their useful lives, but without the constraint of an arbitrary ceiling. Under US GAAP, goodwill is reviewed for impairment, at the reporting unit level, at least annually or whenever events or changes in circumstances indicate that the recoverability of the carrying amount must be assessed. A two-step impairment test is required:

(1) the fair value and the carrying amount of the reporting unit including goodwill should be compared. If the fair value of the reporting unit is less than the book value, goodwill would be considered to be impaired; then

(2) the goodwill impairment should be measured as the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill should be determined by allocating fair value to the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination. The impairment charge should be included in operating income.

Under Norwegian GAAP, goodwill and intangible assets are amortised, with no limitation as to the amortisation period. However, amortisation of goodwill or intangible assets of more than 20 years is unusual.

Joint Ventures

Under US GAAP, joint ventures should be accounted for by the equity method. Under Norwegian GAAP, joint ventures should be accounted for by the equity method or the proportional method. Under the proportional method, assets, liabilities, equity, income and expenses are consolidated line-by-line on a proportional basis. We use the proportional method for our joint ventures.

Derivative Instruments and Foreign Currency Hedging

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was subsequently amended by SFAS No. 137, SFAS No. 138, SFAS No. 149 and SFAS No 150. SFAS No. 133 is mandatory for all fiscal quarters of all fiscal years beginning after June 15, 2000.

SFAS No. 133 must be applied to derivative instruments, including certain derivative instruments embedded in other contracts. It requires that such instruments be recognised in the balance sheet as either an asset or liability and measured at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognised currently in earnings unless special hedge accounting criteria are met.

SFAS No. 133 allows special hedge accounting for fair value and cash flow hedges.

SFAS No. 133 requires that the gain or loss on the fair market value of a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting gain or loss on the fair market value of the hedged item attributable to the hedged risk be recognised currently in earnings in the same accounting period. SFAS No. 133 requires that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss (ie, the ineffective portion), if any, must be recognised currently in earnings. Any portion of a change in the fair value of a derivative that qualifies as a cash flow hedge which the issuer has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, must be recorded immediately in earnings. Under Norwegian GAAP, no specific accounting standards regarding the accounting recognition for financial instruments exists and, unless used in hedging, cost accounting should be applied.

Foreign Currency Translation

Under US GAAP, the profit and loss account of a foreign subsidiary whose functional currency is different from that of the parent is translated at an appropriate weighted average exchange rate. Under Norwegian GAAP, the profit and loss accounts of foreign subsidiaries that are regarded as an integral part

of the parent company's activities are translated at the average exchange rate for the year, except for the cost of materials and depreciation, which are translated at the rate on the transaction date.

Research and Development Costs

US GAAP requires the immediate expense recognition of all research and development costs. Specific exceptions apply related to the development of computer software costs. Norwegian GAAP allows research and development costs that comply with certain criteria to be capitalised and amortised over the estimated useful life; however, immediate expense recognition is common.

Revaluation of Fixed Assets

Under both Norwegian GAAP and US GAAP, a revaluation of fixed assets is not permitted. Until 1998, revaluation was permitted under Norwegian GAAP. Our financial statements have not been restated for the effect, if any, of revaluations of previous years.

Capitalising of Borrowing Costs

Under Norwegian GAAP and US GAAP, borrowing costs related to the construction of certain assets should be capitalised. However, the borrowing costs include exchange rate differences from foreign currency borrowings to the extent they are regarded as an adjustment to interest costs according to Norwegian GAAP, but not under US GAAP.

Leasing

Both US GAAP and Norwegian GAAP differentiate between operating and capital leases.

Under US GAAP, leases are capitalised if they meet any one of the four very specific criteria of SFAS No. 13 "Accounting for Leases". The same general criteria are applied under Norwegian GAAP, but the substance of the lease agreement will determine the accounting practice applied. Further differences between US GAAP and Norwegian GAAP may occur regarding sale and leaseback transactions.

Inventories

Under US GAAP, the acceptable methods of costing inventory are FIFO, LIFO, weighted moving average and specific identification. Inventory valuation must be recognised at the lower-of-cost-or-market value where market is generally defined as net realisable value. Under Norwegian GAAP, inventory values are measured at the lower of historic cost or fair market value based on the FIFO method. LIFO is not allowed under Norwegian GAAP.

Pensions

Under US GAAP, the determination of pension costs for defined benefit pension plans is made pursuant to SFAS No. 87 "Employers Accounting for Pensions". Under Norwegian GAAP, the accounting standard for retirement benefit costs has to be applied. Both US GAAP and Norwegian GAAP require the recognition of the net pension benefit obligation, although US GAAP and Norwegian GAAP differ significantly in relation to matters such as actuarial assumptions and the treatment of actuarial gains.

Dividends

Under US GAAP, dividends are not recognised as liabilities until declared. Under Norwegian GAAP, proposed dividends are usually recognised as liabilities. Under the Norwegian Companies Act, dividends are payable out of annual and retained earnings. The amount of dividends is subject to approval by the shareholders at a general meeting, following the fiscal year to which the dividends relate.

Revenues

Under Norwegian GAAP, revenue is recognised when earned. Under US GAAP, revenue is realised or realizable and earned when all of the following criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectability is reasonably assured.

Classification of Minority Interest

Under US GAAP, minority interest should be presented as a separate item between liabilities and shareholders' equity. The minority share of income for the year is subtracted when arriving at net income for the year. Under Norwegian GAAP minority interests are classified as a part of shareholders' equity. Net income for the year includes the minority share of income.

Changes in Accounting Policy

Under US GAAP, the effect of a change in accounting policy is generally reflected as a cumulative adjustment to current year net income and comparatives are not restated. There are certain specific exceptions where restatement is required for certain changes. Beginning in 2006, changes in accounting policy under US GAAP will require restatement of prior periods. According to Norwegian GAAP, changes in accounting policies require restatement of prior periods if the effect is material.

Forest Assets

Under US GAAP and Norwegian GAAP, timber and timberlands are stated at cost less accumulated depletion for timber previously harvested. Costs attributable to timber harvested, or depletion, are charged against income as trees are cut. Under Norwegian GAAP, reforestation costs are expensed as incurred.

Asset Retirement Obligations

Under US GAAP an entity should recognise the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The entity should capitalise an asset retirement cost as an addition to the carrying amount of the related long-lived asset and allocate the cost to expense using a systematic and rational method over its useful life. An asset retirement obligation is a legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and/or the normal operation of a long-lived asset. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties. Subsequent changes resulting from revisions to the timing or amount of the original estimate of the fair value of the liability should be recognised.

Under Norwegian GAAP asset retirement or decommissioning costs are those costs that arise from plant and equipment that have to be dismantled at the end of their life. Norwegian GAAP allows for three possible accounting treatments, with the third listed as the preferred alternative: (1) gradually build the provision over the estimated economic life of the installation; (2) the present value of the decommissioning costs is taken into the depreciation plan so that the carrying value at the end of the economic life is negative; or (3) the present value of the decommissioning costs is added to the corresponding asset's cost and a corresponding contingency is made.

Income Taxes

Under US GAAP, deferred tax assets and deferred tax liabilities are classified as current and non-current, on the basis of the assets and liabilities to which they relate.

Under Norwegian GAAP, deferred tax assets and liabilities are always shown as on a net basis as either a noncurrent deferred tax asset or a non-current deferred tax liability.

Under Norwegian GAAP, deferred tax assets and liabilities arising from business combinations can be recorded at their present value. Under US GAAP, discounting of deferred tax assets and liabilities is not permitted.

Financial Investments

According to Norwegian GAAP, fair value accounting for financial investments is limited to current financial assets that are part of a trading portfolio. In practice, only a few companies are considered to have trading portfolios and financial investments are to a great extent accounted for at the lower-of-cost-or-market. Under US GAAP, readily marketable securities are classified into one of the following three categories: "trading securities" which are valued at fair market value with unrealised gains and losses recognised in the current period income statement; "available-for-sale securities" which are valued at fair market value with unrealised gains and losses being taken to equity (ie, not currently recognised in the income statement); and "held-to-maturity securities" which are valued at cost.

Classification of Long-term Debt

Under US GAAP, amounts that are due or payable within one year of the reporting date are reclassified as a current liability. The same treatment is allowed under Norwegian GAAP, but reclassification is not mandatory.

Classification of the Income Statement

Under Norwegian GAAP, the income statement must be presented according to a classification of expenses by nature. Under US GAAP, classification of expenses by function is required.

SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN US GAAP AND IFRS

Our interim financial statements have been prepared in accordance with IFRS. Our balance sheet and income statement for 2004 have been reconciled to IFRS. IFRS differs in some certain aspects from US GAAP.

The following paragraphs summarise certain differences between IFRS and US GAAP that could be significant to the presentation of our financial position and results of operations as of June 30, 2005 and 2004, and December 31, 2004 and for the three and six months ended June 30, 2005 and 2004. Norske Skog is responsible for preparing the summary below. We cannot offer any assurances that the differences described below would give rise to the most material differences between our financial statements were they to have been prepared under US GAAP. In addition, we cannot estimate the net effect that applying US GAAP would have on our financial position or results of operations, or any component thereof, in any of the presentations of financial information that have been included in this prospectus as we have not quantified these differences. However, the effect of such differences may be, individually or in the aggregate, material and, in particular, it may be that the amounts of net income and shareholders' equity prepared on the basis of US GAAP would be materially different than the amounts of net income and shareholders' equity prepared on the basis of IFRS. The following summary may not include all differences that exist between IFRS and US GAAP. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in this prospectus. Potential investors should consult their own professional advisers for an understanding of the differences between US GAAP and IFRS, and how those differences might affect the financial information.

Historical Cost

Historical cost is the main accounting convention under both IFRS and US GAAP. However, IFRS permits the revaluation of intangible assets, property, plant and equipment (PPE) and investment property. IFRS also requires fair valuation of certain categories of financial instruments and certain biological assets. US GAAP prohibits revaluations except for certain categories of financial instruments, which have to be carried at fair value.

Jointly Controlled Entities

IFRS requires either the proportionate consolidation method or the equity method. Proportionate consolidation requires the venturer's share of the assets, liabilities, income and expenses to be combined on a line-by-line basis with similar items in the venturer's financial statements or reported as a separate line item in the venturer's financial statements. US GAAP does not permit proportionate consolidation for corporate joint ventures. Venturers apply the equity method to recognise the investment in a jointly controlled entity. Equity accounting is also appropriate for investments in unincorporated joint ventures.

Business Combinations—Minority Interests at Acquisition

Under IFRS, where an investor acquires less that 100% of a subsidiary, any minority interest should be stated at the minority's proportion of the net fair value of acquired assets, liabilities and contingent liabilities assumed. Under US GAAP fair values are assigned only to the parent company's share of the net assets acquired. The minority interest is valued at its historical book value.

Business Combinations—Goodwill

Goodwill arises as the difference between the cost of the acquisition and the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Purchased goodwill is capitalised as an intangible asset. Under IFRS goodwill should not be amortised but should be reviewed for impairment at least annually at the cash-generating unit (CGU) level. US GAAP is similar to IFRS on this issue. Goodwill should not be amortised but must be reviewed for impairment at least annually at the reporting unit level. A reporting unit can be an operating segment or one level below an operating segment.

IFRS requires an impairment review of goodwill annually or whenever an indication of impairment exists. If some of the goodwill allocated to a CGU was acquired in a business combination during the current annual period, that CGU is required to be tested for impairment before the end of the current period.

A one-step impairment test is performed. The recoverable amount of the CGU (ie, the higher of its net selling price and its value in use) is compared to its carrying amount. The impairment loss is recognised

as the excess of the carrying amount over the recoverable amount. The impairment loss is allocated to goodwill first and then pro rata to other assets within the CGU.

Under US GAAP, goodwill is reviewed for impairment, at the reporting unit level, at least annually or whenever events or changes in circumstances indicate that the recoverability of the carrying amount must be assessed. A two-step impairment test is required:

(1) the fair value and the carrying amount of the reporting unit including goodwill should be compared. If the fair value of the reporting unit is less than the book value, goodwill would be considered to be impaired; then

(2) the goodwill impairment should be measured as the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill should be determined by allocating fair value to the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination. The impairment charge should be included in operating income.

Business combinations—Negative Goodwill

According to IFRS, if any excess of fair value over the purchase price arises, the acquirer should reassess the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination, and should recognise immediately in profit and loss any excess remaining after that assessment. Under US GAAP, any excess of fair value over the purchase price must be allocated on a pro-rata basis to all assets other that current assets, financial assets (other than equity method investments), assets to be sold, prepaid pension assets and deferred taxes. Any negative goodwill remaining is recognised as an extraordinary gain. If the business combination includes contingent considerations, the lesser of the maximum contingent consideration of the negative goodwill remaining is recorded as if it was a liability.

Business Combinations—Purchase Price Allocation

There are differences between US GAAP and IFRS in the allocation of purchase price in a business combination to the identifiable assets and liabilities acquired. These differences are included in areas such as (i) date of acquisition, (ii) restructuring provisions, (iii) recognition of deferred tax assets and (iv) subsequent adjustment to assets and liabilities acquired among others.

Biological Assets

Under IFRS, biological assets should be measured on initial recognition and at each balance sheet date at its fair value less estimated point-of-sale costs. All changes in fair value should be recognised in the income statement in the period in which they arise. US GAAP does not specify any use of fair value on biological assets. Historical cost is generally used.

Research and Development

US GAAP requires immediate expense recognition of all research and development costs, with specific exceptions applying to development of computer software costs. IFRS requires distinction between research and development, and requires certain development costs to be capitalised.

Leasing

Both US GAAP and IFRS differentiate between operating and capital leases. Under US GAAP leases are capitalised if they meet any one of the four very specific criteria of SFAS No. 13 "Accounting for leases". The same general criteria are applied under IFRS, but the substance of the lease agreement will determine the accounting practice applied. Further differences between US GAAP and IFRS may occur regarding sale and leaseback transactions.

Inventories

Under US GAAP, the acceptable methods of costing inventory are FIFO, LIFO, weighted average and specific identification. Inventory valuation must be recognised at the lower of cost or market where market is generally defined as net realisable value. Under IFRS, the cost of inventory shall be assigned using FIFO or weighted average. Inventory values are measured at the lower of historic cost or net realisable value.

LIFO is not allowed under IFRS. IFRS allows for reversal of previous write-downs on inventory. Under US GAAP reversal of previous write-downs is prohibited.

Pensions

Under US GAAP, the determination of pension costs for defined benefit plans is made pursuant to SFAS No. 87 "Employers Accounting for Pensions". Under IFRS, IAS 19 "Employee Benefits" has to be applied. Both US GAAP and IFRS require the recognition of the net pension benefit obligation, although US GAAP and IFRS differ significantly in relation to matters such as actuarial assumptions and the treatment of actuarial gains.

Employee stock-based compensation

Under US GAAP, intrinsic value or fair value at issue date is used to measure compensation expense for stock-based compensation. Beginning in 2006, fair value will be required. IFRS requires the use of fair value to measure compensation expense.

Revenues

Under IFRS, revenue is recognised when earned. Under US GAAP, revenue is realised or realisable and earned when all the following criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectability is reasonably assured. IFRS has specific terms for revenue recognition which are slightly different and may result in differences arising.

Changes in Accounting Policy

Under US GAAP, the effect of a change in accounting policy is generally reflected as a cumulative adjustment to current year net income and comparatives are not restated. There are certain specific exceptions where restatement is required for certain changes. Beginning in 2006, changes in accounting policy under US GAAP will require restatement of prior periods. According to IFRS, changes in accounting policies require restatement of prior periods if the effect is material.

Capitalisation of Borrowing Costs

Under IFRS and US GAAP, borrowing costs related to the construction of certain assets should be capitalised. However, the borrowing costs include exchange rate differences from foreign currency borrowings to the extent they are regarded as an adjustment to interest costs according to IFRS, but not under US GAAP.

Classification of the Income Statement

IFRS permits classification by nature of function. US GAAP requires classification by function.

SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN IFRS AND NORWEGIAN GAAP

Our interim financial statements are prepared in accordance with IFRS and our balance sheet and income statement for 2004 have been reconciled to IFRS. Norske Skog implemented IFRS as of January 1, 2005. IFRS requires one year of historical figures. To be able to present historical figures under IFRS, the 2004 financial statements have been restated from Norwegian GAAP to IFRS. Financial statements for 2002 and 2003 included in this prospectus are prepared according to Norwegian GAAP. Norwegian GAAP differs in some certain aspects from IFRS.

The following paragraphs summarise certain differences between Norwegian GAAP and IFRS that could be significant to the presentation of our financial position and results of operations for the years ending December 31, 2002 and December 31, 2003. Norske Skog is responsible for preparing the summary below. We cannot offer any assurances that the differences described below would give rise to the most material differences between our financial statements for the periods in question were they to have been prepared under IFRS. In addition, we cannot estimate the net effect that applying IFRS would have on our financial position or results of operations, or any component thereof, in any of the presentations of financial information for the periods in question that have been included in this prospectus. However, the effect of such differences may be, individually or in the aggregate, material and, in particular, it may be that the amounts of net income and shareholders' equity prepared on the basis of IFRS for the periods in question would be materially different than the amounts of net income and shareholders' equity prepared on the basis of Norwegian GAAP. The following summary may not include all differences that exist between IFRS and Norwegian GAAP. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in this prospectus. Potential investors should consult their own professional advisers for an understanding of the differences between Norwegian GAAP and IFRS, and how those differences might affect the financial information.

Deferred Tax

Under Norwegian GAAP deferred tax assets and liabilities are always shown on a net basis as either a non- current asset of a non current liability. Under IFRS an entity shall offset deferred tax assets and deferred tax liabilities in and only if the entity has a legally enforceable right to do so, and the deferred tax asset and the deferred tax liability relate to income taxes levied by the same taxation authority.

Norwegian GAAP allows for deferred tax assets and liabilities arising from business combinations to be recorded at their net present value. Discounting of deferred tax assets and liabilities is not permitted under IFRS.

Biological Assets

Under IFRS, biological assets should be measured on initial recognition and at each balance sheet date at its fair value less estimated point-of-sale costs. All changes in fair value should be recognised in the income statement in the period in which they arise. Under Norwegian GAAP, biological assets should be measured at historical cost.

Business Combinations

According to IFRS, business combinations are required to be accounted for by the purchase method. The pooling-of-interests method is not allowed under IFRS. According to Norwegian GAAP, business combinations in which no acquiring party can be identified should be accounted for using the pooling-of-interests method. Earlier Norwegian legislation allowed for all mergers, regardless of substance, to be accounted for under the pooling-of-interests method in Norway. Our financial statements have not been restated for the effect, if any, of accounting for acquisitions as pooling-of-interests combinations.

Business Combinations—Goodwill

Goodwill arises as the difference between the cost of the acquisition and the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Purchased goodwill is capitalised as an intangible asset. Under IFRS goodwill should not be amortised but should be reviewed for impairment at least annually at the cash-generating unit (CGU) level. Under Norwegian GAAP, goodwill is amortised over the expected economic useful life of the goodwill. In addition to the amortisation of the goodwill,

Norwegian GAAP requires an annual impairment test of the book value of the goodwill. The impairment test under Norwegian GAAP follows the same principles as the impairment testing under IFRS.

Business Combinations—Negative Goodwill

According to IFRS, if any excess of fair value over the purchase price arises, the acquirer should reassess the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination, and should recognise immediately in profit and loss any excess remaining after that assessment.

Under Norwegian GAAP, negative goodwill should be classified as goodwill (reduction of asset) and amortised systematically over the expected useful life, unless it can be assigned to expected future losses of restructuring expenses that do not qualify for recognition at acquisition. Such negative goodwill should be amortised when these losses or expenses are incurred.

Goodwill and Identifiable Intangibles

According to IFRS, goodwill and indefinite lived intangibles are not amortised. Goodwill and intangible assets that have indefinite useful lives must be tested at least annually for impairment. Intangible assets that have finite useful lives are amortised over their useful lives, but without the constraint of any arbitrary ceiling. Under Norwegian GAAP, goodwill and intangible assets are amortised, with no limitation as to the amortisation period. However, amortisation of goodwill or intangible assets of more than 20 years is unusual.

Dividends

Under IFRS, dividends are not recognised as liabilities until declared. Under Norwegian GAAP, proposed dividends are usually recognised as liabilities. Under the Norwegian Companies Act, dividends are payable out of annual and retained earnings. The amount of dividends is subject to approval by the shareholders at a general meeting, following the fiscal year to which the dividends relate.

Revaluation of Fixed Assets

Historical cost is the main accounting convention under both IFRS and Norwegian GAAP. However, IFRS permits the revaluation of intangible assets, property, plant and equipment (PPE) and investment property. IFRS also requires fair valuation of certain categories of financial instruments and certain biological assets. Norwegian GAAP prohibits revaluations except for certain categories of financial instruments, which have to be carried at fair value.

Equalisation Reserves

Captives run as insurance companies builds up equalisation reserves. Under Norwegian GAAP, these reserves are accounted for as liabilities. Equalisation reserves do not qualify as liabilities under IFRS. Under IFRS, equalisation reserves will be classified as part of equity.

Derivative Instruments and Foreign Currency Hedging

IAS 39 Financial Instruments: Recognition and Measurement was implemented January 1, 2005. IAS 39 must be applied to derivative instruments, including certain derivative instruments embedded in other contracts. It requires that such instruments be recognised in the balance sheet as either an asset or liability and measured at fair value. IAS 39 requires that changes in the derivative's fair value are recognised in earnings unless special hedge accounting criteria are met.

IAS 39 allows special hedge accounting for fair value and cash flow hedges. IAS 39 requires that the gain or loss on the fair market value of a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting gain or loss on the fair market value of the hedged item attributable to the hedged risk is recognised in earnings in the same accounting period. IAS 39 requires that the effective hedge is reported as a component of equity and is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss (ie, the ineffective portion), if any, must be recognised in earnings. Any portion of a change in the fair value of a derivative that qualifies as a cash flow hedge which the issuer has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, must be recorded immediately in earnings.

Under Norwegian GAAP, no specific accounting standards regarding the accounting recognition for financial instruments exists, and unless used in hedging, cost accounting should be applied.

Foreign Currency Translation

Under IFRS, the profit and loss account of a foreign subsidiary whose functional currency is different from that of the parent is translated at an appropriate weighted average exchange rate. Under Norwegian GAAP, the profit and loss accounts of foreign subsidiaries that are regarded as an integral part of the parent company's activities are translated at the average exchange rate for the year, except for the cost of materials and depreciation, which are translated at the rate on the transaction date.

Classification of Long-Term Debt

Under IFRS, amounts that are due or payable within one year of the reporting date are reclassified as current liability. The same treatment is allowed under Norwegian GAAP, but reclassification is not mandatory.

Classification of the Income Statement

IFRS permits classification by nature of function. Norwegian GAAP requires classification by function.

Research and Development

Norwegian GAAP allows for research and development costs that comply with certain criteria to be capitalised and amortised over the estimated useful life; however, immediate expense recognition is common. IFRS requires distinction between research and development, and requires certain development costs to be capitalised.

Asset Retirement Obligations

Under IFRS an entity should recognise the fair value of a liability for asset retirement obligation in the period in which it is incurred. The entity should capitalise an asset retirement cost as an addition to the carrying amount of the related long-lived asst and allocate the cost to expense using a systematic and rational method over its useful life. An asset retirement obligation is a legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction or development and (or) the normal operation of a long-lived asset. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties. Subsequent changes resulting from revisions to the timing or amount of the original estimate of the fair value of the liability should be recognised.

Under Norwegian GAAP asset retirement or decommissioning costs are those costs that arise from plant and equipment that have to be dismantled at the end of their life. Norwegian GAAP allows for three possible accounting treatments, with the third listed as the preferred alternative: (1) Gradually build the provision over the estimated economic life of the installation; (2) The present value of the decommissioning costs is taken into the depreciation plan so that the carrying value at the end of the economic life is negative; or (3) The present value of the decommissioning costs is added to the corresponding asset's cost and a corresponding contingency is made.

Financial Investments

According to Norwegian GAAP, fair value accounting for financial investments is limited to current financial assets that are part of a trading portfolio. In practice, only a few companies are considered to have trading portfolios and financial investments are to a great extent accounted for at the lower of cost or market. Under IFRS, readily marketable securities are classified into one of the following three categories: "trading securities" which are valued at fair market value with unrealised gains and losses recognised in the current period income statement; "available for sale securities" which are valued at fair market value with unrealised gains and losses being taken to equity (ie, not currently recognised in the income statement); and "held to maturity securities" which are valued at cost.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information for the year ended December 31, 2004 and the six months ended June 30, 2005 and 2004 gives effect to the acquisition of the remaining half of PanAsia that we do not already own, as though it had occurred on January 1, 2004 for the 2004 pro forma financial information and on January 1, 2005 for the 2005 pro forma financial information.

The unaudited pro forma combined financial information was prepared in accordance with IFRS. The following table should be read in conjunction with the audited consolidated financial statements of PanAsia and Norske Skog, included elsewhere in this prospectus. The unaudited pro forma financial information has been prepared on the basis of assumptions and adjustments explained below. This pro forma information does not necessarily show the results that would have actually obtained if the acquisition of the remaining half of PanAsia that we do not already had actually occurred on January 1, 2004 or on January 1, 2005, as appropriate, or of the results that we may obtain in the future. You should also carefully review "Summary of Certain Significant Differences Between IFRS and Norwegian GAAP", "Summary of Certain Significant Differences Between US GAAP and IFRS" and "Summary of Certain Significant Differences Between US GAAP and Norwegian GAAP" in Part X of this prospectus and the Independent Auditor's Statement on Review of Proforma Adjustments in Part X of this prospectus.

The pro forma financial information below has been prepared on the basis of the following assumptions and adjustments:

- PanAsia has been a 50/50 joint venture between Norske Skog and Abitibi. Norske Skog has accounted for its investment in the joint venture by using proportional consolidation, which means that 50% of PanAsia's accounts have been consolidated into our group accounts on a line by line basis. In the pro forma figures below, the PanAsia accounts have been fully consolidated into our group accounts.
- The following represent the adjustments to key line items to consolidate the remaining 50% of PanAsia:

	As at and for the six months ended June 30,		As at and for the year ended December 31,
	2005	2004	2004
Total assets	5,590	4,845	4,938
Total liabilities	2,645	1,964	2,201
Revenue	1,142	1,508	3,085
Operating earnings	115	101	192

- The cost price for the acquired 50% of PanAsia is multiplied with two and then used to estimate the fair values of PanAsia's assets and liabilities on a 100% basis. This fair value exercise is performed at the date of the business combination, which is assumed to be June 30, 2005. Identified excess fair values have been allocated to operational fixed assets, specifically paper machines. Any fair value from Norske Skog's previous acquisitions of PanAsia has been written up ("step up") to reflect the fair value of PanAsia based on the cost price of the acquisition of the last 50%. These "step ups" at each pro forma period results in assets and liabilities at actual fair value. Therefore the fair value of PanAsia is kept constant throughout the pro forma period.
- The pro forma figures are prepared for 2004 and the first half of 2005. At the business combination date June 30, 2005, the estimated remaining useful life of the fair value of these assets is 13.5 years. The fair value of fixed assets is depreciated on a linear basis over this period. The 13.5 years depreciation is used both for calculating depreciation in the 2004 income statements, and in the year to date June 30, 2005 income statement. Incremental depreciation expense resulting from the excess fair value allocated to operational fixed asset was NOK 62 million and NOK 62 million for the six months ended June 30, 2005 and 2004, respectively, and NOK 124 million for the year ended December 31, 2004.
- It is assumed that the purchase of the remaining half of PanAsia is financed by equity, and therefore no finance costs have been reflected in the pro forma numbers. The adjustment to equity reflects the estimate NOK 57 million shares to be issued in the Offering which has been reflected and an increase in paid in equity of NOK 3,977 million as of June 30, 2005 and 2004.

- Deferred tax liabilities of NOK 475 million and NOK 460 million have been recognised at June 30, 2005 and 2004, respectively, to reflect the increasing temporary difference between the book value and the tax value of the fair values recognised from the transaction.
- Tax cost is calculated based on a tax rate of 28%.
- Any transactions between the Company and PanAsia have been entirely eliminated on a consolidated basis.

The following calculations illustrate how the cost and excess fair values from the transaction are calculated:

The cost for 50% of PanAsia	US$600 million
Estimated earn-out	US$12 million
Estimated fees	US$4 million
Total cost for 50% of PanAsia	US$616 million
Currency rate NOK/USD at June 30, 2005	6.546
The cost for 50% of PanAsia	NOK 4,031 million
Cost for 100% of PanAsia June 30, 2005	NOK 8,062 million
PanAsia total equity as of June 30, 2005	NOK 5,867 million
Excess fair value based on June 30, 2005 values	NOK 2,195 million

In addition to the addition of 50% of PanAsia and the fair value adjustments, the pro forma adjustments includes reclassifications as a result of differences between US GAAP and IFRS, consistent with those recorded in the consolidated accounts of Norske Skog in proportionately consolidating the currently owned 50% of PanAsia. These include reversal of goodwill amortisation, capitalisation of borrowing costs and reclassification of foreign exchange gain or loss on accounts receivable and payable from financial items to operating earnings/loss.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
N-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00

To the Board of Directors of Norske Skogindustrier ASA Group

INDEPENDENT AUDITOR'S STATEMENT ON REVIEW OF PROFORMA ADJUSTMENTS

In connection with the new shares offering in Norske Skogindustrier ASA Group (the "Company"), pro forma financial figures have been prepared, consisting of income figures for the year ended December 31, 2004 and the six months ended June 30, 2005 and June 30, 2004, and pro forma balance sheet as of December 31, 2004, and June 30, 2005, and June 30 2004. The pro forma figures are based on historical financial statements of the Company for these periods and as of these dates.

We have reviewed the pro forma adjustments that have been applied to the historical financial statements in preparation of the pro forma financial figures.

We conducted our review in accordance with the International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the proforma figures are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

The pro forma adjustments are based on the assumptions described in the prospectus. The Company's Board of Directors and the managing director (the "Directors") are responsible for the pro forma financial figures. Our responsibility is to issue a report on the pro forma adjustments and the incorporation of these adjustments in the pro forma financial figures based upon the assumptions made by the Directors.

The objective of the pro forma figures is to show what the significant effects might have been if the acquisitions of the remaining 50% portion of the Pan Asia Group as described in the prospectus and related financings had been carried out at an earlier date. However, the pro forma figures will not necessarily reflect the financial position and the results that would have been attained if the acquisitions and related financings had taken place at such earlier dates.

Based on our review, nothing has come to our attention that causes us to believe that the pro forma assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the transactions described above. Also, based on our review, nothing has come to our attention that causes us to believe that the pro forma adjustments are not prepared and incorporated in the pro forma financial figures in accordance with the assumptions described in the prospectus.

PRICEWATERHOUSECOOPERS

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Oslo, September 22, 2005
PricewaterhouseCoopers AS

Erling Elsrud
State Authorised Public Accountant (Norway)

The following table shows the adjustments that have been made to our income statement data at and for the six months ended June 30, 2005 to produce the pro forma income statement data included elsewhere in this prospectus.

	Norske Skog consolidated	Pro Forma Adjustments	Pro Forma Consolidated Group
		(unaudited) (IFRS) (NOK millions)	
Income Statement Data			
Operating revenue	**12,194**	**1,440**	**13,634**
Variable costs	(7,312)	(1,008)	(8,320)
Other operating expenses	(2,804)	(199)	(3,003)
Restructuring costs	0	0	0
EBITDA[1]	**2,078**	**233**	**2,311**
Depreciation and amortisation	(1,504)	(180)	(1,684)
Impairments	(69)	0	(69)
EBIT	**505**	**53**	**558**
Affiliated companies	(73)	0	(73)
Financial items	(486)	(12)	(498)
Other items	0	0	0
Pre-tax profit	**(54)**	**41**	**(13)**
Taxes	11	(5)	6
Profit before minorities	**(43)**	**36**	**(7)**
Minority interests	7	6	13
Net earnings	**(50)**	**30**	**(20)**

The following table shows the adjustments that have been made to our income statement data at and for the six months ended June 30, 2004 to produce the pro forma income statement data included elsewhere in this prospectus.

	Norske Skog consolidated	Pro Forma Adjustments	Pro Forma Consolidated Group
		(unaudited) (IFRS) (NOK millions)	
Income Statement Data			
Operating revenue	**12,314**	**1,511**	**13,825**
Variable costs	(7,262)	(1,087)	(8,349)
Other operating expenses	(2,861)	(196)	(3,057)
Restructuring costs	(63)	0	(63)
EBITDA[1]	**2,128**	**228**	**2,356**
Depreciation and amortisation	(1,582)	(186)	(1,768)
Impairments	(167)	0	(167)
EBIT	**379**	**42**	**421**
Affiliated companies	(115)	0	(115)
Financial items	(533)	(24)	(557)
Other items	0	0	0
Pre-tax profit	**(269)**	**18**	**(251)**
Taxes	123	1	124
Profit before minorities	**(146)**	**19**	**(127)**
Minority interests	2	1	3
Net earnings	**(148)**	**18**	**(130)**

The following table shows the adjustments that have been made to our income statement data at and for the year ended December 31, 2004 to produce the pro forma income statement data included elsewhere in this prospectus.

	Norske Skog consolidated	Pro Forma Adjustments	Pro Forma Consolidated Group
	(audited)	(unaudited) (IFRS) (NOK millions)	
Income Statement Data			
Revenue	25,302	3,089	28,391
Variable costs	(15,326)	(2,253)	(17,579)
Other operating expenses	(5,673)	(401)	(6,074)
Restructuring costs	(63)	0	(63)
EBITDA[(1)]	**4,240**	**435**	**4,675**
Depreciation and amortisation	(3,093)	(363)	(3,456)
Impairments	(110)	0	(110)
EBIT	**1,037**	**72**	**1,109**
Affiliated companies	(44)	0	(44)
Financial items	(783)	(18)	(801)
Other items	0	0	0
Pre-tax profit	**210**	**54**	**264**
Taxes	419	(11)	408
Profit before minorities	**629**	**43**	**672**
Minority interests	8	8	16
Net earnings	**621**	**35**	**656**

The following table shows the adjustments that have been made to our balance sheet data at and for the six months ended June 30, 2005 to produce the pro forma income statement data included elsewhere in this prospectus.

	Norske Skog consolidated	Pro Forma Adjustments	Pro Forma Consolidated Group
		(unaudited) (IFRS) (NOK millions)	
Balance Sheet Data[(2)(4)]			
Intangible fixed assets	4,873	147	5,020
Operational fixed assets	29,966	6,162	36,128
Affiliated companies	1,910	0	1,910
Long-term receivables	1,087	12	1,099
Fixed assets	**37,836**	**6,321**	**44,157**
Inventory	2,738	311	3,049
Receivables	4,299	495	4,794
Short-term investments	445	0	445
Liquid assets	369	174	543
Current assets	**7,851**	**980**	**8,831**
Total assets	**45,687**	**7,301**	**52,988**
Paid-in equity	8,477	3,928	12,405
Retained earnings	10,288	74	10,362
Minority interests	190	178	368
Shareholder's equity[(3)]	**18,955**	**4,180**	**23,135**
Deferred taxes	2,396	724	3,120
Interest-free long-term liabilities and obligations	1,019	39	1,058
Interest-bearing long term liabilities	17,616	1,765	19,381
Interest-free current liabilities	4,362	391	4,753
Interest-bearing current liabilities	1,339	202	1,541
Total liabilities and shareholder's equity	**45,687**	**7,301**	**52,988**

The following table shows the adjustments that have been made to our balance sheet data at and for the six months ended June 30, 2004 to produce the pro forma income statement data included elsewhere in this prospectus.

	Norske Skog consolidated	Pro Forma Adjustments	Pro Forma Consolidated Group
		(unaudited) *(IFRS)* *(NOK millions)*	
Balance Sheet Data(2)(4)			
Intangible fixed assets	4,834	147	4,981
Operational fixed assets	31,102	5,342	36,444
Affiliated companies	1,902	0	1,902
Long-term receivables	450	10	460
Fixed assets	**38,288**	**5,499**	**43,787**
Inventory	2,650	272	2,922
Receivables	4,089	587	4,676
Short-term investments	525	0	525
Liquid assets	532	134	666
Current assets	**7,796**	**993**	**8,789**
Total assets	**46,084**	**6,492**	**52,576**
Paid-in equity	8,460	3,928	12,388
Retained earnings	10,291	(81)	10,210
Minority interests	229	221	450
Shareholders' equity(3)	**18,980**	**4,068**	**23,048**
Deferred taxes	2,671	665	3,336
Interest-free long-term liabilities and obligations	1,045	29	1,074
Interest-bearing long term liabilities	17,244	904	18,148
Interest-free current liabilities	4,343	420	4,763
Interest-bearing current liabilities	1,801	406	2,207
Total liabilities and shareholders' equity	**46,084**	**6,492**	**52,576**

The following table shows the adjustments that have been made to our balance sheet data at and for the year ended December 31, 2004 to produce the pro forma income statement data included elsewhere in this prospectus.

	Norske Skog consolidated	Pro Forma Adjustments	Pro Forma Consolidated Group
	(audited)	*(unaudited)*	
		(IFRS) *(NOK millions)*	
Balance Sheet Data[2][4]			
Intangible fixed assets	4,804	130	4,934
Operational fixed assets	30,005	5,600	35,605
Affiliated companies	1,858	0	1,858
Long-term receivables	390	15	405
Fixed assets	**37,057**	**5,745**	**42,802**
Inventory	2,299	264	2,563
Receivables	4,050	508	4,558
Short-term investments	470	0	470
Liquid assets	419	101	520
Current assets	**7,238**	**873**	**8,111**
Total assets	**44,295**	**6,618**	**50,913**
Paid-in equity	8,460	3,928	12,388
Retained earnings	10,549	(153)	10,396
Minority interests	186	176	362
Shareholders' equity[3]	**19,195**	**3,951**	**23,146**
Deferred taxes	2,419	678	3,097
Interest-free long-term liabilities and obligations	1,032	28	1,060
Interest-bearing long term liabilities	17,264	1,362	18,626
Interest-free current liabilities	3,889	345	4,234
Interest-bearing current liabilities	496	254	750
Total liabilities and shareholders' equity	**44,295**	**6,618**	**50,913**

(1) EBITDA is operating earnings plus ordinary depreciation which includes amortisation of goodwill (goodwill is not amortised under IFRS). The Company believes that EBITDA is a meaningful measure of performance as it is commonly utilised in the industry to analyse operating performance. EBITDA should not be construed as income from operations, net income (loss) or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA differently.

(2) Pro forma balance sheet data has not been prepared to show the position at any date earlier than January 1, 2004.

(3) Shareholders' equity includes minority interests.

(4) The following rates of exchange between US dollars and Norwegian kroner have been used when converting US dollar amounts:

	June 30, 2004	December 31, 2004	June 30, 2005
Income statement	6.82965	6.13156	6.48883
Balance sheet	6.9408	6.0386	6.5461

(This page has been left blank intentionally.)

PART XI: FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Audited consolidated financial statements of Norske Skogindustrier ASA and its subsidiaries as at and for the year ended December 31, 2004 and unaudited consolidated financial statements of Norske Skogindustrier ASA and its subsidiaries as at and for the years ended December 31, 2003 and 2002

Unaudited consolidated financial statements of Norske Skogindustrier ASA and its subsidiaries as at and for the year ended December 31, 2004 and the three months ended June 30, 2005 and 2004 and the six months ended June 30, 2005 and 2004

Consolidated financial statements of PanAsia Paper Co. Pte Ltd and its subsidiaries for the financial years ended December 31, 2004 and 2003

Condensed consolidated financial statements of Pan Asia Paper Co. Pte Ltd and its subsidiaries for the six months ended June 30, 2005

CONSOLIDATED FINANCIAL STATEMENTS OF
NORSKE SKOGINDUSTRIER ASA AND ITS SUBSIDIARIES
AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

CONSOLIDATED FINANCIAL STATEMENTS OF NORSKE SKOGINDUSTRIER ASA AND ITS SUBSIDIARIES

as at and for the years ended December 31, 2004, 2003 and 2002

Profit and loss account

	Notes	2004	2003	2002
		As at and for the year ended December 31,		
		(NOK million)		
Operating revenue	2	**25 302**	**24 068**	**23 471**
Changes in inventory		6	(26)	(206)
Cost of materials		12 638	11 424	10 559
Personnel costs	3, 4	3 548	3 509	3 514
Other operating costs	5	4 807	4 475	4 406
Depreciation and amortisation	11	3 373	3 285	3 292
Operating expenses		**24 372**	**22 667**	**21 565**
Operating earnings before impairments and restructuring costs		**930**	**1 401**	**1 906**
Impairments	11	(110)	—	—
Restructuring costs	7	(63)	135	(600)
Operating earnings		**757**	**1 536**	**1 306**
Earnings from affiliated companies	14	(41)	(239)	(290)
Financial items	6	(718)	(1 341)	(405)
Other items	7	142	814	195
Earnings before tax		**140**	**770**	**806**
Tax	8	523	(364)	362
Earnings		**663**	**406**	**1 168**
Minority's share of earnings	19	8	4	6
Majority's share of earnings		**655**	**402**	**1 162**
Earnings per share/basic and fully diluted	9	4.95	3.04	8.79

CONSOLIDATED FINANCIAL STATEMENTS OF NORSKE SKOGINDUSTRIER ASA AND ITS SUBSIDIARIES (continued)

as at and for the years ended December 31, 2004, 2003 and 2002

Cash flow statement

	Notes	As at and for the year ended December 31, 2004	2003	2002
		(NOK million)		
Cash flow from operating activities				
Cash generated from operations		25 312	23 948	23 575
Cash used in operations		(21 044)	(19 731)	(18 290)
Cash from net financial items		(1 067)	(1 059)	(625)
Taxes paid		(253)	(185)	(973)
Net cash flow from operating activities	10	2 948	2 973	3 687
Cash flow from investment activities				
Investments in operational fixed assets	11	(1 981)	(1 200)	(1 146)
Sales of operational fixed assets	11	49	15	44
Other investments		—	-179	170
Net cash from sold shares and activities[1]	11	153	1 294	498
Net cash used for acquisition of companies		—	—	(6)
Net cash flow from investment activities		(1 779)	(70)	(440)
Cash flow from financial activities				
Net change in long-term liabilities		(323)	(1 665)	(6 411)
Net change in current liabilities		(33)	(454)	884
Dividend paid[2]		(817)	(795)	(792)
New equity[3]		10	59	—
Net cash flow from financial activities		(1 163)	(2 855)	(6 319)
Translation difference		(47)	14	(218)
Total change in liquid assets		**(41)**	**62**	**(3 290)**
Liquid assets at 1 January		930	868	4 158
Liquid assets at 31 December	16	889	930	868

1) In 2004, this amount consisted mainly of the sale of the forest in mid-Norway. In 2003, this amount consisted mainly of the sale of the power stations in Norway.
In 2002, it consisted of the sale of forests in southern Norway and Sweden, and the settlement for Norske Skog Flooring AS.

2) In 2004, this amount include dividend paid to minority interests in PanAsia.

3) Minority interest funding in Hebei, LongTeng Paper.

CONSOLIDATED FINANCIAL STATEMENTS OF NORSKE SKOGINDUSTRIER ASA AND ITS SUBSIDIARIES (continued) as at and for the years ended December 31, 2004, 2003 and 2002

Balance sheet

	Notes	2004	2003	2002
		As at and for the year ended December 31, (NOK million)		
Assets				
Intangible fixed assets	11	**4 382**	**4 727**	**4 682**
Operational fixed assets	11	**29 994**	**31 996**	**31 260**
Other long-term receivables	12	367	353	401
Shares in other companies and partnerships	13	24	41	40
Shares in affiliated companies	14	2 094	2 228	1 947
Securities and long-term financial assets		**2 485**	**2 622**	**2 388**
Fixed assets		**36 861**	**39 345**	**38 330**
Inventory	15	2 299	2 321	2 080
Other current receivables		942	580	889
Accounts receivable		3 108	3 288	2 932
Current investments	16	470	596	381
Cash and cash equivalents	16	419	334	487
Current assets		**7 238**	**7 119**	**6 769**
Total assets		**44 099**	**46 464**	**45 099**
Shareholders' equity and liabilities				
Share capital		1 331	1 331	1 331
Own shareholding		(8)	(7)	(9)
Share premium reserve		7 137	7 121	7 116
Paid-in equity		**8 460**	**8 445**	**8 438**
Other consolidated equity		10 248	10 680	9 232
Minority interests	19	186	197	157
Shareholders' equity	18	**18 894**	**19 322**	**17 827**
Deferred taxes	8	1 865	2 460	1 985
Pension obligations	4	458	443	352
Provisions		**2 323**	**2 903**	**2 337**
Interest-free long-term liabilities		438	429	537
Interest-bearing long-term liabilities	20	17 291	18 290	18 188
Long-term liabilities		**17 729**	**18 719**	**18 725**
Interest-bearing current liabilities	21	469	656	1 147
Interest-free current liabilities	22	4 684	4 864	5 063
Current liabilities		**5 153**	**5 520**	**6 210**
Total shareholders' equity and liabilities		**44 099**	**46 464**	**45 099**

Lysaker, 3 March 2005

Jan Vidar Grini

Kåre Leira

Halvor Bjørken

Gisèle Marchand

Øivind Lund

Lars Wilhelm Grøholt
Chairman

Egil Myklebust
Deputy Chairman

Jan Oksum
President and CEO

1. Accounting principles

The consolidated accounts are presented in accordance with the Norwegian Accounting Act of 1998 and Norwegian Generally Accepted Accounting Principles, and are presented in NOK million unless otherwise stated.

Consolidated accounts

The consolidated accounts include the activities of the parent company, Norske Skogindustrier ASA, and its subsidiaries as one financial unit based on the accounting principles described below. All inter company transactions are eliminated from the consolidated accounts. Gains and losses arising from transactions between group companies are also eliminated.

Companies in which Norske Skog has a controlling interest are fully included in the consolidated accounts. In the case of subsidiaries which are not wholly owned, minority interests are deducted and shown as separate items in the profit and loss account and balance sheet. Subsidiaries are consolidated from the time when Norske Skog obtains a controlling interest in the subsidiary. Shares in subsidiaries are eliminated in accordance with the purchase method. This means that the cost of the shares is allocated to the subsidiary's assets and liabilities, which are entered in the consolidated accounts at the fair value at the time of purchase. Any acquisition cost which exceeds the fair value of identifiable assets and liabilities is entered as goodwill in the balance sheet.

The equity method is used for affiliated companies. Affiliates are those companies in which Norske Skog has a substantial, but not controlling interest. The equity method requires that the group's share of the affiliate's profit or loss after tax is shown on a separate line in the profit and loss account, whilst its share of the affiliate's equity, adjusted for fair value adjustments, is classified as a fixed asset in the balance sheet.

Proportionate consolidation is used to account for interests in joint ventures. The share of income, expenses, assets and liabilities is recognised line by line in the consolidated accounts. Joint ventures are business activities run by Norske Skog in conjunction with one or more partners. The business is regulated by an agreement between the participants. A joint venture implies that no participant has a controlling interest in the business.

Consolidation of foreign subsidiaries implies conversion of the subsidiaries' accounts to Norwegian kroner. The majority of the foreign subsidiaries in the group's accounts are classified as independent entities. When consolidating independent foreign subsidiaries, balance sheet items are translated at the year-end exchange rate. Profit and loss items are translated at the average exchange rate. The translation difference is entered as an adjustment to consolidated equity.

Operating revenues

Operating revenue is the gross operating revenue less commissions, discounts and other direct price reductions. All sales are recognised as revenues at the time of delivery to the customer. The time of delivery is when all risks and rewards of the goods are transferred to the buyer and no major obligations related to the transaction are left, according to the terms of delivery.

Classifications in the balance sheet

Assets and liabilities linked with the flow of goods are classified as current assets and liabilities. Other assets are classified as fixed assets when the company intends them for continued use or ownership. Debts that fall due for payment later than one year after the balance sheet date are classified as long term debts. Other assets and liabilities are classified as current assets and current liabilities.

Assets and liabilities in foreign currencies

Unhedged assets and liabilities in foreign currencies are translated into NOK at the year-end exchange rate. Balance sheet items in foreign currencies hedged by financial instruments are entered at

the hedging exchange rate. Balance sheet items in foreign currencies which hedge against each other are entered at the year-end exchange rate. Gains and losses due to changes in exchange rates on debt in foreign currency which is regarded as a hedge of the value of an independent subsidiary in foreign currency is booked against equity together with the translation difference arising from the translation of the subsidiary. Gains and losses due to changes in exchange rates on balance sheet items related to operations are included in the operating profit. Gains and losses due to changes in exchange rates on other balance sheet items are classified as financial item.

Any goodwill arising on an acquisition of a foreign entity is, when the excess values are related to global synergies, treated as an asset of the parent company, and translated at the exchange rate on the acquisition date. Other goodwill is treated as an asset of the foreign entity and translated at the year-end exchange rate.

Financial instruments in foreign currencies that are not classified as hedging for accounting purposes are assessed at market value.

All forward contracts and currency options are related to hedging of net investment in subsidiaries or hedging of future cash flows in foreign currency.

Financial instruments designated as hedges of future cash flows in foreign currency are for accounting purposes not seen as qualifying for hedge accounting and gains and losses are classified as financial items when they occur.

Financial instruments

Accounting for financial instruments follows the intentions underlying the associated contract. At the time a contract is entered, it is defined as either a hedging or a trading contract.

The various types of financial instruments used for hedging interest risks are assessed as separate portfolios. These portfolios are then assessed at cost price or market value, whichever is the lower. In cases where the contracts entered are classified as hedging transactions, revenues and costs are accrued and classified in the same way as the underlying balance sheet items.

Shares, bonds, certificates, bills etc.

Shares, bonds and certificates classified as current assets and regarded as part of a trading portfolio are valued at market value. Shares classified as fixed assets which are not attributed to affiliated companies are strategic investments where the group cannot be said to have any significant influence. These shareholdings are valued at the lower of cost or fair value.

Inventory

Raw materials and other purchased goods are valued at average purchase price. Finished goods are valued at production cost, which includes raw materials, energy, direct wages and a share of indirect costs, including ordinary maintenance and depreciation. The net selling value at a future selling date will be used if that is lower.

Fixed assets and depreciation

Fixed assets are valued at historical cost. The acquisition cost for tangible assets with long term future economic benefits are capitalised and classified as assets in the balance sheet. Significant spare parts are capitalised with the asset to which they pertain, while other spare parts and consumables are classified as inventory. For major investments with a long production time, interest is capitalised as part of the acquisition cost. Expenditure to increase capacity or improve quality which represents a future increase in earnings is capitalised in the balance sheet. Maintenance costs are expensed as an operating cost.

Ordinary depreciation is calculated from the time when the use of the tangible asset commences and is calculated on the basis of the economic life of the asset.

Impairment review

Operational fixed assets and intangible assets are reviewed to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use with an impairment loss being recognised whenever the carrying amount exceeds the recoverable amount.

The value in use is based on discounted future cash flows. Trend assumptions are used for sales prices, operating rates, kraft pulp prices, recovered paper prices and exchange rates. The discount rates used are the weighted average cost of capital (WACC) for each country.

The impairment review is performed at the level of the cash generating unit (CGU). The CGU's are Europe Newsprint, Europe Magazine, South America, Australasia, NorskeCanada, PanAsia and MNI, and reflect the fact that groups of assets are managed to optimise cash flow and profitability. Other activities are reviewed at a business unit level.

A previous impairment loss is reversed if the basis for the impairment loss is no longer present. The amount is restricted to the previously recognised impairment loss. Any impairment loss on goodwill can be reversed only in certain limited cases.

Research and development

Research and development costs are expensed as they are incurred and are classified as operating costs in the consolidated accounts.

Leasing

Leasing contracts are assessed as financial or operational leasing after an assessment is made of each contract. Leasing contracts associated with tangible assets and classified as a financial lease are capitalised in the balance sheet and depreciated on the same basis as an ordinary tangible asset. The tangible assets are capitalised at the present value of the lease payments. If the fair value of the fixed assets is lower than the present value of the lease payments on the contract date, the fair value is capitalised. The amortisation portion of the leasing obligation is entered as long-term debt. The amount of debt is reduced by the rental paid after deduction of the calculated interest cost. Leasing agreements classified as an operational lease are not capitalised in the balance sheet. The leasing charge is expensed.

Pension costs and obligations

Pension obligations are calculated as the discounted value of the future pension benefits deemed to have accrued at year-end, based on employees earning pension rights steadily throughout their working period.

Funds belonging to the pension scheme are assessed at their fair value and entered net against pension obligations in the balance sheet. Each individual pension plan is assessed separately, but the value of over-financing in one plan and under-financing in another is entered net in the balance sheet, providing that pension scheme funds are transferable between the plans. Net pension scheme funds are entered as long-term receivables and net pension obligations as long-term debt. Pension obligations and pension scheme funds are calculated on the basis of financial and actuarial assumptions as explained in Note 4.

Net pension costs for the period are included in "personnel costs" and consist of the present value of pensions earned in the year, interest costs on the pension obligations, anticipated returns on pension scheme funds, the effect entered in the profit and loss account for changes in estimates and pension plans, the change entered in the profit and loss account for the difference between actual and anticipated returns, and accrued payroll tax.

The effect of changes in estimates and pension plans and the difference between actual and anticipated returns are spread forward over the average remaining service lives of employees when the

cumulated effect exceeds 10 per cent of whichever is higher of the pension scheme funds or the pension obligations.

Bond loans

The value of bond loans in the balance sheet is reduced by holdings of Norske Skog bonds. Value above/below par is expensed when purchasing Norske Skog bonds.

Taxes

The tax cost consists of payable tax and the change in deferred tax. Payable tax is calculated on the basis of the taxable earnings and the change in deferred tax is calculated on the basis of the year's change in temporary differences.

Deferred tax in the balance sheet is calculated on the basis of temporary timing differences between corporate financial accounts and tax accounts and any tax losses which can be carried forward at the end of the financial year. Tax-reducing temporary differences and losses to be carried forward are set off against tax-increasing temporary differences reversed during the same period. Full provision is normally made in accordance with the debt method without discounting to present value. Deferred tax in acquired companies is valued at present value when this provides a more true reflection of the underlying transaction.

Cash flow

Cash flow is reported using the direct method. This method provides cash flow from operational-, investment- and financing activities on a gross basis. Liquid assets comprise bank deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in their value.

Joint ventures are included in the cash flow through proportional consolidation.

Contingent liabilities

Contingent liabilities are provided for if the possibility of their settlement is greater than 50 per cent. A best estimate is used when calculating the value of the settlement. See note 26 where other material issues are commented on.

Changes in group structure

2004

In second quarter 2004 the sale of Norske Skog's forest properties in mid Norway was recognised. The contract for the sale of these properties was signed in 2003. The sale however was not recognised in the accounts because the concession process was not yet finalised at year end 2003.

2003

In January, Norske Skog sold its Norwegian power stations. This sale resulted in a profit of NOK 907 million. The book value of the sold assets amounted to NOK 327 million.

In November NorskeCanada bought Newstech Recycling through a share issue. Newstech Recycling is a company producing deinked pulp. This reduced Norske Skog's share of NorskeCanada from 30.6 per cent to 29.4 per cent.

2002

Norske Skog's forest properties in southern Norway were sold in December. This sale yielded a profit of NOK 159 million The total book value of the forest properties was NOK 36 million.

In May NorskeCanada carried out a share issue without Norske Skog's participation. This reduced Norske Skog's share in NorskeCanada. After the share issue Norske Skog's share was reduced from 36.1 per cent to 30.6 per cent.

2. Business regions

Key figures from the P&L account by region	Operating revenue			Depreciation			Operating earnings		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Europe									
Newsprint	8 319	7 558	7 556	1 041	991	961	198	313	643
Magazine paper	7 287	7 226	6 531	809	813	817	412	720	546
Total Europe	15 606	14 784	14 087	1 850	1 804	1 778	610	1 033	1 189
South America									
Newsprint	1 146	1 094	1 107	215	217	290	128	113	(9)
Australasia									
Newsprint	4 194	4 030	3 807	737	720	651	406	455	546
Asia									
Newsprint	2 603	2 365	2 688	283	280	303	160	200	562
Other activities									
Other industry in Norway(1)	596	533	682	35	38	58	25	16	47
Other revenues(2)	1 637	1 613	1 249	—	—	—	—	—	—
Total other activities	2 233	2 146	1 931	35	38	58	25	16	47
Staff/eliminations(3)	(480)	(351)	(149)	253	226	212	(399)	(416)	(429)
Restructuring costs	—	—	—	—	—	—	(63)	135	(600)
Impairments	—	—	—	—	—	—	(110)	—	—
Total group	**25 302**	**24 068**	**23 471**	**3 373**	**3 285**	**3 292**	**757**	**1 536**	**1 306**

(1) Other industry in Norway includes particle boards, Scandinavian forests up to divestment, hydropower up to divestment, and some other minor activities.

(2) Other revenues include revenue from non-manufactured paper in PanAsia, Australasia and South America, and revenues from wood and energy sold to external parties from European operations.

(3) Includes amortisation of goodwill related to the acquisition of Fletcher Challenge Paper, which amounted to NOK 214 million in 2004, NOK 214 million in 2003 and NOK 204 million in 2002.

CONSOLIDATED FINANCIAL STATEMENTS OF NORSKE SKOGINDUSTRIER ASA AND ITS SUBSIDIARIES (continued)

as at and for the years ended December 31, 2004, 2003 and 2002

Operating revenue by market	2004	2003	2002
Norway	1 534	1 766	2 116
Rest of Europe	12 668	11 428	11 587
North America	1 512	1 534	1 470
South America	1 502	1 259	1 187
Australasia	4 063	4 304	3 615
Asia	3 925	3 606	3 310
Africa	98	171	186
Total operating revenue	25 302	24 068	23 471

Investments by region	2004	2003	2002
Europe	771	595	705
South America	89	84	79
Australasia	659	280	251
Asia	325	167	68
North America	—	—	—
Other activities	6	7	31
Staff/elim	131	67	12
Total group	1 981	1 200	1 146

Key figures from the balance sheet by region	Fixed assets			Interest-free current assets			Interest-free current liabilities		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Europe									
Newsprint	8 045	8 855	8 594	2 091	2 139	2 102	917	991	1 139
Magazine paper	7 961	8 482	8 207	1 766	1 912	1 629	875	943	819
Total Europe	16 006	17 337	16 801	3 857	4 051	3 731	1 792	1 934	1 958
South America									
Newsprint	1 856	2 162	2 388	425	411	507	178	134	172
Australasia									
Newsprint	7 121	7 893	6 901	723	748	567	697	694	625
Asia									
Newsprint	4 423	4 044	4 320	788	820	760	362	342	395
Other activities									
Other industry in Norway	239	314	719	418	153	141	112	85	215
Staff/eliminations	349	246	131	138	6	195	1 543	1 675	1 698
Total group	29 994	31 996	31 260	6 349	6 189	5 901	4 684	4 864	5 063

Employees by region	2004	2003	2002
Europe	4 754	4 956	5 664
South America	605	616	561
Australasia	1 223	1 276	1 490
Asia	1 131	1 026	1 033
Other activities	270	271	352
Staff/elim	198	181	113
Total group	8 181	8 326	9 213

3. Personnel costs

	2004	2003	2002
Payroll costs	2 885	2 814	2 799
Social security contributions	497	460	360
National insurance, pension and other social costs (see note 4)	166	236	355
Total	3 548	3 510	3 514

Jan Oksum took office as the new president and CEO at 1 January 2004 with a basic annual salary of NOK 3 500 000. This amount remained unchanged in 2004. An annual agreement is concluded on a result-based bonus limited to a maximum of 50 per cent of his basic salary. See below for more details about this bonus agreement. On 1 October 2004, the chief executive was awarded 60 000 synthetic options with a strike price of NOK 117. See below for more details about the synthetic options. The chief executive's retirement age is 62. His pension is calculated on the same basis as for all employees working in Norway, and will amount to 65 per cent of basic salary until the age of 77 and 60 per cent thereafter. The company and the chief executive have the mutual right to terminate the chief executive's employment when he reaches the age of 60. Should the chief executive depart between the ages of 60 and 62, he will receive an early retirement pension corresponding to 90 per cent of basic salary for the first 12 months and 80 per cent thereafter. Annual expenses relating to the chief executive's future pensions amounted in 2004 to NOK 597 769 for the funded portion of the obligation and NOK 677 930 for the unfunded portion.

The mutual period of notice for the chief executive and other members of the corporate management is six months. If circumstances arise in which the company or the person concerned, by mutual agreement, terminate the contract of employment in the best interests of the company, the company guarantees to pay the affected person's basic salary, less remuneration they may receive from others, for a period of 18 months from the end of the period of notice. This provision applies equally to the chief executive and the other members of the corporate management with the exception of the executive vice president for Australasia, who will receive his salary for a period of one year without deduction of other remuneration.

The annual bonus agreements for the chief executive and other members of the corporate management specify a maximum payment of 50 per cent of basic salary. The basis for calculating this bonus—the targets—is set annually by the board and chief executive respectively. Fifty per cent of the bonus entitlement after tax will be paid in the form of Norske Skog shares, based on the average price for 1-15 February. The executive vice president for Australasia will receive 25 per cent of his bonus entitlement before tax in the form of Norske Skog shares. These shares must be held by the recipient for three years. The shares are taken from Norske Skog's own holding or purchased in the market.

The chief executive and other members of the corporate management were awarded synthetic options on 1 October 2004. The strike price is NOK 117, and the options can be exercised from 1 July to 31 December 2007. These options are synthetic in that the difference between the share price at the date they are exercised and their strike price is paid in the form of salary, and the recipients have undertaken to purchase Norske Skog shares in the market, at market price, for the amount received after tax. The shares must be retained by the recipient for three years. It will accordingly be about six years before a possible gain can be realised. The right to exercise these options is conditional on the recipient continuing to be in the company's employment at the date they are exercised. This arrangement has no dilution effect, since the shares are purchased in the market.

Remuneration to members of the corporate assembly and directors totalled NOK 441 500 and NOK 2 392 500 respectively in 2004.

The group had 8 181 employees at 31 December 2004, including a proportionate share of employees in PanAsia. In addition come employees in other partly-owned companies.

Pay and conditions for other members of the corporate management (in NOK)

In accordance with the guidlines for corporate governance recommended by the Oslo Stock Exchange, pay and conditions for members of the corporate management working in Norway are specified below.

	Basic salary at 31.12.04	Payments in kind, etc. for 2004(1)	Bonus 2004(2)	Number of synthetic options(3)	Loans at 31.12.04	Loan terms(4)
Jan Oksum	3 500 000	306 810	525 000	120 000	3 901 143	3 901 143 at 05.01.04, interest-free and without capital repayment, thereafter interest-bearing for 20-year term. Repayment is due 3 years after resignation as CEO.
Vidar Lerstad	1 800 000	430 155	495 000	60 000	488 120	540 833 at 13.02.2004, interest free and with 10-year term.
Jan Clasen	1 500 000	115 066	300 000	60 000		
Jarle Dragvik	1 700 000	389 171	340 000	60 000		
Ketil Lyng	1 500 000	152 383	375 000	60 000	400 490	1 500 000 at 21.03.1994, interest-bearing and with 15-year term.
Hanne Aaberg	1 060 000	136 414	265 000	60 000		
Rolf Negård	1 380 000	147 293	345 000	60 000	481 250	500 000 at 22.03.04 interest-bearing and with 20-year term.

(1) Includes special benefits, company cars, interest-free loans and so forth.

(2) Based on results achieved in 2004, paid in 2005.

(3) Including 60 000 options for the chief executive and 30 000 options for others awarded in 2003 which can be exercised from 1 July - 31 December 2006 at a strike price of NOK 134.50, and corresponding awards made in 2004 which can be exercised from 1 July - 31 December 2007 at a strike price of NOK 117.

(4) The interest rate paid on all interest-bearing loans is the one which at any given time represents the floor for the taxable benefit of loans from employers.

Audit fee (in NOK 1 000)

	Total	Parent company	Subsidiaries audited by group auditors(2)	Subsidiaries audited by other auditors
Audit fee	12 231	4 132	7 622	477
Audit related assistance(1)	1 288	930	338	20
Tax assistance	749	86	565	98
Other fees	938	731	207	—
Total	15 206	5 879	8 732	595

(1) Audit related assistance includes services that only auditors can provide. This includes a limited audit of interim financial statements, assurance services related to prospectues for share issues and bond loans.

(2) Includes audit fees to both Ernst & Young and PricewaterhouseCoopers as a change of group auditors was initiated in 2004.

4. Pension costs and obligations

Description of the defined benefit plans

Norske Skog has various pension schemes. Contributions to these schemes are made in accordance with local agreements. A total of 8 839 people are covered by such schemes. Of these, 6 778 are covered by defined benefit plans and 2 061 by defined contribution plans.

Norske Skog has two significant defined benefit plans:	Benefits in % of pensionable earnings	Years of service	Pensionable age	Early retirement	Number of members
Norske Skogindustrier ASA	65%	30	67	62	5 143
Norske Skog Parenco	70%	40/37	65/62	60	525

Plan assets of the pension scheme in Norske Skogindustrier ASA are managed by a life insurance company and invested in accordance with the general guidelines governing investments by life insurance companies in Norway. Plan assets in Norske Skog Parenco are managed and invested in accordance with general guidelines governing investments by pension fund companies in the Netherlands. Several smaller schemes also exist. In evaluating plan assets, their estimated value at 31 December is used. This estimated value is corrected every year in accordance with the figures for the market value of the assets provided by the life insurance company.

In measuring incurred obligations, the projected obligation at 31 December is used. This projected obligation is corrected every year in accordance with the figures on incurred pension obligations provided by the actuary.

Net periodic pension cost in the consolidated accounts	2004	2003	2002
Benefits earned during the year	74	90	93
Interest cost on prior period benefits	126	139	133
Pensions cost contribution schemes	10	10	25
Expected return on plan assets	(149)	(143)	(146)
Periodic employer tax	5	9	3
Expensed portion of changes in early retirement plan (AFP)	(2)	3	2
Expensed portion of differences in estimates	9	21	16
Net periodic pension cost	73	129	126

Status of the pension plans reconciled to the consolidated balance sheet	2004	2003	2002
Projected benefit obligations	(2 818)	(2 764)	(2 496)
Plan assets at fair value	2 621	2 400	2 228
Plan assets in excess of/(less than) obligations	(197)	(364)	(268)
Unamortised changes in early retirement plans (AFP)	—	—	(1)
Differences in estimates not taken to income/expense	(115)	60	106
Net plan assets/pension obligations	(312)	(304)	(163)
Accrual employer tax	(21)	(16)	(12)
Plan assets/(pension obligations) in the balance sheet	(333)	(320)	(175)
Pension obligation	(458)	(443)	(352)
Plan assets	125	123	177

In addition to the benefit obligation funded through insurance plans, the group has uninsured benefit obligations. These include estimated future obligations relating to the Norwegian AFP early retirement scheme as well as obligations to former owners of subsidiaries and pensions for top managment and directors. Obligations relating to top management pensions are partly funded through a supplementary retirement plan with a life insurance company.

In addition to the benefit schemes come several defined contribution schemes.

Changes in pension liability during the year	2004	2003	2002
Balance 1 January	2 764	2 496	2 518
Changes due to entities acquired/sold	—	—	—
Current year's service cost	74	90	93
Current year's interest cost	126	139	133
Pensions paid	(100)	(79)	(72)
Actuarial gains and losses	3	(16)	(80)
Currency translation effects	(49)	134	(96)
Balance 31 December	2 818	2 764	2 496

Calculation of future benefit obligations are based on the following assumptions	2004	2003	2002
Discount rate	5.0%	5.5%	5.5%
Expected return on plan assets	6.0%	6.5%	6.5%
Pay adjustment	2.5%	3.0%	3.0%
Social security increase/inflation	2.0%	2.0%	2.0%
Pension increase	2.0%	2.0%	2.0%

A return on plan assets of NOK 150 million is estimated for 2004. The actual return on the plan assets for 2003 was NOK 103 million, compared with an estimated return of NOK 144 million. The difference between the booked return and the estimated return in 2002 is treated as an estimate difference.

5. Other operating costs

	2004	2003	2002
Distribution costs	2 294	2 103	1 865
Packaging	388	387	373
Maintenance materials, servicing and spare parts	1 119	1 005	1 082
Marketing costs	34	47	45
Administration costs	677	608	688
Losses on bad debts[1]	(29)	7	29
Other costs	324	318	324
Total other operating costs	4 807	4 475	4 406

(1) Losses on bad debts are included as follows

	2004	2003	2002
Amounts written off during the year	(14)	6	15
Received amounts previously written off	(5)	(13)	—
Changes in bad debt reserves	(10)	14	14
Total	(29)	7	29

6. Financial items

	2004	2003	2002
Dividends received	1	—	—
Interest revenue	58	84	164
Profit on securities	—	6	—
Realised/unrealised gain on foreign currency	127	—	893
Other financial income	8	—	—
Total financial income	194	90	1 057
Interest cost	894	982	1 367
Realised/unrealised loss on foreign currency	—	278	—
Other financial expenses	18	171	95
Total financial expenses	912	1 431	1 462
Net financial items	(718)	(1 341)	(405)

7. Special items

Items which are non-recurring from one period to another are presented here. These relate mainly to the sale of assets and divestment of business operations.

	Operating earnings	Other items
2004		
Sale of forest in mid Norway	—	142
Restructuring costs Tasman(4)	(63)	—
Total	(63)	142
2003		
Sale of power plants in Norway	—	907
Provision related to forest properties in Australia(1)	—	(84)
Reversal of restructuring provision(2)	135	—
Other adjustments(3)	—	(9)
Total	135	814
2002		
Sale of forests in southern Norway	—	159
Sale of forests in Sweden	—	16
Restructuring costs(4)	(600)	—
Other adjustments(3)	—	20
Total	(600)	195

All items are listed at their pre-tax values.

(1) The provision relates to potential loss in connection with the planned sale of forest properties in Australia

(2) Reversal of parts of the restructuring provision made in 2002 in connection with downsizing

(3) Relates to adjusment of gain/loss on previously sold assets

(4) Provision for costs related to downsizing

8. Tax

The group's tax cost is made up as follows

	2004	2003	2002
Tax payable			
Norway	(48)	(405)	(53)
Foreign countries	70	(191)	(258)
Total	22	(596)	(311)
Change in deferred tax			
Norway	161	(20)	(74)
Foreign countries	340	252	747
Total	501	232	673
Total tax cost	523	(364)	362

Deferred tax

Temporary differences, losses to be brought forward and deferred tax are specified below.

	2004	2003	2002
Total current items	(287)	(322)	(121)
Total long-term items	8 230	9 585	6 221
Taxable losses to be brought forward(1)	(3 698)	(3 076)	(1 776)
Temporary differences, not offset	558	—	—
Total temporary differences and losses to be brought forward	4 803	6 187	4 324
Deferred tax before provisions	1 464	1 780	1 322
Tax provisions(2)	401	680	663
Deffered tax and tax provisions	1 865	2 460	1 985

(1) Tax losses to be brought forward in Norway amount to NOK 1 305 million and start to expire in 2013. The rest, NOK 2 393 million, is related to foreign entities and do not have a time limitation.

(2) The tax provisions refer to several matters in various stages of the tax assessment process which are being discussed by the company. NOK 21 million refers to a case which is nearing completion, while NOK 380 million refers to issues that have been identified. Furthermore, there are tax issues both positive and negative in several countries which could significantly affect the tax cost when finalized.

	2004	2003	2002
Reconciliation of effective tax rate			
Nominal tax rate Norway	28.0%	28.0%	28.0%
Different tax rates abroad	(13.9)%	(1.8)%	2.5%
Result affiliated companies	8.3%	9.0%	10.4%
Amortisation goodwill	(2.0)%	8.1%	6.1%
Profit and loss effect of present value of deferred tax	(12.9)%	1.4%	2.4%
New tax rules and income tax rates	(140.2)%	(2.7)%	(37.7)%
Effect of tax free sale of forests	(26.9)%	—	—
Reduction of tax provisions	(200.0)%	—	—
One-off effect of higher tax on sale of power assets	—	23.6%	—
One-off effect of positive outcome of tax case	—	(27.6)%	—
Other items	(13.9)%	9.3%	(56.6)%
Effective tax rate	(373.5)%	(47.3)%	(44.9)%

The annual effective tax rate of minus 373.5% is mainly a result of an increase of tax basis in Australia, reduction of tax rates as well as a reduction of tax provisions.

9. Earnings per share

	2004	2003	2002
Earnings in NOK million	655	402	1 162
Average number of shares in 1 000	132 430	132 415	132 194
Earnings per share in NOK	4.95	3.04	8.79

10. Net cash flow from operations

The connection between earnings and cash flow from operations is shown below.

	2004	2003	2002
Earnings before taxes	140	770	806
Ordinary depreciation	3 483	3 285	3 292
Share of profit/(loss) in affiliated companies	41	239	290
Gain/(loss) on sale of fixed assets and other items	(142)	(814)	(195)
Taxes paid	(253)	(185)	(973)
Changes in receivables	(185)	(46)	715
Changes in inventory	21	(241)	93
Changes in current liabilities	(41)	(127)	39
Adjustments for non-cash working capital items and translation differences	(116)	92	(380)
Net cash flow from operating activities	2 948	2 973	3 687

11. Operational and intangible fixed assets

	Goodwill and other exclusive rights	Land, buildings and other property	Machinery and plant	Fixtures and fittings, tools, office equipment	Plant under construction	Total
Acquisition cost						
Acquisition cost at 31.12.03	5 755	8 699	41 918	700	840	57 912
Additions 2004 at cost	9	132	1 284	158	407	1 990
Sales 2004 at cost	(22)	(58)	(251)	—	(11)	(342)
Reclassification	20	56	403	—	(479)	—
Translation differences	(52)	(261)	(383)	—	(24)	(720)
Acquisition cost at 31.12.04	5 710	8 568	42 971	858	733	58 840
Depreciation and write-downs						
Accumulated depreciation and write-downs 31.12.03	1 028	2 718	16 982	480	—	21 208
Depreciation 2004	297	381	2 678	17	—	3 373
Write-downs 2004	—	—	110	—	—	110
Depreciation and write-downs on fixed assets sold in 2004	3	(20)	(210)	—	—	(227)
Reclassification	—	—	—	—	—	—
Accumulated ordinary depreciation and write-downs 31.12.04	1 328	3 079	19 560	497	—	24 464
Book value						
Book value 31.12.03	4 727	5 981	24 936	220	840	36 704
Book value 31.12.04	4 382	5 489	23 411	361	733	34 376
Depreciation plan	5 - 20 years	10 - 33 years	10 - 20 years	3 - 5 years		

Real property and plants under construction are not depreciated.

Total cost for rent of property, plant and equipment amounts to NOK 44 million.

Goodwill specification for each acquisition

	Year	Depreciation plan/years	Depreciation 2004	Book value 31.12.2004
Golbey	1995	20	5	53
PanAsia	1999	20	3	42
Union	1999	20	6	55
Fletcher	2000	20	214	3 363
Walsum and Parenco	2001	20	36	603
Klabin	2003	20	13	113

Goodwill is amortised in accordance with its expected useful life based on regional and global synergies.

Operational and intangible fixed assets—acquistion and disposal last 5 years

		Goodwill and other exclusive rights	Land, buildings and other property	Machinery and plant	Fixtures and fittings, tools, office equipment	Plant under construction	Total
2000	Acquisition	—	207	818	29	297	1 351
	Disposal	—	56	7	6	—	69
2001	Acquisition	91	86	888	23	334	1 422
	Disposal	—	497	3	—	33	533
2002	Acquisition	9	124	552	37	424	1 146
	Disposal	—	204	29	7	—	240
2003	Acquisition	172	87	503	12	598	1 372
	Disposal	—	397	861	38	—	1 296
2004	Acquisition	9	132	1 284	158	407	1 990
	Disposal	—	197	2	3	—	202
Total 5 years	Acquisition	281	636	4 045	259	2 060	7 281
	Disposal	—	1 351	902	54	33	2 340

12. Other long-term receivables

	2004	2003	2002
Loans to employees	38	33	41
Sundry long-term receivables	203	197	183
Pension plan assets	126	123	177
Total	367	353	401

13. Shares

Shares included as financial assets

	Currency	Share capital NOK 1 000	Ownership %	Book value NOK 1 000
Shares owned by the parent company				
Sikon Øst ASA, Norway	NOK	50 000	2	2 000
Industrikraft Midt-Norge AS, Norway	NOK	296	10	7 650
Nordic Paper AS, Norway	NOK	40 100	45	29 845
Holmen Eiendom AS, Norway	NOK	8 000	43.8	3 500
Other shareholdings, each with a book value less than NOK 1 million				7 021
Total				50 016
Shares owned by group companies (book value in the consolidated accounts)				
Elimination between parent company and group of shares in Nordic Paper AS				(29 845)
Other shareholdings				4 481
Total				24 652

Shares in subsidiaries and joint ventures

		Currency	Share capital NOK 1 000	Ownership %	Book value NOK 1 000
Shares in Norwegian subsidiaries owned by the parent company					
Nornews AS, Lysaker		NOK	100	100	50
Norske Treindustrier AS, Lysaker		NOK	3 917 340	100	15 264 195
Lysaker Invest AS, Lysaker		NOK	1 002 914	100	2 004 371
Norske Skog Holding AS, Lysaker		NOK	5 000	100	5 000
Union Paper Co Ltd. AS, Skien		NOK	10 000	100	3 454
Forestia AS, Braskereidfoss		NOK	100 000	90.11	126 004
Wood og Logistics AS, Lysaker		NOK	3 000	76	2 295
Oksenøyveien 80 AS, Lysaker		NOK	100	100	100
Total					17 405 469
Shares in foreign subsidiaries and joint ventures owned by the parent company					
Norske Skog Golbey, Golbey, France		EUR	253 164	100	2 190 829
Pan Asia Paper Company Ltd, Singapore	Ordinary USD	USD	600	50	3 111 206
Pan Asia Paper Company Ltd, Singapore	Ordinary SGD	SGD	—	50	—
Norske Skog Bruck GmbH, Bruck, Austria		EUR	1 817	99.9	165 918
Norske Skog Steti, Steti, Czech Republic		CZK	883 100	100	184 270
Norske Skog Østerreich GmbH, Graz, Austria		EUR	150	100	1 292
Markproject Ltd., London, UK		GBP	300	100	—

		Currency	Share capital NOK 1 000	Ownership %	Book value NOK 1 000
Norske Skog Deutschland GmbH, Hamburg, Germany		EUR	1 000	100	10 063
Norske Skog (UK) Ltd., London, UK		GBP	100	100	2
Norske Skog Holland B.V., Amsterdam, Netherlands		EUR	100	100	400
Norske Skog Belgium S.A., Brussels, Belgium		EUR	19 375	100	3 235
Nornews Portugal, Lisbon, Portugal		EUR	400	75	—
Norske Skog Espana S.A., Madrid, Spain		EUR	90	100	3 607
Norske Skog (Irland) Ltd., Dublin, Ireland		EUR	2	100	—
Norske Skog (Schweiz) AG, Zürich, Switzerland		CHF	—	100	193
Norske Skog Danmark ApS, Værløse, Denmark		DKK	27	100	—
Norske Skog Italia S.R.L., Milan, Italy		EUR	10	95	84
Norske Skog France S.A.R.L., Paris, France		EUR	235	100	7 939
Norske Skog Japan Co. Ltd., Tokyo, Japan		JPY	3 000	100	—
Norske Skog Jämtland AB, Trångsviken, Sweden		SEK	100	100	780
Norske Skog (Cypros) Ltd., Paphos, Cyprus		CYP	1	95	—
Norske Skog Asia Pacific Pte Ltd., Singapore		SGD	664 344	100	2 546 199
AB Lee Bruk, Trångsviken, Sweden		SEK	150	100	11 089
Norske Skog Czech & Slovak Republic spol. s.r.o., Stcti, Czech Republic		CZK	400	100	—
Norske Skog Polska Sp. z.o.o., Warsaw, Poland		PLN	50	100	—
Norske Skog Hungary Trading and service Limited, Budapest, Hungary		HUF	3 000	100	—
Norske Skog Logistics NV, Antwerp, Belgium		EUR	2 500	99.96	540
THP Paper Company, Seattle, USA		USD	—	100	—
Norske Skog Chile Industrial Limitada, Concepcion, Chile		USD	15 000	0.1	524
Norske Skog Europe Recovered Paper NV, Antwerp, Belgium		EUR	62	99.84	493
Norske Skog Papers (Malaysia) SDN. BHD, Kuala Lumpur, Malaysia	Preference	MYR	382 855	100	891 779
Norske Skog Papers (Malaysia) SDN. BHD, Kuala Lumpur, Malaysia	Ordinary	MYR	—	100	—
NSI Forsikring A/S, Hvidovre, Denmark		DKK	20 000	100	16 552
Norske Skog Walsum GMBH, Duisberg, Germany		EUR	130 025	100	2 603 577
Norske Skog Pisa SA, Rio De Janeiro, Brazil	Preference	BRL	24 550	100	—
Norske Skog Pisa SA, Rio De Janeiro, Brazil	Ordinary	BRL	113 768	99.95	1 137 704

CONSOLIDATED FINANCIAL STATEMENTS OF NORSKE SKOGINDUSTRIER ASA AND ITS SUBSIDIARIES (continued)

as at and for the years ended December 31, 2004, 2003 and 2002

	Currency	Share capital NOK 1 000	Ownership %	Book value NOK 1 000
Norske Skog Adria d.o.o., Ljubljana, Slovenia	SIT	164	100	—
Papeles Bio Bio SA, San Pedro, Chile	CLP	77 715	100	91
Norske Skog Industries Australia Limited, Sydney, Australia	AUD	—	100	16 551
Norske Skog Holdings BV, Amsterdam, Netherlands	EUR	170 100	100	2 701 732
Total				15 606 649
Total shares owned by the parent company				33 012 118

	Currency	Share capital NOK 1 000	Ownership %
Shares in Norwegian subsidiaries owned by the consolidated companies			
Oxenøen Eiendom AS, Oslo	NOK	100	100

	Currency	Share capital NOK 1 000	Ownership %
Shares in foreign subsidiaries and joint ventures owned by consolidated companies			
Norske Skog Italia s.r.l., Milan, Italy	EUR	10	100.0
Norske Skog Paper Holdings (Schweiz) AG, Zug, Switzerland	CHF	130 100	100.0
Norske Skog Holdings (Schweiz) AG, Zug, Switzerland	CHF	1 001 100	100.0
Norske Skog (USA) Inc. Southport, USA	USD	—	100.0
MV Verkstad AB, Trångsviken, Sweden	SEK	3 150	100.0
Norske Skog Capital (Australia) Pty Ltd, Sydney, Australia	AUD	223 000	100.0
Endeavour Papers Pty Limited, Sydney, Australia	AUD	—	100.0
Norske Skog (Australasia) Pty Limited, Sydney, Australia	AUD	1 000	100.0
Norske Skog Paper Mills (Australia) Limited, Tasmania, Australia	AUD	7 539	100.0
Norske Skog Forests (Australia) Pty Ltd, Tasmania, Australia	AUD	2 002	100.0
Norske Skog Capital NZ Ltd, Auckland, New Zealand	NZD	1	100.0
FC Asia Paper Sales Pte Ltd, Singapore	SGD	100	50.0
Crown Forest Holdings (1995) Inc., Whitehorse, Canada	CAD	964 360	100.0
Tasman Equipment Ltd, Vancouver, Canada	CAD	1	100.0
Crown Forest Industries Limited, Whitehorse, Canada	CAD	10 664 289	100.0
NS Industries Canada Limited, BC, Canada	CAD	246 625	100.0
Norske Skog Florestal S.A., Brazil	BRL	13 659	100.0
Norske Skog CI Ltd, Georgetown, Cayman Islands	CHF	1 300 000	100.0
4346799 Canada Inc.	CAD	1 747 450	100.0
Norske Skog North America LLC, Delaware USA	USD	1 000	50.0
33027 YUKON INC, Vancouver, Canada	CAD	19 245	100.0
Norske Skog Overseas Holdings AG, Zurich, Switzerland	CHF	546 234	100.0
Norske Skog Finance (UK), Cardiff, UK	GBP	100	100.0
Norske Skog Industries (UK) Limited, Cardiff, UK	GBP	569 065	100.0
Norske Skog Forest Holdings AG, Zurich, Switzerland	CHF	63 173	100.0
Parenco Assurantien BV, Renkum, Netherlands	EUR	—	100.0
Parenco Finance BV, Renkum, Netherlands	EUR	40	100.0
Parenco Hout BV, Renkum, Netherlands	EUR	50	50.0
Reparco Nederland BV. Nijmegen, Netherlands	EUR	227	100.0
Sapin SA, Harze, Belgium	EUR	8 125	50.0
Geosilica Nominees LTD, Auckland, New Zealand	NZD	1	50.0

	Currency	Share capital NOK 1 000	Ownership %
Norske Skog Holdings (NO.1) Limited, Auckland, New Zealand	NZD	—	100.0
Norske Skog Holdings (NO.2) Limited, Auckland, New Zealand	NZD	—	100.0
Norske Skog Holdings (NO.3) Limited, Auckland, New Zealand	NZD	1	100.0
Norske Skog Chile Industrial Limitada, Concepcion, Chile	USD	15 000	99.93
33038 YUKON INC, British Columbia, Canada	USD	36 542	100.0
Paroco GMBH, Essen, Germany	EUR	130	51.0
Reparco Nijmegen BV, Arnhem, Netherlands	EUR	18	100.0
Reparco Randstad BV, Haag, Netherlands	EUR	14	100.0
Reparco Renkum BV, Arnhem, Netherlands	EUR	18	100.0
Reparco Trading BV, Nijmegen, Netherlands	EUR	386	100.0
Reparco Zutphen BV, Zutphen, Netherlands	EUR	1 134	100.0
Fletcher Paper Sales North America, Inc, Delaware, USA	USD	10	100.0
Forest Terminals Corporation, California, USA	USD	5	100.0
Nornews Portugal, LDA, Portugal	EUR	400	25.0
Norske Skog Bruck GMBH, Bruck, Austria	EUR	1 817	0.1
Norske Skog (USA) Holdings Inc., Racine, USA	USD	—	100.0
Norske Skog Parenco BV, Renkum, Netherlands	EUR	166 282	100.0
4159641 Canada Inc.	CAD	26 616 900	100.0
Norske Skog Papier Recycling GmbH, Austria	ATS	4 000 000	100.0

14. Affiliated companies and joint ventures

In the consolidated accounts, shares in affiliated companies are included in accordance with the equity method. Joint ventures are consolidated proportionally.

NOK million	Ownership	Book value 01.01.04	Acquired shares	Share of profit for the year	Dividend/ other equity corrections	Book value 31.12.04
Affiliated companies						
Malaysian Newsprint Industries SDN BHD, Kuala Lumpur, Malaysia	33.7%	267	—	5	(72)[(1)]	200
Nordic Paper AS, Greaker, Norway	45.0%	17	—	3	—	20
Norske Skog Canada Ltd., Vancouver, Canada	29.4%	1 936	—	(44)	(27)[(2)]	1 865
Other affiliated companies		8	—	(5)	6	9
Total		2 228	—	(41)	(93)	2 094
Joint venture						
Pan Asia Paper Co. Pte Ltd, Singapore	50.0%	3 110	—	97	(122)[(3)]	3 085
Total		3 110	—	97	(122)	3 085

(1) Currency translation differences MYR/NOK and other adjustments.

(2) Currency translation differences CAD/NOK.

(3) Including received dividend of NOK (101) million and currency translation differences USD/NOK of NOK (21) million.

Norske Skog Canada Ltd. has a total equity as of 31.12.2004 of CAD 1 043 million.

15. Inventory

	2004	2003	2002
Raw materials and other production materials	1 128	1 076	955
Semi-manufactured materials	41	44	34
Finished goods	1 130	1 201	1 091
Total	2 299	2 321	2 080

16. Liquid assets

	2004	2003	2002
Cash and bank deposits	419	334	487
Current investments	470	596	381
Total liquid assets	889	930	868

The group has limited access to liquid assets in the joint ventures and in companies with large minority interests. In 2004 this totalled NOK 101 million as against NOK 150 million in 2003 and NOK 141 million in 2002.

Restricted bank deposits in 2004 amounted to NOK 0 million, compared with 0 in 2003 and NOK 17.7 million in 2002.

Current investments	2004 Average interest rate	2004	2003	2002
Bank/insurance		75	94	—
Other financial institutions		—	46	—
Energy		158	156	—
Industry/commerce/shipping		190	151	196
Total bonds	5%	423	447	196
Certificates		15	43	165
Current bank deposits		30	104	20
Quoted investment shares		2	2	—
Total		470	596	381

Commercial paper is classified as current assets and valued as a portfolio. Net unrealised gain on the portfolio was NOK 7 million. The corresponding value for 2003 was an unrealised gain of NOK 5.77 million, and for 2002 an unrealised gain of NOK 0.02 million. NOK 210 million of total bonds has a floating interest rate, with the next interest fixing on 11.01.2005. The rest of the bond portfolio has a fixed interest rate.

17. Joint venture

Norske Skog participates in a joint venture through PanAsia Paper Company. The latter is located in Singapore and owned 50 per cent by Norske Skog and 50 per cent by Abitibi Consolidated, Canada.

The Norske Skog Klabin joint venture was included until its dissolution in March 2003.

	2004	2003	2002
Share of operating earnings			
Operating revenue	2 603	2 436	3 438
Operating expenses	2 443	2 251	2 907
Operating earnings	160	185	531
Share of balance sheet			
Operational fixed assets	4 594	4 222	4 488
Long-term receivables	13	17	47
Total fixed assets	4 607	4 239	4 535
Inventory	264	224	236
Current receivables	523	596	608
Other liquid assets	101	142	141
Total current assets	888	962	985
Deferred tax	309	287	281
Long-term debt	1 487	1 061	1 235
Current debt	615	743	670
Total debt	2 411	2 091	2 186

18. Shareholders' equity

	2004	2003	2002
Consolidated equity			
Share capital in NSI ASA(*)	1 331	1 331	1 331
Own shares in NSI ASA(*)	(8)	(7)	(9)
Share premium reserve in NSI ASA(*)	7 137	7 121	7 116
Other equity NSI ASA(*)	5 319	5 663	5 153
Other consolidated equity	4 929	5 017	4 079
Total consolidated equity excluding minority interests	18 708	19 125	17 670
Shareholders' equity			
Shareholders' equity 31.12, excluding minority interests	19 125	17 670	19 321
Earnings for the year	655	402	1 162
Share issues	—	—	—
Provision for dividend	(795)	(795)	(795)
Change in holding of own shares	(7)	14	47
Translation differences and other adj.	(270)	1 834	(2 065)
Shareholders' equity 31.12, excluding minority interests	18 708	19 125	17 670
Minority interests	186	197	157
Total shareholders' equity	18 894	19 322	17 827

(*) Norske Skogsindustrier ASA

At 31 December 2004, Norske Skog owned 819 976 of its own shares, equivalent to 0.6 per cent of the total number of shares. These shares are mainly acquired through the merger with Aktieselskapet Union (Union Co) in 1999. In addition, own shares have been purchased during 2004. The holdings of the own shares are primarily used for the share ownership programme for employees and for settlement of bonus agreements.

The following purchases of own shares have taken place in 2004

Number of shares	Share price
39 500	117.93
50 000	115.71
50 000	118.30
50 000	115.56
75 000	114.04
75 000	119.93

The following sales of own shares have taken place in 2004

Number of shares	Share price
243 440	104.00
8 836	130.50

The general meeting of 15 April 2004 authorised the board of directors to acquire up to 10 per cent of the company's shares on certain conditions. This authority was given for a period of 18 months.

Shareholder's equity in Norske Skog decreased by NOK 250 during 2004 owing to the strengthening of the NOK against the currencies of the other countries in which the group operates. The increase of the equity relates to the translation of foreign subsidiaries.

The classification of the leasing arrangement for the Norske Skog headquarter at Lysaker outside Oslo has been changed from operational leasing to financial leasing. The effect of this reclassification is reflected in the historical figures for 2002 and 2003.

19. Minority interests

	2004	2003	2002
Minority at 01.01	196	157	205
Changes in minority owing to sales/purchases(1)	11	59	—
Share of net earnings/(loss)	8	4	(6)
Dividend paid	(10)	(15)	1
Currency translation differences	(19)	(8)	(43)
Minority at 31.12	186	197	157

(1) Minority's share in Hebei Long Teng Paper

20. Interest-bearing long-term liabilities

	2004	2003	2002
Bonds	10 224	10 218	8 490
Debt to financial institutions	7 067	8 072	9 698
Total	17 291	18 290	18 188
Senior long-term debt in NOK	3 994	4 259	4 949
Senior long-term debt in foreign currencies	13 297	14 031	13 239
Total	17 291	18 290	18 188

Senior long-term debt by currency

Senior long-term debt by currencies, current portion included:

	Currency amount million 31.12.04	Currency rate 31.12.04	NOK million 31.12.04	Average interest rate 31.12.04
USD	1 216	6.0386	7 337	
EUR	576	8.2385	4 739	
NZD	26	4.3409	114	
AUD	50	4.7053	235	
KRW	112 188	0.0058	654	
SEK	101	0.9132	92	
SGD	21	3.6985	76	
RMB	70	0.7296	50	
Total debt in foreign currencies in NOK			13 297	
Total senior long-term debt in NOK			3 994	
Total long-term debt			17 291	4.6%

Repayment of debt

The company's total debt as at 31 December 2004 matures as follows.

	Debt banks	Bonds	Total
2005	575	174	749
2006	339	1 152	1 491
2007	694	1 609	2 303
2008	250	—	250
2009	882	1 073	1 955
2010	4 250	—	4 250
2011	88	3 623	3 711
2014	42	200	242
2015	114	1 208	1 322
2033	—	1 207	1 207
Total	7 234	10 246	17 480

Total debt listed in the repayment schedule may differ from booked debt. This is due to premium or discount on issued bonds. Premium or discount on issued bonds will be amortised in the profit and loss account over the lifetime of the issued bonds. At 31 December 2004, a premium of NOK 21.7 million exists in the account. The repayment schedule does not include unrealised currency effects on forward contracts. At 31 December 2004, this increased debt by NOK 302 million. NOK 10.1 million of this is due in 2005.

At 31 December, the holding of the company's own bonds amounted to NOK 925 million nominal. This is deducted from interest-bearing debt in NOK.

Norske Skog can draw additional NOK 4 634 million on existing domestic bond loans.

In October 2004 Norske Skog issued three bond loans in the Norwegian market, 2 bonds amounting to NOK 200 million each and a loan amounting to NOK 525 million. The tenors were 5, 10 and 5 years respectively. Two of the loans have fixed interest rate coupons but are swapped into floating rates.

In April, Norske Skog refinanced a new credit line amounting to USD 500 million which will be part of the liquidity reserve. The tenor is 4 years. In addition, two loans were refinanced, together amounting to EUR 500 million. The new tenor is 5 years. At 31 December 2002, Norske Skog had NOK 5.8 billion in unused long-term credit lines.

Norske Skog has given declarations of negative pledge when raising long-term loans. Furthermore, some of the loan contracts contain requirements regarding certain financial ratios relating to solvency and other requirements usual in syndicated loan agreements. These are:

- net equity capital (equity capital minus intangible assets) must be a minimum of NOK 9 billion
- net interest-bearing debt/equity capital ratio must be a maximum of 1.4.

Norske Skog complies with each and every one of these requirements.

21. Other current liabilities

	2004	2003	2002
Current bank debt	469	656	681
Other long-term interest-bearing liabilities	—	—	466
Total	469	656	1 147

The group has unused bank overdrafts of NOK 200 million. No restrictions are placed on the use of the facility.

22. Interest-free current liabilities

	2004	2003	2002
Duties and holiday pay	720	635	583
Accounts payable	1 866	1 649	1 665
Sundry interest-free current debt	432	561	899
Provision for dividend	795	795	795
Accrued expenses	840	1 008	881
Tax payable	31	216	240
Total	4 684	4 864	5 063

23. Foreign exchange and interest off-balance sheet instruments

FOREIGN EXCHANGE CONTRACTS

NOK million Currency	Purchase contracts equivalent	Sales contracts equivalent
AUD	94	2 689
BRL	—	68
CAD	12	757
CHF	—	151
CZK	71	—
DKK	—	217
EUR	1 359	3 975
GBP	—	1 270
JPY	—	—
KRW	—	364
NOK	9 416	2 387
NZD	512	—
SEK	104	167
THB	—	62
USD	2 041	1 436
Total	13 609	13 543

The sum of the principal in foreign currencies is translated into NOK at the spot rates prevailing on 31 December 2004.

All forward contracts and currency options are related to hedging of net investment in subsidiaries or hedging of future cash flows in foreign currencies. All existing forward contracts and currency options will mature during 2005

CURRENCY OPTIONS

The group uses currency options in its cash flow hedging programme in AUD, EUR, GBP and USD. The group's currency option strategy is based on a combination of purchased vanilla options and sold exotic barrier options. This combination provides similar cover when the NOK is strengthening as for foreign exchange contracts. If the NOK weakens within an interval in sold barrier options, the loss will not be as large as if ordinary foreign exchange contracts had been used.

If the NOK weakens more than the level in the barrier option, the loss will be similar to that incurred from using ordinary foreign exchange contracts in the hedge. The option strategy has equal premiums for both bought and sold options. This gives a net cost of zero at inception.

Changes in option values are booked in the profit and loss account. Professional option pricing methods are used together with currency and interest rate volatility curves at 31 December 2004. Total unrealised profit on currency options was NOK 14.2 million at 31 December 2004. All currency options mature in 2005.

INTEREST RATE AND CROSS CURRENCY SWAPS

Currency receive leg	Currency pay leg	Nominal value in currency receive leg	Nominal value in currency pay leg	Market value (NOK million)	Receives	Pays	Maturity
NOK	EUR	250.0	30.6	6.6	fixed	fixed	2007
NOK	NOK	50.0	50.0	3.1	fixed	floating	2006
NOK	NOK	175.0	175.0	15.1	fixed	floating	2006
NOK	NOK	55.0	55.0	4.2	fixed	floating	2006
NOK	NOK	40.0	40.0	3.2	fixed	floating	2006
USD	USD	50.0	50.0	18.1	fixed	floating	2011
AUD	AUD	54.9	54.9	(6.5)	floating	fixed	2005
USD	USD	75.0	75.0	3.8	fixed	floating	2033
USD	USD	45.0	45.0	1.5	fixed	floating	2033
USD	USD	80.0	80.0	8.2	fixed	floating	2033
USD	EUR	80.0	69.0	(128.8)	floating	floating	2033
USD	EUR	45.0	38.8	(67.4)	floating	floating	2033
USD	EUR	75.0	64.2	(91.4)	fixed	floating	2015
USD	EUR	50.0	42.8	(60.0)	fixed	floating	2015
USD	USD	55.0	55.0	(1.7)	fixed	floating	2015
NOK	NOK	500.0	500.0	35.8	fixed	floating	2007
NOK	NOK	100.0	100.0	7.8	fixed	floating	2007
USD	AUD	45.0	62.0	(35.8)	floating	fixed	2011
USD	AUD	54.6	75.0	(35.4)	floating	floating	2011
USD	AUD	81.0	110.0	(27.0)	floating	floating	2011
NOK	EUR	526.5	64.8	(14.4)	floating	fixed	2007
USD	USD	390.0	390.0	166.3	fixed	floating	2011
USD	USD	100.0	100.0	38.6	fixed	floating	2011
AUD	AUD	10.0	10.0	0.1	floating	fixed	2011
USD	AUD	30.6	40.0	(6.9)	floating	floating	2011
AUD	AUD	15.0	15.0	0.1	floating	fixed	2011
NOK	NOK	120.0	120.0	0.7	fixed	floating	2006
EUR	EUR	30.0	30.0	(10.4)	floating	fixed	2015
EUR	EUR	30.0	30.0	(2.2)	floating	fixed	2007
AUD	AUD	30.0	30.0	(0.8)	floating	fixed	2011
EUR	EUR	12.8	12.8	(4.4)	floating	fixed	2015
NOK	EUR	500.0	59.4	11.3	floating	floating	2007
EUR	EUR	29.4	29.4	(1.4)	floating	fixed	2007

Currency receive leg	Currency pay leg	Nominal value in currency receive leg	Nominal value in currency pay leg	Market value (NOK million)	Receives	Pays	Maturity
NOK	NOK	2.0	2.0	0.0	fixed	floating	2006
EUR	EUR	15.0	15.0	(8.2)	floating	fixed	2015
EUR	EUR	15.0	15.0	(8.1)	floating	fixed	2015
EUR	EUR	20.0	20.0	(12.0)	floating	fixed	2015
NOK	NOK	100.0	100.0	4.6	fast	floating	2007
NOK	NOK	200.0	200.0	2.5	fast	floating	2006
AUD	AUD	10.0	10.0	(0.8)	floating	fixed	2011
AUD	AUD	10.0	10.0	(0.6)	floating	fixed	2011
NOK	NOK	226.5	226.5	6.1	fixed	floating	2007
NOK	NOK	112.9	112.86	0.5	fixed	floating	2006
NOK	NOK	200.0	200.0	2.3	fixed	floating	2007
NOK	NOK	105.0	105.0	0.9	fixed	floating	2009
NOK	NOK	95.0	95.0	0.8	fixed	floating	2009
NOK	NOK	124.0	124.0	1.6	fixed	floating	2014
NOK	NOK	76.0	76.0	1.0	fixed	floating	2014
USD	USD	10.0	10.0	(0.4)	fixed	floating	2011
USD	USD	15.0	15.0	(0.5)	fixed	floating	2011

If the interest rate is reduced, the group will profit from receiving fixed interest and paying floating interest. Market values are calculated by using market rate curves as at 31 December 2004. The group uses interest rate swaps for interest rate hedgings. Unrealised marked-to-market revaluation are not booked in the P&L account. This is in line with the underlying debt being kept at cost. For combined interest and currency swaps unrealised currency effect is included. Currency effects are booked against translation of underlying debt and translation differences on equity in the group. This accords with the fact that all combined currency and interest swaps are in hedge portfolio hedging net investments in foreign subsidiaries.

24. Mortgages

	2004	2003	2002
The following loans are secured by mortgages on real property at 31.12			
Outstanding balance, other mortgage debt	755	228	253
Total	**755**	**228**	**253**
Book value of assets securing this debt as at 31.12			
Machinery	934	361	293
Buildings	100	—	—
Forest, land and other real property	—	—	—
Total	**1 034**	**361**	**293**

Norske Skogindustrier ASA and subsidiaries pledge no assets. The re-allocation of operasional leasing on the main office has increased the mortgage along with the mortgage at Norske Skogindustrier ASA building.

Mortgages in machinery apply entirely to Norske Skogs share of its assets in Pan Asia Paper.

25. Environment

NOK 157 million was devoted to environmental investments in 2004, as against NOK 178.5 million in 2003 and NOK 175 in 2002.

The largest investments were done at Norske Skog Parenco where the construction of a new bio fuel furnace was completed. At Norke Skog Golbey, considerable improvements in the deinking process for recovered paper have been implemented. This improvements result in that a larger share of the waste can be used for bio energy.

Norske Skog is not aware of any govermental requirements of cleaning up sites where Norske Skog runs its business.

In relation to divestments of businesses during the last years, surveys have been done to reveal possible pollution. This is partly done as a Norske Skog policy and partly based on governmental requirements. As of today, there are no requirements for cleaning up sites that will incur major costs for the company.

In 2005 Norske Skog will initiate a project to develop group guidelines for surveys of possible environmental obligations. These guidelines will form the basis for entity spesific plans and initiatives.

The ambition is to develop the general group guidelines during 2005 and have the entities within the group develop and carry out their own plans according to the guidelines during 2006.

26. Other commitments

In 1998, Norske Skog finalised a lease-and-buyback arrangement with American investors for PM5 and PM6 at Saugbrugsforeningen. The present value of the cost of the leaseback is about NOK 4 000 million, which is irrecoverably deposited in favour of the American investors. Although the sum has been deposited, Norske Skog is not exonerated from liability for payment. However, the credit risk is extremely low because the funds are held in a bank with an "A grade" rating. Deposited rental costs and prepaid rental earnings are entered net in the balance sheet. Should Norske Skog be unable to perform the leasing agreement, it is obliged to recompense the investors for any loss. The investors' loss will vary over the term of the lease and will at most amount to USD 98 million. The possibility of Norske Skog being unable to perform the contract is extremely low. The contract could only be broken off as the result of extraordinary circumstances in the nature of force majeure.

Norske Skog, Abitibi-Consolidated and Hansol established the PanAsia joint venture in 1999. Hansol Paper withdrew from PanAsia in 2001 and sold its one-third stake in equal parts to Norske Skog and Abitibi-Consolidated. The relationship between the remaining parties in the joint venture is regulated by a shareholders' agreement. An important condition for the joint venture is that the future expansion of the parties within PanAsia's market area should occur through PanAsia, and that PanAsia should have a growth strategy. Australasia is not included in PanAsia's market area. Under the shareholders' agreement, PanAsia has an option to buy Norske Skog's 33.65-per-cent equity share in Malaysian Newprint Industries at an agreed price.

Norske Skog and Klabin Fabricadora de Papel e Celulose SA each owned 50 per cent of the shares in the Norske Skog Klabin joint venture in Brazil. Norske Skog bought out Klabin at the termination of the joint venture agreement in March 2003 for USD 28 million. Norske Skog has an additional commitment to pay Klabin USD 18 million if Norske Skog should decide to build a new paper machine to replace the capacity at Klabin. This commitment is limited to three years from the termination of the agreement.

During the spring of 2004 the EU Commission initiated an investigation of Norske Skog and other European paper producers for assumed violation to the EU's competition rules. The background for the investigation was that one of Norske Skogs's competitors, UPM-Kymmene of Finland, have initiated a cooperation with the competition authorities in the EU, the USA and Canada after an internal review of the company's business policies. Investigations have been initiated against Norske Skog in a case of alleged illegal sales cooperation among producers of newsprint in Europe. It may be expected that the EU Commission will forward a request for more explanations and evidence during 2005.

Following the investigation initiated by the EU Commission, publication producers both in Europe and in the USA have been sued by customers in the USA where the customers claims compensation for losses caused by alleged breach of competition rules. The lawsuits are so called group lawsuits. This means that the plaintiff represents all potential customers in the USA following an investigation outside the USA. However, American competition authorities have initiated an investigation of American based producers of magazine paper. Norske Skog is not included in this investigation. In the USA, a total of 30 lawsuits against companies in the publication paper industry have been initiated. Six of these are proceeded in local state courts in California and 24 are proceeded in Federal courts.

At this stage it is not possible to say anything about when the cases mentioned above will be closed, or the outcome of the cases.

27. Financial risk

Transaction risk currency

The group has revenues and costs in various currencies.

The major currencies are EUR, NOK, USD, GBP, AUD and NZD.

Transaction risk is the potential difference in the future value of outgoing or incoming funds in different currencies used by the group.

The group calculates a 12-month future expected cash flow in each currency on a rolling basis. 50 to 100 per cent of the company's expected cash flows is hedged at any time.

Only accounts of wholly-owned subsidiaries, where Norske Skog has direct access to the accounts, are included in the hedging.

The result of the hedging is included under financial items in the consolidated profit and loss account.

Cash flow hedging generated a profit of NOK 156 million in 2004.

Currency loss or income will, over time, offset increased or reduced future net operational income.

Balance sheet currency risk

The group accounts are presented in Norwegian krone. A balance sheet risk arises when converting the balance sheets of subsidiaries from their accounts in local currencies to kroner. Debt is primarily drawn in currencies in which the group has net earnings in order to reduce group exposure and contribute to a steadier cash flow over time. These are also currencies in which the group has assets, and accordingly contribute to reducing fluctuations in the group's book equity and gearing as a result of exchange rate movements.

The currency result of hedging is recorded directly against equity, and is the counterpart entry to conversion differences for net assets in the subsidiaries. In 2004, the result of balance sheet hedging recorded against equity came to NOK 642 million. Using currency derivatives to adjust the currency composition of the debt could produce other liquidity effects relating to exchange rate movements than the use of traditional currency debt.

Interest rate risk

Norske Skog considers a floating interest rate on its corporate debt to be risk reducing. This is related to the correlation between Norske Skog's income and economic cycles, where interest rates are normally high during boom conditions and low during recessions. The corporation has outstanding certificates and fixed interest rate bonds with a nominal value of NOK 9 173 million.

The switch to floating interest payments on existing fixed interest loans is achieved by using interest rate swaps. The financial risk on the debt portfolio is measured by interest rate sensitivity (duration). In some cases, interest rate derivatives are used in order to adjust the duration of individual currencies.

Liquidity risk

Norske Skog incurs liquidity risk to the extent that payments on financial debt does not correspond to the group's cash flow from operations. To offset such effects, the group seeks to spread payments relating to financial debt throughout the year. The group aims at all times to have a

minimum of NOK 6 billion available in cash and undrawn committed drawing rights as a liquidity reserve.

Credit risk

Norske Skog makes a credit evaluation of all counterparts in financial trading. The counterpart must be at least an A-rated company. For non-rated companies, calculations are made whereby the minimum criteria for key figures are the same as for an A-rated company. Based on the rating and other calculations, a limit on credit exposure is established for all counterparts. These limits are monitored continuously in relation to unrealised profit on financial instruments and placements.

Credit policy for sales is centralised at corporate headquarters, while the authority to grant credits to customers is decentralised to the sales units. Receivables are monitored closely through a comprehensive rating and insurance programme, and overdue amounts are followed closely.

Energy risk

A major part of Norske Skog's global energy demand is hedged through long-term contracts. Norske Skog also uses financial instruments for limited parts of its hedging. The hedging ratio represents a trade-off between risk exposure and opportunities to take advantage of short-term price drops.

Contracted volumes have rated counterparts.

DURATION TABLE

Currency	USD	EUR	AUD	KRW	CAD	Total(*)
Currency allocation in NOK billion	3.3	8.6	3.5	1.3	0.8	17.8
Duration per currency	0.9	1.3	1.4	0.1	0.4	—

(*) Debt in other currencies: NOK 0.4 billion.

PanAsia's debt is not taken into account when making duration calculations. Duration produces a change in the market value of group debt when market interest rates change. Duration is calculated for the group's principal currencies with gross interest-bearing debt. The table summarises underlying and synthetic liabilities included in the duration calculation for the respective currencies.

Annual accounts

Profit and loss account

	Notes	2004	2003	2002
		As at and for the year ended December 31, (NOK million)		
Operating revenue	2	**7 348**	**6 933**	**6 979**
Changes in inventory		(2)	30	(66)
Cost of materials		4 233	3 788	3 616
Personnel costs	3	1 287	1 287	1 337
Other operating expenses	4	880	786	979
Depreciation and amortisation	7	607	593	630
Operating expences		**7 005**	**6 484**	**6 496**
Operating earnings before restructuring costs		**343**	**449**	**483**
Restructuring costs		—	(50)	(111)
Operating earnings		**343**	**399**	**372**
Group contribution		274	924	—
Financial revenue		846	820	1 409
Financial expences		(969)	(1 797)	(494)
Financial items, net		151	(53)	915
Other items	10	142	935	240
Earnings before tax		**636**	**1 281**	**1 527**
Tax	5	(182)	(26)	(496)
Earnings/(loss) for the year		**454**	**1 255**	**1 031**
Group contribution made, after tax		—	—	274
Application of net profit:				
Allocated from/to other equity		341	(460)	(236)
Divided to shareholders		(795)	(795)	(795)
Total		(454)	(1 255)	(1 031)

Cash flow statement

	Notes	2004	2003	2002
		As at and for the year ended December 31, (NOK million)		
Cash flow from operating activities				
Cash generated from operations		7 410	7 051	7 169
Cash used in operations		(6 265)	(6 008)	(5 888)
Financial revenue received		207	820	1 405
Financial expenses paid		(1 168)	(1 507)	(1 091)
Taxes paid		(182)	53	(283)
Net cash flow from operating activities	6	2	409	1 312
Cash flow from investment activities				
Investments in operational fixed assets	7	(446)	(231)	(224)
Sales of operational fixed assets	7	17	3	35
Net change in intercompany receivables		3 342	2 270	961
Net financial investments		(962)	(660)	135
Net cash flow from investment activities		1 951	1 382	907
Cash flow from financial activities				
Net change in long-term liabilities		(409)	(945)	(3 256)
Dividend paid		(795)	(795)	(792)
Share issues		—	—	—
Net cash flow from financial activities		(1 204)	(1 740)	(4 048)
Total change in liquid assets		**749**	**51**	**(1 829)**
Liquid assets at January 1		571	520	2 349
Liquid assets at December 31		1 320	571	520

ACCOUNTS 2004 NORSKE SKOGINDUSTRIER ASA

Annual accounts

Balance sheet

	Notes	2004	2003	2002
		As at and for the year ended December 31, (NOK million)		
Assets				
Intangible fixed assets	7	**60**	**67**	**73**
Operational fixed assets	7	**4 745**	**4 919**	**5 590**
Intercompany receivables		3 433	5 199	5 908
Other long-term assets		58	59	75
Pension plan assets	3	60	63	110
Shares in other companies		51	66	62
Shares in subsidiaries		33 042	32 044	29 145
Securities and long-term financial assets		**36 644**	**37 431**	**35 300**
Fixed assets		**41 449**	**42 417**	**40 963**
Finished goods		369	366	396
Raw materials and work in progress		240	192	168
Inventory		609	558	564
Intercompany receivables		708	2 372	702
Other receivables		225	111	292
Accounts receivable		763	844	767
Provision for bad debts		(36)	(39)	(39)
Receivables		1 660	3 288	1 722
Commercial paper		31	106	105
Bonds		416	441	196
Cash and bank deposits		873	24	219
Liquid assets		1 320	571	520
Current assets		**3 589**	**4 417**	**2 806**
Total assets		**45 038**	**46 834**	**43 769**
Shareholders' equity and liabilities				
Paid-in capital				
Share capital		1 331	1 331	1 331
Own shares		(8)	(7)	(9)
Share premium reserve		7 137	7 121	7 116
Retained earnings				
Other equity		5 319	5 663	5 154
Shareholders' equity	8	**13 779**	**14 108**	**13 592**
Deferred taxes	5	570	388	337
Pension obligations	3	83	85	87
Long-term intercompany liabilities		10 053	10 849	5 479
Other long-term liabilities	11	15 930	16 203	17 113
Long-term liabilities		**26 636**	**27 525**	**23 016**
Other current liabilities		1 095	1 276	1 459
Current intercompany liabilities		2 187	2 557	4 482
Accounts payable		496	336	307
Duties and holiday pay		50	54	53
Provision for dividend		795	795	795
Tax payable	5	—	183	65
Current liabilities		**4 623**	**5 201**	**7 161**
Total shareholders' equity and liabilities		**45 038**	**46 834**	**43 769**
Guarantees	9	—	1 301	2 159

Lysaker, 3 March 2005	Jan Vidar Grini	Kåre Leira
Halvor Bjørken	Gisèle Marchand	Øivind Lund
Lars Wilhelm Grøholt Chairman	Egil Myklebust Deputy Chairman	Jan Oksum President and CEO

ACCOUNTS 2004 NORSKE SKOGINDUSTRIER ASA

ANNUAL ACCOUNTS

1. Accounting principles

The company's accounting principles are the same as those applied for the consolidated accounts, as described on pages F-6 to F-10. Only those notes which differ materially from accompanying the group accounts are shown below. Investments in subsidiaries are valued at historical cost. All figures are in NOK million unless otherwise stated.

Monetary items receivable from or payable to a foreign subsidiary for which settlement is neither planned nor likely to occur in the foreseeable future are considered to represent an extension to or deduction from the net investment in the foreign subsidiary. Foreign currency gains and losses on receivables and payables considered to form part of net investment in foreign subsidiaries are not recognised until the disposal of the investment in the foreign subsidiaries. This principle also applies to exchange rate differences arising on foreign currency liabilities accounted for as a hedge of the net investment in foreign subsidiaries.

2. Operating revenue

Operating revenue includes NOK 1 255 million in ordinary revenue from the sale of goods and services to companies within the group in 2004. The corresponding figure was NOK 1 266 million in 2003 and NOK 1 366 million in 2002.

3. Pension costs and obligations

Net periodic pension cost	2004	2003	2002
Benefit earned during the year	49	53	50
Interest costs on prior period benefit	58	66	62
Expected return on plan assets	(69)	(68)	(70)
Periodic employer tax	5	7	2
Expensed portion of changes in the AFP	(2)	3	2
Expensed portion of differences in estimates	9	10	8
Net periodic pension cost	50	71	54

Status of pension plans reconciled with the balance sheet:

	2004	2003	2002
Projected benefit obligations	(1 234)	(1 295)	(1 221)
Plan assets at fair value	1 186	1 105	1 143
Plan assets in excess of/ (less than) obligations	(48)	(190)	(78)
Differences in estimates not taken to income/expences	46	184	109
Net plan assets/pension obligations	(2)	(6)	31
Accrual employer tax	(21)	(16)	(8)
Plan assets/(pension obligations) in the balance sheet	(23)	(22)	23
Pension obligation	(83)	(85)	(87)
Pension assets	60	63	110

See note 4 to the consolidated accounts for assumptions and further information.

4. Other operating expenses

Losses on bad debts amounting to NOK 1 million are included in operating expenses. Losses include NOK 2 million in external bad debt and NOK 1 million in change in provision for bad debt.

5. Tax

A specification of the difference between earnings before tax and the basis for tax is shown below.

Tax basis	2004	2003	2002
Earnings before tax	636	1 281	1 527
Permanent differences	(525)	(939)	(200)
Group contribution	(51)	—	(381)
Equity items	—	—	—
Currency items	(533)	(693)	8
Change in temporary differences	(6)	(529)	(303)
Basis for tax	(479)	(880)	651

Tax	2004	2003	2002
Tax payable, including withholding tax	11	(182)	(234)
Tax payable former year	—	207	(263)
Tax group contribution	—	—	(107)
Tax credit	—	—	193
Total tax payable	11	25	(411)
Change in deferred tax	171	(51)	(85)
Total tax cost	182	(26)	(496)

Gain on sale on forestry property in Norway in NOK 142 million. Hereof NOK 134 million is exempted from taxation according to tax legislation. Tax effect is NOK 37.5 million.

Deferred tax

A specification of temporary differences and deferred tax is shown below. (Tax rate 28% in 2002, 2003 and 2004)

	2004	2003	2002
Reserve in accounts receivable	(35)	(37)	(38)
Reserve in inventory	96	98	115
Other current items	(96)	(109)	(198)
Total current items	(35)	(48)	(121)
Accelerated depreciation	1 232	1 344	1 379
Deferred capital gains	565	686	150
Pension plan assets	60	63	110
Pension obligations	(83)	(85)	(87)
Currency asset hedge	711	178	(471)
Other long-term items	389	241	247
Total long-term items	2 874	2 427	1 328
Loss to be brought forward Norway	(1 180)	(814)	—
Temporary differences, not offset	558	—	—
Total temporary differences	2 217	1 566	1 207
Deferred tax on termporary differences	621	438	337
Tax credit carried forward	(51)	(50)	—
Total deferred tax	570	388	337

6. Net cash flow from operations

The connection between earnings before tax and cash flow from operations is shown below.

	2004	2003	2002
Earnings before tax	636	1 281	1 527
Ordinary depreciation	607	593	630
Taxes paid	(182)	53	(283)
Gain/(loss) on sale of fixed assets and other items	(142)	(935)	(240)
Group contribution	(274)	(923)	—
Change in receivables	(36)	104	395
Change in stocks	(51)	6	1
Change in current liabilities	(37)	472	(300)
Adjustments for changes in working capital without cash effect	(519)	(242)	(418)
Net cash flow from operating activities	2	409	1 312

7. Operational and intangible fixed assets

	Goodwill and other exclusive rights	Land, buildings and other property	Machinery and plant	Fixtures and fittings, tools, office equipment	Plant under construction	Total
Acquisition cost						
Acquisition cost 31.12.03	98	2 928	10 324	330	229	13 909
Addition 2004 at cost	—	24	271	151	—	446
Sales 2004 at cost	(1)	—	—	(147)	—	(148)
Reclassification	—	—	6	—	(6)	—
Acquisition cost 31.12.04	97	2 952	10 601	334	223	14 207
Depreciation and write-downs						
Accumulated ordinary depreciation and write-downs 31.12.03	31	1 389	7 231	291	—	8 942
Ordinary depreciation 2004	6	99	454	48	—	607
Depreciation on fixed assets sold 2004	—	—	—	(147)	—	(147)
Write-downs 2004	—	—	—	—	—	—
Reclassification		—		—	—	—
Accumulated depreciation and write-downs 31.12.2004	37	1 488	7 685	192	—	9 402
Book value						
Book value 31.12.03	67	1 539	3 093	39	229	4 967
Book value 31.12.04	60	1 464	2 916	142	223	4 805
Depreciation plan	5 -20 years	10 - 33 years	10 - 20 years	3 - 5 years		

Real property and plants under construction are not depreciated.

Goodwill specification on each acquisition

	Year	Depreciation plan/years	Depreciation	Book value 31.12.2004
Union	1999	20	6	55

Goodwill is amortised in accordance with the expected useful life based on regional and global synergies.

Operational and intangible fixed assets—acquisition and disposal past five years

		Goodwill and other exclusive rights	Land, buildings and other property	Machinery and plant	Fixtures and fittings, tools, office equipment	Plant under construction	Total
2000	Acquisition	—	103	265	20	169	557
	Disposal	—	20	7	5	11	43
2001	Acquisition	—	43	179	18	53	293
	Disposal	—	—	7	5	—	12
2002	Acquisition	7	35	158	24	—	224
	Disposal	—	222	7	3	—	232
2003	Acquisition	6	39	83	—	109	237
	Disposal	—	380	855	38	—	1 273
2004	Acquisition	—	24	271	151	—	446
	Disposal	—	167	—	3	—	170
Total 5 years	Acquisition	13	244	956	213	331	1 757
	Disposal	—	789	876	54	11	1 730

8. Shareholders' equity

	Share Capital	Share premium reserve	Other Equity	Total
Shareholder's equity 31.12.2003	1 324	7 121	5 663	14 108
Share issues	—	—	—	—
Change in own shareholding	(1)	16	(22)	(7)
Earnings	—	—	454	454
Provision for dividend	—	—	(795)	(795)
Other adjustments	—	—	19	19
Shareholder's equity 31.12.2004	1 323	7 137	5 319	13 779

Annual accounts

At 31.12.04. the share capital was divided into 133 137 088 shares which each had a nominal value of NOK 10. The company held 819 976 of its own shares.

Principle shareholders	Ownership in %
Folketrygdfondet, Oslo	8.6
Viken Skogeierforening, Hønefoss	8.1
JP Morgan Chase Bank, UK	6.6
State Street Bank & Trust Co., USA	5.9
Agder-Telemark Skogeierforening, Skien	4.1
JP Morgan Chase Bank, UK	3.7
Skogeierforeningen Nord, Trondheim	2.6
Mjøsen Skogeierforening, Lillehammer	2.4
Vital Forsikring ASA, Bergen	1.7
Skagen Vekst, Oslo	1.6
Odin Norge, Oslo	1.6
Mellon Bank NA, USA	1.5
Fidelity Funds Europe, Luxembourg	1.5
Rederiaktieselskapet Henneseid, Skien	1.5
Glommen Fond AS, Elverum	1.5
Skandinaviska Enskilda Banken, Oslo	1.4
Odin Norden, Oslo	1.2
JP Morgan Chase Bank, UK	1.1
AS Havlide, Skien	1.1

Shareholders in the corporate assembly	Number of shares
Elected by the shareholders	
Ivar B Korsbakken, Oslo, Chairman	1 052
Emil Aubert, Porsgrunn	34 505
Ole H Bakke, Trondheim	53
Svein Haare, Hokksund	855
Halvard Sæther, Lillehammer	2 817
Svein Aaser, Drøbak	775
Elected by the employees	
Stig Arnegård, Skogn	113
Magnus Straume, Union	38
Stig Johansen, Forestia Braskereidfoss	385
Per K Dahl, Saugbrugs	555
Observers from the employees	
Ove Magne Anseth, Forestia Braskereidfoss	210

Shareholders on the board of directors	Number of shares
Elected by the shareholders	
Lars Wilhelm Grøholt, Hov, Chairman	2 780
Halvor Bjørken, Verdal	3 090
Øivind Lund, Istanbul, Turkey	1067
Gisèle Marchand, Oslo, Norway	300
Elected by the employees	
Kåre Leira, Skogn	820
Jan Vidar Grini, Union	753

Shareholders President and Executive Staff	Number of shares
Jan A Oksum	11 369
Rolf Negård	1 042
Hanne Aaberg	1 654
Jan-Hinrich Clasen	742
Jarle Dragvik	2 673
Ketil Lyng	3 874
Rob Lord	1 786
Antonio Dias	820
Vidar Lerstad	4 549

9. Guarantees

The company has guaranteed debts totalling NOK 777 million on behalf of its subsidiaries. Other guarantees amounts to NOK 308 million.

10. Other items

Other items consisted in 2004 of sales of forest in mid Norway. Other items consisted in 2003 of gain on sale of power stations in Norway. Other items in 2002 include profit from the sale of forests in Norway (NOK 159 million), profit from the sale of forests in Sweden (NOK 16 million) and reversal of a provision for credit losses agains Norske Skog Flooring Holding AS (NOK 64 million).

11. Repayment plan interest-bearing debt

The company's total debt as at 31.12.2004 matures as follows.

	Debt banks	Bonds	Total
2005	—	—	—
2006	—	1 066	1 066
2007	64	1 377	1 441
2008	64	—	64
2009	328	725	1 053
2010	4 183	—	4 183
2011	32	3 623	3 655
2014	—	200	200
2015	—	1 208	1 208
2033	—	1 208	1 208
Total	**4 671**	**9 407**	**14 078**

Debt in foreign currencies is entered at current rate in the installment profile. Debt used as hedging instruments for hedging of net investments in foreign currencies is entered at historic cost in the balance sheet.

Auditor's report for 2004

We have audited the annual financial statements of Norske Skogindustrier ASA as of December 31, 2004, showing a profit of NOK 454 millions for the parent company and a profit of NOK 663 millions for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information given in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit are consistent with the financial statements and comply with the law and regulations.

Oslo, March 3, 2005
PricewaterhouseCoopers AS



Erling Elsrud
State Authorised Public Accountant (Norway)

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF NORSKE SKOGINDUSTRIER ASA AND ITS SUBSIDIARIES

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2004 AND THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004 AND THE THREE MONTHS ENDED JUNE 30, 2005 AND 2004

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF NORSKE SKOGINDUSTRIER ASA AND ITS SUBSIDIARIES

as at and for the year ended December 31, 2004 and the six months ended June 30, 2005 and 2004 and the three months ended June 30, 2005 and 2004

Profit and loss account

	For the three months ended June 30,		For the six months ended June 30,		As at and for the year ended December 31,
	2005	2004	2005	2004	2004
			(NOK millions)		
Operating revenue	6 433	6 239	12 194	12 314	25 302
Distribution costs	(594)	(571)	(1 133)	(1 119)	(2 294)
Other operating expenses	(4 777)	(4 618)	(8 983)	(9 004)	(18 705)
Provision for restructuring costs	—	(63)	—	(63)	(63)
Gross operating earnings	1 062	987	2 078	2 128	4 240
Depreciation and amortisation	(748)	(779)	(1 504)	(1 582)	(3 093)
Impairments	(58)	(167)	(69)	(167)	(110)
Operating earnings	256	41	505	379	1 037
Earnings/(loss) from affiliated companies(1)	(34)	(38)	(73)	(115)	(44)
Financial items	(191)	(215)	(486)	(533)	(783)
Earnings/(loss) before taxation	31	(212)	(54)	(269)	210
Taxation	(36)	122	11	123	419
Net earnings/(loss)	(5)	(90)	(43)	(146)	629
Minority's share of net earnings/(loss)	3	1	7	2	8
Majority's share of net earnings/(loss)	(8)	(91)	(50)	(148)	621
Earnings per share basic and fully diluted	(0.06)	(0.69)	(0.38)	(1.12)	4.69

(1) Earnings/(loss) from affiliated companies are included after taxation

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF NORSKE SKOGINDUSTRIER ASA AND ITS SUBSIDIARIES (continued)

as at and for the year ended December 31, 2004 and the six months ended June 30, 2005 and 2004 and the three months ended June 30, 2005 and 2004

Cash flow statement

	As at and for the three months ended June 30,		As at and for the six months ended June 30,		As at and for the year ended December 31,
	2005	2004	2005	2004	2004
			(NOK millions)		
Cash flow from operating activities					
Cash generated from operations	5,998	6,027	11,946	12,286	25,312
Cash used in operations	(5,182)	(5,012)	(10,451)	(10,248)	(21,044)
Cash from net financial activities	(301)	(294)	(433)	(464)	(1,067)
Taxes paid	72	(9)	49	(18)	(69)
Net cash flow from operating activities	587	712	1,111	1,556	3,132
Cash flow from investment activities					
Investments in operational fixed assets	(569)	(439)	(1,019)	(716)	(1,981)
Sales of operational fixed assets	6	0	6	2	49
Net cash from sold shares in subsidiaries(1)	0	0	—	—	153
Taxes paid	—	—	—	—	(184)
Net cash flow from investment activities	(563)	(439)	(1,013)	(714)	(1,963)
Cash flow from financial activities					
Net change in long-term liabilities	587	91	(130)	(722)	(323)
Net change in current liabilities	158	357	738	789	(33)
Dividend paid(2)	(797)	(795)	(797)	(807)	(817)
New equity(3)	—	24	—	24	10
Net cash flow from financial activities	(52)	(323)	(189)	(716)	(1,163)
Translation difference	4	(5)	17	1	(47)
Total change in liquid assets(4)	(24)	(55)	(74)	127	(41)

(1) In 2004, the amount consists of sale of forests in mid-Norway.

(2) The amounts include dividend paid to minority shareholders in PanAsia.

(3) Minority-interest funding in Hebei Long Teng Paper.

(4) Liquid assets is the sum of current investments and cash and cash equivalents.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF NORSKE SKOGINDUSTRIER ASA AND ITS SUBSIDIARIES (continued)

as at and for the year ended December 31, 2004 and the six months ended June 30, 2005 and 2004 and the three months ended June 30, 2005 and 2004

Balance sheet

	As at June 30, 2005	As at June 30, 2004	As at December 31, 2004
	(NOK million)		
ASSETS			
Intangible fixed assets	4 784	4 791	4 745
Biological assets	236	250	252
Operational fixed assets	29 730	30 852	29 753
Investments in affiliated companies	1 910	1 902	1 858
Deferred tax asset	89	43	58
Other long-term receivables	687	450	391
Interest rate swaps fair value hedge(1)	400	—	—
Total fixed assets	37 836	38 288	37 057
Inventory	2 738	2 650	2 299
Receivables	4 299	4 089	4 050
Current investments	445	525	470
Cash and cash equivalents	369	532	419
Total current assets	7 851	7 796	7 238
Total assets	45 687	46 084	44 295
EQUITY			
Equity	18 765	18 591	19 009
Minority interests	190	229	186
Total equity	18 955	18 820	19 195
LIABILITIES			
Deferred tax	2 396	2 831	2 419
Interest-bearing long-term debt	17 616	17 244	17 291
Interest-free long-term liabilities	1 019	1 045	1 032
Total long-term liabilities	21 368	21 230	20 742
Interest-bearing current debt	1 339	1 801	469
Tax liabilities	84	138	31
Trade and other payables	4 278	4 205	3 858
Total current liabilities	5 701	6 144	4 358
Total liabilities	26 732	27 264	25 100
Total liabilities and shareholders' equity	45 687	46 084	44 295

(1) The Company is engaging in swaps contracts to swap from fixed to floating interest rates on long term debt. This is the market value of this interest rate swaps.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF NORSKE SKOGINDUSTRIER ASA AND ITS SUBSIDIARIES (continued)

as at and for the year ended December 31, 2004 and the six months ended June 30, 2005 and 2004 and the three months ended June 30, 2005 and 2004

Change in equity

	For the three months ended June 30,		For the six months ended June 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	(NOK millions)				
Total equity excluding minority at end of previous period	19,517	19,758	19,009	19,304	19,460
Effect of implementing IAS 39[(1)]	—	—	165	—	—
Total equity excluding minority at beginning of period	19,517	19,758	19,174	19,304	19,460
Currency translation adjustments and other	21	(314)	406	197	(270)
Change in holding of own shares	30	33	30	33	(7)
Dividend paid	(795)	(795)	(795)	(795)	(795)
Net earnings/(loss) for the period	(8)	(91)	(50)	(148)	621
Total equity excluding minority at period end	18,765	18,591	18,765	18,591	19,009

(1) IAS 39 is implemented as of January 1, 2005. The implementation effect of NOK 165 million consists of a negative effect of valuing interest rate and exchange rate hedging instruments at fair value of NOK 148 million, and a positive effect of recognising embedded derivatives in power contracts at fair value of NOK 313 million.

Revenue and profit by area

Operating revenue

	For the three months ended June 30,		For the six months ended June 30,		As at and for the year ended December 31,
	2005	2004	2005	2004	2004
	(NOK million)				
Europe					
Newsprint	2,152	2,043	4,244	3,999	8,319
Magazine paper	1,772	1,832	3,282	3,549	7,287
Total Europe	3,924	3,875	7,526	7,548	15,606
South America					
Newsprint	300	265	571	518	1,146
Australasia					
Newsprint	1,056	1,046	1,975	2,114	4,194
Asia					
Newsprint	636	703	1,197	1,313	2,603
Other activities					
Other industry in Norway	151	135	296	284	596
Other revenues	446	351	845	785	1,637
Total other activities	597	486	1,141	1,069	2,233
Staff/eliminations	(80)	(136)	(216)	(248)	(480)
Total group	6,433	6,239	12,194	12,314	25,302

as at and for the year ended December 31, 2004 and the six months ended June 30, 2005 and 2004 and the three months ended June 30, 2005 and 2004

Operating earnings before depreciation

	April–June 2005	April–June 2004	January–June 2005	January–June 2004	2004
			(NOK million)		
Europe					
Newsprint	311	266	675	587	1,239
Magazine paper	268	308	543	628	1,221
Total Europe	579	574	1,218	1,215	2,460
South America					
Newsprint	74	73	149	133	346
Australasia					
Newsprint	196	302	425	652	1,143
Asia					
Newsprint	132	112	233	224	443
Other activities					
Other industry in Norway	12	9	28	23	60
Other revenues	—	—	—	—	—
Total other activities	12	9	28	23	60
Staff/eliminations	(23)	(20)	(43)	(56)	(149)
Gain on power trading and energy hedging	92	—	68	—	—
Restructuring costs	—	(63)	—	(63)	(63)
Total group	1,062	987	2,078	2,128	4,240

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF NORSKE SKOGINDUSTRIER ASA AND ITS SUBSIDIARIES (continued)

as at and for the year ended December 31, 2004 and the six months ended June 30, 2005 and 2004 and the three months ended June 30, 2005 and 2004

Revenue and profit by area

Operating earnings

	For the three months ended June 30,		For the six months ended June 30,		As at and for the year ended December 31,
	2005	2004	2005	2004	2004
			(NOK million)		
Europe					
Newsprint	53	15	155	77	222
Magazine paper	95	102	194	210	425
Total Europe	148	117	349	287	647
South America					
Newsprint	26	21	55	30	142
Australasia					
Newsprint	22	116	70	272	406
Asia					
Newsprint	56	40	83	81	165
Other activities					
Other industry in Norway	4	(1)	12	5	25
Other revenues	—	—	—	—	—
Total other activities	4	(1)	12	5	25
Staff/eliminations	(34)	(22)	(63)	(66)	(175)
Gain on power trading and energy hedging	92	—	68	—	—
Impairments	(58)	(167)	(18)	(167)	(110)
Restructuring costs	—	(63)	—	(63)	(63)
Total group	256	41	556	379	1,037

Summary of Significant Accounting Policies

Basis of preparation

These June 2005 interim consolidated financial statements of Norske Skog Group are for the three months and six months ended June 30, 2005. They have been prepared in accordance IAS 34, Interim Financial Reporting and are covered by IFRS 1, First-time Adoption of IFRS, because they are part of the period covered by the Group's first IFRS financial statements for the year ended December 31, 2005. These interim financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements. The IFRS standards and IFRIC interpretations that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim financial statements.

As a result, the accounting policies used to prepare this financial information are subject to change up to the reporting date of the Company's first IFRS financial statements. In this regard, practice with respect to the interpretation and application of IFRS standards is continuing to evolve. Before the first annual financial statements prepared under IFRS are complete, and such financial statements are audited, the IFRS financial information included herein is subject to change.

The policies set out below have been consistently applied to all the years presented except for those relating to the classification and measurement of financial instruments. The Group has made use of the exemption available under IFRS 1 to only apply IAS 32 and IAS 39 from January 1, 2005.

Norske Skog's consolidated financial statements were prepared in accordance with Norwegian GAAP until December 31, 2004. Norwegian GAAP differs in some areas from IFRS. In preparing Norske Skog's 2005 consolidated interim financial statements, management has amended certain accounting and valuation methods applied in the GAAP financial statements to comply with IFRS. The comparative figures in respect of 2004 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from Norwegian GAAP to IFRS on the Group's equity and its net income are provided as part of these condensed consolidated financial statements beginning on page F-58.

These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes included in Norske Skog's Annual Report for the year ended December 31, 2004.

These interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Consolidation

(a) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the

acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the group's share of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Subsidiaries' accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost.

The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates' accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c) Joint ventures

The Group's interests in jointly controlled entities are accounted for by proportionate consolidation.

The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements.

Joint ventures' accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in NOK, which is Norske Skog's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the

translation at year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except where hedge accounting is applied.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of their fair value gain or loss.

c) Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustment).

Exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity on consolidation. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Property, plant and equipment

Land and buildings comprise mainly factories, machinery and offices. All property, plant and equipment (PPE) is shown at cost less subsequent depreciation and impairment, except for land, which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of the items.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. Borrowing costs incurred for the construction of any qualifying assets are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and

carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Investments

From January 1, 2005

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) *Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(c) *Held-to-maturity investments*

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

(d) *Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Borrowings

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at nominal value.

Employee benefits

(a) *Pension obligations*

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are spread to income over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) *Share-based plans*

The Group has an options programme which involves cash settlement if the option is exercised. The value of the option is recognised in the profit and loss account at the date when the options are issued. From the date of the issue to the date when the options are exercised, changes in the value of the options are recognised in the profit and loss account as they occur.

Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more

likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Revenue recognition

Revenue comprises the fair value of the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Group.

Leases

The Group is the lessee. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Dividend distribution

Dividend distribution to Norske Skog's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by Norske Skog's shareholders.

Biological assets

Biological assets are valued at fair value.

Subsequent events

An agreement has been reached whereby Norske Skog will acquire the 50% shareholding in PanAsia Paper Company held by Canada's Abitibi-Consolidated.

Approval by the competition and regulatory authorities in relevant countries and regions is required. In addition, the acquisition depends on the completion of a share issue which is subject to approval by an extraordinary general meeting of Norske Skog's shareholders on September 22, 2005. Norske Skog will consolidate PanAsia as a wholly-owned subsidiary with effect from the date of the closing of the acquisition, if approved, which is expected to occur before the end of 2005.

Norske Skog will pay US$600 million (approximately NOK 3.9 billion) for Abitibi's shares in PanAsia. It will also consolidate the remainder of PanAsia's net interest-bearing debt, which totalled US$275 million (approximately NOK 1.8 billion) at June 30, 2005. In addition, Abitibi is entitled to an adjusted purchase price, limited to US$30 million, to be based on splitting the proportion of an adjusted EBITDA of PanAsia for 2006 that exceeds US$175 million.

Management has decided to remove capacity on a permanent basis at facilities with high fixed costs to improve earnings. This will be effected through the closure of Norske Skog Union. At August 2, 2005 the Group decided to close down the Union mill in Norway. Final approval will be taken by the Corporate Assembly early October 2005.

1. **Reconciliation of profit and loss account for the second quarter of 2004 under Norwegian GAAP against profit and loss account for the second quarter of 2004 under IFRS**

	Norwegian GAAP profit and loss for the three months ended June 30, 2004	Effect of transition to IFRS	IFRS profit and loss for the three months ended June 30, 2004
		(NOK million)	
Operating revenue	**6,239**	**—**	**6,239**
Distribution costs	(571)	—	(571)
Other operating expenses	(4,618)	—	(4,618)
Provision for restructuring costs	(63)	—	(63)
Operating earnings before depreciation	**987**	**—**	**987**
Depreciation and amortisation[(1)]	(849)	70	(779)
Impairments	(167)	—	(167)
Operating earnings/(loss)	**(29)**	**—**	**41**
Earnings/(loss) from affiliated companies[(2)]	(45)	7	(38)
Financial items[(2)]	(223)	8	(215)
Other items[(3)]	142	(142)	—
Earnings/(loss) before taxation	**(155)**	**—**	**(212)**
Taxation[(4)]	125	(3)	122
Net earnings/(loss)	**(30)**	**—**	**(90)**
Minority's share of net earnings/(loss)	(1)	—	(1)
Majority's share of net earnings/(loss)	**(31)**	**—**	**(91)**

(1) Goodwill is not amortised under IFRS. Goodwill amortisation under Norwegian GAAP amounted to NOK 70 million for the second quarter 2004.

(2) Under Norwegian GAAP, deferred tax on some acquisitions has been presented at net present value when this gives a better reflection of the reality of the transactions. Under IFRS, all deferred tax should be presented at nominal value.
The effect on the second quarter 2004 profit and loss account of restating the deferred tax from net present value to nominal value was NOK 7 million on earnings from affiliated companies and NOK 8 million on other financial items.

(3) The gain from the sale of the forests in mid-Norway was recognised in the profit and loss account for the second quarter 2004 under Norwegian GAAP. In the IFRS opening balance, biological assets are recognised at market value. With the market value recognised in the opening balance, the sale of the forests gave no profit and loss effect in 2004 under IFRS.

(4) Effect on the tax cost for the second quarter 2004 of eliminating goodwill amortisation under IFRS.

2. **Reconciliation of profit and loss account for six months ended June 30, 2004 under Norwegian GAAP against profit and loss account for the six months ended June 30, 2004 under IFRS**

	Norwegian GAAP profit and loss as at and for the six months ended June 30, 2004	Effect of transition to IFRS	IFRS profit and loss as at and for the six months ended June 30, 2004
		(NOK million)	
Operating revenue	**12,314**	—	**12,314**
Distribution costs	(1,119)	—	(1,119)
Other operating expenses	(9,004)	—	(9,004)
Provision for restructuring costs	(63)	—	(63)
Operating earnings before depreciation	**2,128**	—	**2,128**
Depreciation and amortisation[(1)]	(1,723)	141	(1,582)
Impairments	(167)	—	(167)
Operating earnings/(loss)	**238**	—	**379**
Earnings/(loss) from affiliated companies[(2)]	(129)	14	(115)
Financial items[(2)]	(549)	16	(533)
Other items[(3)]	142	(142)	—
Earnings/(loss) before taxation	**(298)**	—	**(269)**
Taxation[(4)]	129	(6)	123
Net earnings/(loss)	**(169)**	—	**(146)**
Minority's share of net earnings/(loss)	(2)	—	(2)
Majority's share of net earnings/(loss)	**(171)**	—	**(148)**

(1) Goodwill is not amortised under IFRS. Goodwill amortisation under Norwegian GAAP amounted to NOK 141 million for the six months ended June 30, 2004.

(2) Under Norwegian GAAP, deferred tax on some acquisitions has been presented at net present value when this gives a better reflection of the reality of the transactions. Under IFRS, all deferred tax should be presented at nominal value. The effect on the profit and loss account for the period 1 January to 30 June 2004 of restating the deferred tax from net present value to nominal value was NOK 14 million on earnings from affiliated companies and NOK 16 million on other financial items.

(3) The gain from the sale of the forests in mid-Norway was recognised in the profit and loss account for the second quarter 2004 under Norwegian GAAP. In the IFRS opening balance, biological assets are recognised at market value. With the market value recognised in the opening balance, the sale of the forests gave no profit and loss effect in 2004 under IFRS.

(4) Effect on the tax cost for the six months ended June 30, 2004 of eliminating goodwill amortisation under IFRS.

3. Reconciliation of balance sheet and shareholders' equity as at June 30, 2004 under Norwegian GAAP against balance sheet and equity as at June 30, 2004 under IFRS

	Norwegian GAAP balance sheet as at June 30, 2004	Effect of transition to IFRS	IFRS balance sheet as at June 30, 2004
		(NOK million)	
ASSETS			
Intangible fixed assets[1]	4,567	224	4,791
Biological assets[2]	213	37	250
Operational fixed assets[3]	30,878	(26)	30,852
Investments in affiliated companies[4]	2,124	(222)	1,902
Deferred tax asset[5]	(15)	58	43
Other long-term receivables	450	—	450
Total fixed assets	**38,217**	**—**	**38,288**
Inventory	2,650	—	2,650
Receivables	4,089	—	4,089
Current investments	525	—	525
Cash and cash equivalents	532	—	532
Total current assets	**7,796**	**—**	**7,796**
Total assets	**46,013**	**—**	**46,084**
EQUITY			
Equity[8]	19,188	(597)	18,591
Minority interests	229	—	229
Total equity	**19,417**	**—**	**18,820**
LIABILITIES			
Deferred tax[6]	2,299	532	2,831
Interest-bearing long-term debt	17,244	—	17,244
Interest-free long-term liabilities[7]	909	136	1,045
Total long-term liabilities	**20,452**	**—**	**21,120**
Interest-bearing current debt	1,801	—	1,801
Tax liabilities	138	—	138
Trade and other payables	4,205	—	4,205
Total current liabilities	**6,144**	**—**	**6,144**
Total liabilities	**26,596**	**—**	**27,264**
Total liabilities and shareholders' equity	**46,013**	**—**	**46,084**

(1) Reversal of goodwill amortisation by NOK 141 million and reversal of negative goodwill.

(2) Biological assets adjusted to fair value. Increases the value of biological assets by NOK 37 million.

(3) Adjustment of the value of selected items of property, plant and equipment to fair value. Decreases the value of operational fixed assets by NOK 26 million.

(4) Revaluation of deferred tax from net present value to nominal value. Increases the value of investments in affiliated companies by NOK 222 million.

(5) Deferred tax asset netted against deferred tax liabilities under Norwegian GAAP which cannot be netted under IFRS amounts to NOK 58 million.

(6) Effects on deferred tax include the following:

Revaluation from net present value to nominal value	494
Tax effects from pensions	26
Deferred tax assets which can no longer be netted	58
Tax effects from reversal of negative goodwill	23
Tax effects from environmental provisions	(75)
Reversal of tax effects from goodwill amortisation	6
Total	532

(7) The effect on interest-free long-term liabilities consists of a negative NOK 21 million from reversal of the equalisation reserve in Norske Skog Insurance, a negative NOK 93 million from resetting the corridor for defined benefit plans, and NOK 250 million in provision for environmental clean-up.

(8) The net negative effect on shareholders' equity from the above changes amounts to NOK 597 million.

4. Reconciliation of balance sheet as of January 1, 2004 under Norwegian GAAP against balance sheet as at January 1, 2004 under IFRS

	Norwegian GAAP balance sheet as at December 31, 2003	Effect of implementing IFRS	IFRS balance sheet as at January 1, 2004
		(Mill NOK)	
Intangible fixed assets (6)(7)	4,727	141	4,868
Operational fixed assets (2)(3)	31,996	153	32,149
Long-term receivables and affiliated companies (1)	2,622	−233	2,389
Fixed assets	39,345	—	39,406
Inventory	2,321	—	2,321
Receivables	3,868	—	3,868
Short-term investments	596	—	596
Cash and cash equivalents	334	—	334
Current assets	7,119	—	7,119
Total assets	46,464	—	46,525
Paid-in equity	8,445	—	8,445
Retained earnings (11)	10,680	335	11,015
Minority interests	197	—	197
Shareholders' equity	19,322	—	19,657
Deferred taxes (6)	2,460	385	2,845
Interest-free long-term liabilities and obligations (4)(5)	872	136	1,008
Interest-bearing long term liabilities	18,039	—	18,039
Interest-free current liabilities (8)	4,864	−795	4,069
Interest-bearing current liabilities	907	—	907
Total liabilities and shareholders' equity	46,464		46,525

(1) Deferred tax from acquisitions has been valued at net present value when this gives a better reflection of the realities of the transaction. Under IFRS, valuing deferred tax at net present value is not allowed. Deferred tax needs to be restated to nominal value in the IFRS opening balance. The effect of this is that deferred tax increases. Norske Skog has also presented deferred tax related to the investment in NorskeCanada at net present value. The effect of revaluing this deferred tax from net present value to nominal value is that the book value of the investment in NorskeCanada decreases. The effect on deferred tax amounts to NOK 513 million. The effect on the book value of the investment in NorskeCanada amounts to NOK 233 million. The total effect on the group equity is a reduction of NOK 746 million.

(2) According to IAS 41 biological assets should be valued at fair value. Forests are considered to be biological assets. Per 1 January 2004 the sale of the forests in mid-Norway was not recognised in the

Norske Skog accounts. In the IFRS opening balance the fair value of these forests must be recognised. The sales contract on these forests indicated a fair value which was NOK 142 million higher than the book value of the forests. In addition, fair value of the forests in Australia is estimated to be NOK 37 million higher than the book value as at 31 December 2003. In total this gives an increased value of operational fixed assets of NOK 179 million in the IFRS opening balance. In the group equity this change represents an increase of NOK 179 million.

(3) IFRS 1 First Time Adoption of IFRS opens for the use of fair value as deemed cost on items of property, plant and equipment. This deemed cost will be the basis for depreciations going forward. Norske Skog has taken the opportunity of using fair value on selective items of property, plant and equipment as deemed cost in the IFRS opening balance. Norske Skog has analysed the property, plant and equipment of the group, and identified items at the Skogn mill, the Parenco mill and the Union mill which will be valued at fair value in the IFRS opening balance. Items of property, plant and equipment with at fair value NOK 1 520 million above book value are identified as the Skogn mill. At the Parenco mill items of property, plant and equipment with a fair value NOK 1 120 million below book value are identified. At the Union mill items for property, plant and equipment with a fair value NOK 426 million below book value are identified. The total effect of the revaluing of the identified items of property, plant and equipment is a reduction of the value of operational fixed asses of NOK 26 million and a reduction in the group equity of NOK 26 million.

(4) Norske Skog has established a captive to handle the insurance of Norske Skog. This captive is run as an insurance company. Through its business the Captive has built up an equalisation reserve. Under Norwegian GAAP this equalisation reserve has been classified as a liability. Equalisation reserves does not qualify as a liability under IFRS. The liability will be reclassified to equity in the IFRS opening balance. The effect of this is an increase of the group's equity of NOK 21 million.

(5) Norske Skog has been reporting pension liabilities, pensions assets and pension costs according to the Norwegian Accounting Standard on Pensions. The Norwegian standard is similar to IAS 19 in that one can choose to spread the effects of changes in estimates and pension plans and the difference between actual and anticipated returns over the average remaining service life of the employees, when the accumulated effects exceeds 10 per cent of whichever is the higher of the pension scheme funds or the pension obligations. This is the corridor approach. Retrospective implementation of this approach requires an entity to split the cumulative actuarial gains and losses from the inception of the plans until the date of transition to IFRS into a recognised portion and an unrecognised portion. However IFRS 1 allows a first time adopter to recognise all cumulative actuarial gains and losses at the date of transition to IFRS, even if it uses the corridor approach for later actuarial gains and losses. Norske Skog will use this opportunity. The effect of this in the Norske Skog IFRS opening balance is a reduction of net pension liabilities of NOK 93 million, an increase in deferred tax of NOK 26 million, and an increase in the group equity of NOK 67 million.

(6) IFRS is stricter than Norwegian GAAP when it comes to netting of deferred tax assets against deferred tax liabilities. In the closing balance as of 31 December 2003 Norske Skog has netted deferred tax assets against deferred tax liabilities amounting to NOK 58 million that can not be netted under IFRS. The effect of this is change is that deferred tax assets and deferred tax liabilities in the balance sheet both increases by NOK 58 million.

(7) In the Norske Skogs accounts, negative goodwill from the acquisition of Parenco in 2001 is recognised. Negative goodwill can not be recognised under IFRS. This negative goodwill has to be booked directly to the equity in the IFRS opening balance. The negative goodwill amounts to NOK 83 million. The effect of this change is an increased goodwill of NOK 83 million, an increase of deferred tax of NOK 23 million and an increase of the equity of NOK 60 million.

(8) Under IFRS, provision for proposed dividend should not be made. A provision for proposed dividend does not meet the definition of a liability under IFRS. Dividend should reduce the equity when the annual general meeting decides the dividend. In the IFRS opening balance, the provision for dividend made as at 31 December 2003 has to be reversed. The effect of this is an increased equity of NOK 795 million compared to the closing balance of 2003 under Norwegian GAAP. This increase in equity will only be temporary since the equity will be charged with NOK 795 million when the dividend is decided by the annual general meeting.

(9) As part of the work with the IFRS implementation, Norske Skog has reviewed all its provisions. This review has identified provisions related to tax issues that might be of a general nature. These

provisions will be reversed in the IFRS opening balance. In total these provisions amount to NOK 160 million. The effect of reversing these provisions is an increased equity and a reduction of liabilities. In the 2004 accounts under Norwegian GAAP, these reversals are recognised in the profit and loss account. The fact that the reversals are recognised in the opening balance under IFRS means that they will not be recognised in the IFRS profit and loss account under IFRS.

(10) As part of the work with the IFRS implementation, Norske Skog has evaluated the company's environmental obligations. In case of a future close down of any of Norske Skog's production units, costs related to cleaning up of the sites in questions may incur. These liabilities should be recognised at net present value. Total discounted liability as of 1 January 2004 is estimated to be NOK 250 million. The effect of this is an increase of liabilities of NOK 250 million, a reduction of deferred tax of NOK 75 million and decreased equity of NOK 175 million.

(11)

The total effect on retained earnings is:	
Restating of deferred tax from net present value to nominal value	−746
Market value of biological assets	179
Rebalancing of property, plant and equipment	−26
Reclassification of equalisation reserve	21
Changes in pension plans and estimates not recognised in profit and loss	67
Negative goodwill	60
Reversing provision for dividend	795
Reversing of provisions	160
Provision for environmental clean up costs	−175
Total effect on retained earnings	335

The total effect on Norske Skog's equity of implementing IFRS amounts to NOK 179 million per 1 January 2004. The main reason for this increase in equity is the reversal of the dividend provision for 2003. Disregarding this change, the IFRS implementation charges the Norske Skog equity with NOK 616 million.

5. Reconciliation of group profit and loss as of January 1, 2004 under Norwegian GAAP against group profit and loss as at January 1, 2004 under IFRS

	Norwegian GAAP profit and loss as at and for the year ended December 31, 2004	Effect of implementing IFRS	IFRS profit and loss as at and for the year ended December 31, 2004
		(NOK million)	
Revenue	**25,302**	**—**	**25,302**
Variable costs	−13,026	—	−13,026
Change in inventory	−6	—	−6
Distribution costs	−2,294	—	−2,294
Other operating expenses	−5,673	—	−5,673
Depreciation (1)	−3,373	280	−3,093
Operating earnings before impairments and restruct. costs	**930**	**—**	**1,210**
Impairments	−110	—	−110
Restructuring costs	−63	—	−63
Operating earnings	**757**	**—**	**1,037**
Affiliated companies (2)	−41	−3	−44
Financial items (2)	−718	−65	−783
Other items (3)	142	−142	0
Pre-tax profit	**140**	—	**210**
Taxes (4)(8)	523	−104	419
Profit before minorities	**663**	**—**	**629**
Minority interests	8	—	8
Net earnings	**655**	**—**	**621**

6. Reconciliation of closing balance sheet as at December 31, 2004 under Norwegian GAAP against closing balance sheet as at December 31, 2004 under IFRS

	Norwegian GAAP balance sheet as at December 31, 2004	Effect of implementing IFRS	IFRS balance sheet as at December 31, 2004
		(NOK million)	
Intangible fixed assets	4,382	363	4,754
Operational fixed assets (7)	29,994	11	30,005
Long-term receivables and affiliated companies	2,485	−236	2,249
Deferred tax assets	—	58	58
Fixed assets	**36,861**	**—**	**37,057**
Inventory	2,299	—	2,299
Receivables	4,050	—	4,050
Short-term investments	470	—	470
Cash and cash equivalents	419	—	419
Current assets	**7,238**	**—**	**7,238**
Total assets	**44,099**	**—**	**44,295**
Paid-in equity	8,436	—	8,436
Retained earnings	10,272	301	10,573
Minority interests	186	—	186
Shareholders' equity (6)	**18,894**	**—**	**19,195**
Deferred taxes (8)	1,865	554	2,419
Interest-free long-term liabilities and obligations (9)	896	136	1,032
Interest-bearing long term liabilities	17,264	—	17,264
Interest-free current liabilities	4,684	−795	3,889
Interest-bearing current liabilities	496	—	496
Total liabilities and shareholders' equity	**44,099**	**—**	**44,295**

(1) No amortisation of goodwill according to IFRS. Total goodwill amortisation recognised in the profit and loss according to Norwegian GAAP amounted to NOK 280 million in 2004

(2) Profit and loss effects restating deferred tax from net present value to nominal value.

(3) The gain from the sale of the forests in mid Norway is recognised in the profit and loss accounts for 2004 under Norwegian GAAP. In the IFRS opening balance, biological assets are recognised at market value. With the market value recognised in the opening balance, the sale of the forests gives no profit and loss effect for 2004 under IFRS.

(4) Some provisions related to tax issues are reversed in the IFRS opening balance. Some of these provisions are reversed in the profit and loss account under Norwegian GAAP in 2004. Since the provisions are reversed in the opening balance according to IFRS, the reversal will not have any profit and loss effect under IFRS. In addition, tax effect of reversed goodwill amortisation is reversed.

(5) Other IFRS issues:

Norske Skog has considered using the IFRS principles for business combinations retrospectively. IFRS 1 on First Time Adoption of IFRS opens for the use of the IFRS principles for business combinations both prospectively and retrospectively. If one business combination is subject to a new accounting assessment, all subsequent business combinations up to the point of implementation of IFRS have to be reassessed. Norske Skog's conclusion to this issues is that there is very little value in implementing the IFRS principles on business combinations retrospectively and therefore the new principles will only be implemented prospectively.

IFRS 1 on First Time Adoption of IFRS opens for translation differences arising from translating foreign subsidiaries up to the date of implementation of IFRS to be regarded as a permanent part of equity. This means that such translation differences do not need to be shown in the profit and loss account in the event of a disposal of a foreign subsidiary. Norske Skog will take advantage of this opportunity.

The documentation requirements for hedge accounting are stricter under IFRS than under Norwegian accounting principles. Norske Skog practices hedge accounting for debt which hedges investments in foreign subsidiaries. Norske Skog will continue using hedge accounting for debt which hedges investments in foreign subsidiaries under IFRS.

Embedded derivatives have to be recognised at market value from 2005. In Norske Skog's case this will primarily apply to electricity supply contracts where the future electricity price depends to some extent on the development of exchange rates. Norske Skog will recognise the embedded derivatives at market value in the opening balance as at 1 January 2005. The effect of recognising the derivatives will be booked directly to equity. Going forward, the fluctuations in the value of the derivatives will be recognised in the profit an loss account. The value of the embedded derivatives as of 1 January 2005 is estimated to NOK 313 million.

Goodwill is not amortised under IFRS. Goodwill amortisation totalled NOK 280 million in the 2004 accounts. The book value of goodwill will be tested for impairment at least annually.

Norske Skog's option programme involves cash settlement and not settlement in shares. Norske Skog accounts for this option programme according to IFRS.

Norske Skog uses proportional consolidation to account for joint ventures. This is also permitted under IFRS. Implementation of IFRS will not change how Norske Skog is accounting for joint ventures. A possible convergence between US generally accepted accounting principles and IFRS indicates uncertainties when it comes to whether this method can be applied in the future.

(6) **Shareholders' equity**

	2004
Shareholders' equity 31.12, excluding minority interests	19,460
Earnings for the year	621
Share issues	—
Paid out dividend	(795)
Change in holding of own shares	(7)
Translation difference	(270)
Shareholders' equity 31.12, excluding minority interests	19,009
Minority interests	186
Total shareholders' equity	19,195

* Norske Skogsindustrier ASA

At 31 December 2004, Norske Skog owned 819 976 of its own shares, equivalent to 0,6 per cent of the total number of shares. These shares were acquired through the merger with Aktieselskapet Union (Union Co) in 1999. In addition, own shares have been purchased during 2004. The holdings of the own shares are primarily used for the share ownership programme for employees and for settlement of bonus agreements.

The following purchases of own shares have taken place in 2004:

Number of shares	Share price
39,500	117.93
50,000	115.71
50,000	118.30
50,000	115.56
75,000	114.04
75,000	119.93

The following sales of own shares have taken place in 2004:

Number of shares	Share price
243,440	104.00
8,836	130.50

The general meeting of 15 April 2004 authorised the board of directors to acquire up to 10 per cent of the company's shares on certain conditions. This authority was given for a period of 18 months.

Shareholders' equity in Norske Skog decreased by NOK 250 during 2004 owing to the strengthening of the NOK against the currencies of the other countries in which the group operates. The increase of the equity relates to the translation of foreign subsidiaries.

The classification of the leasing arrangement for the Norske Skog headquarter at Lysaker outside Oslo has been changed from operational leasing to financial leasing. The effect of this reclassification is reflected in the historical figures for 2002 and 2003.

(7) Operational fixed assets

	Goodwill and other exclusive rights	Buildings, plant and real property	Machinery and equipment	Fixtures and fittings, tools, office machinery	Plant under construction	Total
			(NOK million)			
Acquisition cost						
Acquisition cost at 31.12.03	5,755	8,699	41,918	700	840	57,912
IFRS opening balance	83	37	1,520			1,640
Adjustments 1)						—
Additions 2004 at cost	9	132	1,284	158	407	1,990
Addition 2001 at cost interest expenses						—
Sales 2004 at cost	(22)	(58)	(251)	—	(11)	(342)
Reclassification	20	56	403	—	(479)	—
Translation differences	(52)	(261)	(383)	—	(24)	(720)
Acquisition cost at 31.12.04	5,793	8,605	44,491	858	733	60,480
Depreciation and write-downs						
Accumulated depreciation and write-downs 31.12.03	1,028	2,718	16,982	480	—	21,208
Fair value IFRS opening balance			1,546			1,546
Accumulated depreciation new companies						—
Depreciation 2004	17	381	2,678	17	—	3,093
Write-downs 2004	—	—	110	—	—	110
Depreciation and write-downs on fixed assets sold in 2004	3	(20)	(210)	—	—	(227)
Reclassification	—	—	—	—	—	—
Accumulated ordinary depreciation and write-downs 31.12.04	1,048	3,079	21,106	497	—	25,730
Book value						
Book value 31.12.03	4,727	5,981	24,936	220	840	36,704
Book value 31.12.04	4,745	5,526	23,385	361	733	34,750
Depreciation plan	5-20 years	10-33 years	10-20 years	3-5 years		

Real property and plants under construction are not depreciated.
Total cost for rent of property, plant and equipment amounts to NOK 44 million

Goodwill specification for each acquisition	Year	Depreciation plan/years	Depreciation 2004	Book value as at December 31, 2004
Golbey	1995	20	5	53
PanAsia	1999	20	3	42
Union	1999	20	6	55
Fletcher	2000	20	214	3,363
Walsum and Parenco	2001	20	36	603
Klabin	2003	20	13	113

Goodwill is amortised in accordance with its expected useful life based on regional and global synergies.

Operational and intangible fixed assets—acquisition and disposal last 5 years

		Goodwill and other exclusive rights	Buildings, plant and real property	Machinery, equipment	Fixtures and fittings, tools, office machinery	Plant under construction	Total
				(NOK million)			
2000	Acquisition	—	207	818	29	297	1,351
	Disposal	—	56	7	6	—	69
2001	Acquisition	91	86	888	23	334	1,422
	Disposal	—	497	3	—	33	533
2002	Acquisition	9	124	552	37	424	1,146
	Disposal	—	204	29	7	—	240
2003	Acquisition	172	87	503	12	598	1,372
	Disposal	—	397	861	38	—	1,296
2004	Acquisition	9	132	1,284	158	407	1,990
	Disposal	—	197	2	3	—	202
Total 5 years	Acquisition	281	636	4,045	259	2,060	7,281
	Disposal	—	1,351	902	54	33	2,340

(8) **Tax**

The group's tax cost is made up as follows

	2004
	(NOK million)
Tax payable	
Norway	(48)
Foreign countries	70
Total	22
Change in deferred tax	
Norway	161
Foreign countries	236
Total	397
Total tax cost	419
Deferred tax	
Total current items	(287)
Total long-term items	10,209
Taxable losses to be brought forward[1]	(3,698)
Total temporary differences and losses to be brought forward	6,224
Temporary differences not recognised	558
Deferred tax before provisions	2,018
Tax provisions[2]	401
Deferred tax and tax provisions	2,419

(1) Tax losses to be brought forward in Norway amount to NOK 1 305 million and start to expire in 2013. The rest, NOK 2 393 million, is related to foreign entities and do not have a time limitation.

(2) The tax provisions refer to several matters in various stages of the tax assessment process which are being discussed by the company. NOK 21 million refers to a case which is nearing completion, while NOK 380 million refers to issues that have been identified. Furthermore,

there are tax issues; both positive and negative in several countries which could significantly affect the tax cost when finalized.

Reconciliation of effective tax rate	2004
Nominal tax rate Norway	28.0%
Different tax rates abroad	(13.9)%
Result affiliated companies	8.3%
Amortisation goodwill	(2.0)%
Profit and loss effect of present value of deferred tax	(12.9)%
New tax rules and income tax rates	(140.2)%
Effect of tax free sale of forests	(26.9)%
Reduction of tax provisions	(26.5)%
One-off effect of higher tax on sale of power assets	
One-off effect of positive outcome of tax case	
Other items	(13.9)%
Effective tax rate	(200.0)%

The annual effective tax rate of minus 200.0% is mainly a result of an increase of tax basis in Australia, reduction of tax rates as well as a reduction of tax provisions.

(9) **Pension costs and obligations**

Norske Skog has various pension schemes. Contributions to these schemes are made in accordance with local agreements. A total of 8 839 people are covered by such schemes. Of these, 6 778 are covered by defined benefit plans and 2 061 by defined contribution plans.

Description of the defined benefit plans

Norske Skog has two significant defined benefit plans:

	Benefits in % of pensionable earnings	Years of service	Pensionable age	Early retirement	Number of members
Norske Skogindustrier ASA	65%	30	67	62	5,143
Norske Skog Parenco	70%	40/37	65/62	60	525

Plan assets of the pension scheme in Norske Skogindustrier ASA are managed by a life insurance company and invested in accordance with the general guidelines governing investments by life insurance companies in Norway. Plan assets in Norske Skog Parenco are managed and invested in accordance with general guidelines governing investments by pension fund companies in the Netherlands. Several smaller schemes also exist. In evaluating plan assets, their estimated value at 31 December is used. This estimated value is corrected every year in accordance with the figures for the market value of the assets provided by the life insurance company.

In measuring incurred obligations, the projected obligation at 31 December is used. This projected obligation is corrected every year in accordance with the figures on incurred pension obligations provided by the actuary.

In addition to the benefit obligation funded through insurance plans, the group has uninsured benefit obligations. These include estimated future obligations relating to the Norwegian AFP early retirement scheme as well as obligations to former owners of subsidiaries and pensions for top management and directors. Obligations relating to top management pensions are partly funded through a supplementary retirement plan with a life insurance company.

In addition to the benefit schemes come several defined contribution schemes.

Calculation of future benefit obligations are based on the following assumptions:	2004
Discount rate	5.0%
Expected return on plan assets	6.0%
Pay adjustment	2.5%
Social security increase/inflation	2.0%
Pension increase	2.0%

Changes in pension liability during the year	2004
Balance 1 January	74
Changes due to entities acquired/sold	126
Current year's service cost	10
Current year's interest cost	(149)
Pensions paid	5
Actuarial gains and losses	(2)
Currency translation effects	9
Balance 31 December	73

Status of the pension plans reconciled to the consolidated balance sheet	12/31/2004
Projected benefit obligations	(2,840)
Plan assets at fair value	2,621
Plan assets in excess of/(less than) obligations	(219)
Unamortised changes in early retirement plans (AFP)	—
Differences in estimates not taken to income/expense	—
Net plan assets/pension obligations	(219)
Accrual employer tax	(21)
Plan assets/(pension obligations) in the balance sheet	(240)
Pension obligation	(458)
Plan assets	125

Net periodic pension cost in the consolidated accounts	2004
Benefits earned during the year	2,786
Interest cost on prior period benefits	—
Pensions cost contribution schemes	74
Expected return on plan assets	126
Periodic employer tax	(100)
Expensed portion of changes in early retirement plan (AFP)	3
Expensed portion of differences in estimates	(49)
Net periodic pension cost	2,840

A return on plan assets of NOK150 million is estimated for 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
N-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00

To the Board of Directors of Norske Skogindustrier ASA Group

REVIEW REPORT TO NORSKE SKOGINDUSTRIER ASA GROUP

We have reviewed the accompanying balance sheet of Norske Skogindustrier ASA Group (Company) as of June 30, 2005 and 2004, and the related statements of income and cash flows for the three and six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view in accordance with International Accounting Standards.

Without qualifying our opinion, we draw attention to the fact that these financial statements are prepared by management using its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the company prepares its first full IFRS financial statements as of December 31, 2005. Therefore, until the company prepares its first full IFRS financial statements, the possibility cannot be excluded that the accompanying financial statements may have to be adjusted.

Oslo, September 22, 2005
PricewaterhouseCoopers AS

Erling Elsrud
State Authorised Public Accountant (Norway)

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF PAN ASIA PAPER CO. PTE LTD AND ITS SUBSIDIARIES

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004 AND 2003

PAN ASIA PAPER CO. PTE LTD
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
For the financial years ended December 31, 2004 and 2003
(Expressed in thousands of United States Dollars)

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PAN ASIA PAPER CO. PTE LTD

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Pan Asia Paper Co. Pte Ltd and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Singapore, April 15, 2005

PAN ASIA PAPER CO. PTE LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(Expressed in thousands of United States dollars except per share data)

	Notes	2004	2003
Current assets			
Cash at banks and on hand		**19,160**	32,392
Banks fixed deposits		**11,677**	7,533
Restricted cash		**2,634**	2,634
Accounts receivables, less allowance for doubtful accounts of US$4,639 and US$4,861 respectively		**158,353**	153,415
Other receivables		**11,085**	22,520
Inventories	4	**87,515**	67,086
Prepaid expenses		**3,930**	2,687
Deferred income tax assets	5	**2,142**	2,043
		296,496	290,310
Non-current assets			
Property, plant and equipment, net	6	**1,299,385**	1,042,074
Other long-term assets		**4,252**	5,181
Goodwill	7	**21,583**	19,654
Other intangibles, net	7	**13,795**	12,098
Deferred income tax assets	5	**5,086**	6,073
		1,344,101	1,085,080
Total assets		**1,640,597**	1,375,390
Current liabilities			
Trade and other payables		**96,299**	76,164
Accrued operating expenses		**4,137**	2,844
Other current liabilities		**16,288**	21,090
Short-term borrowings	8	**84,194**	120,621
Current portion of long-term borrowings	8	**86,932**	58,975
Current portion of long-term capital lease obligations		**—**	4,275
Income tax payable		**2,602**	1,967
Deferred income tax liabilities	5	**297**	72
		290,749	286,008
Non-current liabilities			
Long-term borrowings, net of current portion	8	**363,022**	212,206
Long-term capital lease obligations, net of current portion		**—**	30
Other long-term liabilities		**1,143**	2,551
Accrued severance indemnities		**9,346**	6,151
Deferred income tax liabilities	5	**69,908**	52,025
		443,419	272,963
Total liabilities		**734,168**	558,971
Minority interests		**58,466**	56,223
Shareholders' equity			
Common stock, par value US$1 per share; authorized—1,000,000,000 shares; issued—600,000 shares		**600**	600
Common stock, par value S$1 per share; authorized—100,000 shares; issued—4 shares		*****	*
Additional paid-in capital		**599,400**	599,400
Accumulated other comprehensive income/(loss)		**72,650**	(10,627)
Capital transaction with shareholder	9	**(30,196)**	(30,196)
Retained earnings	10	**205,509**	201,019
Total shareholders' equity		**847,963**	760,196
Total liabilities and shareholders' equity		**1,640,597**	1,375,390

* Less than US$1

The accompanying notes form an integral part of these consolidated financial statements.

PAN ASIA PAPER CO. PTE LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the financial years ended December 31, 2004 and 2003

(Expressed in thousands of United States dollars)

	Notes	2004	2003
Revenue		**1,001,823**	901,324
Cost and expenses:			
Cost of sales		**844,992**	744,286
Depreciation and amortization		**71,359**	66,073
Selling, general and administration expenses		**27,105**	24,019
Income from operations		**58,367**	66,946
Interest income		**1,131**	689
Gain on foreign exchange, net		**11,020**	1,908
Interest expense		**(19,645)**	(19,276)
Income before income taxes and minority interests		**50,873**	50,267
Income tax expense	5	**(14,036)**	(13,067)
Income before minority interests		**36,837**	37,200
Minority interests		**(2,347)**	(1,342)
Net income		**34,490**	35,858

The accompanying notes form an integral part of these consolidated financial statements.

PAN ASIA PAPER CO. PTE LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the financial years ended December 31, 2004 and 2003

(Expressed in thousands of United States dollars)

	Notes	Common stock	Additional Paid-in capital	Accumulated other comprehensive income/(loss)—Foreign currency translation adjustment	Capital transaction with shareholder	Retained earnings	Total
Balance at January 1, 2004		600	599,400	(10,627)	(30,196)	201,019	760,196
Net gain not recognised in consolidated statement of operations—Translation adjustments		—	—	83,277	—	—	83,277
Net income		—	—	—	—	34,490	34,490
Total recognised gains for the year		**—**	**—**	**83,277**	**—**	**34,490**	**117,767**
Dividends paid	11	—	—	—	—	(30,000)	(30,000)
Balance at December 31, 2004		**600**	**599,400**	**72,650**	**(30,196)**	**205,509**	**847,963**
Balance at January 1, 2003		600	599,400	(15,362)	(30,196)	225,161	779,603
Net gain not recognised in consolidated statement of operations—Translation adjustments		—	—	4,735	—	—	4,735
Net income		—	—	—	—	35,858	35,858
Total recognized gains for the year		**—**	**—**	**4,735**	**—**	**35,858**	**40,593**
Dividends paid	11	—	—	—	—	(60,000)	(60,000)
Balance at December 31, 2003		**600**	**599,400**	**(10,627)**	**(30,196)**	**201,019**	**760,196**

The accompanying notes form an integral part of these consolidated financial statements.

PAN ASIA PAPER CO. PTE LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the financial years ended December 31, 2004 and 2003

(Expressed in thousands of United States dollars)

	2004	2003
Cash flows from operating activities		
Net income	**34,490**	35,858
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortisation of discount on bonds	**669**	860
Allowance for doubtful accounts receivables	**(561)**	(286)
Allowance for obsolete inventories / obsolete inventories written off	**12**	265
Deferred income taxes	**12,116**	5,113
Deprecation and amortization	**71,359**	66,073
Loss on disposal of plant and equipment	**115**	43
Minority interests	**2,347**	1,342
Write-off of property, plant and equipment	**—**	346
Operating cash flow before working capital changes	**120,547**	109,614
Changes in operating assets and working capital		
Accounts receivables	**(4,718)**	(7,932)
Inventories	**(20,441)**	(2,360)
Prepaid expenses and other receivables	**10,199**	(17,060)
Other long-term assets	**923**	(47)
Trade and other payables	**20,806**	11,232
Other current liabilities	**(792)**	(5,100)
Income tax payable	**635**	(20,484)
Accrued severance indemnities	**3,195**	(653)
Effects of exchange rate changes on working capital	**10,246**	355
Net cash provided by operating activities	**140,600**	67,565
Cash flows from investing activities		
Payment for additional equity in subsidiary	**(3,962)**	(800)
Payments for property, plant and equipment	**(200,597)**	(40,574)
Payments for intangibles	**(2,108)**	(6,975)
Proceeds from sale of property, plant and equipment	**413**	149
Net cash used in investing activities	**(206,254)**	(48,200)
Cash flows from financing activities		
Dividends paid to minority interests	**(6,897)**	(1,000)
Dividends paid to shareholders	**(30,000)**	(60,000)
Capital contributed by minority shareholders	**7,000**	17,500
Proceeds from borrowings	**473,039**	246,061
Repayments of borrowings	**(381,171)**	(214,895)
Repayment of capital lease obligations	**(4,305)**	(5,990)
(Decrease)/increase in other long-term liabilities	**(1,407)**	925
Restricted cash	**—**	(73)
Net cash provided by/(used in) financing activities	**56,259**	(17,472)
Net (decrease)/increase in cash and cash equivalents held	**(9,395)**	1,893
Cash and cash equivalents at beginning of the year	**39,925**	37,884
Effects of exchange rate changes on cash and cash equivalents	**307**	148
Cash and cash equivalents at end of the year	**30,837**	39,925
Supplemental disclosure of cash flow information:		
Interest paid	**17,733**	18,414
Income taxes (refund)/paid	**(1,598)**	30,423

The accompanying notes form an integral part of these consolidated financial statements.

PAN ASIA PAPER CO. PTE LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2004 and 2003

(Expressed in thousands of United States dollars)

These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.

1. General

Pan Asia Paper Co. Pte Ltd (referred to collectively with its subsidiaries as the "Group") is incorporated and domiciled in Singapore.

The principal activities of the Group consist of the production and sale of newsprint and groundwood specialty paper products.

Interests in the share capital of the Company is held equally by two shareholders, Abitibi-Consolidated Inc. and Norske Skogindustrier ASA.

2. Summary of significant accounting policies

(a) Principles of accounting

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") consistently applied for all periods.

All dollar amounts included in the financial statements and in the notes herein are expressed in United States dollars ("US$") unless designated otherwise.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of Pan Asia Paper Co. Pte Ltd and its subsidiaries under its effective control from their respective dates of acquisition, after elimination of intercompany transactions and balances.

(c) Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant estimates made by management include: the useful lives of property, plant and equipment and intangible assets as well as future cash flows to be generated by those assets; allowances for doubtful accounts, valuation allowances for deferred tax assets; provision for inventory losses; fair value of reporting units, and contingent liabilities, among others. Actual results could differ from these estimates.

(d) Foreign currency translation

The local currency is the functional currency of the subsidiaries. The financial statements of the foreign subsidiaries are translated to US dollars, the functional currency of the Company as its transactions are primarily denominated in US dollars.

Assets and liabilities of the foreign subsidiaries are translated into US dollars at exchange rates in effect at the balance sheet date, and income and expense items are translated at average rates for the period. Foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) within shareholders' equity.

(e) Foreign currency transactions

Transactions in currencies other than the functional currency (hereinafter referred to as "foreign currencies") are recorded at rates approximate to the actual exchange rates at the dates of transactions. Assets and liabilities which are denominated in foreign currencies are translated to the functional

currencies at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions gains or losses are included in results of operations.

(f) Revenue recognition

The Group derives revenue from sale of newsprint and groundwood specialty paper products. Revenue from sale of paper products is recognised when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time of shipment.

(g) Shipping and handling costs

Shipping and handling costs are classified in cost of sales.

(h) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryfowards and deferred tax assets will not be realised.

(i) Allowance for doubtful accounts

Allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

(j) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on a weighted-average cost basis except for materials in-transit which are valued using the specific identification method. Cost includes expenditures incurred in acquiring the inventories and bringing them to their present condition and location. Finished goods include the appropriate proportion of fixed and variable overhead costs in addition to material cost and direct labour.

(k) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. No depreciation is provided for freehold land. Assets under development are included in construction-in-progress. Depreciation commences upon placing the assets in service on a straight-line basis over the estimated useful lives of the assets, as follows:

Land improvements, buildings and structures	5 to 30 years
Machinery	20 years
Tools and equipment	5 years
Vehicles	6 years

The Group capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalised is based on the average cost of the Company's pooled borrowings.

(l) Goodwill and other intangibles

Goodwill represents the excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed. Goodwill is not amortised, but is tested for impairment. The Company tests goodwill for impairment on an annual basis in the designated quarters for its different reporting units, and whenever circumstances indicate the carrying value of the goodwill may have been impaired. The impairment test is performed by first comparing the fair value of the applicable reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of impairment loss, if any. The second step of the test involves the comparison of the implied fair value of the goodwill to its carrying value. If the carrying value of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognised for an amount equal to the excess. The implied fair value of reporting unit is determined in the same manner as the amount of goodwill recognised in a purchase business combination.

The estimates of fair value of a reporting unit are determined using various valuation techniques with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires one to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates.

Other intangibles consist of land-use, railway-use, power supply rights and software with definite useful lives. These intangibles are stated at cost less amortization.

Amortisation is calculated on the straight-line method over the following periods:

Land-use rights	30-50 years
Railway-use rights	20 years
Power supply rights	10 years
Software	5 years

(m) Impairment of long-lived assets

The Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis.

(n) Accrued severance indemnities

Employees and directors of certain subsidiaries with more than one year of service are entitled to receive severance payments upon termination of their employment based on their length of service and rate of pay at the time of termination. The unfunded severance indemnities which vest on an annual basis, are accrued and recorded to approximate the amount required to be paid if all employees and directors were to terminate their employment at the balance sheet date.

(o) Accounting for leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a term longer than 75% of the estimated economic life of the leased property or the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property are accounted for as capital leases. All other leases are accounted for as operating leases.

(p) Related parties

The Group treats as related parties the related corporations of its shareholders and minority shareholders.

(Expressed in thousands of United States dollars)

(q) Accumulated other comprehensive income or loss

Accumulated other comprehensive income or loss is recorded directly to a separate section of shareholders' equity in Accumulated Other Comprehensive Income/Loss. The Accumulated Other Comprehensive Income/Loss at the end of the financial year includes only foreign currency translation adjustments.

(r) Derivative financial instruments

The Group uses various derivative instruments to manage and reduce its exposure against known or forecasted interest rates and foreign currency exposures. Derivative instruments are used as risk management tools and not for speculative or trading purposes.

All derivative financial instruments are recognised on the Consolidated Balance Sheet at fair value. Changes in fair value of derivatives are recorded each period in the Consolidated Statement of Operations.

As permitted under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the Group has elected not to designate its forward and swap contracts as hedges thereby precluding the use of hedge accounting for these instruments. Such treatment could result in a gain or loss from fluctuations in exchange rates and interest rates related to a derivative contract which is different from the loss or gain recognised from the underlying forecasted transaction. However, the Group has procedures to manage risks associated with its derivative instruments, which include limiting the duration of the contracts and the amount of the underlying exposures that can be economically hedged.

(s) Recently issued accounting pronouncements

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). The consensus clarifies the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular, investments within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method. This consensus is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The application of this consensus does not have a material impact on the consolidated results of operations as the Group's current policies are consistent with the consensus.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS 151") SFAS 151 requires certain abnormal expenditures to be recognised as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS 151 will have a material effect on the Group's consolidated financial statements.

(Expressed in thousands of United States dollars)

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS 153") effective for nonmonetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS 153 requires that exchanges of productive assets to be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. SFAS 153 is not expected to have a material effect on the Group's consolidated financial statements.

3. Acquisition

On July 9, 2004, the Company acquired an additional 15% interest in its subsidiary, Hebei Pan Asia Long-Teng Paper Co., Ltd, for a cash consideration of US$10.5 million. The Company owned 80% of the equity interest in Hebei Pan Asia Long-Teng Paper Co., Ltd. as of December 31, 2004.

4. Inventories

Inventories as of December 31, 2004 and 2003 consist of the following (in US$'000):

	2004	2003
Finished goods	**27,657**	23,618
Work-in-progress	**1,560**	1,555
Raw materials	**16,509**	12,220
Supplies	**19,269**	16,866
Materials-in-transit	**22,520**	12,827
	87,515	67,086

5. Income tax expense

(a) Tax expense

Income tax expense for the financial years ended December 31, 2004 and 2003 consist of the following (in US$'000):

	2004	2003
Current tax	**1,920**	7,052
Deferred tax	**12,116**	6,015
Total income tax expense	**14,036**	13,067

(Expressed in thousands of United States dollars)

Income tax expense differs from the amount that would arise using the Singapore standard rate of income tax due to the following (in US$'000):

	2004	2003
Income before provision for income taxes and minority interests	**50,873**	50,267
Tax calculated at a tax rate of 20% (2003: 22%)	**10,175**	11,059
Adjustments resulting from:		
Effect of changes in tax rates	**(574)**	(3,465)
Effect of different tax rates in other countries	**4,845**	3,098
Non-deductible items	**488**	631
Non-taxable items	**(1,620)**	(10)
Tax concessions/(credit)	**(2,902)**	(1,682)
Tax on undistributed profits	**1,322**	1,781
Underprovision/(overprovision) in prior years	**(263)**	694
Change in valuation allowance	**1,985**	—
Others	**580**	961
Total income tax expense	**14,036**	13,067

(b) Composition of deferred income taxes

The components of the current and non-current deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows (in US$'000):

	2004	2003
Current deferred tax assets:		
Interest expense deduction deferred	**69**	35
Doubtful debt expense	**749**	618
Others	**1,324**	1,390
Total current deferred tax assets	**2,142**	2,043
Non-current deferred tax assets:		
Net operating loss carried forward	**6,900**	5,651
Book depreciation/amortization in excess of tax depreciation/amortization	**52**	312
Severance indeminities	**119**	110
Total non-current deferred tax assets	**7,071**	6,073
Valuation allowances	**(1,985)**	—
	5,086	6,073
Current deferred tax liabilities:		
Interest income not yet received	**297**	72
Non-current deferred tax liabilities:		
Reserves	**776**	943
Tax depreciation/amortization in excess of book depreciation/amortization	**65,105**	46,716
Tax on undistributed profits	**3,770**	4,034
Others	**257**	332
Total non-current deferred tax liabilities	**69,908**	52,025

Certain subsidiaries of the Company have tax losses carried forward of approximately US$22 million (2003: US$35 million) expiring within 6 years (2003: within 5 years). Management has evaluated the available evidence on future taxable income and other possible sources of realization of deferred income tax assets. For the years ended December 31, 2004 and 2003, based on available

(Expressed in thousands of United States dollars)

information management has determined that valuation allowance required is US$1.99 million and US$ Nil respectively.

Management's assessment of the realisation of deferred tax assets at December 31, 2003 was based, in part, on a tax planning strategy that was expected to be implemented during 2004. Due to changes in circumstances, this strategy was not implemented. As a result, it was not more likely than not that certain deferred tax assets would be realised. Accordingly, a valuation allowance of US$1.99 million was created for the year ended December 31, 2004.

6. Property, plant and equipment

(a) Property, plant and equipment as of December 31, 2004 and 2003 consist of the following (in US$'000):

	2004	2003
Cost:		
Freehold land	**88,965**	78,309
Land improvements, buildings and structures	**195,297**	171,460
Machinery	**1,250,297**	1,089,324
Tools and equipment	**27,326**	23,053
Vehicles	**5,537**	4,906
Construction-in-progress	**174,449**	5,811
Total cost	**1,741,871**	1,372,863
Less: Accumulated depreciation	**(442,486)**	(330,789)
	1,299,385	1,042,074

(b) Property, plant and equipment under capital lease obligations included above as of December 31, 2004 and 2003 are summarized as follows (in US$'000):

	2004	2003
Machinery	—	33,365
Vehicles	—	300
	—	33,665
Less: Accumulated depreciation	—	(15,320)
	—	18,345

(c) Certain property, plant and equipment are pledged as collateral for the Group's long-term borrowings (Note 8).

(d) Interest expense capitalised during the financial year amounted to US$0.76 million (2003: Nil).

(Expressed in thousands of United States dollars)

7. Goodwill and other intangibles

(a) *Goodwill*

The changes in the carrying value of goodwill for the year ended December 31, 2004 and 2003 are as follows (in US$'000):

	2004	2003
Balance at January, 1	**19,654**	19,505
Additions	**—**	117
Translation adjustments	**1,929**	32
Balance at December, 31	**21,583**	19,654

(b) *Other intangibles*

The components of other acquired intangibles of the Group as of December 31, 2004 and 2003 are as follows (in US$'000):

	Land-use rights	Railway-use rights	Power supply rights	Software	Total
Cost at 31 December 2004	13,155	720	1,030	599	15,504
Accumulated amortisaton at 31 December 2004	1,053	216	326	114	1,709
Net book value at 31 December 2004	**12,102**	**504**	**704**	**485**	**13,795**
Cost at 31 December 2003	11,339	627	898	302	13,166
Accumulated amortisaton at 31 December 2003	695	157	195	21	1,068
Net book value at 31 December 2003	**10,644**	**470**	**703**	**281**	**12,098**

The amortization expense for the year ended December 31, 2004 and 2003 are US$0.57 million and US$0.24 million respectively. Estimated amortization expense for the 5 succeeding years is approximately US$0.60 million each year.

8. Borrowings

(a) *Short-term borrowings*

Short-term borrowings as of December 31, 2004 and 2003 consist of the following (in US$'000):

	2004	2003
Bank loans	**84,194**	120,621

The weighted average interest rate for bank loans as of the balance sheet date was 4.44% (2003: 4.43%) per annum.

(b) *Long-term borrowings*

Long-term borrowings as of December 31, 2004 and 2003 consist of the following (in US$'000):

	2004	2003
Bonds payable	**177,237**	129,404
Less: Discount	**(1,123)**	(1,481)
	176,114	127,923
Notes payable	**100,863**	—
Bank borrowings	**172,977**	143,258
	449,954	271,181
Less: Current portion of long-term borrowings	**(86,932)**	(58,975)
	363,022	212,206

PAN ASIA PAPER CO. PTE LTD AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the financial years ended December 31, 2004 and 2003

(Expressed in thousands of United States dollars)

Components of long-term borrowings as of December 31, 2004 and 2003 are summarized as follows (in '000s):

	2004 Principal		2003 Principal	
	Original Currency	US$	Original Currency	US$
Bank borrowings—US Dollar denominated with interest rates ranging from 2.20% to 4.17% (2003: 1.92% to 2.2%) per annum as of balance sheet date, due at various dates through to 2012	**US$ 118,400**	**118,400**	US$ 91,600	91,600
Bank borrowings—Korean Won denominated with interest rate of 7.50% (2003: 7.50%) per annum as of balance sheet date, due at various dates through to 2006	**KRW 39,375,000**	**37,723**	KRW 61,875,000	51,658
Bank borrowings—Chinese Renminbi denominated with interest rates ranging from 5.76% to 6.12% (2003: Nil) per annum as of balance sheet date, due at various dates through to 2012	**RMB 139,501,000**	**16,854**	—	—
Bonds payable—Korean Won denominated with effective interest rate ranging from 4.34% to 7.15% (2003: 5.13% to 7.16%) per annum as of balance sheet date and stated at net of discount of US$1,123 (2003: US$1,481)	**KRW 185,000,000**	**176,114**	KRW 155,000,000	127,923
Notes payable—US Dollar denominated with interest rate of 3.25% (2003: Nil) per annum as of balance sheet date, due in 2009	**US$ 75,750**	**75,750**	—	—
Notes payable—Singapore Dollar denominated with interest rate of 3.61% (2003: Nil) per annum as of balance sheet date, due in 2009	**SGD 41,000**	**25,113**	—	—
		449,954		271,181
Less: Current portion		**(86,932)**		(58,975)
		363,022		212,206

(Expressed in thousands of United States dollars)

The aggregate maturities of long-term borrowings as of December 31, 2004 are as follows (in US$'000):

2005	**87,038**
2006	**52,908**
2007	**111,428**
2008	**28,449**
2009	**119,634**
2010	**18,771**
2011	**18,771**
2012	**14,078**
Less: Discount	**(1,123)**
	449,954

During the financial year, the Company issued US$75.7 million Floating Rate Notes (the "Series 1 Notes") and US$25.1 million equivalent (S$41.0 million) Fixed Rate Notes (the "Series 2 Notes") pursuant to the Multicurrency Debt Issuance Programme. Each of the Series 1 Notes and the Series 2 Notes have a tenor of 5 years and both Series Notes are due for repayment on 14 and 21 October 2009 respectively.

During the financial year, a subsidiary, Pan Asia Paper Korea Co., Ltd. issued US$47.9 million equivalent (KRW50 billion) of fixed rate Korean Corporate bonds and obtained a fixed rate US$8.6 million term loan. The bonds and the term loans will mature within 3 years and are used to refinance a bond that matured and to repay bank loans. The newly issued bonds carry a lower interest rate.

During the financial year, a subsidiary, Hebei Pan Asia Long-Teng Co., Ltd. obtained two floating rate term loans of US$77.0 million and US$16.8 million equivalent (RMB139.5 million), maturing within 8 years, to finance construction of a newsprint mill in People's Republic of China.

(c) *Unutilised credit facilities*

The Group had committed revolving credit facilities of US$120.0 million and US$20.0 million equivalent (RMB 166 million) in Singapore and the People's Republic of China as of December 31, 2004.

The syndicated revolving credit facility in Singapore expires in August 2005 (US$50.0 million) and November 2007 (US$70.0 million). The facility is maintained for general corporate purposes. This facility bears prevailing market interest rate and remain unutilised as of December 31, 2004.

The revolving credit facility in the People's Republic of China expires in May 2007 and bears prevailing market interest rate. The facilities remain unutilised as of December 31, 2004.

(d) *Collaterals*

Certain property, plant and equipment of the subsidiaries are pledged as collateral for long-term borrowings with a maximum value totalling US$212 million (consisting of US$12 million, KRW114,500 million, and RMB749 million) [2003: totalling US$197 million (consisting of US$12 million, KRW114,500 million, and RMB786 million)]. A subsidiary has also deposited cash equivalent of US$2.6 million (RMB21.8 million) [2003: equivalent of US$2.6 million (RMB21.8 million)] as security for bank borrowing.

In addition, the Company has a commitment to pledge existing and future assets as collateral. As at December 31, 2004, existing assets totalling US$198 million (RMB1,638 million) of a subsidiary, Hebei Pan Asia Long-Teng Co., Ltd. have been pledged. Future assets will be pledged as collateral as and when they are acquired and completed.

(Expressed in thousands of United States dollars)

9. Capital transaction with shareholder

On February 2, 1999, the Company acquired 100% and 75.3% equity interest in Pan Asia Paper Chongwon Co., Ltd. and Pan Asia Paper (Thailand) Company Limited respectively from one of its shareholders, Norske Skogindustrier ASA, the acquirer for financial accounting purposes.

As the transaction represents a transfer of net assets between entities under common control, the excess of purchase price over the recognised historical carryover basis of net assets of US$30.2 million has been adjusted against shareholders' equity.

10. Retained earnings

At the end of the financial year, the retained earnings of the Group include non-distributable retained earnings amounting to US$30.7 million (2003: US$30.1 million). These non-distributable retained earnings represent amounts set aside in compliance with Korean and Thailand laws where certain subsidiaries operate.

Included in these non-distributable earnings is an amount of US$18.8 million (2003: US$18.8 million) representing the excess of consideration over the net assets of Pan Asia Paper Chongwon Co., Ltd., a wholly-owned subsidiary, acquired by Pan Asia Paper Korea Co. Ltd., a wholly-owned subsidiary, during a restructuring exercise in 2003. This non-distributable reserve can be used to offset future operating losses incurred by Pan Asia Paper Korea Co., Ltd or converted to share capital under Korean regulations.

11. Dividends

	2004 US$'000	2003 US$'000
Ordinary dividends paid or proposed		
Final exempt (one-tier) dividend of US$50 (2003: US$100) per ordinary share, paid in respect of financial year ended December 31, 2003 and 2002	**30,000**	60,000

12. Contingent liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows (in US$'000):

	2004	2003
Letter of guarantee (unsecured)	**780**	708
Letter of credit	**250**	—

13. Commitments for expenditure

(a) Capital commitments

Capital commitments not provided for in the financial statements (in US$'000):

	2004	2003
Expenditure for property, plant and equipment	**56,025**	95,719

(Expressed in thousands of United States dollars)

(b) Operating lease commitments

Future minimum commitments due under non-cancellable operating leases (in US$'000):

	2004	2003
2004	—	2,016
2005	2,222	520
2006	1,128	19
2007	737	5
2008	753	13
2009	52	—
	4,892	2,573

Rental expense under all operating leases was US$2.03 million (2003: US$1.98 million).

14. Financial instruments and risk management

(a) Foreign exchange risk

The Group uses various financial instruments to reduce its exposure to foreign currency exchange risk. Furthermore, the long-term debt expressed in non-US dollar is also considered as an effective hedge against the exchange risk related to the future revenue streams originating from sales denominated in non-US dollar. The principal foreign currency exposures relate to the Chinese Renminbi ("RMB"), the Korean Won ("KRW"), the Singapore Dollar ("S$"), and the Thai Baht ("THB").

As of December 31, 2004, outstanding foreign currency forward contracts amounted to US$13.1 million. Foreign currency forward contracts used to minimise foreign exchange currency exposure are marked-to-market, with gains or losses recognised immediately in the consolidated statement of operations.

(b) Interest rate risk

From time to time, the Group uses interest rate swap and cross currency interest rate swap agreements whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates or between interest rates in different currencies.

The net unrealised loss on foreign exchange forward and cross-currency swap agreements recognised in the consolidated statement of operations during the year amounted to US$0.04 million (2003: US$3.08 million).

(c) Credit risk

The Group is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Group has adopted credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. In some cases, the Group requires bank letters of credit or subscribes to credit insurance. The Group did not incur significant bad debt expenses in any of the last three years.

The Group does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, specialty paper, commercial printing and retailing businesses.

The Group also invests its cash with several high-quality financial institutions to reduce its exposure to credit risk.

(Expressed in thousands of United States dollars)

(d) Liquidity risk

In order to ensure that the Group can fulfil its financial obligations at all times, and also to provide flexibility, the Group has a policy of maintaining a liquidity reserve of at least 10% of the Group's turnover (2003: 10% of the Group's debts).

The liquidity reserve is provided in the form of cash, stand-by facilities and committed credit lines.

The Group's holdings of cash and short-term deposits and net cash flow from operations are expected to be sufficient to cover operational requirements in the next financial year. At the balance sheet date, the Group has sufficient committed credit lines available.

15. Fair value of financial instruments

The carrying amounts of cash and cash equivalents, trade receivables and payables, other receivables and payables, capital lease obligations, and short term borrowings approximate their fair values because of their short-term maturity and variable rates of interest.

The estimated fair value of the long-term borrowings as of December 31, 2004 was US$454 million (2003: US$277 million). The fair value was determined based on management's best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates.

The differences between the carrying and the fair value of long-term financial instruments contracted by the Group arise from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The Group does not hold financial instruments for speculative purposes and the effect on the financial statements may vary depending on future changes in interest and exchange rates.

The US dollar equivalent value of the Group's outstanding derivative financial instruments as of December 31, 2004 and 2003 are as follows (in US$'000):

	2004		2003	
	Fair values	**Notional**	**Fair values**	**Notional**
Cross-currency swaps	**359**	**38,060**	(2,819)	22,199
Foreign exchange forward contracts	**(401)**	**13,047**	(260)	11,415

The loss on valuation of financial instruments of US$0.04 million (2003: US$3.079 million) is included as part of gain/(loss) on foreign exchange, net in the consolidated statement of operations.

16. Segment reporting

The Company operates primarily in one industry segment and is involved in the production and sale of newsprint and groundwood specialty paper products. The Company has manufacturing plants in Korea, People's Republic of China and Thailand.

The following is a summary of net sales by product category for the year ended December 31, 2004 and 2003 (in US$'000):

	2004	2003
External net sales:		
Publication paper	**1,001,823**	901,324

(Expressed in thousands of United States dollars)

The following is a summary of operations by geographical regions for the year ended December 31, 2004 and 2003 (in US$'000):

	2004	2003
External net sales:		
Korea	**408,873**	408,987
Singapore	**457,192**	376,112
People's Republic of China	**77,334**	69,173
Thailand	**58,424**	47,052
Consolidated	**1,001,823**	901,324
Long-lived assets:		
Korea	**978,402**	892,569
Singapore	**1,665**	778
People's Republic of China	**263,123**	92,627
Thailand	**60,447**	61,281
Consolidated	**1,303,637**	1,047,255

Long-lived assets are based on the physical location of the assets at the end of each of the financial years. Geographic revenue information for the financial years ended December 31, 2004 and 2003 is based on the location of the selling entity.

17. Related party transactions

(a) Sales and purchases of goods and services

The following related party transactions took place between the Group and related parties during the year on terms agreed by the parties concerned (in US$'000):

	2004	2003
Other income from a subsidiary of a minority shareholder	—	157
Fees and charges paid to:		
—shareholders	**346**	337
—related parties	**2,509**	261
Purchases from:		
—shareholders	**174,585**	120,705
—related parties	**122,259**	108,793
—minority shareholders	**21,554**	23,826

(Expressed in thousands of United States dollars)

(b) Related party balances

The significant related party balances as of December 31, 2004 and 2003 are as follows (in US$'000):

	2004	2003
Account receivables (trade):		
—shareholders	**40**	—
—related parties	**973**	6,225
Advance payments:		
—shareholders	**—**	34
—minority shareholders	**505**	400
—related parties	**102**	102
Account payables (trade):		
—shareholders	**16,284**	10,878
—related parties	**18,373**	9,901
Other trade payables to:		
—related parties	**55**	—
Non-trade payables:		
—shareholders	**82**	—
—related parties	**—**	18

18. Subsequent event

On 11 January 2005, the Company acquired an additional 2.94% interest in Pan Asia Paper (Thailand) Company Limited for a cash consideration of US$2 million. The fair value of the net identifiable assets of Pan Asia Paper (Thailand) Company Limited at the date of acquisition was US$2.05 million.

(Expressed in thousands of United States dollars)

19. Investments in subsidiaries

Details of subsidiaries are as follows:

Name	Principal activities	Country of incorporation and place of business	Equity holding 2004 %	Equity holding 2003 %	Cost of investment held by the Company 2004 US$'000	Cost of investment held by the Company 2003 US$'000
Pan Asia Paper Sales (Australasia) Pty Ltd	Promotion and marketing of paper products in Oceania region	Australia	**100**	100	**#**	#
Pan Asia Paper Sales (Hong Kong) Limited	Promotion and marketing of paper products in Asia region	Hong Kong SAR	**100**	100	**#**	#
Pan Asia Paper (Thailand) Company Limited	Production and sale of newsprint paper products in Thailand	Thailand	**91.18**	91.18	**80,801**	80,801
Pan Asia Paper Korea Co., Ltd.	Production and sale of newsprint and groundwood specialty paper products in Asia-Pacific region	Korea	**100**	100	**401,744**	401,744
Shanghai PanAsia Potential Paper Co., Ltd.	Production and sale of newsprint paper products in People's Republic of China	People's Republic of China	**56.12**	56.12	**36,508**	36,508
Hebei Pan Asia Long-Teng Paper Co., Ltd.	The intended principal activities are production and sale of newsprint paper products in People's Republic of China This subsidiary has not commenced operations	People's Republic of China	80	65	**82,154**	32,500
					601,207	551,553

\# Amount is less than US$1,000.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF PAN ASIA PAPER CO. PTE LTD AND ITS SUBSIDIARIES

FOR THE SIX MONTHS ENDED JUNE 30, 2005

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PAN ASIA PAPER CO. PTE LTD

We have reviewed the accompanying condensed consolidated balance sheet of Pan Asia Paper Co. Pte Ltd ("Company") and its subsidiaries as of June 30, 2005, and the related condensed consolidated statements of operations and of cash flows for the six-month periods ended June 30, 2005 and 2004. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Pan Asia Paper Co. Pte Ltd and its subsidiaries as of December 31, 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated April 15, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Pricewaterhouse Coopers
PricewaterhouseCoopers
Certified Public Accountants

Singapore,
September 22, 2005

PAN ASIA PAPER CO. PTE LTD AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars except per share data)

	Notes	June 30, 2005 (Unaudited)	December 31, 2004
Current assets			
Cash at banks and on hand		42,503	19,160
Banks fixed deposits		7,948	11,677
Restricted cash		2,634	2,634
Account receivables less allowance for doubtful accounts of US $4,078 and US $4,639, respectively		143,574	158,353
Other receivables		9,823	11,085
Inventories	3	94,346	87,515
Prepaid expenses		2,747	3,930
Deferred income tax assets		1,988	2,142
		305,563	296,496
Non-current assets			
Property, plant and equipment, net	4	1,359,415	1,299,385
Other long-term assets		4,671	4,252
Goodwill	5	21,910	21,583
Other intangibles, net	5	13,908	13,795
Deferred income tax assets		6,693	5,086
		1,406,597	1,344,101
Total assets		1,712,160	1,640,597
Current liabilities			
Trade and other payables		69,884	96,299
Accrued operating expenses		3,963	4,137
Other current liabilities		48,346	16,288
Short-term borrowings	6	61,690	84,194
Current portion of long-term borrowings	6	59,250	86,932
Income tax payable		3,025	2,602
Deferred income tax liabilities		635	297
Current liabilities		246,793	290,749
Non-current liabilities			
Long-term borrowings, net of current portion	6	478,889	363,022
Other long-term liabilities		1,078	1,143
Accrued severance indemnities		11,846	9,346
Deferred income tax liabilities		75,971	69,908
		567,784	443,419
Total liabilities		814,577	734,168
Minority interests		54,560	58,466
Shareholders' equity			
Common stock, par value US$1 per share; authorised—1,000,000,000 shares; issued—600,000 shares		600	600
Common stock, par value US$1 per share; authorised—100,000 shares; issued 4 shares		*	*
Additional paid-in capital		599,400	599,400
Accumulated other comprehensive income		81,587	72,650
Capital transaction with shareholder		(30,196)	(30,196)
Retained earnings		191,632	205,509
Total shareholders' equity		843,023	847,963
Total liabilities and shareholders' equity		1,712,160	1,640,597

* Less than US$1,000.

The accompanying notes form an integral part of these consolidated financial statements.

PAN ASIA PAPER CO. PTE LTD AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Expressed in thousands of United States dollars)

	For the six months ended June 30,	
	2005	2004
Revenue	**487,805**	**484,205**
Cost and expenses:		
Cost of sales	**399,411**	407,253
Depreciation and amortisation	**39,612**	34,744
Selling, general and administration expenses	**14,884**	12,747
Income from operations	**33,898**	**29,461**
Interest Income	**705**	210
Gain on foreign exchange, net	**1,284**	2,772
Interest expense	**(10,312)**	(9,551)
Income before income taxes and minority interests	**25,575**	**22,892**
Income tax expense	**(7,345)**	(5,993)
Income before minority interests	**18,230**	**16,899**
Minority interests	**(2,108)**	(295)
Net income	**16,122**	**16,604**

The accompanying notes form an integral part of these consolidated financial statements.

PAN ASIA PAPER CO. PTE LTD AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Expressed in thousands of United States dollars)

	For the six months ended June 30, 2005	2004
	(unaudited)	
Cash flows from operating activities		
Net income	**16,122**	16,604
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortisation of discount on bonds	**294**	297
Allowance for doubtful accounts receivables	**(605)**	(684)
Deferred income taxes	**4,948**	8,262
Depreciation and amortization	**39,612**	34,744
Loss on disposal of plant and equipment	**—**	34
Minority interests	**2,108**	295
Write-off of property, plant and equipment	**—**	379
Operating cash flow before working capital changes	**62,479**	59,931
Changes in operating assets and working capital		
Accounts receivables	**15,341**	2,466
Inventories	**(6,831)**	(10,867)
Prepaid expenses and other receivables	**(878)**	3,175
Other long-term assets	**(421)**	2,276
Trade and other payables	**(47,984)**	9,090
Other current liabilities	**28,773**	(1,271)
Income tax payable	**423**	(962)
Accrued severance indemnities	**2,500**	2,442
Effects of exchange rate changes on working capital	**(3,073)**	(3,932)
Net cash provided by operating activities	**50,329**	62,348
Cash flows from investing activities		
Payments for additional equity in a subsidiary	**(2,000)**	—
Payments for property, plant and equipment	**(58,181)**	(36,723)
Payments for intangibles	**(444)**	(1,975)
Proceeds from sale of property, plant and equipment	**19**	80
Net cash used in investing activities	**(60,606)**	(38,618)
Cash flows from financing activities		
Dividends paid to minority interests	**(737)**	(3,387)
Dividends paid to shareholders	**(30,000)**	—
Capital contributed by minority shareholders	**—**	7,000
Proceeds from borrowings	**165,919**	105,834
Repayments of borrowings	**(105,226)**	(132,831)
Repayment of capital lease obligations	**—**	(3,750)
Decrease in other long term liabilities	**(65)**	(580)
Net cash provided by/(used in) financing activities	**29,891**	(27,714)
Net increase/(decrease) in cash and cash equivalents held	**19,614**	(3,984)
Cash and cash equivalents at beginning of the period	**33,471**	42,558
Cash and cash equivalents at end of the period	**53,085**	38,574
Supplemental disclosure of cash flow information:		
Interest paid	**15,408**	9,169
Income taxes paid/(refund)	**2,419**	(2,079)

The accompanying notes form an integral part of these condensed consolidated financial statements.

PAN ASIA PAPER CO. PTE LTD AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Expressed in thousands of United States dollars)

1. Basis of presentation

In the opinion of management of Pan Asia Paper Co. Pte Ltd and its subsidiaries, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information included therein. This financial data should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2004. The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period or the fiscal year that ends on December 31, 2005.

2. Recently issued accounting pronouncements

On June 7, 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements" (FAS 154). FAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. FAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. It is not expected that the adoption of FAS 154 will have a material effect on the Group's condensed consolidated financial statements.

3. Inventories

Inventories as of June 30, 2005 and December 31, 2004 consist of the following (in US$'000):

	June 30, 2005	December 31, 2004
Finished goods	**36,648**	27,657
Work-in-progress	**1,533**	1,560
Raw materials	**23,008**	16,509
Supplies	**19,785**	19,269
Materials-in-transit	**13,372**	22,520
	94,346	87,515

(Expressed in thousands of United States dollars)

4. Property, plant and equipment

Property, plant and equipment as of June 30, 2005 and December 31, 2004 consist of the following (in US$'000):

	June 30, 2005	December 31, 2004
Cost:		
Freehold land	**90,135**	88,965
Land improvements, buildings and structures	**189,924**	195,297
Machinery	**1,269,732**	1,250,297
Tools and equipment	**27,691**	27,326
Vehicles	**5,631**	5,537
Construction-in-progress	**260,887**	174,449
Total cost	**1,844,000**	1,741,871
Less: Accumulated depreciation	**(484,585)**	(442,486)
	1,359,415	1,299,385

5. Goodwill and other intangibles

(a) *Goodwill*

The changes in the carrying value of goodwill for the period ended June 30, 2005 and December 31, 2004 are as follows (in US$'000):

	June 30, 2005	December 31, 2004
Balance at January, 1	**21,583**	19,654
Additions	**44**	—
Translation adjustments	**283**	1,929
Balance at end of period	**21,910**	21,583

On January 11, 2005, the Company acquired an additional 2.94% interest in its subsidiary, Pan Asia Paper (Thailand) Company Limited for a cash consideration of US$2 million. Goodwill arising on acquisition was US$44 thousand. The Company owned 94.12% of the equity interest in Pan Asia Paper (Thailand) Company Limited as of June 30, 2005.

(b) *Other intangibles*

The components of other acquired intangibles of the Group as of June 30, 2005 and December 31, 2004 are as follows (in US$'000):

	Land-use rights	Railway-use rights	Power supply rights	Software	Total
Cost at June 30, 2005	13,153	734	1,049	1,043	15,979
Accumulated amortisation at June 30, 2005	1,242	186	437	206	2,071
Net book value at June 30, 2005	**11,911**	**548**	**612**	**837**	**13,908**
Cost at December 31, 2004	13,155	720	1,030	599	15,504
Accumulated amortisation at December 31, 2004	1,053	216	326	114	1,709
Net book value at December 31, 2004	**12,102**	**504**	**704**	**485**	**13,795**

(Expressed in thousands of United States dollars)

6. Borrowings

(a) *Short-term borrowings*

Short-term borrowings as of June 30, 2005 and December 31, 2004 consist of the following (in US$'000)

	June 30, 2005	December 31, 2004
Bank loans	**61,690**	84,194

(b) *Long-term borrowings*

Long-term borrowings as of June 30, 2005 and December 31, 2004 consist of the following (in US$'000)

	June 30, 2005	December 31, 2004
Bonds payable	**151,308**	177,237
Less: Discount	**(829)**	(1,123)
	150,479	176,114
Notes payable	**111,947**	100,863
Bank borrowings	**275,713**	172,977
	538,139	449,954
Less: Current portion of long-term borrowings	**(59,250)**	(86,932)
	478,889	363,022

(c) *Bank borrowings*

During the period ended June 30, 2005, a subsidiary, Hebei Pan Asia Long-Teng Co., Ltd obtained floating rate loans, denominated in US Dollars and Renminbi, totaling US$78 million, maturing within 7 years, to finance construction of a newsprint mill in People's Republic of China. The effective interest rate of the floating rate loans as at June 30, 2005 is 6.12% per annum. Certain of the subsidiary's property, plant and equipment have been pledged as collateral against the floating rate loans.

During the period ended June 30, 2005, a subsidiary, Pan Asia Paper Korea Co., Ltd. obtained a fixed rate loan of US$39 million (Korean Won 40 billion), maturing within 5 years, to repay bank loans. The effective interest rate of the fixed rate loan as at June 30, 2005 is 4.88% per annum. Certain of the subsidiary's property, plant and equipment have been pledged as collateral against the fixed rate loan.

7. Dividends

	June 30, 2005	June 30, 2004
Ordinary dividends paid		
Final exempt (one-tier) dividend of US$50 per ordinary share, paid in respect of financial year ended December 31, 2004	**30,000**	—

8. Subsequent event

On September 9, 2005 Norske Skogindustrier ASA announced the acquisition of Abitibi Consolidated Inc.'s 50% shareholding in the Company. Following the acquisition, Norske Skogindustrier ASA would be the sole owner of the Company. The acquisition is subject to regulatory and shareholders approval and is expected to be completed before end of 2005.

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ANNEX A—GLOSSARY

Biofuel means renewable fuel coming from the vegetable kingdom, such as bark, wood residues and sludge from wastewater treatment plants.

Chemical pulp means pulp produced by cooking wood chips with chemicals in a pressure vessel (known as a digester) which removes lignin and other wood sugars leaving only the cellulose fibres.

Coated paper means paper which is coated with clay and usually supercalendered to produce a glossy surface.

Environmental Management System means an overall management system providing systematic implementation of the company's environment policy. Can be structured according to EMAS and/or ISO 14001.

Fine paper means a general term for writing and printing paper of high quality, usually made from at least 90 per cent bleached chemical pulp.

ISO 4001 means international environmental management standard.

Kraft pulp means the principal type of chemical pulp, produced by an alkaline cooking process using sodium sulphate and is noted for its strength.

LWC means lightweight coated paper and is a coated magazine paper grade.

Market pulp means pulp sold on the open market, as contrasted with pulp produced at a mill for use on paper machines at the same mill.

Mechanical pulp means pulp produced from the logs or wood chips by mechanically breaking the bonds between wood fibres, as opposed to chemical methods.

Newsprint means printing paper used primarily in newspapers and made largely from mechanical or recycled pulp and sometimes a portion of chemical pulp is added to provide greater strength.

Opacity means the ability of paper to resist the transmission of light through it. Opacity prevents show-through of printing from the other side of a sheet of paper.

Publication Paper means a general term for newsprint and magazine paper grades.

Pulp means wood fibres and lignin in a wet or dry state derived from wood from a variety of pulping processes, including cooking, refining and grinding.

Pulpwood means logs used for making pulp (as opposed to those used for making lumber and panel products).

Recovered Paper means used newspapers and magazines, paper recovered from offices and printing works, used packaging.

SC means supercalendered paper and is an uncoated magazine paper grade.

Softwood pulp means pulp produced from coniferous wood species and is known for its strength.

TMP means thermomechanical pulp which is a type of mechanical pulp produced by grinding pre-heated and steamed woodchips between two large counter-rotating discs.

Tonne means a metric tonne, which is equal to 1,000 kilograms or 2,204.59 pounds.

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ANNEX B—ARTICLES OF ASSOCIATION OF NORSKE SKOGINDUSTRIER ASA

(English translation)

Last amended April 14, 2005

Article 1 The company's form and name

The company is a public limited company.

The company's name is Norske Skogindustrier ASA.

Article 2 Objects

The object of the company is to pursue pulp and paper operations and activities connected with these. The company can also participate in other commercial activity by subscribing to shares or in other ways.

Article 3 Registered office

The company is registered in Norway, and has its management and registered office in Bærum local authority.

Article 4 Share capital and shares

The company's share capital amounts to NOK 1,331,370,880, divided into 133,137,088 shares each with a nominal value of NOK 10.

The company's shares will be registered with the Norwegian Central Securities Depository (VPS).

Article 5 Board of directors

The company's board of directors will consist of a minimum of seven and a maximum of 10 directors. Directors are elected by the corporate assembly for terms of two years. No person can be elected to the board after reaching the age of 70.

The corporate assembly will elect the chair and deputy chair of the board for terms of one year. The corporate assembly will determine the remuneration payable to directors. The board of directors is responsible for appointing a chief executive, to be known as the president and chief executive officer, and for determining his/her remuneration. The board of directors can authorise its members, the chief executive or certain other designated employees to sign for the company.

Article 6 Corporate assembly

The company will have a corporate assembly consisting of 18 members, including 12 members and four alternate members elected by the annual general meeting. Members elected by the annual general meeting serve for terms of two years. Alternate members are elected for terms of one year.

The corporate assembly itself elects two of its members to act as chair and deputy chair for terms of one year.

Article 7 Election committee

The company will have an election committee consisting of the chair of the corporate assembly and three members elected by the general meeting for terms of one year. The election committee will be chaired by the chair of the corporate assembly.

Article 8 General meeting

Notice of a general meeting must be given within the time limit stipulated in the Norwegian Act on Public Limited Companies through the publication of notices in the *Aftenposten* and *Dagens Næringsliv* newspapers. This notice can specify that any shareholder wishing to attend the general meeting must notify the company within a certain time limit, which must not expire earlier than five days before the general meeting. Shareholders failing to notify the company within the specified time limit may be denied entrance to the general meeting. The general meeting will be held in the local authority in which the company has its registered office or in Oslo.

The annual general meeting will:

1. Adopt the annual accounts, including the directors' report, and the consolidated accounts, and approve the profit and loss account and balance sheet.
2. Determine the application of the profit or coverage of the loss for the year in accordance with the approved balance sheet, including the declaration of any dividend.
3. Determine possible remuneration to be paid to members and alternate members of the corporate assembly.
4. Elect the shareholders' representatives and alternate representatives in the corporate assembly.
5. Elect three members of the election committee.
6. Approve the auditors fee.
7. Deal with any other business stated in the notice of the meeting.

Shareholders wishing to have any matters dealt with at the general meeting must give notice in writing of these to the board of directors at least one month prior to the general meeting. Notice of the general meeting will be given, and the general meeting will be chaired, by the chair or deputy chair of the corporate assembly or, in their absence, by the chair of the board of directors.

Article 9 Amendments

Any amendments to the articles of association will be made by the general meeting. A valid resolution requires a three-fourths (¾) majority of the votes cast, and these votes must represent three-fourths (¾) of the share capital represented at the general meeting.

ANNEX C—BOARD OF DIRECTORS' REPORT FOR THE YEAR ENDED DECEMBER 31, 2004

The following is the report of the board of directors of Norske Skog for the year ended December 31, 2004. This report is included in order to comply with the requirements of the Oslo Børs, but it is not intended to be relied upon in connection with the exercise of rights or the purchase of shares in the Offering. Additionally, it has been superseded and is qualified in its entirety by the information set forth elsewhere in this prospectus. See especially "Part IV: Our Business; Management and Corporate Governance; Principal Shareholders—Our Business" and "Part III: Management's Discussion and Analysis of Financial Condition and Results of Operations".

Directors' Report for 2004

Comments on the accounts

Demand for newsprint and magazine paper was good in most countries and regions during 2004, and Norske Skog's sales and production volumes grew by 4.5 per cent to 5.5 million tonnes. This is the highest level ever, and the volume corresponds to 95 per cent of production capacity. Earnings were nevertheless weak because one-year agreements in Europe and Australasia yielded price reductions in these markets. Prices measured in local currencies rose in most other markets. The price of several important input factors also increased during the year.

Since Norske Skog is a worldwide company, currency movements are very important for its earnings. As in previous years, major changes were experienced in exchange rates. That applied first and foremost to the US dollar, which weakened by eight to 10 per cent against a number of currencies during the year. The Norwegian krone also strengthened to some extent against the euro and the pound sterling. Overall, exchange rate changes meant that the krone strengthened by 3.5 per cent from 1 January to 31 December 2004 against the currencies in which Norske Skog has revenues and costs. On average for the whole year, however, the krone was a little weaker than in 2003. To even out currency effects in the short and medium terms, Norske Skog hedges the bulk of its cash flow at all times for the coming 12 months.

Earnings and cash flow

Gross operating revenue was NOK 25.3 billion (2003: NOK 24.1 billion), and gross operating earnings came to NOK 4.3 billion (2003: NOK 4.7 billion). Operating earnings after depreciation but before write-downs and provisions for restructuring in Australasia were NOK 930 million (2003: NOK 1.4 billion). When the excluded items are taken into account, operating earnings came to NOK 757 million (2003: NOK 1.5 billion).

A loss of NOK 41 million (2003: NOK 239 million) was recorded under affiliated companies as Norske Skog's share of the net loss for these companies. NorskeCanada accounted for a loss of NOK 44 million (2003: NOK 160 million), while Malaysian Newsprint Industries contributed a profit of NOK 5 million as against a 2003 loss of NOK 87 million.

Net financial expenses for 2004 amounted to NOK 718 million (2003: NOK 1 341 million). Currency hedging yielded a gain of NOK 156 million, compared with a loss of NOK 278 million in 2003.

Pre-tax earnings came to NOK 140 million after including NOK 142 million in gain on the sale of forest properties in mid-Norway. The corresponding figure for 2003 was NOK 770 million, which included other items of NOK 814 million—primarily gain on the sale of power stations in Norway.

The tax gain for 2004 was NOK 523 million compared with a cost of NOK 364 million the year before. Factors affecting the tax gain in 2004 include the reversal of NOK 276 million in tax reserves. Company taxes have also been reduced in several countries in which Norske Skog has operations, and changes in Australian tax rules meant an upward adjustment of tax-related input value.

Net earnings after tax came to NOK 655 million (2003: NOK 402 million). Earnings per share were NOK 4.95 (2003: NOK 3.04).

Cash flow from operations, excluding financial items paid and tax paid, was just over NOK 2.9 million, virtually unchanged from 2003. Cash flow per share amounted to NOK 22.04 (2003: NOK 22.45).

The board confirms that the going concern assumption is realistic, and the annual accounts have been prepared on that basis.

Proposal for dividend

The board proposes a dividend of NOK 6 per share, unchanged from the year before. This proposal accords with the company's dividend policy, which is to pay a stable and competitive dividend averaging 15-25 per cent of cash flow over a business cycle.

Improvement programme

Norske Skog's Improvement 2003 programme was concluded at 31 December. Gains achieved from the base year of 2002 are in line with the original target of NOK 2 billion.

A major element in the programme was an extensive downsizing for mills, sales offices and staff functions. The goal was to reduce the workforce by 1 200 people, which was achieved with only minimum variances.

Balance sheet

The book value of Norske Skog's assets at 31 December 2004 was NOK 44.1 billion, a reduction of NOK 2.4 billion from the year before. This reflects higher depreciation than investment and the strengthening of the Norwegian krone since 31 December 2003.

Gearing (the ratio of net interest-bearing debt to equity) was 0.9 at 31 December 2004. This is in line with the target, and represents a slight improvement from 2003. After a provision of NOK 795 million for dividend, equity came to NOK 18.9 billion or NOK 139.50 per share at 31 December. The strengthening of the krone over the year reduced equity by NOK 250 million.

Norwegian bond loans were refinanced during 2004, which means that debt repayments will be marginal in 2005. The average time to maturity on the long-term debt was 7.1 years at 31 December. Norske Skog seeks a balance between various borrowing sources, and about 20 per cent of its borrowings at 31 December were in the Norwegian bond market. The remainder was divided fairly evenly between foreign bonds loans and bank borrowing. The Standard and Poor's rating agency reduced Norske Skog's credit rating to BBB– with stable outlook in the spring of 2004, while the Moody's rating remains unchanged at Baa3. These ratings accord with the company's strategy.

Investment

Capitalised investment came to NOK 2 billion (2003: NOK 1.2 billion). Norske Skog's share of PanAsia's new newsprint mill at Hebei in China was NOK 583 million in 2004. Conversions were also carried out at Norske Skog Bruck in Austria and Norske Skog Saugbrugs in Norway.

The board of Norske Skog resolved in June to invest AUD 160 million/NOK 750 million in an extensive restructuring of operations in Australasia. This project is in an early phase, and roughly NOK 60 million was incurred in 2004.

In addition, the board decided to expand the TMP plant at Norske Skog Walsum. This project is costed at NOK 280 million and will be executed in the second half of 2005.

Implementing IFRS

Norske Skog will present its accounts in accordance with International Financial Reporting Standards (IFRS) from the first quarter of 2005. An opening balance sheet at 1 January 2004 has been prepared on the basis of the IFRS principles. This balance sheet is preliminary. Two major changes arise in relation to the previously-reported balance sheet based on Norwegian accounting principles:

- Under IFRS, provision for dividend is not booked until it has been approved by the general meetings.
- Unlike the Norwegian accounting principles, IFRS does not permit deferred tax to be recorded at net present value.

See the more detailed presentation of the IFRS effects included in the condensed consolidated financial statements on page F-58.

Regional operations

Europe: higher demand but lower prices

Norske Skog's operations in Europe embrace a total of nine mills, accounting for about 60 per cent of its production capacity. This part of the business had operating revenues of NOK 15.6 billion (2003: NOK 14.8 billion) and operating earnings of NOK 160 million (2003: NOK 1 033 million). The gross operating margin was 15.8 per cent (2003: 19.2 per cent).

Deliveries and production from Norske Skog's European mills came to 3.6 million tonnes, their best-ever level. In addition to high demand, this reflects good progress for productivity—particularly in the second half. Six of the mills set new production records.

Europe—newsprint

Operating revenues for the newsprint business were NOK 8.3 billion (2003: NOK 7.6 billion), and gross operating earnings came to NOK 1.2 billion (2003: NOK 1.3 billion). Volumes produced and sold increased by nine per cent. The 2004 result was weak owing to low prices and increased costs, particularly for energy and to some extent for other input factors.

European newsprint prices measured in local currencies were four-five per cent lower than in 2003 and at their lowest for 10 years. One-year contracts meant that the price level was relatively stable throughout the year, even though demand rose by more than six per cent.

Europe—magazine paper

Operating revenues for the magazine paper business were NOK 7.3 billion (2003: NOK 7.2 billion), and gross operating earnings amounted to NOK 1.2 billion (2003: NOK 1.5 billion). Volumes produced and sold were marginally lower than in 2003. This reflected conversion shutdowns at Norske Skog Bruck and Norske Skog Saugbrugs, and the gradual replacement of the Pacopress SC grade from Norske Skog Parenco with standard newsprint towards the end of the year. The 2004 result was weak owing to low prices and higher costs for chemical pulp and energy.

Europe experienced substantial excess capacity for lightweight coated (LWC) magazine paper over several years, which resulted in a big decline in prices despite good progress for demand. LWC prices in 2004 were 25 per cent below the 2001 level. The market for super calendered (SC) magazine paper was tight, but the position with LWC also led to lower prices for SC.

Demand for magazine paper in Europe increased by 4.5 per cent during 2004. The USA is an important export market for magazine paper, and demand there increased by more than seven per cent at the same time as price rise were implemented.

Australasia

Norske Skog has three mills in Australasia, and is the only newsprint manufacturer in that part of the world. This region had operating revenues of NOK 4.2 billion (2003: NOK 4 billion) and gross operating earnings of NOK 1 143 million (2003: NOK 1 175 million). The gross operating margin was 27 per cent (2003: 29 per cent). This decline primarily reflects a four per cent price reduction in New Zealand from 1 January 2004 and a seven per cent cut in Australia from 1 July. Lower prices in local currencies followed from the price formula incorporated in Norske Skog's long-term contracts with its biggest customers.

Productivity developed positively, and volumes in Australasia increased by 20 000 tonnes in 2004. Health and safety work has a high priority, and none of the mills suffered any lost-time injuries during the year.

South America

Norske Skog has one newsprint mill in Brazil and another in Chile, which makes it the largest manufacturer in South America. This region had operating revenues of NOK 1 146 million (2003: NOK 1 094 million) and gross operating earnings of NOK 346 million (2003: NOK 329 million). The gross operating margin was 30 per cent, which is the highest among Norske Skog's regions. Because of substantial imports from North America, price developments in the region by and large follow US trends. Measured in US dollars, prices for standard newsprint rose by about 10 per cent during 2004.

Productivity developed positively at the two mills. When account is taken of the termination of the joint venture with Klabin in the spring of 2003, production increased by two per cent in 2004.

At 31 December 2004, Norske Skog Pisa in Brazil had completed 588 days without a lost-time injury.

Partly-owned companies

PanAsia Paper Company

PanAsia Paper Company, a joint venture owned 50-50 with Abitibi Consolidated, is the largest newsprint manufacturer in Asia outside Japan. It owns four mills in Korea, Thailand and China. A new mill due to become operational during the second half of 2005 is under construction in China's Hebei province. PanAsia owns 80 per cent of this facility. Once it is operational, the company will be the largest newspaper manufacturer in China. In addition to selling newsprint from its own mills, PanAsia is also responsible for Asian sales of paper produced by its owners and by NorskeCanada. Norske Skog uses proportional consolidation to record its share of PanAsia's profit and loss account and balance sheet. This means that 50 per cent of PanAsia's profit and loss account, balance sheet and cash flow is recorded line by line.

PanAsia had operating revenues of USD 1 billion/NOK 6.7 billion (2003: USD 901 million/ NOK 6.4 billion). This amounts in Norske Skog's accounts to operating revenues of NOK 2.6 billion (2003: NOK 2.4 billion) and gross operating earnings of NOK 443 million (2003: NOK 480 million). The gross operating margin was 17 per cent (2003: 20 per cent). Earnings were unsatisfactory in 2004, which primarily reflects the continuing weakness of the Korean market. The two mills in Korea account for about 80 per cent of PanAsia's production capacity, and current conditions mean that a relatively large share of their output is exported to other Asian markets.

PanAsia produced and sold just under 1.4 million tonnes of paper, which represents a 10 per cent increase from 2003. The company has very modern mills, which are highly efficient and have good health and safety figures. The lost-time injury frequency per million working hours was 0.5 in 2004.

Project financing for the Hebei mill was named Asia-Pacific Industrial Deal of the Year by the *Project Finance* magazine.

PanAsia's owners have not provided any guarantees for the company's debts.

Malaysian Newsprint Industries (MNI)

Norske Skog owns 34 per cent of MNI, which is Malaysia's only newsprint mill, and uses the equity method to consolidate its results. This means that Norske Skog's share of MNI's net earnings after tax is recorded in the profit and loss account under affiliated companies. The 2004 share amounted to NOK 5 million, compared with a loss of NOK 87 million for the year before which included NOK 38 million in write-down of assets. The improved earnings reflect better market conditions and higher prices.

NorskeCanada

Norske Skog owns 29.4 per cent of NorskeCanada, a listed company which ranks as North America's third largest manufacturer of newsprint and magazine paper. The equity method is used by Norske Skog to consolidate NorskeCanada's results. The Canadian company has four mills in British Columbia with a total capacity of 1.85 million tonnes of publication paper, as well as 115 000 tonnes of packaging grades and 400 000 tonnes of market pulp. NorskeCanada had net operating revenues of CAD 1.9 billion/ NOK 9.7 billion (2003: CAD 1.6 billion/NOK 8 billion) and gross operating earnings of CAD 153 million/ NOK 779 million (2003: CAD 78 million/NOK 390 million). The net loss was CAD 29 million/ NOK 148 million (2003: CAD 85 million/NOK 425 million).

The main reason for the improvement in results was higher prices for both paper and market pulp. Improvement programmes also had a good effect, but the strengthening of the Canadian dollar against the US dollar meant that NorskeCanada's net result remained unsatisfactory.

Forestia

Norske Skog owns 90.1 per cent of Forestia, which comprises two chipboard plants at Braskereidfoss and Kvam respectively as well as a factory manufacturing I-beams at Mo i Rana. Forestia produced 363 000 cubic metres of chipboard and 575 000 running metres of I-beams in 2004.

The company had gross revenues of NOK 579 million and net earnings of NOK 5 million.

Nordic Paper

Nordic Paper, owned 45 per cent by Norske Skog and 55 per cent by M Peterson & Son AS, ranks as the world's largest manufacturer of greaseproof and baking paper grades, with an annual production capacity of 62 000 tonnes. The company has three mills, at Geithus and Greåker in Norway and Säfle in Sweden.

Revenues for Nordic Paper came to NOK 814 million, and its pre-tax profit was NOK 900 000.

The owners tried to sell Nordic Paper in 2004, but failed to obtain a satisfactory price.

Risk management

Norske Skog has worked systematically on managing risk for a number of years. One element in this is defining the company's tolerance to risk—in other words, its capacity to deal with unexpected negative incidents. Gross risk is assessed against net risk on the basis of correlations between various risks and hedging opportunities. In many cases, these correlations can significantly reduce the risk picture. Such assessments form an important part of the decision-making basis for the company's investment projects, for instance.

Risk management in Norske Skog primarily covers exchange rates, interest rates and energy, as well as credit risk and the group's non-life insurances.

Norske Skog hedges 50-100 per cent of expected cash flow in foreign currencies over the coming 12 months. At 31 December, the proportion hedged was about 80 per cent. Exchange rate fluctuations also affect the book value of group assets outside Norway. The group accordingly hedges its balance sheet against such fluctuations, primarily by matching the currencies in its loan portfolio with those in which its assets are denominated.

Existing long-term contracts cover more than 85 per cent of Norske Skog's total electricity consumption at the Norwegian mills until 2020, at a relatively stable and favourable price level. A substantial proportion of consumption in continental Europe is met in the short-term markets because the hedging premium there has been high. Electricity requirements in South America and Australasia for the next few years are covered by short-term (two-three years) and long-term contracts. Risk management is monitored through routines for internal control and reporting.

Having floating interest rates on as much as possible of its debt is regarded by Norske Skog as a way of reducing risk. This reflects the correlation between the company's earnings and the economic cycle, with interest rates normally high in growth periods and lower during recessions.

Norske Skog is exposed to liquidity risk when payments on financial liabilities do not correspond with its cash flow from operations. To counter such effects, the group seeks to spread payments related to financial liabilities throughout the year. In addition, the group has a specified liquidity reserve available at all times.

Credit evaluations are made by Norske Skog for all counterparties to financial transactions. At a minimum, they must be A-rated. Calculations are made for non-rated companies, based on the same requirements for key figures applied to A-rated firms. On the basis of a given rating and other calculations, each counterparty is allocated a limit for permitted credit exposure.

For further details, see the section on the group's risk exposures in Note 27 to the consolidated accounts.

Development of the share

Increased trading in the Norske Skog share

Most stock exchanges outside Norway were flat or progressed weakly during 2004. The Oslo Stock Exchange stood out with a sharp rise in its benchmark index, largely because high oil prices boosted share prices for many companies. The Norske Skog share, including dividend, yielded a return of 7.9 per cent from 30 December 2003 to 30 December 2004. This was not significantly different from most other Nordic companies in the sector. The highest and lowest prices in 2004 were NOK 146.50 and NOK 110 respectively, while the average price for the year was NOK 125—11 per cent higher than in 2003. Norske Skog's stock market valuation at 31 December was NOK 17.4 billion (2003: NOK 16.9 billion), which corresponded to 92 per cent of book equity.

Since the merger of the A and B shares in 2001 and the international share issue of the same year, the Norske Skog share has been one of the most liquid on the Oslo Stock Exchange. During 2004, 158 million Norske Skog shares were traded. That corresponded to 119 per cent of the total number of shares and represented an increase of 12.5 per cent from the year before.

Owner structure

Individuals or companies outside Norway owned 38.2 per cent of the shares at 31 December, which represents a marginal increase from 2003. The forest owner associations in Norway owned 21.1 per cent of the company at 31 December.

Relative return

Until 2004, Norske Skog has measured the return on its shares over rolling two-year periods against a relevant reference group of share indices and competitors. The Norske Skog share yielded a total return of 45.9 per cent over the latest two-year period, which was 9.6 percentage points above the reference group.

Own shares

Norske Skog held 819 976 of its own shares at 31 December 2004, or 0.6 per cent of the total number. The board is authorised to buy back up to 10 per cent of the outstanding shares. This authorisation runs until October 2005, and the board will propose that it be extended. The company acquired 339 500 of its own shares in the market during 2004, and disposed of 252 276 through the annual share sale to its own employees and as partial settlement of bonus agreements. A total of 1 324 employees participated in the 2004 share sale, an increase of 28 per cent.

Share capital

The share capital was unchanged in 2004 and totalled NOK 1 331 370 880 at 31 December, divided between 133 137 088 shares with a par value of NOK 10. All the shares have equal voting rights.

Markets for the company's products

Demand increased markedly during 2004 in Europe, Australasia, several Asian markets and South America. Despite that, prices declined from 2003 in Europe and Australasia. This reflected European price negotiations in the autumn of 2003 and a strengthening of local currencies in Australasia. Norske Skog's total deliveries increased by 4.7 per cent compared with 2003.

Newsprint

Many newspapers in western Europe, Japan and North America experienced a weak decline in circulation. At the same time, international trends indicate a marked shift in the newspaper market, with the major nationals losing ground to regional and local publications.

Newspapers are increasingly opting to switch from broadsheet to tabloid format. Paper consumption has been little affected by this change because the number of pages increase correspondingly.

A positive shift by advertisers from other media to newspapers was seen in 2004. This was paralleled by a growing preference for advertising in inserts rather than in traditional locations. Freesheets also continued their advance. That contributes to further growth in demand for standard and improved newsprint grades.

Global demand for standard and improved grades rose by roughly 3.5 per cent from 2003. The increase in eastern Europe was 18 per cent, while the rest of the continent witnessed a rise of five per cent. Australasian demand increased by four per cent for standard newsprint and 12 per cent for improved grades. Total South American demand for standard and improved newsprint topped one million tonnes for the first time, which was an increase of nine per cent from 2003. Consumption of improved newsprint in South America grew by no less than 30 per cent. Asian demand for standard newsprint was up by about four per cent, with China witnessing an eight per cent rise. Demand also increased in most other Asian countries apart from Korea.

The North American market contracted by almost two per cent for standard newsprint, while improved grades expanded by nine per cent. Traditional media such as TV and newspapers lost a share of the advertising market to electronic rivals in 2004. The total advertising market in North America grew by about six per cent from 2003. Newspapers remained the second largest advertising channel after TV, and held about 28 per cent of the market in 2004. The internet accounted for roughly five per cent, while TV carried some 33 per cent of US advertising.

Magazine paper

Demand for magazine paper increased markedly in 2004 compared with the year before.

Deliveries of coated grades from European manufacturers expanded by eight per cent from 2003, with the biggest increases in eastern Europe (16 per cent), North America (17 per cent) and Asia (23 per cent). This growth absorbed much of the production capacity added in Europe during recent years.

Global capacity for SC is fully utilised, so total deliveries rose by only one per cent in 2004. Demand in western Europe increased by three per cent.

The total market for SCA+, the highest grade in the SC segment, expanded by 13 per cent. Norske Skog's deliveries of this grade tripled from 2003.

Norske Skog focused on quality improvements for magazine paper to enhance both runnability and printability. In that context, investments were made at Norske Skog Bruck and Norske Skog Saugbrugs during 2004. Work on quality improvement will continue in 2005.

Cost developments for important input factors

The recovered paper market in Europe developed positively during 2004, with an average price about 10 per cent down from the year before. This decrease reflected continued growth in European paper recovery. Average recovered paper prices rose from 2003 in North America and Asia.

As expected, the price of chemical pulp increased during 2004. Prices have risen by about 20 per cent since 2002, and the reference price at 31 December 2004 was around USD 600 per tonne.

Apart from volumes imported to Norway from the Baltic states, the market for virgin wood in all Norske Skog's regions is in virtual balance. Supplies from the Baltic states were characterised by high prices throughout 2004 because of strong demand from Scandinavia pulp and paper companies. Price increases in the other regions were moderate.

The overall balance between supply and demand in power markets during 2004 was better than the year before, particularly in Norway and continental Europe. Norske Skog's European power costs nevertheless rose because of more favourable contractual prices in 2003. Globally, energy prices are rising as a result of low capacity growth, high Asian activity in the coal and oil markets, and taxes on both energy and distribution.

Norske Skog's logistics costs developed positively, but the inter-regional freight markets were affected by high Asian activity and oil prices.

The company's social responsibility

The environment

Norske Skog's strategy emphasises that the company will work for sustainable development through high environmental standards and socially responsible business practices.

The company's objective is to reduce the environmental burden of its own operations to a minimum. It works to ensure that the same environmental standards are also applied by its partly-owned companies and its suppliers.

All Norske Skog's mills operate in accordance with national legislation and statutory regulations. No incidents involving serious breaches of these requirements occurred in 2004. In many cases, Norske Skog sets stricter environmental standards for its own activities than national or local governments.

Recovered paper

Norske Skog's wholly-owned mills consumed 1 475 000 tonnes of recovered paper in 2004. Together with PanAsia, the company is the world's second largest consumer of this commodity for newsprint production. The new PanAsia mill in China, which is based wholly on recovered paper, will become operational in the summer of 2005. That will increase the total consumption of recovered paper by about 400 000 tonnes. Norske Skog owns 50 per cent of PanAsia.

Sustainable forestry

Norske Skog's business is based on processing one of the world's most natural raw materials—wood. The company is therefore an international prime mover for ensuring that forest management and practices accord with international standards for sustainable forestry. Forest owners and sawmills which can document that their roundwood and chips derive from certified forests are given priority as suppliers.

Traceability (chain of custody) certificates were issued to four of the company's mills in 2004. This means that they can document how much of their wood derives from certified forests and which these are.

The company's European wood procurement department is certified to and operated in accordance with the ISO 14001 environmental management standard.

Energy, waste and emissions/discharges

Norske Skog works actively to save energy and reduce waste. Virtually all the waste generated at its European and South American mills was exploited as bioenergy. A large proportion of the waste in Australasia goes to agriculture or disposal facilities.

About 700 000 tonnes of dry waste were generated from operations in 2004. Eighty-two per cent of this material was exploited for bioenergy, generating more than 2 400 GWh. The energy is primarily used as heat in the production process. A small proportion is also converted to electricity.

The value of the incinerated waste corresponds to more than 200 000 tonnes of oil.

Discharges to water from the mills were further reduced in 2004. Specific discharges of the main parameter, dissolved organic material (kilograms per tonne paper), decreased by roughly 10 per cent.

Because of a special wood raw material and production process, discharges to water from Norske Skog Boyer in Australia are higher than at the other mills. The authorities have given the company until December 2007 to implement further measures, and Norske Skog intends to enhance the mill's treatment plant in order to achieve a large reduction in discharges.

Environmental investment and measures

Norske Skog invested NOK 157 million in environmental measures during 2004. The biggest projects were at Norske Skog Parenco, where construction of a new fluidised bed incinerator for waste was completed, and at Norske Skog Golbey. The latter made substantial improvements to its deinking process for recovered paper, which allows a larger proportion of the residual material to be used for bioenergy.

Environmental certification

Thirteen of Norske Skog's 14 wholly-owned mills are certified to the ISO 14001 environmental management standard. The final mill will secure such certification during the first half of 2005.

Social responsibility

ICEM

Norske Skog signed an agreement with the International Federation of Chemical, Energy, Mine and General Workers' Unions (ICEM) in 2002. This aims to secure good minimum rights for all the company's workers. The agreement was revised and re-signed in 2004.

Global Employee Forum

Norske Skog has become one of the very few multinational companies to create a forum for union officials from all its mills—the Global Employee Forum. The agreement to establish this body was signed in December 2004.

Newspapers in Education

A five-year collaboration agreement has been concluded by Norske Skog with the World Association of Newspapers (WAN) on developing the Newspapers in Education programme. The aim is to improve reading skills and interest in newspapers among children and young people, particularly in new democracies. Norske Skog will contribute NOK 12.75 million to this project over five years.

Health and safety

Norske Skog achieved its best-ever health and safety results in 2004. Including the recovered paper business, nine of 15 units reported a year with no lost-time injuries. The company's strategy commits it to developing a working environment which meets the best standards in the industry, and to ensuring that health and safety always form an integral part of daily working both in its own business and at its suppliers.

The lost-time injury frequency per million working hours was 1.35, compared with 3.57 in 2003.

Sickness absence came to 4.1 per cent as against 4.7 per cent in 2003. Norske Skog works in a planned way to reduce such absences. Its inclusive workplace (IA) agreement forms the basis for these efforts in Norway. Many of the principles enshrined in this agreement are also applied at Norske Skog mills in other countries.

During a year generally characterised by very good figures for health and safety, the company unfortunately also experienced one of its worst accidents for a long time when an employee at Norske Skog Bio Bio in Chile died as the result of an accident at work. This clearly indicates that, even if the overall results are good, the highest standards must always be set for safety—both in day-to-day work and in planning further activities.

Personnel

Corporate management

Jan Oksum took over as president and CEO of Norske Skog on 1 January 2004. He has made certain changes to the composition of the corporate management team and the responsibilities of its members.

Christian Rynning-Tønnesen was appointed as the new chief financial officer at the beginning of 2005, and will take office in April.

Employees

Norske Skog had 7 062 employees at 31 December 2004. The Improvement 2003 programme was implemented as planned, and the workforce was accordingly downsized by 291 people in 2004. Since the programme began in 2002, a total of 1 073 jobs were shed.

The company gives great weight to developing its employees, and has several programmes for managers and other personnel. These have been updated in connection with the revision of the company's goal and strategy. All employees are due to have completed the Spirit of Norske Skog programme during 2005, for instance.

Gender balance and recruitment of women

Eleven per cent of Norske Skog's employees are women. The female proportion of the total mill workforce is about 10 per cent, while women account for 43 per cent of the company's sales and administrative staff.

Norske Skog is working actively to recruit more women. Long-term planning of workforce requirements pays special attention to increasing the recruitment of female apprentices and the proportion of women in senior posts. The company's first female mill manager was appointed in the autumn of 2004 at Norske Skog Follum.

In Norway, Norske Skog is involved in the Female Future programme run by the Confederation of Norwegian Business and Industry. This aims not only to increase the proportion of women in Norwegian company boardrooms but also to motivate women to apply for senior jobs in business.

Diversity

As a global company with operations in five continents, Norske Skog consciously seeks to achieve an international composition for its management and administration. Eighteen nationalities are represented at its headquarters outside Oslo, for instance.

Good contribution in 2004

The board wishes to express its thanks to all employees for their good contribution in 2004. The workforce has shown great loyalty to the improvement programme, while also achieving the best-ever results for health and safety.

Revising the strategy

The most important governing document in Norske Skog is *Vision, Values, Goal and Strategy*. The board approved a revised version of this document in 2004, and expanded it to include the company's values: openness, honesty and cooperation.

Norske Skog's vision is to be recognised as a world leader in the paper industry, while its goal is to deliver the best shareholder value in the paper industry.

To achieve this, the company has defined three overarching strategic choices for future development:

- Norske Skog will be a low-cost producer
- Norske Skog will pursue profitable growth
- Norske Skog will focus on its core business.

Restructuring and new investment

Restructuring in Australasia

The board of Norske Skog approved a restructuring plan for two of the company's Australasian mills in June 2004. Costed at AUD 160 million/about NOK 800 million, this will reduce annual expenses in the region by some AUD 30 million/NOK 150 million and improve the gross operating margin by three-four percentage points.

Two of the paper machines at Norske Skog Tasman are being upgraded and having their production capacity increased, while the third machine will be shut down. At the same time, capacity will be expanded at Norske Skog Albury.

The net result will be a capacity transfer of 50 000 tonnes from Norske Skog Tasman to Norske Skog Albury and an improvement in paper quality. This restructuring will strengthen Norske Skog's competitiveness in the region by increasing quality and cutting production costs while manufacturing the paper closer to customers.

Hebei

PanAsia Paper Company (PanAsia) is building what will be China's largest and most efficient newsprint mill in Hebei province. Norske Skog owns 50 per of PanAsia, which in turn has an 80 per cent interest in the new facility. The other 20 per cent is owned by the local Long-Teng Paper Company.

The Chinese market for newsprint is expected to reach 2.65 million tonnes in 2005, and forecasts indicate an annual growth of eight per cent up to 2010.

With an annual capacity of 330 000 tonnes, the new mill will base its production entirely on recovered paper. Up to half of this raw material is due to be collected in China.

Total investment is about USD 300 million/NOK 1.9 billion, and the mill is due to become operational during the summer of 2005.

Main study at Brazilian mill

Norske Skog has completed a preliminary study into the possible construction of a new paper machine (PM2) at Norske Skog Pisa in Brazil. The background is that this country and the whole of South America currently imports about two-thirds of its newsprint requirements. Brazil also has major cost advantages compared with other locations for new production capacity. That relates primarily to roundwood, since good supplies are available from nearby forest plantations, but other costs are also favourable. A possible implementation of the project would be viewed in conjunction with phasing out higher-cost newsprint capacity elsewhere in the world.

The board resolved in August 2004 to proceed with a main study. In addition to technical planning, Norske Skog will carefully evaluate market conditions and the economic framework in Brazil—including tax-related issues.

Corporate governance

Corporate governance embraces the principles and guidelines which specify how Norske Skog is managed, and which define the relationships between the general meeting, the corporate assembly, the board of directors and the chief executive.

A new Norwegian recommendation on corporate governance was issued in 2004. Corporate governance in Norske Skog essentially corresponds with its provisions. Significant variances exist only for a couple of items. These relate to the free transferability of the share, where article five of the company's articles of association specifies a restriction by requiring that the board approve share transfers. The board will propose to the next annual general meeting that this requirement be deleted from the articles of association.

As part of its annual work schedule, the board also reviewed and updated a number of the other governing documents.

Norske Skog has seven directors. Five of these are elected by the shareholders and two by the employees. Two of the directors were up for election at the previous AGM, and both were re-elected. Lars W Grøholt was re-elected as the chair and Egil Myklebust as the deputy chair.

According to a Norwegian Act of 2003, boards with six to eight directors must basically have at least three members of each gender. This requirement is reduced under the Act to two apiece for Norske Skog because women account for less than 20 per cent of its workforce. This statute has not yet come into force. On the basis of a voluntary agreement between the government and industry, gender representation on boards of directors covered by the Act will be assessed at 1 July 2005. If the government believes at that time that statutory regulation is still required, the Act can come into force in the autumn of 2005 with a transitional period up to 2007.

Audit

The board is in regular contact with the company's internal and external auditors.

The 2004 AGM resolved to appoint PricewaterhouseCoopers as the auditor, a post which had been filled by Arthur Andersen and later Ernst & Young since 1989.

Monitoring the global business

The board gives weight to ensuring that the directors are as familiar as possible with the company's global business. To help achieve that, the board visited Norske Skog's European mills in 2003. During 2004, it visited company mills, important customers and other industrial players in South America. A similar visit to Australasia is planned for 2005.

The company has also adopted an introductory programme for new directors.

Outlook for 2005

Norske Skog expects demand to continue increasing in most countries and regions during 2005, although the rate of growth will probably somewhat slower than in 2004. Combined with low capacity expansion, this should mean a better balanced market.

After three years of decline in Europe, prices are rising in 2005 as a result of a tighter balance between supply and demand.

Prices in Australasia are regulated under 10-year contracts based on US prices measured in US dollars. Prices in the second half will accordingly depend on trends in the USA and the relative strengths of the Australian and US dollars.

Growing demand and gradually rising prices are expected in South America and most Asian countries.

Developments are positive in China, where the new mill in Hebei province will become operational in the second half.

No major changes in costs are expected, apart from a further increase in energy prices during 2005.

Norske Skog expects its financial results in 2005 to be better than in 2004.

Other matters

Investigation by the competition authorities

The European Commission initiated an investigation of Norske Skog and others in May 2004 for alleged breaches of EU competition rules. This inquiry relates to alleged anti-competitive collaboration over the sale of newsprint and magazine paper in Europe, and over the purchase of recovered paper in Germany. The Commission has subsequently dropped the investigation into recovered paper on the grounds that similar inquiries have been launched by the German competition authorities. Norske Skog is not involved in the German investigation.

A similar investigation launched by the Commission in 1995 was dropped in 2002.

Class actions have been initiated in the USA against a number of companies in the North American and European paper industry, including Norske Skogindustrier ASA, Norske Skog (USA) Inc, Norske Skog North America LLC and Norske Skog Canada Ltd. These actions have been brought on behalf of various paper buyers and build primarily on the fact that some of Norske Skog's competitors are being investigated for alleged breaches of US competition rules. Compensation for possible financial loss is being sought.

Norske Skog has made no provisions in connection with these legal actions, investigations or the class actions brought.

Allocation of net earnings

Net earnings for Norske Skogindustrier ASA were NOK 454 million, which it is proposed to allocate as follows:

Dividend to shareholders	NOK 795 million
Transferred from other equity	NOK 341 million
Total	NOK 454 million

Following these allocations, distributable equity in Norske Skogindustrier ASA amounts to NOK 5 264 million.

ANNEX D—FORM OF SUBSCRIPTION FORM

Norske Skogindustrier ASA
Rights Offering 2005

Subscription form

SUBSCRIBERS' GUIDELINES

The subscription of shares shall take place from 30 September until 13 October 2005, both days inclusive. Correctly completed subscription forms must be received by the subscription office no later than 4.00 p.m. (Oslo time) on 13 October 2005. The subscription office is:

Nordea Bank Norge ASA
Issuer Services
Middelthunsgt. 17
P.O. Box 1166 Sentrum
NO-0107 Oslo
Tel.: +47 22 48 62 62
Fax: +47 22 48 66 50

Norske Skogindustrier ASA (the "Company") reserves the right to accept or cancel any subscription forms received after the end of the subscription period as well as incorrect or incomplete forms. Furthermore, the Company may treat as invalid any subscription form that appears to have been executed, effected or dispatched in a manner which may involve a breach of the laws or regulations of any jurisdiction. By completing this subscription form each non-Norwegian subscriber represents and warrants that he or she can lawfully do so in the jurisdiction in which he or she resides, and as applicable makes the representations and warranties and undertakes as provided in the Prospectus (as defined below), please refer to "Part VIII: Selling and Transfer Restrictions" in the Prospectus.

Shareholders as of 22 September 2005 and investors who have subsequently acquired rights (as defined in the Prospectus) have a right to subscribe for and be allocated new shares (the "New Shares") in the Rights Offering (as defined in the Prospectus. 56,808,538 shares, each with a nominal value of NOK 10, will be issued, with the total issue amounting to NOK 3,976,547,660.

One (1) right will be issued for each share held. **7 rights entitle the holder to subscribe for 3 New Shares, at a subscription price of NOK 70.00 per share.** No fractional shares will be issued, and rights and fractions of a right which thus cannot be exercised will be included in the Rump Offering as described in the Prospectus. Oversubscription and subscription without rights is not allowed. The rights are transferable and will be listed on Oslo Børs during the subscription period.

If you do not exercise your rights by the end of the subscription period, you will no longer be able to exercise those rights. After the subscription period has ended, New Shares that were not subscribed for pursuant to rights will be subscribed for and offered for sale for the benefit of the holders of the unused rights by Deutsche Bank AG and Nordea Bank Norge ASA (the "Underwriters") subject to the terms and conditions of the underwriting agreement between the Company and the Underwriters.

For U.S. Subscribers see reverse side

SUBSCRIBER'S SPECIFICATION

Subscriber's VPS account no.	No. of rights	The number of rights quoted is the number of rights based on your shareholding per 22 September 2005. If you have purchased or sold additional rights after this date, you have to fill in the total number of rights after the purchase or sale in the box "Total no of rights".	
	Total no of rights	Number of New Shares subscribed for	For official use:
ISIN for the Subscription Rights: NO 001 0285054		Amount to be paid per New Share NOK 70.00 =	Total amount to be paid NOK

Pursuant to the terms and conditions set out in the Prospectus, I/we hereby subscribe for the above number of New Shares.

The Prospectus, a copy of the resolution by the Extraordinary General Meeting to execute the Rights Offering (as defined in the Prospectus), the resolution of the Board determining the Offering Price, the Notice of the Extraordinary General Meeting, the Annual Reports for 2004 and 2003 and the Articles of Association of the Company may be obtained from Norske Skogindustrier ASA, Oksenøyveien 80, P.O. Box 329, 1326 Lysaker, Norway. The Rights Offering is subject to a number of conditions and may be terminated, please refer to "Part VII: The Offering; Plan of Distribution" in the Prospectus

Payment instructions

Each subscriber who is a resident of Norway must provide a one-time power of attorney to Nordea Bank Norge ASA Issuer Services on the subscription form for the direct debiting of a specified Norwegian bank account as payment for New Shares allotted. A letter of allotment will be sent out around 20 October 2005. Payment for the allotted shares will be debited from the subscriber's account around 21 October 2005.

Subscribers abroad not having an account with a Norwegian bank which they wish to debit, should contact the subscription office to agree the method of payment. The payment must be made on or prior to 21 October 2005 (the "Payment Date").

If there are insufficient funds on the account, or for any reason payment in full has not been received on the Payment Date, Nordea Bank Norge ASA (the "Payment Guarantor") will advance the amount not paid (see "Part VII: The Offering; Plan of Distribution" in the Prospectus). The Subscriber accepts that the Payment Guarantor in such case will have a claim on the Subscriber for the amount paid on his behalf plus collection expenses and penalty interest calculated on the amount from the Payment Date, as provided in the Prospectus. Additionally the Subscriber accepts that the Payment Guarantor has the right to retain the New Shares or to sell the New Shares for the Subscriber's account and risk. Sections 10-12 and 2-13 of the Norwegian Public Limited Companies Act will apply.

I/we hereby give a one-time power of attorney to Nordea Bank Norge ASA, Issuer Services for the direct debiting from my account of the allotted amount (no. of shares x price)	**Bank account—11 digits**

Place and date of subscription
Must be dated within the subscription period

Binding signature. The subscriber must be of age.
When signed per procura, documentation in the form of company certificate or power of attorney must be enclosed.

DETAILS RE SUBSCRIBER

Subscriber's VPS account no.		**PLEASE NOTIFY THE REGISTRAR OF ANY CHANGES**
Subscriber's first name		
Subscriber's surname/firm etc.		
Street address etc. (private subscribers: home address)		
Postal code and area		
Date of birth and national ID number		
Dividend to be credited to bank account (11 digits)		
Nationality		
Telephone (daytime)		

For U.S. subscribers

Neither the rights nor the New Shares have been or will be offered or sold in a transaction registered under the Securities Act of 1933, as amended (the "Securities Act"), and the rights may not be exercised by or on behalf of U.S. Persons (as defined in Regulation S under the Securities Act), except that rights may be exercised by certain U.S. Persons who are "qualified institutional buyers" as defined in Rule 144A under the Securities Act ("QIBs") and in accordance with applicable exemptions from the United States securities laws. As a condition to the exercise of its rights, each QIB must deliver the signed investment letter, as set out below, and deliver such signed investment letter together with this subscription form to Nordea Bank Norway ASA, Issuer Services.

U.S. Subscribers

To: Nordea Issuer Sevices
Dear Sirs:

In connection with our purchase of allotted New Shares in the Offering, we are required to comply with the subscription procedures related to the Offering, as set forth in the prospectus dated 26 September 2005 prepared in connection with the Offering (the "Prospectus"). Pursuant to those procedures, in addition to properly executing and delivering a Subscription Form, we hereby acknowledge, confirm, represent, warrant and undertake as follows:

1. Neither the New Shares nor the rights have been offered or sold in an offering registered under the U.S. Securities Act of 1933, as amended, (the "Securities Act") or qualified under the laws of any state of the United States, and the New Shares are being offered and sold to us pursuant to an exemption from the registration requirements of United States securities laws. The New Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.
2. (i) We are, and each investor, if any, on whose behalf we are purchasing the New Shares is, a "qualified institutional buyer", within the meaning of Rule 144A ("QIB") under the Securities Act and (ii) we will not further resell, pledge or otherwise transfer the New Shares unless such securities are registered under the Securities Act and applicable state securities laws or unless such transfer is made (x) to a person who we reasonably believe is a QIB within the meaning of Rule 144A that is purchasing for its own account, or for the account of another QIB, to whom notice is given that the resale, pledge or other transfer may be made in reliance on Rule 144A, (y) outside of the United States in accordance with Regulation S under the Securities Act or (z) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available). No assurance can be made with respect to the availability of the exemption provided by Rule 144.
3. We hereby make and affirm the representations, warranties and undertakings set forth in the Prospectus which the Prospectus provides we are deemed to make by signing this portion of a Subscription Form.
4. We represent that we (i) have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the New Shares, and we are experienced in buying equity securities of companies in Scandinavia and (ii) have reviewed the Prospectus, including, without limitation, the Section thereof entitled "Risk Factors". We understand and acknowledge that each manager and Norske Skogindustrier ASA is relying, and will rely, on the representations, warranties, covenants and agreements made by us herein, all of which form part of the consideration provided by us, in connection with our purchase of the New Shares.

ACKNOWLEDGED AND AGREED FOR THE BENEFIT OF THE UNDERWRITERS AND NORSKE SKOGINDUSTRIER ASA ON THE DATE FIRST WRITTEN ABOVE

Name of Client:			
By: Name:		Title:	

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REGISTERED OFFICE OF THE ISSUER

Norske Skogindustrier ASA
P.O. Box 329
Oksenøyveien 80
N-1326 Lysaker
Norway

SUBSCRIPTION AGENT

Nordea Bank Norge ASA
Issuer Services
Middelthunsgt. 17
P.O. Box 1166 Sentrum
N-0107 Oslo
Norway

LEGAL ADVISERS

To the Issuer as to Norwegian law:

Wiersholm, Mellbye & Bech AS
Ruseløkkveien 26
9th Floor
N-0251 Oslo
Norway

To the Issuer as to United States law:

White & Case LLP
5 Old Broad Street
London EC2N 1DW
United Kingdom

To the Underwriters as to Norwegian law:

Thommessen Krefting Greve Lund AS
Haakon VII, gt. 10
P.O. Box 1484 Vika
N-0116 Oslo
Norway

To the Underwriters as to United States law:

Clifford Chance LLP
10 Upper Bank Street
London E14 5JJ
United Kingdom

AUDITORS

PricewaterhouseCoopers AS
Karenslyst alle 12
N-0245 Oslo
Norway


NorskeCanada
(29.4%)
Total capacity:
1 840 000 t
Crofton
Port Alberni
Powell River
Elk Falls
Norske Skog
Parenco
Location: Renkum,
Netherlands
Capacity: 450 000 t
Norske Skog
Walsum
Location: Duisburg,
Germany
Capacity: 445 000 t
Norske Skog Union
Location: Skien,
Norway
Capacity: 265 000 t
Norske Skog Follum
Location: Hønefoss,
Norway
Capacity: 410 000 t
Norske Skog Skogn
Location: Skogn,
Norway
Capacity: 580 000 t
Norske Skog
Saugbrugs
Location: Halden,
Norway
Capacity: 560 000 t
Pan Asia Paper
Company
Total capacity:
1 790 000 t
Sing Buri
Hebei
Shanghai
Chongwon
Jeonju
MNI (34%)
Capacity: 250 000 t
Vancouver
NorskeCanada Head Quarters
Oslo
Corporate Head Quarters
Curitiba
South America Regional Office
Singapore
Pan Asia Regional Office
Sydney
Australasia Regional Office
North America
Europe
PanAsia
South America
Australasia
Norske Skog Bio-Bio
Location: Concepcion, Chile
Capacity: 125 000 t
Norske Skog Pisa
Location: Jaguariaiva, Brazil
Capacity: 185 000 t
Norske Skog Golbey
Location: Golbey, France
Capacity: 610 000 t
Norske Skog Bruck
Location: Bruck, Austria
Capacity: 375 000 t
Norske Skog Steti
Location:
Steti, Czech Republic
Capacity: 130 000 t
Norske Skog Albury
Location: Albury, Australia
Capacity: 225 000 t
Norske Skog Boyer
Location: Boyer, Tasmania
Capacity: 290 000 t
Norske Skog Tasman
Location: Kawerau,
New Zealand
Capacity: 430 000 t

Merrill Corporation Ltd, London
05LON2576

www.signatur.no

G.2

15 April 2005
Annual general meeting held in Norske Skog

The annual general meeting for Norske Skog took place yesterday, 14 April 2005, at the company's head office just outside Oslo.

The 2004 annual accounts and directors' report for parent company Norske Skogindustrier ASA and the group were approved, and the AGM also approved the board's proposal to pay a dividend of NOK 6 per share. This payout is unchanged from the previous year, and will be paid on 29 April 2005 to shareholders entered in the company's share register on 14 April 2005.

The AGM resolved to delete article 5 in the company's articles of association concerning the transferability of shares. This change means that Norske Skog's articles comply with the Norwegian code of practice on corporate governance, which recommends that shares in listed companies should be freely tradable without restrictions.

Shareholders also approved the board's proposal to amend articles 1 and 9 (now 8) to make it clear that the company is a public limited company and that the general meeting is called in accordance with the deadlines set out in Norway's Act on Public Limited Companies.

The AGM also agreed to amend articles 6, 7, 8 and 9 so that gender-neutral designations are now used for various posts on the company's governing bodies.

Ingrid Wiik and Annette Brodin Rampe were elected by the corporate assembly as new directors representing the shareholders, while Jarle Halvorsen and Stein-Roar Eriksen were elected as new employee directors. Egil Myklebust, Jan Vidar Grini and Robert Svarva (observer) have left the board, which now comprises nine permanent members instead of its previous composition of seven directors and an observer.

Ivar B Korsbakken, Idar Kreutzer, Svein Aaser, Kirsten C Idebøen and Ann Kristin Brautaset were re-elected to the corporate assembly, as recommended by the election committee. Turid Fluge Svenneby was elected as a new member of the corporate assembly, with Svein Haare as first alternate.

Gunn Wærsted was elected to the election committee, which otherwise comprises Ivar B Korsbakken, Idar Kreutzer and Helge Evju. Bjørn Kristoffersen thereby left the committee.

The AGM authorised the board to buy back the company's own shares up to a limit of 10 per cent of the outstanding shares. This authority replaces an earlier one, and will be valid until the 2006 AGM.

Oxenøen, 15 April 2005
Norske Skog
Corporate communications

Further information from:
Hanne Aaberg, senior vice president, corporate communications,
tel: +47 67 59 90 29, mob: +47 91 35 16 81

G.3

22 March 2006
Election recommendations for Norske Skog AGM

The election committee of Norske Skog has recommended that existing shareholder-elected directors as well as the present chair and deputy chair be re-elected. A new chair and member for the corporate assembly are also nominated.

"There's been a fairly substantial turnover of directors in recent years, and continuity is one factor we've given weight" says Ivar B Korsbakken, who chairs the election committee.

Directors Gisèle Marchand and Halvor Bjørken are up for re-election at the annual general meeting on 20 April. If the recommendation of the election committee is accepted, the board will comprise this pair plus Lars Wilhelm Grøholt (chair), Øivind Lund (deputy chair), Annette Brodin Rampe and Ingrid Wiik.

Korsbakken wishes to step down as a member of the corporate assembly and its chair. The election committee has recommended that the present deputy chair, Idar Kreutzer, be elected chair. It also recommends the election of Helge Evju as deputy chair.

Kreutzer has broad experience of Norwegian business and is currently chief executive of the Storebrand insurance and finance group.

Evju has long experience from leading positions in Norway's forest industry and is now chair of Viken Skog, the largest Norwegian shareholder in Norske Skog. He is also chair of the Forest Owners Association and has been a member of Norske Skog's corporate assembly before.

The election committee of Norske Skog comprises Korsbakken (chair), Evju, Kreutzer and Gunn Wærstad. Its recommendation is unanimous.

Further information from:
Ivar B Korsbakken, chair, election committee, mobile: +47 90 03 64 71

Hanne Aaberg, senior vice president for corporate communication, mobile: +47 91 35 16 81

The election committee's recommendation can be found at www.norskeskog.com

G.4

20 April 2006
AGM held in Norske Skog

The annual general meeting for Norske Skog took place today, 20 April 2006, at the company's head office just outside Oslo.
The 2005 annual accounts and directors' report for parent company Norske Skogindustrier ASA and the group were approved, and the AGM also approved the board's proposal to pay a dividend of NOK 5,50 per share. This payout will be paid on 3 May 2006 to shareholders entered in the company's share register on 20 April 2005.

Giselé Marchand og Halvor Bjørken were re-elected by the corporate assembly as directors representing the shareholders, while Trond Andersen was elected as new employee director. The board has nine permanent members.
Harald Evju, Birgitta Rødstøl Næss and Tom Ruud where elected to the corporate assembly, as recommended by the election committee. Emil Aubert, Ole H. Bakke, Christian Ramberg and Harald Sæther where re-elected.Kjersti Narum was elected as alternate..
Ole H. Bakke was elected to the election committee, which otherwise comprises Helge Evju and Gunn Wærsted.
The AGM authorised the board to buy back the company's own shares up to a limit of 10 per cent of the outstanding shares. This authority replaces an earlier one, and will be valid until the 2007 AGM.

Oxenøen, 20 April 2006
Norske Skog
Corporate communications

For further information:
Senior Vice President
Hanne Aaberg
Phone: +47 67 59 90 29
Mob: +47 913 51 681

G.5

82-5226

24.04.2006

AGM held in Norske Skog – correction*)

The annual general meeting for Norske Skog took place today, 20 April 2006, at the company's head office just outside Oslo.

The 2005 annual accounts and directors' report for parent company Norske Skogindustrier ASA and the group were approved, and the AGM also approved the board's proposal to pay a dividend of NOK 5.50 per share. This payout will be paid on 3 May 2006 to shareholders entered in the company's share register on 20 April **2006***.

Gisèle Marchand og Halvor Bjørken were re-elected by the corporate assembly as directors representing the shareholders, while Trond Andersen was elected as new employee director. The board has nine permanent members.

Helge* Evju, Birgitta Rødstøl Næss and Tom Ruud were elected to the corporate assembly, as recommended by the election committee. Emil Aubert, Ole H. Bakke, Christian Ramberg and **Halvard*** Sæther were re-elected. Kjersti Narum was elected as alternate.

Ole H. Bakke was elected to the election committee, which otherwise comprises **Idar Kreutzer***, Helge Evju and Gunn Wærsted.

The AGM authorised the board to buy back the company's own shares up to a limit of 10 per cent of the outstanding shares. This authority replaces an earlier one, and will be valid until the 2007 AGM.

Oxenøen, 20 April 2006

Norske Skog

Corporate communications

Further information from:

Hanne Aaberg, senior vice president, corporate communications,

tel: +47 67 59 90 29, mob: +47 913 51 681

G.6

82-5226

SHARES TO EMPLOYEES

Due to an internal system failure, two employees were not allocated shares in the sale that took place in the beginning of April. This is now corrected by selling 160 shares at a price of NOK 96, which is the price when the ordinary sale took place, less dividend of NOK 6 per share.

Norske Skog has now 583,831 shares in treasury.

Skogn, 9 May, 2005

NORSKE SKOG

Investor Relations

G.7

08 Nov. 2005
ACCC approves PanAsia acquisition

The Australian Commerce and Consumer Commission (ACCC) today gave unconditional approval of Norske Skog's acquisition of the remaining 50% of the shares in Pan Asia Paper Company from Abitibi-Consolidated.

The deal is expected to close on November 18, at which time the transfer of funds will also take place. PanAsia will be fully consolidated into Norske Skog financial accounts as of November 18.

Oxenøen, November 8, 2005
NORSKE SKOG
Corporate Communications

Contacts:

Media:
Hanne Aaberg, SVP Corporate Communications, phone + 47 67 59 90 00 or + 47 913 51 681

Financial markets:
Jarle Langfjæran, VP Investor Relations, phone + 47 74 08 72 82 or + 47 909 78 434

G.8

24 Nov. 2005

Best in Norway for environmental reporting

A Norwegian prize for best environmental reporting by a large company has been awarded to Norske Skog, while Norske Skog Follum received an honourable mention in the same class.

Hanne Aaberg, senior vice president for corporate communication, and mill manager Wenche Ravlo accepted the awards from jury chair Astrid Nøklebye Heiberg.

The presentation was made today at a national conference on corporate social responsibility organised by the Norwegian School of Management in Oslo.

These prizes are intended to inspire enterprises in Norway to make constant improvements to their environmental and sustainability reporting.

They are presented annually by a group of organisations, including the Norwegian Foundation for Sustainable Consumption and Production (Grip), the Norwegian Institute of Public Accountants and the Norwegian Financial Services Organisation.

Other backers are the Norwegian Shipowners Association, the Norwegian Society of Financial Analysts, the Confederation of Norwegian Business and Industry, the Norwegian Association of Masters of Science in Business and the Norwegian Savings Banks Association.

This is the third time Norske Skog has won the best report award in the 10-year history of the prizes. Its annual report will now participate in a European contest on the best environmental reporting.

The jury had the following to say: This report from Norske Skog stood out as the clear winner in its class. The report is both detailed and nicely presented. Environmental information has also been given a fine setting in the annual report, with a good list of contents.

A total of 18 reports on social responsibility from large companies and five from small firms were assessed by the jury, plus 21 on the environment from large companies and 18 from small ones.

Oxenøen, 24 November 2005
Norske Skog
Corporate communications

G.9

02 Aug. 2005
Norske Skog Union - press conference after board meeting

Today, Norske Skog's board of directors will discuss the management's plan to permanently shutdown Norske Skog Union.

There will be a press conference regarding the board's decision at Norske Skog's headquarters at 1500 CET today. Chief executive Jan Oksum and chair of the board Lars W Grøholt will be present.

For further information on the press conference, please call Benedicte Gude mobil: +47 959 07 951

Address:
Norske Skog
Oksenøyveien 80
1326 Lysaker

G.10

11 Aug. 2006
New telephone conference, Q&A session

Due to technical problems earlier today, we will arrange a conference call with Q&A today at pm 2.30 CET.

Please dial in at +47 23000400

Norske Skog
Corporate Communication